VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

03032745

03 OCT 17

SUPPL

6 October 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Ms D Bucher
Corporate Administrator

10/23

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 28 July 2003 10:13
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

66206.pdf (136 KB)

ASX confirms the release to the market of Doc ID: 66206 as follows:
Release Time: 28-Jul-2003 10:12:38
ASX Code: VRL
File Name: 66206.pdf
Your Announcement Title: PROPOSAL TO CANCEL AND REPLACE A CLASS PREFERENCE SHARES

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 July 2003

Village Roadshow Announces Proposal to Cancel and Replace all its A Class Preference Shares

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

The Village Roadshow Ltd Board ("VRL") today announced that it will propose and recommend to shareholders that the company propose a scheme of arrangement with its A Class Preference Shareholders that will result in the cancellation of all the A Class preference shares on issue. Ordinary shares will be unaffected.

The consideration for the cancellation would comprise an upfront partial cash payment with the balance to be satisfied by the issue of interest bearing unsecured notes which will be repayable on deferred terms.

Resolutions of both ordinary and preference shareholders in favour of the Scheme and associated steps to implement the proposal, as well as the approval of the Court, will be required before the Scheme can proceed.

It is proposed that consideration for the cancellation will be $1.25 per share and such consideration shall be payable 25¢ in cash and the balance by way of an unsecured note with a face value of an equivalent of $1.00 per share, a maturity date three years after issue and an amortisation of one third of the face value each year. Interest on outstanding notes will be 10% per annum payable semi annually in arrears calculated on the amortised face value outstanding. The notes shall be subordinated to all secured and unsecured obligations of VRL but will rank in priority to shareholders of VRL. In the event of any default there will be penalty interest and note holders will have the right to elect to convert their notes back into A Class preference shares (having the same rights as are currently attached to the existing A Class Preference Shares) on a pro rata basis. Notes would not be convertible in the absence of a default. It is proposed that the unsecured notes and any new preference shares into which they would convert on a default would be listed for quotation on ASX.

Preparation of formal documentation to implement the proposal will commence, and the engagement of an independent expert to assess the proposal will occur, shortly.

Managing Director, Mr Graham Burke said: "Since the Preference shares were originally issued, the goals and direction of the company's core businesses have changed. We believe this proposal gives preference share holders the option to consider and vote on an alternative that may more appropriately address their investment needs."

Further details of the proposal including particulars of the unsecured notes and a detailed timetable for the implementation of the proposal will be released once the formal documentation has been completed, ASIC and ASX consulted and the court has ordered the convening of the Scheme meetings. At this stage this is expected to occur in the next 5 weeks.

For further information contact:

Mr Graham Burke (03) 9667 6602

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 8 August 2003 4:26
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

69108.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 69108 as follows:
Release Time: 08-Aug-2003 16:25:32
ASX Code: VRL
File Name: 69108.pdf
Your Announcement Title: Change of Director s Interest Notice x3

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	17 JUNE 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 AUGUST 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEOR . KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,920,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: ROBERT GEOR. KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167	167			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**407,073**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEOR . KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEOR(KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,494,371 2,940	4,497,311	5-Aug-03	$26.00	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,940 (2,940)	0	5-Aug-03	$26.00	* Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which R.G. Kirby is a director and shareholder
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,706			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEOR . KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	39,206 2,766	41,972	5-Aug-03	$1.20	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,766 (2,766)	0	5-Aug-03	$1.20	* Compulsory acquistion notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which R.G. Kirby is a director and shareholder.
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	17 JUNE 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 AUGUST 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: JOHN ROSS KII /
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: JOHN ROSS KI[illegible]
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KIF /
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KII Y
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,494,371 2,940	4,497,311	5-Aug-03	$26.00	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,940 (2,940)	0	12-Jun-03	$26.00	Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which J.R. Kirby is a director and shareholder.
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,706			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: JOHN ROSS KII /
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	39,206 2,766	41,972	5-Aug-03	$1.20	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,766 (2,766)	0	5-Aug-03	$1.20	Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which J.R. Kirby is a director and shareholder.
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	17 JUNE 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 AUGUST 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WILLI BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		111,822,217			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		6,544,167			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		6,000,000			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILL. .1 BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		1,397,306			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLI / BURKE
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILL /I BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,494,371 2,940	 4,497,311	 5-Aug-03	 $26.00	Director and shareholder of Positive Investments Pty Ltd Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,940 (2,940)	 0	 5-Aug-03	 $26.00	*Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which G.W. Burke is a director and shareholder
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILL. I BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	39,206				Director and shareholder of Positive Investments Pty Ltd
	2,766	41,972	5-Aug-03	$1.20	Court approval of compulsory acquisition of various minority shareholders.
Positive Investments Pty Ltd *	2,766 (2,766)	0	5-Aug-03	$1.20	*Compulsory acquisition notice served on various minority shareholders by Positive Investments Pty Ltd, a company in which G.W. Burke is a director and shareholder
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 9 September 2003 11:10
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

76553.pdf (3 MB)

```
ASX confirms the release to the market of Doc ID: 76553 as follows:
Release Time: 09-Sep-2003  11:10:24
ASX Code: VRL
File Name: 76553.pdf
Your Announcement Title: 4E Preliminary Final Statement
```

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

9 September 2003

RULES 4.1, 4.3

APPENDIX 4E - Preliminary Final Report

Introduced 30/6/2002.

Name of entity

Village Roadshow Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
43 010 672 054		✓	30 June 2003

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities – continuing operations *(item 1.1)*	Up	105%	To	1,610,369
Profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.11(a))*	Down	n/a	To	(93,892)
Profit (loss) from ordinary activities after tax attributable to members - discontinuing operations *(item 1.11(b))*	Up	n/a	To	67,876
Net profit (loss) for the period attributable to members *(item 1.11)*	Down	n/a	To	(26,016)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5)*	Gain (loss) of	--		--

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* - Ords	--	--
- Prefs	--	--
Interim dividend *(Half yearly report only - item 15.6)*	N/A	N/A
Previous Corresponding Period:		
Final dividend *(Preliminary final Report - item 15.5)* - Ords	--	--
- Prefs	10.175c	9.205c
Interim dividend *(Half yearly report - item 15.7)*	N/A	N/A

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached commentary.

RESULTS FOR THE YEAR ENDED 30 JUNE 2003

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

OVERVIEW

As previously advised to the market, Village Roadshow Limited recorded an overall loss for the 2003 financial year of $26.0 million. This loss is attributable to the write down in recoverable value of international cinema assets and the expensing of finance restructure costs relating to the film production division which were offset by a profit on sale of Korea.

Excluding specific items and discontinuing businesses, operating profit after tax was $61.1 million for the year ended 30 June 2003, representing an increase of 10.4% over the prior year result of $55.3 million.

During the 2003 financial year, the foreign currency exchange reserve was negatively impacted by $73.2 million mainly due to movement in the USD and GBP exchange rates. Impact of the movement in the USD is largely as a result of consolidation of Village Roadshow Films (BVI) Limited since February 2003. The negative foreign currency exchange movement attributable to the USD was $41.1 million.

There were a number of restructuring initiatives undertaken during the 2003 financial year, including:

- Completion of the finance restructuring for the Film Production division and a move to 100% ownership of Village Roadshow Films (BVI) Limited;
- The sale of the 50% owned Warner Village cinema circuit in the UK at a loss of $5.4 million;
- The sale of Village Roadshow's interest in the Korean cinema operations at a profit of $84 million; and
- Increasing the company's interest in the Australian multiplex circuit from 33% to 50%.

Commenting on the results, Chairman, Robert Kirby, said "The Board is pleased with the small incremental increase in operational results considering the context of SARS and terrorism which impacted both our Theme Parks and Exhibition businesses as well as the continued effect of the volatile advertising conditions on Austereo. Each of these challenges was met head on with aggressive marketing campaigns and cost reductions to minimise the impact on our bottom line.

We have also achieved significant restructuring including the refinancing of our Film Production facility, a further reduction in our offshore exhibition territories while increasing our ownership in our core Australian cinema business. All of these are important achievements in ensuring a strong foundation, simplified structure and more robust earnings profile."

OPERATIONAL PERFORMANCE

Film Exhibition

Operating revenue for the Film Exhibition business increased by 1.4% to $412.9 million in the year ended 30 June 2003. Profit before tax of $12.0 million was an increase of 10.5% over the previous year.

The division enjoyed a year with a strong and consistent flow of film product including *Lord of the Rings – The Two Towers, Harry Potter and The Chamber of Secrets, The Matrix Reloaded, My Big Fat Greek Wedding, Austin Powers in Goldmember, Bend it Like Beckham, Chicago* and *Two Weeks Notice.*

However the strong product was balanced by the loss of some screen advertising revenue in Australia and Singapore as a result of the collapse of screen advertiser, Val Morgan, SARS in our Asian territories, the floods in the Czech Republic, and the sale of the UK joint venture circuit in May 2003.

On a like for like basis, for those sites open for the full year, the increase in admissions was 2%.

Reported EBITDA of $61.4 million was 5.0% lower than the previous corresponding period. Village Roadshow's share of underlying EBITDA for continuing operations was slightly higher than the corresponding prior period.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

Geographical Segment	Year Ended June 2003 Gross Box Office	Year Ended June 2003 Underlying EBITDA 100%	Year Ended June 2003 Underlying EBITDA Village Share	Year Ended June 2002 Gross Box Office	Year Ended June 2002 Underlying EBITDA 100%	Year Ended June 2002 Underlying EBITDA Village Share
Australia	307,127	72,959	27,144	298,774	74,712	27,672
Asia/New Zealand	154,909	24,937	10,041	132,797	23,051	6,920
Europe	404,027	86,930	45,252	392,512	92,526	44,271
South America	13,488	4,681	2,575	20,977	7,778	4,278
Total	**879,551**	**189,507**	**85,012**	**845,060**	**198,067**	**83,141**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

The new sites in Italy, Czech Republic and Taiwan opened to disappointing results while the new site in New Zealand has performed well. Total underlying capital expenditure (excluding the acquisition of additional equity in the Australian Multiplex joint venture) for the period was $44.3 million compared with $91.6 million in the previous corresponding period.

List of Sites & Screens – Exhibition Division – Continuing Operations [1]

	As at June 2002		Opened/ (Closed/Sold) During 2002/2003		As at June 2003		To be Developed During 2003/2004	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	75	588	(4)	(15)	71	573	-	-
Argentina	6	69	-	-	6	69	-	-
Czech Republic	1	8	1	14	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	11	121	2	18	13	139	1	7
New Zealand	12	76	1	8	13	84	1	6
Singapore	8	58	-	-	8	58	-	-
Taiwan	5	60	1	13	6	73	2	13
United Kingdom [2]	40	402	(34)	(349)	6	53	-	-
Total	**164**	**1,436**	**(33)**	**(311)**	**131**	**1,125**	**4**	**26**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria which has been treated as a discontinuing territory.
2. The reduction in sites and screens in the UK results from divestment by Village Roadshow and Warner Bros. of the jointly owned UK circuit.

The restructuring of the division continued during the year with completed sales of the 50% interest in Korea and the 50% owned Warner Village cinema circuit in the UK, which achieved a combined profit on sale of $78.6 million.

In addition, the company increased its ownership in the Australian multiplex joint venture during the year from 33% to 50% following the acquisition of Warner Bros.' stake by Village Roadshow and Amalgamated Holdings.

Film Distribution

Film Distribution had an excellent result for the year ended 30 June 2003 with profit before tax and significant items increasing from $2.2 million to $9.3 million.

The theatrical division was driven primarily by particularly strong performances from *My Big Fat Greek Wedding, Lord of the Rings – The Two Towers, Austin Powers in Goldmember* and *Crackerjack.*

The entertainment division delivered a record breaking year. Crucial to this result was the successful release of the first *Lord of the Rings* VHS and DVD and the continued strong market position of Roadshow in the children's VHS and DVD market.

The result for television distribution was marginally lower than last year.

Film Production

Operating profit before tax and specific items for the Film Production division decreased from $23.7 million for the 2002 financial year to $11.0 million for the year ended 30 June 2003 due mainly to intercompany interest.

The release of *The Matrix Reloaded* in May 2003 was the highlight of the year for the Film Production division. *The Matrix Reloaded* which opened in May 2003 broke the all time box office record for an opening three day weekend and to date worldwide has grossed over $US730 million, making it the 13th highest grossing movie. The Company previously advised the market that the results of this film would not be material to profitability for the 2003 financial year.

Other films released during the year were *Eight Legged Freaks, Pluto Nash, Ghost Ship, Analyze That, Two Weeks Notice* and *Dreamcatcher.* Films set for release or in production in 2004 include *The Matrix Revolutions, Mystic River, Torque* and *Taking Lives.*

On February 12 2003, Village Roadshow announced the completion of a comprehensive finance restructuring for the Film Production Division. This involved an increase in the facility size from US$750 million to US$900 million and an increase in Village Roadshow's ownership of Village Roadshow Films (BVI) Limited to 100%. As a result of this restructuring, Village has recorded a specific expense of $49.4 million for loan provisioning relating to the write off of the equity premium and financing set up costs of the facility.

The increased ownership means that the Film Production division is now consolidated into Village Roadshow's results causing the substantial increase in revenues and expenses for the Company. Details of the impact of consolidating this entity are contained within the body of the Stock Exchange statement.

Radio

Austereo Group Limited achieved strong operational results during the year, maintaining its audience leadership and gross margins. Operating profit before tax and specific items for the radio division was down 9.5% on the previous corresponding period to $62.8 million, with reported EBITDA also down from $88.4 million last year to $83.1 million for the year ended 30 June 2003. This is an excellent result considering the volatile advertising market conditions which have impacted the global media industry. However there are strong indications that the market is now picking up.

During the year, Austereo reinforced the strength of its brands by maintaining consistent audience leadership with an Austereo station holding either the number one all people or number one FM station position in each of its markets. In the final result of the financial year (ACNielsen Survey 4), Austereo boosted all under 40 demographics, including a rise from 42.9% to 46.2% in the 18 – 24 demographic and from 38.9% to 39.3% in the 25 – 39 demographic. In addition, strong management control resulted in a radio operations margin of 34% which is in line with the previous corresponding period and with leading international standards.

Offshore operations all performed strongly with the Malaysian radio joint venture achieving an audience of 8.4 million for calendar year 2002. Austereo's Athens radio station, Village 88, won the number one international station position. The UKRD joint venture has also increased revenues and audience listening times in a difficult market. Two new stations have been opened in India to which Austereo provides programming expertise.

Following a number of buy backs of Austereo Group Limited shares, in which it did not participate, Village Roadshow's shareholding in Austereo increased to 59.72%.

Theme Parks
Operating profit before tax for the Theme Parks division decreased by 16.7% million to $11.5 million for the year ended 30 June 2003. Reported EBITDA also reduced slightly from $22.9 million in the previous corresponding period to $20.8 million. Impacting the division's performance were the SARS crisis and the impact of terrorism, particularly the events in Bali in October 2002 and the Iraq war. These events combined to cause a significant decline in international visitors.

Sea World was the most significantly impacted with attendances down 10% on the previous corresponding period and net profit down 15% with no new attractions to balance the falling international visitor numbers. Sea World will be opening its new Shark Bay attraction in December 2003.

Wet N Wild also experienced a slight decline in both attendances and profitability.

This trend was reversed at Warner Bros. Movie World where the opening of the new Scooby Doo Spooky Coaster ride in June 2002 and the Harry Potter and the Chamber of Secrets attraction in December 2002 resulted in admissions growth of 5% and an increased in profitability of 9.5%.

Warner Roadshow Movie World Studios also provided a significant boost to the Theme Park division's results whilst Sea World Nara Resort Hotel experienced a relatively flat year with an increase in domestic holiday makers opting for the Gold Coast instead of overseas destinations making up for the falling international visitors.

General
The Stock Exchange statement reflects negative net operating cash flows of $65.2 million for the June 2003 financial year compared to a positive $189.5 million in the previous corresponding period. This is as a result of treating costs of investment in completed films as an operating expense for the purpose of the cash flow statement. Investment in completed films is reflected as an asset in the Statement of Financial Position. Amounts capitalised on completed films for the period from February 2003 to 30 June 2003 was $257.5 million.

Basic earnings per share for the year ended 30 June 2003 was negative 11.06 cents, compared to positive 10.80 cents for the previous year, reflecting the net loss of $26.0 million, partly offset by the non-declaration of a Preference dividend for the 2003 year. There are no dilutive aspects in either year.

CAPITAL MANAGEMENT

Dividend
In May 2003, the Company announced that it would not declare a dividend on both the preference and ordinary shares for the year ended 30 June 2003 based on projections of a full year loss and on future cash flow requirements.

Preference Share Buy Back
Subsequent to year end, on 28 July 2003, Village Roadshow announced that it will propose a scheme of arrangement to buy back the A Class Preference Shares on issue in exchange for $1.25, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1 being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1. Ordinary shares will not participate in the proposed scheme.

It is currently envisaged that the Scheme Booklet (including the Independent Expert's Report) will be dispatched in early October and meetings at which both ordinary and preference shareholders may vote for the proposal are planned to proceed in early November.

For further information please contact:	**Robert Kirby – Chairman** (03) 9667 6632

A copy of this release can also be found at www.villageroadshow.com.au

Table of Contents

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Consolidated Statement of Financial Performance		Current period $A'000	Previous corresponding period $A'000
Continuing operations			
1.1	Revenues from ordinary activities *(see item 1.23)*	1,610,369	787,253
1.2	Expenses from ordinary activities *(see item 1.26)*	(1,621,443)	(664,832)
1.3	Borrowing costs	(46,533)	(25,447)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	34,273	(6,095)
1.5a	**Profit (loss) from ordinary activities before tax**	**(23,334)**	**90,879**
1.6a	Income tax on ordinary activities	53,331	29,746
1.7a	**Profit (loss) from ordinary activities after tax**	**(76,665)**	**61,133**
1.8a	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9a	Net Profit (loss)	(76,665)	61,133
1.10a	Net Profit (loss) attributable to outside +equity interests	17,227	24,018
1.11a	**Net Profit (loss) for the period attributable to members - continuing operations**	**(93,892)**	**37,115**
Discontinuing operations *(see pages 17 & 18 for full details)*			
1.5b	**Profit (loss) from ordinary activities before tax**	**61,777**	**14,432**
1.6b	Income tax on ordinary activities	(3,422)	225
1.7b	Profit (loss) from ordinary activities after tax	65,199	14,207
1.8b	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9b	Net Profit (loss)	65,199	14,207
1.10b	Net Profit (loss) attributable to outside +equity interests	(2,677)	221
1.11b	**Net Profit (loss)for the period attributable to members – discontinuing operations**	**67,876**	**13,986**
1.11	**Net profit (loss) for the period attributable to members**	**(26,016)**	**51,101**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	--	--
1.13	Net exchange differences recognised in equity	(72,359)	(60,233)
1.14	Other revenue, expense and initial adjustments recognised directly in equity	3,557	19
1.15	Initial adjustments from UIG transitional provisions	--	--
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(68,802)	(60,214)
1.17	Total changes in equity not resulting from transactions with owners as owners	**(94,818)**	**(9,113)**

Earnings per security (EPS)		Current period	Previous corresp. period
1.18	Basic EPS	(11.06c)	10.80c
1.19	Diluted EPS	(11.06c)	10.80c

Notes to the Consolidated Statement of Financial Performance follow.

Profit (loss) from ordinary activities attributable to members – continuing operations		Current period $A'000	Previous corresponding period $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7a)*	(76,665)	61,133
1.21	Less (plus) outside +equity interests	17,227	24,018
1.22	Profit (loss) from ordinary activities after tax, attributable to members – continuing operations	(93,892)	37,115

Revenue and expenses from ordinary activities - continuing operations

		Current period $A'000	Previous corresponding period $A'000
	Revenues from operating activities		
1.23	Sales revenue	1,263,686	699,784
	Revenues from non-operating activities		
	Commissions/fees	17,232	14,594
	Dividends from other entities	189	121
	Interest from:		
	Other entities	8,036	13,671
	Associated entities (cinema interests)	7,432	9,578
	Proceeds on partial sale of controlled entity	--	11,753
	Sale of other non-current assets	286,640	10,766
	Rental income	4,331	8,475
	Other income	22,823	18,511
	Total Revenues from ordinary activities - continuing operations	**1,610,369**	**787,253**
1.26	Details of relevant expenses:		
	Employee expenses:		
	Employee entitlements	10,953	9,711
	Remuneration and other employee expenses	161,535	163,126
	Total employee expenses	172,488	172,837
	Cost of Goods Sold	16,705	13,485
	Occupancy expenses:		
	Operating lease rental – minimum lease payments	84,732	98,255
	Operating lease rental – contingent rental payments	1,592	326
	Other occupancy expenses	34,031	35,666
	Total occupancy expenses	120,355	134,247
	Film hire and other film expenses	566,088	101,490
	Depreciation of:		
	Buildings & improvements	4,327	1,841
	Plant, equipment & vehicles	36,152	34,704
	Amortisation of:		
	Goodwill	2,694	1,733
	Leasehold improvements	6,323	7,941
	Finance lease assets	2,692	2,257
	Goodwill on consolidation	941	2,311
	Deferred expenditure	552	504
	Other intangibles	459	494
	Investment in completed films	101,279	7,189
	Total depreciation and amortisation	155,419	58,974
	Net book value of assets sold	286,685	15,914
	Net foreign currency (gains) and losses	201	(4,254)
	Deferred expenditure & development costs written off	23,911	5,040
	Write-off of costs relating to Film Production finance restructuring - refer Specific Items	49,356	--
	Provision for write down of assets, legal costs and lease exit costs	74,986	2,269
	Management & service fees paid	4,186	7,832
	Advertising and promotions	15,769	20,923
	Regulatory and licence fees	16,803	17,012
	Settlement and other discounts	16,358	17,760
	Telecommunications	6,786	7,202
	General and administration expenses:		
	Provision for doubtful debts	628	1,014
	Bad debts written off - other	502	646
	Other general and administration expenses	94,217	92,441
	Total general and administration expenses	95,347	94,101
	Total Expenses from ordinary activities - continuing operations	**1,621,443**	**664,832**

Capitalised outlays

		Current period $A'000	Previous corresponding period $A'000
1.28	Interest costs capitalised in asset values	96	1,033
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	--	--

Losses and gains – continuing operations

	Current period $A'000	Previous corresp. period $A'000
Net Profit/(Loss) on sale of:		
Property, plant & equipment	1,457	322
Investments	(1,442)	6,284
Profit on redemption of convertible notes	526	2,823

Consolidated retained profits

		Current period $A'000	Previous corresp. Period $A'000
1.30	Retained profits (accumulated losses) at the beginning of the period	126,952	100,878
1.31	Net profit (loss) attributable to members *(item 1.11)*	(26,016)	51,101
1.32	Net transfers from (to) reserves (including $3,557k transferred from Outside Equity Interests in current period)	4,417	249
1.33	Net effect of changes in accounting policies	--	--
1.34	Dividends and other equity distributions paid or payable	--	25,276
1.35	**Retained profits (accumulated losses) at end of financial period**	**105,353**	**126,952**

Reconciliation of profit from continuing operations excluding specific/significant Items

	Current period $A'000	Previous corresp. Period $A'000
Net Profit (loss) for the period attributable to members - continuing operations (item 1.11a)	(93,892)	37,115
Less: Specific/significant Items after tax (see below)	(154,942)	(18,195)
Net Profit (loss) excluding specific/significant items for the period attributable to members - continuing operations	**61,050**	**55,310**

Calculation of Income tax on ordinary activities (Item 1.6a & 1.6b)

	Current period $A'000	Previous corresponding period $A'000
Income tax attributable to reported profit from ordinary activities-continuing operations *(item 1.5a)*	(7,000)	27,264
Prior year adjustment	--	--
Non tax deductible expenses	1,731	1,623
Non-taxable income	(3,258)	(16,457)
Provision for non-current tax liabilities (refer Specific Items below)	28,955	--
Current losses not booked/(prior year losses not previously brought to account now utilised)	43,185	15,488
After-tax equity profits/losses included in pre-tax profit	(9,497)	2,034
After-tax partnership profits/losses included in pre-tax profit	(785)	(206)
Income tax expense/(credit) – continuing operations	**53,331**	**29,746**
Income tax expense/(credit) – discontinuing operations	(3,422)	225
Total Income tax expense/(credit)	**49,909**	**29,971**

Intangible and extraordinary items – continuing Operations		Consolidated – current period – A$'000			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	3,635	--	--	3,635
2.2	Amortisation of other intangibles	459	--	--	459
2.3	**Total amortisation of intangibles**	**4,094**	--	--	**4,094**
2.4	Extraordinary items (details)	--	--	--	--
2.5	**Total extraordinary items**	--	--	--	--

Specific/significant items

Profit (loss) from ordinary activities after tax – continuing operations (item 1.7a) contains the following specific items which are relevant in explaining the financial performance of the group (previous year amounts are items classified as 'significant')

	Current year $A'000	Previous year $A'000
Partial sale of controlled entity:		
Proceeds	--	11,753
Cost of investment sold	--	(4,072)
Profit from partial sale of controlled entity	--	7,681
Loss on currency devaluation – associate	--	(19,154)
Write-down of assets and loans	(75,861)	(3,975)
Write-off of costs relating to Film Production finance restructuring	(49,356)	--
Net loss on sale of assets & provisions for legal costs & lease exit costs	(1,928)	--
Total profit (loss) from specific items before tax	**(127,145)**	**(15,448)**
Provision for non-current tax liabilities	(28,955)	--
Total profit (loss) from specific items after tax	**(156,100)**	**(15,448)**
Outside Equity Interest	(1,158)	2,747
Total attributable profit (loss) from specific items after tax	**(154,942)**	**(18,195)**

Comparison of half year profits – continuing operations *(Preliminary final report only)*

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations reported for the *1st* half year (item 1.22 in the half yearly report)	(17,616)	35,420
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations for the *2nd* half year	(76,276)	1,695

Consolidated Statement of Financial Position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	177,730	265,661	228,301
4.2	Receivables	298,298	217,643	368,803
4.3	Film library (net)	472,772	--	--
4.4	Inventories	2,835	2,773	3,870
4.5	Current tax assets	377	2,271	579
4.6	Other (includes production work in progress)	21,018	29,032	27,422
4.7	**Total current assets**	**973,030**	**517,380**	**628,975**
	Non-current assets			
4.8	Receivables (refer note 1 below)	205,665	342,125	284,301
4.9	Investments (equity accounted)	116,492	332,333	281,638
4.10	Other financial assets	7,643	15,710	15,530
4.11	Other property, plant and equipment (net)	280,758	448,791	470,416
4.12	Intangibles (net)	77,301	50,557	51,448
4.13	Deferred tax assets	25,644	9,104	9,710
4.14	Radio Licences (net) (refer note 2 below)	464,658	465,032	461,735
4.15	Film library (net)	640,129	--	--
4.16	Security deposits	110,878	3,525	5,878
4.17	Other	2,453	6,800	821
4.18	**Total non-current assets**	**1,931,621**	**1,673,977**	**1,581,477**
4.19	**Total assets**	**2,904,651**	**2,191,357**	**2,210,452**
	Current liabilities			
4.20	Payables	307,982	377,229	425,676
4.21	Interest bearing liabilities	514,786	17,880	18,003
4.22	Current tax liabilities	9,927	6,977	8,799
4.23	Provisions (excluding tax liabilities)	23,406	44,922	21,893
4.24	Other (includes unearned income – partially offset by other current assets relating to film production)	6,430	10,139	8,014
4.25	**Total current liabilities**	**862,531**	**457,147**	**482,385**
	Non-current liabilities			
4.26	Payables	62,480	77,424	56,575
4.27	Interest bearing liabilities - excl. convertible notes	727,594	267,937	285,553
	- convertible notes	25,598	25,643	25,277
4.28	Deferred tax liabilities	125,403	76,973	112,183
4.29	Provisions (excluding tax liabilities)	15,435	9,188	5,653
4.30	Other (includes unearned income)	7,617	75,436	8,287
4.31	**Total non-current liabilities**	**964,127**	**532,601**	**493,528**
4.32	**Total liabilities**	**1,826,658**	**989,748**	**975,913**
4.33	**Net assets**	**1,077,993**	**1,201,609**	**1,234,539**
	Equity			
	Parent entity interest:			
4.34	Capital/contributed equity - excl. convertible notes	925,221	932,004	927,049
	- convertible notes	14,866	14,866	14,866
4.35	Reserves	(88,133)	(14,914)	(5,283)
4.36	Retained profits (accumulated losses)	105,353	126,952	173,498
4.37	**Equity attributable to members of the parent entity**	**957,307**	**1,058,908**	**1,110,130**
4.38	Outside +equity interests in controlled entities	120,686	142,701	124,409
4.39	**Total equity**	**1,077,993**	**1,201,609**	**1,234,539**
4.40	Preference capital included as part of 4.34	**624,789**	**629,356**	**626,617**

Notes to the Consolidated Statement of Financial Position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$25.0 million, based on the 30 June 2003 exchange rate. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

Note 2. As at 30 June 2003, Austereo Group Limited reflect the value of Radio Licences at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.7 million. Both the $926.7 million and $464.7 million amounts referred to above represent 100% of the Radio Licences.

5. Exploration and evaluation expenditure capitalised – N/A

6. Development properties - N/A

Consolidated Statement of Cash Flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,197,372	853,366
7.2	Payments to suppliers and employees (note 2)	(1,256,860)	(648,011)
7.3	Dividends and distributions received from associates	37,897	11,974
7.4	Other dividends received	--	--
7.5	Interest and other items of similar nature received	15,474	24,289
7.6	Interest and other costs of finance paid	(47,241)	(26,002)
7.7	Income taxes paid	(14,506)	(26,832)
7.8	Other (partnership profits, exchange profits)	2,617	686
7.9	**Net operating cash flows (refer Notes 1 & 2 below)**	**(65,247)**	**189,470**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(52,745)	(91,316)
7.11	Proceeds from sale of property, plant and equipment	134,337	11,540
7.12	Payment for purchases of equity investments	(53,898)	(48,573)
7.13	Proceeds from sale of equity investments	298,207	20,426
7.14	Loans to other entities	(582,119)	(151,707)
7.15	Loans repaid by other entities	177,318	113,946
7.16	Other	(106)	(3,673)
7.17	**Net investing cash flows**	**(79,006)**	**(149,357)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	--	19,779
7.19	Proceeds from borrowings	498,535	93,612
7.20	Repayment of borrowings	(387,315)	(127,672)
7.21	Dividends paid	(39,498)	(53,747)
7.22	Other (incl. payments for buyback of shares)	(15,400)	(9,718)
7.23	**Net financing cash flows**	**56,322**	**(77,746)**
7.24	**Net increase (decrease) in cash held**	**(87,931)**	**(37,633)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	265,661	303,294
7.26	Exchange rate adjustments to item 7.25.	--	--
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**177,730**	**265,661**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period 11 February – 30 June 2003, $257.5 million was expended on copyright assets.

Reconciliation of operating profit after tax to net operating cash flows

	Current period $A'000	Previous corresponding period $A'000
Net operating profit/(loss) (continuing and discontinuing operations)	**(11,466)**	**75,340**
Adjust for:		
Depreciation (including $7k from discontinuing operations)	40,486	36,545
Amortisation (including $3k from discontinuing operations)	114,943	22,429
Deferred costs expenses	--	--
Other write-offs	--	--
Provisions	87,723	11,528
Profit on disposal of assets	(76,605)	(2,909)
Non-operating expense (Village Roadshow Films (BVI) Ltd. write-down – refer note 1)	28,887	--
Exchange (profit)/loss	200	(4,214)
Net equity accounted profits	1,189	7,372
Profit on conversion of convertible notes	(526)	(2,823)
Changes in assets & liabilities:		
Trade receivables	(161,441)	66,344
Trade creditors	118,858	(4,030)
Tax payable	4,844	(2,252)
Unearned income	(2,639)	9,727
Other payables and provisions	10,445	(18,222)
Film library	(257,474)	--
Inventories	(69)	385
Capitalised borrowing costs	(69)	(1,144)
Non-current tax liabilities	30,559	3,832
Prepayments and other assets	6,908	(8,438)
Net operating cash flows	**(65,247)**	**189,470**

Acquisition of controlled entities

(i) Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Ltd. ("VRF") from 19.9% to 100%. The aggregate net assets acquired were:	Current period $A'000	Previous corresponding period $A'000
Cash assets	78	--
Security deposits	105,356	--
Film Library	934,900	--
Setup costs	22,489	--
Payables	(484)	--
Non-current interest bearing liabilities	(807,464)	--
Fair value of net assets acquired	**254,875**	--
Cash consideration paid	**254,875**	--

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of Village Roadshow Films (BVI) LTD. ("VRF"). This was not included in VRF's pre-acquisition balance sheet and has since been written off on consolidation.

Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

Acquisition of controlled entities (Cont'd.)

(ii) Effective 13 July 2001, the economic entity acquired the remaining 50% interests in Village Roadshow Greece SA and Cinemax SA, entities which were previously equity accounted. The additional 50% of aggregate net assets of these acquired entities upon acquisition were:	Current period $A'000	Previous corresponding period $A'000
Cash assets	--	2,912
Receivables	--	406
Inventories	--	30
Current tax assets	--	560
Other current assets	--	128
Property, plant and equipment	--	16,522
Payables	--	(5,118)
Interest bearing liabilities	--	(1,465)
Current tax liabilities	--	(129)
Provisions	--	(666)
Other non-current liabilities	--	(52)
Non-current tax liabilities	--	(96)
Fair value of net assets acquired	--	13,032
Goodwill arising on acquisition	--	8,351
Cash consideration paid	--	21,383

Disposal of controlled entities

Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty Ltd were sold, which resulted in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company. Proceeds on sale of the 50% interest were $11.75 million.

Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $525.5 million (2002: $198.2 million), which includes $337.2 million relating to Village Roadshow Films (BVI) Limited.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous Corresponding Period $A'000
8.1	Cash on hand and at bank	83,093	110,974
8.2	Deposits at call	94,637	154,687
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	**Total cash at end of period** *(item 7.27)*	177,730	265,661

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax - continuing operations *(item 1.5a)* as a percentage of revenue - continuing operations *(item 1.1)*	(1.4%)	11.5%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.11a)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.39)*	(8.7%)	3.1%

Earnings per security (EPS)		Current period	Previous Corresp. period
10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB1027: Earnings Per Share are as follows.		
	Basic EPS [1,3]	(11.06c)	10.80c
	Total EPS [2]	(5.35c)	10.60c
	Basic EPS (excluding specific items & discontinuing operations)	25.96c	12.58c
	Total EPS (excluding specific items & discontinuing operations)	12.55c	11.47c
	Weighted Average Number of shares outstanding during the period used in the calculations of EPS:		
	Ordinary Shares	235,178,467	235,837,637
	Total Shares	486,374,946	482,294,067

1. Basic EPS calculated in accordance with AASB 1027: Earnings Per Share.
2. Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
3. Diluted EPS is not materially different to Basic EPS.

NTA backing		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$1.81	$2.07

Discontinuing Operations – Current Period

12.1 During the year ended 30 June 2003, the economic entity progressed its restructuring program by selling its cinema operations in Korea, and by discontinuing the A-Live Worldwide division of Austereo Group Ltd. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding periods, in accordance with Accounting Standard AASB 1042: Discontinuing Operations. Residual activity for the operations which were discontinued in prior periods is also disclosed below, and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany & Austria were classified as discontinuing operations in previous financial years. The results of discontinuing cinema operations are included in the Exhibition business segment, the results of discontinuing old production operations are included in the Production business segment, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Thailand Current Period $A'000	India Current period $A'000	Germany Current period $A'000	Austria Current period $A'000	France Current period $A'000	Korea Current period $A'000	Malaysia Current period $A'000	Total Exhibition Current period $A'000	Radio Current period $A'000	Production Current period $A'000	Total Group Current period $A'000
Financial Performance Information											
Sales revenue	--	--	--	11,541	--	--	--	11,541	11,776	--	23,317
Other revenue	--	(294)	1,774	50	--	133,938	5,557	141,025	--	--	141,025
Share of net profits (losses) of associates	--	--	--	--	--	4,946	--	4,946	--	--	4,946
Interest expense	--	--	--	--	--	--	--	--	224	--	224
Other expenses	--	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit (loss) from discontinuing operations before tax	--	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
Cashflow Information											
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:											
Net operating cashflows	--	--	(6,292)	(2,553)	(589)	(5,708)	--	(15,142)	(11,716)	--	(26,858)
Net investing cashflows	11,766	2,706	3,061	--	--	129,571	5,311	152,415	--	--	152,415
Net financing cashflows	(141)	--	--	--	--	--	--	(141)	--	--	(141)
Total net cashflows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	--	125,416
Financial Position/Other Information											
Assets – carrying amount at balance date	--	--	14,259	1,479	--	--	--	15,738	5	--	15,743
Liabilities at balance date	--	--	8,364	3,174	--	--	--	11,538	--	--	11,538
Net Assets (Liabilities) at balance date	--	--	5,895	(1,695)	--	--	--	4,200	5	--	4,205
Net Assets disposed of or written-down	--	--	--	--	--	47,729	--	47,729	--	--	47,729
Selling price of net assets disposed	--	--	--	--	--	131,794	--	131,794	--	--	131,794
Profit/(Loss) on disposal/write-down of net assets	--	--	--	--	--	84,065	--	84,065	--	--	84,065
Tax expense (credit) relating to the disposal/write-down of net assets	--	--	--	--	--	--	--	--	--	--	--

Discontinuing Operations – Previous Corresponding Period

	Thailand Previous corresp. period $A'000	India Previous corresp. period $A'000	Germany Previous corresp period $A'000	Austria Previous corresp period $A'000	Switzerland Previous corresp period $A'000	France Previous corresp period $A'000	Korea Previous corresp period $A'000	Malaysia Previous corresp period $A'000	Total Exhibition Previous corresp period $A'000	Radio Previous corresp period $A'000	Production Previous corresp period $A'000	Total Group Previous corresp period $A'000
Financial Performance Information												
Sales revenue	--	--	--	11,383	--	--	--	--	11,383	--	--	11,383
Other revenue	21,625	3,000	1,709	114	107	538	6,831	--	33,924	750	1,885	36,559
Share of net profits (losses) of associates	(83)	276	--	--	--	--	11,070	--	11,263	--	--	11,263
Interest expense	--	--	--	1	--	--	--	--	1	--	21	22
Other expenses	24,715	2,925	2,299	14,133	(58)	572	115	(350)	44,351	--	400	44,751
Operating profit (loss) from discontinuing operations before tax	(3,173)	351	(590)	(2,637)	165	(34)	17,786	350	12,218	750	1,464	14,432
Cashflow Information The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:												
Net operating cashflows	(150)	--	(1,897)	(2,883)	--	--	(5,440)	--	(10,370)	750	(598)	(10,218)
Net investing cashflows	7,650	--	(4,179)	--	--	--	(1,797)	650	2,324	--	--	2,324
Net financing cashflows	588	--	--	--	--	--	--	--	588	--	--	588
Total net cashflows	8,088	--	(6,076)	(2,883)	--	--	(7,237)	650	(7,458)	750	(598)	(7,306)
Financial Position/Other Information												
Assets – carrying amount at balance date	11,766	3,000	20,104	1,800	--	--	44,129	4,979	85,778	--	--	85,778
Liabilities at balance date	--	100	8,819	3,871	--	--	--	--	12,790	--	4,013	16,803
Net Assets (Liabilities) at balance date	11,766	2,900	11,285	(2,071)	--	--	44,129	4,979	72,988	--	(4,013)	68,975
Net Assets disposed of or written-down	23,438	2,773	--	--	--	--	--	6,031	32,242	--	(1,464)	30,778
Selling price of net assets disposed	19,416	3,000	--	--	--	--	--	6,381	28,797	--	--	28,797
Profit/(Loss) on disposal/write-down of net assets	(4,022)	227	--	--	--	--	-	350	(3,445)	--	1,464	(1,981)
Tax expense (credit) relating to the disposal/write-down of net assets	--	--	--	--	--	--	--	--	--	--	--	--

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Village Roadshow Films (BVI) Limited
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	Nil
13.3	Date from which such profit has been calculated	11 February 2003
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	Nil

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per Security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year - Ords	--	--	--
	Prefs	--	--	--
15.5	Previous year - Ords	--	--	--
	Prefs	10.175c	9.205c	--
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	--	--	--
15.7	Previous year	--	--	--

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	--	--
15.9	Preference +securities	--	10.175c

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period $A'000
15.10	+Ordinary securities *(each class separately)*	--	--
15.11	Preference +securities *(each class separately)*	--	25,640
15.12	Other equity instruments *(each class separately)*	--	--
15.13	**Total**	--	25,640

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions) *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029: Interim Financial Reporting)*: N/A

Details of aggregate share of profits (losses) of associates and joint venture entities – continuing operations

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period $A'000
16.1	Profit (loss) from ordinary activities before income tax	42,984	2,627
16.2	Income tax on ordinary activities	8,711	8,722
16.3	Profit (loss)from ordinary activities after income tax	34,273	(6,095)
16.4	Extraordinary items net of tax	--	--
16.5	Net profit (loss)	34,273	(6,095)
16.6	Adjustments	--	--
16.7	**Share of net profit (loss) of associates and joint venture entities**	34,273	(6,095)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax – continuing ops. (item 1.9(a))	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(202)	(218)
Dartina Developments Ltd	50.00%	50.00%	2,672	1,483
Radio Newcastle Pty Ltd [2]	50.00%	50.00%	991	140
Roadshow Distributors Pty Ltd	50.00%	50.00%	8,109	(135)
Roadshow Unit Trust	50.00%	50.00%	1,226	2,357
Sea World Property Trust	50.00%	50.00%	7,254	7,736
Tri-Village Developments BV	50.00%	50.00%	4,217	(52)
Val Morgan Holdings Pty Ltd [4]	33.33%	–	1,809	--
Village Cinemas SA [1]	55.00%	55.00%	--	(20,801)
Warner Village Cinemas SPA	45.00%	45.00%	--	(3,261)
Warner Village (Design & Build) Ltd	50.00%	50.00%	425	1,074
Warner Village Exhibition Ltd	49.99%	49.99%	4,839	4,644
Warner Roadshow Film Distributors Greece SA	50.00%	50.00%	(18)	224
Other	N/A	N/A	334	28
			31,656	**(6,781)**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	287	302
Warner Village Theme Parks Partnership (previously called the Movie World Enterprises Partnership [3]	50.00%	50.00%	2,169	1,741
Sea World Aviation Partnership	50.00%	50.00%	241	61
Sea World Enterprises Partnership [3]	50.00%	50.00%	(143)	782
Tasmanian Cinemas Partnership	50.00%	50.00%	(277)	(147)
Warner Village Exhibition Management P/ship.	50.00%	50.00%	79	(2,347)
Warner Village Cinema Management P/ship.	50.00%	50.00%	261	294
			2,617	**686**
17.2 Total			**34,273**	**(6,095)**
17.3 Other Material Interests			N/A	N/A
17.4 Total			N/A	N/A

1. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.
2. Effective 28th March 2002, 50% of the shares in Radio Newcastle Pty. Ltd. were sold, which resulted in that company ceasing to be a wholly owned subsidiary, and becoming an associated company.
3. Effective 1 December 2002, the Movie World Enterprises Partnership was re-named as the Warner Village Theme Parks Partnership, and the operations previously conducted by the Sea World Enterprises Partnership were transferred into the Warner Village Theme Parks Partnership.
4. Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties are required to divest their interests by no later than 24 June 2004

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)* A Class Preference shares	250,215,147	250,215,147		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-- (1,775,490)	-- (1,775,490)		
18.3	**+Ordinary securities**	234,903,107	234,903,107		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-- (800,020)	-- (800,020)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 21.249 and a maximum of 25.497 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	580,950	--	US$50.00	US$50.00
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted (refer also Note 1 below)	-- (9,000)	-- --		
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares**			*Exercise Price*	*Expiry Date (if any)*
	2,000,000			$3.00	30/11/2007
	2,000,000			$4.00	30/11/2007
	2,000,000			$5.00	30/11/2007
18.8	Issued during current period	--	--		
18.9	Exercised during current period	--	--		
18.10	Expired during current period	--	--		
18.11	**Debentures** *(description)*	N/A	N/A		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*	N/A	N/A		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Note 1: Subsequent to 30 June 2003, a further 162,100 PRIDES were bought back by the Company.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Reporting by Business Segments[1] – Continuing Operations

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
AMOUNTS INCLUDING SPECIFIC ITEMS [2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	–	–	314,792	55,113	1,610,369	787,253
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	–	–	9,334	2,222	–	–	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	55,113	1,644,642	781,158
Segment result	(59,907)	6,050	14,133	15,941	71,679	79,768	1,958	18,579	9,334	2,222	(60,531)	(31,681)	(23,334)	90,879
Income tax revenue (expense)													(53,331)	(29,746)
Net profit													(76,665)	61,133
Profit attributed to outside equity interest													17,227	24,018
Net profit attributable to members													(93,892)	37,115
Depreciation and amortisation expense	45,132	42,437	3,816	3,328	8,510	8,604	94,597	568	–	–	3,364	4,037	155,419	58,974
Non-cash expenses other than depreciation	78,466	1,122	917	726	1,298	666	(395)	(1,252)	–	–	9	2,537	80,295	3,799
Segment assets	551,341	771,944	81,134	106,079	544,170	561,009	1,389,272	27,263	34,587	54,351	288,404	584,933	2,888,908	2,105,579
Discontinuing assets													15,743	85,778
Total assets													2,904,651	2,191,357
Segment liabilities	133,209	132,440	(3)	414	49,139	52,503	191,609	121,495	–	–	1,441,166	666,093	1,815,120	972,945
Discontinuing liabilities													11,538	16,803
Total liabilities													1,826,658	989,748
Investments in associates included in segment assets	65,884	196,750	37,783	65,235	6,252	6,398	–	–	6,418	19,667	155	154	116,492	288,204
Acquisition of property, plant & equipment and intangible assets	79,837	88,033	15,792	7,581	3,783	10,665	2,150	1,483	–	–	11,498	9,604	113,060	117,366

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
AMOUNTS EXCLUDING SPECIFIC ITEMS [2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	–	–	314,792	43,360	1,610,369	775,500
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	–	–	9,334	2,222	–	–	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	43,360	1,644,642	769,405
Segment result	15,796	29,179	14,133	15,941	74,554	79,768	50,525	18,579	9,334	2,222	(60,531)	(39,362)	103,811	106,327
Income tax revenue (expense)													(24,376)	(29,746)
Net profit													79,435	76,581
Profit attributed to outside equity interest													18,385	21,271
Net profit attributable to members													61,050	55,310

Notes:
[1] For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.
The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of interest revenue & proceeds on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).
[2] All of the above figures relate to Continuing Operations only, other than as separately disclosed for assets and liabilities.

Reconciliation of segment result and reported EBITDA analysis – continuing operations

	Segment result [1] Excluding specific items		Operating result [1] Excluding specific items		Reported EBITDA Excluding specific items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Exhibition	15,796	29,179	11,981	10,840	61,397	64,638
Theme Parks	14,133	15,941	11,531	13,848	20,784	22,937
Radio	74,554	79,768	62,776	69,352	83,081	88,425
Production	50,525	18,579	10,987	23,710	52,705	23,490
Distribution	9,334	2,222	9,294	2,222	11,190	4,346
Other (includes corporate overheads)	(60,531)	(39,362)	(2,758)	(13,645)	(27,528)	(28,301)
Total	**103,811**	**106,327**	**103,811**	**106,327**	**201,629**	**175,535**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Operating profit before specific items and tax	103,811	106,327
Add:		
Amortisation of intangibles	4,094	4,538
Depreciation and amortisation (excl. intangibles)	151,325	54,437
Film Library & other production amortisation	(101,279)	(7,189)
Interest expense	46,533	25,447
Tax on unit trust distributions	2,380	3,551
Tax on partnership profits	1,122	294
Goodwill on equity profits	1,679	1,801
Less:		
Interest income	(15,468)	(23,249)
Interest from exhibition partnership/associates	7,432	9,578
Reported EBITDA (before Minority Interests)	**201,629**	**175,535**

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Analysis of underlying EBITDA[1] from continuing operations – Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	27,144	27,672
Asia/New Zealand	10,041	6,920
Europe	45,252	44,271
South America	2,575	4,278
Total	**85,012**	**83,141**

1 Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

	Current period $A'000
Statement of Financial Performance	
Sales revenue (Note 1)	557,019
Expenses:	
Amortisation of investment in completed films (Note 2)	(94,056)
Other film expenses (Note 3)	(428,555)
Borrowing costs	(24,897)
Other	(9,511)
Net Profit from film exploitation (Note 4)	--

Note 1:
Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television.

Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation following the acquisition of Village Roadshow Films (BVI) Limited in February 2003.

Note 2:
Investment in completed film costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of the films released as at each balance date. In the event an ultimate loss is projected for films released as at each balance date, an amount equivalent to this loss will be written off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video and television streams.

Revenue earned to date, total expected revenue and amortisation amounts utilised in the above calculations are based on the total portfolio of films released as at each balance date.

Films released after balance date but prior to lodgement of the results are included in the review of overall portfolio profits. Films committed to at balance date but unreleased at lodgement of results are reviewed, on a conservative basis, for potential future losses. Where a future loss can be reasonably predicted, this loss is taken into account in determining the overall portfolio film profits at balance date.

Note 3:
Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4:
At 30 June 2003, portfolio film exploitation profit derived was marginal as revenues from "The Matrix Reloaded" were minimal at that time.

Any projection of future profit in respect of films released to date involves an estimate of income from all exploitation windows, which takes up to 10 years to be fully realised. Taking into account reduced producer and overhead fees booked to revenue due to the consolidation of Village Roadshow Films (BVI) Limited and film exploitation profits expected to be recognised in the next financial year, profit for the film production division for the next reporting period is expected to be similar to the 2003 financial year before specific items.

The above net profit from film exploitation excludes specific item expenses of $20.469 million relating to set up costs for the refinancing of the debt facility

EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION (Cont'd.)

Statement of Financial Position

	At end of current period $A'000
Current assets	
Film library	472,772
Working capital	136,191
Non-current assets	
Film library	640,129
Security deposit	105,607
Current liabilities	
Borrowings	472,772
Working capital	174,652
Non-current liabilities	
Borrowings	539,369

Statement of Cash Flows

	Current period $A'000
Net Operating Cash Flows:	
Receipts from customers	422,346
Payments to suppliers and employees (Note 5)	(582,773)
Payments to suppliers and employees – specific items (Note 6)	(20,469)
Interest and other costs of finance paid	(24,897)
Net Financing Cash Flows:	
Proceeds from borrowings	375,775
Repayment of borrowings	(171,098)

Note 5: Includes film acquisition costs $257.5 million.

Note 6: Specific items relate to set up costs for the refinancing of the debt facility.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer narrative.

19.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 28 July 2003, Village Roadshow Ltd. announced that it will propose a scheme of arrangement to buyback the A Class Preference shares on issue in exchange for $1.25 each, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1.00 per share being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1.00. Ordinary shares will not participate in the proposed scheme. Meetings at which both Ordinary and Preference Shareholders may vote for the proposal are expected to proceed in early November 2003.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

It is anticipated that franking credits will be available to enable future dividends paid by the Company to be partly-franked.

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

N/A

19.5 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

1. Contingent liabilities at 30 June 2003 are materially different from those disclosed in the 30 June 2002 accounts, in relation to the following:

 (a) Estimated maximum amounts relating to specified contingent liabilities have decreased from $1,398.8 million to $358.4 million, mainly in relation to:
 - long term joint & several operating lease commitments of joint ventures, which decreased by $926.8 million, mainly due to the classification of previous contingent liabilities as "remote" in accordance with Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which became effective for the financial year ended 30 June 2003; and
 - guarantees for secured credit facilities of associated entities, which decreased by $101.0 million, mainly due to the refinancing of the previously guaranteed facilities by way of shareholder loans.

 (b) Estimated contingent liability specified in relation to non-judicial arbitration award issued against Village Roadshow Pictures (USA) Inc. ("VRP USA"), a non-core subsidiary of Village Roadshow Ltd. ("VRL") for approximately US$30.5 million:
 - A formal judgement was entered into against VRP USA on 22 January 2003 for approximately US$32 million (A$48 million). VRP USA has filed an appeal against this judgement. VRL believes the judgement, even if the appeal is unsuccessful, will not materially affect VRL's financial position.
 - In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. New legal proceedings have also been commenced by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings.

 (c) Estimated contingent liabilities specified in relation to a number of income tax audits by the Australian Taxation Office ("ATO"):
 - During the year ended 30 June 2003, the ATO has settled the assessments totalling $56.6 million for nominal consideration; and
 - the ATO alternative assessments of $85.1 million and $110.1 million were issued by the ATO in the year ended 30 June 2003, as anticipated in the note to the 30 June 2002 accounts. The economic entity has objected against these assessments, and is confident that it will be able to successfully defend these assessments.

2. Contingent assets are materially different from those disclosed in the 30 June 2003 accounts, in relation to the following:

 (a) Contingent assets, relating to right of recourse against co-joint venturers or partners in the event that the economic entity is required to meet a joint venture or partnership liability in excess of its share, have decreased from $1,054.1 million to $127.3 million. This reduction of $926.8 million (which equals the reduction in contingent liabilities of the same amount referred to in point 1(a) above) is due to the classification of the underlying contingent liabilities as "remote" under Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	

Annual meeting *(Preliminary final report only)*

The annual meeting will be held as follows:

Place	Roxy Cinema, Warner Bros. Movie World, Queensland
Date	Friday 28 November 2003
Time	9.00am
Approximate date the +annual report will be available	31 October 2003

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative / pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies *(Tick one)*

☐ The +accounts have been audited.

☐ The +accounts have been subject to review.

✓ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: [signature] (Company secretary)

Date: 9 September 2003

Print name: PHILIP LEGGO

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 10 September 2003 9:33
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

76812.pdf (478 KB)

```
ASX confirms the release to the market of Doc ID: 76812 as follows:
Release Time: 10-Sep-2003  09:32:56
ASX Code: VRL
File Name: 76812.pdf
Your Announcement Title: Investor presentation 2003
```

VILLAGE ROADSHOW LIMITED

Results Presentation
For the Year Ended 30 June 2003

Presentation Outline

- Strategic Highlights
- Divisional Performance
- Group Overview
- Outlook

VILLAGE ROADSHOW LIMITED

Strategic Highlights

Strategic Highlights

- Finance restructuring for Film Production division and move to 100% ownership of Village Roadshow Films (BVI) Limited.
- Sale of interest in Korean cinema operations - $84m pre-tax profit.
- Sale of 50% owned Warner Village UK Cinema circuit.
- Increased ownership of Australian Multiplex circuit
- Capital management initiatives

VILLAGE ROADSHOW LIMITED

Divisional Performance - Exhibition

Financial Highlights

- Operating revenue up 10%
- Reported EBITDA down 5%
- Underlying EBITDA up 2.2%
- Profit before tax up 10.5%
- Strong and consistent flow of film product

Financial Summary

Exhibition 2003 Results

	2003	2002	%change
Segment Revenue	427,251	388,503	9.97%
Underlying EBITDA	85,012	83,141	2.25%
Reported EBITDA	61,397	64,638	-5.01%
Profit Before Tax	11,981	10,840	10.53%
Segment Assets	551,341	771,944	-28.58%

Operational Highlights – Admissions

- Total admissions in continuing territories, excluding JV part year results, up 8% from 70.6 million last year to 76.3 million this year
- For sites open for a full year, the increase in admissions for continuing territories, excluding the UK JV sites, was 2%
- Underlying box office revenue up 7.0% from $597.4 million last year to $641.9 million this year (100%)

Operational Highlights – Sites and Screens

Sites and Screens - Continuing Operations

	As at June 2002		Opened/(Closed)		As at June 2003		Developed FY04	
Territory	**Sites**	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**
Australia	75	588	(4)	(15)	71	573	0	0
Argentina	6	69	0	0	6	69	0	0
Czech Republic	1	8	1	14	2	22	0	0
Fiji	2	10	0	0	2	10	0	0
Greece	4	44	0	0	4	44	0	0
Italy	11	121	2	18	13	139	1	7
New Zealand	12	76	1	8	13	84	1	6
Singapore	8	58	0	0	8	58	0	0
Taiwan	5	60	1	13	6	73	2	13
United Kingdom	40	402	(34)	(349)	6	53	0	0
TOTAL	**164**	**1,436**	**(33)**	**(311)**	**131**	**1,125**	**4**	**26**

Reported and Underlying EBITDA

Reconciliation of Reported and Underlying EBITDA

	2003	2002
Underlying EBITDA	85,012	83,141
Less: Depreciation in equity territories	(28,953)	(31,261)
Less: Interest on equity territories	(7,113)	(9,094)
Less: Tax on equity territories	(2,686)	(3,310)
Other	15,137	25,162
Reported EBITDA	61,397	64,638

Specific Items

- Total write down $75.7 million
- Associate loans and investments
- UK 100% owned sites
- Czech Republic
- Taiwan

VILLAGE ROADSHOW LIMITED

Divisional Performance – Radio

Financial Highlights

- Operating revenue down 9.4 %
- EBITDA down 6.0%
- Profit before tax down 9.5% from last year.
- EBIT margin remains steady at 34%
- Market share All People 27%, 2002 27.7%

Financial Summary

Radio 2003 Results

	2003	2002	% change
Segment Revenue	230,033	253,762	-9.35%
EBITDA	83,081	88,425	-6.04%
Profit Before Tax	62,776	69,352	-9.48%
Segment Assets	544,170	561,009	-3.00%

Operational Highlights

- Held the number one FM station position in each of its markets
- Increased its percentage in all under 40 demographics from 43% to 46%.
- Maintained revenue share in excess of 40%

Operational Highlights

- Strong management control resulted in cost reductions of 6% and an operating margin of 34% which is in line with last year.
- Offshore operations performed strongly
- Austereo results presentation can be found at www.austereo.com.au

VILLAGE ROADSHOW LIMITED

Divisional Performance – Production

Financial Overview

- Segment revenue increased from \$57.5m to \$638.4m due to the move to 100% ownership of Village Roadshow Films (BVI) Limited.
- EBITDA up 124%
- Profit before tax down 54% due primarily to intercompany interest

Financial Summary

Production 2003 Results

	2003	2002	% change
Segment Revenue	638,409	57,477	1010.72%
Reported EBITDA	**52,705**	**23,490**	**124.37%**
Profit Before Tax	10,987	23,710	-53.66%
Segment Assets	1,389,272	27,263	4995.81%

Operational Highlights

- The *Matrix Reloaded* released in May 2003.
- To date it has grossed over $US730m making it the highest grossing movie for the year and the 13th highest of all time.
- 7 films have been released this year, compared to 8 last year : *The Matrix Reloaded, Eight Legged Freaks, Pluto Nash, Ghost Ship, Analyze That, Two Weeks Notice and Dreamcatcher*

Restructure

- In February 2003, a comprehensive finance restructure was completed.
- VRL's ownership of Village Roadshow Films (BVI) Limited increased to 100%, meaning that all of the Production division is now consolidated into VRL's results.
- Increase in debt facility from US$750m to US$900m

Impact of VRF Acquisition

- Sales Revenue
- Cost of Film Expenses
- Amortisation of Film investment
- Interest paid
- Assets
- Bank Debt
- Cash Flow Statement
- Specific Items

VILLAGE ROADSHOW LIMITED

Divisional Performance – Theme Parks

Financial Highlights

- EBITDA down 9.4%
- Profit before tax down 16.7%

Financial Summary

Theme Parks 2003 Results	2003	2002	%change
Segment Revenue	24,823	24,081	3.08%
Reported EBITDA	20,784	22,937	-9.39%
Profit Before Tax	11,531	13,848	-16.73%
Segment Assets	81,134	106,079	-23.52%

Operational Highlights

- Tough market conditions with SARS crisis and impact of Iraq war.
- Sea World impacted by the decline in international visitors. Total attendances down 10% and profit down 15%.
- Wet N Wild experienced a slight decline in attendances and profit.
- Warner Bros Movie World admissions up 5% and profitability up 9.5% due to new attractions
- Strong increase in profit for Studios
- Flat year for Sea World Nara Resort

VILLAGE ROADSHOW LIMITED

Divisional Performance – Distribution

Financial Highlights

- Overall contribution increased 318% to $9.3m.
- Theatrical profit before tax up 168%.
- Roadshow Entertainment Profit before tax up 160%.
- Television results were lower than last year

Financial Summary

Distribution 2003 Results	2003	2002	% change
Segment Revenue	9,334	2,222	320.07%
Reported EBITDA	**11,190**	**4,346**	**157.48%**
Profit Before Tax	9,294	2,222	318.27%
Segment Assets	34,587	54,351	-36.36%

Operational Highlights

- Outstanding titles for the Theatrical division included *My Big Fat Greek Wedding, Two Towers, Austin Powers in Goldmember and Crackerjack.*
- Roadshow Entertainment delivered a record breaking year with the release of the first Lord of the Rings VHS and DVD and the continued strong performance in children's VHS and DVD market.

VILLAGE ROADSHOW LIMITED

Group Overview

Summary

Normalised and Reported Results	2003	2002
Normalised Net Profit After Tax	61,050	55,310
Specific Items	(154,942)	(18,195)
Discontinuing Businesses	67,876	13,986
Reported Net Profit After Tax	(26,016)	51,101

Significant Items

- Total significant items of ($154.9) million compared to ($18.2) million last year
  - Exhibition – loan & asset writedowns ($75.9)
  - Production – write-off of Film finance restructuring cost ($49.4)
  - Provision for Deferred Tax ($28.9)

Discontinuing Businesses

- Total result from discontinuing businesses of $67.9 million vs $14.0 million last year

•Trading results from discontinuing ops	(1.8)
•P/L on Sale, provisioning	77.6
•Production discontinuing	(3.0)
•Austereo Live	(5.4)

2003 vs 2002 Reconciliation

Reconciliation between 2003 and 2002 Profit

Profit After Tax - June 2002	**55,310**		
Add: Improved Performance		**Less: Reduced Profitability**	
Film Production	1,480	Exhibition	2,855
Distribution	6,285	Theme Parks	1,232
Lower tax expense on normal profits	6,254	Austereo	2,506
		Other	1,686
	14,019		**8,279**
Profit After Tax - June 2003	**61,050**		

Note: Excluding significant items and discontinuing operations

Reported EBITDA Division



2003 Reported EBITDA by Division
$201,629
Production
23%
Distribution
5%
Exhibition
27%
Theme Parks
9%
Radio
36%



2002 Reported EBITDA by Division
$175,535
Production
12%
Distribution
2%
Exhibition
32%
Theme Parks
11%
Radio
43%

Excluding significant items and discontinuing operations, does not include "Other".

Profit Before Tax and Minority Interest by Division


2003 Profit Before Tax by Division
$103,811
Production
10%
Distribution
9%
Exhibition
11%
Theme Parks
11%
Radio
59%


2002 Profit Before Tax by Division
$106,327
Production
20%
Distribution
2%
Exhibition
9%
Theme
Parks
12%
Radio
57%

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Excluding significant items and discontinuing operations, does not include "Other".

Reported EBITDA and Profit Before Tax Reconciliation

VRL - Reported Operating Performance
by Division for the Year Ended 30 June 2003 ($m)

	Cinema Exhibition	Theme Parks	Radio	Film Production	Film Distribution	Other	TOTAL
EBITDA	61.4	20.8	83.1	52.7	11.1	(27.5)	201.6
Amort / Dep	(39.1)	(3.9)	(8.8)	(0.5)	(1.3)	(2.2)	(55.8)
EBIT	22.3	16.9	74.3	52.2	9.8	(29.7)	145.8
Net Interest	(10.1)	(2.6)	(11.5)	(41.2)		26.9	(38.5)
Tax on equity profits	(0.2)	(2.8)			(0.5)		(3.5)
Significant/discontinuing	1.4		(14.4)	(52.4)			(65.4)
Profit Before Tax	**13.4**	**11.5**	**48.4**	**(41.4)**	**9.3**	**(2.8)**	**38.4**

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Cash flow

- All cashflow items grossed up for Village Roadshow Films (BVI) Limited
- Operating cash flow decreased by $254.7 million from last year to ($65.2) million due to acquisition of film costs $257.4 million
- Capital expenditure has decreased from $91.3m last year to $52.7m this year

Balance Sheet

Balance Sheet Summary
As at 30 June 2003

$m	**As at 2003**	**As at 2002**
Total Assets	2,905	2,191
Total Liabilities	1,827	990
Net Assets	**1,078**	**1,201**
Cash	178	266
Debt	1,269	312
Net Debt	**1,091**	**46**
Net Debt / Equity	*101.2%*	*3.8%*
Net Debt / (Net Debt + Equity)	*50.3%*	*3.7%*
NTA Per Share	*$1.81*	*$2.07*

VILLAGE ROADSHOW LIMITED

Outlook

Exhibition

- Australian operations increasing in importance
- EBITDA from continuing operations forecast to increase in Italy, New Zealand, Taiwan, UK and the Czech Republic.
- Reduced EBITDA due to the sale of the UK JV.
- Organic growth from marketing initiatives and some site refurbishments
- The capital expenditure / new site roll out program continues to wind down

Radio

- Reinvigorate Triple M Network
- New licences expected in Adelaide, Brisbane, Sydney and Melbourne in calendar 2003 and 2004.
- Cross media yet to be resolved
- Innovation

Production

- Key drivers will be *The Matrix Reloaded and The Matrix Revolutions.*
- Other films to be released in 2004 financial year include *Mystic River, Torque* and *Taking Lives*

Theme Parks

- Flat outlook with international visitors forecast to increase slightly
- New attraction 'Shark Bay' to open at Sea World in December 2003.
- New night time attraction at Movie World.
- Relaunch of Whirlpool Springs at Wet N Wild in September 03

Distribution

- Strong product line up, third in *Lord of Rings* and *the Matrix* trilogies, *Harry Potter* expected in June 2004
- DVD growth set to continue
- Likely to provide another strong contribution to group earnings

Group

- Underlying operations continue to be strong.
- The Independent Expert's Report contained in the Preference Share scheme booklet will include details of the 2004 budget.
- Gearing excluding Austereo and VRF BVI remains low

Shaun Driscoll VRL 402

From:	ASX.Online@asx.com.au
Sent:	22 September 2003 3:41
To:	Shaun Driscoll
Subject:	VRL - ASX Online e-Lodgement - Confirmation of Release

80163.pdf (140 KB)

ASX confirms the release to the market of Doc ID: 80163 as follows:
Release Time: 22-Sep-2003 15:40:23
ASX Code: VRL
File Name: 80163.pdf
Your Announcement Title: Claim by former executive

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

22 September 2003

CLAIM BY FORMER EXECUTIVE OF VILLAGE ROADSHOW

Village Roadshow Limited ("VRL") announces that it has received a "proposed" Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler a termination payment. Mr. Ziegler contends that this termination payment was payable upon the expiry of his contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. The total Claim is for more than A$148 million.

On the basis of legal advice, VRL strongly believes that the amount claimed by Mr. Ziegler is fanciful and that the termination payment claim will fail entirely. The Company will vigorously defend the allegations made by Mr. Ziegler.

It is expected that it will take a number of years for the claim to be finally disposed of by the Courts. The Directors confirm that, in their opinion, this claim will have no material impact on the Company.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street. Melbourne.VIC. 3000. Box 1411M. GPO Melbourne.VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway. Oxenford. QLD. 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor. 500 Chapel Street. South Yarra.VIC. 3141. PO Box 2275. Prahran.VIC. 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Shaun Driscoll VRL 403

From: ASX.Online@asx.com.au
Sent: 26 September 2003 3:56
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

81581.pdf (142 KB)

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASX confirms the release to the market of Doc ID: 81581 as follows:
Release Time: 26-Sep-2003 15:55:16
ASX Code: VRL
File Name: 81581.pdf
Your Announcement Title: Scheme Shareholder meetings to Proceed

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

26 September 2003

VRL SCHEME OF ARRANGEMENT SHAREHOLDERS' MEETINGS TO PROCEED

The Supreme Court of Victoria has today made orders convening a meeting of Village Roadshow Limited preference shareholders, to consider and, if thought fit, to approve the proposed Scheme of Arrangement announced to the Australian Stock Exchange on 28 July 2003. The Company will also hold a General Meeting on the same day as the Court convened meeting of preference shareholders.

The Scheme Booklet, including the Independent Expert's Report prepared by Grant Samuel, will shortly be released to the Australian Stock Exchange.

The shareholder meetings will be held on 3 November 2003 in the Presidential Room, Second floor, Carlton Crest Hotel, King George's Square, Brisbane, commencing at 2pm Brisbane time. Other important dates and times are outlined in the Scheme Booklet. The Scheme Booklet is expected to be mailed to shareholders on 3 October 2003.

Following dispatch of the Scheme Booklet, any questions in relation to the Scheme of Arrangement can be directed to the VRL Information Line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia).

For further information contact: Mr. Graham Burke
Managing Director
Telephone (03) 9667 6696

Shaun Driscoll VRL404

From: ASX.Online@asx.com.au
Sent: 26 September 2003 5:22
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 81658 as follows:
Release Time: 26-Sep-2003 17:21:22
ASX Code: VRL
File Name: 81658.pdf
Your Announcement Title: Scheme Booklet

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Scheme Booklet

---

relating to a scheme of arrangement under section 411 of the Corporations Act between Village Roadshow Limited ACN 010 672 054 and the holders of its A Class Preference Shares.

Dated 26 September 2003

This Scheme Booklet contains notice of:

- a General Meeting to be held on 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time; and
- a Scheme Meeting which will commence promptly following the conclusion of the General Meeting and will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane.

The Independent Expert, Grant Samuel, has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not.

This is an important document and requires your immediate attention.

Independent financial and taxation advice should be sought before making any decision on how to vote on the proposed resolutions to be considered at the General Meeting and the Scheme Meeting.

Table of Contents

1. Key dates and timetable

Date of this Scheme Booklet	26 September 2003
Last time by which proxy forms for the General Meeting and the Scheme Meeting can be lodged	7pm Melbourne time on 1 November 2003
Time for determining entitlements to vote at the General Meeting and the Scheme Meeting	7pm Melbourne time on 1 November 2003
General Meeting at which Ordinary Shareholders vote on the Buy-Back and Constitution Modifications	2pm Brisbane time on 3 November 2003
Scheme Meeting at which Preference Shareholders vote on the Scheme	Promptly after the General Meeting
Court Order made approving the Scheme	7 November 2003
Scheme Lodgment: • lodgment of office copy of the Court Order with ASIC; • Scheme becomes effective on this date; and • Trading and quotation on ASX of the Preference Shares ends at the close of trading on this date	10 November 2003
Record Time: • time for determining who are holders of Preference Shares for the purposes of the Buy-Back; and • Buy-Back offers made and accepted and Buy-Back Agreement entered into	7pm Melbourne time on 17 November 2003
Expected dispatch date: • Preference Shareholders registered as Unsecured Note holders; • holding statements in respect of the Unsecured Notes dispatched; • cheques for cash component of the Buy-Back Consideration dispatched	24 November 2003
Date it is expected trading in the Unsecured Notes will commence	25 November 2003
Date cash proceeds from the sale of Foreign Preference Shareholders Unsecured Notes expected to be dispatched (This date may be deferred if the Nominee, who will be appointed to sell Foreign Preference Shareholders Unsecured Notes, defers selling some or all of the Unsecured Notes to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX)	8 December 2003
First interest payment date in respect of the Unsecured Notes	24 May 2004

The timetable above is indicative only.

VRL may vary any or all of the dates and times without notifying Ordinary Shareholders or Preference Shareholders.

Certain dates and times are conditional on the approval of the Buy-Back and the Constitution Modifications by Ordinary Shareholders and the Scheme by Preference Shareholders and the Court.

None of the events listed to occur after 3 November 2003 will occur unless the Buy-Back and the Constitution Modifications are approved at the General Meeting and the Scheme is approved at the Scheme Meeting.

None of the events listed to occur after 7 November 2003 will occur unless the Scheme is approved by the Court.

2. Important notices

2.1 Defined terms

Terms in this Scheme Booklet are defined in the Glossary in **section 14** of this Scheme Booklet.

2.2 Status of Scheme Booklet

This Scheme Booklet constitutes the explanatory statement required:

(a) in respect of the Scheme under section 412(1) of the Act; and

(b) in respect of the Buy-Back under section 257D(2) of the Act.

2.3 Lodgment with ASIC and ASX

A copy of this Scheme Booklet has been lodged with:

(a) ASIC in accordance with sections 257D(3), 257E, 257F(2) and 411(2) of the Act and registered by ASIC under section 412(6) of the Act; and

(b) ASX in accordance with Listing Rule 15.1.3.

Neither ASIC, ASX nor any of their officers take any responsibility for the contents of this Scheme Booklet.

ASIC will be requested to provide a statement under section 411(17)(b) of the Act that ASIC has no objection to the Scheme.

If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Scheme.

2.4 Input from other parties

Grant Samuel has prepared the Independent Expert's Report and takes responsibility for that report.

The remainder of this Scheme Booklet has been prepared by VRL and its advisers and is the responsibility of VRL.

2.5 Voting decisions

This Scheme Booklet does not take into account the investment objectives, financial situation or particular needs of any Ordinary Shareholder or Preference Shareholder or any other person.

This Scheme Booklet should not be relied on as the sole basis for any decision in relation to how to vote on the proposed resolutions to be considered at the General Meeting and the Scheme Meeting.

Independent financial and taxation advice should be sought before making any decision on how to vote on the proposed resolutions to be considered at the General Meeting and the Scheme Meeting.

You should read this Scheme Booklet in its entirety before making a decision.

2.6 Forward looking statements

Certain statements in this Scheme Booklet relate to the future.

Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of VRL to be materially different from future results, performance or achievements expressed or implied by such statements.

Such risks, uncertainties and other important factors include among other things, general economic conditions, specific market conditions, exchange rates, interest rates and regulatory changes.

These statements reflect the expectations of relevant parties' views only as of the date of this Scheme Booklet.

Subject to **section 13.6** of this Scheme Booklet and any obligations under the Act or the Listing Rules, VRL has no obligation and will not disseminate after the date of this Scheme Booklet any updates or revisions to any such statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any of those statements is based.

2.7 Preference Shareholders with non-Australian addresses

Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

3. Chairman's letter

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

26 September 2003

Dear Ordinary and Preference Shareholders

On 28 July 2003 the Board of Directors of VRL announced its intention to propose and recommend that VRL implement a scheme of arrangement (**Scheme**) with its Preference Shareholders involving the buy-back (**Buy-Back**) of all Preference Shares.

The consideration for the Buy-Back will be $1.25 in cash for every Preference Share held (**Buy-Back Consideration**). Out of every $1.25 of Buy-Back Consideration, $0.25 will be paid in cash and $1 will be applied under the Scheme on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

The following approvals will be required for the Scheme to become effective:

- approval of the Buy-Back by Ordinary Shareholders present and voting (in person, by attorney, by corporate representative or by proxy) who are not also Preference Shareholders or Associates of Preference Shareholders by special resolution at the General Meeting;
- approval of the Constitution Modifications by Ordinary Shareholders by special resolution at the General Meeting; and
- approval of the Scheme by:
  - a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and
  - 75% of the votes cast by Preference Shareholders,

  at the Scheme Meeting; and
- approval of the Scheme by the Court.

The General Meeting will be held on 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time and is expected to run for approximately 30 minutes.

The Scheme Meeting will commence promptly following the conclusion of the General Meeting and will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane.

All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Scheme Meeting are admitted to the room.

The Directors of VRL unanimously recommend that:

- Ordinary Shareholders vote in favour of the Buy-Back and Constitution Modifications; and
- Preference Shareholders vote in favour of the Scheme.

The Independent Expert, Grant Samuel, has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not.

Based on Grant Samuel's valuation of the Buy-Back Consideration of $1.22 to $1.25, the Buy-Back Consideration represents a substantial premium to the price of the Preference Shares on ASX during the 12 months prior to the announcement of the proposed Scheme (see **section 5.5** and **Appendix C** of this Scheme Booklet and sections 6.1 and 6.3 of the Independent Expert's Report).

Further reasons for the Directors' recommendations are set out in **section 5** of this Scheme Booklet.

Your vote at each meeting is important to determine whether or not the proposal proceeds.

This Scheme Booklet contains information that will assist you in making an informed decision on how to vote and I encourage you to read it carefully.

If, after reading this Scheme Booklet, you have any questions about the proposal, please call the VRL information line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia) or contact your financial, legal or other professional adviser.

I look forward to seeing you at the meetings on 3 November 2003 to vote on the proposal or to receiving your proxy vote in advance of the meetings.

Yours sincerely



Robert Kirby
Chairman

4. Frequently asked questions about the proposal

Set out below are summary answers to some basic questions that Shareholders may have in relation to the proposal. This information is a summary only, and should be read in conjunction with the remainder of this Scheme Booklet.

QUESTIONS ABOUT YOUR ENTITLEMENTS	
Will I be entitled to the Buy-Back Consideration?	You will be entitled to the Buy-Back Consideration if you are registered as a Preference Shareholder at the Record Time.
When is the Record Time?	7pm Melbourne time on the Record Date which is 17 November 2003.
What is the Buy-Back Consideration?	$1.25 in cash for every Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.
When will I receive the Buy-Back Consideration?	If the Scheme is approved and certain conditions are satisfied, it is expected the Buy-Back Consideration will be paid (that is, for each Preference Share held at the Record Time, 25 cents cash will be paid to you and the balance of $1 will be applied on your behalf under the Scheme to acquire an Unsecured Note) on 24 November 2003, 21 days after the General Meeting and Scheme Meeting.
Will I have to pay brokerage fees or stamp duty?	No brokerage fees or stamp duty will be payable by you in connection with the Scheme.
What are the tax implications of the Scheme?	A guide to the general taxation implications of the Scheme is set out in **section 10** of this Scheme Booklet. The description is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any Preference Shareholder. You should seek your own specific taxation advice for your individual circumstances.
Am I a Foreign Preference Shareholder ?	You are a Foreign Preference Shareholder if your address as noted with the Company is outside Australia and the Directors determine that it would be unreasonable for VRL to comply with the laws of the jurisdiction in which you reside to enable it to offer and issue the Unsecured Notes to you under the Scheme.
What if I am a Foreign Preference Shareholder?	Any Unsecured Note which would otherwise be issued to you will be issued to the Nominee who has been appointed by the Board. The Nominee will as soon as practical sell the Unsecured Notes and distribute to you your proportion of the cash proceeds of the sale after deducting the costs and expenses of the sale and of their appointment and any amount to be deducted by law or a government authority. It is expected that a cheque for your proportion of the cash proceeds will be dispatched to you on or about 8 December 2003. However, the Nominee may defer selling some or all of the Unsecured Notes to ensure the sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

QUESTIONS ABOUT THE SCHEME

What is the rationale for the Scheme?	The rationale for the Scheme is discussed in **sections 5.5** to **5.8** of this Scheme Booklet. You are encouraged to read these **sections** carefully.
What will be the effect of the Scheme?	All holders of Preference Shares as at the Record Time will have their Preference Shares bought back by VRL and cancelled. In exchange, each Preference Shareholder will receive $1.25 in cash for every Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1 and 25 cents of the $1.25 being paid in cash to the Preference Shareholder. Following the Buy-Back, VRL will have two classes of securities quoted on ASX, Ordinary Shares and Unsecured Notes.
What are VRL's intentions in relation to the company if the Scheme proceeds?	Information relating to VRL's intentions regarding the business, assets and employees of VRL is set out in **section 8.16** of this Scheme Booklet.
What are the key conditions and approvals required for the Scheme to proceed?	The Scheme will only proceed if: • the Shareholder Approvals are obtained; • the Court approves the Scheme; and • the various conditions of the Scheme are satisfied.
What would be the effect of the Scheme on VRL's capital structure?	250,215,147 Preference Shares will be bought back and cancelled and 250,215,147 Unsecured Notes will be issued.
How have Preference Shares performed over recent times?	Information regarding the performance of Preference Shares in recent times is set out in **section 5.5** of and **Appendix C** to this Scheme Booklet and section 6.3 of the Independent Expert's Report.
Are there any risks associated with the Scheme?	Yes. The risk factors associated with the Scheme are discussed in **section 9** of this Scheme Booklet and section 6 of the Independent Expert's Report. You should read the risk factors in their entirety before making a decision.

QUESTIONS ABOUT THE UNSECURED NOTES

How much will be outstanding on the Unsecured Notes when they are issued?	$1
When will the Unsecured Notes be repaid?	Unsecured Notes will be repaid in 3 instalments: • 33 cents cash on the first anniversary of the Issue Date; • 33 cents cash on the second anniversary of the Issue Date; and • 34 cents cash on the third anniversary of the Issue Date.
Will there be a market for trading the Unsecured Notes?	VRL will apply to ASX to have the Unsecured Notes quoted on ASX. If that application is granted, it is expected that the Unsecured Notes will commence trading on ASX on 25 November 2003.

What interest is payable on the Unsecured Notes	Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum (or 15% per annum if a Conversion Event occurs), the first interest payment being due 6 months after the Issue Date.
Will I be entitled to Company discounts as a holder of Unsecured Notes?	You will be entitled to participate in the Shareholder Discount Plan if you hold 500 Unsecured Notes or 500 Ordinary Shares or a combination of 500 Unsecured Notes and Ordinary Shares. This is substantially the same as your current entitlement as a Preference Shareholder. Information regarding the Shareholders Discount Plan is contained on VRL's website: www.villageroadshow.com.au. You should note that the Board has absolute discretion to discontinue or change the Shareholder Discount Plan at any time without notice.
Will I be entitled to attend and vote at general meetings as a holder of Unsecured Notes?	As an Unsecured Note holder, you may attend general meetings of the Company but you will not be entitled to vote. You may only vote at general meetings if, in addition to holding Unsecured Notes, you hold ordinary shares.

QUESTIONS ABOUT VOTING

What meetings are being held? When and where are they being held?	There are two meetings, the General Meeting and the Scheme Meeting. The General Meeting will be held on 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time and is expected to run for approximately 30 minutes. The Scheme Meeting will commence promptly following the conclusion of the General Meeting and will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane. All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Scheme Meeting are admitted to the room. The notices convening each meeting are contained in **Appendices E** and **F** of this Scheme Booklet. **Your vote at each meeting is important in determining whether or not the Scheme proceeds. Please refer to section 6 of this Scheme Booklet for instructions on how to vote.**
Can I vote?	If you are registered as an Ordinary Shareholder at the Voting Entitlement Time (7pm Melbourne time on 1 November 2003) and **you are not a Preference Shareholder or an Associate of a Preference Shareholder**, you are entitled to vote at the General Meeting on the Buy-Back. If you are so registered as an Ordinary Shareholder you are entitled to vote on the Constitution Modifications whether or not you are a Preference Shareholder or an Associate of a Preference Shareholder. If you are registered as a Preference Shareholder at the Voting Entitlement Time (7pm Melbourne time on 1 November 2003) you are entitled to vote at the Scheme Meeting. You may vote as a Preference Shareholder even if you are or an Associate is also an Ordinary Shareholder. Ordinary Shareholders who do not hold Preference Shares are **not** permitted to attend the Scheme Meeting.

How is the Scheme Meeting related to the General Meeting?	The Scheme Meeting is a special purpose general meeting of Preference Shareholders only which has been convened by the Court. The order of the Court convening the Scheme Meeting is not and should not be treated as an endorsement of, or any other expression of opinion by the Court of, the Scheme.
What approvals are required at the General Meeting?	Approval of the Buy-Back by Ordinary Shareholders who are not also Preference Shareholders or Associates of Preference Shareholders by special resolution. Approval of the Constitution Modifications by Ordinary Shareholders by special resolution.
What approvals are required at the Scheme Meeting?	For the Scheme to be approved, votes in favour of the Scheme must be received from: • a majority in number (more than 50%) of Preference Shareholders present and voting at the Scheme Meeting (whether in person, by attorney, by corporate representative or by proxy); and • Preference Shareholders who together hold at least 75% of the total number of Preference Shares voted at the Scheme Meeting.
Are Preference Shareholders entitled to vote at each meeting?	Only Preference Shareholders can vote at the Scheme Meeting. Preference Shareholders including those who also hold Ordinary Shares and their Associates who are also Ordinary Shareholders are not entitled to vote at the General Meeting in relation to the Buy-Back. Any Preference Shareholder or its Associates who also holds Ordinary Shares may vote at the General Meeting in respect of those Ordinary Shares on the Constitution Modifications.
Are Ordinary Shareholders entitled to vote at each meeting?	The Scheme is only between VRL and holders of Preference Shares. Ordinary Shareholders who are not Preference Shareholders will **not** be entitled to attend or vote at the Scheme Meeting. Ordinary Shareholders and Preference Shareholders will be entitled to attend the General Meeting. Only Ordinary Shareholders who are not also Preference Shareholders or their Associates will be entitled to vote at the General Meeting in relation to the Buy-Back. All Ordinary Shareholders may vote on the Constitution Modifications.
What happens if I do not vote or if I vote against the Scheme?	If the Scheme is approved by the requisite majorities and all the other conditions of the Scheme are satisfied, including the passing of the relevant resolutions at the General Meeting, all Preference Shares will be bought back by VRL and you will receive the Buy-Back Consideration, even if you have voted against the Scheme or did not vote at all.
What happens if the Scheme is not approved	If the Scheme is not approved: • the Buy-Back will not be implemented and the Constitution Modifications will not be effected; and • VRL will continue to have two classes of shares on issue, Ordinary Shares and Preference Shares.
Is voting compulsory?	No. However, your vote is important. If you believe that the Scheme should proceed but you do not vote, it is possible that the Scheme may not be approved and the Buy-Back of Preference Shares will not take effect.

QUESTIONS ABOUT YOUR DIRECTORS' RECOMMENDATION AND INTENTIONS

What is the Board's recommendation?	Your Directors unanimously recommend that all Ordinary Shareholders vote in favour of the Constitution Modifications and that all Ordinary Shareholders (other than those who are also Preference Shareholders or Associates of Preference Shareholders) vote in favour of the Buy-Back and Preference Shareholders vote in favour of the Scheme.
How do the Directors intend to vote at the meetings?	Each Director who is entitled to vote on the Buy-Back, the Constitution Modifications and the Scheme intends to vote in favour of those resolutions.
Is there an independent expert's opinion?	Yes. Grant Samuel has prepared the Independent Expert's Report contained in **Appendix A** to this Scheme Booklet. Grant Samuel has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not. You should read the Independent Expert's Report in full.
Who should I call if I have any questions about the Scheme?	If you have any questions about the Scheme or the meetings, please contact the VRL information line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia).

5. Key features of the proposal

5.1 Summary

If the Scheme becomes effective, VRL and Preference Shareholders at the Record Time will, by operation of the Scheme, enter into Buy-Back Agreements under which:

(a) VRL will buy-back the Preference Shares; and

(b) the Preference Shares will be cancelled.

In consideration for selling their Preference Shares into the Buy-Back, each Preference Shareholder will receive $1.25 in cash for every 1 Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

5.2 Approvals required

The following approvals will be required for the Scheme to become effective:

(a) approval of the Buy-Back in accordance with section 257D(1)(a) of the Act and the Constitution Modifications under section 136(2) of the Act by special resolutions of Ordinary Shareholders present and voting (in person, by attorney, by corporate representative or by proxy) at the General Meeting;

(b) approval of the Scheme by:

  (i) a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and

  (ii) 75% of the votes cast by Preference Shareholders,

  at the Scheme Meeting in accordance with section 411(4)(a)(ii) of the Act; and

(c) approval of the Scheme by the Court under section 411(4)(b) of the Act.

5.3 Scheme effective date

If the Court Order approving the Scheme is obtained, VRL will lodge a copy of the order with ASIC under section 411(10) of the Act (**Scheme Lodgment**).

The Scheme will become legally effective immediately on Scheme Lodgment occurring.

Scheme Lodgment is expected to occur on 10 November 2003.

The Scheme will lapse if Scheme Lodgment does not occur on or before 31 March 2004.

5.4 Outline of key tax considerations

Refer to **section 10** of this Scheme Booklet which outlines certain tax implications arising from the Scheme.

5.5 Reasons to vote in favour of proposal

The Board believes that there are several factors which shareholders should consider in voting to support the Scheme:

(a) the Independent Expert has concluded that, in its view, the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not;

(b) the current capital structure of VRL is a significant impediment to the reflection of VRL's underlying value in share market prices (both for Ordinary Shares and Preference Shares). If the Scheme is not approved this structure will be perpetuated. The Scheme and Buy-Back proposal facilitate a staged return of capital on the Preference Shares within VRL's financial capabilities and at the same time providing an attractive coupon to the existing Preference Shareholders;

(c) Preference Shareholders seeking additional VRL ordinary equity can reinvest the cash component of the Buy Back Consideration in Ordinary Shares;

(d) payment of dividends on Preference Shares is not assured:

  (i) under the Constitution of VRL, dividends are only payable if they are declared. Directors need to determine what if any, recommendation they should make each year, having regard to VRL's circumstances and needs that exist at that time. As a result, in any year, there is no guarantee that a dividend will be paid to the Preference Shareholders;

(ii) in addition, the dividend right is expressed in the Constitution to be non-cumulative and so, no dividend is payable in any year it is not declared. Under the proposed Scheme, the Unsecured Notes issued to Preference Shareholders will bear interest at 10% per annum (with a Default Rate of 15% per annum) on the amount outstanding on the Unsecured Notes;

(iii) dividends can only be paid out of profits. Interest payments are supported by the full financial resources of VRL irrespective of profits:

(iv) dividends on the Preference Shares, when declared, have only been paid once per year (in November) in respect to the prior financial year ending 30 June. Interest on the Unsecured Notes will be payable 6 monthly in arrears in respect of the immediately preceding 6 month period;

(e) interest on the Unsecured Notes is cumulative and, in the event of certain defaults, the interest rate rises to 15% per annum.

(f) Preference Shares are not redeemable by VRL. Consequently a sale on ASX is the only way for Preference Shareholders to receive back their capital. Under the Scheme, each Preference Shareholder will receive 25 cents cash per share and, having acquired the Unsecured Notes out of the balance of the Buy Back Consideration, will receive $1 cash per Unsecured Note over the next 3 years. In addition, as it is expected that the Unsecured Notes will be listed on ASX, Noteholders will also be able to sell their Notes on ASX;

(g) the Unsecured Notes will rank in priority to all issued shares of VRL, including any issued Ordinary or Preference Shares. The Preference Shares currently rank in priority to Ordinary Shares only with respect to the return of the first 50 cents of capital. By contrast, the Unsecured Notes will have priority for all of their outstanding face value;

(h) the Board considers the proposal is also in the best interests of Ordinary Shareholders because it simplifies VRL's capital structure;

(i) the net tangible asset backing of the Ordinary Shares is expected to increase from $1.81 to $2.39 per share;

(j) if the Scheme does not proceed, the price of the Preference Shares on ASX may fall from its present levels. The Preference Shares did not trade at prices higher than $1.05 during the year prior to 28 July 2003. Since the announcement of the proposal for the Scheme on 28 July 2003 to 23 September 2003, approximately 74% of the Preference Shares have traded on ASX at prices well in excess of the historic levels of the last 12 months and at or about the peak for that period;

(k) the Independent Expert has valued an Unsecured Note at $0.97 to $1.00.

Based on this valuation, the Buy-Back Consideration represents:

(i) a 62.2% to 66.2% premium to the volume weighted average price of the Preference Shares on ASX during the 3 months prior to the announcement of the proposed Scheme on 28 July 2003 of 75.2 cents;

(ii) a 57.0% to 60.9% premium to the volume weighted average price of the Preference Shares on ASX during the 6 months prior to the announcement of the proposed Scheme on 28 July 2003 of 77.7 cents; and

(iii) a 51.5% to 55.3% premium to the volume weighted average price of the Preference Shares on ASX during the 12 months prior to the announcement of the proposed Scheme on 28 July 2003 of 80.5 cents.

(l) **Appendix C** shows the volume weighted average price of the Preference Shares on ASX during the following periods:

(i) 1 July 2002 to 25 July 2003, being the Trading Day before the proposed Scheme was announced on 28 July 2003;

(ii) 14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares for the 2003 financial year, to 25 July 2003; and

(iii) 1 July 2002 to 14 May 2003;

(m) Preference Shareholders will pay no brokerage in respect of the buy back under the Scheme.

5.6 Reasons to vote against the Buy-Back and Scheme

Although:

(a) the Directors unanimously recommend that:

(i) Ordinary Shareholders approve the Buy-Back; and

(ii) Preference Shareholders approve the Scheme; and

(b) the Independent Expert has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not,

factors which may lead you to vote against the Scheme include the following:

(c) you may believe that the Scheme is not in the best interests of Preference Shareholders or may be detrimental to the interests of Ordinary Shareholders;

(d) the proposed Scheme fixes the value of the Preference Shares and by approving the Scheme, the former Preference Shareholders (in their capacity as Noteholders) will not participate in any possible increase in the Preference Share price in the future;

(e) interest on the Unsecured Notes will not carry any franking credits whereas dividends on Preference Shares, where declared, are likely to be franked to some extent;

(f) the Independent Expert has determined that the value of each Preference Share is $2.17 to $2.75. The Scheme will result in the crystallisation of the value of Preference Shares at well below the value attributed to them by the Independent Expert and, as a result, Preference Shareholders will be giving up access to upside potential, which could be significant. Although Preference Shares have not traded at this level since 2000 ($2.17 to $2.57) and 1999 ($2.58 to $2.75), there is a possibility that they may again reach this level some time in the future if the proposal is not implemented;

(g) depending on economic and other factors beyond the control of VRL that may impact on value in the future, it is always possible that the market price of the Unsecured Notes on ASX could fall to levels below their face value;

(h) you may consider that it is better for you to have Preference Shares rather than Unsecured Notes or that there is a superior alternative;

(i) the Scheme will increase the financial risk of VRL and, although VRL's forecasts indicate VRL should be able comfortably to fund repayment of the Unsecured Notes, forecasts are inherently uncertain. Implementation of the Scheme may reduce VRL's financial flexibility and increase its vulnerability to external and internal business shocks;

(j) holders of Unsecured Notes will be exposed to VRL credit risk and the value of the Unsecured Notes could fluctuate; and

(k) any amount owing in relation to Unsecured Notes (except interest overdue more than 30 business days) is subordinated to debts owing to VRL's secured, unsecured and other subordinated creditors.

You are also referred to the risk factors set out in **section 9** of this Scheme Booklet and in section 6 of the Independent Expert's Report.

5.7 Implications for VRL if Scheme implementation proceeds

If the Scheme is implemented, all Preference Shares on issue will be bought back by VRL and cancelled. VRL will repatriate divisional working capital to pay the initial payment of 25 cents cash per Preference Share as part of the Buy-Back Consideration and the balance of such consideration will be applied to the issue of the Unsecured Notes on the Issue Date.

Interest on the Unsecured Notes and the cash required to redeem the Unsecured Notes over the 3 years following the Issue Date will be funded from cash reserves, repatriation of divisional working capital, potential surplus asset sales and existing undrawn finance facilities.

Section 8.14 of this Scheme Booklet contains a pro forma Balance Sheet of VRL as at 30 June 2003 on the basis that the Scheme is implemented.

5.8 Implications for VRL if Scheme not implemented

If the Scheme is not implemented:

(a) Preference Shareholders will retain their Preference Shares;

(b) Preference Shareholders will not receive any Buy-Back Consideration;

(c) the Scheme steps outlined in **section 7.4** of this Scheme Booklet will not occur;

(d) Preference Shares will continue to be quoted on ASX;

(e) the possible advantages of the Scheme outlined in **section 5.5** of this Scheme Booklet may not otherwise be realised. However, the possible disadvantages of the Scheme outlined in **section 5.6** of this Scheme Booklet may likewise not materialise;

(f) transaction costs of approximately $1.3 million will still be incurred, together with expended management time and resources; and

(g) the Board will continue to monitor the capital needs of VRL and the dividend policy commensurate with those needs.

6. Voting

6.1 Directors' recommendations and voting

The Directors unanimously recommend that:

(a) Ordinary Shareholders (other than those who are also Preference Shareholders or associates of Preference Shareholders) vote in favour of the Buy-Back;

(b) Ordinary Shareholders vote in favour of the Constitution Modifications; and

(c) Preference Shareholders vote in favour of the Scheme.

The reasons the Directors have made the above recommendations include those set out in **sections 5.5** to **5.8** inclusive of this Scheme Booklet.

Each Director who is entitled to vote on the Buy-Back, Constitution Modifications and Scheme intends to vote in favour of those resolutions.

6.2 Entitlement to vote

Who may vote at the General Meeting?

Any person who is registered as an Ordinary Shareholder on the Register at the Voting Entitlement Time, but who is not at that time registered as a Preference Shareholder on the Register or an Associate of a person who is registered on the Register as a Preference Shareholder on the Register may vote on the special resolution to approve the Buy-Back.

VRL will disregard any votes cast at the General Meeting in relation to this special resolution by any person registered as a Preference Shareholder or by an Associate of a Preference Shareholder.

Any person who is registered as an Ordinary Shareholder on the Register at the Voting Entitlement Time may vote on the special resolution to approve the Constitution Modifications.

Ordinary Shareholders and Preference Shareholders may attend the General Meeting.

Who may vote at the Scheme Meeting?

Any person who is registered as a Preference Shareholder on the Register at the Voting Entitlement Time.

Only Preference Shareholders are entitled to attend and vote at the Scheme Meeting.

6.3 How to vote

If you are entitled to vote at the General Meeting or the Scheme Meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

The notices convening the General Meeting and the Scheme Meeting are contained in **Appendices E** and **F** respectively.

6.4 Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the relevant meeting.

Persons are asked to arrive at least 30 minutes prior to the time the relevant meeting is to commence, so that their shareholding may be checked against the relevant register and their attendance noted.

Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

6.5 Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the appropriate personalised proxy form or forms in accordance with the instructions on the forms prior to 7pm Melbourne time on 1 November 2003 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555,

Proxy forms for the meetings are enclosed with this Scheme Booklet.

Shareholders may appoint either 1 or 2 persons as their proxies to attend and vote on their behalf. However, if more than one proxy is appointed:

(d) neither appointment will be effective unless each proxy is appointed to represent a specified proportion of the Shareholder's voting rights; and

(e) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors.

The Chairman of each meeting intends to vote all undirected proxies in favour of the resolutions to be voted on at the meeting.

6.6 Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the relevant meeting.

7. Details of proposal

7.1 Scheme

Subject to the conditions to the Scheme set out in **Section 7.3** of this Scheme Booklet having been satisfied, VRL will, without the need for any further act, be taken by operation of the Scheme to have made a Buy-Back Offer at the Record Time to each person registered on the Register as holding Preference Shares at the Record Time.

To establish whether a person is registered on the Register as holding Preference Shares at the Record Time, dealings in Preference Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of Preference Shares before the Record Time; and

(b) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before 5pm Melbourne time on the last Business Day before the Record Date at the place where the Register is kept.

Effective immediately on VRL making a Buy-Back Offer to a Preference Shareholder, without the need for any further act, each Preference Shareholder will be taken by operation of the Scheme to have:

(a) accepted the Buy-Back Offer; and

(b) entered into a Buy-Back Agreement with VRL; and

(c) irrevocably appointed VRL as that Preference Shareholder's attorney with authority to execute a transfer of the Preference Shareholder's Preference Shares to VRL and to do any other thing including execute any other document necessary to give effect to the Scheme; and

(d) agreed to the application of part of the consideration payable under the Buy-Back Agreement towards the issue, and to the issue, to the Preference Shareholder of the Unsecured Notes to be issued to it and to be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes.

As soon as practical after a Buy-Back Agreement has been entered into between VRL and a Preference Shareholder, VRL must:

(a) execute a transfer to VRL of the Preference Shares bought back pursuant to that Buy-Back Agreement;

(b) register that transfer;

(c) provide the Buy-Back Consideration to the Preference Shareholder;

(d) apply the relevant parts of the Buy-Back Consideration in applying for Unsecured Notes on behalf of the Preference Shareholder;

(e) comply with the terms of the Unsecured Notes as set out in **section 11** of this Scheme Booklet and the Constitution; and

(f) use reasonable endeavours to procure quotation on the financial market conducted by ASX of all Unsecured Notes issued to the Preference Shareholder.

7.2 Buy-Back Consideration

In consideration for selling their Preference Shares into the Buy-Back, each Preference Shareholder will receive $1.25 cash for every Preference Share held (**Buy-Back Consideration**), with $1 of every $1.25 of the Buy-Back Consideration being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

The Directors have proposed the Buy-Back Consideration and initial face value of the Unsecured Notes on the basis of the matters disclosed in this Scheme Booklet.

7.3 Conditions

This Scheme is conditional on each of the following occurring:

(a) **Restraints:** there being no:

(i) temporary restraining order;

(ii) preliminary or permanent injunction;

(iii) other order issued by any court of competent jurisdiction; or

(iv) other legal restraint or prohibition,

preventing the Scheme taking effect;

(b) **Board recommendation:** the Board not changing or withdrawing its recommendations to Ordinary Shareholders and Preference Shareholders in **section 6.1** of this Scheme Booklet;

(c) **Buy-Back lodgment:** VRL lodging the Scheme Booklet with ASIC in accordance with sections 257D(3), 257E and 257F of the Act;

(d) **Shareholder Approvals:** the Shareholder Approvals being obtained on or before the Scheme Lodgment Date;

(e) **Court Order:** the Court Order being made on or before 31 December 2003; and

(f) **Scheme Lodgment Date:** the Scheme Lodgment Date occurring on or before 31 March 2004.

7.4 Implementation steps

(a) Court Order

If the:

(i) Buy-Back and the Constitution Modifications are approved at the General Meeting;

(ii) the Scheme is approved at the Scheme Meeting; and

(iii) all of the other conditions set out in **section 7.3** of this Scheme Booklet (except the conditions in **section 7.3(e)** and **(f)**) are satisfied.

VRL will apply to the Court for the Court Order.

It is expected that the Court will consider whether or not to make the Court Order at a hearing on or about 7 November 2003.

(b) Scheme Lodgment

If the Court Order is made VRL will lodge an office copy of the order with ASIC under section 411(10) of the Corporations Act (**Scheme Lodgment**).

The Scheme will become effective immediately on Scheme Lodgment occurring.

Scheme Lodgment is expected to occur on or about 10 November 2003.

The Scheme will lapse if Scheme Lodgment does not occur on or before 30 March 2004.

(c) End of trading and quotation of Preference Shares

Subject to the conditions in **section 7.3** of this Scheme Booklet having been satisfied, trading and quotation of the Preference Shares on the financial market conducted by ASX will end at the close of trading on the Scheme Lodgment Date.

(d) Buy-Back

Subject to the Conditions having been satisfied, the steps set out in **section 7.1** of this Scheme Booklet will occur commencing at the Record Time.

(e) Trading in the Unsecured Notes

It is expected:

(i) Preference Shareholders will be registered as Unsecured Note holders; and

(ii) holding statements in respect of the Unsecured Notes and cheques for cash component of the Buy-Back Consideration dispatched,

on 24 November 2003.

It would have been VRL's preference to have deferred settlement trading in the Unsecured Notes, but ASX has advised that this is not possible.

The effect is that there are 10 Trading Days between the date trading and quotation of the Preference Shares is expected to end (10 November 2003) and the date trading in Unsecured Notes is expected to commence (25 November 2003).

7.5 Outline of terms of Unsecured Notes

The terms of the Unsecured Notes to be issued under the Scheme under the Unsecured Notes Trust Deed and the Conditions are summarised below.

Issuer	VRL
Issue price	$1 per Unsecured Note
Issue Date	24 November 2003
Maturity Date	3 years after issue date, that is, 24 November 2006 assuming an Issue Date of 24 November 2003.
Principal outstanding	Initially, $1 per Unsecured Note. Reduced (repaid) by 33 cents cash on each of the first and second anniversaries of the issue date and repaid in full by a final cash payment of 34 cents on the third anniversary of the issue date.
Interest Rate	10% per annum payable semi-annually in arrears. The rate will increase to 15% per annum if a Conversion Event occurs (**Default Rate**).
Interest Payment Dates (assuming an issue date of 24 November 2003)	24 May and 24 November each year
Quotation	VRL will apply to ASX to have the Unsecured Notes quoted on ASX.
Subordination	The principal amount of and interest on the Unsecured Notes will be subordinated to VRL's secured, unsecured and other subordinated creditors other than in relation to debts disputed by VRL in good faith and will rank in priority to all of VRL's shares on a winding up. However, interest on the Unsecured Notes which is overdue more than 30 Business Days will rank equally with the unsecured creditors of VRL.
Conversion Events	Subject to force majeure or legal, administrative or technical problems, Unsecured Note holders may by notice convert all of their Unsecured Notes into Preference Shares, if a payment of interest is not made within 30 Business Days of becoming due or any principal repayment on the Unsecured Notes is not made when due. Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal. Interest stops accruing on a Noteholder's Unsecured Notes from the date of the conversion notice.
Conversion	Conversion occurs 20 Business Days after the Conversion Event. Each Unsecured Note converts into a number of Preference Shares calculated by dividing the sum of the amount outstanding and interest (including overdue interest) accrued on the Unsecured Note as at the conversion date by $1. All overdue interest is calculated at the default rate of 15% per annum. Fractions of shares will be disregarded.
Default interest	If a payment of interest is not made within 30 Business Days of being due or any principal repayment on the Unsecured Notes is not made when due: (a) an Unsecured Note holder may demand the overdue interest on the Unsecured Note be paid immediately; and (b) the interest rate will increase to the Default Rate as long as any Unsecured Notes are outstanding. Overdue interest will be compounded every 6 months. Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal.
Repayment of principal outstanding	Unsecured Note holders will have the right to seek repayment of the principal outstanding of their outstanding Unsecured Notes if an event of default occurs. Such events include where: (a) VRL is wound up; (b) without the approval of a special resolution of Unsecured Note holders, an amalgamation or reconstruction of VRL occurs which materially adversely affects the rights of the Unsecured Note holders under the Unsecured Notes Trust Deed or the Conditions to be paid any moneys or convert any Unsecured Notes; (c) without the approval of a special resolution of Unsecured Note holders, VRL changes the rights attaching to Preference Shares

	(other than the Constitution Modifications); or (d) certain changes of control of VRL occur which are not agreed to by special resolution of Unsecured Note holders.
Other	VRL must not pay a dividend or make a return of capital or any other distribution to shareholders while any interest payment or principal repayment on the Unsecured Notes is overdue. The Unsecured Notes carry no participation rights in VRL. The Unsecured Notes carry no rights to vote at VRL's general meetings.

Please refer to **section 11** of this Scheme Booklet for more detail on the terms of the Unsecured Notes and the rights and liabilities attaching to them.

7.6 Sources of finance for cash consideration

The payment of the Buy-Back Consideration will require VRL to pay Preference Shareholders 25 cents cash for every Preference Share held.

The total cash payment by VRL for all Preference Shares will be approximately $62.6 million.

This total amount will be funded out of the repatriation of divisional working capital and cash reserves of VRL. Specifically, VRL intends to fund the cash component (being the 25 cents per Preference Share) of the above Buy-Back Consideration which is to be paid directly to each Preference Shareholder, after application of the component to acquire the Unsecured Note, using cash obtained from within the VRL corporate group (and in particular through the repatriation of divisional working capital). The funds available to VRL from this source are sufficient to fund this component of the Buy-Back Consideration together with all transaction costs (including fees, expenses and duties relating to the buy-back of the Preference Shares).

The terms of the Unsecured Note require that 33 cents will be repaid in cash on the first 2 anniversaries of the Issue Date of the Unsecured Note with the balance of 34 cents to be repaid in cash on the third anniversary of the Issue Date. In addition, each Unsecured Note attracts interest at the rate of 10% per annum (increased to 15% per annum in certain circumstances), payable semi-annually in arrears on the outstanding face value. The principal and interest payments for each Unsecured Note will be funded from cash reserves, repatriation of divisional working capital, potential sale of surplus assets and/or access to VRL's existing undrawn finance facilities.

7.7 Listing Rules

ASX has confirmed to VRL that:

(a) ASX does not consider the Unsecured Notes to be 'equity securities' for the purposes of the Listing Rules; and

(b) as a result VRL is not required to obtain approval for the issue of the Unsecured Notes under Listing Rule 7.1.

7.8 Changes to the Constitution

When VRL adopted its Constitution on 21 June 1996, Article 2.4(a)(i) conferred voting rights on holders of preference shares in accordance with the requirements of the Listing Rules in force at that time.

The Listing Rules have subsequently been amended and now have the effect that once all of the Preference Shares have been bought back under the Scheme, new preference shares issued by VRL on conversion of Unsecured Notes (see **section 11.3** of this Scheme Booklet) must confer certain additional voting rights on their holders which, under the Listing Rules, do not currently apply to the Preference Shares.

Accordingly, to ensure that any new Preference Shares that might be issued on conversion of Unsecured Notes will confer on their holders all of the voting rights required under the Listing Rules for a fresh issue of Preference Shares as contemplated by the Scheme, Ordinary Shareholders will be asked to approve by special resolution at the General Meeting that the Constitution be modified by:

(a) deleting the words 'more than 6 months' where they appear in Article 2.4(a)(i)(B);

(b) in Article 2.4(a)(i)(E), adding the words 'whole of the' before the word 'Company's' and the words 'property, business and' before the word 'undertaking'; and

(c) adding the following new Articles 2.3(a)(i)(F) and (G) after Article 2.3(a)(i)(E):

'(F) during the winding up of the Company; and

(G) on a resolution to approve the terms of a buy-back agreement'.

The effect of the modifications will be as follows:

(a) Article 2.4(a)(j)(B) currently has the effect that the holder of a Preference Share is entitled to vote during a period during which a dividend on the share authorised by the Directors for payment and declared following a Directors' recommendation is more than 6 months in arrears. The modification to Article 2.4(a)(j)(B) will have the effect that the holder of a new Preference Share issued on conversion of Unsecured Notes will be entitled to vote during the period commencing immediately (rather than 6 months) after a dividend authorised by the Directors for payment and declared following a Directors' recommendation is in arrears.

Note that no dividend is payable on Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part;

(b) Article 2.4(a)(i)(E) currently has the effect that the holder of a Preference Share is entitled to vote on a proposal for the sale of the Company's undertaking. The modification to this Article will have the effect of clarifying that the holder of a new Preference Share will be entitled to vote on a proposal for the sale of the whole of the Company's property, business and undertaking;

(c) Article 2.3(a)(i)(D) currently has the effect that the holder of a Preference Share is entitled to vote on a proposal to wind up the Company. The addition of new Article 2.3(a)(1)(F) will have the effect that holders of new Preference Shares issued on conversion of Unsecured Notes will be entitled to vote at all times during the winding up of the Company and not just on the resolution to wind up the Company; and

(d) the addition of new Article 2.3(a)(1)(G) will have the effect that holders of new Preference Shares issued on conversion of Unsecured Notes will be entitled to vote on a resolution to approve the terms of a buy-back agreement.

Unsecured Notes do not confer an automatic right to convert into new Preference Shares. Conversion is possible at the option of the relevant Noteholder if and only if a Conversion Event has occurred.

8. Overview of VRL

8.1 Background

VRL is an Australian public company with both Ordinary Shares and Preference Shares quoted on ASX. The Company was listed on ASX in 1986 as De Laurentiis Entertainment Limited and changed its name to Village Roadshow Limited in September 1988.

Since listing, VRL has developed into a global company that owns and operates a portfolio of complementary media and entertainment businesses. VRL, through its various divisions and subsidiaries, has operations in Australia, New Zealand, Fiji, Mauritius, United States of America, British Virgin Islands, Singapore, Malaysia, Taiwan, Hong Kong, United Kingdom, Guernsey, Germany, Netherlands, Greece, Italy, Luxembourg, Hungary, Czech Republic, Austria and Argentina.

Based on VRL's closing share prices of:

(a) $1.40 (Ordinary Shares); and

(b) $1.08 (Preference Shares),

on 23 September 2003, VRL had a market capitalisation of $599 million.

8.2 VRL group structure

VRL's operations are diversified and encompass radio, cinema exhibition, theme parks, film distribution and film production.


Village Roadshow Limited
Radio
Cinema exhibition
Theme parks
Film distribution
Film production

8.3 Business overview

VRL is a vertically integrated entertainment company with operations in radio, exhibition, theme parks, distribution and production.

VRL opened its first cinema in 1954 and steadily grew its cinema exhibition business in Australia. In 1968, the Company started in theatrical distribution by establishing Roadshow and in the mid 1980s added home video distribution. Since that time, VRL has expanded its exhibition business across Australia and internationally, and has added film production, radio and theme parks to its mix of businesses. The Kirby family and Graham Burke control approximately 50% of VRL's Ordinary Shares.

VRL is:

(a) Australia's leader in radio, with currently about 42.2% market share of the key 'Under 40' demographic across all mainland capital cities;

(b) one of the biggest international cinema exhibitors, with 1,143 screens in 11 countries;

(c) the market leader in theme parks in Australia since 1991, with three major parks;

(d) a market leader in Australian and New Zealand film distribution; and

(e) a significant international producer of Hollywood films.

8.4 Strategic partner

VRL has been in partnership with AOL Time Warner (**Warner Bros.**) in several parts of the world for over thirty years. The relationship began in 1971 when VRL commenced distribution of Warner Bros.' theatrical product in Australia and New Zealand. Today, strategic partnerships with Warner Bros. include: the film co-production program and the corresponding distribution arrangement; all theatrical film distribution in Australia and New Zealand; cinemas in Italy and Taiwan; the Movie Network pay television channels in Australia and interests in theme parks in Australia.

8.5 Business segments

VRL's diversification in radio, exhibition, theme parks, distribution and production provides substantial operating synergies. VRL is adept at exploiting cross-promotion and marketing opportunities available between the group's different divisions. VRL's divisions are described in greater detail immediately below.

8.6 Radio division

VRL's radio division, Austereo, is the market leader in Australia with the country's consistently successful networks, Today and Triple M. Austereo owns the number 1 ranked FM station in all of its five major markets. Outside Australia, the division operates stations in Greece, Malaysia, the United Kingdom and India. In March 2001, VRL established Austereo as a stand-alone publicly listed company through the spin-off of a 42.5% stake, retaining 57.5% ownership of the division. Currently VRL's ownership of Austereo is 59.7%.

Austereo's radio management team is responsible for its strong historical profitability. They have successfully acquired licenses and built and developed stations to form two pre-eminent national networks. Their strategy has been based on acquiring licences and creating formats and sales strategies to maximise revenue share and return on investment. In Australia Austereo is the ratings leader and has successful programming tailored to each market. The division has continued to achieve both strong revenue and audience shares in the face of a tight advertising market and increased competition from new commercial radio broadcasting licences.

8.7 Cinema exhibition division

VRL operates one of the most modern theatre circuits in some of the world's best locations. VRL is a leader in cinema design, incorporating stadium seating, digital surround sound and advanced projection technologies into all of its complexes.

Approximately 74m million customers were entertained in the year ending 30 June 2003 on VRL's network of 1,125 screens at 131 locations in ten countries spanning four continents from continuing operations. The current operating countries are Australia, New Zealand, Fiji, Singapore, Taiwan, UK, Greece, Italy, Czech Republic, Austria (discontinuing as VRL is actively seeking to exit this country) and Argentina. In Taiwan and Italy, VRL operates in partnership with Warner Bros. When choosing territories to establish theatres, VRL focuses on low multiplex penetration, potential to grow, high attendance per capita, low country risk, strong profit potential and the availability of a strong local management team.

In May 2003 VRL, together with its partner Warner Bros., sold the jointly owned theatres in the UK. VRL continues to hold six wholly owned sites in the UK. Total world wide screen numbers (including 18 in Austria) decreased to 1,143 following the sale.

Exhibition has been enjoying a period of revenue growth generated from the release of strong box office hits such as the *Harry Potter*, and *Lord of the Rings* franchises. Strong product is expected to continue into the 2004 financial year with two *Matrix* sequels (*The Matrix Reloaded* was released in May 2003 and *The Matrix Revolutions* is scheduled for release in November 2003) and the next *Lord of the Rings* release.

Growth in profitability for the division has slowed in the last quarter of the financial year ended 30 June 2003 due, in part, to the SARS virus in Asia affecting admission levels especially in Taiwan and Singapore. This is not expected to have a material effect on profitability of the exhibition division in the longer term.

8.8 Theme parks division

Through its joint venture (50%/50%) with Warner Bros., VRL owns and operates Australia's most popular theme parks, namely Warner Bros. Movie World, Sea World, and Wet'n'Wild Water World. These world class theme parks entertain over three million visitors per year.

Warner Bros. Movie World's key attractions include the Lethal Weapon Ride, the Wild West Adventure Ride, Batman 2 The Ride and Scooby-Doo Spooky Coaster. Polar Bear Shores, Dolphin Cove, Quest for the Golden Seal and the Bermuda Triangle Ride are just four of the many attractions to enjoy at Sea World with the new Shark Bay attraction opening at Christmas 2003.

Wet'n'Wild Water World caters predominantly to local and domestic tourists. It is rated in the top ten water parks in the world.

Warner Roadshow Movie World Studios features eight sound stages and is the largest studio facility in the Southern Hemisphere. In addition to soundstages and onsite production support, the studio also

encompasses post production and administration facilities. Typical productions include feature films and television series. Feature films produced at the studios include *Scooby Doo, Ghost Ship, The Great Raid* and *Peter Pan.*

8.9 Film distribution division

Roadshow Films encompasses VRL's distribution activities in Australia and New Zealand across all filmed entertainment windows, including theatrical, free-to-air and pay-TV, and rental and sell-through home video. Roadshow also distributes recorded music. In 1971, VRL became responsible for the theatrical distribution of all Warner Bros. films in Australia and New Zealand, and has entered into a joint venture with Warner Bros. to distribute its product theatrically in Greece.

Roadshow also distributes product (both exclusively and non-exclusively) for a number of other producers. Roadshow handles on average 50 films annually, and generally seeks to acquire the rights for all release windows. Roadshow consistently maintains a market on average of 30% of the total Australian box office irrespective of the source of supply.

Roadshow is also the largest independent supplier of product to the free-to-air and pay TV broadcasters in Australia and New Zealand. In the video distribution market in Australia, the Roadshow group has a market share of on average 21%.

8.10 Film production division

Village Roadshow Pictures (**VRP**), the film production division of VRL, develops, produces, finances and acquires feature length commercial motion pictures for exhibition in international theatrical markets and for subsequent worldwide release in all international media, including home video and pay and free television. VRP's strategy is to develop, produce and distribute high quality, theatrical motion pictures that have worldwide commercial appeal and that deliver superior financial returns. VRP's motion pictures are developed and co-produced through strategic relationships with major US motion picture studios, predominantly with Warner Bros., and typically feature major motion picture talent who appeal to worldwide motion picture audiences.

While VRL began producing Australian films in the 1970s, the co-production agreement between VRP and Warner Bros, which began in 1998, has expanded VRL's film production activities into larger budget, traditional Hollywood films for the global marketplace. The program has been successful to date, with the 32 films released to date grossing a combined global box office of over A$6 billion. Whilst the majority of the films have been produced in partnership with Warner Bros., VRP has also co-produced four films with Sony Pictures Entertainment, Paramount and Fox/New Regency.

In February 2003, VRL moved to 100% ownership of Village Roadshow Films (BVI) Limited (from 19.9% previously) and increased the revolving finance facility available to it to US$900m. This provides funding for the acquisition and distribution of films in 'Foreign' markets (i.e. countries outside the US and Canada).

The facility has a revolving period of approximately three years to February 2006 with debt amortisation scheduled on a quarterly basis to January 2011.

8.11 Summarised historical financial information

A summary of the financial statements for VRL for the years ended 30 June 2002 ("Previous corresponding period" or "As shown in last annual report") and 30 June 2003 ("Current period") is set out below.

Condensed consolidated statement of financial performance	Current period $A'000	Previous corresponding period $A'000
Continuing operations		
Revenues from ordinary activities	1,610,369	787,253
Expenses from ordinary activities	(1,621,443)	(664,832)
Borrowing costs	(46,533)	(25,447)
Share of net profits (losses) of associates and joint venture entities	34,273	(6,095)
Profit (loss) from ordinary activities before tax	**(23,334)**	**90,879**
Income tax on ordinary activities	53,331	29,746
Profit (loss) from ordinary activities after tax	(76,665)	**61,133**
Profit (loss) from extraordinary items after tax	-	-
Net Profit (loss)	(76,665)	61,133
Net Profit (loss) attributable to outside +equity interests	17,227	24,018
Net Profit (loss) for the period attributable to members - continuing operations	**(93,892)**	**37,115**
Discontinuing operations		
Profit (loss) from ordinary activities before tax	**61,777**	**14,432**
Income tax on ordinary activities	(3,422)	225
Profit (loss) from ordinary activities after tax	65,199	14,207
Profit (loss) from extraordinary items after tax	-	-
Net Profit (loss)	65,199	14,207
Net Profit (loss) attributable to outside equity interests	(2,677)	221
Net Profit (loss)for the period attributable to members – discontinuing operations	**67,876**	**13,986**
Net profit (loss) for the period attributable to members	**(26,016)**	**51,101**

Profit (loss) from ordinary activities attributable to members – continuing operations	Current period $A'000	Previous corresponding period $A'000
Profit (loss) from ordinary activities after tax	(76,665)	61,133
Less (plus) outside equity interests	17,227	24,018
Profit (loss) from ordinary activities after tax, attributable to members – continuing operations	**(93,892)**	**37,115**

Reconciliation of profit from continuing operations excluding specific/significant Items	Current period $A'000	Previous corresp. Period $A'000
Net Profit (loss) for the period attributable to members - continuing operations	(93,892)	37,115
Less: Specific/significant Items after tax	(154,942)	(18,195)
Net Profit (loss) excluding specific/significant items for the period attributable to members - continuing operations	**61,050**	**55,310**

Consolidated statement of financial position

	At end of current period $A'000	As shown in last annual report $A'000
Current assets		
Cash	177,730	265,661
Receivables	298,298	217,643
Film Library (net)	472,772	-
Inventories	2,835	2,773
Current tax assets	377	2,271
Other (includes production work in progress)	21,018	29,032
Total current assets	**973,030**	**517,380**
Non-current assets		
Receivables (refer note 1 below)	205,665	342,125
Investments (equity accounted)	116,492	332,333
Other financial assets	7,643	15,710
Other property, plant and equipment (net)	280,758	448,791
Intangibles (net)	77,301	50,557
Deferred tax assets	25,644	9,104
Radio Licences (net) (refer note 2 below)	464,658	465,032
Film Library (net)	640,129	-
Security deposits	110,878	3,525
Other	2,453	6,800
Total non-current assets	**1,931,621**	**1,673,977**
Total assets	**2,904,651**	**2,191,357**
Current liabilities		
Payables	307,982	377,229
Interest bearing liabilities	514,786	17,880
Current tax liabilities	9,927	6,977
Provisions (excluding tax liabilities)	23,406	44,922
Other (includes unearned income – partially offset by other current assets relating to film production)	6,430	10,139
Total current liabilities	**862,531**	**457,147**
Non-current liabilities		
Payables	62,480	77,424
Interest bearing liabilities - excl. convertible notes	727,594	267,937
- convertible notes	25,598	25,643
Deferred tax liabilities	125,403	76,973
Provisions (excluding tax liabilities)	15,435	9,188
Other (includes unearned income)	7,617	75,436
Total non-current liabilities	**964,127**	**532,601**
Total liabilities	**1,826,658**	**989,748**
Net assets	**1,077,993**	**1,201,609**
Equity		
Parent entity interest:		
Capital/contributed equity- excl. convertible notes	925,221	932,004
- convertible notes	14,866	14,866
Reserves	(88,133)	(14,914)
Retained profits (accumulated losses)	105,353	126,952
Equity attributable to members of the parent entity	**957,307**	**1,058,908**
Outside equity interests in controlled entities	120,686	142,701
Total equity	**1,077,993**	**1,201,609**

Notes to the Consolidated Statement of Financial Position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$25 million, based on the 30 June 2003 exchange rate. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

Note 2. As at 30 June 2003, Austereo Group Limited reflect the value of Radio Licences at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.7 million. Both the $926.7 million and $464.7 million amounts referred to above represent 100% of the Radio Licences.

Consolidated statement of cash flows	Current period $A'000	Previous corresponding period $A'000
Cash flows related to operating activities		
Receipts from customers	1,197,372	853,366
Payments to suppliers and employees (note 2)	(1,256,860)	(648,011)
Dividends and distributions received from associates	37,897	11,974
Other dividends received	-	-
Interest and other items of similar nature received	15,474	24,289
Interest and other costs of finance paid	(47,241)	(26,002)
Income taxes paid	(14,506)	(26,832)
Other (partnership profits, exchange profits)	2,617	686
Net operating cash flows (refer notes 1 and 2 below)	**(65,247)**	**189,470**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(52,745)	(91,316)
Proceeds from sale of property, plant and equipment	134,337	11,540
Payment for purchases of equity investments	(53,898)	(48,573)
Proceeds from sale of equity investments	298,207	20,426
Loans to other entities	(582,119)	(151,707)
Loans repaid by other entities	177,318	113,946
Other	(106)	(3,673)
Net investing cash flows	**(79,006)**	**(149,357)**
Cash flows related to financing activities		
Proceeds from issues of +securities (shares, options, etc.)	-	19,779
Proceeds from borrowings	498,535	93,612
Repayment of borrowings	(387,315)	(127,672)
Dividends paid	(39,498)	(53,747)
Other (incl. payments for buyback of shares)	(15,400)	(9,718)
Net financing cash flows	**56,322**	**(77,746)**
Net increase (decrease) in cash held	**(87,931)**	**(37,633)**
Cash at beginning of period	265,661	303,294
Exchange rate adjustments.	-	-
Cash at end of period	**177,730**	**265,661**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period from 11 February 2003 to 30 June 2003, $257.5 million was expended on copyright assets.

Appendix D contains a copy of the audited financial statements of VRL for the year ending 30 June 2003 (**2003 Accounts**).

The audited financial statements of VRL for the year ended 30 June 2003 were lodged with ASIC on 15 September 2003.

To the knowledge of the Directors, other than as set out in the 2003 Accounts or elsewhere in this Scheme Booklet, there has been no material change to the financial position of VRL since 30 June 2002, being the date of the balance sheet laid before VRL's 2002 Annual General Meeting on 19 November 2002.

VRL recorded an overall loss for the 2003 financial year of $26.0 million. This loss is attributable to the write down in recoverable value of international cinema assets and the expensing of finance restructure costs relating to the film production division, VRP, which were partly offset by a profit on sale of Korea.

Excluding specific items and discontinuing businesses, operating profit after tax was $61.1 million for the year ended 30 June 2003 represents an increase of 10.4% over the prior year of $55.3 million.

During the 2003 financial year, the foreign currency exchange reserve was negatively impacted by $73.2 million mainly due to movement in the USD and GBP exchange rates. Impact of the movement in the USD is largely as a result of consolidation of Village Roadshow Films (BVI) Limited since February 2003. The negative foreign currency exchange movement attributable to the USD was $41.1 million.

There were a number of restructuring initiatives undertaken during the 2003 financial year, including:

- completion of the finance restructuring for VRP and a move to 100% ownership of Village Roadshow Films (BVI) Limited;
- the sale of the 50% owned Warner Village Cinema circuit in the UK;
- the sale of VRL's interest in the Korean cinema operations at a profit of $84 million; and
- increasing the Company's interest in the Australian multiplex circuit from 33% to 50%.

OPERATIONAL PERFORMANCE

Film Exhibition

Operating revenue for the Film Exhibition business increased by 1.4% to $412.9 million in the year ended 30 June 2003. Profit before tax of $12.0 million was an increase of 10.5% over the previous year.

The division enjoyed a year with a strong and consistent flow of film product including Lord of the Rings – The Two Towers, Harry Potter and The Chamber of Secrets, The Matrix Reloaded, , My Big Fat Greek Wedding, Austin Powers in Goldmember, Bend it Like Beckham, Chicago and Two Weeks Notice.

However the strong product was balanced by the loss of some screen advertising revenue in Australia and Singapore as a result of the collapse of screen advertiser, Val Morgan, SARS in the Asian territories, the floods in the Czech Republic and the sale of the UK joint venture circuit in May 2003.

On a like for like basis, for those sites open for the full year, the increase in admissions was 2%.

Reported EBITDA of $61.4 million was 5.0% lower than the previous corresponding period. The Company's share of underlying EBITDA for continuing operations was slightly higher than the corresponding prior period.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] - A$'000

	Year Ended 30 June 2003			Year Ended 30 June 2002		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	Village Share	Gross Box Office	100%	Village Share
Australia	307,127	72,959	27,144	298,774	74,712	27,672
Asia / New Zealand	154,909	24,937	10,041	132,797	23,051	6,920
Europe	404,027	86,930	45,252	392,512	92,526	44,271
South America	13,488	4,681	2,575	20,977	7,778	4,278
Total	879,551	189,507	85,012	845,060	198,067	83,141

Note 1: Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed up basis, ie ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships / associates whose contribution to reported EBITDA is Village Roadshow's share of their post tax profits.

The new sites in Italy, Czech Republic and Taiwan opened to disappointing results while the new site in New Zealand has performed well. Total underlying capital expenditure (excluding the acquisition of additional equity in the Australian Multiplex joint venture) for the period was $44.3 million compared with $91.6 million in the previous corresponding period.

LIST OF SITES & SCREENS - EXHIBITION DIVISION (EXCLUDING SOLD TERRITORIES)

Territory	As at June 2002		Opened/(Closed)/ (Sold) During FY03		As at June 2003		To be Developed FY04	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	75	588	(4)	(15)	71	573	-	-
Argentina	6	69	-	-	6	69	-	-
Czech Republic	1	8	1	14	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	11	121	2	18	13	139	1	7
New Zealand	12	76	1	8	13	84	1	6
Singapore	8	58	-	-	8	58		
Taiwan	5	60	1	13	6	73	2	13
United Kingdom (1)	40	402	(34)	(349)	6	53		
TOTAL	**164**	**1,436**	**(33)**	**(311)**	**131**	**1,125**	**4**	**26**

(1) The reduction in sites and screens in the UK results from divestment by Village Roadshow and Warner Bros of the jointly owned UK circuit.

Not included in the above chart are 18 screens at 2 sites in Austria which has been treated as a discontinuing territory.

The restructuring of the division continued during the year with completed sales of the 50% interest in Korea and the 50% owned Warner Village cinema circuit in the UK, which achieved a combined profit on sale of A$78.6 million.

In addition, the company increased its ownership in the Australian multiplex joint venture during the year from 33% to 50% following the acquisition of Warner Bros.' stake by VRL and Amalgamated Holdings Limited.

Film Distribution

Film Distribution had an excellent result for the year ended 30 June 2003 with profit before tax and significant items increasing from $2.2 million to $9.3 million.

The theatrical division was driven primarily by particularly strong performances from *My Big Fat Greek Wedding, Lord of the Rings – The Two Towers, Austin Powers in Goldmember* and *Crackerjack.*

The entertainment division delivered a record breaking year. Crucial to this result was the successful release of the first *Lord of the Rings* VHS and DVD and the continued strong market position of Roadshow in the children's VHS and DVD market.

The result for television distribution was marginally lower than last year.

Film Production

Operating profit before tax and specific items for VRP decreased from $23.7 million for the 2002 financial year to $11.0 million for the year ended 30 June 2003.

The release of *The Matrix Reloaded* in May 2003 was a highlight of the year for the Film Production division. *The Matrix Reloaded*, which opened in May 2003, broke the all time box office record for an opening three day weekend in the US and to date worldwide has grossed over $US730 million, making it the 13th highest grossing movie.

The Company has previously advised the market that, due to timing, the results of this film would not be material to profitability for the 2003 financial year.

Other films released during the year were *Eight Legged Freaks, Pluto Nash, Ghost Ship, Analyze That, Two Weeks Notice* and *Dreamcatcher.* Films set for release or in production in the current financial year include *The Matrix Revolutions, Mystic River, Torque* and *Taking Lives.*

On February 12 2003, VRL announced the completion of a comprehensive finance restructuring for VRP. This involved an increase in the facility size from US$750 million to US$900 million and an increase in the Company's ownership of Village Roadshow Films (BVI) Limited to 100%. As a result of this restructuring, VRL has recorded a specific expense of $49.4 million for loan provisioning relating to the write off of the equity premium and financing set up costs of the facility.

The increased ownership means that the production division is now consolidated into VRL's results causing the substantial increase in revenues and expenses for the Company.

Any projection of future profit in respect of films released to date involves an estimate of income from all exploitation windows, which takes up to 10 years to be fully realised. Taking into account reduced producer and overhead fees booked to revenue due to the consolidation of Village Roadshow Films (BVI) Limited and film exploitation profits expected to be recognised in the next financial year, profit for the film production division for the next reporting period is expected to be similar to the 2003 financial year before specific items.

Radio

Austereo Group Limited achieved strong operational results during the year, maintaining its audience leadership and gross margins. Operating profit before tax and specific items for the radio division was down 9.5% on the previous corresponding period to $62.8 million, with reported EBITDA also down from $88.4 million last year to $83.1 million for the year ended 30 June 2003. The continuing impact of new competition and the advertising market downturn were the key factors contributing to the reduced earnings.

During the year, Austereo reinforced the strength of its brands by maintaining consistent audience leadership with an Austereo station holding either the number one all people or number one FM station position in each of its markets. In the final result of the financial year (ACNielsen Survey 4), Austereo boosted all under 40 demographics, including a rise from 42.9% to 46.2% in the 18 – 24 demographic and from 38.9% to 39.3% in the 25 – 39 demographic. In addition, strong management control resulted in a radio operations margin of 34% which is in line with the previous corresponding period and with leading international standards.

Offshore operations all performed strongly with the Malaysian radio joint venture achieving an audience of 8.4 million for calendar year 2002. Austereo's Athens radio station, Village 88, won the number one international station position. The UKRD joint venture has also increased revenues and audience listening times in a difficult market. Two new stations have been opened in India to which Austereo provides programming expertise.

Following a number of buy backs of Austereo Group Limited shares, in which it did not participate, Village Roadshow's shareholding in Austereo increased to 59.72%.

Theme Parks

Operating profit before tax for the Theme Parks division decreased by 16.7% million to $11.5 million for the year ended 30 June 2003. Reported EBITDA also reduced slightly from $22.9 million in the previous corresponding period to $20.8 million. Impacting the division's performance were the SARS crisis and the impact of terrorism, particularly the events in Bali in October 2002 and the Iraq war. These events combined to cause a significant decline in international visitors.

Sea World was the most significantly impacted with attendances down 10% on the previous corresponding period and net profit down 15% with no new attractions to balance the falling international visitor numbers. Sea World will be opening its new Shark Bay attraction in December 2003.

Wet'n'Wild Water World also experienced a slight decline in both attendances and profitability.

This trend was reversed at Warner Bros. Movie World where the opening of the new Scooby Doo Spooky Coaster ride in June 2002 and the Harry Potter and the Chamber of Secrets attraction in December 2002 resulted in admissions growth of 5% and an increased in profitability of 9.5%.

Warner Roadshow Movie World Studios also provided a significant boost to the Theme Park division's results, whilst Sea World Nara Resort Hotel experienced a relatively flat year.

8.12 VRL issued securities as at the date of this Scheme Booklet

The issued securities of VRL comprise:

(a) 234,903,107 Ordinary Shares;

(b) 250,215,147 Preference Shares; and

(c) 6,000,000 Options;

(d) 413,300 Convertible Debt Securities (**PRIDES**).

VRL is under no obligation to issue further Ordinary Shares or Preference Shares before the Scheme Meeting.

Further details of the Options are set out below.

Options	Exercise price	Exercise Period
2,000,000	$3.00	15 May 2004 to30 November 2007
2,000,000	$4.00	15 May 2005 to 30 November 2007
2,000,000	$5.00	15 May 2006 to 30 November 2007

8.13 Preference Shares held under the ESP

7,371,500 Preference Shares (**ESP Shares**) are held by 57 employees and former employees of the Group (**ESP Shareholders**) under the ESPs.

ESP Shares will participate in the Scheme.

The Buy Back Consideration in respect of all ESP Shares will be paid to the Nominee on behalf of each ESP Shareholder. As a result, for each ESP Share, the Nominee will:

(a) be paid the 25 cents cash; and

(b) be issued an Unsecured Note. The Nominee will sell the Unsecured Notes issued to it. The terms of appointment of the Nominee in respect of the ESP Shareholders are set out in the ESP Deed Poll.

The Nominee will apply:

(a) the 25 cents cash per ESP Share paid to it; and

(b) the cash proceeds of the sale of the Unsecured Notes, after deducting the costs and expenses of the sale and of their appointment and any Taxation,

towards repayment of the relevant ESP Shareholder's loan under the ESPs.

The Nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

ESP Shareholders will be taken to have authorised VRL and the Nominee as their attorney with authority to sell the Unsecured Notes issued to the Nominee, deliver clear title to the Unsecured Notes to a transferee of the Unsecured Notes and do any other thing including execute any other document necessary to give effect to the above.

The loans in connection with the relevant ESP Shares are in all cases greater than the Buy-Back Consideration.

In each case, the aggregate consideration payable for the ESP Shares bought back will be insufficient to repay the loans in respect of the ESP Shares.

Under the terms of the ESP, VRL's recourse in respect of loans granted under the ESP is limited to the Preference Shares the loans were used to purchase.

Accordingly, a loss equal to the remaining balance of each loan following application of the amounts referred to above in repayment of the loan will be realised.

The loss on these loans will be approximately $6,716,623 in aggregate and approximately 91 cents per ESP Share.

8.14 Pro-forma financial information

This section outlines the pro-forma financial position of VRL as though the Buy-Back had occurred as at 30 June 2003 and is based on the audited Historical Statement of Financial Position of VRL as at 30 June 2003 as extracted from the unaudited accounts of VRL lodged with ASX on 9 September 2003.

Condensed consolidated statement of financial position	At end of current period $'000	Adjustments for transaction $'000	Proforma position assuming Buy-Back has occurred $'000
Current assets			
Cash	177,730	(53,340)	124,390
Receivables	298,298		298,298
Film Library	472,772		472,772
Inventories	2,835		2,835
Tax assets	377		377
Other (includes production work in progress)	21,018		21,018
Total current assets	**973,030**	**(53,340)**	**919,690**
Non-current assets			
Receivables (refer note 1 below)	205,665	(15,931)	189,734
Investments (equity accounted)	116,492		116,492
Other investments	7,643		7,643
Other property, plant and equipment (net)	280,758		280,758
Intangibles (net)	77,301		77,301
Tax assets	25,644		25,644
Radio Licences (net) (refer note 2 below)	464,658		464,658
Film Library	640,129		640,129
Other (includes security deposits & prepayments)	113,331		113,331
Total non-current assets	**1,931,621**	**(15,931)**	**1,915,690**
Total assets	**2,904,651**	**(69,271)**	**2,835,380**
Current liabilities			
Payables	307,982		307,982
Interest bearing liabilities	514,786	82,571	597,357
Tax liabilities	9,927		9,927
Provisions (excluding tax liabilities)	23,406		23,406
Other (includes unearned income – partially offset by other current assets relating to film production)	6,430		6,430
Total current liabilities	**862,531**	**82,571**	**945,102**
Non-current liabilities			
Payables	62,480		62,480
Interest bearing liabilities - excl. convertible notes	727,594	167,644	895,238
- convertible notes	25,598		25,598
Tax liabilities	125,403		125,403
Provisions (excluding tax liabilities)	15,435		15,435
Other (includes unearned income)	7,617		7,617
Total non-current liabilities	**964,127**	**167,644**	**1,131,771**
Total liabilities	**1,826,658**	**250,215**	**2,076,873**
Net assets	**1,077,993**	**(319,486)**	**758,507**
Equity			
Parent entity interest:			
Capital/contributed equity- excl. convertible notes	925,221	(312,769)	612,452
- convertible notes	14,866		14,866
Reserves	(88,133)		(88,133)
Retained profits (accumulated losses)	105,353	(6,717)	98,636
Equity attributable to members of the parent entity	**957,307**	**(319,486)**	**637,821**
Outside equity interests in controlled entities	120,686		120,686
Total equity	**1,077,993**	**(319,486)**	**758,507**

Assumptions

The Pro-forma Statement of Financial Position of VRL as at 30 June 2003 has been compiled on the basis of the following assumptions and as if transactions and events set out in these assumptions had occurred at 30 June 2003:

250,215,147 Preference Shares are bought back for consideration of $1.25 per share and the remaining balance of $6.7 million is written off to the Profit and Loss account.

$0.25 per share of the 250,215,147 Preference Shares on issue will be paid in cash.

$1 per share of the 250,215,147 Preference Shares on issue will be applied to Subordinated Notes, 33 cents per share will be payable within 12 months and the remaining 67 cents per share will be payable over the following two financial periods.

In respect of the 7,371,500 ESP Shares:

- $1,842,875 representing $0.25 for each of the ESP Shares; and
- $7,371,500 representing an amount of $1.00 for each Unsecured Note sold by the Nominee and referred to in **section 8.13** of this Scheme Booklet.

will be applied towards the repayment of all of the loans under the ESPs and a loss of approximately $6.72 million will be realised on such loans.

Accounting policies

The pro-forma financial position contained in this **section** has been prepared based on accounting policies consistently applied with those by VRL in its historical financial reports, unless indicated otherwise.

8.15 Directors

The Directors of VRL as at the date of this Scheme are set out below:

Robert G. Kirby

Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 52

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industries. Through the launch of Roadshow Home Video, Mr Kirby was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

John R. Kirby

Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 56

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the entertainment and media industry. Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. Mr Kirby was the original founding director of radio station 2DayFM. Director, Austereo Group Limited, Sea World Management Limited and is Chairman of Village Roadshow Corporation Limited.

Member Executive Committee

Graham W. Burke

Managing Director

Member of the Board since September 1988

Age 61

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding Director of radio station 2DayFM, and spent four years as the original Commissioner of the Australian Film Commission. Director Sea World Management Limited and is on the Board of Village Roadshow Corporation Limited.

Chairman Executive Committee

Member Remuneration Committee

Peter E. Foo

Finance Director, Executive Director

Member of the Board since February 1998

Age 48

Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

Peter M. Harvie

Executive Director

Member of the Board since June 2000

Age 64

Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M Network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia.

Member Executive Committee.

William J. Conn

Independent Non-Executive Director

Member of the Board since March 1992

Age 57

Spent 35 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and an MBA from Columbia University. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is a Director of the Australian National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

Peter D. Jonson

Independent Non-Executive Director

Member of the Board since January 2001

Age 57

Bachelor of Commerce and Master of Arts. PhD from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services and Chairman, ANZ Funds Management. Currently Chair Australian Institute for Commercialisation Limited and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D. Barry Reardon

Independent Non-Executive Director

Member of the Board since March 1999

Age 72

Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the Boards of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee

8.16 Intentions of the Directors regarding the future of VRL

The Directors intend that:

(a) the business of VRL will be continue to be conducted in the same manner as it has been conducted over the recent past;

(b) there will be no major changes made to the business;

(c) save as described in this Scheme Booklet, including the potential sale of surplus assets referred to in **section 7.6** of this Scheme Booklet, there will be no major redeployment of fixed assets of VRL; and

(d) the present employees of VRL will continue to be employed in the same manner as they have been employed over the recent past.

9. Risk factors

9.1 General risks applicable to VRL

VRL is currently exposed to various general risks outlined below. On completion of the Scheme, VRL will continue to be exposed to these risks.

(a) General economic risks

The financial performance of the business of VRL may be affected by changes in economic conditions in Australia and in other countries in which they operate. Such changes include:

(i) changes in inflation and interest rates;

(ii) changes in employment levels and labour costs which may affect the cost structures of the business;

(iii) changes in aggregate investment and economic output;

(iv) investor sentiment and local and international stock market conditions;

(v) changes in fiscal, monetary and regulatory policies; and

(vi) developments in technology, finance and property markets generally.

(b) Exchange rate risk and interest rate risk

VRL derives a significant portion of its cash flow from investments and assets held in countries outside of Australia, in particular the United States. In Australian dollar terms, this cash flow will be affected by changes in the exchange rates between the Australian dollar and the relevant foreign currencies.

To the extent that these rate movements are not hedged, they will affect the financial performance of VRL or the carrying value of items on its balance sheet. VRL has a hedging program in place to minimise exchange rate fluctuations whenever a non-Australian dollar cash flow item can be predicted with a degree of certainty.

Interest rates on finance facilities are hedged on a case by case basis utilizing both "swap" or fixed rate and "cap" arrangements.

(c) Accounting changes

The Australian Accounting Standards Board (**AASB**) announced that all entities reporting under the *Corporations Act* would be required to adopting International Financial Reporting Standards (**IFRS**) for financial years commencing on or after 1 January 2005. VRL will be required to report under IFRS for the year ending 30 June 2006 and comparatives for 30 June 2005 will need to be restated. As those reporting requirements are not yet mandatory, the audited annual report for 30 June 2003 and pro-forma Statement of Financial Position has been prepared under existing reporting requirements.

9.2 Risks relating to the VRL business

(a) Importance of relationship with business partners

VRL's film exhibition, production, distribution, and theme park operations in Australia, and its film exhibition operations in certain international markets, are currently significantly dependent upon its relationship with its partners.

For example, at 30 June 2003, in Australia 224 of the screens in New South Wales, Northern Territory, Queensland, South Australia and Western Australia in which VRL has an interest are operated by Greater Union.

VRL expects that such dependence will continue. VRL's most significant partners in Australia are Warner Bros. and Greater Union and internationally are Warner Bros. and Sky City Leisure. VRL also currently manages cinemas in Australia with smaller partners and expects to continue to do so.

Although VRL believes that its relations with its partners are generally good, if any of these relationships were to deteriorate, it could have a material adverse effect on VRL.

Moreover, the success of the various partnerships and joint ventures in which VRL has an interest is dependent upon the ability and desire of its partners to continue to perform their agreements, including funding and other performance obligations thereunder.

Accordingly, the inability or unwillingness of any of VRL's partners to perform their agreements with VRL could have a material adverse effect on VRL. Furthermore, should any of VRL's joint venture partners not wish to continue to fund future expansion, VRL may choose to increase its participation

in such businesses, partnerships or joint ventures, which may require additional capital expenditure by VRL.

In addition, the agreements governing the partnership and joint venture arrangements to which VRL is a party generally provide that a party can terminate these agreements under certain conditions. Generally, VRL seeks to limit these conditions to an unremedied material breach or insolvency of the other party.

Because of VRL's relationship with its joint venture partners, VRL from time to time makes and receives financial and other accommodations to and from those partners although not contractually required to do so. For example, should a partner not wish to proceed with a project at a particular time, VRL considers, depending on its relationship with that partner, temporarily advancing funds to that partner or proceeding with such project in its own right on a temporary basis.

In any such situation VRL would only undertake such arrangements if VRL were prepared to make the entire equity commitment for the particular project.

(b) Substantial capital expenditures: acquisitions and dispositions

Much of VRL's business, particularly the expansion of its exhibition business and its theme parks, is capital intensive. In order to remain competitive, VRL must continue to invest in improvements to its existing facilities.

In addition, VRL plans to continue to develop or acquire screens internationally and in Australia over the next few years. These developments, together with the ongoing maintenance and improvements of VRL's existing business, are anticipated to require future capital expenditure.

VRL's development program (excluding acquisitions) is expected to be funded mainly from internally generated funds. There can be no assurance that VRL will be able to open all of its planned new theatres or that, if opened, the financial performance of these theatres will be equivalent to the performance of VRL's existing theatres.

VRL has acquired, through the formation of joint ventures and otherwise, assets and businesses that management believes are complementary to VRL's existing business. VRL may from time to time acquire additional assets and businesses and dispose of certain assets and businesses.

Future acquisitions could be substantially larger than those previously completed. These could be in countries in which VRL does not have current operations or relevant operating experience. Although VRL believes that integration of acquired assets and businesses will result in long-term growth and profitability, there can be no assurance that VRL will be able to successfully negotiate, finance or integrate such assets or businesses or that any particular acquisition which is agreed to will be consummated. Furthermore, the integration of an acquired company or business may cause a diversion of management's time and resources.

There can be no assurance that a given acquisition, when consummated, will not materially adversely affect VRL.

In addition to pursuing acquisition opportunities, VRL from time to time considers opportunities to dispose of certain businesses or business segments, including the sale of exhibition assets and/or other businesses.

There can be no assurance that a given disposition, when consummated, will not materially adversely affect VRL.

(c) Dependence on management

VRL is significantly dependent upon the continued availability of its senior executives. The loss or unavailability of any one or more of these officers to VRL for an extended period of time could have a material adverse effect on VRL's business operations and prospects.

To the extent that the services of these officers are unavailable to VRL for any reason, VRL will be required to procure other personnel to manage and operate VRL and develop its businesses. There can be no assurance that VRL will be able to locate or employ such qualified personnel on acceptable terms. In addition, the film distribution agreements with Warner Bros. for Australia and New Zealand provide that if Graham Burke ceases to be Managing Director of VRL, Warner Bros. may terminate the agreement.

VRL maintains 'key man' life insurance in the amount of A$10 million on the lives of each of Robert Kirby (Chairman) , John Kirby (Deputy Chairman) and Graham Burke (Managing Director). Each of Robert Kirby, John Kirby and Graham Burke has a substantial equity interest in VRL.

(d) Film exhibition

Film acquisition and product availability: VRL's cinema exhibition operations are dependent both upon the availability of suitable films for exhibition in its theatres and the performance of such films in VRL's markets. Poor relationships with distributors, sustained poor performance of films or

sustained disruption in the production of films by the major studios and/or independent producers could have a material adverse effect on VRL's exhibition operations.

Competition: In most markets in which VRL operates the film exhibition industry is highly competitive, particularly with respect to attracting patrons and finding new theatre sites.

Although VRL attempts to maintain the quality of its existing theatres at a competitive level and develop theatres in geographic areas that it believes have the potential to generate sufficient current and future box office attendance and revenues, adverse economic or demographic developments, over which VRL has no control, could have a material adverse effect on box office and concession revenues and attendance at VRL's theatres.

VRL may also face competition from new entrants into the market.

Alternative delivery technology: Alternative film exhibition delivery systems have been developed for the exhibition of filmed entertainment, including cable and satellite pay-television, DVD and the internet. An expansion of such delivery systems could have a material adverse effect upon VRL's business.

VRL's exhibition operations are also subject to competition from other leisure activities competing for the public's time and disposable income.

Piracy: The last few years have seen a significant increase in film piracy around the world and some of the territories in which VRL operates have been affected by this piracy, most notably in Taiwan.

There is no guarantee that piracy will not continue to erode attendances at theatres owned by VRL.

Environmental factors: Some VRL territories have been impacted by environmental factors such as earthquakes in Taiwan and floods in Czech Republic. VRL cannot predict such environmental factors will not continue to impact these territories or occur elsewhere. VRL management believes it has adequate insurance coverage to protect itself as much as possible.

Economic factors: Argentina continues to operate in a difficult economic and political environment. VRL cannot guarantee the continuance of this situation will not have a material adverse impact on the Group. In addition, other territories may be subject to such issues in the future.

Terrorism: The threat of terrorism to areas in which the general public congregate has become more prevalent since the events of 11 September 2001. VRL cannot guarantee an act of terrorism will not occur and will not have a material adverse effect on the VRL Group.

(e) Radio

General: Radio broadcasting is a highly competitive business in Australia. Each of Austereo's radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media, within their respective markets. There are typically other well capitalised firms competing in the same geographic markets as Austereo.

There is no certainty of retaining a particular audience share in any market, as audience share is highly dependent on audience reaction to the programming format used and subject to changing consumer tastes, marketing campaigns and market trends that may vary from region to region.

Advertising: The financial success of each of Austereo's radio stations is dependent primarily upon its share of overall radio advertising market revenue, its promotion and other expenses incurred to obtain that revenue and the economic health of the media advertising and geographic market. Radio advertising revenues are, in turn, highly dependent upon audience share.

An adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the advertising revenues of Austereo's stations located in that market and on Austereo's operating results as a whole.

Competition: Austereo's radio operations are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers or launching an aggressive promotional campaign in support of an already existing competitive format.

If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, the cash flow of Austereo's affected station could decrease due to increased promotion and other expenses and/or lower ratings resulting in lower advertising revenue.

There can be no assurance that any one of Austereo's radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

In addition, Austereo may face competition from new delivery technologies, such as digital radio broadcasting, as well as increased competition from other media.

Additional licenses: The Australian Broadcasting Authority (**ABA**) is the regulatory authority which administers the allocation of commercial radio broadcasting licenses under the *Broadcasting Services Act* 1992 (Cth) in Australia (the **Act**).

Additional new licences are currently expected to be issued in Adelaide in October 2003, Sydney and Brisbane in April 2004 and Melbourne in August 2004. Currently, licensees are restricted to holding a maximum of two commercial radio licenses in each designated license area.

Austereo currently operates two commercial radio licenses in each of its key markets. Austereo has publicly called for a review of the two license limitation, and would consider taking up additional licenses in the event that the restriction is lifted.

However, there can be no assurance that Austereo would determine to take up any additional licenses, if available for allocation, or if it so determined, that it would be successful in being allocated such licenses. As a consequence, the granting of additional FM licenses by the ABA to competitors of Austereo could negatively impact Austereo's radio operations.

Expiration of licenses: The Act requires that licenses be renewed every five years. The ABA must renew the license unless it decides that there is a significant risk of an offence against the Act or regulations or a breach of licence conditions.

Dependence on key individuals: Austereo's radio operations are partially dependent upon the performance of certain key individuals, including its programming managers, advertising sales managers and on-air announcers who are well recognised and established in the markets in which Austereo's radio stations operate.

In particular, in certain key time slots, the programs of certain popular on-air announcers are networked to other stations of Austereo in a number of key markets. Austereo has entered into employment agreements, which contain limited non-compete provisions with certain of its programming managers, advertising sales managers and high-profile on-air announcers.

However, there can be no assurance that Austereo will be able to retain such employees, the loss of which could have a material adverse effect upon Austereo's radio operations, or that despite such agreements VRL will be able to prevent them from competing with Austereo in the event of their departure.

(f) Theme parks

The success of a theme park relies heavily on location, climate, theme, tourist numbers and expertise. In addition, the ongoing viability of a theme park depends on regular capital expenditure on the development of new, or the renovation of existing, facilities.

VRL's theme parks compete directly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and alternatives to vacation travel.

Accordingly, VRL's theme park business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Recent adverse terrorist and health developments in Asia have impacted VRL in terms of reduced attendance numbers from international visitors however, this impact has been partially offset by an increase in attendances from within Australia.

VRL believes that the impact of these developments in Asia has not had a material impact on the profitability of VRL as a whole. However, should the situation worsen, this could have a material impact on the profitability of the theme parks segment due to a downturn in tourism.

All of VRL's theme parks are located in Queensland, Australia and accordingly are dependent on factors affecting regional tourism and recreation, including availability of transportation to the area.

Because the great majority of the attractions at VRL's theme parks are outdoor activities, attendance at the parks and, accordingly, the contribution of VRL's theme park operations to VRL's results are significantly affected by the weather.

Additionally, Wet 'n' Wild Water World, one of VRL's parks, is primarily a water park which, by its nature, is more sensitive to adverse weather than are theme parks generally. Unfavourable weekend weather and unusual weather of any kind can adversely affect theme park attendance.

The success of the Sea World Nara Resort Hotel is also dependent on factors such as the type, quality and flexibility of facilities, the state of the Australian tourism industry both domestically and internationally, the exchange rate for Australian dollars (which, among other things, affects the level of foreign tourists), and the resort's local and international reputation.

Changes in the economic conditions and price sensitivity of patrons may result in significant discounting of theme park ticket prices, merchandising and room rates within Sea World Nara Resort Hotel, which could have a corresponding downward effect on margins.

(g) Film production

Unpredictability: Film production is highly speculative and inherently risky. Although VRL seeks to limit the financial risk of film production by various means, including incurring debt to finance production on a limited recourse basis and having access to VRL's distribution and exhibition channels, there can be no assurance of the economic success of any film since the revenues derived from the production and distribution of a film (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be accurately predicted.

The commercial success of a film also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

Therefore, there is a substantial risk that some or all of VRL's films will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realised.

VRL's production division's current strategy is based on the co-production and co-financing of films with a major US studio (currently principally Warner Bros.) Although, VRL expects that it will continue to be able to co-produce and co-finance films in this way (and in fact the Company has recently signed a new 40 picture co-production arrangement with Warner Bros.), there is no guarantee that Warner Bros. or any other US studio will wish to do so in the future.

Competition: Film production is a highly competitive business, with competition coming both from companies within the film industry and companies using other entertainment media. Many of these competitors have significantly greater financial and other resources than VRL.

The entertainment industry in general and the film industry in particular, are continuing to undergo significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative and competing forms of leisure time entertainment, including pay-television services and home entertainment equipment such as DVDs, video games and computers, although the theatrical success of a film remains a crucial factor in generating revenues in other media such as video cassettes, DVD and television.

Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length films.

Capital requirements: The production of feature films requires substantial capital. The costs of producing films have generally increased in recent years and may continue to increase in the future, thereby increasing the costs to VRL of feature films. VRL's general strategy is to reduce its financial risk on film production by various means, including the use of limited recourse loans.

There can be no assurance that these means of financing will continue to be available to VRL. VRL has established a US$900 million facility that is intended to be available on a revolving basis until February 2006 and which is currently required to be fully amortized by January 2011. Although VRL intends to seek an extension of this facility, this will be dependent on both overall film performance and market conditions at the relevant time.

VRL has limited its exposure to this film facility to US$170 million plus any unfunded P&A costs not recovered by VRP out of exploitation proceeds and previously recouped P&A and distribution fees to a maximum of US$35 million as well as any film exploitation profits received by VRP.

Litigation: A subsidiary of VRL, Village Roadshow Pictures (USA) Inc. ("VRP USA") had had a judgment issued against it for approximately US$32 million. VRP USA is appealing this judgment. VRL believes that, even if the appeal fails, there will be no material effect on VRL's position. VRL has been sued by the same plaintiffs. Liability is not admitted and VRL is defending the matter. VRL believes that the potential losses, if any, arising from this claim are not able to be reliably measured and are not likely to be material. VRL has also received a statement of claim from a company associated with a former executive, Mr Peter Ziegler. The claim is for more than A$148 million, the vast majority of which relates to a termination payment alleged to be owing. VRL believes the claim will fail. However, VRL can not give any assurance regarding the outcome of these, or any other, litigation in which it is involved.

Other factors: The success of VRL's film studios in Queensland is dependent on factors such as the type, quality and flexibility of facilities, the size and number of sound stages, the state of the film production industry both domestically and internationally, foreign exchange rates, the success of films previously produced at the particular US major studio and its local and international reputation.

There can be no assurance that any movies scheduled for release will be completed or that completion will occur in accordance with the anticipated schedule or budget, as the production, completion and distribution of films is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competitive films.

(h) Film distribution

Historically, a substantial amount of VRL's revenue from its distribution operations has been derived from the distribution of film rights acquired from others, and VRL's distribution business is dependent on its ability to continue to acquire rights to distribute commercially successful films.

Accordingly, the success of VRL's distribution operations will be affected by the product available to it from producers, including Warner Bros.

The film distribution business is reliant on the quality of the product available, the acquisition of film rights and distribution of films is a highly speculative business. Each film is an individual artistic work and its commercial success is primarily determined by audience reaction and reviews by film critics.

These factors are beyond the control of VRL and are unpredictable. Because expenditures on promotion and distribution must be committed before it is known whether a film will be a commercial success, the revenues derived from a film do not necessarily correlate to the costs incurred. There can be no assurance as to the economic success of any film. In addition, the ability to identify successful product, fluctuations in foreign exchange rates, a maturing market place for videos and the state of a sometimes volatile television industry are factors which might affect a distributor.

Piracy: The last few years have seen a significant increase in film piracy around the world, which has an impact on film distribution, and film production income as it can reduce revenues at the cinema level as well as video and DVD revenue. Video and DVD revenue has become a significant part of the exploitation rights of a film.

(i) International operations

To the extent that VRL develops operations in any country other than Australia, VRL will be subject to the attendant risks of doing business in those countries, including lack of experience with the local market, adverse fluctuations in currency exchange rates, foreign taxes, changes in foreign regulations, political turmoil and deterioration in international economic conditions.

9.3 Risk factors relating to Unsecured Notes

(a) Factors affecting trading prices

The trading prices of the Unsecured Notes on ASX will be directly affected by economic, financial and other external factors and market conditions.

(b) Absence of trading market for Unsecured Notes

There is no existing market for the Unsecured Notes. There can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of the Unsecured Notes to sell such securities, the price at which the holders of such securities would be able to sell such securities or whether a trading market, if it develops, will continue. See also **section 9.3(a)**, *Factors Affecting Trading Prices* above.

(c) Subordination of the Unsecured Notes

Other than in relation to the payment of interest, the Unsecured Notes are subordinated in the right to payment to the claims of all other creditors of VRL, other than those being disputed in good faith.

VRL's ability to make payments on the Unsecured Notes is also partially dependent upon the earnings and project distributions of its subsidiaries and non-consolidated entities in which it has an interest, the assets of which are subject to the prior claims of the secured and unsecured creditors of such subsidiaries and non-consolidated entities.

There are no restrictions on VRL or any of its subsidiaries or non-consolidated entities in respect of the incurrence of additional indebtedness, including indebtedness that ranks pari passu with or senior to the Unsecured Notes or to which the Unsecured Notes are structurally subordinated, and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the VRL's ability to service its debt, including the Unsecured Notes.

Refer to **section 11** of this Scheme Booklet for details of the Unsecured Notes, including the terms of subordination.

(d) Preference Shares issued on conversion of Unsecured Notes

Section 11.3 of this Scheme Booklet explains the circumstances under which Unsecured Notes can be converted into Preference Shares.

There are risks attached to holding Preference Shares. These include:

(i) only limited voting rights will attach to the Preference Shares;

(ii) no dividend will be payable on the Preference Shares unless and until it is declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part;

(iii) dividends will be non-cumulative;

(iv) VRL will make reasonable endeavours to apply to ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to ASX; and

(v) even if the application for quotation is made, no guarantee can be given that:

(A) the application will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth $500 or more); or

(B) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

9.4 Risks for non-Australian Preference Shareholders

The Scheme and Buy-Back may have adverse foreign law and taxation implications for Preference Shareholders who are not residents of Australia. Foreign Preference Shareholders who are not residents of Australia should seek their own advice on the implications of the legal and taxation implications of the Scheme and Buy-Back in their jurisdictions.

10. Taxation implications

10.1 Introduction

This **section** provides a broad summary of the Australian income tax, goods and services tax (GST) and stamp duty implications for Preference Shareholders as at the Record Time if the Scheme is approved and implemented.

Taxation is a complex area of law and the taxation implications for a Preference Shareholder may differ from those described in this summary, depending upon the particular circumstances of the Preference Shareholder. Accordingly, this summary should not be relied upon as a substitute for professional advice and all Preference Shareholders should ensure that they seek professional advice specific to their circumstances.

The summary in this **section 10** is restricted to the Australian income tax, goods and services tax and stamp duty implications pursuant to the *Income Tax Assessment Act 1936, Income Tax Assessment Act 1997, A New Tax System (Goods and Services Tax) Act 1999* (**GST Legislation**) and the relevant stamp duties legislation. It takes into account amendments to those pieces of legislation up to 31 July 2003.

10.2 General

On the basis that the Buy-Back Consideration will contain no dividend or deemed dividend component (refer to *Position of Preference Shareholders - Class Ruling* below), and because the Buy-Back Consideration will be debited to VRL's share capital account, Preference Shareholders who hold their Preference Shares as capital assets will apply Australian capital gains tax (CGT) principles in establishing the Australian taxation consequences of selling their shares back to VRL. The following summary distinguishes between Preference Shareholders who are:

(a) individual Australian resident shareholders or Australian Complying Superannuation Funds;

(b) Australian resident companies; and

(c) Shareholders resident outside Australia.

10.3 Position of Preference Shareholders - Class Ruling

The Australian Taxation Office (**ATO**) has been approached in relation to some of the issues addressed in this summary, including whether the Buy-Back Consideration under the Scheme could be deemed to include any assessable dividend component.

Based upon the details of the transaction supplied to the ATO between 13 August 2003 and 10 September 2003, the ATO has provided VRL with a draft Class Ruling that the Buy-Back Consideration will not include any assessable dividend component. Whilst the draft Class Ruling is technically subject to pending legislation announced on 27 September 2002, regarding the composition of share capital accounts, VRL has no reason to believe that the pending legislation will have any impact on the tax status of the Buy-Back Consideration. Unlike a final Class Ruling a draft Class Ruling cannot be relied upon. Draft rulings do not in any way bind the Commissioner and any final ruling may differ to the draft ruling.

At the time when this summary was prepared, a final Class Ruling to the above effect had not been issued by the ATO. VRL anticipates that the ATO will be in a position to issue a final Class Ruling before the Scheme Meeting and the General Meeting are held. When issued, the Class Ruling may be accessed via the Internet site http://law.ato.gov.au or by contacting VRL Information Line on 1300 302 106 (toll free in Australia) or +612 9240 7460 (outside Australia).

The following paragraphs include a general summary of the Australian taxation consequences of selling Preference Shares in the Buy-Back. It applies only to VRL Preference Shareholders who hold their Preference Shares as capital assets. It does not apply to Preference Shareholders who hold their Preference Shares as trading stock in the course of carrying on a business of trading in shares or who hold their Preference Shares for the purpose of sale at a profit.

10.4 Individual Australian Resident Shareholders & Australian Complying Superannuation Funds

The Buy-Back will constitute a disposal of the Preference Shares by you for CGT purposes. If you are an Australian resident individual or a complying superannuation fund that disposes of Preference Shares, any capital gain is included in the calculation of your taxable income. If a capital loss is realised, it can be offset against capital gains you realise in the same income year or in later income years.

Calculating a Capital Gain or Loss

A capital gain or loss is calculated as the difference between the capital proceeds received on the disposal of each Preference Share and the cost base of that Preference Share (or reduced cost base if there is a capital loss).

If you sell your shares in the Buy-Back, you will be taken to have received the Buy-Back Consideration of $1.25 as capital proceeds for the disposal of each Preference Share. You will generally have a cost base for each Preference Share equal to your acquisition cost of the Preference Share, plus any non-deductible incidental costs of acquisition and disposal of the Preference Share.

Discount Capital Gains or Indexation

If you have held your Preference Shares for at least 12 months at the Record Time, you will be eligible for the CGT discount on any capital gain you derive. The effect of the discount for an Australian resident individual shareholder is that you pay tax on only half of any capital gain you make (after deducting any capital losses). The effect of the discount for a complying superannuation fund is that you pay tax on only two-thirds of the capital gain you make (after deducting any capital losses).

Alternatively, if you acquired your Preference Shares prior to 11.45am (AEST) on 21 September 1999 and make a capital gain you could use the indexation method to determine your capital gain as an alternative to the CGT discount method. The cost base should be indexed only to 30 September 1999. Indexation cannot be used in the calculation of a capital loss. It will be available only if your unindexed cost base is less than $1.25 (i.e. the Buy-Back Consideration per Preference Share). The benefit of indexation is that it reduces the amount of your taxable capital gain.

Implications of holding Unsecured Notes

The gross amount of any interest paid or credited to you in each income year in respect of the Unsecured Notes should be included in your assessable income for the income year. If you have not provided your Tax File Number to VRL, VRL is required to withhold tax at the rate of 48.5% from the gross amount. The amount withheld may be claimed as a credit against income tax assessed on the gross interest.

Implications of disposing of Unsecured Notes

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of your Notes prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the disposed Notes. If you receive more than the Principal Outstanding, the excess will be fully assessable as income, and no CGT discount will be available because the Note is considered to be a traditional security. If you receive less than the Principal Outstanding, the shortfall will be correspondingly deductible against your assessable income.

Should the circumstances arise in which you are in a position to choose to convert your Unsecured Notes into New Preference Shares, it is recommended that you seek specific taxation advice before making the choice.

10.5 Australian Resident Companies

As described above, the Buy-Back constitutes a disposal by you of the Preference Shares for CGT purposes. This may give rise to a capital gain or capital loss.

Calculating a Capital Gain or Loss

A capital gain or loss is calculated as the difference between the capital proceeds received on the disposal of each Preference Share and the cost base of that Preference Share (or reduced cost base if there is a capital loss).

For the purposes of calculating whether a company has made a capital gain, it will be taken to have received $1.25 as capital proceeds for the disposal of each Preference Share. You will generally have a cost base for each Preference Share equal to the acquisition cost of the Preference Share, plus any non-deductible incidental costs of acquisition and disposal of the Preference Share. This cost base is able to be indexed for inflation up to 30 September 1999, but not for the purpose of calculating a capital loss. No discount of the capital gain amount is available to an Australian resident company (or an entity taxed as if it were a company) that disposes of a Preference Share.

Implications of holding Unsecured Notes

The gross amount of any interest paid or credited to you in each income year in respect of the Unsecured Notes should be included in your assessable income for that income year. If you have not provided your Tax File Number to VRL, VRL is required to withhold tax at the rate of 48.5% from the gross amount. The amount withheld may be claimed as a credit against income tax assessed on the gross interest.

Implications of disposing of Unsecured Notes

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of your Notes prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the disposed Notes. If you receive more than the Principal Outstanding, the excess will be fully assessable as income because the Note is considered to be a traditional security. If you receive less than the Principal Outstanding, the shortfall will correspondingly be deductible against your assessable income.

Should the circumstances arise in which you are in a position to choose to convert your Unsecured Notes into New Preference Shares, it is recommended that you seek specific taxation advice before making the choice.

10.6 Preference Shareholders Resident Outside Australia

If you are ***not*** an Australian resident, although the Buy-Back will constitute a disposal of your Preference Shares by you, you will not make a capital gain or capital loss for Australian CGT purposes unless you, together with your Associates, have held at least 10% of the value of all of the issued shares of VRL at any time during the five years up to the Record Date.

Foreign Preference Shareholders

If you are a Foreign Preference shareholder, it is proposed that your Unsecured Note entitlement will be issued to an Australian resident nominee and that the Nominee will promptly sell the Unsecured Notes on your behalf. As the Unsecured Notes are considered to be traditional securities, it is possible that the proceeds, to the extent, if any, that they exceed $1 per Note, will be included in your assessable income for Australian tax purposes. Correspondingly, any shortfall in the proceeds below $1 may be available as a deduction. If your country of residence has concluded a Double Taxation Agreement with Australia, you should seek advice as to the possible application of that Agreement.

Other Non-resident Preference Shareholders

If you are a non-resident of Australia but are not a Foreign Preference Shareholder, your entitlement to interest on the Unsecured Notes will be exempt from Australian withholding tax because the issue of the Unsecured Notes is considered to satisfy the public offer test set out in paragraph 128F(3)(b)(ii) of the *Income Tax Assessment Act 1936*.

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of them prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the Unsecured Notes. As the Unsecured Notes are considered to be traditional securities it is possible that any excess you receive over the Principal Outstanding will be included in your assessable income for Australian tax purposes. Correspondingly, any shortfall below the Principal Outstanding may be available as a deduction. If your country of residence has concluded a Double Taxation Agreement with Australia, you should seek advice as to the possible application of that Agreement.

10.7 Position of Ordinary Shareholders

As Ordinary Shareholders do not participate in the Scheme, there will be no tax implications for Ordinary Shareholders (unless Ordinary Shareholders also hold Preference Shares).

10.8 Goods & Services Tax

Under the GST Legislation, GST will not be payable on the transfer of the Preference Shares or the Unsecured Notes in the Buy-Back. The transfer of the Shares and Unsecured Notes will constitute a 'financial supply' which is an input-taxed supply for the purposes of the GST legislation.

10.9 Stamp Duty

Under Australian Stamp Duty legislation, no stamp duty will be payable on the transfer of Preference Shares in the Buy-Back as the Preference Shares are listed on the ASX.

11. Details of Unsecured Notes

11.1 Rights and liabilities attached to Unsecured Notes

Introduction

The contractual rights and liabilities attached to Unsecured Notes and other matters described in this **section 11**, are set out in:

(a) the Unsecured Notes Trust Deed; and

(b) the conditions of issue of those Unsecured Notes contained in Schedule 1 to the Unsecured Notes Trust Deed (**Conditions**).

No Unsecured Notes may be issued and the Unsecured Notes Trust Deed is of no effect unless and until a copy of the Court Order is lodged with ASIC.

All amounts payable under the Unsecured Notes Trust Deed or the Conditions are payable in Australian dollars.

Basic terms

Under the Conditions, VRL may issue Unsecured Notes fully paid to the value of $1 each through the application of part of the consideration (that is $1 of the $1.25 cash full consideration) payable to Preference Shareholders under the Scheme for agreeing to have each of their Preference Shares bought back and cancelled.

The term of the Unsecured Notes is 3 years. The Unsecured Notes mature on the third anniversary of their Issue Date. VRL will redeem any outstanding Unsecured Notes on maturity at a price equal to the principal then outstanding on the Unsecured Note (that is, 34 cents).

The principal outstanding on each Unsecured Note will initially be $1, but will reduce by 33 cents on each of the first and second anniversaries of the Issue Date. These principal amounts will be paid to Unsecured Note holders within 14 days of each such anniversary.

VRL must pay interest on the principal outstanding of each Unsecured Note at a rate of 10% per annum. Interest accrues daily on each Unsecured Note from its Issue Date until it is redeemed, purchased by VRL, or its holder issues a conversion notice, whichever is the earlier. Interest is due and payable in arrears on each six month and one year anniversary of the Issue Date and when the Unsecured Note is redeemed, purchased or converted.

If a payment of interest is overdue more than 30 Business Days or any principal due on the Unsecured Notes is not paid when due, the interest rate will increase to 15% for so long as any Unsecured Notes remain outstanding. On demand, VRL must pay an Unsecured Note holder any such overdue interest. Overdue interest will be compounded at intervals of 6 months, bearing interest at the default rate.

Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal, including in relation to any Conversion Event (refer **section 11.3** of this Scheme Booklet).

VRL will apply to quote the Unsecured Notes on ASX as provided under the Scheme.

11.2 Subordination

Unsecured Notes rank in priority to all shares (including Preference Shares) if VRL is wound up. While they remain outstanding, interest payable on Unsecured Notes will be paid in priority to share dividends and capital and, if overdue more than 30 Business Days, will rank equally with all unsubordinated unsecured liabilities of VRL.

The rights of the Unsecured Note holders (other than in relation to interest overdue more than 30 Business Days (**Unsubordinated Note Debt**)) are, however, subordinated to VRL's other creditors, including the PRIDES. If VRL is wound up, the Unsecured Notes will rank behind all amounts owing to its secured, unsecured and other subordinated creditors other than those disputed by VRL in good faith (**Senior Debt**).

If at any time any part of the Senior Debt is overdue (other than unsecured trade creditors within their payment terms), Unsecured Note holders and the Trustee will not be entitled to:

(a) be paid any amounts other than Unsubordinated Note Debt owing in respect of an Unsecured Note;

(b) accelerate, demand or bring proceedings in relation to payment of those amounts;

(c) pass any resolution or give any direction relating to enforcement of the Unsecured Notes Trust Deed, including directing the Trustee to issue a notice concerning an Event of Default (refer **section 11.4** of this Scheme Booklet);

(d) take any action to appoint an external administrator or wind up VRL in relation to those amounts; or

(e) set off or combine accounts in relation to those amounts.

However, if VRL does pay any amounts owing other than Unsubordinated Note Debt to Noteholders, Noteholders will be regarded, despite paragraph (a) above, as entitled to keep such payments.

11.3 Contingent conversion right

An Unsecured Note holder may convert all (but not some) of its Unsecured Notes into Preference Shares by delivering a notice to VRL's Unsecured Note registry during the 15 Business Days after a 'conversion event' occurs. If it issues a conversion notice, the holder consents to a holding lock (or similar restriction on transfer) being placed on its Unsecured Notes from the date of the notice.

A 'conversion event' occurs if VRL does not pay:

(a) interest, within 30 Business Days of it being due; or

(b) any part of the principal outstanding when due for payment.

A Conversion Event, however, does not occur if VRL fails or refuses to pay an amount:

(a) as a result of force majeure;

(b) to comply with the law or a court order; or

(c) due to a failure or difficulty in the banking or computer system used by VRL which lasts more than 15 Business Days.

Under the Conditions, VRL can be deemed to have paid an amount despite, for example, a cheque being unclaimed or unpresented, electronic funds transfer being rejected, or an administrative error.

When do they convert?

Unsecured Notes the subject of a conversion notice will convert 20 Business Days after the relevant Conversion Event occurs. The Preference Shares will be issued within 3 Business Days after the conversion date but will be deemed to have been issued on the conversion date. VRL will make reasonable endeavours to have these shares quoted on ASX but this is not guaranteed and VRL may not apply for quotation, for example, if it reasonably believes that it cannot quote the resulting Preference Shares on ASX without breaching a representation to ASX or the law.

How many Preference Shares can an Unsecured Note be converted into?

The number of Preference Shares to be issued on conversion is equal to the sum of the products of each Unsecured Note the subject of the relevant conversion notice multiplied by its 'conversion ratio' (see below). Where the total number of Preference Shares to be issued, includes a fraction, that fraction will be disregarded.

By giving a conversion notice, an Unsecured Note holder directs VRL to take all accrued interest in relation to the Unsecured Notes (including any interest which is due and payable but unpaid (**Overdue Interest Amount**)) being converted on the conversion date into account in determining the conversion ratio. Before it is taken into account in determining the conversion ratio, the Overdue Interest Amount will be adjusted so that any overdue interest will be taken into account at the Default Rate.

Consequently, VRL is deemed to have paid the Overdue Interest Amount on the conversion date and its obligation to pay any interest or principal amounts in relation to the Unsecured Note ceases.

What is the conversion ratio?

The conversion ratio for an Unsecured Note at any given time is the sum of the principal outstanding and all accrued interest (including any Overdue Interest Amount) in relation to the Note divided by $1.

11.4 Summary of Unsecured Notes Trust Deed

The Unsecured Notes Trust Deed establishes an Unsecured Notes scheme in accordance with Chapter 2L of the Act in relation to the Unsecured Notes. Such a scheme is required under that Act because the Unsecured Notes are being issued under the Scheme.

VRL must comply with various statutory obligations and other duties, including quarterly reporting obligations to the Trustee and that it must:

(a) carry on and conduct its business in a proper and efficient manner;

(b) provide a copy of the deed to an Unsecured Note holder or the Trustee, if they ask for a copy;

(c) make all of its financial and other records available for inspection by:

(i) the Trustee, its attorneys, agents and authorised delegates; or

(ii) an officer or employee of the Trustee authorised by the Trustee to carry out the inspection; or

(iii) a registered VRL auditor appointed by the Trustee to carry out the inspection,

and give them any information, explanations or other assistance that they require about matters relating to those records;

(d) if it creates a charge:

(i) provide the Trustee with written details of the charge within 21 days after it is created; and

(ii) if the total amount to be advanced on the security of the charge is indeterminate and the advances are not merged in the current account with bankers, trade creditors or anyone else, give the Trustee written details of the amount of each advance within 7 days after it is made; and

(e) comply with the deed, including the Conditions and provisions relating to Unsecured Note holder meetings.

Events of default

If:

(a) an event of default occurs,

(b) the Unsecured Note holders resolve and direct the Trustee to issue a default notice; and

(c) when the default notice issued, the event of default subsists without being remedied,

the Trustee must declare the moneys owing in relation to the Unsecured Notes immediately due and payable.

An event of default occurs if:

(a) VRL stops payment to creditors generally or enters into an arrangement, assignment or composition with substantially all of its creditors without the consent of the Trustee;

(b) an administrator (as defined in section 9 of the Act) is appointed to VRL or any person on its behalf requests the appointment of an administrator to VRL;

(c) an order is made for the winding up of VRL;

(d) an effective resolution is passed for the winding up of VRL, except for the purpose of amalgamation or reconstruction;

(e) a court or a relevant authority holds or VRL asserts in writing or claims in any proceeding that the Unsecured Notes Trust Deed is void, voidable or unenforceable;

(f) the composition of the Board ceases for any reason to be controlled by at least one of Village Roadshow Corporation Limited ABN 89 004 318 610 (**VRC**) or a person who at the date of the Unsecured Notes Trust Deed controlled the composition of VRC's board without the approval of Unsecured Note holders by way of special resolution;

(g) other than as provided in the Scheme or this Scheme Booklet, VRL varies, cancels or modifies rights attached to Preference Shares other than as provided under the Scheme or this Scheme Booklet without the approval of Unsecured Note holders by way of a special resolution;

(h) VRL undertakes an amalgamation or reconstruction under section 413 of the Act which has a material adverse effect on the rights of Unsecured Note holders under the terms of the Unsecured Notes Trust Deed and the Conditions to be paid any moneys or convert any Unsecured Notes without the approval of Unsecured Note holders by way of a special resolution;

(i) VRL pays a dividend, makes a return of capital (whether by capital reduction, buy-back or otherwise) or makes any other distribution to the holders of shares and at that time any interest or principal repayment amount on the Unsecured Notes is overdue.

Subject to the Unsecured Notes Trust Deed, the Trustee may revoke a default notice, if the event of default is remedied or waived, or institute proceedings to enforce payment of the Unsecured Notes and recover any other moneys owing in relation to the Unsecured Notes.

11.5 Rights and obligations of trustee

The Trustee is appointed as the trustee for the Unsecured Note holders under the Unsecured Notes Trust Deed. It agrees to hold in trust for the benefit of Unsecured Note holders:

(a) the right to enforce VRL's duty to pay the moneys owing on the Unsecured Notes when due and to repay the principal outstanding on each Unsecured Note in accordance with the Unsecured Notes Trust Deed and the Conditions;

(b) any charge or security for repayment (if applicable). The Unsecured Notes are not secured by any such charge or security;

(c) the right to enforce any other duties VRL has under the Unsecured Notes, the Unsecured Notes Trust Deed, the Conditions or Chapter 2L of the Act,

and to act in the interests and for the benefit of Unsecured Note holders on the terms of the Unsecured Notes Trust Deed and the Conditions.

The Trustee has entered into the deed only in its capacity as trustee of the trust established by the Unsecured Notes Trust Deed and in no other capacity.

Rights

Subject to the Unsecured Notes Trust Deed, the Trustee has all the powers in relation to the Unsecured Note trust scheme as a natural person or corporation and may exercise any such powers in its absolute discretion.

The Trustee is not required to do or refrain from doing anything under the Unsecured Notes Trust Deed unless and until it has been directed to do so by a resolution of Unsecured Note holders. The Trustee will not be liable for any action or failure to act where the Trustee has acted in good faith in accordance with such a resolution.

Subject to the Act, the Trustee may, in its absolute discretion, in relation to any breach or default under the Deed:

(a) where directed to do so by a resolution of Unsecured Note holders, waive or excuse any breach or default except non-payment of the principal outstanding of any Unsecured Note;

(b) not inform Unsecured Note holders of any breach or default;

(c) even if it knows of any breach or default, refuse to take any action or proceeding against VRL to enforce any obligation to be performed (including, without limitation, an obligation to pay moneys owing under the Unsecured Notes Trust Deed) unless it is satisfactorily indemnified against all liabilities, proceedings, claims and demands to which the Trustee may become liable and all costs, charges and expenses (including its rights to remuneration under the Unsecured Notes Trust Deed) which it may incur as a result; and

(d) must not take any action in relation to any breach or default by VRL unless it actually knows of the breach or default, is advised of the breach or default and is directed to act by resolution of Unsecured Note holders. Until then, the Trustee can assume that no such breach or default has occurred.

The Trustee may authorise and delegate any person to do anything that the Trustee may lawfully delegate, including any trusts, powers or discretions vested in the Trustee.

Subject to the Act and always acting in good faith to Unsecured Note holders, the Trustee may also engage in certain activities that may otherwise give rise to a conflict of interest, such as holding Unsecured Notes or securities in VRL.

Obligations

To the extent permitted by law, all liabilities and responsibilities imposed on the Trustee by law are expressly waived except to the extent expressly provided in the Unsecured Notes Trust Deed. The Trustee will only be exempted from liability for failing to show the degree of care and diligence required by the Act to the extent approved by Unsecured Note holders in meeting.

Subject to the Unsecured Notes Trust Deed and its legal duties as trustee, the Trustee must not interfere with the conduct of VRL's ordinary business unless:

(a) the moneys owing in respect of the Unsecured Notes have become due and payable as a result of a breach or default under the deed; and

(b) the Trustee must enforce under the Unsecured Notes Trust Deed or has been directed to do so by Unsecured Note holders.

The Trustee must comply with its duties under Chapter 2L of the Act.

11.6 Fees and expenses of trustee

VRL must pay the Trustee:

(a) an annual fee of $45,000 per year for each year or part thereof during which any Unsecured Notes remain on issue (to be paid half yearly in advance);

(b) a fee charged at an hourly rate of $300.00 per hour for all work done by the Trustee in connection with or arising from an event of default or issue of a default notice; and

(c) any additional or other remuneration as agreed between VRL and the Trustee.

The fees will increase annually with CPI (Weighted Average of the Eight Capital Cities All Groups) .

The Trustee may also seek to be reimbursed or have amounts advanced to it for all costs and expenses in connection with:

(i) the preparation, execution, registration, stamping and administration of the Unsecured Notes Trust Deed or review of the Scheme Booklet;

(ii) any breach by VRL of any terms of the Unsecured Notes Trust Deed or the Corporations Act;

(iii) preparations for the convening and holding of any meeting of Unsecured Note holders and the carrying out of any direction or resolution of Unsecured Note holders;

(iv) any amendment or proposed amendment to the Unsecured Notes Trust Deed or any question relating to the construction of the deed, including the Conditions; and

(v) any costs reasonably incurred by the Trustee in carrying out its duties and obligations under the Unsecured Notes Trust Deed or the law.

The above fee and costs and expenses must be paid in priority to any Unsecured Note holder's claim and are payable until the debenture trust scheme is wound up.

VRL's liability for legal fees in relation to preparation, execution, registration and stamping of the Unsecured Notes Trust Deed and review of the Scheme Booklet is capped at $10,000.

11.7 Trustee indemnity

In addition to any indemnity available to the Trustee at law, if required, VRL must indemnify the Trustee for all fees, costs, losses, liabilities, and expenses (**Costs**) incurred by the Trustee in carrying on the debenture trust or exercising any of its powers under the Unsecured Notes Trust Deed. However, this indemnity is limited. It does not cover Costs arising from the Trustee's wilful default, negligence, fraud or breach of trust or any taxes (excluding any GST) imposed on the Trustee's remuneration as trustee.

Unless it acts in wilful default, negligently, fraudulently or in breach of trust, the Trustee will not be liable to anyone for loss caused by:

(a) the Trustee's acts or omissions in reliance on various matters, including the Unsecured Note Register and information or documents supplied by VRL or its agent unless the Trustee had contrary knowledge;

(b) any act, omission, neglect or default of any other person under or in connection with the Unsecured Notes Trust Deed or a Unsecured Note;

(c) any act or omission required by law or a court;

(d) any act or omission in accordance with a duly passed Unsecured Note holders' resolution;

(e) any act or omission of an operator of any securities title, transfer or holding system;

(f) the Trustee validly exercising any power under the Unsecured Notes Trust Deed;

(g) any payment having been made to any fiscal authority; or

(h) the Trustee waiving or excusing any breach by VRL of its obligations under the Unsecured Notes Trust Deed.

The Trustee's indemnity and limitation on its liability are subject to the Act. Section 283DB of the Act voids any part of the Unsecured Notes Trust Deed exempting the Trustee from, or indemnifying the Trustee against, liability for breach of section 283DA of the Act for failing to show the required degree of care and diligence, unless the relevant term or provision:

(a) releases the Trustee from liability for an act or omission before the release is given; or

(b) enables a meeting of debenture holders to approve the release before it is given.

Neither paragraph (a) or (b) apply to the indemnity or limitation of liability provisions of the Unsecured Notes Trust Deed, so section 283DB of the Act effectively acts as a further limit on the Trustee's indemnity and liability limitation.

The Trustee may satisfy its indemnity out of any moneys it has arising from the Unsecured Notes Trust Deed and is not obliged to carry out any act under the deed until it is indemnified to its reasonable satisfaction.

11.8 Trustee disclaimer

The Trustee's role in relation to this Scheme Booklet has been limited to reviewing those sections of the Scheme Booklet which name the Trustee or (and for the purpose of ensuring that there is no inconsistency with relevant terms of the Unsecured Notes Trust Deed), those sections which relate to the Unsecured Notes Trust Deed and the conditions on which the Unsecured Notes will be issued. The Trustee has not reviewed any other sections of the Scheme Booklet, has not otherwise been involved in the preparation of the Scheme Booklet and takes no responsibility for any part of the Scheme Booklet.

12. Terms of issue of Preference Shares into which Unsecured Notes may convert

New Preference Shares issued on conversion of Unsecured Notes will be issued on substantially the same terms as the Preference Shares bought back under the Buy-Back.

The following summary is a description of the rights attaching to the present Preference Shares. The only differences in the rights attaching to any new Preference Shares issued on conversion of Unsecured Notes will be as a result of the Constitution Modifications.

Preference Shares are non-voting shares that entitle the holders to a non-cumulative dividend in priority to all other classes of VRL shares.

The dividend is determined annually by the Directors. If a dividend is declared, it must be the greater of 10.175 cents per share or 3 cents above all the dividends per share payable on Ordinary Shares in respect of the corresponding fiscal year.

A comparison of the main features of the Preference Shares and Ordinary Shares, is set out below.

	Ordinary Shares	Preference Shares
Receipt of Notices	YES	YES
Attend and participate in shareholder meetings	YES	YES, subject to voting restrictions
Voting	One vote for every share held	One vote per Preference Share in one or more of the following circumstances: • during a period during which a dividend (or part of a dividend) in respect of a Preference Share has been declared and is in arrears; • on a proposal to reduce VRL's share capital; • on a resolution to approve the terms of a buy-back agreement; • on a proposal that affects rights attaching to the Preference Shares; • on a proposal to wind-up VRL; • during the winding up of the Company; and • on a proposal for the disposal of the whole of VRL's property, business and undertaking.
Dividends	As proposed by Directors	If a dividend is recommended by directors and declared, it will be a minimum of 10.175 cents per share or 3 cents above the ordinary dividend, whichever is higher. Preference Share dividends have priority to ordinary dividends. **Dividend rights are non-cumulative.**
Redemption	Not applicable	Not applicable

	Ordinary Shares	Preference Shares
Conversion to Ordinary Shares	Not applicable	In the event of an unconditional takeover for VRL, Directors issue a statement which recommends acceptance and/or advises that VRC intends to accept the offer, Preference Shares convert to Ordinary Shares at a ratio of one for one.
Winding up	After holders of Preference Shares first paid $0.50, next $0.50 to ordinary, then equally with Preference Shares	In priority to Ordinary Shareholders to $0.50, then ordinary paid $0.50, then surplus shared pro rata between the two classes.

No dividend is payable on Ordinary or Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part.

The rights attaching to the Preference Shares are also set out in the Constitution, a copy of which can be downloaded from VRL's website at www.villageroadshow.com.au or which is available on request from the VRL Information Line.

VRL will make endeavours to apply to ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to ASX.

Even if the application is made, no guarantee can be given that:

(a) the application for quotation will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth $500 or more); or

(b) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

If the issue of Preference Shares on conversion of Unsecured Notes were to attract the operation of section 707(3) of the Act, a sale of the Preference Shares within 12 months of their issue would require disclosure under Part 6D.2 of the Act (for example, under a prospectus) unless an exemption under section 708 of the Act applied.

VRL believes that:

- because VRL will issue Preference Shares on conversion of Unsecured Notes at the request of holders of the Preference Shares and not for the purpose of Noteholders selling or transferring the Preference Shares; and
- the operation of Categories 7 and 9 in Schedule C to ASIC Class Order 02/1180 (assuming that Class Order continues to apply),

will mean that a sale of Preference Shares issued following conversion of Unsecured Notes should not attract the operation of section 707(3) of the Act.

VRL's belief about these matters is not a statement of legal or investment advice. VRL is not qualified or permitted to give such advice.

Investors who are concerned about this issue must make their own enquiries and seek their own advice in relation to this issue.

13. Additional information

13.1 Treatment of Foreign Preference Shareholders' Unsecured Notes

The distribution of this Scheme Booklet in jurisdictions outside Australia might be restricted by law. Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

Any Unsecured Note which would otherwise be issued to a Foreign Preference Shareholder under the Scheme will be issued to the Nominee, being the nominee appointed by the Board. The terms of appointment of the Nominee in respect of the Foreign Preference Shareholders are set out in the Nominee Deed Poll.

The Nominee will as soon as practical sell the Unsecured Notes issued to it and distribute to the Foreign Preference Shareholders their proportion of the cash proceeds of the sale of the Unsecured Notes, after deducting the costs and expenses of the sale and of their appointment and any Taxation.

The Nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

Foreign Preference Shareholders will be taken to have authorised VRL and the Nominee and appointed VRL and their attorney with authority to sell the Unsecured Notes issued to the Nominee, deliver clear title to the Unsecured Notes to a transferee of the Unsecured Notes and do any other thing including execute any other document necessary to give effect to the above.

13.2 Consents and disclaimers

The following parties have given and have not as at the date this Scheme Booklet, withdrawn their written consent to be named in this Scheme Booklet in the form and context in which they are named:

(a) Citigroup Global Markets Australia Pty Ltd ACN 003 114 832 as financial adviser to VRL;

(b) Minter Ellison as legal adviser to VRL;

(c) Permanent Trustee Company Limited ACN 000 000 993 as Trustee;

(d) Grant Samuel as the Independent Expert;

(e) Computershare as the VRL Registrar;

(f) Shaddick & Spence as tax adviser to VRL; and

(g) Ernst & Young as auditors to VRL.

In addition:

(a) Grant Samuel consents to the inclusion of the Independent Expert's Report set out in **Appendix A** to this Scheme Booklet and statements based on the Independent Expert's Report contained in this Scheme Booklet in the form and context in which they appear; and

(b) Ernst & Young consents to the inclusion of the audited financial statements set out in **Appendix D** to this Scheme Booklet and references to the Audited Financial Statements contained in this Scheme Booklet in the form and context in which they appear.

Each of the above persons:

(a) does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based other than, in the case of Grant Samuel and Ernst & Young, a statement or report included in this Scheme Booklet with their consent; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Scheme Booklet, other than a reference to its name and, in the case of Grant Samuel and Ernst & Young, any statement or report which has been included in this Scheme Booklet with their consent. Other than referred to above, Ernst & Young was not involved in the preparation of any part of the Scheme Booklet and has not authorised or caused the issue of any part of this Scheme Booklet.

Grant Samuel will be paid a fee plus out of pocket expenses for the preparation of the Independent Expert's Report. The payment of this fee is in no way contingent on the conclusion reached by Grant Samuel in the Independent Expert's Report and the fee is payable whether or not the Scheme is implemented.

13.3 Interests of directors

(a) Ordinary Shares, Preference shares and PRIDES held by Directors

The following tables sets out the number of Ordinary Shares, Preference Shares and PRIDES held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Scheme Booklet.

Director	Number of Ordinary Shares	Number of Preference Shares	Number of PRIDES
Robert Kirby	118,464,984	407,073	Nil
John Kirby	118,363,984	306,906	Nil
Graham Burke	118,366,384	1,397,306	Nil
Peter Foo	Nil	Nil	Nil
Peter Harvie	257,400	242,900	Nil
William Conn	191,563	1,153,019	Nil
Peter Jonson	10,000	33,236	Nil
Barry Reardon	10,000	8,552	Nil

It is the current intention of each of Robert Kirby, John Kirby and Graham Burke that, to ensure they and their Associates are able to vote in favour of the Buy-Back at the General Meeting:

- the Preference Shares held by or on their behalf, or in which they have a relevant interest, will be sold before the date of the General Meeting and Scheme Meeting; and
- they will not have a relevant interest in, or be an Associate of any person who has a relevant interest in, Preference Shares on the date of the General Meeting and Scheme Meeting.

(b) Options held by Directors

The following table sets out the number and exercise price of Options held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Scheme Booklet:

Director	Number	Exercise price
Robert Kirby	Nil	n/a
John Kirby	Nil	n/a
Graham Burke	2,000,000 2,000,000 2,000,000	$3.00 $4.00 $5.00
Peter Foo	Nil	n/a
Peter Harvie	Nil	n/a
William Conn	Nil	n/a
Peter Jonson	Nil	n/a
Barry Reardon	Nil	n/a

(c) **Agreements or arrangements with Directors**

There is no agreement or arrangement made between any Director and any other person, in connection with or conditional upon the outcome of the Scheme.

(d) **Retirement benefits**

There is no payment or other benefit that is proposed to:

(i) be made or given to any Director, secretary or executive officer of VRL as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in VRL or in a related body corporate; or

(ii) be made or given to any director, secretary or executive office of any related body corporate as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in that body corporate or in VRL.

(e) **Other interests of Directors**

Except as set out in this Scheme Booklet, no Director has any other interest whether as a Director, member or creditor of VRL or otherwise, material to the Scheme.

13.4 Information lodged with ASIC and disclosed to ASX

VRL is a 'disclosing entity' for the purposes of the Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of VRL Shares.

Copies of certain announcements made by VRL on ASX are available from ASX or on VRL's website, www.villageroadshow.com.au.

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

13.5 Provision of documents

VRL will until the date of the General Meeting and Scheme Meeting provide free of charge to any Ordinary Shareholder or Preference Shareholder a copy of:

(a) the Unsecured Notes Trust Deed;

(b) the Constitution;

(c) until the date the annual report for VRL for the year ended 30 June 2003 is lodged with ASIC:

(i) the annual report for VRL for the year ended 30 June 2002 (being the annual report most recently lodged with ASIC before this Scheme Booklet was lodged with ASIC);

(ii) the half yearly report for VRL for the half year ended 31 December 2002; and

(iii) any continuous disclosure notice given to ASX by VRL after lodgment with ASIC of the annual report for the year ended 30 June 2002 and before the date of the General Meeting and Scheme Meeting; and

(d) from the date the annual report for VRL for the year ended 30 June 2003 is lodged with ASIC:

(i) the annual report for VRL for the year ended 30 June 2003: and

(ii) any continuous disclosure notice given to ASX by VRL after lodgment with ASIC of the annual report referred to above and before the Scheme Meeting.

Copies of each of the above documents are or will be (as the case may be) available on VRL's website, www.villageroadshow.com.au.

13.6 Supplementary Information

VRL will issue a supplementary document to the Scheme Booklet if it becomes aware of any of the following between the date of lodgment of this Scheme Booklet for registration with ASIC and the Scheme Lodgement Date:

(a) a material statement in the Scheme Booklet is false or misleading;

(b) a material omission from the Scheme Booklet;

(c) a significant change affecting a matter in the Scheme Booklet; or

(d) a significant new matter has arisen and it would have been required to be included in a Scheme Booklet if known about at the date of lodgment with ASIC.

Depending on the nature and the timing of the changed circumstances and subject to obtaining any relevant approvals, VRL may circulate and publish any supplementary document by:

(a) placing an advertisement in a prominently placed newspaper which is circulated generally throughout Australia;

(b) posting the supplementary document on VRL's website; or

(c) making an announcement to ASX.

13.7 Date

This Scheme Booklet is dated 26 September 2003.

14. Glossary

In this Scheme Booklet, unless the context requires otherwise:

Act means the Corporations Act 2001 (Cth).

AEST means Australian Eastern Standard Time.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given in the Act.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means the Board of Directors of VRL for the time being.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to this Scheme.

Buy-Back Agreement means, in respect of a Preference Shareholder, an agreement pursuant to the Scheme between VRL and the Preference Shareholder under which VRL agrees to buy back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Buy-Back Consideration has the meaning given in **section 7.2** of this Scheme Booklet.

Buy-Back Offer means, in respect of a Preference Shareholder, an offer by VRL pursuant to the Scheme to the Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Class Ruling means a Class Ruling by the Commissioner of Taxation pursuant to section 14ZAAF of the Taxation Administration Act 1953 (Cth) obtained by VRL in respect of the year of income ending on 30 June 2004 relating to Preference Shareholders.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

Company or **VRL** means Village Roadshow Limited ACN 010 672 054.

Constitution means the constitution of VRL.

Constitution Modifications means the proposed modifications to VRL's Constitution to be considered and voted on at the General Meeting described in **section7.8** of this Scheme Booklet.

Conversion Event means an event which entitles an Unsecured Note holder to convert their Unsecured Notes which is described in **section 11.3** of this Scheme Booklet.

Court means the Supreme Court of Victoria.

Court Approval Date means the date when the Court approves the Scheme pursuant to section 411(4)(b) of the Act, expected to be 7 November 2003.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Default Rate means the default interest rate described in the table under **section 7.5** of this Scheme Booklet.

Directors means the directors of VRL for the time being.

ESPs means the Village Roadshow Limited Executive Share Plan and Loan Facility adopted by Ordinary Shareholders on 19 November 1996 and modified on 21 November 2000 and the Village Roadshow Executive and Employee Option Plan adopted by Ordinary Shareholders on 5 October 1993 and modified on 21 November 2000.

ESP Shareholder means a Preference Shareholder holding ESP Shares.

ESP Shares means Preference Shares held under an ESP.

ESP Deed Poll means a deed poll in the form of Appendix G to the Scheme Booklet.

Foreign Preference Shareholder means a Preference Shareholder whose address as noted on the Register is outside Australia and in respect of whom the Directors have determined that it would be unreasonable for VRL to comply with the laws of the jurisdiction where the Preference Shareholder resides to enable it to offer and issue the Unsecured Notes under this Scheme to that Preference Shareholder.

General Meeting means the meeting of Ordinary Shareholders to be held on 3 November 2003 to approve the Buy-Back in accordance with section 257D(1) of the Act and the Constitution Modifications in accordance with section 136(2) of the Act. The notice of the meeting is set out in **Appendix E** of this Scheme Booklet.

Grant Samuel means Grant Samuel & Associates Pty Ltd ACN 050 036 372.

Group means collectively VRL and its controlled entities.

Independent Expert means Grant Samuel.

Independent Expert's Report means the report of Grant Samuel contained in **Appendix A** of this Scheme Booklet.

Issue Date means the issue date set out in the table under **section7.5** of this Scheme Booklet.

Listing Rules means the Listing Rules of ASX.

Nominee means Computershare Clearing Pty Limited ACN 063 826 228 being the nominee appointed under **clause 6(a)** of the Scheme.

Nominee Deed Poll means a deed poll in the form of **Appendix G** of this Scheme Booklet.

Noteholder means a holder of Unsecured Notes.

Options means options to subscribe for Ordinary Shares.

Ordinary Share means an ordinary share in VRL.

Ordinary Shareholder means a holder of Ordinary Shares.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means holders of Preference Shares.

PRIDES has the meaning given in **section 8.12** of this Scheme Booklet.

Record Date means the 30th Business Day after the Scheme Lodgment Date or such earlier date as the Directors determine and announce to ASX.

Record Time means 7pm Melbourne time on the Record Date.

Register means VRL's register of members.

Scheme means the proposed scheme of arrangement between VRL and Preference Shareholders, the full terms of which are included as **Appendix B** and described in **section 7** of this Scheme Booklet.

Scheme Booklet means this booklet which constitutes, among other things, the:

(a) the explanatory statement required in respect of the Scheme under section 412(1) of the Act; and

(b) the explanatory statement required in respect of the Buy-Back under section 257D(2) of the Act.

Scheme Lodgment means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgment Date means the date on which Scheme Lodgment occurs, expected to be 10 November 2003.

Scheme Meeting means the meeting of Preference Shareholders expected to be held on 3 November 2003 to approve the Scheme in accordance with section 411(4)(a)(ii) of the Act. The Court has ordered the meeting to be convened pursuant to section 411(1) of the Act. The notice of the meeting is set out in **Appendix F** of this Scheme Booklet.

Shareholder Approvals means each of the following:

(c) approval of the Buy-Back in accordance with section 257D(1)(a) of the Act by Ordinary Shareholders (in person, by attorney, by corporate representative or by proxy) who are not also Preference Shareholders or Associates of Preference Shareholders by special resolution at the General Meeting;

(d) approval of the Constitution Modifications in accordance with section 136(2) of the Act by all Ordinary Shareholders (in person, by attorney, by corporate representative or by proxy) by special resolution at the General Meeting; and

(e) approval of the Scheme by:

  (i) a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and

  (ii) 75% of the votes cast by Preference Shareholders,

at the Scheme Meeting in accordance with section 411(4)(a)(ii) of the Act.

Shareholder Discount Plan means VRL's Shareholder Discount Plan from time to time as disclosed on VRL's website: www.villageroadshow.com.au.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Trading Day has the meaning given in the Listing Rules.

Trustee means Permanent Trustee Company Limited ACN 000 000 993.

Unsecured Note means an subordinated unsecured redeemable note on the terms summarised in **section 11** of this Scheme Booklet.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Deed dated on or about 26 September 2003 between VRL and the Trustee.

Voting Entitlement Time means 7pm Melbourne time on 1 November 2003.

VRC means Village Roadshow Corporation Limited ACN 004 318 610, the immediate parent of VRL.

VRL or **Company** means Village Roadshow Limited ACN 010 672 054.

VRL Information Line is 1300 **302 106** (toll free within Australia) and +61 2 9240 7460 (outside of Australia).

VRL Register means the register of shareholders of VRL kept pursuant to the Corporations Act.

15. Corporate directory

DIRECTORS

Robert G. Kirby
Chairman, Executive Director

John R. Kirby
Deputy Chairman, Executive Director

Graham W. Burke
Managing Director

Peter E. Foo
Finance Director

Peter M. Harvie,
Chairman, Austereo, Executive Director

William J. Conn
Independent Non-Executive Director

Peter D. Jonson
Independent Non-Executive Director

D. Barry Reardon
Independent Non-Executive Director

COMPANY SECRETARIES

Philip S Leggo

Shaun L Driscoll

REGISTERED OFFICE

Pacific Motorway
Oxenford Queensland 4210

SHARE REGISTRY

Computershare Investor Services Pty Ltd
ACN 078 279 277
Level 12
565 Bourke Street
Melbourne Victoria 3000

AUDITORS

Ernst & Young
Level 33
120 Collins Street
Melbourne Victoria 3000

LEGAL ADVISER

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

TAXATION ADVISER

Shaddick & Spence
Level 32
101 Collins Street
Melbourne Victoria 3000

FINANCIAL ADVISERS

Citigroup Global Markets Australia Pty Ltd
ACN 003 114 832
2 Park Street
Sydney New South Wales 2000

TRUSTEE

Permanent Trustee Company Limited
ACN 000 000 993
Level 3
151 Rathdowne Street
Carlton South Victoria 3053

VRL 404 cont.

Appendix A

Independent Expert's Report

Appendix to Scheme Booklet

VILLAGE ROADSHOW LIMITED

Independent Expert's Report

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

September 2003

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9654 7300 / F: +61 3 9654 7338
www.grantsamuel.com.au

26 September 2003

The Directors
Village Roadshow Limited
206 Bourke Street
Melbourne VIC 3000

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Dear Sirs

1. Introduction

Village Roadshow Limited ("VRL") is a listed Australian media and entertainment company, with operations in 21 countries. It has a controlling 59.72% interest in Austereo Group Limited ("Austereo"), which owns Australia's largest commercial radio network. VRL also has interests in film production, distribution and exhibition, and is a 50/50 joint venture partner with Warner Bros. in Australia's largest theme park business, located on the Gold Coast.

VRL has 234.9 million ordinary shares and 250.2 million A Class Preference Shares ("Preference Shares") on issue. The Preference Shares have the following significant characteristics:

- no voting rights at any general meeting except on proposals where the rights of Preference shareholders, capital reductions, or the wind-up of the company are at issue;
- a priority on winding up relative to the ordinary shares of $0.50 per Preference Share;
- an equal right with ordinary shares to participate in the distribution of any surplus assets (after payment of $0.50 per ordinary share) during a winding-up of the company;
- priority to all other classes of shares to a non-cumulative annual dividend being an amount equal to the greater of:
  - 10.175 cents; or
  - the amount of all dividends payable on ordinary shares in the financial year plus three cents.
- on the basis of legal advice obtained by VRL, no absolute entitlement to a dividend. Accordingly, if no dividend is declared on the ordinary shares the Preference Shares have no right to a dividend. VRL has announced that it will not pay preference dividends in respect of the 2003 financial year. However, if any dividend is declared on the ordinaries then the Preference Shares are entitled to a dividend of 10.175 cents per share or the ordinary dividend plus three cents, whichever is the higher;
- the right to participate in new issues of shares in the same proportion as other share classes;
- the Preference Shares will convert to ordinary shares when a takeover offer has been made in relation to the ordinary shares in the company and:
  - in the event of an off market offer the offer is unconditional, and the directors of VRL make a statement recommending acceptance of the offer; or
  - where an on market cash offer has been announced and the directors of VRL make a statement recommending that shareholders sell their shares on-market or indicate that they will sell their own shares on-market.

On 28 July 2003, VRL announced that it intended to propose a scheme of arrangement with its holders of Preference Shares that, if approved, will result in the cancellation of all the Preference Shares on issue

(the "Proposal"). The consideration offered under the Proposal is $1.25 cash for each Preference Share, of which $0.25 will be paid in cash and the balance of $1.00 applied to the issue of a three year unsecured note with a face value of $1.00 (the "Offer"). In effect, the Offer is $0.25 in cash and a three year unsecured note with a face value of $1.00 for each Preference Share.

The notes will be repayable in three annual instalments, with payments of 33 cents on each of the first and second anniversaries of the issue of the notes, and a final payment of 34 cents on the third anniversary. Interest of 10% per annum will be payable semi annually in arrears on the face value of the notes outstanding. The notes (except for overdue interest) will be subordinated to all secured, unsecured and other subordinated obligations of VRL but will rank in priority to shareholders of VRL. In the event of a payment default, there will be penalty interest of 15% per annum and note holders will have the right to elect to convert their notes back to Preference Shares (having the same rights as the existing Preference Shares).

The Proposal will be effected through a scheme of arrangement and is subject to the approval of holders of Preference Shares and the Supreme Court of Victoria. The scheme of arrangement must be approved by a majority in number of the holders of Preference Shares who vote at the scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the meeting.

The Preference Shares will be cancelled by way of a selective buy-back. This requires the approval by a special resolution of the ordinary shareholders of VRL who are not also preference shareholders or associates of any of the preference shareholders. The special resolution requires approval of at least 75% of the total number of shares voted at the meeting.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the Listing Rules of the Australian Stock Exchange ("ASX"), the Directors of VRL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare a report stating whether, in its opinion, the Proposal is in the best interests of the holders of the Preference Shares, as the shareholders the subject of the scheme.

This report has been prepared by Grant Samuel for the benefit of the Directors of VRL (and no other party) to assist them in making recommendations to holders of Preference Shares in relation to the Proposal. It will accompany the Scheme Booklet to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Proposal is in the best interests of holders of Preference Shares. It should not be relied upon by any other party for any other purpose.

2. Summary of Opinion

Grant Samuel has attributed a value of $1.22-1.25 to the Offer. This is attractive by comparison with the recent trading price of Preference Shares, representing a premium of more than 50% to the weighted average price of Preference Shares over the last twelve months. The value attributed to the Offer is at a deep discount to Grant Samuel's estimate of VRL's underlying value in the range $2.17-2.75 per share. However, underlying value is of only limited relevance: holders of Preference Shares can only access underlying value if there is a takeover offer for VRL.

The fundamental question for holders of Preference Shares is whether to accept the Proposal, on the basis of the relatively certain value that it will deliver in the short term, or to reject the Proposal in the hope of realising greater value in the future. VRL's radio and entertainment businesses are now generally mature, with modest growth prospects, while VRL's film production business is inherently volatile. Moreover, the capital and shareholding structure of VRL is likely to continue to have a depressing effect on the share price. The size of the premium represented by the Offer, and the trading in Preference Shares since the announcement of the Proposal, suggest that the Preference Shares would trade at well below $1.22-1.25 in the absence of the Proposal. In Grant Samuel's view the relative certainty of the value offered under the Proposal is clearly more attractive than the uncertain prospect of realising greater value at some time in the future.

Grant Samuel considers that holders of Preference Shares are likely to be better off if the Proposal proceeds than if it does not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

3. **Key Conclusions**

- **Grant Samuel has attributed a value of $1.22-1.25 to the Offer.**

  Grant Samuel has valued the notes to be issued under the Proposal in the range $0.97-1.00 per note. The notes have been valued by discounting the principal and interest payments on the notes at discount rates of 10-12%. These discount rates have been adopted to reflect the credit risk of VRL, and, in particular, the subordinated and unsecured status of the notes. The discount rates were selected having regard to the Moody's ratings of VRL (corporate rating of Ba3 and subordinated debt rating of B2) and the yields on listed sub-investment grade debt securities in the US market.

  The Offer is, effectively, $0.25 cash plus one unsecured note per Preference Share. Accordingly, Grant Samuel has attributed a value of $1.22-1.25 to the Offer.

- **The Offer is a substantial premium to recent trading prices for Preference Shares.**

  The value attributed to the Offer represents a significant premium to the recent trading price of Preference Shares. The premium to the weighted average trading price of Preference Shares, calculated for various periods prior to the announcement of the proposal on 28 July 2003, is set out in the following table:

Premium Implied By the Offer

	Weighted Average Price ($)	Premium
Day before proposal announced	0.83	47%
Week before proposal announced	0.83	48%
Month before proposal announced	0.80	52%
Three months before proposal announced	0.83	47%
Six months before proposal announced	0.78	57%
Twelve months before proposal announced	0.80	52%

- **Grant Samuel has valued the equity in VRL in the range $1,055-1,335 million.**

  The equity in VRL has been valued in the range $1,055-1,335 million. The valuation is summarised below:

Village Roadshow – Valuation Summary (A$ millions)

	Low	High
Operating businesses		
Austereo (59.7%)	440	480
Exhibition	360	410
Production	300	350
Theme Parks	120	160
Distribution	85	105
Corporate overheads/other	(225)	(200)
Enterprise value	**1,080**	**1,305**
Other liabilities	(100)	(50)
Net cash at 30 June 2003	75	80
Value of net assets	**1,055**	**1,335**

The valuation represents the full underlying value of VRL, and exceeds the expected share market value of VRL in the absence of a takeover offer or other similar transaction. VRL has been valued by aggregating the estimated market value of its operating businesses and its 59.7% shareholding in Austereo, adjusting for corporate overheads and non-trading liabilities and adding net cash. Limited recourse borrowings relating to each of the businesses, including the borrowings related to VRL's production business, have been included in the valuation of each business. Net cash is based on Village Roadshow's balance sheet as at 30 June 2003. The principal approach to valuing Village Roadshow's major businesses was capitalisation of earnings. Discounted cashflow analysis was undertaken as a secondary check.

- **The Offer represents a deep discount to estimated underlying value.**

  Assessments of underlying value represent an estimate of the value that could be realised on a change of control. In the event of a takeover of VRL, it is likely that holders of Preference Shares would receive the same price as holders of ordinary shares. Accordingly, Grant Samuel believes that, for the purpose of this analysis, it is appropriate to allocate the estimated full underlying value of VRL equally as between the ordinary shares and Preference Shares. On this basis, the estimated underlying value per share (for both ordinary shares and Preference Shares) is as follows:

Village Roadshow – Underlying Value per Ordinary and Preference Share

	Low	High
Value of net assets	**1,055**	**1,335**
Ordinary shares on issue (millions)	234.9	234.9
Preference Shares on issue (millions)	250.2	250.2
Total shares on issue (ordinary and preference) (millions)	485.1	485.1
Value per share ($)	**2.17**	**2.75**

  The value attributed to the Offer of $1.22-1.25 per Preference Share is substantially less than the estimated underlying value attributable to the Preference Shares of $2.17-2.75 per share. If the Proposal proceeds, there will be a significant value transfer from holders of Preference Shares to holders of ordinary shares.

- **Assessments based on underlying value are of only limited relevance.**

  Comparisons between the value of the Offer and the estimated underlying value of the Preference Shares are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, other than in circumstances in which a successful takeover offer is made for VRL ordinary shares. Given the controlling shareholding in VRL held by Village Roadshow Corporation Limited ("VRC"), a company associated with the Kirby family and Mr Graham Burke, shareholders' prospects of realising full underlying value through a takeover offer appear remote. Even if VRC was prepared to accept a takeover offer, third parties may not offer full underlying value for VRL. The value of many of VRL's businesses depends, at least in part, on relationships with Warner Bros., and a change of control could affect value, potentially materially. It is possible that VRC could seek to privatise VRL at some future time. However, given the existing controlling shareholding and the limited prospect of a competing offer, there would be no need for any privatisation bid to be made at a price reflecting full underlying value.

- **The Proposal will deliver a disproportionate share of market value to holders of Preference Shares.**

  The Preference Shares have historically traded at a discount of approximately 10-25% to the ordinary share price. However, this discount has widened significantly since July 2002. As a consequence, the share of total VRL market capitalisation represented by the Preference Shares has fallen significantly, from around 47% in early July 2002 to an approximate range of 35-43% between November 2002 and July 2003. Based on the value attributed to the Offer, the Proposal delivers a significantly greater proportion of market value to the holders of Preference Shares than this range of 35-43%. On the basis of the ordinary share price at 27 July 2003 (immediately before the offer was announced), holders of Preference Shares will receive value representing approximately 52% of total VRL market value.

- **In the absence of the Proposal it is likely that the price of Preference Shares would trade well below the value of the Offer.**

  Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.22-1.25, at least in the short term. There has been heavy trading in Preference Shares since the announcement of the Proposal. The shares have traded in the range $1.03-1.10, presumably in part because of uncertainty as to whether the Proposal will be approved. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

There can be no certainty that, even in the medium term, Preference Shares would trade at above $1.22-1.25. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments.

- **Acceptance of the Proposal will mean that holders of Preference Shares will be foregoing upside potential.**

  The Proposal will result in a crystallisation of the value of Preference Shares at well below full underlying value. By definition, this means that holders of Preference Shares will be giving up access to upside potential. This upside could be significant. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income yield could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. These investors would be aligning themselves with the interests of the holders of ordinary shares.

  However, there can be no assurance that such a strategy would deliver higher value than the Proposal. In Grant Samuel's view, based on current market conditions, it is likely that, at least in the short to medium term, the Preference Shares would trade at prices well below the value attributed to the Offer of $1.22-1.25 per share. Most of VRL's businesses are now essentially mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments. The capital and shareholder structure of VRL could continue to depress share values.

  Even if holders of Preference Shares did ultimately realise value in excess of the value attributed to the Offer, there can be no guarantee that such additional value would compensate them for the time value of money lost through not accepting the Proposal. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could reinvest the proceeds received under the Proposal in VRL ordinary shares.

- **There are a number of other advantages and disadvantages to be considered.**

  In Grant Samuel's view, VRL's current capital structure is likely to depress its market value. The dividend entitlement of the Preference Shares means that, if VRL makes any dividend payment to the ordinary shares, it is obliged to pay a minimum dividend to holders of Preference Shares of 10.175 cents per share, totalling approximately $25 million. The maximum dividend that VRL could pay to ordinary shareholders without increasing the preference dividend (preference shares are entitled to a dividend not less than 3 cents more than the dividend paid on the ordinary shares) is 7.175 cents per share, totalling approximately $16.5 million. Accordingly, the minimum dividend that VRL can pay that roughly preserves equity as between the ordinary shareholders and the holders of Preference Shares is around $41.5 million. At VRL's current and budgeted levels of profitability, VRL cannot comfortably fund this level of dividends out of annual earnings. The consequence is that it is more likely that VRL will pay no dividends (as was the case for the 2003 financial year). In turn, this is likely to reduce investor interest in VRL ordinary and Preference Shares. If the Proposal does not proceed, the disadvantage represented by VRL's capital structure will continue. Uncertainty about dividend payments is likely to continue to depress the price of both ordinary and Preference Shares.

  The Proposal will increase the financial risk of VRL. Repayment of the notes will substantially increase VRL's financial commitments over the next three years. On the basis of VRL's financial forecasts there is nothing to indicate that VRL should will not be able to comfortably fund repayment of the notes, having regard to projected cash flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, forecasts are inherently uncertain. In particular, VRL's film production business is potentially volatile. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks, including in relation to the film production business.

  In addition, holders of Preference Shares should understand that there are risks associated with the consideration offered under the Proposal. A substantial proportion of the value of the consideration

is, in effect, by way of notes rather than cash. Holders of the notes will be exposed to VRL credit risk and the value of the notes could vary.

- **Assessment of the Proposal requires a balancing of the opportunity to realise value in the short term through the Proposal against the uncertain possibility of realising greater value in the future.**

  The choice for holders of Preference Shares is, ultimately, whether to vote in favour of the Proposal and the immediate value that it will deliver, or whether to reject the Proposal in the expectation of realising greater value for their shares in the future. The decision requires a balancing of a number of factors:

  - the value of the Offer and the premium that it represents to the recent trading price of Preference Shares;
  - the likelihood of a fall in the price of Preference Shares in the short to medium term if the Proposal is rejected; and
  - the prospects for realising greater value in the longer term if the Proposal is rejected.

  In Grant Samuel's view, the magnitude of the premium offered and the trading in Preference Shares since announcement of the Proposal strongly suggest that Preference Shares would trade at prices well below the value attributed to the Offer if the Proposal is not approved. On the other hand, having regard to the difference between the value attributed to the Offer and the assessed underlying value of the Preference Shares, there is a real possibility that, at some time in the future, greater value could be realised for the Preference Shares than the value attributed to the Offer. However, there can be no certainty that this will occur. VRL's businesses are now generally mature, with modest growth prospects. VRL's film production business is inherently volatile. Moreover, the capital and shareholding structure of VRL are likely to continue to have a depressing effect on the share price. In Grant Samuel's view the relative certainty of the value offered under the Proposal is more attractive than the uncertain prospect of realising greater value at some time in the future.

- **In Grant Samuel's view the Proposal is in the best interests of the holders of Preference Shares.**

  Grant Samuel believes that holders of Preference Shares are likely to be better off if the Proposal is approved than if it is not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

4. Other Matters

A decision as to whether to vote in favour of the Proposal is a matter for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action that they should take in relation to the Proposal should consult their own professional adviser.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Table of Contents

1 Details of the Proposal

On 28 July 2003, Village Roadshow Limited ("VRL") announced that it will propose a scheme of arrangement with its A Class Preference shareholders that will result in the cancellation of all the A Class Preference Shares ("Preference Shares") on issue (the "Proposal"). The consideration offered under the Proposal is $1.25 cash for each Preference Share, of which $0.25 will be paid in cash and the balance of $1.00 applied to the issue of a three year unsecured note with an initial face value of $1.00 (the "Offer"). In effect, the Offer is $0.25 in cash and a three year unsecured note with a face value of $1.00 for each Preference Share.

The key terms of the unsecured notes are:

- a face value of $1.00 per note;
- three year maturity period, with repayment in three annual instalments as follows:
  - 33 cents on the first anniversary;
  - 33 cents on the second anniversary; and
  - 34 cents on the third anniversary.
- interest of 10% per annum (payable semi annually in arrears) on the face value outstanding;
- the notes (save for overdue interest) are subordinated to all secured, unsecured and other subordinated obligations of VRL but will rank in priority to shareholders of VRL;
- in the event of a payment default, there will be penalty interest of 15% per annum and note holders will have the right to elect to convert their notes back to Preference Shares (having substantially the same rights as the existing Preference Shares);
- the notes will not be convertible in the absence of a payment default;
- it is proposed that the notes (and any new Preference Shares into which they would convert on a payment default) be listed on the ASX; and
- the notes will be issued pursuant to a trust deed executed by VRL and with Equity Trustees Limited as an independent trustee and comply in all respects with Chapter 2L of the Corporations Act.

The Proposal will be effected through a scheme of arrangement and is subject to the approval of holders of Preference Shares and the Supreme Court of Victoria. The scheme of arrangement must be approved by a majority in number of the holders of Preference Shares who vote at the scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the meeting.

The Proposal involves the cancellation of the Preference Shares by way of a selective buy-back. This requires the approval by a special resolution of the ordinary shareholders of VRL who are not also Preference shareholders or associates of any of the Preference shareholders. The special resolution requires approval of at least 75% of the total number of shares voted at the meeting.

If the Proposal is implemented, all the Preference Shares will be cancelled. Holders of Preference Shares will effectively receive, for each Preference Share cancelled, $0.25 and one unsecured note.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

2 Scope of the Report

2.1 Purpose of the Report

The Proposal is subject to the Corporations Act and the ASX Listing Rules. In particular, the Scheme is subject to approval in general meeting by Preference shareholders pursuant to Section 411 of the Corporations Act ("Section 411") and by ordinary shareholders pursuant to Section 257D of the Corporations Act.

The buy-back must be implemented in accordance with the procedures prescribed by Division 2 of Part 2J.1 of the Corporations Act, including approval by special resolution of ordinary shareholders (who are not holders of Preference Shares or associates of holders of Preference Shares) in general meeting.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. The independent expert's report must state whether the scheme of arrangement is in the best interests of the shareholders the subject of the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the ASX Listing Rules, the Directors of VRL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare a report stating whether, in its opinion, the Proposal is in the best interests of holders of Preference Shares, as the shareholders the subject of the scheme.

This report has been prepared by Grant Samuel for the benefit of the Directors of VRL (and no other party) to assist them in making recommendations to shareholders in relation to the Proposal. It will accompany the Scheme Booklet to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Proposal is in the best interests of holders of Preference Shares.

Approval or rejection of the Proposal is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

2.2 Basis of the Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgment on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Proposal is to assess its overall impact on the holders of Preference Shares and to form a judgment as to whether the expected benefits to the shareholders outweigh any disadvantages and risks that might result.

The following factors, inter alia, have been considered in determining whether the Proposal is in the best interests of holders of Preference Shares:

- the underlying value of VRL;
- the value of the consideration offered;
- the terms of the Preference Shares;
- the existing shareholding structure of VRL;
- any other benefits of the Proposal;
- the likely market price and liquidity of Preference Shares in the absence of the Proposal; and
- the costs, disadvantages and risks of the Proposal.

2.3 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, share market, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based on financial and other information provided by VRL. Grant Samuel has considered and, except where it has relied on its own investigations, relied upon this information and its completeness, accuracy and fair presentation. VRL has represented in writing to Grant Samuel that the information relied upon was provided in good faith, was complete and was not then, and is not now, considered to be incorrect or misleading in any material aspect (subject to the fact that any forecasts, budgets and other forward looking statements are inherently uncertain and cannot be guaranteed or otherwise warranted by VRL). The information provided to Grant Samuel has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to the value of VRL. However, in preparing reports such as this, time is limited and Grant Samuel does not warrant that its enquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Except as expressly set out in this report, Grant Samuel has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided by VRL. In any event, an opinion as to whether a transaction is in the best interests of shareholders is more in the nature of an overall review rather than a detailed audit or investigation.

Grant Samuel has no reason to believe that any material facts have been withheld and VRL has confirmed in writing that it believes it has provided all relevant information of which it is aware but Grant Samuel does not represent that it has received all relevant information.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgments of management. This type of information was also evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of VRL. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the methods of accounting in previous years (except where noted or where required due to a change in accounting standards).

The information provided to Grant Samuel included a budget for VRL for the year ending 30 June 2004 and four year financial projections for the period to 30 June 2007. These were prepared by the management of VRL. Grant Samuel has used and relied on this budget and the projections for the purposes of its analysis. Grant Samuel has assumed that this budget and the projections were prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such estimates. Grant Samuel has assumed that this budget and the projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. The major assumptions underlying this budget

and the projections were reviewed by Grant Samuel in the context of current economic, financial and other conditions. The achievability of this budget and the projections is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the accompanying Scheme Booklet is complete, accurate and fairly presented in all material respects;
- the Proposal will be implemented in accordance with the terms; and
- the legal mechanisms to implement the Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analyses of factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

3 Profile of Village Roadshow Limited

3.1 Background

VRL was founded in 1954 as an owner-operator of drive-in cinemas. The drive-in cinema circuit was gradually expanded with the addition of more traditional cinemas in major population centres and during the 60s and 70s the company diversified into the related businesses of film production and distribution. During the 80s VRL was one of the pioneers in the development of multiplex cinema complexes, the forerunners of the high quality multiplexes currently in operation around the world. These multiplex cinemas have since become the industry standard for comfort, quality of sound and state-of-the-art projection technology.

A greater need for access to the capital markets culminated in 1988 in a stock market listing with a further capital raising in 1989. The last ten years have seen VRL diversifying further into complementary media and entertainment businesses with the purchase and development of theme parks and the acquisition and integration of the Triple M and Today radio networks to create the now listed Austereo Group Limited ("Austereo"). Since early 2000 the group has embarked on a major strategic program to refocus its operations and improve returns, especially on its film exhibition business. This program has seen a rationalisation of VRL's international film exhibition business, significantly reducing its geographic footprint. Including the movie production business in the US, VRL currently has operations in 21 countries.

An overview of the structure is shown below:


Village Roadshow Limited
Radio (Austereo)
Exhibition
Distribution
Production
Theme Parks
Triple M Network
Today Radio Network
Village Cinemas
Palace Cinemas
Leisure Investments
International Cinemas
Sea World
Movie World
Sea World Nara Resort
Wet 'n Wild Water World
Structure of Village Roadshow Limited (Major Businesses)

VRL has been in partnership with AOL Time Warner ("Warner Bros.") in several parts of the world for over thirty years. The relationship dates back to 1971 when VRL commenced distribution of Warner Bros. theatrical product in Australia and New Zealand. This partnership expanded and today includes:

- the film co-production program and associated distribution arrangements;
- all theatrical film distribution in Australia and New Zealand;
- exhibition partnerships in Italy and Taiwan;
- the Movie Network pay television channels; and
- joint interests in the Gold Coast theme parks.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

3.2 Principal Business Activities

3.2.1 Radio

VRL has a majority interest of 59.72% in Austereo, Australia's largest commercial FM radio network. Austereo owns the Triple M and Today networks, consisting of 14 radio stations across the Australian mainland capital cities and Newcastle.

Austereo has a 42.5% share of its target market (Australians under the age of 40 and living in a capital city) and is unmatched in its coverage of the Australian under 40 demographic.

In addition, Austereo has also expanded internationally through:

- a joint venture to provide services to five nationwide FM radio stations in Malaysia;
- the acquisition of Village 88FM, a radio station in Athens; and
- the establishment of a commercial services agreement with UKRD, a radio network in the United Kingdom.

Austereo also has interests in Australian direct marketing, advertising and program syndication. The company listed on the ASX in March 2001.

3.2.2 Exhibition

Film exhibition is a significant part of VRL and also its oldest business. From its modest beginning in 1954 the business grew substantially, operating in 20 countries by the mid 1990s. The division was one of the pioneers of the now global standard multiplex cinema complex and has also developed cinema concepts such as Gold Class, Cinema Europa and Vmax.

A renewed focus on territories with superior return characteristics has seen VRL embark on several acquisitions and divestments in recent years. A summary of these is presented below:

Exhibition Business - Recent Acquisitions and Disposals

Date	Description	(A$ million)
December 1999	Acquisition of further 25% interest in cinema business in Korea and Thailand	23
March 2000	Divestment of interest in Golden Harvest Entertainment (Hong Kong)	64
August 2000	Divestment of Hong Kong Cinema circuit	13
November 2000	Divestment of 8 multiplex cinemas in Germany	28
January 2001	Divestment of Staging Connections	9
June 2001	Divestment of French, Swiss and Hungarian cinema operations	61
July 2001	Acquisition of further 50% interest in 2 cinemas in Greece	25
March 2002	Divestment of Thailand, Malaysia and India operations	29
September 2002	Divestment of Korean operations	132
May 2003	Divestment of UK JV theatres	260

VRL now operates over 133 cinemas with 1,143 screens in 11 countries. Its major exhibition operations are in Australia, New Zealand, Italy and Greece. The exhibition division also manages a number of amusement centres, generally adjacent to its cinema complexes.

3.2.3 Theme Parks

VRL and Warner Bros. are 50/50 partners in Australia's largest theme park business, owning three of the country's major theme parks.

The three parks, all located on the Gold Coast in Queensland, are:

- Warner Bros. Movie World, Australia's leading tourist attraction;
- Sea World; and
- Wet 'n Wild Water World.

In excess of 3 million people visit these three parks each year, providing employment for up to 1,600 staff. VRL has a 25% interest in Sea World Nara Resort, one of the most popular resort hotels on the Gold Coast. The Warner Roadshow Movie World Studios, purpose-built film production facilities, are located next to the Warner Bros. Movie World theme park.

AOL Time Warner is a 50% partner in the theme park and film studios and also owns 25% of the Sea World Nara Resort.

3.2.4 Distribution

Roadshow Films is a 50/50 joint venture with Greater Union, a subsidiary of Amalgamated Holdings Limited. It distributes motion pictures to cinema and motion pictures, documentaries, television series and other filmed entertainment to pay per view, video on demand, video (both VHS and DVD), pay television and free to air television in Australia and New Zealand.

Roadshow Entertainment is the leading independent distributor of videos and DVDs to retail and rental chains. In addition, Roadshow Entertainment:

- has exclusive rights to distribute videos and DVDs for the ABC and BBC catalogues, Hi-5 and sports in association with Channel 9;
- has distribution rights for films from Village Roadshow Pictures, New Line and selected independent and Australian producers as well as ABC children's movies; and
- provides warehousing and distribution services to Warner Home Video and Paramount Home Entertainment.

Roadshow Television is also partnered with Warner Bros., Disney and MGM in The Movie Network, a pay TV movie channel distributor to all three pay television platforms in Australia. VRL also maintains distribution operations in Singapore and Greece.

3.2.5 Production

The Production Division has been involved in the co-financing and co-production of theatrical films with Warner Bros. and other major studios since 1998. Since then it has co-produced 32 films, including major box office successes such as *The Matrix, The Matrix Reloaded*, and *Ocean's Eleven*. VRL has recently announced a restructuring of its production business, including the arrangement of a US$900 million limited recourse facility to allow the Division to participate in the financing and production of a broader range of films, including bigger budget films.

3.3 Operating Performance

The historical and budgeted profit and loss of VRL are summarised in the following table:

VRL– Operating Performance ($ millions)

	Year ending 30 June				
	2000	2001	2002	2003	2004 Budget
Sales Revenue	623.8	660.3	699.8	1,263.7	n/a
EBITDA from continuing operations	**182.6**	**188.3**	**194.2**	**201.6**	**232.7**
Depreciation and amortisation	(70.8)	(56.0)	(54.4)	(151.3)	(485.1)
Production amortisation	9.1	11.4	7.2	101.3	462.0
EBITA from continuing operations	**120.9**	**143.7**	**147.0**	**151.6**	**209.6**
Amortisation of goodwill	(4.3)	(3.4)	(4.5)	(4.1)	(4.1)
EBIT from continuing operations	**116.6**	**140.3**	**142.5**	**147.5**	**205.5**
Net interest income/(expense)	(26.0)	(26.6)	(11.7)	(38.5)	(91.3)
Tax on unit trust/partnership	(3.5)	(9.0)	(3.9)	(3.5)	(3.5)
Goodwill on equity profits	(2.1)	(2.5)	(2.0)	(1.7)	(1.7)
Operating profit before tax from continuing items	**85.0**	**102.2**	**124.9**	**103.8**	**109.0**
Income tax expense	(10.7)	(23.2)	(30.0)	(25.6)	(33.6)
Outside equity interest	2.2	(5.4)	(21.5)	(17.2)	(16.3)
Profit after tax before significant items and discontinuing business	**76.5**	**73.6**	**73.4**	**61.0**	**59.1**
Significant items (net of tax)	(1.0)	49.5	(18.2)	(154.9)	0.0
Discontinuing businesses	-	(68.0)	(4.1)	67.9	(3.0)
Profit after tax and significant items	**75.5**	**55.1**	**51.1**	**(26.0)**	**56.1**
Sales revenue growth	-	*5.85%*	*5.98%*	*80.58%*	*n/a*
EBITDA growth	-	*3.12%*	*3.13%*	*3.81%*	*n/a*
EBITDA margin	*32.4%*	*28.52%*	*27.75%*	*15.95%*	*n/a*
EBITA margin	*22.7%*	*21.76%*	*21.01%*	*12.00%*	*n/a*

Source: VRL Annual Reports, VRL 2003 Financial Statements, VRL 2004 budget (which excludes potential impact of Scheme).

In reviewing the historical and budgeted 2004 operational performance of VRL, the following should be noted:

- sales revenue from continuing operations steadily increased from 2000 to 2002. The significant increase in sales revenue in 2003 relates to the acquisition in February 2003 of 100% of Village Roadshow Films (BVI) Limited ("VRF") by the production division (which previously had owned only 19.9% of VRF), and the subsequent consolidation of VRF's financial performance;
- between 2000 and 2003 VRL has exited several exhibition territories and other businesses, which have been disclosed as discontinuing operations from 2001. The results are stated as set out in the annual report for each year and have not been restated to reflect only continuing businesses at 2004;
- EBITDA from continuing operations remained flat between 2000 and 2001, despite poor results from the exhibition business, reflecting the impact of weak film product. The results of the exhibition business were offset to some extent by strong performance of all the other divisions, in particular Austereo;
- the results for 2000 include a number of businesses that were treated as discontinuing operations in 2001, in particular the cinema operations in Germany, Austria, France, Switzerland, Hungary and Malaysia, and some film production activities. The net loss incurred by these businesses in 2000 was approximately $39.9 million;
- the increase in EBITDA and operating profit before tax from continuing operations in 2002 can be attributed to the improved earnings of the exhibition division, resulting from stronger film product (particularly *Ocean's Eleven*, *Harry Potter*, and *Lord of the Rings*), and a strong contribution from Austereo;

- in 2003 reported EBITDA from continuing operations increased, principally due to strong results in the exhibition and distribution businesses, reflecting the impact of attractive film product including *The Matrix Reloaded*, *Harry Potter* and *Lord of the Rings*. These strong results were offset to some extent by a decline in Austereo's results, reflecting increased competition within the radio industry, and the impact of security concerns and the SARS virus on international tourism and the performance of the theme parks;
- profit from discontinued business in 2003 included the profit on the sale of the Korean exhibition business of $84.0 million, which was partially offset by losses incurred by cinema operations in Austria, Germany and Thailand, some film production losses and the attributable loss from Austereo Live;
- in 2002 interest expense halved as a result of the repayment of debt in the second half of 2001 from the proceeds of the Austereo float;
- earnings results for the 2003 year and budgeted earnings for 2004 are not directly comparable with results for the 2002 year, following the consolidation of 100% of VRF. The significant increase in interest expense for 2003 and the substantial further increase in budgeted interest expense for 2004 reflect interest charged on VRF's film finance facility;
- tax expense relates to tax paid by Austereo, tax paid in foreign jurisdictions and a provision for future tax payable. VRL expects to be in a tax-paying position for the 2004 financial year; and
- significant items incurred in the 2002 and 2003 financial years are summarised in the table below:

VRL – Significant Items ($ millions)

	Year ended 30 June	
	2002	**2003**
Profit from partial sale of controlled entity	4.9	-
Loss on currency devaluation – associate	(19.1)	-
Deferred expenditure written off	(4.0)	-
Provision for loss on disposal of UK	-	(5.3)
Provision against carrying value of international loans and assets	-	(73.0)
Provision for Deferred Tax	-	(29.0)
Production – write off of set up and financing costs	-	(49.3)
Other	-	1.7
Total Significant Items	(18.2)	(154.9)

Source: VRL Annual Reports, VRL 2003 Financial Statements

The following table analyses VRL's 2003 reported profit and loss by division:

VRL – Reported Operating Performance by Division for the Year Ended 30 June 2003 ($ millions)

	Cinema Exhibition	Theme Parks	Radio	Film Production	Film Distribution	Other	Total
Sales Rev	388.1	14.4	221.3	629.8	n/a	10.1	1,263.7
EBITDA	61.4	20.8	83.1	52.7	11.1	(27.5)	201.6
Depreciation & Amortisation	(39.1)	(3.9)	(8.8)	(0.5)	(1.3)	(2.2)	(55.8)
EBIT	22.3	16.9	74.3	52.2	9.8	(29.7)	145.8
Interest	(10.1)	(2.6)	(11.5)	(41.2)		26.9	(38.5)
Tax on equity profits	(0.2)	(2.8)			(0.5)		(3.5)
Significant/discontinuing	1.4		(14.4)	(52.4)			(65.4)
Profit before tax	**13.4**	**11.5**	**48.4**	**(41.4)**	**9.3**	**(2.8)**	**38.4**

Source: VRL

In reviewing the table above, the following should be noted:

- the divisional performance set out above represents VRL's reported earnings from each of its businesses. In some cases, this differs from VRL's effective interest in the underlying EBITDA and EBIT of the relevant businesses, given that VRL has various joint venture interests that it does not consolidate. For these joint venture interests VRL accounts only for its share of net profit after tax (rather than its share of EBITDA and EBIT);

- the operating performance of each of the divisions, including underlying business performance, is discussed in sections 4 and 5 below;
- "other" includes corporate costs (including the corporate head office), central treasury costs and other miscellaneous businesses such as the car park at the Jam Factory in Melbourne.

Earnings and dividends per ordinary share and Preference Share for the financial years from 2000 to 2003 are summarised below:

VRL - Earnings and Dividends Per Share

	Year ended 30 June			
	2000	**2001**	**2002**	**2003**
Earnings available to ordinary and preference shareholders ($ millions)	75.5	55.1	51.1	(26.1)
Dividend payable to preference shareholders (cents)	23.7	24.4	25.6	-
Weighted average number of preference shares (millions)	220.6	237.1	246.5	251.2
Dividends per preference share (cents)	*10.18*	*10.18*	*10.18*	-
Dividends payable to ordinary shareholder (cents)	16.9	16.9	-	-
Weighted average number of ordinary shares (millions)	236.1	236.1	235.8	235.2
Earnings per ordinary share (cents)	*21.9*	*13.0*	*10.8*	*(11.1)*
Dividends per ordinary share (cents)	*7.2*	*7.2*	-	-

Source: VRL Annual Reports, VRL 2003 Financial Statements

VRL's cashflows for the four years ended 30 June 2003 are summarised as follows:

VRL - Historical Cashflow ($ millions)

	Year ended 30 June			
	2000	**2001**	**2002**	**2003**
EBITDA from operations	182.6	188.3	194.2	201.6
Acquisition of films				(257.5)
Working capital and other adjustments	(10.8)	16.7	23.8	37.0
Cashflow from operations	**171.8**	**205.0**	**218.0**	**(18.9)**
Net proceeds/(payments) for property, plant and equipment	(190.3)	(57.3)	(79.8)	81.5
Proceeds/(payments) for associated entity loans	(84.8)	37.5	(41.4)	(404.8)
Net proceeds/(payments) for investments	100.5	282.9	(28.1)	244.3
Cashflow after investing	**(2.8)**	**468.1**	**68.7**	**(97.9)**
Net drawdown/(repayment) of borrowings	9.9	(183.2)	(34.0)	111.2
Proceeds from issue of shares	45.5	9.2	19.8	0
Payments for buyback of shares	-	-	(9.7)	(15.4)
Net dividends paid	(51.1)	(40.4)	(53.7)	(39.5)
Net interest paid	(15.2)	(16.4)	(1.7)	(31.8)
Income tax paid	(2.0)	(3.8)	(26.9)	(14.5)
Net increase in cash	**(15.7)**	**(233.5)**	**(37.5)**	**(87.9)**

Source: VRL Annual Reports, VRL 2003 Financial Statements

In reviewing the table above, the following should be noted:

- cashflows from operations increased between 2000 and 2002, reflecting growth in underlying EBITDA and positive movements in working capital;
- cashflows from operations decreased in 2003 as a result of the consolidation of VRF. The costs of film acquisitions are treated as payments to suppliers. Revenues earned from the films acquired are derived over several years, potentially resulting in significant timing differences;
- in 2000 VRL incurred significant capital expenditure in relation to the exhibition businesses in Germany, the UK, Greece, France and Switzerland;
- the net proceeds on realisation of investments and divestment of property, plant and equipment in 2003 relate to the divestment of VRL's cinema circuits in the UK and Korea;
- the large cash outflow in 2003 for loans to associated entities relates mainly to the funding of VRF as part of the financial restructuring of that entity;

- tax payments in 2002 and 2003 were made by Austereo and in offshore jurisdictions; and
- interest payments in 2002 reduced to $1.7 million as a result of the significant repayment of debt in 2001. Interest payments rose significantly in 2003 to $31 million due to the consolidation of VRF and its substantial debt.

3.4 Financial Position

The balance sheets of VRL as at 30 June 2002 and 30 June 2003 are summarised below:

VRL – Financial Position ($ millions)		
	Year ended 30 June	
	2002	2003
Trade debtors	217.6	298.3
Inventories	2.8	2.8
Creditors and non-tax provisions	(377.2)	(308.0)
Provision for income tax	(7.0)	(9.9)
Net working capital	**(163.8)**	**(16.8)**
Non-current receivables	342.1	205.7
Property, plant and equipment	448.8	280.8
Radio licences	465.0	464.7
Film costs		1,112.9
Intangibles	50.6	77.3
Investments	348.0	124.1
Provisions	(54.1)	(38.8)
Deferred tax liabilities (net)	(65.6)	(99.4)
Convertible notes	(25.6)	(25.6)
Non-current payables	(77.4)	(62.5)
Other	(46.2)	120.3
Capital employed	**1,221.8**	**2,142.7**
Cash	265.7	177.7
Borrowings	(285.8)	(1,242.4)
Net borrowings	(20.2)	(1,064.7)
Shareholders' funds	**1,201.6**	**1,078.0**
Austereo minority interests	*(142.7)*	*(120.7)*
VRL shareholders' funds	**1,058.9**	**957.3**
Gearing (net borrowings/(shareholders' funds plus net borrowings))	*1.6%*	*49.7%*

Source: VRL 2002 Annual Report, VRL 2003 Financial Statements

In analysing the above balance sheets the following should be noted:

- debt at 30 June 2003 was substantially higher than debt at 30 June 2002, reflecting consolidation for the first time of VRF, which had net debt at 30 June 2003 of $1.01 billion;
- film production costs were consolidated onto VRL's balance sheet for the first time as at 30 June 2003; and
- the disposal of the UK and Korean exhibition businesses resulted in a decrease in investments, non-current receivables and property, plant and equipment.

VRL is rated by Moody's Investors Service. VRL has a corporate rating of Ba3 and its redeemable notes currently on issue (Perpetual Redeemable Income Debt Instruments Exchangeable for Stock ("PRIDES")) are rated B2.

The table below shows the balance sheet at 30 June 2003, separated into Austereo, VRL Films and other VRL divisions:

VRL – Financial Position at 30 June 2003 ($ millions)

	Austereo	VRF	VRL Other Divisions	2003
Trade debtors	46.2	134.9	117.2	298.3
Inventories	-	-	2.8	2.8
Creditors and non-tax provisions	(35.4)	(146.0)	(126.6)	(308.0)
Provision for income tax	(9.5)		(0.4)	(9.9)
Net working capital	**1.3**	**(11.1)**	**(7.0)**	**(16.8)**
Non-current receivables	10.9	-	194.8	205.7
Property, plant and equipment	26.4	-	254.4	280.8
Radio licences	464.7	-	-	464.7
Film costs	-	1,112.9	-	1,112.9
Intangibles	5.0	-	72.3	77.3
Investments	15.0	-	109.1	124.1
Provisions	(14.8)	-	(24.0)	(38.8)
Deferred tax liabilities (net)	4.2	-	(103.6)	(99.4)
Convertible notes	-	-	(25.6)	(25.6)
Non-current payables	(5.2)	-	(57.3)	(62.5)
Other	0.8	105.6	13.9	120.3
Capital employed	**508.3**	**1,207.4**	**427.0**	**2,142.7**
Cash	0.9	1.3	175.5	177.7
Borrowings	(162.7)	(1,012.1)	(67.6)	(1,242.4)
Net cash / (borrowings)	(161.8)	(1,010.8)	107.9	(1,064.7)
Shareholders' funds	**346.5**	**196.6**	**534.9**	**1,078.0**
Minority interests in Austereo	**(120.7)**			**(120.7)**
Shareholders' funds	**225.8**	**196.6**	**534.9**	**957.3**

Source: VRL and VRL 2003 Financial Statements

The net assets in VRF represent the equity contributed by VRL (US$170 million) by way of subordinated loans and security deposit, less cash returned to VRL.

The segmented balance sheet shows that, while VRL's consolidated balance sheet appears highly geared, after exclusion of the limited recourse debt in VRF VRL has a reasonably conservative capital structure. Austereo's gearing is approximately 31% based on balance sheet values and significantly lower based on the market value of Austereo's business. VRL (excluding VRF) had net cash at 30 June 2003.

As at 30 June 2003 VRL had exposure to a number of third party borrowings in addition to those reported on its balance sheet. These are summarised below:

VRL – Off-Balance Sheet Net Debt ($ millions)

Borrower	Description	VRL Share Net Debt A$
Exhibition		
Village Cinemas SA (Argentina)	Loan guaranteed to 77% by VRL	49.9
Golden Village (Multiplex) P/L (Singapore)	Loans partly guaranteed by VRL	4.1
Ballarat Cinemas Pty Ltd	Bank loan	1.7
Theme Parks		
Sea World Property Trust	Financing facility	31.7
Sea World Nara Resort	Financing facility	5.8
Sea World Property Trust/ Warner Bros. Property/ VRS Holdings	Financing facility	3.4
Distribution		
Roadshow Distributors Pty Ltd	Deed of assignment over Roadshow receivables	(5.3)
TOTAL		**91.2**

Source: VRL

3.5 Contingent Liabilities

Since 1997 VRL has been the subject of a number of ATO tax audits, in relation to a number of film production transactions entered in to by VRL in the 1990's and its carried forward tax loss position. In 1999 the ATO issued a number of assessments totalling approximately $56.6 million, which VRL disputed and eventually resolved in 2003 with only a nominal taxation liability.

The ATO has issued additional amended assessments with potential maximum exposure to VRL of approximately $116 million at 30 June 2003. VRL is confident that the assessments can be successfully challenged. VRL considers that its general provision for taxation liability of $121 million is adequate.

On 22 September 2003, VRL announced that it had received a statement of claim on behalf of a former executive (Peter Ziegler) against VRL for more than $148 million. On the basis of legal advice, VRL strongly believes that the amount claimed by Mr Zeigler is fanciful and that the termination claim will fail entirely. The Directors have confirmed that, in their opinion, the claim will have no material impact on the company.

3.6 Capital Structure

VRL had 234.9 million fully paid ordinary shares and 250.2 million Preference Shares on issue as at the date of this report. The company also had 418,850 convertible perpetual debt securities ("PRIDES") on issue in the United States.

The following table sets out the major holders of ordinary shares in VRL at 31 August 2003:

VRL – Top 10 Ordinary Shareholders

Shareholders	Number of Shares 000s	Holding %
Village Roadshow Corporation Ltd	111,820	47.60
Granada Danmark A/S	42,331	18.02
ANZ Nominees Ltd	20,031	8.52
Westpac Custodian Nominees Ltd	8,515	3.62
Canberra Theatres Ltd	6,544	2.79
JP Morgan Nominees Australia Ltd	3,772	1.61
Citicorp Nominees Pty Ltd	2,991	1.27
National Nominees Ltd	2,130	0.91
Queensland Investment Corporation	1,766	0.75
HSBC Custody Nominees (Australia) Ltd	1,473	0.63
Top ten shareholders	**204,355**	**87.00**
Other shareholders	30,548	13.00
Total	**234,903**	**100.00**

Source: VRL

The Preference Shares have the following significant characteristics:

- no voting rights at any general meeting except on proposals where the rights of Preference shareholders, capital reductions, or the wind-up of the company are at issue;
- a priority on winding up relative to the ordinary shares of $0.50 per Preference Share;
- an equal right with ordinary shares to participate in the distribution of any surplus assets (after payment of $0.50 per ordinary share) during a winding-up of the company;
- priority to all other classes of shares to a non-cumulative annual dividend being an amount equal to the greater of:
  - 10.175 cents; or
  - the amount of all dividends payable on ordinary shares in the financial year plus three cents.
- on the basis of legal advice obtained by VRL, no absolute entitlement to a dividend. Accordingly, if no dividend is declared on the ordinary shares the Preference Shares have no right to a dividend. VRL has announced that it will not pay preference dividends in respect of

the 2003 financial year. However, if any dividend is declared on the ordinaries then the Preference Shares are entitled to a dividend of 10.175 cents per share or the ordinary dividend plus three cents, whichever is the higher;

- the right to participate in new issues of shares in the same proportion as other share classes;
- the Preference Shares will convert to ordinary shares when a takeover offer has been made in relation to the ordinary shares in the company and:
  - in the event of an off market offer the offer is unconditional, and the directors of VRL make a statement recommending acceptance of the offer; or
  - where an on market cash offer has been announced and the directors of VRL make a statement recommending that shareholders sell their shares on-market or indicate that they will sell their own shares on-market.

The following table sets out the major Preference shareholders in VRL at 31 August 2003:

VRL – Top 10 Preference Shareholders

Shareholders	Number of Shares 000s	Holding %
Westpac Custodian Nominees Limited	30,662	12.25
Permanent Trustee Australia Limited	27,786	11.10
JP Morgan Nominees Australia Limited	24,297	9.71
RBC Global Services Australia Nominees Pty Limited (RA Account)	22,404	8.95
National Nominees Limited	12,940	5.17
ANZ Nominees Limited	12,927	5.17
RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	10,267	4.10
IOOF Investment Management Limited	10,176	4.07
Queensland Investment Corporation	7,754	3.10
Permanent Trustee Australia Limited	5,900	2.36
Top ten shareholders	**165,113**	**65.98**
Other shareholders	85,102	34.02
Total	**250,215**	**100.00**

Source: VRL

As at 31 August 2003 the top ten ordinary shareholders of VRL held approximately 87% of the shares in the company. There are three substantial shareholders:

VRL – Substantial Shareholders

Shareholder	Number of Shares 000s	Holding %
Village Roadshow Corporation Ltd	118,645	50.51
Graham William Burke	118,647	50.51
Granada Media plc	42,331	18.02

Source: VRL

Village Roadshow Corporation Limited ("VRC") is a company associated with the Kirby family and Graham Burke. Mr. Robert Kirby is the Chairman and an executive director of VRL. Mr. John Kirby is the Deputy Chairman and an executive director of VRL. Mr. Graham Burke is Managing Director of VRL and has a relevant interest in the shares in which VRC has a relevant interest.

The PRIDES are US-issued subordinated perpetual debt securities with a face value of US$50.00 that:

- are convertible into Preference Shares at the option of the holder until 30 April 2008. Upon conversion VRL may elect to deliver either Preference Shares or their cash equivalent in US Dollars;
- pay semi-annual interest at a rate of 6.5% pa with no stated maturity; and
- are redeemable by VRL for cash after 30 April 2008.

VRL has recently bought back 162,100 PRIDES at a 36% discount to face value.

A number of options over ordinary shares have been issued to the Managing Director of VRL pursuant to a special resolution of the shareholders on 15 May 2001. These options, which are all currently out of the money[1], are summarised below:

VRL – Options Outstanding

Expiry Date	Exercise Price	Number of Options
30 November 2007	3.00	2,000,000
30 November 2007	4.00	2,000,000
30 November 2007	5.00	2,000,000

Source: VRL

3.7 Sharemarket Performance

The price movements and trading volumes of VRL ordinary shares since 1 January 1998 are summarised below:

VRL – Ordinary Share Price History

		Share Price ($)			Average Weekly Volume (000's)
		Close	High	Low	
Yearly:	1998	2.75	4.75	2.50	1,040
	1999	3.00	3.29	2.46	1,020
	2000	1.69	3.08	1.50	723
	2001	1.89	2.07	1.18	1,090
	2002	1.33	2.20	1.11	1,860
Monthly	January	1.26	1.37	1.26	425
	February	1.13	1.28	1.11	826
	March	1.10	1.13	0.98	973
	April	1.55	1.55	1.10	785
	May	1.18	1.65	1.11	2,510
	June	1.21	1.33	1.14	1,820
	July	1.29	1.35	1.19	548
Week ending:	6 June 2003	1.16	1.19	1.14	1,418
	13 June 2003	1.27	1.33	1.16	1,618
	20 June 2003	1.24	1.29	1.23	2,538
	27 June 2003	1.23	1.25	1.19	1,705
	4 July 2003	1.20	1.23	1.19	407
	11 July2003	1.23	1.24	1.19	559
	18 July 2003	1.24	1.27	1.21	983
	25 July 2003	1.24	1.24	1.22	242
	1 August 2003	1.30	1.35	1.29	8,144
	8 August 2003	1.27	1.30	1.23	1,176
	15 August 2003	1.32	1.32	1.25	2,450
	22 August 2003	1.37	1.45	1.37	1,540
	29 August 2003	1.42	1.42	1.34	1,020
	5 September 2003	1.42	1.45	1.42	1,858
	12 September 2003	1.40	1.49	1.38	1,891
	19 September	1.42	1.45	1.38	1,991

Source: IRESS

- VRL is included in a number of indices, including the ASX All Ordinaries (0.04%), ASX Media (0.19%), ASX Movies and Entertainment (0.24%) and ASX Small Industrials (0.28%). The index weightings are based on market parameters around the time this report was prepared.

The VRL share price generally declined between 1998 and 2002, reflecting the unwinding of VRL's unsuccessful international growth strategy. In 1999 the share price traded in a band between $2.50 and- $3.00. VRL sold its stake in Golden Harvest during 2000, followed by the sale of its Hong Kong cinema circuit. Announced pre-tax earnings of the exhibition division were 91% lower in the 2000 financial year, leading to a decline in the share price to end the year on $1.69. A number of profit downgrades in the media sector, the lower than expected Austereo IPO price and worse than expected half-yearly results put further pressure on the share price during the second half of the 2001 financial year. The takeover of Sea World Property Trust and the continued sell-off of the

[1] Options are considered 'out of the money' when the exercise price is greater than the share price.

cinema businesses in Switzerland, Hungary and Greece resulted in a strengthening share price towards the end of 2000/01. Overall market conditions and the announcement of a full year profit fall resulted in further share price declines during September and October 2001. On 7 June 2002 VRL announced the suspension of the ordinary dividend. This was followed by a 35% fall in the share price. Since January 2003 VRL ordinary shares have generally traded in the approximate range $1.10-1.30, rising to $1.64 in May following the announcement of the sale of VRL's 50% stake in the Warner Village UK cinema circuit as well as anticipated substantial returns from sequels to *The Matrix*. The share price subsequently fell to $1.10 following VRL's announcement on 14 May 2003 that no dividends would be paid for the 2002/03 financial year. Immediately prior to the announcement of the Proposal, the ordinary shares were trading in the range $1.23-1.24. Since the announcement of the Proposal the share price has strengthened, with ordinary shares recently trading over $1.40.

The VRL Preference Share price and volume of trading since 1 January 1998 are summarised below:

VRL – Preference Share Price History

		Share Price ($)			Average Weekly Volume (000's)
		Close	High	Low	
Yearly:	1998	2.04	3.62	2.00	1,760
	1999	2.59	3.05	2.00	2,020
	2000	1.46	2.57	1.15	2,160
	2001	1.62	1.72	0.96	2,660
	2002	0.70	1.81	0.67	4,280
Monthly 2003:	January	0.66	0.75	0.65	2,880
	February	0.67	0.69	0.58	4,120
	March	0.75	0.75	0.61	4,040
	April	1.05	1.05	0.73	4,820
	May	0.67	1.05	0.63	7,970
	June	0.75	0.81	0.66	3,530
	July	1.07	1.13	0.73	2,800
	August	1.10	1.10	1.03	22,360
Week ending:	6 June 2003	0.69	0.70	0.66	3,073
	13 June 2003	0.73	0.73	0.66	3,376
	20 June 2003	0.80	0.80	0.69	4,892
	27 June 2003	0.75	0.81	0.73	2,791
	4 July 2003	0.77	0.78	0.73	2,104
	11 July2003	0.78	0.79	0.77	1,387
	18 July 2003	0.83	0.84	0.75	4,832
	25 July 2003	0.83	0.84	0.80	2,863
	1 August 2003	1.07	1.13	0.92	72,684
	8 August 2003	1.04	1.07	1.03	14,286
	15 August 2003	1.05	1.05	1.03	7,478
	22 August 2003	1.09	1.09	1.05	14,485
	29 August 2003	1.10	1.10	1.08	2,843
	5 September 2003	1.10	1.10	1.09	10,983
	12 September 2003	1.08	1.10	1.08	40,154
	19 September 2003	1.10	1.10	1.08	8,886

Source: IRESS

The Preference Share price performance has generally followed that of the ordinary shares. Significant falls in 2000 and 2002 related respectively to lower than expected earnings results and suspension of the ordinary share dividend. The Preference Shares generally traded between $0.70 and $0.80 for the first six months of 2003 and were trading in the range $0.82-0.83 immediately prior to the announcement of the Proposal. The Preference Shares have generally traded in the range $1.03-1.10 following the announcement of the Proposal.

The following graph illustrates price movements and trading volumes for VRL ordinary and Preference Shares since January 1998.


Village Roadshow - Share Price and Monthly Trading Volume
January 1998 to August 2003
Volume (000s)
Share Price ($)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03
Ordinary shares
Preference shares

Source: IRESS

Over the period from January 1998 to July 2003, the Preference Shares have traded at a discount to the ordinary shares. Trading volumes were generally higher for the Preference Shares than for the ordinary shares, reflecting the substantially greater free float of the Preference Shares. The discount, both in percentage and in absolute terms, is presented below:


Village Roadshow - Preference Share Price Discount to Ordinary Share Price
Discount
Discount size ($)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03
Discount amount

Source: IRESS

The relative performance of VRL ordinary shares, the ASX All Ordinaries Index, the ASX Media Index and the ASX Hotels, Restaurants and Leisure Index is summarised in the graph below:


Village Roadshow vs All Ordinaries Index vs Media Index vs Hotels, Restaurants and Leisure Index
March 2000 to July 2003
160
140
120
100
80
60
40
20
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
ASX All Ordinaries Index
Village Roadshow
ASX Media Index
ASX Hotels, Resturants and Leisure Index

Source: IRESS

The chart illustrates that VRL shares underperformed both the All Ordinaries Index and the Hotels, Restaurants and Leisure Index in the period from March 2000 to July 2003. The VRL share price has tracked the Media Index closely in the July 2001 to July 2003 period. The underperformance of the VRL share price relative to the Hotels, Restaurants and Leisure Index is explained in part by the strong performance of the gaming businesses of Tabcorp, TAB and Jupiters, which comprise over 80% of the index.

4 Profile of Austereo

4.1 Background

Austereo was first listed on the ASX in July 1994 following an initial public offer of 68.8 million shares at 90 cents. At the time, Austereo owned a network of capital city radio stations, including 2DAY FM in Sydney and FOX FM and GOLD 104 FM in Melbourne. In July 1993, VRL acquired the four station Triple M network (2MMM Sydney, 3MMM Melbourne, 4MMM Brisbane and 6MMM Perth) from the receivers of Hoyts Media Limited for $88 million. In August 1993, VRL acquired KAFM Adelaide and it was relaunched as 5MMM in January 1994, completing the Triple M capital city network.

Between July and September 1994, VRL acquired 14.3 million shares in Austereo (representing a 14.1% interest) and on 16 September 1994 announced a takeover offer for Austereo at $1.20 per share. Following negotiations, a merger of Austereo and the Triple M network was announced under which Austereo acquired the Triple M network from VRL in exchange for 52.5 million shares in Austereo (taking VRL's shareholding in Austereo to 42.2%) and 6 million options to subscribe for shares in Austereo at a price of $1.50 per share exercisable by 21 July 1999. In addition, Austereo assumed $65 million in net borrowings owed by the Triple M network. VRL also made a proportional takeover offer for 20% of each Austereo shareholding at a price of $1.75 per share acquiring 18.4 million shares and taking its interest in Austereo to 53.4%.

In May 1995, Austereo sold Melbourne station GOLD 104 FM to the Australian Radio Network ("ARN") to comply with the two stations per market limit set by The Broadcasting Services Act 1992 (Cth) ("Broadcasting Services Act") and administered by the Australian Broadcasting Authority ("ABA").

In January 1996, Austereo acquired two Newcastle radio stations, KO FM 102.9 (the market leader) and NX FM 106.9. In March 2002, Austereo entered into a 50:50 joint venture with RG Capital Radio Limited ("RG Capital") by selling it a 50% interest in the Newcastle stations. In March 1997, Austereo announced a 50:50 joint venture with ARN for the joint operation of their FM radio stations in Canberra. The joint venture owns and operates FM 104 (originally owned by Austereo) and MIX 106.3 (originally owned by ARN).

In May 1997, acquired the minority interests in Austereo through a takeover offer at $2.55 per share.

In September 1997, Austereo acquired the Perth stations PMFM and 94.5FM from interests associated with Mr Jack Bendat and sold 6MMM to Southern Cross Broadcasting (Australia) Limited ("Southern Cross").

In January 2001, VRL announced its intention to refloat Austereo. Austereo was relisted on the ASX in March 2001 through the issue of 191.4 million shares, representing a 42.5% interest, at a price of $1.85. VRL retained a controlling interest of 57.5% in Austereo. The $315 million raised through the partial float of Austereo was used by VRL to reduce debt.

Over the last five years, Austereo has diversified internationally, primarily by providing intellectual property and technical services through local partnerships, alliances and arrangements. To date, Austereo has entered into a joint venture arrangement in Malaysia and has made investments in radio broadcasting businesses in the United Kingdom and Greece.

In addition to radio broadcasting, Austereo has developed a number of related revenue streams including AustereoTV (a 50:50 joint venture between Austereo and production company Screenhog to develop programs around key on air talent and synchronise on air promotions), a 50% joint venture interest in the direct marketing group the Simon Richards Group ("Simon Richards") and a 50% joint venture interest in mcm entertainment, a radio and television program production and international syndication business.

4.2 Industry Overview

4.2.1 Structure

Australia's radio broadcasting industry consists of a mix of privately owned commercial stations, government owned stations (operated by the ABC and SBS) and community not-for-profit stations broadcasting on both the AM and FM bands. Only the commercial stations sell significant advertising time. Accordingly, while the government owned and community stations do not compete directly with commercial broadcasters, they do impact on audience levels.

There are currently more than 250 commercial radio stations broadcasting in Australia, although the majority of these operate in regional markets. The number of commercial radio stations in each of the five largest metropolitan centres in Australia (which dominate advertising revenue) is shown in the following table:

Analysis of Commercial Radio Stations

Market	% of Radio Advertising Revenue[2]	AM	FM	Total
Sydney	27.1%	5	5	10
Melbourne	18.0%	5	5	10
Brisbane	9.1%	4	3	7
Adelaide	6.6%	2	3	5
Perth	6.4%	2	4	6
Total Five City Metropolitan	**67.3%**	**18**	**20**	**38**
Other	32.7%	90	124	214
Total Australia	**100.0%**	**108**	**144**	**252**

Source: ABA

Commercial radio signals are broadcast on both the AM and FM bands. Thr FM band was introduced for commercial radio in 1980 and offers a number of technical advantages in terms of sound quality delivered and reliability. The FM band is therefore attractive for radio stations with a music based format. It is less important for those stations with a news/talk format. Music radio stations that have remained on the AM band are generally oriented towards "hits and memories" or "easy listening" formats that target the 40+ demographic.

FM radio stations also generate a significantly larger proportion of advertising revenue compared to AM radio stations. ABA broadcasting results for 2001/02 indicate that in the five city metropolitan market, the 20 FM radio stations generated $331.1 million, representing 72.5% of the total advertising revenue generated in the five city metropolitan market. The 20 AM radio stations generated $125.7 million or 27.5% of total advertising revenue generated in the five city metropolitan market.

[2] Based on ABA radio broadcasting results for 2001/02.

4.2.2 Commercial Radio Participants

In the 10 years since deregulation of the radio broadcasting industry in 1992, a number of national networks have been developed. There are four major commercial radio broadcasters with metropolitan networks: Austereo, ARN, DMG and Southern Cross. All four have established national metropolitan networks through aggregation:

Metropolitan Commercial Radio Networks

Owner	Audience Reach	Location	Radio Stations
Austereo	63.0%	Sydney	2DAY FM, Triple M
		Melbourne	FOX FM, Triple M
		Brisbane	B105 FM, Triple M
		Adelaide	SA FM, Triple M
		Perth	92.9 FM, MIX 94.5 FM
		Canberra[3]	FM104.7, MIX 106.3 FM
		Newcastle[4]	KO FM, NX FM
ARN	61.8%	Sydney	101.7 WSFM, MIX 106.5 FM, The Edge 96.1[5]
		Melbourne	GOLD104.3 FM, MIX101.1 FM
		Brisbane[6]	4KQ AM, New97.3 FM
		Adelaide	5DN AM, MIX102.3 FM
		Perth[5]	Nova 93.7 FM
		Canberra[2]	FM104.7, MIX106.3 FM
DMG	58.5%[7]	Sydney	Nova 96.9 FM
		Melbourne	Nova 100 FM
		Brisbane[5]	New97.3 FM
		Adelaide	FIVEaa AM
		Perth[5]	Nova 93.7 FM
Southern Cross	52.6%	Sydney	2UE AM
		Melbourne	3AW AM, Magic 963 AM
		Brisbane	4BC AM, 4BH AM
		Perth	6PR AM, 96fm

Source: ABA

ARN is a joint venture between APN News & Media Limited and Clear Channel International. Clear Channel International owns and operates, with its partners, more than 250 radio stations in Mexico, Australia, New Zealand and Europe. ARN has a dual brand strategy with a MIX and Classic Hits stream operating in most Australian capital cities. MIX is a contemporary format aimed at males and females aged 25-44 and Classic Hits is targeted at 35-54 year old males and females.

DMG Radio Australia Pty Ltd ("DMG") is 100% owned by listed United Kingdom media group, Daily Mail and General Trust plc. DMG is a relatively new entrant to the Australian commercial radio broadcasting market, having commenced operations in October 1996 with the purchase of Broadcast Media Group and radio station FIVEaa. DMG's strategy has been to acquire existing stations and networks as well as create new commercial radio stations through acquiring new licences at auctions. To date, DMG has acquired 64 licences across five states, predominantly in regional Australia. It has also acquired new capital city commercial FM licences in Sydney and Melbourne and is a 50% shareholder in the new Brisbane and Perth radio stations.

Southern Cross has the only national talk radio network covering Australia's major capital cities and primarily provides a mix of news, talk, opinion and sport. Magic 693 AM, 4BH

[3] Austereo and ARN each own 50% of these Canberra radio stations.

[4] Austereo and RG Capital each own 50% of these Newcastle radio stations.

[5] The ABA ruled that the purchase of The Edge 96.1 did not breach the two stations to a market rule as the 101.7 WSFM licence area was superimposed, to a major extent, on the overlapping Sydney and Katoomba licence areas.

[6] ARN and DMG each own 50% of Brisbane FM licence New97.3 FM and Perth FM licence Nova 93.7. New97.3 FM is operated by ARN and Nova 97.3 is operated by DMG.

[7] Excludes DMG's regional radio network. If DMG's regional radio network is included, its audience reach increases to 70.4%.

AM and 96fm are music stations. All of Southern Cross's radio stations are AM except for 96fm. All stations target older age groups except for 96fm, which is aimed at the 16-29 demographic.

RG Capital is also a major participant in the Australian commercial radio market. However, it operates predominantly in regional areas. RG Capital operates 36 commercial stations (26 FM and 10 AM) in 20 markets, primarily in Queensland but also with a presence in New South Wales, Victoria and Tasmania. Its major service is Sea FM.

4.2.3 Advertising Market

Commercial radio broadcasting in Australia generates almost all of its revenue from advertising, competing with other forms of media including newspapers, magazines, print media, television, outdoor and cinema. Since 1993, Australian main media advertising revenues have grown at an average rate of 4.7% per annum to $7.5 billion in the year ended 31 December 2002:


Main Media Advertising Revenue - 1993 to 2002
$ billions (total)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$ millions (radio)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year ended 31 December
Total Advertising Revenue
Radio Advertising Revenue

Source: CEASA Report for the year ended 31 December 2002

In the year ended 31 December 2002, commercial radio accounted for 9.2% of the Australian main media advertising market, representing total advertising revenues of $684.4 million. The Australian radio advertising market has grown each year over the last ten years, at an average rate of 5.5% (ie. at a greater average annual rate than the overall advertising revenue market). The radio advertising market also grew in the 2001 year (by 1.6%), when the overall advertising market declined by 6.9%.

Radio advertising is forecast to grow at an average annual rate of 2.9% to reach $809 million by 2007[*] based on improving economic conditions and the release of new commercial FM licences. This represents substantially lower growth than that achieved over the last 10 years and reflects a view that, in the absence of any new "killer development", radio is now a mature business.

[*] Australian Entertainment and Media Outlook: 2003-2007, June 1993, PricewaterhouseCoopers.

4.2.4 Regulation

Commercial radio stations operate under licences issued by the ABA in accordance with the Broadcasting Services Act. The key features of the Broadcasting Services Act are:

- there are no foreign investment restrictions other than the normal rules applying to all investors pursuant to the Foreign Acquisitions and Takeovers Act;
- cross media restrictions prevent owners of newspapers or television licences controlling more than 15% of a radio licensee operating in the same market; and
- any one party can control a maximum of two commercial radio broadcasting licences in a singe licence area.

The two licence rule has resulted in considerable structural change in the industry as it has a fundamental impact on operating economics. A radio station can be operated more cost effectively by an existing operator who can eliminate duplication in a number of areas.

The ABA has responsibility for planning and control of spectrum management and the issue of new licences. As part of this process the ABA reviews the radio services available in each designated broadcast area. As a result of reviews finalised by the ABA on a region by region basis progressively up to December 2001, the following new metropolitan commercial radio licences have been issued over the last two years:

New Commercial Radio Broadcasting Licences Allocated

Date Allocated	Licence Area	Amount Paid ($ millions)	Purchaser	Date Launched
July 2000	Sydney	155.0	DMG/GWR	April 2001
February 2001	Melbourne	70.0	DMG	December 2001
August 2001	Brisbane	67.0	DMG/ARN	October 2001
April 2002	Perth	25.0	DMG/ARN	December 2002

Source: ABA

The issue of these licences has had a considerable impact on the ratings of existing participants, particularly Austereo, as all of the licences have been acquired by DMG (alone or in conjunction with others) and it has established a network targeting a similar demographic to Austereo.

As part of the same review, the ABA announced an intention to issue additional new metropolitan licences over the next 12 months:

New Commercial Radio Broadcasting Licences to be Auctioned

Proposed Date of Auction	Licence Area
October 2003	Adelaide
April 2004	Sydney
April 2004	Brisbane
August 2004	Melbourne

Source: ABA Release, 22 July 2003

Both DMG and RG Capital have publicly confirmed their interest in bidding for the licences. DMG is primarily interested in Adelaide and Brisbane but has not ruled out bidding for licences in Sydney and Melbourne. RG Capital is most interested in the Brisbane licence. Austereo and ARN are not able to bid as they already own two stations in each of the four cities. The impact of the issue of new licences will be to increase competition in the respective markets for both audience and advertising revenue. The impact on Austereo will depend on the acquirer (ie. whether the licence becomes part of a network or is a stand alone operator) and the format and targeted demographic of the station launched.

At the 2001 Federal election, the Government committed to reform cross-media ownership restrictions and media specific foreign ownership restrictions in the Broadcasting Services Act. However, in June 2003 the Government's proposed Bill to effect these reforms was defeated in the Senate. The nature and extent of future cross-media and foreign ownership reform is uncertain.

4.2.5 Developments - Digital Radio Broadcasting

Digital radio technology will provide compact disc quality sound and much better reception (ie. better reach and less interference) than FM or AM radio. The Australian Government announced a framework for digital radio in 1998 and digital radio was introduced in Europe several years ago and in the United States this year. However, progress in Australia has been slow and there is no timetable for the introduction of digital radio in Australia.

The impact of the introduction of digital radio on existing commercial radio operators is difficult to predict. It is probable that existing broadcasters would be granted digital licences for their existing services but they would also be required to transmit their programs on FM or AM for a simulcasting period to ensure that listeners are not disadvantaged. Simulcasting could last for up to 10 years. In any event, digital radio is unlikely to have a material impact on radio broadcasting in the short to medium term. It will take a number of years for digital radio receivers to reach the necessary penetration rates and for digital radio transmission facilities to provide comprehensive coverage throughout the country.

4.3 Business Operations

4.3.1 Overview

Austereo operates two distinct radio networks, Today and Triple M, and is the only Australian radio broadcaster with two FM stations in every mainland capital city. Austereo has clear market leadership at a national level with 40% of the 18-39 year old audience in Australia's five largest metropolitan cities combined (DMG and ARN have around 17% each of this audience) and 27% of the overall audience (ARN has around 16% of this market, Southern Cross has 12% and DMG has 10.5%).

The target demographic of both networks is the 18-44 year old listener, although the core demographic is the 25-39 age group. The Today network targets a female audience and the Triple M network targets a male audience. Austereo's radio stations are rated first and second in the 25-39 year old demographic in each of the five major capital city markets, except for Sydney and Brisbane (where DMG's radio stations have pushed Triple M into third position) and Perth (where 96FMFM rates ahead of the Triple M network station, 92.9FM). In addition, Austereo's Today network has the top rating FM station overall in each of the five major capital city markets. The position of the Triple M network is weaker, rating second in the less lucrative markets of Adelaide and Perth, but third or fifth in the more important Sydney, Melbourne and Brisbane markets.

Austereo has a business strategy of market leadership. Austereo stations, through their leading ratings in key demographics, their ability to deliver advertising on a national basis and their "full service" sales approach, have been able to command substantial advertising rate premiums. However, DMG's developing network has increased competition, fragmenting audiences and putting pressure on advertising rates. This increased competition has had a particularly significant impact on Austereo, given its market leading share of revenue and the costs associated with its "full service" business approach. Nevertheless, Austereo continues to generate very high EBITDA margins compared to its Australian and international peers.

The challenge for Austereo in light of the increase in competition is to protect its position. Triple M Brisbane has had some success in this regard with the introduction of "Freq Club" in January 2003. Freq Club is a loyalty program where listeners earn points that can be redeemed for prizes. While increased competition enhances the importance of on-air talent, this alone is no longer sufficient. The whole entertainment package (ie. programming and promotion) needs to be more compelling to encourage listener loyalty. With more competitors in the market, Austereo believes that success will be determined by a network's "ownership" of a particular niche or target, whether that is defined by age groups, gender or something else.

Austereo is particularly focused on improving the performance of the Triple M network, which has suffered the greatest decline in ratings since the launch of DMG's new radio stations. Austereo has flagged that it is working on the "reinvigoration" of the Triple M network, with a focus on innovative programming and promotion. While Austereo believes that this strategy will be successful in lifting the Triple M network's ratings, there is a risk that some proportion of any improvement will be at the expense of the Today Network.

4.3.2 Metropolitan Radio Networks

Sydney

Sydney is the most significant of all Australian radio markets. ABA statistics indicate that radio station advertising revenue in Sydney in 2001/02 represented approximately 40% of all capital city radio station revenue for that period. Five commercial FM and five commercial AM radio stations compete in metropolitan Sydney. In addition, The Edge 96.1, owned by ARN, has coverage of approximately 6% of Sydney.

2DAY FM is Austereo's most profitable station and is the highest rating radio station overall in the Sydney radio market. This position had previously been held by 2UE, an AM station with a talkback format. However, with the defection of Alan Jones from 2UE to 2GB in February 2002, 2UE's overall position has fallen to third, behind 2DAY FM and Nova 96.9. Since Nova 96.9's launch in April 2001, it has risen to second position overall behind 2DAY FM. Triple M has suffered from a sustained ratings decline over the last two years, both overall and in its core 25-39 demographic. This decline has been attributed to several changes to its program directors, its breakfast line up and its music format.

The ratings performance of the main competitors in Sydney's key 25-39 demographic are shown in the following chart:


Sydney Ratings: 25-39 Years
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
2Day
Triple M
2UE
MIX106.5
Nova 96.9

Source: AC Nielson McNair

Until the launch of Nova 96.9 in April 2001, leadership of the 25-39 demographic was held by Triple M, with an audience share of 20-25%. Subsequent to the launch of Nova 96.9,

2DAY FM's ratings in its key demographic fell from around 20% to 15% but have remained steady at this level for over 12 months. In contrast, the ratings for Triple M have declined from around 20% to just over 10%, a similar rating to ARN's MIX106.5 FM. Nova 96.9 is now 2DAY FM's main competitor in the 25-39 age group. 2DAY FM and Nova 96.9 have both maintained rating shares of around 15% over the past 12 months, although 2DAY FM has generally rated higher than Nova 96.9 as a result of the strength of the Morning Crew featuring Wendy Harmer and stronger drive time ratings.

Melbourne

Melbourne is the second most important Australian radio market, generating approximately 27% of overall capital city radio station advertising revenue. Five commercial AM and five commercial FM stations compete for advertising revenue.

The highest rating station overall is 3AW, an AM talkback station owned by Southern Cross. 3AW is the dominant commercial station in the 55+ demographic and ranks second in the 40-54 demographic (behind GOLD104.3). 3AW (and Southern Cross's second Melbourne station Magic 693) have insignificant ratings in the 25-39 and younger demographics.

FOX FM's overall rating has consistently approached that of 3AW and was leading 3AW by around 2% prior to the launch of Nova 100 in December 2001, following which its overall ratings fell from around 18% to 12%. At the same time, Triple M's ratings fell from around 12% to 8%. Although Triple M's overall rating has since improved to around 10%, it is still the fourth rating station overall (after 3AW, FOX FM and Nova 100).

The following chart shows the ratings of the major commercial radio stations in the 25-39 demographic since mid 2000:


Melbourne Ratings: 25-39 Years
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
FOX FM
Triple M
3AW
Nova 100

Source: AC Nielson Mc Nair

Prior to the launch of Nova 100 in December 2001, FOX FM and Triple M were the clear leaders in the 25-39 demographic, with FOX FM generally leading Triple M. While Nova 100 peaked at around 24% shortly after its launch (to take the number 1 position), it has since stabilised at around 15% audience share. Both FOX FM and Triple M suffered audience losses, and, apart from FOX FM peaking at 22% in late 2002, both have also settled at around 15%. These three competitors now have roughly equal shares of the important 25-39 year old demographic and the market is very competitive.

Brisbane

Brisbane is a profitable radio market characterised by relatively few commercial radio competitors. There are only three commercial FM radio stations (two of which are owned

by Austereo) and four commercial AM stations, one of which is devoted to horse racing. Unlike other major capital cities, talkback radio has not been particularly successful. Instead, Austereo's B105 FM has generally had a commanding lead in overall ratings since 1992, consistently rating in the low to mid 20%'s prior to the launch of New97.3FM in December 2001. While B105 FM has retained its number 1 overall rating, its ratings performance has fallen to around 17-18%. Triple M, which had clear ownership of the number 2 overall ratings position, now competes with New97.3FM for this position. Apart from New97.3FM, the principal competitors of Austereo's Brisbane stations are the AM stations 4KQ AM (owned by ARN) and 4BC (owned by Southern Cross). 4KQ AM has a female orientation and is targeted at the 35+ demographic. 4BC AM is Brisbane's only commercial talk station and has clear leadership in the 55+ demographic.

In the key 25-39 demographic, Austereo's stations had a dominant position prior to the launch of New97.3 FM, as illustrated in the following chart:


Brisbane Ratings: 25-39 Years
45
40
35
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
B105 FM
Triple M
4BC
4KQ
New97.3 FM

Source: AC Nielson Mc Nair

B105 FM has been most affected by the launch of New97.3 FM, with its 25-39 demographic market rating falling from in excess of 35% to around 25%. Triple M's ratings in this key demographic have been much more resilient, remaining at around 20-25%. New97.5 FM also appears to have settled at around 20%, making competition for the number 1 position in Brisbane's 25-39 demographic intense. 4KQ rates considerably lower in this demographic at around 5% in recent surveys.

Adelaide

Adelaide is a relatively small radio market. The commercial radio stations are Austereo's SA FM and Triple M, ARN's 5AD AM and its sister station, MIX102.3 FM, and FIVEaa AM, controlled by DMG. While South Australian listeners generally have more conservative musical tastes than listeners in other capital cities, SA FM, with its "today's best music" format, has consistently been the overall top rating station for the last four years.

Austereo's stations are the clear market leaders in the 25-39 demographic, with SA FM achieving ratings of 30-35% and as high at 40% and Triple M consistently rating second with a market share of around 20%. This market dominance has been retained despite both radio stations' market shares falling by 3-6% in the latest survey in favour of the ABC's 5JJJ and DMG's FIVEaa:


Adelaide Ratings: 25-39 Years
45
40
35
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 2/2003
Survey 4/2003
SA FM
Triple M
FIVEaa
MIX102.3 FM

Source: AC Nielson Mc Nair

The auction of a new commercial FM radio licence in Adelaide in September 2003 and the subsequent launch of a new radio station in late 2003 or early 2004 is likely to have a significant impact on Austereo's dominant market position in the Adelaide market.

Perth

The Perth radio market is made up of six commercial stations. Austereo owns the two leading stations, MIX94.5 FM and 92.9 FM, although 92.9 FM has been competing with Southern Cross's 96fm for the number 2 position since the launch of Nova 93.7 in December 2002. The launch of Nova 93.7 has not had a material impact on MIX94.5 FM's leading overall position, but has resulted in 92.9 FM's overall ratings falling from around 15% to 10%. However, after a strong start, Nova 93.7's ratings have slipped in the last two surveys and 92.9FM has regained some lost ground to achieve a 12% overall audience share.

The ratings performance of these four competitors in the key 25-39 demographic is illustrated in the following chart:


Perth Ratings: 25-39 Years
35
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
MIX 94.5FM
92.9FM
96fm
Nova 93.7

Source: AC Nielson McNair

Leadership of the 25-39 demographic was shared between Austereo's two stations and 96fm prior to the launch of Nova 93.7. Since the launch of Nova 93.7, MIX94.5FM has become the clear leader in this demographic, although in the last two surveys, MIX94.5FM has lost ground to 96fm. 92.9 FM is generally the third rating station in this demographic. Despite Nova 93.7 also having a strong start, achieving a 14% rating in its first survey, ratings have consistently fallen since then, to a low of 11% in the latest survey. Unlike the DMG owned stations in the other capital cities, Nova 93.7 has the lowest rating of all of the FM radio stations in Perth.

4.3.3 Regional Radio Stations

Canberra

Austereo owns (in a 50:50 joint venture with ARN) both of the top rating commercial radio stations in the Canberra market. FM 104.7 is the top rating station in Canberra overall and dominates the 18-39 demographic. FM 104.7 has an 18-39 focus with a male orientation. MIX 106.3 FM is the third highest rating station overall (after FM 104.7 and 666 ABC) and ranks second behind FM 104.7 in the 25-39 age group. MIX 106.3 FM has an 18-39 focus and a female orientation. The ABC's 2JJJ also rates strongly in the 18-39 demographic.

Newcastle

Newcastle is the largest non-capital city radio market in Australia. KO FM is focused on the 30+ market, with a light/classic rock format. It is the overall ratings leader, the second highest rating station in the 25-39 demographic and the highest rating station in the 40-54 demographic. NX FM is a female skewed station aimed at the under 30's market. It is the second highest rating station overall, achieving its highest ratings amongst listeners aged 24 and younger but is also the highest rating station in the 25-39 demographic.

The other participants in the Newcastle commercial radio market are NEW FM and 2HD. NEW FM has a rock/adult contemporary format and a younger focus than KO FM. It rates strongly in the 18-24 demographic (although behind NX FM and 2JJJ). 2HD is an AM talk back station. It attracts a substantial audience in the 55+ demographic and is the third highest rating station overall.

The sale of a 50% interest in the Newcastle stations to RG Capital was a strategic move designed to improve the profitability of the Newcastle stations by taking advantage of RG Capital's proven ability to run regional stations and other synergy benefits that could be achieved. The Newcastle stations achieved a 38% increase in EBITA in the year ended 30

June 2003 compared to that achieved in the prior year when the stations were 100% owned by Austereo.

4.3.4 International Businesses

Austereo's international business strategy is focused on creating growth opportunities for the company by providing its intellectual capital and proprietary systems in selected overseas markets. Austereo believes that it can contribute to and improve the performance of (and therefore the value of its investment in) radio stations in other countries through providing these services. Investments have been made to date in Malaysia, the United Kingdom and Greece.

Malaysia

The Malaysian radio industry is highly regulated, with the Malaysian government issuing licences and prohibiting direct foreign ownership of radio stations. As a result, in 1998, Austereo entered into a joint venture with Malaysian group Usaha Tegas to provide services to a radio licensee affiliate of Usaha Tegas (MEASAT Radio Communications ("MEASAT")) to develop five radio networks in Malaysia. Austereo's role has been to construct the radio premises, establish the radio formats, launch the five national networks, provide marketing expertise and provide senior operational executives. In return for the provision of these services, Austereo receives a performance-related fee calculated by reference to the net advertising revenue of the networks.

By 2003, these networks had a 67% share of the advertising revenue market and were ranked the number 1 Malaysian language radio network (with 5.6 million listeners), the number 1 Chinese language radio network (with 2 million listeners) and the number 1 English language radio network (three networks with a total of 2.4 million listeners).

United Kingdom

In November 2000, Austereo entered into a three year commercial services agreement with UKRD Limited ("UKRD"), one of the fastest growing radio operators in the United Kingdom. UKRD now controls 12 radio licences throughout regional areas of the United Kingdom and has interests in a further five stations. In addition to the commercial services agreement, Austereo has a 5.7% economic interest in UKRD and an option to acquire up to a 10% economic interest at agreed exercise prices before March 2004.

Greece

In July 2001, Austereo acquired a 75% economic interest in KLIK FM, an established Greek FM radio station based in Athens, for $7.4 million. At the same time, Austereo entered into an agreement with SBS Broadcasting to establish a joint venture in Greece to provide facilities and services to KLIK FM and to the new FM radio station owned and operated in Greece by SBS Broadcasting. The joint venture has enabled Austereo to maximise revenue and achieve cost savings in the operations of both radio stations. KLIK FM was relaunched as Village 88 FM ("Village FM") in October 2001 with an international hits format and is now the number one rating international station in Athens. In May 2003, Austereo acquired the remaining 25% economic interest in Village FM.

4.3.5 Other Businesses

The Simon Richards Group

In August 1998, Austereo acquired a 50% interest in Simon Richards. Simon Richards is a direct marketing group providing a combination of direct mail, telemarketing, online and database management to target its clients' customers. Simon Richards contributed an EBITA loss of $1 million in the year ended 30 June 2003. As a result of an internal restructuring, the business is expected to make a positive contribution to earnings in 2003/04.

mcm entertainment

mcm entertainment is a 50:50 joint venture between Austereo and mcm international group pty ltd. mcm entertainment produces, syndicates, markets and distributes English language radio and television programmes in Australia, Malaysia, Papua New Guinea, Kenya and Uganda. Programmes produced and distributed by mcm entertainment include "Take 40 Australia" and "Cold Live At The Chapel". After contributing small losses in its first two years of operation, mcm entertainment now contributes $0.2-0.3 million annually to EBITA.

4.4 Historical Financial Performance

The historical financial performance of Austereo for the five years ended 30 June 2003 is summarised below:

Austereo – Financial Performance ($ millions)					
	Year ended 30 June				
	1999	**2000**	**2001**	**2002**	**2003**
Radio revenue[9]	183.9	222.5	246.0	238.2	221.3
Other revenue[10]	8.6	10.6	14.8	18.6	24.7
Total operating revenue	**192.5**	**233.1**	**260.9**	**256.8**	**246.0**
EBITDA[11]	**66.3**	**86.0**	**97.8**	**89.0**	**73.9**
Radio EBITDA	64.3	84.9	97.5	87.7	82.0
Other EBITDA	2.0	1.1	0.3	1.3	(8.1)
Depreciation and amortisation	(4.6)	(5.3)	(6.3)	(8.5)	(8.4)
EBITA[12]	**61.7**	**80.7**	**91.5**	**80.5**	**65.5**
Radio EBITA	60.0	80.2	92.0	80.3	74.6
Other EBITA	1.7	0.5	(0.5)	0.2	(9.1)
Amortisation of goodwill	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
EBIT[13]	**61.6**	**80.6**	**91.4**	**80.4**	**65.4**
Net interest expense			(14.6)	(10.2)	(11.7)
Specific items			-	6.5	0.3
Operating profit before tax			**76.8**	**76.7**	**54.0**
Income tax expense			(26.3)	(19.7)	(17.2)
Profit after tax			**50.5**	**57.0**	**36.8**
Outside equity interests			-	-	0.2
Profit after tax attributable to Austereo shareholders			**50.5**	**57.0**	**36.6**
Statistics					
Growth in radio revenue	*8.3%*	*21.0%*	*10.8%*	*-3.2%*	*-7.1%*
Growth in radio EBITDA	*25.7%*	*32.0%*	*14.8%*	*-10.1%*	*-6.5%*
Radio EBITDA margin	*35.0%*	*38.2%*	*39.6%*	*36.8%*	*37.1%*
Radio EBITA margin	*32.7%*	*36.1%*	*37.4%*	*33.7%*	*33.7%*
Earnings per share (cents)			*11.7*	*13.0*	*8.6*
Dividends per share (cents)			*3.4*	*7.9*	*7.2*
Franked amount of dividend			*100%*	*100%*	*100%*

Source: Austereo Prospectus, company announcements, Annual Report, audited accounts

9 Radio revenue represents revenue from metropolitan radio networks, regional radio stations and international radio operations, joint ventures and investments.

10 Other revenue represents revenue from non-radio operations (mcm entertainment and Simon Richards) and discontinued businesses (AustereoLive, Eyeshop and MTV).

11 EBITDA is earnings before net interest expense, tax, depreciation and amortisation.

12 EBITA is earnings before net interest expense, tax and amortisation of goodwill.

13 EBIT is earnings before net interest and tax.

For the three years ended 30 June 2001, Austereo achieved strong growth in revenue and EBITDA. The overall radio advertising market grew by an average of around 8% per year over this three year period[14]. Austereo's radio revenue grew by an average of 13% per year over the same period, reflecting Austereo's increased ratings and leading national market position. By 30 June 2001, Austereo commanded a 56% share of its target under 40's demographic across Australia's mainland capitals. Austereo was able to achieve growth in radio revenue of 10.8% in the year ended 30 June 2001 despite the Australian and global advertising markets declining in that year.

Over the same period, Austereo's radio EBITDA margins increased from 35% in the year ended 30 June 1999 to 39.6% in the year ended 30 June 2001. Austereo achieves high EBITDA margins in comparison to its Australian and international peers, partly because of the cost savings generated though the operation of two radio stations in each capital city market. The increase in EBITDA margins reflected Austereo's continued management of its cost base as well as the operational leverage of the radio business. As a significant proportion of radio costs are fixed or semi fixed in nature, a high proportion of each dollar of incremental revenue flows straight to EBITDA.

In contrast, both revenue and EBITDA from Austereo's radio operations declined in the years ended 30 June 2002 and 2003. EBITDA margins also declined to around 34%. While some of the decline in performance could be attributed to continued softness in the advertising market, the primary reason for the decline was the impact on Austereo of the launch of new commercial FM radio stations by DMG's Nova in Sydney (April 2001), Melbourne (December 2001), Brisbane (October 2001) and Perth (December 2002).

The impact in the year ended 30 June 2002 (3.2% decline in radio revenue and 10.1% decline in radio EBITDA) reflected a full year of competition from Nova in Sydney and six months of competition in the Melbourne and Brisbane markets. The impact in the year ended 30 June 2003 was more severe (7.1% decline in radio revenue and 6.5% decline in radio EBITDA), reflecting a full year of competition in the three largest radio markets and six months of competition in the Perth market. In addition, the sale by Austereo of a 50% interest in its Newcastle radio stations in March 2002 resulted in its results no longer being consolidated but being accounted for on an equity investment basis. The decline in the EBITDA margin in these two years reflects the increase in marketing and personnel costs required to operate in the now more competitive radio markets.

Revenue and earnings from Austereo's other business operations is minimal. These businesses make a very small contribution to revenue and EBITDA (around 6-7% of revenue and less than 2% of EBITDA). Austereo has announced its intention to divest these non-core assets.

Grant Samuel has had access to Austereo's budget for the year ending 30 June 2004 but the budget is not set out in this report at the request of the directors of VRL due to commercial sensitivity. The budget shows a marginal decline in the performance of Austereo's radio businesses compared to performance for the year ended 30 June 2003. The major assumptions underlying the budget are:

- growth in the national metropolitan radio advertising market of 1.6%;
- a marginal decline in Austereo's national metropolitan radio advertising market share;
- costs (other than the specific costs referred to below) generally increasing at inflation (which is assumed to be 2%); and
- specific costs for the relaunch of the Triple M Network and for new marketing campaigns designed to ensure that Austereo maintains its market leadership position.

The growth in revenue and earnings and the margins earned are distorted to some extent by the accounting treatments required under the Australian Accounting Standards for Austereo's various interests in its business operations. Revenue and earnings from Austereo's investments in

[14] Sourced from CEASA.

MEASAT and Village FM are consolidated (as was Newcastle prior to March 2002). Austereo's interests in joint ventures (the Canberra radio stations, Simon Richards and mcm entertainment) are accounted for by including in revenue and costs Austereo's share of joint venture revenue and costs. The 50% interest in the Newcastle radio station joint venture (post March 2002) is accounted for on an equity accounting basis and the 5.7% interest in UKRD is accounted for as an investment.
The performance of each of Austereo's key business segments is more clearly shown in the following table:

Austereo – EBITA by Business Segment ($ millions)

	Year end 30 June			
	2000	**2001**	**2002**	**2003**
Metropolitan networks	76.7	87.6	74.8	68.0
Regional stations	2.8	3.1	3.1	2.6[15]
International	0.7	1.3	2.4	4.0
Total radio EBITA	**80.2**	**92.0**	**80.3**	**74.6**
Other	0.5	(0.5)	0.2	(9.1)
Total EBITA	**80.7**	**91.5**	**80.5**	**65.5**

Source: Austereo

The considerable decline in EBITA from the metropolitan networks in 2001/02 and 2002/03 is evident, amounting to almost $20 million over the two year period. The Triple M network has suffered a greater decline in revenue than the Today network, reflecting its greater loss of market share and consequent diminished ability to charge premium advertising rates.

The EBITA from the regional stations in Canberra and Newcastle stations grew steadily over the four years ended 30 June 2002. This reflects both the increasing population base in these geographical areas and the appeal that these markets have to advertisers, as well as management of costs. There was a slight drop in EBITA in 2003 reflecting the decline in Austereo's interest in the Newcastle radio stations from 100% to 50% following the formation of the joint venture, largely offset by a near doubling in EBITA for the stations since the formation of the joint venture.

International EBITA is made up of EBITA contributions from MEASAT, Village FM and UKRD.

Other EBITA represents contributions from mcm entertainment, Simon Richards and discontinued businesses (such as MTV, Eyeshop and AustereoLive).

15 In 2003, EBITA from regional stations includes Austereo's 50% interest in the Newcastle joint venture which is accounted for on an equity investment basis. Accordingly, the contribution from the Newcastle joint venture represents an after tax amount.

4.5 Financial Position

The financial position of Austereo at 30 June 2002 and 30 June 2003 is summarised below:

Austereo – Financial Position ($ millions)	As at	
	30 June 2002	30 June 2003
Debtors and prepayments	51.5	48.0
Creditors and accruals	(41.1)	(35.4)
Net working capital	**10.3**	**12.6**
Property, plant and equipment	32.7	26.4
Investments	14.4	15.2
Other	8.3	6.1
Tax assets (net)	4.1	4.3
Employee entitlements	(10.1)	(9.9)
Tax provision	(4.0)	(9.5)
Unearned revenue	(1.2)	(1.3)
Net tangible assets	**54.4**	**43.7**
Radio licences	927.1	926.7
Intangible assets	4.8	2.2
Total funds employed	**986.4**	**972.6**
Cash and deposits	3.7	0.9
Bank loans	(163.6)	(162.5)
Finance lease liabilities	(0.7)	(0.5)
Net borrowings	**(160.6)**	**(162.1)**
Net assets	**825.7**	**810.4**
Outside equity interests	2.5	-
Equity attributable to Austereo shareholders	**823.2**	**810.4**
Statistics		
Net assets per share	*$1.91*	*$1.92*
Net tangible assets per share	*$0.12*	*$0.10*
Gearing (net borrowings/(net borrowings + net assets))	*16.3%*	*16.7%*

Source: Austereo Annual Report, management accounts

The major balance sheet item is radio licences of $926.7 million. The radio licences were revalued prior to Austereo relisting in March 2001 from $454.7 million to $923.5 million. The carrying value of the radio licences is reviewed annually by independent valuers.

The investments balance represents Austereo's investments in associates of $7.4 million (radio transmitter businesses in Sydney, Melbourne and Perth and Austereo's 50% interest in the Newcastle radio station joint venture) and investments in unlisted companies of $7.8 million (primarily Austereo's 5.7% interest in UKRD).

At 30 June 2003 Austereo had outstanding loans to executives of $9.6 million. These loans are in relation to the employee share ownership scheme and are classified as other in the above table, along with other non current receivables and payables.

Austereo is relatively lowly geared at around 16-17% compared to other radio broadcasters in Australia, which have gearing levels in the range of 30-40%.

Outside equity interests at 30 June 2002 consist of the 25% economic interest in Village FM not owned by Austereo at that time. Austereo acquired the remaining 25% economic interest in Village FM in May 2003.

4.6 Cash Flow

Austereo's cash flows for the five years ended 30 June 2003 are summarised below:

Austereo – Statement of Cash Flows ($ millions)					
	Year end 30 June				
	1999	2000	2001	2002	2003
EBITDA	**66.3**	**86.0**	**97.8**	**89.0**	**73.9**
Movement in working capital	0.3	(2.9)	np[16]	1.9	(4.1)
Capital expenditure (net)	(4.7)	(7.7)	np	(5.9)	(5.6)
Operating cash flow	**61.8**	**75.4**	**np**	**85.1**	**64.2**
Tax paid	-	-	np	(23.1)	(12.5)
Net interest paid	(10.1)	(12.8)	np	(10.3)	(11.6)
Dividends paid	(22.5)	(95.5)	np	(29.8)	(33.6)
Investments (net)	1.8	-	np	5.5	7.4
Investment in tangibles (net)	(5.2)	-	np	-	-
Loans (net)	(62.6)	30.3	np	(0.4)	-
Purchase of controlled entity	-	-	np	(5.9)	-
Payment for share buyback	-	-	np	(10.0)	(15.4)
Net cash generated (used)	**(36.9)**	**(2.6)**	**26.9**	**11.2**	**(1.5)**
Net borrowings – opening	*(159.3)*	*(196.2)*	*(198.7)*	*(171.8)*	*(160.6)*
Net borrowings – closing	*(196.2)*	*(198.7)*	*(171.8)*	*(160.6)*	*(162.1)*

Source: Austereo Annual Reports, management accounts

Austereo generates strong operating cash flows from its business operations. Radio businesses generally have low capital expenditure requirements. In Austereo's case, annual capital expenditure has been in the range $5-8 million, which equates to approximately 7.0-9.0% of EBITDA and is roughly equivalent to the annual depreciation and amortisation expense.

Austereo has implemented share buy back schemes during the last two financial years to return excess cash to shareholders. Approximately 5.9 million Austereo shares were bought back during June 2002 for a total cost of $10.0 million, and approximately 10.4 million Austereo shares were bought back during the year ended 30 June 2003 for a total cost of $15.4 million.

4.7 Franking Credits

At 30 June 2003 Austereo had franking credits of $10.7 million available to be distributed to shareholders via the payment of franked dividends.

4.8 Capital Structure and Ownership

Austereo has 421,229,437 ordinary shares on issue and no options.

VRL has a 59.72% controlling interest in Austereo. There are three other substantial shareholders, all of which are institutional investors:

Austereo – Other Substantial Shareholders as at 18 August 2003		
	Number of Ordinary Shares (000's)	Percentage of Issued Share Capital (%)
Perpetual Trustees Australia Limited	43,783,965	10.4%
Maple-Brown Abbott Limited	26,754,561	6.4%
UBS Nominees Pty Ltd	21,070,638	5.0%

Despite VRL's controlling 59.7% interest, Austereo shares are relatively widely held, with 2,416 registered shareholders as at 30 June 2003.

[16] Cash flows for the year ended 30 June 2001 were not able to be provided by Austereo management, as a result of the restructure which occurred during the year in preparation for the IPO and the consequent differences in legal structure before and after the IPO.

4.9 Share Price History

A summary of the share price history of Austereo since relisting on the ASX on 5 March 2001 is set out below:

Austereo – Share Price History

	Share Price ($)			Average Weekly Volume (000's)
	High	Low	Close	
Year ended 31 December				
2001	2.40	1.50	2.24	4,511
2002	2.26	1.32	1.51	4,073
Quarter ended				
January - March 2003	1.62	1.19	1.32	1,721
April - June 2003	1.54	1.31	1.45	2,159
Week ended				
4 July 2003	1.49	1.43	1.43	1,429
11 July 2003	1.45	1.41	1.43	1,113
18 July 2003	1.50	1.42	1.47	1,085
25 July 2003	1.50	1.46	1.47	837
1 August 2003	1.54	1.48	1.54	4,652
8 August 2003	1.53	1.47	1.51	949
15 August 2003	1.51	1.42	1.45	2,841
22 August 2003	1.57	1.42	1.50	1,119
29 August 2003	1.50	1.45	1.45	600
5 September 2003	1.51	1.45	1.51	1,550
12 September 2003	1.51	1.45	1.46	915
19 September 2003	1.47	1.45	1.46	2,601

Source: IRESS

This share price and trading volume history is depicted graphically below:


Austereo - Share Price and Trading Volume
(March 2001 - August 2003)
Share Price
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Volume (000's)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Release of 2001 Annual Report
2003 first half results announcement
Mar-01
Jun-01
Aug-01
Nov-01
Feb-02
May-02
Jul-02
Oct-02
Jan-03
Apr-03
Jun-03

Source: IRESS

When Austereo relisted in March 2001, its shares opened at $1.70, a 8% discount to its initial public offer price of $1.85 per share. The share price subsequently increased and by the following month was at a slight premium to $1.85. Over the next eight months, Austereo's share price rose steadily reflecting market enthusiasm for a market leader in the radio industry with a track record of consistent earnings growth and a strong management team. At the time of relisting, Austereo was the only Australian radio broadcaster with a national metropolitan radio network which

operated in the five largest metropolitan centres in Australia, with a leading position in the most attractive advertising segment, the 18-39 year old audience.

On 10 September 2001, Austereo announced its preliminary results for the year ended 30 June 2001, reporting a proforma net profit after tax of $50.5 million, exceeding its prospectus forecast of $49.9 million in a weak advertising market. The market responded positively to Austereo's profit announcement with 24.1 million shares traded in the week following the announcement and the share price increasing to a high of $2.40 on 30 November 2001.

Since November 2001, Austereo's share price has declined steadily, falling below its initial public offer price in late February 2002, and reaching an historical low of $1.19 on 13 March 2003 before stabilising in the $1.40-1.50 range. A specific contributing factor to the fall in the share price was the release of Austereo's results for the six months ended 31 December 2002, which reflected a further decline in earnings in its core Australian radio business. Broader factors that contributed to the downward pressure on Austereo's share price included the depressed advertising market in Australia and globally (which affected the earnings and share prices of most advertising dependent businesses) as well as the competitive pressure from DMG's Nova radio stations, which had increased market share in the cities in which it held licences and continued to threaten Austereo's market share.

A comparison of the performance of Austereo's share price against the S&P/ASX300 Media Index and S&P/ASX All Ordinaries Index since March 2001 is shown below:


Austereo v S&P/ASX 300 Media Index and
S&P/ASX All Ordinaries Index
(March 2001 - August 2003)
140
130
120
110
100
90
80
70
60
50
40
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Austereo
S&P/ASX All Ordinaries
S&P/ASX 300 Media

Source: IRESS

The relative performance graph shows that Austereo shares outperformed the S&P/ASX All Ordinaries Index from listing until May 2002, after which it has underperformed the S&P/ASX All Ordinaries Index. This relative movement is consistent with the trend in advertising markets and the earnings performance of Austereo. However, Austereo has continued to outperform the S&P/ASX 300 Media Index since its relisting in March 2001, reflecting its strong position in the radio market. Austereo's relative outperformance has declined over the last 10 months reflecting the audience and revenue fragmentation resulting from the competition from the Nova radio stations.

5 Profile of the Other Village Businesses

5.1 Film Production

5.1.1 Overview of the Film Production Industry

The international film industry is dominated by seven Hollywood-based "major studios": Walt Disney, Paramount, Warner Bros., Universal, Twentieth Century Fox, Sony (Columbia) and MGM/UA. The major studios (other than MGM/UA) are all now subsidiaries of larger media and entertainment focused conglomerates. In recent years, "mini-major" production companies such as Dreamworks and Pixar have played an increasingly important role in the production of feature films.

The industry is divided into two major activities, production and distribution, both of which are dominated internationally by the major studios. Distribution involves the exploitation of films by theatrical exhibition, video (VHS and DVD) rental and sale, pay and free-to-air television, merchandising and sales to other markets. Films are commonly released first in the North American market place before international release, although the gap between North American and international release is generally shortening.

Film production involves the following four major activities:

- Development (concept acquisition, screenplay development, securing of key talent including director and principal cast);
- Pre-production (securing of production facilities and personnel, finalisation of production schedule and budget, selection of locations and building of sets);
- Production (principal photography); and
- Post-production (editing, creation of special effects, recording of musical score, sound editing and creation of the completed "final cut").

Recent years have seen a marginal decline in the number of films released in the US:


Films Released in the US
600
500
400
300
200
100
0
1995
1998
1999
2000
2001
2002

Source: VRL

However, average film budgets and revenue have grown strongly, with the industry increasingly focusing on the production of "blockbuster" films. This has been reflected in growing film revenues, both in the North American market and internationally:


World Wide Box Office
US$ billions
20
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
North America
Europe, Middle East & Asia
Asia Pacific
Latin America

Source: VRL

Growth in cinema numbers in developed markets has slowed in recent years and cinema attendance numbers are unlikely to grow significantly in those markets. However, non-theatrical exploitation is becoming increasingly important, with home video now the most important distributor revenue stream by a substantial margin. Home video revenue grew at an annual compound rate of 10% between 1991 and 2001, and is expected to continue to exhibit strong growth as a result of the success of DVD. Television revenues are also expected to grow strongly, assisted by the growth in pay per view and video on demand made possible by digital transmission.

The following chart shows historical and projected growth in distributor revenue streams:


Film Distributor Revenue Streams
US$ billions
80
70
60
50
40
30
20
10
0
1991
1996
2001
2006E
2010E
Home Video
Theatrical
Television & Other
Merchandising

Source: VRL

5.1.2 Overview of Operations

VRL's film production activities are conducted through Village Roadshow Pictures ("VRP"), the production division of VRL. VRL can trace its participation in the film production business back to the 1970's, through its involvement in the production and distribution of Australian films such as *Mad Max*, *Breaker Morant*, *Priscilla Queen of the Desert* and *Muriel's Wedding*. However, VRL (through VRP) entered the film production business in a substantial way in 1998, through the establishment of a film Co-Production Agreement with Warner Bros.

Between 1998 and early 2003 VRP was involved in the production of 30 films (principally with Warner Bros.) VRP effectively acquired the international (ie. non-North American) rights for exploitation of these films. Some of the films were highly successful:

- *The Matrix*, released in March 1999, grossed US$451million in world wide box office takings;
- *Ocean's Eleven*, released in December 2001, grossed US$450 million in world wide box office takings; and
- *Miss Congeniality*, released in December 2000, grossed US$211 million in world wide box office takings.

Other high profile films produced by VRL included *Two Weeks Notice*, *Training Day*, *Cats & Dogs*, *Deep Blue Sea*, *Three Kings* and *Swordfish*.

In February 2003 VRL announced a restructuring of its film production interests. VRP acquired a 100% interest in Village Roadshow Films (BVI) Limited ("VRF"), the company established to acquire and finance the international rights to the films co-produced by VRP with Warner Bros. and other major US studios. Previously, VRP had only held a 19.9% interest in VRF. At the same time, VRP restructured its production financing arrangements. The new finance facility is a US$900 million revolving facility, secured over future cash flows from films co-produced by VRP and to which, through VRF, VRP holds the international rights. The facility was "seeded" with a portfolio consisting of the first 30 films previously co-produced by VRL. The facility allows VRP to participate in films across a larger budget range than VRP could previously fund.

The first film co-produced by VRL (with Warner Bros.) in this new structure was *Dreamcatcher*. This was followed by *The Matrix Reloaded*, which has grossed over US$730 million in worldwide box office.

The terms of the finance facility are critical to an assessment of VRL's film production business:

- the facility is secured against the VRP film library and the proceeds from its exploitation. VRL's exposure is limited to the US$100 million equity contributed by VRP as support for the facility (by way of a subordinated loan), a US$70 million security deposit, any unfunded print and advertising ("P&A") costs not recovered by VRP out of exploitation proceeds, and a potential clawback of recovered P&A costs and any distribution fees paid to VRP to a maximum amount of US$35 million, as well as any film exploitation profits received in cash by VRL;
- actual film production costs are typically funded during production by VRP's major studio partner (in most instances, Warner Bros.). VRP will fund its share of film production (negative) costs through its acquisition (via VRF) of the international rights to the film. VRP will only acquire the international rights if films are completed and delivered and also meet certain criteria. VRP has no obligation to acquire films that do not meet the criteria;
- 85% of releasing (P&A) costs will be funded by the facility. The remaining 15% is to be funded by VRP and recovered out of the proceeds on film exploitation;

- no further drawdowns will be allowed against the facility after February 2006, and the debt is scheduled to be fully repaid by January 2011. There is an agreed amortisation programme in respect of the debt matching the 30 films used to "seed" the facility. A defined debt amortisation program applies to new films financed, to match the expected pattern of exploitation proceeds;

- until February 2006, VRL will have limited ability to extract cash from the VRF financing structure. After payment of interest and scheduled principal repayments, VRP will be entitled (subject to funds availability) to payment of a 12% coupon on its $100 million equity contribution, the recoupment of unfunded P&A costs and an effective profit distribution, subject to a prescribed limit. Any surplus cash will be required to be used to prepay future scheduled principal repayments. VRP also receives interest on the security deposit;

- after February 2006, and once all the bank debt is repaid, surplus cash can be returned to VRP; and

- VRP is also entitled to recover production and overhead ("P&O") fees. These fees do not depend on the profitability of the film portfolio.

Accordingly, the economic benefits for VRP of the film production business will be a function of three factors:

- the P&O fees received by VRP;

- the overhead costs associated with the VRP business; and

- film profitability.

The relationship between VRP and Warner Bros is a core part of the VRP business model:

- the Warner relationship provides VRP with substantial credibility. Warner Bros. has been one of the leading major studios in recent years. The Warner relationship provides VRP with enhanced access to development opportunities and "talent";

- collaborative financing enables VRP to be involved in the production of a larger portfolio of films, including bigger budget films. VRP believes that bigger budget films generally have better prospects for commercial success than smaller budget films. The creation of a significant portfolio of films is important, to diversify film performance risk,

- both VRP and Warner Bros. must approve each film to be co-produced by the parties, including approval of the final script, production budget, director and principal cast;

- whilst Warner Bros. acquires the domestic (ie. North American) rights and VRF the foreign rights for each film that is co-produced, the effect of the arrangements in most circumstances is that Warner Bros. and VRP end up with 50:50 interests in each film. "Crossing payments" as between Warner Bros. and VRP generally have the effect of redistributing any disproportionate profitability as between the domestic and foreign markets;

- VRP has the rights for co-produced films for the foreign markets. VRL is the direct distributor in Australia, New Zealand, Greece and Singapore through the distribution division. In other markets (where VRL does not have distribution infrastructure), VRL sub-contracts distribution to Warner Bros. for a market-based distribution fee.

VRP is not primarily responsible for physical production, but its involvement extends well beyond mere production financing:

- VRP focuses on film selection, with a structured, commercially oriented process aimed at selecting films with a good chance of success in the international market place. VRL believes that its international experience in film distribution and exhibition allows it to bring valuable insights to the film selection process;

- VRP emphasises cost management. Its executives are closely involved in monitoring production progress and performance against cost budgets. Wherever possible and practicable, VRP promotes production in lower cost countries outside the United States, such as Australia and Canada;

- VRP is involved in the oversight of production, having input through all phases including the creative, pre-production, physical and post-production phases; and

- VRP is closely involved in film marketing, which is often a critical determinant of commercial success.

VRP has arrangements similar to those with Warner Bros. with a number of other major studios. In addition to the 28 films co-produced with Warner Bros., since 1997 VRP has co-financed and co-produced four films with Paramount, Sony and New Regency/Fox.

5.1.3 Financial Performance and Prospects

The historical and budgeted profitability of VRL's film production business is summarised in the following table:

VRP – Operating Performance ($ millions)

	Year ended/ending 30 June				
	2000 (actual)	2001 (actual)	2002 (actual)	2003 (actual)	2004 (budget)
Net Earnings	**11.7**	**36.9**	**23.7**	**23.8**	**33.7**
Net interest expense (inter-company to VRL)				(12.8)	(23.2)
Profit before tax	**11.7**	**36.9**	**23.7**	**11.0**	**10.5**
Significant items				(49.4)	
Discontinued operations	(10.3)	(26.0)	1.5	(3.0)	
Profit after tax			**25.2**	**(41.4)**	**10.5**

Source: VRL

Net earnings represent the sum of film profitability (including facility interest charges) and producer and overhead fees, less overheads and other costs. For reasons of commercial sensitivity, VRL has requested that a detailed analysis of net earnings not be disclosed.

Discontinued items in 2000 and 2001 relate to the closure of VRP's television and small film theatrical film production activities. The significant item in 2003 of $49 million relates to the establishment of VRF's new film finance facility.

Budgeted profitability for the 2004 financial year is underpinned by the recently released *The Matrix Reloaded*, which as the 13th biggest worldwide release ever has over US$730 million in world wide box office, and the planned release in November 2003 of *The Matrix Revolutions*. Beyond 2004, VRP's profitability will be a function of underlying film performance and the number of future productions, which drives VRP's P&O fee income.

5.2 Cinema Exhibition

5.2.1 Overview of the Cinema Exhibition Market

General

Since 1980, the global exhibition market has grown from US$5.0 billion to US$8.4 billion as a result of strong growth in attendances at cinemas in the major markets. The annual gross box office has grown every year except 2000, as have attendance levels. The 2000 year was generally a poor year for the exhibition industry world wide with few quality and popular films released. In Australia, the Sydney Olympics and introduction of the GST had significant impacts on the industry. Since 2000, the release of a number of blockbuster films and some major sequels has underpinned market growth.

The Northern American market makes up approximately 50% of the global exhibition market. The top ten territories comprise 83.4% of the global market as summarised below:

Exhibition Market - 2002

Rank	Country	Box Office (US$ million)	%
1	USA	8,664	47.3%
2	Japan	1,780	9.0%
3	UK	1,253	6.3%
4	France	1,065	5.4%
5	Germany	1,022	5.2%
6	Spain	650	3.3%
7	Italy	610	3.1%
8	South Korea	535	2.7%
9	Canada	480	2.5%
10	Australia	470	2.4%
	Other	3,287	16.6%
	Total	19,816	100.0%

Source: Info Media Group

The US has an annual attendance per capita of more than 5 times. Australia also has a very high attendance per capita of just under 5 times. As a general rule of thumb, a market is considered mature when it has an attendance per capita of more than 4.5 times or around one cinema per 10,000 people.


Admissions per capita (2002)
Admissions per capita
0
1
2
3
4
5
6
5.41
4.95
3.97
3.84
3.75
3.71
3.2
2.91
2.52
2.38
USA 1
Australia 2
Canada 3
Spain 4
Singapore 5
Hong Kong 6
France 7
UK 8
India 9
Belgium 10
Rank/Country

Source: Info Media Group

A range of factors affect attendance levels including the quality and popular appeal of films, the amount spent promoting films, weather conditions, the cost of tickets, general economic conditions, population growth, household disposable income and competition from other leisure activities (including major events such as the Olympics).

An exhibition business has three key revenue sources: ticket sales, concession sales and advertising. Each of these is driven primarily by attendance levels. An exhibition business is fundamentally dependent on the quality and popularity of films for its success. The business will generally perform best when there is a consistent spread of popular films throughout the year. The major costs in an exhibition business are film hire, rent and labour. The typical film hire arrangements mean that films that run for long periods are the most profitable for the exhibitors, as the film hire cost typically drops significantly over time.

The market outlook is positive with a number of blockbuster movies to be released in 2004 including sequels to *The Lord of the Rings*, *The Matrix* and *Harry Potter*. In the major markets continued moderate growth is expected.

Australia

Cinema admissions peaked at 187 million in 1928 which was almost 30 admissions per capita. The industry was significantly impacted by the introduction of TV in 1956, colour TV in 1975 and videos in the late 1970s. Since 1980 the Australian exhibition market has grown strongly from A$154 million to A$844 million, with admissions increasing from 38.5 million to 92.5 million per annum.

Australian admissions and gross box office 1980-2002


No. admissions (millions)
100
90
80
70
60
50
40
30
20
10
0
Admissions
Box office
1000
900
800
700
600
500
400
300
200
100
0
Gross box office ($m)
1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002

Source: Australian Film Commission

The growth in admissions has been supported by significant growth in the number of screens. Since 1980 the number of screens has increased by around 225% and the capacity at cinemas has increased by 123%. This has been primarily as a result of the development of multiplex sites in suburban and country areas. The actual number of theatres has fallen from 713 to 547 during that time. Cinema goers in the age group 14-24 years attend the most films and average more than 10 admissions per year.


Frequency
(Average No. of Visits per Year)
15
10
5
0
1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 1999 2000 2001 2002
14-24 years
25-34 years
35-49 years
50+ years

Source: Australian Film Commission

The three major participants in the Australian market are VRL, Greater Union and Hoyts. In addition, there are a significant number of independents and smaller operators. In 2000, Reading from the US established an Australian circuit, which is still relatively small.


Market Shares
Independents/other
25%
VRL
16%
Reading
5%
GU
31%
Hoyts
23%

Source: VRL

The market outlook in Australia is strong, given expectations of attractive film product and continued strong economic conditions.

5.2.2 Overview of Operations

VRL commenced operation in 1954 with a drive-in cinema and has since had a continuous involvement in the development of cinemas in Australia and overseas. In the 1990's VRL undertook an aggressive expansion of its cinema network both in Australia and overseas, including in New Zealand and parts of Asia and Europe.

In 1999, VRL significantly change its global growth strategy. This involved focusing on a smaller number of core territories where VRL had a significant market share, strong

profitability or first mover advantages. This resulted in the sale of its businesses in 12 territories, including Korea, Hong Kong, India and its share of a joint venture with Warner Bros in the United Kingdom. In addition, the UK office was closed and divisional overheads reduced. The growth profile of the business has consequently changed from high growth through expansion in many international territories to a much lower growth business focussed on 10 territories. This new strategy has significantly de-risked the business, while still providing it with some growth opportunities.

Despite the growth overseas, the Australian operations are still the major part of the business and contribute around 50% of projected underlying 2004 EBITDA:


2004 Underlying EBITDA
Other/Overheads 7%
New Zealand 10%
Australia 46%
Italy 14%
Greece 23%

Source: VRL

VRL currently has an interest in 1,14343 screens at 133 multiplex locations in eleven countries, making it one of the largest global cinema operators. In the year to 30 June 2003, approximately 101.55 million customers were entertained at VRL cinemas.

The number of screens, sites and customers by country are summarised below:

VRL Exhibition-Operations by Country

	Sites		Screens		Admissions[1]	
Country	**Number**	**%**	**Number**	**%**	**Number (m)**	**%**
Australia	71	53%	573	50%	33.3	45%
New Zealand	13	10%	84	7%	5.4	7%
Fiji	2	2%	10	1%	1.2	2%
Austria	2	2%	18	2%	0.8	1%
Singapore	8	6%	58	5%	6.4	9%
Taiwan	6	5%	73	6%	5.5	7%
Italy	13	10%	139	12%	8.5	11%
Greece	4	3%	44	4%	4.2	6%
Czech	2	2%	22	2%	0.8	1%
UK	6	5%	53	5%	2.9	4%
Argentina	6	5%	69	6%	5.7	8%
Total	**133**		**1,143**		**74.6**	**100%**

Source: VRL
Notes: [1] as at 30 June 2003

VRL's exhibition business generally operates under joint venture and partnership arrangements, with VRL usually holding around 50%. This has provided VRL with flexibility to grow the business faster and in overseas countries has provided local

knowledge, brand value, contacts, buying power and expertise. In Australia, the business is divided into three divisions: joint venture multiplex, Palace and wholly owned. In 2003, VRL and Greater Union (a wholly owned subsidiary of Amalgamated Holdings Limited) acquired Warner Bros' one third share of the Australian multiplex business for approximately $100 million, resulting in Greater Union and VRL each holding 50% in the multiplex joint venture. VRL manages the Victorian and Tasmanian joint venture cinemas and Greater Union manages joint venture cinemas in the other States.

The current operations and ownership structure are summarised below:

VRL Exhibition – Ownership Information

	VRL Interest	Partner
Australia		
- Multiplex & traditional	50%	Greater Union and other – 50%
- Palace	50%	Palace founders – 50%
New Zealand	50%	Sky City – 50%
Fiji	33.33%	Sky City 33.3% Local 33.33%
Singapore	50%	Golden Harvest – 50%
Taiwan	50%	Warner Bros – 50%
Italy	45%	Warner Bros – 45% Local – 10%
Greece	100%	-
Czech	100%	-
UK	100%	-
Argentina	55%	Sky City – 25% Local – 20%

Source: VRL

VRL has strong market positions in most of its Exhibition markets and in major cities:

VRL Exhibition – Market Share

	Major City	National Share
Australia	65% Melbourne	37%
New Zealand	85% Auckland	42%
Greece	50% Athens	34%
Italy	20% Rome/Milan	10%
Singapore	42% Singapore	42%
Argentina	25% Buenos Aires	24%

Source: VRL

VRL management considers that the business has a number of competitive advantages including:

- strong market positions in each of its core territories;
- a strong brand name, including in overseas countries such as Greece,
- superior cinema design which is distinctive and is provided by an in-house architectural team;
- significant barriers to entry for new participants in relation to planning approvals, location and scale;
- a first mover advantage in some territories including Greece, Italy and Taiwan;
- a detailed understanding of the industry through a long involvement in the exhibition business and expertise through VRL's other activities such as Production and Distribution; and
- relatively new stock as a result of strong growth in new theatres in the 1990's and substantial refurbishment programs.

5.2.3 Financial Performance and Prospects

The historical and budgeted financial performance for the cinema exhibition business is summarised in the following table:

Exhibition – Operating Performance (VRL share) ($ millions)

	Year ending 30 June				
	2000	2001	2002	2003	2004 (budget)
Circuit Admissions (m)	110.2	109.7	105.4	101.5	80.9
Number of screens	1,576	1,518	1,532	1,143	1,168
Ticket revenue	396.5	455.9	489.3	477.5	400.9
Candy Bar revenue	104.1	116.2	133.7	135.8	109.6
Advertising/other revenue	98.5	121.5	104..6	103.2	87.0
Total revenue	**599.1**	**693.6**	**727.6**	**716.5**	**59.9**
Underlying EBITDA[17]	**90.8**	**99.3**	**120.8**	**92.1**	**63.3**
Reported EBITDA	68.4	43.0	82.6	61.4	52.8
Depreciation and amortisation	(45.4)	(31.8)	(36.1)	(39.1)	(32.3)
EBIT	**23.0**	**11.2**	**46.5**	**22.3**	**20.5**
EBT	1.3	(13.4)	28.6	12.0	19.7
Significant items	17.0	(65.5)	(23.1)	(74.9)	
Discontinuing operations	(38.6)	(50.1)	(5.6)	76.3	(2.9)
Capital expenditure	181.0	120.0	91.6	44.3	32.0

Source: VRL. Underlying EBITDA includes discontinuing operations. Capital expendtiure excludes the cost of circuit acquisitions.

The key comments on the earnings performance include:

- in 2000 and 2001, earnings were impacted by the Sydney Olympics, relatively poor product and poor Asian economic performance;
- VRL commenced exiting non-core territories in 2000. These are recorded as discontinued operations;
- earnings rebounded strongly in 2002 as a result of an admission increase of around 19% in core territories;
- in September 2002 VRL sold its Korean business for an $84 million profit. In May 2003 VRL sold its interest in the UK joint venture with Warner Bros, realising proceeds of approximately $260 million. The sale of the Korean and UK businesses was the primary reason for the decline in underlying earnings in 2003. Earnings from continuing operations actually increased by 10.5% in 2003;
- in 2002, VRL wrote down its investment in Argentina to nil as a result of the currency devaluation in Argentina. The business had US$ denominated debt and owned the freehold to the cinema properties, giving it an exposure to the Peso. VRL recorded a $40 million reduction in net assets. As at 30 June 2003, VRL's share of the net debt associated with the Argentina business was US$24.8 million. VRL has provided a corporate guarantee of US$34.5 million which is in excess of its share of the net debt;
- capital expenditure includes payments for the acquisition of circuits. Capital expenditure for 2003 includes VRL's acquisition of an additional interest in the Australian Multiplex joint venture;

[17] EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

- VRL is forecasting a decline in EBITDA in 2004 as a result of the sale of the UK joint venture. EBITDA from continuing operations is budgeted to increase;
- capital expenditure has declined from around $100 million in 2000 to budgeted 2004 capital expenditure of around $32 million as a result of a wind down in the expansion program.

VRL's strategies are based around consolidating its position in core territories with growth through increasing admissions and reducing costs. Key strategies include:

- marketing campaigns to drive increased admissions such as local area marketing, industry campaigns and other sales initiatives;
- continuous improvements in customer experience through improved technology, quality films that are consistent across territories and innovative designs such as "Gold Class" and "Cinema Europa"; and
- further cost improvements and a winding down of the capital expenditure program.

5.2.4 Leisure

VRL operates an Australian leisure business which consists of 22 standalone amusement centres with video and other games, as well as amusement centres sited within cinema locations. These include Intencity, cinema and fun & games centres. The business generates revenues of around $14 million and EBITDA of around $1.5 million before overheads of around $1 million. The operations are not material to VRL's overall business.

5.3 Theme Parks

5.3.1 Overview of the Theme Parks Market

The amusement and theme parks industry in Australia is made up of approximately 50 parks, of which 17 are located in Queensland. Despite Queensland having fewer amusement and theme parks than NSW or Victoria, it attracts the greatest number of visitors and accounts for 60% of the total turnover of the amusement and theme park industry.

The key driver behind the industry is attendance levels, which are heavily dependent on the volume and mix of domestic and international visitors to Australia, and more specifically, the Gold Coast region.

Tourism in Australia

International tourist numbers to Australia declined during 2001, 2002 and the early part of 2003, as a result of slower international economic growth, the impact of terrorist acts and the war in Iraq and the effect on Asian travel of the SARS virus, as illustrated in the graph below:


International Visitor Arrivals (millions)
1993 to 2012
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011

Source: Tourism Forecasting Council

However, international visitor numbers are expected to rapidly rebound. During 2001-02 the number of domestic tourists in many states increased (although from an artificially low base following the closure of Ansett Airlines). Domestic tourism is expected to continue to grow.

Tourism in Queensland

Tourism is the second largest export earner for Queensland, generating $2.4 billion annually. Approximately 25% of international and domestic tourism expenditure in Queensland occurs on the Gold Coast.

The Asian region has historically been the major source of international visitors to the Gold Coast. Strong growth in visitor numbers was recorded throughout the early 1990s, until a sharp downturn caused by the Asian economic crisis in 1997. From 1999, visitor numbers from Asia began to recover. Although Japan is still the largest single international source of visitor to the Gold Coast, the percentage of international visitors from Japan has fallen from 41% in 1998 to 33% in 2003.

5.3.2 Overview of Operations

VRL is Australia's largest theme park operator, with three parks on the Gold Coast: Warner Bros. Movie World ("Movie World"), Sea World and Wet'n'Wild Water World ("Wet'n'Wild"). VRL's 50% partner in the theme parks is Warner Bros.

In addition to the three parks, VRL has a 25% interest in the Sea World Nara Resort, a 405 room hotel adjacent to Sea World, and in April 2003 acquired Paradise Country, an Australian animal tour focusing on the international visitor market.

The table below summarises VRL's interest in the theme parks:

VRL Theme Parks – Ownership Information	
	VRL Interest
Movie World	50%
Sea World	50%
Wet'n'Wild	50%
Sea World Nara Resort	25%
Warner Roadshow Movie World. Studios	50%
Paradise Country	50%
Sea World Helicopters	50%

In 2002, VRL and Warner Bros. bought out the minority unit holders in Sea World property trust, which owns the Sea World theme park and a third of the land and assets of Warner Bros. Movie World and Wet'n'Wild water park, resulting in VRL having a 50% interest in the theme park group, as illustrated below:


Village Roadshow
Warner Bros.
50%
50%
Warner Village Theme Parks Group
50%
Movie World
Movie World Studios
Sea World (and Sea World Helicopters)
Wet'n'Wild
Sea World Nara Resort

The key drivers behind VRL's theme park business are:

- ticket price and attendance;
- food and beverage and retail sales;
- functions; and
- sponsorship.

Published ticket prices for each of the parks are set out below:

VRL Theme Parks – Average Ticket Prices		
	Adult	Child/Pensioner
Movie World	$56	$35
Sea World	$56	$35
Wet'n'Wild	$36	$22

Attendance at the theme parks is made up of local, interstate and international visitors:

- local visitors have become increasingly important, representing 29% of total visitors to the theme parks in 2003, as a result of heavy residential growth in the Gold Coast region. The Gold Coast is currently the fastest growing region in Australia;
- interstate visitor numbers have also increased in recent years, and now represent approximately 46% of total visitors; and

- international visitors have become proportionally less important, as a result of the impact on international travel of factors such as terrorism and SARS. International visitors have traditionally come from Japan. However, as Japanese tourists move away from bulk tour groups, China has become an increasing source of international visitors to the theme parks.

With the recent decline in international tourism numbers, the theme parks have become increasingly reliant on domestic visitors, who represent around 70-75% of total attendances. Accordingly, while theme park attendance is highly sensitive to trends in domestic and international travel, Movie World and Sea World rely, to a greater extent than anticipated, on repeat customers, and they compete with many other recreational, leisure and entertainment opportunities. In turn, this has required regular investment in new exhibitions and the provision of discounts to local visitors. The theme parks aim to have major new attractions every three years, at an average cost of $10-15 million.

VRL management consider that the key competitive advantage of the theme parks business is the barrier to entry represented by the substantial capital expenditure required to establish a theme park (as much as $200 million, excluding land) and the limited availability of suitable locations.

An outline of each of the theme parks and operations is set out below:

Movie World

Based on Warner Bros. movies and movie characters, Movie World is Australia's leading tourist attraction. Opened in 1991, Movie World is located 20km north of Surfers Paradise adjacent to the recently upgraded Gold Coast Motorway. The park covers over 35 hectares and contains a number of rides and attractions including behind the scenes movie action, comedy stunts and animatronics from Warner Bros. movies and cartoons, and an array of rides.

Movie World's major attractions include:

- Scooby-Doo Spooky Coaster;
- Wild West Falls Water Ride;
- Looney Tunes Village;
- Looney Tunes River Ride;
- Lethal Weapon Ride;
- Batman Adventure The Ride 2;
- Police Academy Stunt Show;
- Movie Magic Special Effects stages; and
- Road Runner Rollercoaster.

Movie World is operated by Warner Village Theme Parks, which is jointly owned by VRL and Warner Bros.

Sea World

Sea World originally opened on the Spit at Main Beach on the Gold Coast in 1971 to showcase the Water Ski Spectacular and has since grown to become a major Australian tourist attraction.

Sea World offers a wide range of attractions including:

- Polar Bear Shores;
- Ski Challenge;
- Dolphin Cove Show;
- Quest for the Golden Seal Show;
- Cartoon Network Cartoon Beach; and
- a range of family and thrill-seeker rides including the Bermuda Triangle ride and the Corkscrew Rollercoaster.

Visitors to Sea World can also participate in a range of interactive activities including programs involving dolphins and seals, a behind the scenes tour of Polar Bear Shores and a range of water sports. Through Sea World Helicopters, scenic helicopter flights around the Gold Coast are also available to tourists.

A key component of Sea World is the marine life support systems and associated engineering and veterinary animal facilities, which are essential to the ongoing health of the park's animals. Sea World and the Sea World Nara Resort are located on a Crown Leasehold site of 29.02 hectares, zoned "Tourist and Entertainment Facility". A further 2.4 hectares at the southern end of the site is zoned for car parking and is held under a permit to occupy from the Crown. The head lease expires in 2057.

Sea World is also operated by Warner Village Theme Parks.

Wet'n'Wild Water World

Wet'n'Wild was originally established as "Cades County" water park in 1984 and was renamed two years later.

Located in the south east corner of the Movie World site, Wet'n'Wild comprises a wide range of water based activities including Australia's largest water slides, a giant wave pool and a variety of leisure pools. Wet'n'Wild's facilities are heated and are open all year round, although attendances are significantly higher in the summer and in school holiday periods.

Wet'n'Wild has experienced consistent growth in attendance in recent years, relying to a large extent (90%) on local visitors. The introduction of the 3 Park Super Pass in conjunction with Movie World and Sea World has increased both the awareness of the park and interstate attendances.

Warner Roadshow Movie World Studios

The Warner Roadshow Movie World Studios ("the Studios") are located next to the Movie World theme park. The Studios are purpose built with studio and production facilities incorporating sound stages, casting production offices, water tanks, editing suites, wardrobe, make-up, construction workshops, preview theatrette, visual effects studio, film processing, post production and travel and freight services.

Over the last 10 years the Studios have been used by most of the major film production companies with around 95% of production sourced offshore.

Revenue is derived mainly from the rental of the sound stages to film makers with other revenue derived from charges for the use of offices, workshops make up etc. In recent years there has been a consistent flow of productions in the studios.

The Studios contribute only a relatively small component (approximately 3%) of the revenue of the theme park business, but are an integral component of Movie World's theming.

Sea World Nara Resort

Sea World Nara Resort is a 405 room, 4 to 4 ½ star resort located on the northern boundary of the Sea World theme park. Set amongst acres of tropical gardens, the Resort is positioned between surf beaches and the Broadwater, five minutes away from Surfers Paradise. The Resort was opened in late 1988 and occupies a 4.2 hectare site, which is a part of the larger crown leasehold site in which Sea World is located.

Sea World Nara Resort appeals to the Australian family market and to international visitors. The Sea World Nara Resort is 50% owned by Nara Australia, and 50% owned by VRL and Warner Bros.

Sea World Nara Resort is linked to the Sea World theme park by a monorail which circles the theme park and Nara Resort and guests generally have unlimited, free entry to the theme park under packaged accommodation arrangements. In February 2003 the Resort completed an $8 million refurbishment to all areas, which has helped lift occupancy and room rates.

5.3.3 Financial Performance and Prospects

The historical and budgeted financial performance for the theme parks business is summarised in the following table:

Theme Parks – Operating Performance ($ millions)

	Year ending 30 June				
	2000	**2001**	**2002**	**2003**	**2004 (budget)**
Attendances (000's)	2,980	3,147	3,200	3,100	3,000
Sales revenue	80.6	85.2	90.8	90.2	92.2
Other revenue	63.4	63.0	63.0	62.5	61.6
Total revenue	**144.0**	**148.1**	**153.8**	**152.7**	**153.8**
EBITDA[18]	19.2	24.2	27.9	29.1	27.0
Depreciation and amortisation	(7.3)	(9.3)	(7.1)	(9.0)	(8.3)
EBIT[19]	**11.9**	**14.9**	**20.8**	**20.1**	**18.7**
Interest	(2.0)	(1.9)	(4.5)	(5.9)	(5.3)
Tax on equity profits	(1.9)	(1.8)	(2.5)	(2.7)	(2.3)
Operating profit	8.0	11.2	13.8	11.5	11.1
Capex	6.0	8.0	14.0	7.0	12.0

Source: VRL

In reviewing the historical operating performance of the Theme Parks division, the following should be noted:

- despite tough market conditions as a result of the collapse of Ansett, terrorism threats and the SARS virus, revenue has been stable. This can be attributed in part to the introduction of new attractions, in particular the polar bears at Sea World and Scooby Doo Spooky Coaster ride at Movie World; and

18 EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

19 EBIT is earnings before net interest, tax and abnormal items

- in 2000, 2001 and half of 2002, VRL had approximately a one third interest in the Sea World Property Trust. During 2002, VRL and Warner Bros. bought out the remaining one third interest to effectively each hold 50% of the trust.

The theme parks division budgets have been prepared against the background of the Iraq War and the spread of SARS throughout Asia, both of which are expected to impact on results in 2004. The budgeted performance has been forecast with regard to the following assumptions:

- the Tourism Forecasting Council has forecast 4.8% annual growth in international visitors through to 2012;
- new air services to the Gold Coast are expected to assist domestic and international tourist growth;
- a new separately gated night time attraction at Warner Bros. Movie World is expected to produce strong attendances and profit growth;
- the impact of the SARS virus will diminish over time, with international travel returning to normal levels around December 2003;
- the introduction of Shark Bay at Sea World in December 2003 will generate additional domestic demand in particular, and revenue will be generated from the dive programs;
- Whirlpool Springs at Wet'n'Wild will be re-engineered and relaunched in September 2003; and
- despite the absence of new attractions in 2004, the association with *The Matrix* is expected to ensure consistent attendance at Movie World.

5.4 Film Distribution

5.4.1 Overview of the Film Distribution Market

The film distribution market in Australia encompass the distribution of theatrical product for cinema exhibition, video and DVD retail and rental, pay television and free to air television. A number of major distributors dominate the local market, especially the market for new Australian and international theatrical releases. The theatrical market share by distributor is summarised below:

2002/03 Australian Theatrical Market Share by Distributor


Roadshow Film Distributors 30%
UIP (Paramount/ Universal) 20%
Buena Vista 18%
Columbia/ Tristar 12%
Fox 12%
Independents 8%

Source: VRL

VRL is the only Australian company in the top five major distributors.

The majority of distribution arrangements are royalty based and as such distribution income is essentially driven by two factors:

- growth in population and disposable income; and
- film performance and the quality of the products released by the production houses.

The home entertainment market is driven by further factors, including:

- the growth in sales of DVD players and the availability of recently released feature films on DVD; and
- demand for non-film product such as music, sports products and games.

The sell-thru market for films on DVD is the fastest growing segment of the industry while revenues from both video and DVD rentals have shown resilience in the past few years. The major distributors of theatrical product are also leading participants in the market for distribution of home entertainment products on video and DVD:

2002/03 Australian VHS/DVD Rental Market Share by Distributor


Fox
17%
BVI
15%
Columbia
19%
Roadshow
16%
Universal
16%
Warner Home Video
7%
Other
10%

Source: VRL

2002/03 Australian VHS/DVD Retail Market Share by Distributor


Fox
21%
BVI
14%
Columbia
12%
Roadshow
16%
Universal
12%
Warner Home Video
11%
Other
14%

Source: VRL

The Australian market for home entertainment is projected to grow strongly, driven largely by DVD rental and sales:


Market Projections - Home Entertainment
A$m
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
VHS
DVD

Source: VRL

Distribution to pay and free to air television represents a small but important component of industry revenues. Currently 3 pay television networks offer movie channels to their subscribers. The potential market and current subscription levels are summarised below:

Pay Television in Australia – Market Size as at January 2003

Operator	No. of Channels Offered	Potential Market	Subscribers[1]
Foxtel	52	6.5 million homes	825,000
Optus Television	54	2.2 million homes	190,000
Austar	57	2.2 million homes	412,000

Source: Australian Film Commission
1. As at June 2003

Continued growth in subscriber numbers and the development of digital interactive services, pay-per-view and video-on-demand products are expected to be the future drivers of pay television distribution revenues.

The final stage in the movie release cycle is distribution and screening on Australia's five free to air television networks. The value of program expenditure by free-to-air networks on local and imprinted drama has grown consistently over the last five years:

Free-to-Air Television Expenditure on Drama Programs ($ millions)

	1997	1998	1999	2000	2001	2002	Average Per Annum Growth
Imported	199.6	217.5	273.3	250.7	270.2	255.9	5.6%
Local	73.7	82.1	117.9	89.7	105.0	114.7	11.1%
Total	**273.3**	**299.6**	**391.2**	**340.4**	**375.2**	**370.6**	**7.1%**

Source: VRL

The potential impact of the introduction of digital television is expected to be positive for the film distribution industry.

5.4.2 Overview of Operations

Roadshow Films, the distribution division of VRL, distributes movie releases to theatres, DVD and video retail and rental businesses, pay television and free to air television. Music and other interactive audiovisual products are also distributed although this is a minor part of the business. A segment breakdown of sales for the 2003 financial year is depicted below:


Roadshow Films Sales Analysis
(2002/03)
Other - Interactive/Music 1%
Television 11%
Theatrical 37%
VHS/DVD 51%

Source: VRL

Roadshow Films has its principal operations in Australia and New Zealand. VRL also has distribution operations in Greece and Singapore. Roadshow Films is a 50/50 joint venture between VRL and Greater Union, and consists of four main sub-divisions. These are:

- Roadshow Film Distributors, distributing theatrical movies to cinema in Australia and New Zealand. Roadshow Film Distributors holds exclusive distribution rights for movies produced by Village Roadshow Pictures and also distributes theatrical releases for Warner Bros., New Line and independent production houses;

- Roadshow Entertainment, the leading independent distributor of videos and DVDs to retail and rental chains. Roadshow Entertainment has the exclusive rights to distribute video and DVDs for Village Roadshow Pictures, New Line and international and Australian independent producers, as well as for the ABC and BBC catalogues, Hi-5 and sports in association with Channel 9. Roadshow Music distributes music CDs for selected Australian outlets and ABC children's music;

- Roadshow Television, which distributes motion pictures, documentaries and other filmed entertainment to pay television and free to air television in Australia and New Zealand; and

- The Movie Network, an equal joint venture between Roadshow Television, Warner Bros., Disney and MGM to distribute the latest movie releases as well as classic re-runs to Australian pay television networks via 3 channels.

5.4.3 Financial Performance and Prospects

The historical and budgeted financial performance for the film distribution business is summarised in the following table:

Distribution – Operating Performance ($ millions)					
	Year ending 30 June				
	2000	**2001**	**2002**	**2003**	**2004 (budget)**
Sales revenue	143.8	147.5	181.3	177.4	179.4
EBITDA[20]	**4.5**	**7.3**	**9.1**	**14.9**	**14.6**
Depreciation and amortisation	-	(1.0)	(1.0)	(0.8)	(0.6)
EBIT	**4.5**	**6.3**	**8.1**	**14.1**	**14.0**
Net interest expense	(1.3)	(1.7)	(1.3)	(1.3)	(1.8)
Equity adjustment	(0.1)	(2.1)	(1.9)	(0.8)	(0.8)
Income tax expense	(0.2)	(0.6)	(2.7)	(2.7)	(2.7)
Profit after tax	2.9	1.9	2.2	9.3	8.7

Source: VRL

Equity adjustment is the amortisation of the difference between VRL's cost of investment in Roadshow and Roadshow's actual NTA. Earnings have increased significantly since the 2000 financial year, mainly as a result of solid growth in the rental market, relatively high growth in the DVD retail market and the availability of strong product during the 2003 year. Continued strong earnings are forecast for the 2004 financial year, reflecting the expected continued availability of attractive product for distribution.

20 EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

6 Evaluation of the Proposal

6.1 Summary

In Grant Samuel's view the Proposal is in the best interests of holders of Preference Shares.

Grant Samuel has attributed a value of $1.22-1.25 to the Offer, which effectively consists of cash of $0.25 and an unsecured note with an assessed value of $0.97-1.00. The value attributed to the Offer represents a substantial premium to the price at which Preference Shares have traded during 2003. It is a premium of 52% to the weighted average price of Preference Shares for the month prior to the announcement of the Proposal, and a premium of 57% to the weighted average price for the six months prior to the announcement.

Grant Samuel has estimated that the underlying value of VRL attributable to Preference Shares is in the range $2.17-2.75 per share. The value attributed to the Offer of $1.22-1.25 is significantly lower than this estimated underlying value. If the Proposal proceeds, there will be a significant value transfer from the holders of Preference Shares to holders of ordinary shares. However, comparisons with estimated underlying value are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, except in the event of a successful takeover offer for the ordinary shares.

The Proposal delivers to Preference shareholders a significantly higher proportion of the market value of VRL than they have enjoyed over the last twelve months. On average, Preference shareholders have held 40% of the total market value of VRL over the last twelve months. Based on the closing ordinary share price immediately prior to the announcement of the Proposal, the Proposal delivers 50% of the total market value of VRL to holders of Preference Shares.

The current capital structure is a significant impediment to the reflection of VRL's underlying value in share market prices (both for ordinary shares and for Preference Shares). The dividend entitlements of the Preference Shares mean that if any dividends are paid on ordinary shares, a total dividend of at least $25 million must be paid to the holders of Preference Shares. To maintain a roughly proportionate payout to ordinary shareholders, and pay the maximum amount possible without increasing the preference dividend, would require an ordinary dividend of approximately $16.5 million. At current levels of profitability, this level of dividends is, at best, marginally supportable by VRL's annual earnings. Accordingly, the current capital structure has the effect of inhibiting the distribution of income to holders of both ordinary and Preference shares, and reducing the investment appeal of both ordinary and Preference shares. If the Proposal does not proceed this structure will be perpetuated.

Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.22-1.25, at least in the short term. Trading in Preference Shares since the announcement has been significant. The shares have traded in the range $1.04-1.10, presumably in part because of uncertainty as to whether the Proposal will proceed. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

There can be no certainty that, even in the medium term, Preference Shares will trade at above $1.22-1.25. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are generally mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments.

The Proposal has disadvantages for holders of Preference Shares. The Proposal will result in a crystallisation of the value of Preference Shares at well below full underlying value. By definition, this means that holders of Preference Shares will be giving up access to upside potential. This upside could be significant. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income yield could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. They would be aligning themselves with the interests of the holders of ordinary shares. However, there can be no assurance that such a strategy would deliver higher value than the Proposal. In Grant Samuel's view, based on current

market conditions, it is likely that, at least in the short to medium term, the Preference Shares would trade at prices below the value attributed to the Offer of $1.22-1.25 per share. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could always reinvest the proceeds received under the Proposal in VRL ordinary shares.

The Proposal will also increase the financial risk of VRL. Repayment of the notes will substantially increase VRL's financial commitments over the next three years. VRL's financial forecasts indicate that VRL should be able to comfortably fund repayment of the notes, having regard to projected cash flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, forecasts are inherently uncertain. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks, including in relation to the film production business.

In addition, holders of Preference Shares should understand that there are risks associated with the consideration offered under the Proposal. A substantial proportion of the value of the consideration is, in effect, by way of notes rather than cash. Holders of the notes will be exposed to VRL credit risk and the value of the notes could vary.

The choice for holders of Preference Shares is, ultimately, whether to vote in favour of the Proposal and the immediate value that it will deliver, or whether to reject the Proposal in expectation of realising greater value for their shares in the future. The decision requires a balancing of a number of factors:

- the value of the Offer and the premium that it represents to the recent trading price of Preference Shares;
- the likelihood of a fall in the share price in the short to medium term if the Proposal is rejected; and
- the prospects for realising greater value in the longer term if the Proposal is rejected.

In Grant Samuel's view, the magnitude of the premium offered and the trading in Preference Shares since announcement of the Proposal strongly suggest that Preference Shares will trade at prices well below the value attributed to the Offer if the Proposal does not proceed. On the other hand, having regard to the difference between the value attributed to the Offer and the assessed underlying value of the Preference Shares, there is a real possibility that, at some time in the future, greater value could be realised for the Preference Shares than the value attributed to the Offer. However, there can be no certainty that this will occur. VRL's businesses are now generally mature, with modest growth prospects. VRL's film production business is inherently risky. Moreover, the capital and shareholding structure of VRL are likely to continue to have a depressing effect on the share price. In Grant Samuel's view the relative certainty of the value offered under the Proposal is clearly more attractive than the uncertain prospect of realising greater value at some time in the future.

Grant Samuel believes that holders of Preference Shares are likely to be better off if the Proposal proceeds than if it does not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

6.2 Value of the Offer

Grant Samuel has valued the notes to be issued under the Proposal in the range $0.97-1.00 per note. The notes have been valued by discounting the principal and interest payments on the notes at discount rates of 10-12%. These discount rates have been adopted to reflect the credit risk of VRL, and, in particular, the subordinated and unsecured status of the notes. The discount rates were selected having regard to the Moody's ratings of VRL (corporate rating of Ba3 and PRIDES rating of B2) and the yields on listed sub-investment grade debt securities in the US market.

The Offer is, effectively, $0.25 cash plus one convertible note per Preference Share. Accordingly, Grant Samuel has attributed a value of $1.22-1.25 to the Offer.

6.3 Premium to Recent Trading Prices

The value attributed to the Offer represents a significant premium to the recent price of Preference Shares:


A Class Preference Share Price
1 July 2002 to 27 July 2003
$
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
Offer value
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Iress

The premium to the weighted average price of Preference Shares, calculated for various periods prior to the announcement of the proposal on 28 July 2003, is set out in the following table:

	Weighted Average Price	Premium
Day before proposal announced	0.83	47%
Week before proposal announced	0.83	48%
Month before proposal announced	0.80	52%
Three months before proposal announced	0.83	47%
Six months before proposal announced	0.78	57%
Twelve months before proposal announced	0.80	52%

6.4 Underlying Value of VRL

The equity in VRL has been valued in the range $1,055-1,335 million. The valuation is summarised below:

VRL – Valuation Summary (A$ millions)

	Low	High
Operating businesses		
Austereo (59.7%)	440	480
Exhibition	360	410
Production	300	350
Theme Parks	120	160
Distribution	85	105
Corporate Overheads/other	(225)	(200)
Enterprise Value	**1,080**	**1,305**
Other liabilities	(100)	(50)
Net cash at 30 June 2003	75	80
Value of net assets	**1,055**	**1,335**

The valuation represents the full underlying value, and exceeds the value expected to be reflected in share market prices in the absence of a takeover offer or other similar transaction. VRL has been valued by aggregating the estimated market value of VRL's businesses and its 59.7% shareholding in Austereo, adjusting for corporate overheads and adding net cash. Limited recourse borrowings relating to each of the businesses, including the production borrowings, have been included in the valuation of each business. Net cash is based on VRL's balance sheet as at 30 June 2003. The principal approach to valuing VRL's major businesses was by capitalisation of earnings. Discounted cashflow analysis was undertaken as a secondary check for some of the businesses.

The aggregate market capitalisation of the ordinary shares and Preference Shares immediately prior to the announcement of the Proposal was approximately $500 million. This represents a very deep discount to assessed underlying value, potentially reflecting a number of factors:

- VRL is a complex company with a number of businesses, most of which are in one or more joint ventures;
- in particular, the financing arrangements underpinning the film production business are complex. Investors may have been disconcerted by the substantial amount of debt in relation to the production business now consolidated onto VRL's balance sheet, notwithstanding that this debt is only limited recourse to VRF. Moreover, the film production business is inherently volatile;
- VRL's reported financial results in recent years have incorporated a number of non-recurring items, in part as VRL has exited various international exhibition businesses. Accordingly, it is not easy to assess the underlying performance and prospects of VRL;
- VRL is followed by relatively few analysts. As a result, and because of its complexity, it may not be well understood by the market;
- the suspension of dividends on both ordinary shares and Preference shares may have created further uncertainty regarding VRL's financial position and prospects;
- the pyramid structure of the VRL group, which results in a substantial proportion of VRL's underlying value being represented by the underlying value of a partly owned subsidiary, Austereo, may deepen the discount to underlying value;
- VRC, a company associated with the Kirby family and Graham Burke, has a controlling interest in VRL; and
- VRL's capital structure, and in particular the terms of the Preference Shares, inhibit the distribution of earnings to holders of both ordinary and Preference shares, reducing their attractiveness to investors. This is discussed in further detail in Section 6.7 below.

Grant Samuel's valuation of VRL is set out in more detail below.

6.4.1 Austereo

Austereo has been valued in the range $743-814 million. This value range corresponds to a value of $1.76-1.93 per share and gives a value for VRL's 59.7% interest of $440-480 million. The valuation is summarised below:

Austereo - Valuation Summary ($ millions)		
	Value Range	
	Low	High
Australian radio business	850	900
Interests in international radio businesses	39	55
Value of operating businesses	**889**	**955**
Net borrowings as at 30 June 2003	(162)	(162)
Other assets/(liabilities)	16	21
Value of equity	**743**	**814**
Number of issued shares (million)	421.2	421.2
Value per share	**$1.76**	**$1.93**
Number of shares owned by VRL	251.6	251.6
Value of VRL interest in Austereo	**443**	**486**
Value of VRL interest in Austereo (rounded)	**440**	**480**

The valuation represents the estimated full underlying value of Austereo assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Austereo shares to trade on the ASX.

Australian Radio Business

Summary

The Australian radio business has been valued in the range $850-900 million. This valuation range represents the following multiples of revenue and earnings:

Australian Radio Business – Implied Valuation Multiples		
	Low	High
Multiple of Revenue		
Year ended 30 June 2002 (historical)	3.6	3.9
Year ending 30 June 2003 (historical)	3.9	4.1
Multiple of EBITDA		
Year ended 30 June 2002 (historical)	9.9	10.5
Year ending 30 June 2003 (historical)	10.9	11.5
Multiple of EBITA		
Year ended 30 June 2002 (historical)	10.8	11.4
Year ending 30 June 2003 (historical)	12.0	12.8

The Australian radio business comprises the Today and Triple M networks and Austereo's 50% interests in the regional radio station joint ventures in Canberra and Newcastle. These businesses have been valued together on the basis that they would be worth more as an integrated business than as individual networks or individual radio stations.

Grant Samuel considers the budget for the year ending 30 June 2004 to be relevant in terms of assessing the value of 100% of Austereo. This budget was provided to Grant Samuel for the purposes of its analysis but neither the earnings themselves nor the multiples based on this budget have been disclosed in this report at the request of the directors of VRL because of commercial sensitivity.

These implied multiples are considered reasonable having regard to the multiples implied by the prices paid in recent transactions, the prices at which comparable listed companies trade on the ASX and the particular attributes of the Australian radio network.

Market Evidence

In recent years there have been a number of transactions in Australia involving the acquisition of radio stations and radio networks. None of the radio businesses that have been acquired is directly comparable to the Australian radio business. In particular, none had the market leading position that the Australian radio business has in the 25-39 demographic across Australian capital cities.

Recent Transaction Evidence

Date	Target	Transaction	Consideration ($ millions)	Revenue Multiple historical	Revenue Multiple forecast	EBITDA Multiple historical	EBITDA Multiple forecast	EBITA Multiple historical	EBITA Multiple forecast
Jul 2003	RedWave Media	Acquisition by West Australian Newspapers	11.7	4.7	4.9	na	14.7	na	na
Feb 2003	4BH AM	Acquisition by Southern Cross	10.0	2.2	2.2	na	6.7	na	na
Aug 2002	DMG	Acquisition of 25% interest by Daily Mail	406.0	5.0	na	9.0	na	16.8	na
Mar 2002	NX FM and KO FM	Acquisition of 50% interest by RG Capital	23.5	4.8	4.6	12.0	11.5	12.6	12.1
Mar 2001	2UE AM, 4BC AM, Sky Radio	Acquisition by Southern Cross	89.8	2.5	2.3	94.2	12.7	na	15.8
Oct 1997	Rural Press's regional network	Acquisition by DMG	88.0	3.5	3.3	10.4	na	13.4	na
Mar 1997	Austereo	Acquisition of 47.2% not already owned by VRL	1,022.2	3.8	3.6	14.1	13.7	15.7	15.7
Jul 1996	5AD FM and 5DN AM	Acquisition by ARN	29.0	2.2	na	7.1	7.5	7.6	8.2
Jul 1996	Coast Rock FM and 2GO FM	Acquisition by RG Capital	37.4	na	na	na	12.1	na	10.7
May 1996	Sea FM	Acquisition by RG Capital	66.6	7.3	na	21.7	10.6	25.9	na

Source: IRESS, company announcements, annual reports, takeover documents, broker's reports

The transactions have taken place at prices that imply multiples in a very wide range (even after outlying multiples are excluded):

- 2.2-4.8 times historical sales revenue and 2.2-4.9 times forecast sales revenue;
- 7.1-14.1 times historical EBITDA and 6.7-14.7 times forecast EBITDA; and
- 7.6-15.7 times historical EBITA and 8.2-15.8 times forecast EBITA.

The multiples that acquirers have been prepared to pay for radio broadcasting businesses have varied depending on a number of factors:

- acquisitions of metropolitan radio stations and networks have generally taken place at higher multiples than those that applied to regional stations;
- acquisitions of regional or metropolitan networks have generally taken place at higher multiples than acquisitions of single stations; and

- the majority of the above transactions have involved acquirers who were building or adding to national or regional radio networks.

There are no listed companies in Australia that are directly comparable to Austereo's Australian radio business. RG Capital is the only other "pure" radio company listed on the ASX and it has a network of regional radio stations. The sharemarket ratings of selected listed companies are summarised below:

Sharemarket Ratings of Selected Comparable Listed Companies

Company	Market Capitalisation ($ millions)	Revenue Multiple			EBITDA Multiple			EBITA Multiple		
		2003 actual	2004 forecast	2005 forecast	2003 actual	2004 forecast	2005 forecast	2003 actual	2004 forecast	2005 forecast
Austereo	**615.0**	**3.4**	**3.4**	**3.4**	**9.2**	**nd**	**nd**	**10.3**	**nd**	**nd**
APN News & Media	1,691.0	2.8	2.4	2.4	11.2	9.8	9.3	13.3	11.4	10.8
Southern Cross	525.8	2.3	2.2	2.1	10.1	9.4	8.9	12.1	11.3	10.6
RG Capital	166.77	3.6	3.5	3.4	10.7	10.7	10.1	12.2	12.1	11.4
Simple average		*2.9*	*2.7*	*2.6*	*10.7*	*9.9*	*9.5*	*12.5*	*11.6*	*10.9*
Weighted average		*2.7*	*2.4*	*2.4*	*10.9*	*9.8*	*9.3*	*12.9*	*11.4*	*10.8*
Median		*2.8*	*2.4*	*2.4*	*10.7*	*9.8*	*9.3*	*12.2*	*11.4*	*10.8*

Source: IRESS, annual reports, broker's reports, share prices at 22 August 2003
Note: 2004 and 2005 earnings multiples not disclosed at the request of VRL because of commercial sensitivity.

The table indicates that the comparable companies have trading multiples in a range of 2.3-3.66 times actual 2003 sales revenue, 10.1-11.22 times actual 2003 EBITDA and 12.1-13.3 times actual 2003 EBITA. Austereo's shares are trading at lower multiples of 2003 EBITDA and EBITA, reflecting the challenging outlook for Austereo's short term profitability.

Analysis and Conclusions

The multiples implied by the valuation of the Australian radio business were assessed having regard to the above trading and transaction multiples and the particular attributes of the Australian radio business including its historical performance, market position and short to medium term growth outlook. In this context:

- the Australian radio business has a strong position in the Australian radio broadcasting market:
  - it is the only national FM radio network with two radio stations in each of the five major capital city markets as well as two stations in each of Canberra and the largest regional market, Newcastle;
  - it has maintained its market leading position, even after the launch of new radio stations. The Australian radio business has clear overall market leadership at the national level and in the market for listeners aged 18-39 years, the demographic that is most sought after by advertisers; and
  - the Australian radio business achieves high EBITDA margins compared to its domestic and international peers;
- it generates strong cash flows with relatively low levels of earnings required to be reinvested in fixed assets and working capital;
- on the other hand, the medium term outlook for Austereo's Australian radio business is uncertain:
  - the launch of Nova radio stations in Sydney, Melbourne, Brisbane and Perth has resulted in lower audience ratings and lower market shares for the Australian radio business, which is reflected in lower earnings and lower margins;

- the competitive pressure on the Australian radio business will continue with further new licences being issued; and
- the extent of the impact will depend on the identity of the acquirer (eg. if DMG acquires any of the licences it could complete a national network, or even build a two station network in the key markets of the Australian radio business);

■ performance will be driven by the outlook for growth in the Australian advertising market and the share of the advertising market that the radio broadcasting industry can expect to capture. In this respect:

- the radio broadcasting market is a more mature market than in the past, with lower annual growth rates forecast in the medium term; but
- the issue of new licences in key markets in 2001 took place during a period of decline in Australian and global advertising expenditure. This implies that the expected recovery in the advertising market will offset some of the impact from the issue of new licences in 2003 and 2004; and

■ any relaxation of cross media ownership legislation may result in radio networks becoming targets for other media participants, which would tend to increase the value of radio businesses.

The valuation of Austereo's Australian radio businesses in the range $850-900 million represents multiples of 10.9-11.5 times historical 2002/03 EBITDA and 12.0-12.8 times historical 2002/03 EBITA. The implied multiples based on forecast 2003/04 earnings are higher, reflecting the forecast marginal decline in earnings forecast for 2003/04. In light of the above comments, these implied multiples are high in an absolute sense. However, they are in line with the market evidence, which indicates relatively high earnings multiples. Recent transactions show forecast EBITDA multiples for similar assets of up to 13-14 times and forecast EBITA multiples of almost 16 times. While the radio broadcasting industry has undergone a structural change subsequent to many of these transactions taking place, listed comparable broadcasters (including Austereo) are currently trading at around 10 times forecast 2003/04 EBITDA and 12 times forecast 2003/04 EBITA.

Discounted Cash Flow Analysis

Grant Samuel has also undertaken a discounted cash flow ("DCF") analysis of Austereo's Australian radio business based on a four year financial model from 1 July 2004 to 30 June 2007. The analysis results in a net present value for the base case of $844-921 million. This compares to the valuation range of $850-900 million.

The key operating assumptions underlying the DCF are:

■ no real growth in the radio advertising market during 2003/04, then real growth of 3-4% per year to 30 June 2007;

■ the Australian radio business's five city metropolitan market share is budgeted to decline until 2007 after the issue of further new radio licences in late 2003 and 2004;

■ variable costs are budgeted to remain at around 16% of revenue and, after a step increase in fixed costs in 2003/04 (reflecting increased expenditure required for Austereo to maintain its market leading position), fixed costs increase by inflation (of 2.5%) each year;

■ the corporate taxation rate is 30% and tax depreciation is equivalent to book depreciation;

■ a discount rate of 10.0-10.5%; and

■ a terminal value at 30 June 2007 based on a perpetual growth rate from 2007 of 4.5% (ie. approximately 2% real growth).

In Grant Samuel's opinion, the DCF analysis provides support for the valuation of Austereo's Australian radio business.

International Radio Businesses

Grant Samuel has attributed a value of $39-55 million to Austereo's international radio business as summarised below:

International Radio Business – Valuation Summary ($ million)		
	Low	**High**
MEASAT	20	25
Village FM	11	20
UKRD	8	10
Total International Radio Business	**39**	**55**

The valuation of the international radio business is based on discounted cash flow analysis and earnings analysis.

Other Assets and Liabilities

Austereo's other assets and liabilities have been valued in the range $16-21 million. Other assets and liabilities comprise:

- Austereo's 50% interest in Simon Richards, which has been valued in the range $4-7 million based on both discounted cash flow and capitalisation of earnings approaches;
- Austereo's 50% interest in mcm entertainment, which has been valued in the range $2-4 million; and
- loans to executives which amounted to approximately $10 million at 30 June 2003.

6.4.2 Film Production

VRL's Production business has been valued in the range $300-350 million.

Valuation of the Production business is inherently subjective, as it essentially requires a judgement regarding future film performance. The valuation reflects the following:

- VRL has invested US$170 million in the business (US$100 million of equity and US$ 70 million by way of a security deposit). This equates to approximately A$260 million at an A$:US$ rate of 0.65;
- accordingly, the bottom end of Grant Samuel's valuation range represents only a modest premium to VRL's investment;
- VRL estimates that, since inception of the business in 1998, the Production business has generated total value of approximately US$235 million, of which US$105 million was devoted to funding set up costs. However, this value generation cannot be extrapolated into the future, given that it reflects the performance of The Matrix and The Matrix Reloaded;
- expectations for the upcoming films, including The Matrix Revolutions, underpin the short term prospects for the business;
- EBITDA and EBIT multiples are essentially meaningless, given the nature of the financing facility for VRL's Production business. The profits and cash flows attributable to VRL are after the payment of interest on the facility;
- the valuation represents approximately 10-12 times 2003 and budgeted 2004 pre-tax earnings from the business; and

- the pattern of cash flows that are expected to emerge from the Production business is different from the pattern of reported earnings.

6.4.3 Cinema Exhibition

VRL's Exhibition business has been valued in the range $360-410 million. The valuation takes into account VRL's share of off balance sheet net cash in the Exhibition business, an estimate of receivables relating to the sale of the UK joint venture and deferred payments relating to the acquisition of Warner Bros one third interest in the Australian Multiplex business.

The valuation of the Exhibition business represents the following multiples of underlying EBITDA and EBIT:

Exhibition – Multiples Implied by Valuation

	Implied multiples	
	Low	**High**
Enterprise Value ($m)	**360**	**410**
Multiples of EBITDA (underlying)		
2003 (actual)	3.9	4.5
2004 (projected)	5.3	6.2
Multiples of EBIT (underlying)		
2003 (actual)	10.6	12.3
2004 (projected)	16.9	19.5

The valuation includes the value of VRL's leisure business. It also takes into account amounts receivable in relation to the sale of VRL's UK circuit, amounts payable to Warner Bros. in relation to the acquisition of the interest of Warner Bros. in the Australian Multiplex business, and off balance sheet debt. In total, these three items represent a net receivable in the approximate range $1-6 million.

The valuation reflects the following specific attributes of the Exhibition business:

- the business is the largest operator of cinemas in a number of the markets in which it operates, including Australia and New Zealand;
- the business is relatively mature and has adopted a lower growth strategy which has significantly reduced the risk of the business. There is still growth expected in some territories, including Greece and Italy;
- the cinema stock is in good condition following a significant refurbishment and capital expenditure program over the past few years. Capital expenditure requirements are expected to be lower going forward (falling to around 10-15% of EBITDA by 2006);
- the business is reliant on the popularity of films in general and the specific films it shows. The outlook for films is strong in the medium term with a number of blockbuster sequels expected to support the market;
- the Austrian operations are currently loss making and VRL is exploring exit options;
- VRL's joint venture partners in the various exhibition businesses have pre-emptive rights, including in relation to the Australian business; and
- the business owns freehold properties in Argentina, which were funded through a US$ denominated facility. Management of VRL has advised that it is reasonable to expect that, based on current market conditions, the value of these properties will be sufficient to offset the US$ debt.

Market Evidence

The implied multiples are considered reasonable having regard to comparable trading and transaction evidence.

Sharemarket Rating of Selected Comparable Listed Companies					
	Market Cap (millions)	EBITDA[21] Multiple		EBIT[22] Multiple	
		2003 actual	2004 forecast	2003 actual	2004 forecast
Australian	**A$**				
Amalgamated Holdings	339.4	6.6	5.7	9.2	7.9
United States	**US$**				
Regal Entertainment Ltd	2679.8	7.6	5.9	11.6	8.0
AMC Entertainment Inc	1491.7	6.4	6.1	14.1	na
Carmike Cinemas Inc	235.8	6.0	na	8.7	na

Source: Bloomberg, Company announcements, broker reports, Annual Reports

There have been a number of international transactions in the Exhibition sector. The following table sets out the multiples implied by selected transactions:

Selected Transaction Evidence						
Date	Target/Transaction	Enterprise value (millions)	EBITDA Multiple		EBIT Multiple	
			historical	forecast	historical	forecast
Mar 1999	Acquisition of Hoyts Cinema Group by Consolidated Press Holdings	A$ 624.9	6.9	na	na	na
Mar 2002	Acquisition of bankrupt GC Cos Inc. by AMC Entertainment Inc.	US$167.0	9.9	na	na	na
Mar 2003	Acquisition of 97 multiplex and city centre cinemas by an investor group led by West LB AG	£430.6	9.2	na	na	na
May 2003	Sale by VRL of its UK joint venture cinemas	A$260	8.5	na	na	na

Source: Bloomberg, Company announcements, broker reports, Annual Reports

The transactions set out above represent historical EBITDA multiples in the range 7-9 times.

Grant Samuel's valuation of the Exhibition business represents relatively low multiples of EBITDA by comparison with the trading and transaction multiples set out above, but very high multiples of EBIT. However, it is supported by the price VRL recently paid to increase its interest in the Australian Multiplex business. A one third interest in the business was acquired for $100 million, implying a value of $150 million for VRL's 50% interest. The Australian Multiplex business represents approximately 40% of the earnings of the Exhibition business. This implies a value of around $375 million for VRL's Exhibition business.

[21] Represents the gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

[22] Represents the gross capitalisation divided by EBIT.

6.4.4 Theme Parks

VRL's share of the Theme Park business has been valued in the range $120-160 million as follows:

VRL-Theme Parks ($ million)	Low	High
Value of VRL share of Theme Park business (excluding debt)	160	200
VRL share of net debt (off-balance sheet)	(40)	(40)
Value of VRL share of Theme Park business	120	160

The valuation takes into account VRL's share of off balance sheet debt attributable to the Theme Parks business. The valuation of the Theme Parks business represents the following multiples of underlying EBITDA and EBIT:

Theme Park – Multiples Implied by Valuation	Implied multiples	
	Low	High
Theme Parks Enterprise Value ($m)	**160**	**200**
Multiples of EBITDA (underlying)		
2003 (actual)	5.5	6.9
2004 (projected)	5.9	7.4
Multiples of EBIT (underlying)		
2003 (actual)	7.9	9.9
2004 (projected)	8.6	10.7

The valuation reflects the following specific attributes of the Theme Parks business:

- the business is the largest operator of Theme Parks in Australia;
- the business is relatively mature, although some growth is expected in line with forecast growth in international visitors to the Gold Coast;
- the Theme Parks have benefited from a significant capital expenditure program over the past few years and the Sea World Nara Resort has recently been refurbished. Major new attractions have been opened or are planned as part of a continual improvement process to ensure quality of attractions. Each of the theme parks is expected to open a major new attraction every three years. Accordingly capital expenditure requirements are expected to be relatively constant going forward; and
- Warner Bros. has pre-emptive rights in relation to VRL's interest in the Theme Parks business. In the event that a third party was to acquire VRL's interest in Movie World, the annual licence fees and royalty payable to Warner Bros. could increase.

The implied multiples are considered reasonable having regard to comparable trading and transaction evidence.

Sharemarket Rating of Selected Comparable Listed Companies					
	Market Cap (millions)	EBITDA[23] Multiple		EBIT[24] Multiple	
		2003 actual	2004 forecast	2003 actual	2004 forecast
Australian	A$				
Macquarie Leisure Trust	135.7	10.0	8.9	12.1	10.6
Sydney Aquarium	107.7	10.6	na	12.9	na
United States	US$				
Six Flags Inc	487.2	8.2	9.3	14.0	na
Cedar Fair LP	1,384.7	10.8	na	14.55	na
Walt Disney Co	42,354.7	16.2	15.2	23.2	21.7

Source: Bloomberg, Company announcements, broker reports, Annual Reports

The multiples implied by the valuation are lower than those for the comparables set out above. This may reflect the superior growth prospects of some of the comparables and, in the case of the US comparables, the impact of size on market ratings.

Grant Samuel's valuation has also had regard to a recent transaction involving the theme park assets. In January 2002 VRL and Warner Bros. jointly acquired the 14.5% of units in the Sea World Property Trust that it did not already hold, at $0.90 per unit. The Sea World Property Trust held 100% of Sea World, a 50% interest in the Sea World Nara Resort and a one-third interest in Movie World, Wet'n'Wild and the Warner Bros. Studios. That transaction implied a value of approximately $165 million for VRL's share of the Theme Parks business.

6.4.5 Film Distribution

VRL's Distribution business has been valued in the range $85-105 million as follows:

VRL-Distribution ($ million)		
	Low	High
Value of Distribution business (excluding debt)	80	100
VRL share of net cash (off-balance sheet)	5	5
Value of Distribution business	85	105

The valuation takes into account VRL's share of off-balance sheet net cash in the Distribution business. The valuation of the Distribution business represents the following multiples of underlying EBITDA and EBIT:

Distribution – Multiples Implied by Valuation		
	Implied multiples	
	Low	High
Distribution Enterprise Value ($m)	**80**	**100**
Multiples of EBITDA (underlying)		
2003 (actual)	5.4	6.7
2004 (projected)	5.5	6.8
Multiples of EBIT (underlying)		
2003 (actual)	5.7	7.1
2004 (projected)	5.7	7.1

23 Represents the gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

24 Represents the gross capitalisation divided by EBIT.

The valuation reflects the following specific attributes of the Distribution business:

- the business is one of the largest operators in Australia and New Zealand, with smaller operations in Singapore and Greece;
- the business is supported by its relationship with Warner Bros and VRP;
- earnings have grown strongly on the back of strong DVD sales and are expected to continue around current levels in the short term;
- the distribution business is, in part, dependent on the popularity of the films it distributes; and
- Greater Union has pre-emptive rights in relation to the Australasian business.

The implied multiples are relatively low. They reflect Grant Samuel's judgement that current profitability may not be sustainable in the medium term, given the support for short term earnings from very strong film product and the rapid expansion of the DVD market. The multiples are considered reasonable having regard to the limited comparable trading evidence. Magna Pacific Holdings Ltd, a listed Australian film distributor, is currently trading on historical EBITDA and EBIT multiples of 5.9 and 7.1 respectively.

6.4.6 Other Assets and Liabilities

Net cash

VRL's share of net cash for valuation purposes (excluding net debt including in the business valuations, including the film production facility) is estimated at $75-80 million:

VRL - Net cash ($ millions)		
	Low	**High**
Cash	177	177
Debt	(60)	(60)
Leases	(7)	(7)
PRIDES	(35)	(30)
Net cash	75	80

Grant Samuel has attributed a negative value of $(30)-(35) million to the PRIDES based on their face value and a recent redemption by VRL at less than face value.

Corporate overheads

VRL's corporate overheads for the 2004 financial year are expected to be around $40 million. This includes approximately $11 million of shared services costs which are recharged to each of the operating businesses and are incorporated in Grant Samuel's valuations of those assets. It also includes other income of around $2 million.

In Grant Samuel's view, it is reasonable to assume that a potential purchaser of VRL could make some savings. Grant Samuel has assumed residual costs of approximately $20 million per annum. The residual amount of $20 million has been capitalized in the range $(200)-(225) million.

Other liabilities

Grant Samuel has attributed a negative value in the range $(50)-(100) million in relation to VRL's contingent liabilities, which consist of contingent tax liabilities, against which VRL holds a general tax provision of $125 million, and litigation liabilities, for which VRL has provided approximately $20 million. Grant Samuel has attributed no additional negative value in relation to the statement of claim by Peter Ziegler in view of the assessment of VRL which is based on legal advice.

6.5 Share of Underlying Value

Allocating the estimated underlying value of VRL as between VRL ordinary shares and Preference Shares is problematic. There are a number of factors that suggest that, intrinsically, the Preference Shares are more valuable than the ordinary shares:

- if any dividend is declared on the ordinary shares, the Preference Shares are entitled to a dividend of 10.175 cents per share or 3 cents per share more than the ordinary shares, whichever is the greater;
- in the event of a successful takeover offer for the ordinary shares, the Preference Shares convert to ordinary shares. As a practical matter, it is highly likely that any bidder would extend the offer to the ordinary shares created on conversion of the Preference Shares;
- holders of Preference Shares have a priority as to return on capital in a winding up of S0.50 per share and then to participate pari passu with holders of ordinary shares in any surplus; and
- while A Class Preference Shares have no voting rights in most circumstances, the controlling interest of the Kirby family and Graham Burke means that the voting rights of other ordinary shareholders provide only limited influence.

On the other hand, the Preference Shares have consistently traded at a discount to the price of the ordinary shares, and this is consistent with share prices of other companies with both voting and non-voting securities that otherwise have generally similar economic rights.

Assessments of underlying value aim to estimate the value that would be realised in a change of control. In the event of a takeover of VRL, it is likely that the bidder would extend its offer to the ordinary shares created on conversion of the Preference Shares. Holders of Preference Shares would be likely to receive the same price as holders of ordinary shares. Accordingly, Grant Samuel believes that, for the purpose of this analysis, it is appropriate to allocate the estimated full underlying value of VRL equally as between the ordinary and Preference shares. On this basis, the estimated underlying value per share (for both ordinary and Preference shares) is as follows:

VRL – Underlying Value per Ordinary and Preference Share	Low	High
Value of net assets	**1,055**	**1,305**
Ordinary shares on issue (millions)	234.9	234.9
Preference Shares on issue (millions)	250.2	250.2
Total shares on issue (ordinary and preference) (millions)	485.1	485.1
Value per share	**2.17**	**2.75**

The value attributed to the Offer of S1.22-1.25 per Preference Share is substantially less than the estimated underlying value attributable to the Preference Shares of S2.17-2.75 per share. If the Proposal proceeds, there will be a significant value transfer from holders of Preference Shares to holder of ordinary shares.

However, comparisons between the value of the Offer and estimated underlying value are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, other than in circumstances in which a successful takeover offer is made for VRL ordinary shares. Given the controlling shareholding of VRC, the company associated with the Kirby family and Graham Burke, shareholders' prospects of realising full underlying value through a takeover offer appear remote. Even if VRC was prepared to accept a takeover offer, third parties may not offer full underlying value for VRL. The value of many of VRL's businesses depends, at least in part, on relationships with Warner Bros., and a change of control could affect value, potentially materially. It is possible that VRC could seek to privatise VRL at some future time. However, given the existing controlling shareholding and the limited prospects for a competitive offer, there would be no need for any privatisation bid to be made at a price reflecting full underlying value.

6.6 Share of Market Value

In the absence of any access to underlying value, holders of the Preference Shares can only realise value through share market trading. Accordingly, one analysis of the Proposal is to consider whether holders of Preference Shares are receiving a "fair share" of the share market value of VRL.

The Preference Shares have historically traded at a discount of approximately 10-25% to the ordinary share price. However, this discount has widened significantly since July 2002. As a consequence, the share of total VRL market capitalisation represented by the Preference Shares has fallen significantly, from around 47% in early July 2002 to an approximate range of 35-43% between November 2002 and July 2003. Over the last twelve months, the share of market value attributable to the holders of Preference Shares has been approximately 40%. Based on the value attributed to the Offer, the Proposal delivers a significantly greater proportion of market value to the holders of Preference Shares. On the basis of the ordinary share price at 27 July 2003 (immediately before the offer was announced), holders of Preference Shares will receive value representing approximately 52% of total VRL market value. On the basis of the ordinary share price at 23 September 2003 (immediately before the finalisation of this report), holders of Preference Shares will receive value representing approximately 49% of total VRL market value. This is illustrated in the chart below:


Preference Shareholders' Share of Market Value
1 July 2002 to 25 July 2003
55%
50%
45%
40%
35%
30%
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Preference Shares
Based on Offer 27 July
Based on Share Price 10 September

Source: Iress
Note: Assumes a value of the Offer of $1.25 per Preference Share.

The Proposal delivers to holders of Preference Shares a significantly higher proportion of the market value of VRL than they have generally enjoyed over the last twelve months. The Preference Shares represent 51.5% of the total number of VRL shares (both ordinary and preference) on issue. The share of market value of approximately 48-52% delivered by the Proposal is consistent with this proportion.

6.7 Simplification of Capital Structure

The price of VRL ordinary and Preference shares fell substantially during the 2002 and 2003 financial years, following the announcement of the suspension of dividend payments, first on ordinary shares and subsequently on the Preference Shares. More fundamentally, however, the depressed price at which VRL's ordinary and Preference shares have recently traded is a reflection of VRL's capital structure, which now represents a significant impediment to the reflection of VRL's underlying value in the price of both ordinary and Preference shares.

If any dividend is declared on the ordinary shares, Preference Shares are entitled to a dividend of 10.175 cents per share or 3 cents per share more than the ordinary dividend, whichever it the higher. This means that if any dividends are paid on ordinary shares, a total dividend of at least $25 million must be paid to the holders of Preference Shares. To maintain a roughly proportional payout to ordinary shareholders and pay the most that could be paid to ordinary shareholders without increasing the preference dividend (ie. a dividend of $0.07 per ordinary share) would require an ordinary dividend of approximately $16.5 million. This would result in a total dividend payment of approximately $41.5 million.

At current and budgeted levels of profitability, this level of dividends is, at best, marginally supportable by VRL's annual earnings. The following table sets out the income that would be available for distribution by VRL, based on budgeted 2004 earnings, including estimated dividend income from Austereo:

Indicative Estimate of Income Available for Distribution as Dividends ($ millions)	
Consolidated operating profit before tax from continuing business	109.0
Less: Austereo profit before tax	(57.7)
VRL profit before tax	51.3
Less: Tax at 30%	(15.4)
VRL profit after tax	35.9
Dividends from Austereo	13.0
Income available for distribution as dividends	**48.9**

Given VRL's marginal ability at budgeted levels of profitability to pay dividends to both ordinary and preference shareholders out of any single year's income, there is an incentive for VRL to pay neither (to maintain, in a general sense, equity as between the holders of ordinary and Preference Shares). The minimum 10.175 cents per share dividend entitlement of the Preference Shares means that VRL cannot make more modest dividend payments reflecting its annual earnings (although VRL could presumably make dividend payments under the current structure on an intermittent basis as accumulated earnings allowed),

Accordingly, the current capital structure has the effect of inhibiting the distribution of income to holders of both ordinary and Preference shares, and reducing the investment appeal of both ordinary and Preference shares. If the Proposal does not proceed this structure will be perpetuated.

6.8 Impact on VRL's Financial Position

Implementation of the Proposal will increase VRL's gearing, as illustrated in the following tables:

VRL – Financial Position at 30 June 2003 prior to Proposal ($millions)

	Austereo	VRF	VRL Other	2003
Capital employed	**508.3**	**1,207.4**	**427.0**	**2,142.7**
Net cash / (borrowings)	(161.8)	(1,010.8)	107.9	(1,064.7)
Shareholders' funds	**346.5**	**196.6**	**534.9**	**1,078.0**
Gearing (net debt / shareholders' funds)	**31.8%**	**83.7%**	**n/a**	**50.3%**

Source: VRL

VRL – Proforma Financial Position at 30 June 2003 after Proposal ($ millions)

	Austereo	VRF	VRL Other	2003
Capital employed	**508.3**	**1,207.4**	**420.3**	**2,136.0**
Net cash / (borrowings)	(161.8)	(1,010.8)	(204.9)	(1,377.5)
Shareholders' funds	**346.5**	**196.6**	**215.4**	**758.5**
Gearing (net debt / shareholders' funds)	**31.8%**	**83.7%**	**48.8%**	**64.5%**

Source: VRL

Gearing for the VRL business (excluding Austereo and the limited recourse debt in VRF) will be around 50%, based on balance sheet values. However, this significantly overstates the gearing from an economic perspective. Even in a worst case scenario in which the production business had no value, VRL's liability in respect of the notes would be supported by the other businesses in VRL (exhibition, distribution and theme parks), which jointly have budgeted EBIT for the 2004 financial year of $54 million, as well as by VRL's shareholding in Austereo, which at current share prices is worth around $370 million.

On the basis of VRL's cash flow forecasts, there is nothing to indicate that VRL will not have the capacity to fund the principal and interest obligations on the notes, having regard to projected cash

flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, these cash flow forecasts are, inevitably, subject to uncertainty. Actual cash flows from operations, particularly for the production business, could be significantly different from those forecast. Grant Samuel does not in any way guarantee or underwrite the achievement of VRL's forecast cash flows or VRL's ability to meet its obligations under the notes. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks.

6.9 Consequences if Proposal does not Proceed

Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.22-1.25, at least in the short term. Immediately before the announcement the Preference Shares were trading around $0.83. Trading in Preference Shares since the announcement of the Proposal has been heavy. Since 28 July, approximately 185 million Preference Shares, representing approximately 74% of the total issued Preference Shares have traded at a weighted average price of $1.08 per share. The Preference Shares have traded in the range $1.04-1.10, presumably in part because of uncertainty as to whether the Proposal will proceed. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

On the other hand, if the Proposal does not proceed there is a realistic possibility that holders of Preference Shares could realise value in excess of the value attributed to the Offer, at some point in the future. This upside could be significant, having regard to the gap between the value attributed to the Offer and the estimated underlying value of Preference Shares. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. They would be aligning themselves with the interests of the holders of ordinary shares.

However, holders of Preference Shares should understand that there can be no certainty that they would ever be able to realise value in excess of the value attributed to the Offer. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are now essentially mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments. The capital and shareholder structure of VRL could continue to depress share values.

Even if holders of Preference Shares did ultimately realise value in excess of the value attributed to the Offer, there can be no guarantee that such additional value would compensate them for the time value of money lost through not accepting the Proposal. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could always reinvest the proceeds received under the Proposal in VRL ordinary shares.

6.10 Other Advantages and Disadvantages

There are other advantages and disadvantages associated with the Proposal:

- VRL expects that it will commence paying tax with effect from the 2004 financial year. Accordingly, in the event that it was to recommence paying dividends on the Preference Shares, the dividends could be franked. By contrast, income distributions on the notes will be by way of interest payments, which are fully taxable;
- holders of Preference Shares have a priority as to return on capital in a winding up of $0.50 per share. By contrast, note holders will rank ahead of ordinary shareholders for the full amount outstanding on the notes; and
- interest payments on the notes will be made twice a year. By contrast, dividend payments on the Preference Shares have in the past only been made following the year end.

6.11 Shareholder Issues

The decision of each shareholder as to whether to vote in favour of the Proposal is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

Holders of the notes will be exposed to VRL credit risk and the trading price of the notes could vary. Grant Samuel makes no representation and gives no guarantee as to the future trading price of the notes. A decision to continue holding the notes if the Proposal is implemented represents a separate investment decision by shareholders. Grant Samuel makes no recommendation in that regard.

7 Sources of Information

In preparing this report, Grant Samuel has had access to and relied upon, without independent verification, the following information:

- the Explanatory Memorandum prepared by VRL in relation to the Proposal;
- annual financial statements for VRL for the four years ended 30 June 2003;
- management accounts for VRL for the five years ended 28 July 2001;
- VRL's budget for the twelve months ending 30 June 2004;
- VRL forecasts for the four years ending 30 June 2007;
- VRL board and management papers; and
- publicly available information including press reports and recent brokers' reports on VRL.

Grant Samuel has also held discussions with, and obtained information from, senior management of VRL, and legal advisers to VRL.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

8 Qualifications, Declarations and Consents

8.1 Qualifications

Grant Samuel provides corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring, property and financial matters generally. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Grant Samuel and its affiliated companies have prepared more than 200 public expert's reports since Grant Samuel's formation in 1988.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) ACA CA(SA) ACMA and Cam Stewart BCom LLB. They were assisted by Jaye Gardner BCom LLB (Hons) CA ASIA, Johan van Jaarsveld BEng PhD MApplFin, Vanessa Bolger BCom CA, Alison Long BCom CFA CA and Kierin Deeming BA LLB (Hons) MBA. Each of Stephen Cooper, Cam Stewart and Jaye Gardner has a significant number of years of experience in relevant corporate advisory matters. Each of the above is an authorised representative of Grant Samuel pursuant to its Dealers Licence held under Part 7.3 of the Corporations Act.

8.2 Declarations

Grant Samuel does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with VRL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel believes it is independent for the purposes of Practice Note 42 issued by ASIC.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal.

VRL has agreed that, to the extent permitted by law, VRL will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or arising out of the preparation of this report. This indemnity will not apply in respect of any conduct involving negligence or wilful misconduct. VRL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found liable for, or guilty of, negligence or wilful misconduct in which case Grant Samuel shall bear such costs.

Advance drafts of this report were provided to senior management and directors of VRL. Certain changes were made to this report as a result of the circulation of the draft report. As a result of the provision of further information by VRL and clarification of certain matters, changes were made to certain components of the valuation of VRL. This had no material impact on the overall valuation of VRL and resulted in a reduction of $0.07 per share at the low end of the valuation range. However, there was no alteration to the methodology, conclusions or recommendations made to VRL Preference shareholders as a result of issuing the draft report.

8.3 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the scheme documents to be sent to VRL Preference shareholders in relation to the Proposal. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

The accompanying letter dated 26 September 2003 forms part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

VRL 404 Cont.

03 OCT 21 7:

Appendix B

Scheme of arrangement

Appendix to Scheme Booklet

Scheme of Arrangement

Pursuant to section 411 of the Act

Between VRL

and Preference Shareholders

1. Background

(a) VRL is a public company registered in Queensland, limited by shares and included in the official list of ASX.

(b) As at the date of the Scheme Booklet, VRL had 250,215,147 Preference Shares on issue and quoted on the financial market conducted by ASX.

(c) If this Scheme becomes effective, VRL and Preference Shareholders will, by force of the Scheme, enter into Buy-Back Agreements under which:

  (i) VRL will buy-back the Preference Shares for the Buy-Back Consideration; and

  (ii) the Preference Shares will be cancelled.

2. Definitions and interpretation

2.1 Defined terms

In this document:

Act means the Corporations Act 2001 (Cth).

AEST means Australian Eastern Standard Time.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means board of Directors.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to this Scheme.

Buy-Back Agreement means, in respect of a Preference Shareholder, an agreement between VRL and the Preference Shareholder under which VRL agrees to buy back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Buy-Back Consideration means, in respect of a Preference Shareholder, $1.25 cash for every Preference Share the Preference Shareholder is registered on the Register as holding at the Record Time.

Buy-Back Offer means an offer by VRL to a Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

Conditions means the conditions to this Scheme, as set out in clause 3.

Constitution means the constitution of VRL from time to time.

Constitution Modifications means the modifications to VRL's Constitution described in **section 7.8** of the Scheme Booklet.

Court means the Supreme Court of Victoria.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Directors means the directors for the time being of VRL.

Encumbrance includes mortgage, charge, lien, restriction against transfer, encumbrance and other third party interest, whether legal or equitable.

ESPs means the Village Roadshow Limited Executive Share Plan and Loan Facility adopted by Ordinary Shareholders on 19 November 1996 and modified on 21 November 2000 and the Village Roadshow

Executive and Employee Option Plan adopted by Ordinary Shareholders on 5 October 1993 and modified on 21 November 2000.

ESP Shareholder means a Preference Shareholder holding ESP Shares.

ESP Shares means Preference Shares held under an ESP.

ESP Deed Poll means a deed poll in the form of Appendix G to the Scheme Booklet.

Foreign Preference Shareholder means a Preference Shareholder whose address as noted on the Register is outside Australia and in respect of whom the Directors have determined that it would be unreasonable for VRL to comply with the laws of the jurisdiction where the Preference Shareholder resides to enable it to offer and issue the Unsecured Notes under this Scheme to that Preference Shareholder.

Listing Rules means the Listing Rules of ASX.

Nominee means Computershare Clearing Pty Limited ACN 063 826 228 being the nominee appointed under **clause 6(a)** of the Scheme.

Nominee Deed Poll means a deed poll in the form of Appendix H to the Scheme Booklet.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means a person registered on the Register as holding Preference Shares at the Record Time.

Record Date means the date which is 30 Business Days after the Scheme Lodgment Date or such earlier date on or after the Scheme Lodgement Date as the Directors determine and announce to ASX.

Record Time means 7pm Melbourne time on the Record Date.

Register means VRL's register of members.

Registrar means VRL's share registrar.

Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Act.

Scheme Booklet means the booklet setting out, among other things, the information about the Scheme VRL is required under the Act to provide to Preference Shareholders.

Scheme Lodgment means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgment Date means the date on which Scheme Lodgment occurs.

Shareholder Approvals means each of the following:

(a) approval of the Scheme in accordance with section 411(4)(a)(ii) of the Act by holders of Preference Shares at the time for determining entitlements to vote at the meeting at which the Scheme will be proposed; and

(b) approval of the Buy-Back in accordance with section 257D(1)(a) of the Act and the Constitution Modifications in accordance with section 136(2) of the Act by special resolutions of holders of ordinary shares in VRL at the time for determining entitlements to vote at the meeting at which the Buy-Back and the Constitution Modifications will be proposed.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Unsecured Note means a subordinated unsecured note with an initial face value of $1 issued by VRL in accordance with the Unsecured Notes Trust Deed.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Trust Deed dated 26 September 2003 executed by VRL and Permanent Trustee Company Limited ACN 000 000 993.

VRL means Village Roadshow Limited ACN 010 672 054.

2.2 Interpretation

In this Scheme, except where the context otherwise requires:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(d) a reference to **A$**, **$A**, **dollar** or **$** is to Australian currency;

(e) a reference to a party is to a party in this Scheme, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(f) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(g) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(h) a word or expression defined in the Act has the meaning given to it in the Act;

(i) the meaning of general words is not limited by specific examples introduced by **including**, **for example** or similar expressions;

(j) any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(k) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(l) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this Scheme or any part of it; and

(m) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2.3 Headings

Headings are for ease of reference only and do not affect interpretation.

3. Conditions

This Scheme is conditional on each of the following occurring:

(a) **Restraints:** there being no:

- (i) temporary restraining order;
- (ii) preliminary or permanent injunction;
- (iii) other order issued by any court of competent jurisdiction; or
- (iv) other legal restraint or prohibition,

preventing the Scheme taking effect;

(b) **Board recommendation:** the Board not changing or withdrawing its recommendations in **section 6.1** of the Scheme Booklet;

(c) **Lodgment:** VRL lodging the Scheme Booklet with ASIC in accordance with sections 257D(3), 257E, 257F and 411(2) of the Act;

(d) **Shareholder Approvals:** the Shareholder Approvals being obtained on or before the Scheme Lodgment Date;

(e) **Court Order:** the Court Order being made on or before 31 December 2003; and

(f) **Scheme Lodgment Date:** the Scheme Lodgment Date occurring on or before 31 March 2004.

4. Scheme

(a) Subject to the Conditions having been satisfied, VRL will on the Record Date and without the need for any further act, be taken by force of this **clause** to have made a Buy-Back Offer to each Preference Shareholder at the Record Time.

(b) Effective immediately on VRL making the Buy-Back Offer to a Preference Shareholder, without the need for any further act, the Preference Shareholder will be taken by force of this **clause**:

- (i) to have accepted the Buy-Back Offer; and

(ii) to have entered into a Buy-Back Agreement with VRL; and

(iii) to have:

(A) irrevocably appointed VRL as the Preference Shareholder's attorney with authority to execute a transfer of the Preference Shareholder's Preference Shares to VRL and to do any other thing including execute any other document necessary to give effect to this Scheme;

(B) agreed to apply $1 out of every $1.25 of the Buy-Back Consideration payable to the Preference Shareholder pursuant to the Buy-Back Agreement in and towards the acquisition by the Preference Shareholder by way of issue of one Unsecured Note; and

(C) agreed to the acquisition by, and issue to, the Preference Shareholder of the Unsecured Notes to be issued as provided in **clause 4(b)(iii)(B)** to that Preference Shareholder and to be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes.

(c) As soon as practical after a Buy-Back Agreement has been entered into between VRL and a Preference Shareholder, VRL must:

(i) execute a transfer to VRL of the Preference Shares bought back pursuant to that Buy-Back Agreement;

(ii) register that transfer;

(iii) subject to **clauses 4(c)(iv)** and **7(a)**, provide the Buy-Back Consideration to the Preference Shareholder;

(iv) apply $1 out of every $1.25 of that Buy-Back Consideration in and towards the acquisition by the Preference Shareholders by way of issue of one Unsecured Note;

(v) subject to **clauses 6(a)** and **7(a)**, issue the relevant Unsecured Notes to the Preference Shareholder in accordance with the Unsecured Notes Trust Deed; and

(vi) use reasonable endeavours to procure quotation on the financial market conducted by ASX of all Unsecured Notes so issued to the Preference Shareholder.

(d) If a holder of Unsecured Notes delivers in accordance with clause 5.1 of schedule 1 to the Unsecured Notes Trust Deed a Conversion Notice (within the meaning of that term in the Unsecured Notes Trust Deed) in respect of any Unsecured Notes held by the holder, effective immediately on the holder delivering the Conversion Notice, VRL will, without the need for any further act, be taken by force of this clause to have made an offer to the holder:

(iii) to redeem in accordance with clause 5.4(a)(i) of schedule 1 to the Unsecured Notes Trust Deed the Unsecured Notes the subject of the Conversion Notice; and

(iv) to issue Preference Shares to the holder in accordance with clause 5.4(b) of schedule 1 to the Unsecured Notes Trust Deed.

(d) Unless the relevant Conversion Notice is withdrawn with the consent in writing of VRL in accordance with clause 5.3(b) of schedule 1 to the Unsecured Notes Trust Deed, VRL must:

(i) redeem in accordance with clause 5.4(a)(i) of schedule 1 to the Unsecured Notes Trust Deed the Unsecured Notes the subject of the Conversion Notice; and

(ii) issue Preference Shares to the holder in accordance with clause 5.4(b) of schedule 1 to the Unsecured Notes Trust Deed.

(e) The Buy-Back Offers are, by force of this clause, deemed to be a solicited offer for the purposes of regulation 2C of the Australian Securities and Investments Commission Regulations 2001 (Cth).

5. Identity of Preference Shareholders

(a) To establish whether a person is a Preference Shareholder, dealings in Preference Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of Preference Shares at the Record Time; and

(ii) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before 5pm Melbourne time on the last Business Day before the Record Date at the place where the Register is kept.

(b) VRL will not accept for registration or recognise for any purpose any transmission application or transfer of the kind referred to in **clause 5(a)(ii)** received after 5pm Melbourne time on the last Business Day before the Record Date.

(c) All statements of holding for Preference Shares will cease to have effect from the Record Time as documents of title in respect of those Preference Shares and, as from immediately after the Record Time, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Buy-Back Consideration.

6. Treatment of Foreign Preference Shareholders' Unsecured Notes

(a) The Unsecured Notes to which Foreign Preference Shareholder would, but for this clause 6 be entitled under this Scheme will be issued to a nominee appointed by the Board.

(b) Subject to **clause 6(c)**, the nominee must as soon as practical:

(i) sell the Unsecured Notes issued to it; and

(ii) distribute to the Foreign Preference Shareholder their proportion of the cash proceeds of the sale of the Unsecured Notes, after deducting:

(A) the costs and expenses of the sale and of their appointment; and

(B) any Taxation.

(c) The nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not in the nominee's opinion place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

(d) Each Foreign Preference Shareholder without the need for any further act is taken by force of this clause to have:

(i) irrevocably authorised VRL and the nominee; and

(ii) appointed VRL and the nominee as the Foreign Preference Shareholder's attorney with authority,

to:

(iii) sell the Unsecured Notes issued to the nominee;

(iv) execute or effect a transfer of the Unsecured Notes;

(v) deliver clear and unencumbered title to the Unsecured Notes to a transferee of the Unsecured Notes; and

(vi) do any other thing including execute any other document necessary or expedient to give effect to **clauses 6(a)**, **(b)** and **(c)**.

(e) Each Foreign Preference Shareholder is barred by force of this clause from taking any action including making any demand or commencing any proceeding or litigation against VRL, the nominee appointed under **clause 6(a)** or any other person in relation to the treatment of the Foreign Preference Shareholder in accordance with this **clause 6**.

(f) Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

7. Treatment of ESP Shares

(a) Where a Preference Shareholder is an ESP Shareholder, in accordance with the terms of the relevant ESP:

(i) the Buy-Back Consideration which would have been provided to the ESP Shareholder under this Scheme will be provided to; and

(ii) the Unsecured Notes which would have been issued to the ESP Shareholder under this Scheme will be issued to,

the Nominee.

(b) The Nominee will deal with Buy-Back Consideration provided to it and Unsecured Notes issued to it under **clause 7(a)** in accordance with the terms of the ESP and this Scheme.

(c) The Nominee may defer selling some or all of the Unsecured Notes issued to it under **clause 7(a)** at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not in the Nominee's opinion place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

(d) Each ESP Shareholder is barred by force of this clause from taking any action including making any demand or commencing any proceeding or litigation against VRL, the Nominee or any other person in relation to the treatment of the ESP Shareholder in accordance with the ESP and this **clause 7**.

8. General

(a) VRL has no liability for any Taxation in connection with the Scheme other than liability imposed by law.

(b) Should the Court propose to approve the Scheme subject to any alterations or conditions, VRL may consent to those alterations or conditions on behalf of all persons concerned.

(c) Each Preference Shareholder is deemed to have warranted to VRL that:

(i) the Preference Shareholder will have full power and capacity to sell and transfer their Preference Shares to VRL pursuant a Buy-Back Agreement entered into between VRL and the Preference Shareholder; and

(ii) the Preference Shares will be sold and transferred to VRL free from all Encumbrances.

(d) The Preference Shares bought back under this Scheme will be deemed to have been sold and transferred to VRL free from all Encumbrances.

(e) Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to VRL, it shall be deemed to be received when it is actually received at VRL's registered office or at the office of VRL's Registrar.

(f) Preference Shareholders consent to VRL doing all things necessary or incidental to the implementation of this Scheme.

(g) Preference Shareholders are prohibited from doing anything inconsistent with this Scheme, including purporting to revoke any authorities they have provided by force of this Scheme.

(h) The Scheme prevails over the Constitution and any ESP to the extent of any inconsistency.

(i) This Scheme is governed by the laws of Victoria.

(j) This Scheme binds VRL and all Preference Shareholders from time to time, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against the Scheme at that meeting.

Appendix C

Preference Share trading history

Appendix to Scheme Booklet

Preference Share trading history

The table below shows the volume weighted average price of the Preference Shares on ASX during the following periods:

- 1 July 2002 to 25 July 2003, being the Trading Day before the proposed Scheme was announced on 28 July 2003;
- 14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares to 25 July 2003; and
- 1 July 2002 to 14 May 2003.

Period	Volume	Value	Average Price
1 July 02 to 25 July 03	238,561,840	$195,077,134	$0.818
14 May 03 to 25 July 03	47,867,434	$37,109,665	$0.775
1 July 02 to 14 May 03	190,694,406	$157,967,468	$0.828

The chart below shows the daily Preference Share price and volume traded on ASX for the period from 1 July 2002 to 25 July 2003:


VRLPA.ASX (0.83); MA VRLPA.ASX (0.8075);
1.280
1.240
1.200
1.160
1.120
1.080
1.040
1.000
0.960
0.920
0.880
0.840
0.800
0.760
0.720
0.680
0.640
0.600
VOL VRLPA.ASX (1258768);
6M
4M
2M
Jul02
Aug02
Sep02
Oct02
Nov02
Dec02
Jan03
Feb03
Mar03
Apr03
May03
Jun03
Jul03

VRL Cont.

Appendix D

Audited financial statements

Appendix to Scheme Booklet

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Your Directors submit their report for the year ended 30 June 2003.

DIRECTORS

The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 20 and 21 of the Annual Report.

Directors' relevant interests in shares and options of the Company and related bodies corporate as at the date of this report are included in Note 34(d) of the Financial Report.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were:

* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film, DVD and Video Distribution

Other than the Film Production division's acquisition of Village Roadshow Films (BVI) Limited, as detailed in note 6(c)(i), there have been no significant changes in the nature of those activities during the year.

REVIEW OF OPERATIONS AND RESULTS

Net loss attributable to members from continuing operations was $93.9 million for the year, compared to the previous year's profit of $37.1 million. Net attributable losses from specific items of $154.9 million (2002 net attributable losses of $18.2 million) were brought to account (refer Note 2(e)), giving a net profit attributable to members from continuing operations, but before specific items, of $61.1 million (2002 profit of $55.3 million). The net attributable profit from discontinuing operations was $67.9 million (2002 net attributable profit of $14.0 million).

Net loss attributable to members of the Company, including specific items and discontinuing operations, was $26.0 million, compared to the previous year's net attributable profit of $51.1 million, after allowing for profits attributable to minority interests of $14.6 million (2002 $24.2 million).

Revenues from ordinary activities and share of net profit of associates and joint venture entities, excluding discontinuing operations and specific items, increased by 111% to $1,644.6 million from the previous year's comparable revenue of $781.2 million. The significant increase in revenues was mainly as a result of the acquisition of the remaining 80.1% of Village Roadshow Films (BVI) Limited, effective 11 February 2003. Revenue from specific items was $266.0 million (2002 $11.8 million), of which $260 million related to the sale of the 50% owned UK cinema operations.

DIVIDENDS

The Directors do not recommend payment of a dividend. Since the commencement of the financial year, dividends of $25.4 million (10.175 cents per A Class Preference share, franked to 9.205 cents per share) were paid in accordance with the recommendation of the Directors in the previous report.

EARNINGS PER SHARE

Basic earnings per share were (11.06) cents (2002 10.80 cents) and before specific items and discontinuing operations, basic earnings per share were 25.96 cents (2002 12.58 cents). There were no potential ordinary shares that were dilutive in 2003 or 2002.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Total shareholders' equity of the economic entity decreased by $123.6 million to $1,078.0 million during the year. This was attributable to decreases in share capital of $6.8 million, retained profits of $21.6 million, reserves of $73.2 million and outside equity interests of $22.0 million.

The significant decrease in reserves related mainly to the exchange rate movements relating to the conversion of the accounts of controlled entities. Also, mainly as a result of the acquisition of the remaining 80.1% of Village Roadshow Films (BVI) Limited effective 11 February 2003, total assets increased by $713.3 million and total liabilities increased by $837.0 million.

Retained profits decreased by $21.6 million as a result of the net loss of $26.0 million and transfers from outside equity interests and reserves of $4.4 million.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

EVENTS SUBSEQUENT TO REPORTING DATE
Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

On 28 July 2003, Village Roadshow Limited announced that it will propose a scheme of arrangement to buyback the A Class Preference shares on issue in exchange for $1.25 each, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1.00 per share being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1.00. Ordinary shares will not participate in the proposed scheme. Meetings at which both Ordinary and Preference Shareholders may vote for the proposal are expected to proceed in early November 2003.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
It is anticipated that the growth of the economic entity's diversified businesses will be reflected in the return to profitability of the Group. As a result of including the full year results of Village Roadshow Films (BVI) Limited, total revenue and total expenses will increase significantly in the year ending 30 June 2004.

SHARE OPTIONS
Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 34(d) of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS
Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $560,195 (2002 $420,303) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT
The statement set out on pages 22 to 26 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS
The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Equity-based Compensation $	**Total 2002/2003 $**	Total 2001/2002 $
Robert G. Kirby	1	1,160,000	290,000	87,141	135,829	-	**1,672,970**	2,000,265
John R. Kirby	1	1,160,000	290,000	87,141	164,561	-	**1,701,702**	2,060,551
Graham W. Burke	1	1,160,000	290,000	87,141	183,506	54,000	**1,774,647**	1,491,702
Peter E. Foo		800,240	500,000	32,638	47,565	-	**1,380,443**	1,310,317
Peter M. Harvie	2	590,792	-	25,000	3,098	-	**618,890**	1,119,620
William J. Conn		88,072	-	7,928	-	-	**96,000**	96,000
Peter D. Jonson		66,056	-	5,944	16,739	-	**88,739**	95,534
D. Barry Reardon		126,000	-	-	48,513	-	**174,513**	187,446

Notes:
1. Bonus amounts represent 2002/03 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with an increase in market capitalisation value of the company.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS (Cont'd.)

The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited economic entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	**Total 2002/2003 $**	Total 2001/2002 $
Gregory Basser	1	1,187,632	500,000	35,138	8,694	**1,731,464**	1,633,170
Tony N. Pane		911,452	250,000	10,519	-	**1,171,971**	1,020,192
Brad C. March	2	1,035,623	39,120	35,138	16,007	**1,125,888**	1,419,876
Brian L. Bickmore	2	648,701	75,000	10,519	61,102	**795,322**	752,120
Jeff S. Allis	2	596,079	83,222	34,519	11,077	**724,897**	709,160

Notes:
1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Amounts paid by Austereo Group Limited in relation to Executive positions.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive. The various share and option interests of all Directors of the Company at the date of this report are set out in Note 34(d) of the Financial Report.

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

	Number of Meetings Held While in Office				Number of Meetings Attended			
Name of Director	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Robert G. Kirby	14				11			
John R. Kirby	14			1	8			1
Graham W.Burke	14		2		12		2	
Peter E. Foo	14				14			
Peter M. Harvie	14				12			
William J. Conn	14	2	2	1	10	1	1	1
Peter D. Jonson	14	2			10	2		
D. Barry Reardon	14	2	2	1	5	2	2	1

Informal procedural meetings attended by a minimum quorum of 3 Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded-off under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 15th day of September 2003

Signed) G.W. Burke
Director

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

ROBERT G KIRBY

Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 52

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industries. Through the launch of Roadshow Home Video, Mr Kirby was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation; and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

JOHN R. KIRBY

Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 56

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the industry. Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. Mr Kirby was the original founding director of radio station 2DayFM. Director, Austereo Group Limited, Sea World Management Limited and is Chairman of Village Roadshow Corporation Limited.

Member Executive Committee

GRAHAM W BURKE

Managing Director, Executive Director

Member of the Board and Managing Director since September 1988

Age 61

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative leaders behind Village Roadshow's development, and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2DayFM, and spent four years as the original Commissioner of the Australian Film Commission. Director Sea World Management Limited, Austereo Group Limited and is on the Board of Village Roadshow Corporation Limited.

Member Executive Committee

Member Remuneration Committee

PETER E FOO

Finance Director, Executive Director

Member of the Board since February 1998

Age 48

Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

PETER M HARVIE

Executive Director

Member of the Board since June 2000

Age 64

Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M Network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia.

Member Executive Committee.

WILLIAM J CONN

Independent Non-Executive Director

Member of the Board since March 1992

Age 57

Spent 35 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and an MBA from Columbia University. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is a Director of the Australian National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

PETER D JONSON

Independent Non-Executive Director

Member of the Board since January 2001

Age 57

Bachelor of Commerce and Master of Arts. PhD from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Australian Institute for Commercialisation Ltd. and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D BARRY REARDON

Independent Non-Executive Director

Member of the Board since March 1999

Age 72

Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the Boards of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
CORPORATE GOVERNANCE STATEMENT

The following statement sets out a summary of the Company's corporate governance practices that were in place during the financial year in accordance with Listing Rule 4.10.3 and how those practices relate to the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council ("ASX Recommendations").

In ensuring the highest standards of ethical behaviour and accountability, the Board has included in its corporate governance policies those matters contained in the ASX Recommendations where applicable. However, the Board also recognises that full adoption of the above ASX Recommendations may not be practical nor provide the optimal result given the particular circumstances and structure of the Company.

Board of Directors – Role and Responsibilities

The role of the Board is to provide leadership and direction to management and to agree with management the aims, strategies and policies of the Company. It is also responsible for the overall corporate governance of the Company.

In particular, the functions and responsibilities of the Board include:
- Final approval of corporate strategy and performance objectives;
- Reviewing and ratifying of the risk management and internal control framework, codes of conduct and legal and other internal compliance programs;
- Approval and monitoring of significant capital expenditure, capital management, acquisitions and divestitures in excess of A$10m;
- Approval and monitoring of significant financial and other reporting;
- Appointment and removal of the Managing Director; and
- Monitoring compliance with corporate governance policies and assessing the appropriateness and adequacy of corporate governance policies and implementing changes or additions that are deemed fitting.

In fulfilling this responsibility the Board is supported by a number of committees whose composition is reviewed periodically. All Board Committees provide recommendations to the Board however the Executive Committee has specific powers delegated to it by the Board. With the exception of the Executive Committee, all Committees shall comprise a majority of Independent Directors and shall be suitably resourced.

Board of Directors – Composition and Membership

The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:

  Executive Director — one in full time employment by the Company, either directly or through a consultancy;

  Independent Director — one who is not a substantial shareholder or associated directly with a substantial shareholder, is non-executive and is not or has not been employed in an executive capacity nor principal of a material professional advisor or consultant within the last 3 years, is not a material supplier or customer, has no material contractual relationship other than as a director, is free from any interest or business or relationship which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company and who derives minimal or zero income (excluding Directors' Fees) from the Company compared to income from other sources;

  Shareholder Director — one with a prescribed direct, indirect or representative shareholding interest exceeding 5% of the total issued ordinary capital of the Company;

- The Board shall comprise Directors with an appropriate range of qualifications and specific industry expertise that will enable them to make a contribution to the deliberations of the Board.

During the financial year the names of each Director, their respective role, appointment date and classification were:

Name	Role	Appointed	Classification
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent *
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent

* Mr. Conn meets 6 of the 7 'independence' criteria as defined in Box 2.1 of the ASX Recommendations. Notwithstanding Mr. Conn has served as a Director for over 11 years, the Company does not consider that Mr. Conn's tenure on the Board of the Company in any way adversely impacts on his independence.

The Company's constitution sets out the procedures to be followed regarding:

- the appointment, number and rotation of the Directors;
- the appointment of the Managing Director; and
- procedures for Directors' meetings, including voting.

The Board shall meet at least six times per year. Meeting guidelines ensure that Directors are provided with all necessary information to participate fully in an informed discussion of all agenda items. Informal meetings of Independent Directors are held to discuss matters of mutual interest when necessary.

Membership of the Board is the exclusive responsibility of the full Board of Directors, subject to the approval of the Company's shareholders in general meeting, based on recommendations from the Nomination Committee. A formal Letter of Appointment is provided to incoming Directors together with such appropriate induction as may be required by the incoming Director.

All Directors have access to the Company Secretary and are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairperson, such approval not to be unreasonably withheld.

The Chairperson of the Company is determined by the Board of Directors, recognising the Company's ownership structure. In addition, the Board is comprised of a majority of Executive Directors. These matters are at variance to ASX Recommendations 2.1 and 2.2.

The Board is of the opinion that the executive roles of the Shareholder Directors (including the Chairperson) in the day to day operations of the Company adds value to the Company due to their material financial commitment and considerable experience in the Company's businesses. Notwithstanding the number of Independent Directors presently on the Board, the Company considers that there is adequate monitoring of the Executive Directors.

Audit Committee

The Company established an Audit Committee in 1991. In accordance with its Terms of Reference, all 3 members of the Audit Committee are Independent Directors with appropriate skills, expertise and experience. The Chairperson of the Audit Committee is an Independent Director who is not the chairperson of the Board. The Audit Committee reports directly to the Board.

The role and responsibilities of the Audit Committee includes:

- Reviewing all external reporting (published financial statements including interim statements and year-end audited statements, preliminary announcement of results prior to publication) with management and the external auditors prior to their approval by the Board, focusing in particular on:
    - Significant changes in accounting policies and practices;
    - Major judgmental areas and significant audit adjustments;
    - Adequacy and reliability of financial information provided to shareholders; and
    - Compliance with Statutory and Australian Stock Exchange reporting requirements;
- Discussing any matters arising from the audit with the external auditor;
- Seeking written representations from the Managing Director and Finance Director that the Company's financial reports present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards;

- Reviewing the nomination, performance, independence and competence of the external auditor - Ernst & Young were appointed on 12 April 1989 and the current audit partner will be rotated off following completion of the 2003 financial year end audit;
- Approving the Internal Audit plan bi-annually and assessing the performance of the internal audit function; and
- Assessing the adequacy and effectiveness of the financial internal control framework and risk management procedures.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman, Independent Director
D. Barry Reardon	April 2000	Independent Director
Peter D. Jonson	February 2001	Independent Director

The Audit Committee meets at least twice per year and invites the audit partner and senior Company executives to its meetings as required. In addition the Audit Committee meets at least twice a year with the external auditor without management being present and the auditor will be provided with the opportunity, at their request, to meet the Board of Directors without management being present. The minutes of the Committee are provided to all Directors of the Company.

Nomination Committee

The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the Board. In accordance with its Terms of Reference, the 3 members of the Nomination Committee include the Chairperson of the Company and comprise a majority of Independent Directors.

The role of the Nomination Committee is to monitor the composition of the Board in light of corporate governance best practice, and to periodically make recommendations to the full Board.

The responsibilities of the Nomination Committee include recommending new nominees to the Board, taking into account the required skill set, relevant industry expertise and experience of potential candidates to complement that of existing Board members. Consideration is also given to the size and shareholder structure of the Company such that an incoming director would be able to make an overall positive contribution to the deliberations of the Board without adversely impacting on efficient decision making by the Board as a whole.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
William J. Conn	July 1998	Independent Director
D. Barry Reardon	April 2000	Independent Director

The Nomination Committee meets at least annually and the Board is appraised by the Chairperson as appropriate on any relevant developments. The Board has recognised that based on its size and composition, a formal committee structure and procedures may not be optimal, and accordingly, the Nomination Committee may meet informally, on a 'needs' basis as and when a suitable candidate may be available for nomination.

In addition, the assessment of Board's overall performance and its own succession plan is conducted informally by the Chairperson and Directors on an ad hoc basis rather than through a formal evaluation process under the guidance of the Nomination Committee. This is at variance to ASX Recommendation 8.1. Nevertheless, given the Company's ownership structure and the relatively small size of the Board, the Directors consider that an appropriate and adequate evaluation of Directors occurs.

Executive Committee

In 1990 the Board established an Executive Committee which monitors and reports on the major risks affecting each business segment and develops, subject to approval of the full Board, strategies to mitigate these risks. The Executive Committee deals with all other matters apart from those matters specifically reserved for the Board, or its Audit Committee, Nomination Committee and Remuneration Committee.

The key functions and responsibilities of this Executive Committee include:

- Development of the strategic plan which encompasses the Company's vision, mission and strategy statements and stakeholders' needs;

- Implementation of operating plans and budgets by management and monitoring progress against budget as well as monitoring all significant areas of the business;
- Approval and monitoring of capital expenditure, capital management, acquisitions and divestitures, and approval of contracts less than A$10m;
- Establishment of committees to monitor and report on all aspects of risk management including environmental issues and health and safety matters;
- Review cash flow projections and gearing;
- Treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies; and
- Review the Company's code of conduct and corporate governance compliance.

The Management of the Company's various business segments annually bring to the Executive Committee detailed budget proposals for consideration, the final consolidated version of which is submitted to the full Board of Directors in May each year.

The Executive Committee and various Divisional Boards of the Company's subsidiaries and associates derive their mandate and operate in accordance with the Group's formal Delegation of Authority document. The Delegation of Authority document is reviewed and updated on an annual basis, with major changes approved by the Board.

During the financial year the members of this Committee were:

Graham W. Burke	(Chairperson)	Robert G. Kirby	John R. Kirby	Peter E. Foo
Peter M. Harvie	Philip S. Leggo	Julie E. Raffe	Gregory Basser	Simon T. Phillipson
Tony N. Pane	Stuart Boxer	Tim Carroll		

The Executive Committee meets at frequent intervals, at least monthly.

Remuneration Committee

The Company established a Remuneration Committee in April 1994. The Committee's Terms of Reference provide for the review of remuneration of the Company's Executive Directors, including any equity participation by such Executive Directors.

The Committee comprises 3 Directors, the majority of whom are Independent Directors. The Committee invites senior management to meetings when requiring input on management and divisional performance.

The Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

This is at variance to ASX Recommendation 9.1 which recommends the Remuneration Committee be responsible for the remuneration overview for all senior executives; nevertheless, the Company believes it has an adequate review process in place. The Company and the Committee periodically obtain independent advice from external consultants and utilise benchmarks from comparable organisations.

At the commencement of each year the Executive Directors will submit a business plan for the forthcoming year to the Remuneration Committee for review and adoption. This will be the basis of reviewing performance at the end of the year.

All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The Company considers that the remuneration paid to Directors and senior executives is reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

The Committee meets at least twice per year.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman, Independent Director
D. Barry Reardon	August 1999	Independent Director
Graham W. Burke	April 2000	Managing Director.

Mr. Burke absents himself from any meeting of the Committee where his own remuneration is to be discussed.

The total cash remuneration of Independent Directors (being Directors' Fees not paid to anyone in an Executive capacity), is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meeting from time to time. Independent Directors receive $60,000 per annum plus $12,000 per annum for each Board Committee, payable quarterly in arrears. The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's Fee remuneration.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or ASX Listing Rules, Directors may be invited from time to time to participate in share and option plans offered by the Company.

The various share and option entitlements of all Directors and any changes are advised to the Australian Stock Exchange in accordance with the Listing Rules and Corporations Act 2001 requirements and are set out in note 34(d) to the Financial Report.

Shareholder Meetings and Communication

The Company's constitution sets out the procedures to be followed regarding:
- The convening of meetings;
- The form and requirements of the notice;
- Chairperson and quorums;
- Voting procedures, proxies, representatives and polls.

To the extent that it is practicable to do so, notices of meetings of shareholders will comply with current best practice guidelines as outlined in Attachment A to the ASX Recommendations. The format of resolutions to be put to meetings of shareholders will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

The format of proxies will be such that shareholders will be able to clearly indicate their voting intentions and full directions on the completion of proxies will be contained in both the proxy form itself and in the notice of meeting, including any relevant voting exclusion statements.

The Directors believe that, in accordance with the Company's constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting and by poll where requested by shareholders or by the Chairperson. The constitution sets out the circumstances in which a poll may be called by the Chairperson or by shareholders whether present in person or by proxy or by representative.

The Chairperson of meetings of shareholders shall allow a reasonable opportunity for shareholders to ask questions on those matters on the agenda that are before shareholders for consideration and to enable informed participation and voting by shareholders in the meeting. In addition, the external auditor shall attend the Company's annual general meeting and be available to answer questions about the conduct of the audit and the auditor's report on the Company's financial statements.

The Company established a corporate website at www.villageroadshow.com.au in 1999 which contains relevant information for shareholders about the Company, its operations, corporate profile, structure and other supporting information. In addition shareholders can email queries to the Company through the website, or by facsimile, by mail or by telephone.

The Company is presently redeveloping its corporate website to enable those corporate governance matters requiring public disclosure by ASX Recommendations to be posted to it. This will be completed prior to June 2004.

The Directors strive to ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the Company. In support of this objective, the Company has procedures in place to ensure that it meets its reporting and continuous disclosure obligations.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Stock Exchange and are responsible for ensuring the Company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website as soon as possible.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

Corporate Code of Conduct

The Board of Directors insist on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times.

Standards setting out the Company's Code of Conduct by which Employees are expected to act are contained in the Employee Guide and formal contracts and letters of employment. They include:

- Insider trading and employee security trading;
- Conflicts of interest;
- Use of market power and pricing practices;
- Confidentiality and Privacy Policy;
- Compliance with Laws and Regulations;
- Employment practices including Occupational Health & Safety; and
- Maintenance, quality and safety of goods and services.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

All purchases of major consumables are obtained by all business segments of the Company by a periodic competitive tendering process.

Certain inter-company arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on ASX will continue on the same basis while the Company continues to hold a controlling interest in Austereo.

The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the Corporations Act 2001 governing any conflicts of interest that may arise.

Dealing in Shares

All Directors have a written contractual obligation to the Company to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for the timely reporting of any changes to the Australian Stock Exchange by the Company Secretaries.

In addition to all Directors of the Company, all members of the Executive Committee and other key corporate and divisional executives of the Village Roadshow group who are involved in material transactions concerning the Company are included in the definition of "Designated Officers". These Designated Officers are precluded from dealing in securities of the Company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year end profit announcement.

Outside of those periods, no Designated Officers may deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretary on behalf of the Designated Officers in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the company and Group upon appointment as a Director. All notices are tabled and recorded in the minutes of each Directors' meeting and entered into a register which is open for inspection by all Directors and is available to all future incoming directors.

Risk Management

The Company's formal Risk Management Methodology incorporates a holistic and structured approach to the identification and mitigation of business risks by key business units. This risk approach covers strategic, operational and financial risks of each strategic business units and accountability for managing such risks rests with the CEO and CFO of each business unit, including Corporate Head Office. In accordance with the Risk Management Methodology, which was adopted by the Audit Committee in 1998, formal risk assessments are conducted twice a year, in June and December, with reporting to the Audit Committee on major risks and action plans.

The Company is progressing with the completion of the Business Impact Analysis and Risk Assessment of its Business Continuity Management project which commenced in 2002. In addition independent Occupational Health and Safety Compliance Reviews are conducted on an annual basis in key businesses of the Company.

The Company's financial structure includes a number of covenants to banks, requiring a structured level of monitoring and management to ensure compliance. The Company's Treasury Risk Policy articulates the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions. The parameters of the Treasury Risk Management Policy are periodically reviewed by the Executive Committee to ensure the Policy addresses current issues.

The Internal Audit Division, which is totally independent of all operating business units, performs regular reviews on significant areas of risk within business units to ensure that the internal control framework is adequate and remains effective. In addition, reviews by Internal Audit also monitor internal compliance with policies adopted by the Board including strict compliance to the Group Delegation of Authority policy document. The Internal Audit Plan is approved by the Audit Committee every six months at Audit Committee meetings. A summary of major audit findings, and control weaknesses not adequately addressed by Management, is reported directly to the Audit Committee.

Effective July 2003, the Company has established a Corporate Governance and Compliance Committee to monitor the implementation and effectiveness of sound governance policies and procedures across the Group in line with ASX Recommendations. The Committee will report on all material aspects to the Board through the Executive Committee and on the effectiveness of all compliance programs.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL PERFORMANCE FOR YEAR ENDED 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CONTINUING OPERATIONS					
Revenues from ordinary activities	(2)	1,610,369	787,253	90,292	69,140
Expenses from ordinary activities excluding borrowing costs expense	(2)	(1,621,443)	(664,832)	(56,168)	(42,708)
Borrowing costs expense	(2)	(46,533)	(25,447)	(4,853)	(5,894)
Share of net profits of associates and joint ventures accounted for using the equity method	(2)	34,273	(6,095)	-	-
Profit (loss) from ordinary activities before income tax expense from continuing operations		(23,334)	90,879	29,271	20,538
Income Tax Revenue (Expense)	(4)	(53,331)	(29,746)	-	-
Net Profit (loss) from continuing operations		(76,665)	61,133	29,271	20,538
Profit (loss) attributable to outside equity interest		17,227	24,018	-	-
Net Profit (loss) attributable to members from continuing operations		(93,892)	37,115	29,271	20,538
DISCONTINUING OPERATIONS					
Revenues from ordinary activities	(32)	164,342	47,942	-	-
Expenses from ordinary activities excluding borrowing costs expense		(107,287)	(44,751)	-	-
Borrowing costs expense		(224)	(22)	-	-
Share of net profits of associates and joint ventures accounted for using the equity method	(32)	4,946	11,263	-	-
Profit from ordinary activities before income tax expense from discontinuing operations	(32)	61,777	14,432	-	-
Income Tax Revenue (Expense)	(4)	3,422	(225)	-	-
Net Profit from discontinuing operations		65,199	14,207	-	-
Profit (loss) attributable to outside equity interest		(2,677)	221	-	-
Net Profit attributable to members from discontinuing operations		67,876	13,986	-	-
Net profit (loss) attributable to members of Village Roadshow Limited	(21)	(26,016)	51,101	29,271	20,538
Net exchange difference on translation of accounts and net investments in foreign controlled and associated entities	(21)	(72,417)	(60,233)	2,334	(2,312)
Net increase in capital profits reserve	(21)	58	19	-	-
Other revenue, expense and initial adjustments recognised directly in equity	(21)	3,557	-	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity		(68,802)	(60,214)	2,334	(2,312)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Village Roadshow Limited		(94,818)	(9,113)	31,605	18,226
Basic earnings per share (cents per share)	(3)	(11.06)	10.80		
Basic earnings per share - continuing operations/excluding specific items (cents per share)	(3)	25.96	12.58		
Diluted earnings per share (cents per share)		(11.06)	10.80		
Diluted earnings per share - continuing operations/excluding specific items (cents per share)		25.96	12.58		

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CURRENT ASSETS					
Cash assets	(6)	177,730	265,661	4	98
Receivables	(7)	298,298	217,643	1,958	205
Inventories	(8)	2,835	2,773	-	-
Film Library	(10)	472,772	-	-	-
Current tax assets		377	2,271	-	-
Other	(11)	21,018	29,032	251	183
TOTAL CURRENT ASSETS		973,030	517,380	2,213	486
NON-CURRENT ASSETS					
Receivables	(7)	205,665	342,125	1,228,660	1,232,329
Radio Licences	(9)	464,658	465,032	-	-
Film Library	(10)	640,129	-	-	-
Investments accounted for using the equity method	(12)	116,492	332,333	204	204
Other financial assets	(13)	7,643	15,710	718,156	723,975
Property, Plant & Equipment	(14)	280,758	448,791	11,217	8,922
Deferred tax assets		25,644	9,104	189	189
Intangible assets	(15)	77,301	50,557	-	-
Other	(11)	113,331	10,325	-	-
TOTAL NON-CURRENT ASSETS		1,931,621	1,673,977	1,958,426	1,965,619
TOTAL ASSETS		2,904,651	2,191,357	1,960,639	1,966,105
CURRENT LIABILITIES					
Payables	(16)	307,982	377,229	2,521	12,295
Interest bearing liabilities	(17)	514,786	17,880	1,297	232
Current tax liabilities		9,927	6,977	-	-
Provisions	(18)	23,406	44,922	4,821	29,923
Other	(19)	6,430	10,139	-	-
TOTAL CURRENT LIABILITIES		862,531	457,147	8,639	42,450
NON-CURRENT LIABILITIES					
Payables	(16)	62,480	77,424	-	-
Interest bearing liabilities	(17)	727,594	267,937	3,812	161
Convertible notes	(17)	25,598	25,643	25,598	25,643
Deferred tax liabilities		125,403	76,973	1,612	1,612
Provisions	(18)	15,435	9,188	-	-
Other	(19)	7,617	75,436	1,019	1,194
TOTAL NON-CURRENT LIABILITIES		964,127	532,601	32,041	28,610
TOTAL LIABILITIES		1,826,658	989,748	40,680	71,060
NET ASSETS		1,077,993	1,201,609	1,919,959	1,895,045
EQUITY					
Parent entity interest					
Contributed equity	(20)	925,221	932,004	925,221	932,004
Convertible notes	(20)	14,866	14,866	14,866	14,866
Reserves	(21)	(88,133)	(14,914)	3,844	1,510
Retained Profits	(21)	105,353	126,952	976,028	946,665
Total parent interest in equity		957,307	1,058,908	1,919,959	1,895,045
Total outside equity interest	(22)	120,686	142,701	-	-
TOTAL EQUITY		1,077,993	1,201,609	1,919,959	1,895,045

Refer Note 32 for details of the assets and liabilities relating to the discontinuing operations.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from Customers		1,197,372	853,366	-	-
Payments to Suppliers and Employees *		(1,256,860)	(648,011)	(37,468)	(21,878)
Dividends and Distributions Received		37,897	11,974	21,404	17,863
Interest Received		15,474	24,289	39,006	33,637
Borrowing Costs		(47,241)	(26,002)	(4,743)	(5,392)
Income Taxes Paid		(14,506)	(26,832)	-	-
Partnership Profits Received		2,617	686	-	-
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(6)	(65,247)	189,470	18,199	24,230
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of Property, Plant & Equipment		(52,745)	(91,316)	(3,433)	2,292
Sale of Property, Plant & Equipment		134,337	11,540	3,631	278
Purchase of Investments		(53,898)	(48,573)	-	-
Sale of Investments		298,207	20,426	6,477	-
Loans to Controlled Entities		-	-	(956)	(330)
Loans to Other Entities		(582,119)	(151,707)	-	-
Loans Repaid by Other Entities		177,318	113,946	-	96,613
Other		(106)	(3,673)	-	-
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(79,006)	(149,357)	5,719	98,853
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Issues of Shares, Options		-	19,779	-	19,778
Borrowings		498,535	93,612	1,537	-
Repayment of Borrowings		(387,315)	(127,672)	-	(101,811)
Dividends Paid		(39,498)	(53,747)	(25,549)	(41,178)
Other (incl. payment for buy-back of shares)		(15,400)	(9,718)	-	-
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		56,322	(77,746)	(24,012)	(123,211)
NET INCREASE (DECREASE) IN CASH HELD		(87,931)	(37,633)	(94)	(128)
Cash at Beginning of Year		265,661	303,294	98	226
CASH AT END OF YEAR	(6)	177,730	265,661	4	98

Refer Note 32 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

* With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period 11 February - 30 June 2003, $257.5 million was expended on copyright assets.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial statements have been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Recoverable Amount of Non-current Assets

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. Recoverable amounts are determined on the basis of expected future net cash flows derived from their use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

(f) Property, Plant and Equipment

Cost and Valuation

All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation

Buildings and improvements are depreciated over forty years using the straight line method.

Plant, equipment and vehicles are depreciated between three and twenty years using the straight line or reducing balance method.

Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the economic entity is expected to benefit from the use of those assets, generally between three and five years.

These depreciation rates remain unchanged from the prior period.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions

Refer to note 1 (t).

Sale of Other Goods

Control of the goods has passed to the buyer.

Rendering of Services

Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends

Control of a right to receive consideration for the investment in assets has been attained.

Royalties

Control of a right to receive consideration for the provision of the asset has been attained.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Foreign Currency

Conversion of transactions -

Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur.

Translation of overseas accounts -

Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(i) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(j) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(k) Interests in Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the balance sheet.

Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

(l) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(m) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licenses is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(n) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(o) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(p) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

In respect of the economic entity's superannuation and retirement plans described in Note 25, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(q) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(r) Financial Instruments

Accounting policies with respect to financial instruments including derivatives are included at Note 33.

(s) Changes in Accounting Policies

Provision for Dividends

The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for the provision for dividends. Previously, the consolidated entity recognised a provision for dividends based on the amounts that were proposed or declared after the reporting date. In accordance with the requirements of the new Standard, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $25.6m (refer note 18(a)). As no dividends are going to be declared for the year ended 30 June 2003 there will be no provision for dividends to adjust in the 30 June 2003 Statement of Financial Position.

(t) Film Production

(i) Producer & Overhead Fees Receivable

Prior to the acquisition of the additional 80.1% equity in Village Roadshow Films (BVI) Limited ("VRF") by the Village Roadshow Limited Group ("VRL group") effective 11 February 2003, all Producer & Overhead fees receivable by the VRL group (including Producer & Overhead fees receivable from VRF) were recognised as income.

From 11 February 2003 onwards, only Producer & Overhead fees receivable from parties other than VRF have been recognised as income, and Producer & Overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Statement of Financial Position.

(ii) Recognition of Film Production Revenue and Expenses

Revenue and Expenses - General

All revenue and expenses (except Film Production costs) are recognised in the Statement of Financial Performance as they are incurred. Revenue includes Producer & Overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film Production Costs

Film Production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of Film Production Costs

Film Production Costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of the films released as at each balance date. In the event an ultimate loss is projected for films released as at each balance date, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Revenue earned to date, total expected revenue and amortisation amounts utilised in the above calculations are based on the total portfolio of films released as at each balance date.

Impact of Films Released after Balance Date on Profitability of Portfolio of Films Released as at Balance Date

Films released after balance date but prior to lodgement of results are included in the review of overall portfolio profits. Films committed to at balance date but unreleased as at lodgement of results are reviewed, on a conservative basis, for potential future losses. Where a future loss can be reasonably predicted, this loss is taken into account in determining the overall portfolio film profits at balance date.

(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(a) RECONCILIATION OF OPERATING PROFIT					
Net Profit (loss) for the period attributable to members - continuing operations		(93,892)	37,115	29,271	20,538
Less: Specific items after tax - continuing operations	(2 (e))	(154,942)	(18,195)	-	-
Net Profit (loss) excluding Specific items attributable to members - continuing operations		61,050	55,310	29,271	20,538
(b) REVENUES FROM ORDINARY ACTIVITIES					
Revenues from operating activities					
Sales revenue		1,263,686	699,784	2,716	3,036
Revenues from non-operating activities					
Commissions/Fees		17,232	14,594	12,925	10,489
Dividends from -					
Controlled entities		-	-	21,404	17,863
Other entities		189	121	115	-
Interest from -					
Other entities		8,036	13,671	21	8
Associated entities (cinema interests)		7,432	9,578	-	-
Controlled entities		-	-	38,985	33,629
Proceeds on partial sale of controlled entity		-	11,753	-	-
Sale of other non-current assets *		286,640	10,766	10,108	3,278
Rental income		4,331	8,475	1	-
Other income		22,823	18,511	4,017	837
		346,683	87,469	87,576	66,104
Total revenues from ordinary activities		1,610,369	787,253	90,292	69,140

* Includes $266.0 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e).

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method - continuing operations					
Share of associates' net profits	(12 (a))	31,656	(6,781)	-	-
Share of joint venture entities'/ partnerships' net profits	(12 (b))	2,617	686	-	-
		34,273	(6,095)	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS (Cont'd)				
(c) EXPENSES				
Employee expenses -				
Employee benefits	10,953	9,711	1,401	1,365
Remuneration and other employee expenses	161,535	163,126	21,994	22,067
Total Employee expenses	172,488	172,837	23,395	23,432
Cost of goods sold	16,705	13,485	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	84,732	98,255	961	1,030
Operating lease rental - contingent rental payments	1,592	326	-	-
Other occupancy expenses	34,031	35,666	470	439
Total occupancy expenses	120,355	134,247	1,431	1,469
Film hire and other film expenses	566,088	101,490	-	-
Depreciation of -				
Buildings & improvements	4,327	1,841	-	-
Plant, equipment & vehicles	36,152	34,704	1,413	1,491
Amortisation of -				
Goodwill	2,694	1,733	-	-
Leasehold improvements	6,323	7,941	19	9
Finance lease assets	2,692	2,257	491	73
Goodwill on consolidation	941	2,311	-	-
Deferred expenditure	552	504	251	175
Other intangibles	459	494	-	-
Investment in completed films	101,279	7,189	-	-
Total depreciation and amortisation	155,419	58,974	2,174	1,748
Net book value of assets sold *	286,685	15,914	9,456	2,063
Net realised foreign currency (gains)/losses	201	(4,254)	(11)	-
Deferred expenditure and developments costs written off	23,911	5,040	-	480
Write-off of costs relating to Film Production finance restructuring (refer note 2(e))	49,356	-	-	-
Write-down of assets and loans (refer note 2(e))	75,861	3,975	-	-
Management and services fees paid	4,186	7,832	2,739	-
Advertising and promotions	15,769	20,923	2,040	-
Regulatory and licencing fees	16,803	17,012	147	-
Settlement and other discounts	16,358	17,760	-	-
Telecommunications	6,786	7,202	594	-
General and administration expenses				
Provision for doubtful debts	628	1,014	21	-
Bad debts written off - other	502	646	70	-
Other general and administration expenses	93,342	90,735	14,112	13,516
Total general and administration expenses	94,472	92,395	14,203	13,516
Total expenses excluding borrowing costs expense	1,621,443	664,832	56,168	42,708
Borrowing costs expense -				
Associate and other entities	20,692	24,939	4,610	5,844
Finance lease interest	738	382	133	28
Other borrowing expenses	25,103	126	110	22
Total Borrowing costs expense	46,533	25,447	4,853	5,894

Refer note 32 for details of revenues and expenses from discontinuing operations.

* Includes $265.2 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e).

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS (Cont'd)				
(d) LOSSES AND GAINS				
Net Profit (loss) on sale of:				
Property, plant & equipment	1,457	322	(4)	3
Investments	(1,442)	6,284	-	(48)
Profit on redemption of convertible notes	526	2,823	526	2,823
(e) SPECIFIC ITEMS				
The following items are relevant in explaining the financial performance of the group.				
Partial sale of controlled entity:				
Proceeds	-	11,753	-	-
Cost of investment sold	-	(4,072)	-	-
Profit from partial sale of controlled entity	-	7,681	-	-
Loss on currency devaluation - associate	-	(19,154)	-	-
Write-down of assets and loans	(75,861)	(3,975)	-	-
Write-off of costs relating to Film Production finance restructuring	(49,356)	-	-	-
Net loss on sale of assets & provisions for legal costs & lease exit costs	(1,928)	-	-	-
Total profit (loss) from specific items before tax	(127,145)	(15,448)	-	-
Provision for non-current tax liabilities	(28,955)	-	-	-
Total profit (loss) from specific items after tax	(156,100)	(15,448)	-	-
Outside Equity Interest	1,158	(2,747)	-	-
Total attributable profit (loss) from specific items after tax	(154,942)	(18,195)	-	-

(3) EARNINGS PER SHARE

	CONSOLIDATED 2003	CONSOLIDATED 2002
(a) Earnings Per Share:		
Basic EPS	(11.06) cents	10.80 cents
Total EPS (Note i)	(5.35) cents	10.60 cents
(b) Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations:		
Basic EPS	25.96 cents	12.58 cents
Total EPS (Note i)	12.55 cents	11.47 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 235,178,467 (2002 235,837,637). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 486,374,946 (2002 482,294,067).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(4) INCOME TAX				
Prima facie income tax attributable to reported profit (loss) from ordinary activities - continuing operations	(7,000)	27,264	8,781	6,161
Which is adjusted for -				
Tax effect of permanent differences				
Non tax deductible expenses	1,731	1,623	177	61
Rebatable dividends	-	-	(6,421)	(5,359)
Non taxable income	(3,258)	(16,457)	-	-
Provision for non-current tax liabilities (refer note 2(e))	28,955	-	-	-
Current losses not booked	43,185	15,488	-	-
Prior year losses not previously brought to account	-	-	(2,537)	(863)
After-tax equity (profits) losses included in pre-tax profit	(9,497)	2,034	-	-
After-tax partnership (profits) losses included in pre-tax profit	(785)	(206)	-	-
Income tax expense - continuing operations	53,331	29,746	-	-
Income tax expense - discontinuing operations	(3,422)	225	-	-
Total income tax expense	49,909	29,971	-	-
The following future income tax benefits arising from tax losses of controlled entities have not been brought to account as realisation of those benefits is not virtually certain -				
Benefits for revenue losses	73,391	104,528	-	-
Benefits for capital losses	29,976	73,795	-	-

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;
(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and
(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

Effective 1 July 2002, for the purposes of taxation, Austereo Group Limited and its 100% owned subsidiaries have formed a tax consolidated group. Members of the group have entered into a tax sharing agreement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Austereo Group Limited. Austereo Group Limited has not formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Village Roadshow Limited and its 100% owned Australian subsidiaries currently intend to form a tax consolidated group effective from 1 July 2003. Members of the group currently intend to enter into a tax sharing agreement for the reasons discussed above.

(5) DIVIDENDS PAID OR PROVIDED	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(a) Dividends proposed and recognised as a liability :				
A Class Preference shares -				
Nil (2002: 10.175 cents per share, franked to 9.205 cents)	-	25,640	-	25,640
(b) Dividends paid during the year:				
Ordinary shares -				
Nil (2002: 7.175 cents per share, franked to 2.817 cents)	-	16,939	-	16,939
A Class Preference shares -				
10.175 cents per share, franked to 9.205 cents (2002: 10.175 cents per share, franked to 3.995 cents)	25,640	24,440	25,640	24,440
	25,640	41,379	25,640	41,379
Franking credit balance as at the end of the financial year (at 30%)			2,190	7,888

(6) STATEMENT OF CASHFLOWS				
(a) RECONCILIATION OF CASH				
Cash balance comprises:				
Cash on hand and at bank	83,093	110,974	4	98
Deposits at call	94,637	154,687	-	-
	177,730	265,661	4	98

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(6) STATEMENT OF CASHFLOWS (cont.)				
(b) RECONCILIATION OF OPERATING PROFIT AFTER TAX TO NET OPERATING CASH FLOWS				
Net operating profit (continuing and discontinuing operations)	(11,466)	75,340	29,271	20,538
Adjust for:				
Depreciation (including $7k from discontinuing operations (2002 Nil))	40,486	36,545	1,413	1,491
Amortisation (including $3k from discontinuing operations (2002 Nil))	114,943	22,429	761	256
Provisions	87,723	11,528	538	-
Profit on disposal of assets	(76,605)	(2,909)	(652)	(1,214)
Non-operating expense (VRF write-down - refer Note 1 to Note 6(c)(i))	28,887	-	-	-
Exchange (profit)/loss	200	(4,214)	(11)	-
Net equity accounted profits	1,189	7,372	-	-
Profit on conversion of convertible notes	(526)	(2,823)	(526)	(2,823)
Changes in assets & liabilities:				
Trade receivables	(161,441)	66,344	(1,752)	3,839
Trade creditors	118,858	(4,030)	(9,772)	2,732
Tax payable	4,844	(2,252)	-	-
Unearned income	(2,639)	9,727	-	-
Other payables and provisions	10,445	(18,222)	-	(876)
Film library (refer Note 1)	(257,474)	-	-	-
Inventories	(69)	385	-	-
Capitalised borrowing costs	(69)	(1,144)	-	-
Non current tax liabilities	30,559	3,832	-	-
Prepayments and other assets	6,908	(8,438)	(1,071)	287
Net operating cash flows	(65,247)	189,470	18,199	24,230

Note 1. With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period 11 February - 30 June 2003, $257.5 million was expended on copyright assets.

(c) ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES

(i) Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. The aggregate net assets acquired were:

	2003 $ '000	2002 $ '000
Cash assets	78	-
Security deposits	105,356	-
Film library	934,900	-
Setup costs	22,489	-
Payables	(484)	-
Non-current interest bearing liabilities	(807,464)	-
Fair value of net assets acquired	254,875	-
Cash consideration paid	254,875	-

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of VRF. This was not included in VRF's pre-acquisition balance sheet and has since been written off on consolidation.
Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

(ii) Effective 13 July 2001, the economic entity acquired the remaining 50% interests in Village Roadshow Greece SA and Cinemax SA, entities which were previously equity accounted. The additional 50% of aggregate net assets of these acquired entities upon acquisition were:

	2003 $ '000	2002 $ '000
Cash assets	-	2,912
Receivables	-	406
Inventories	-	30
Current tax assets	-	560
Other current assets	-	128
Property, plant & equipment	-	16,522
Payables	-	(5,118)
Interest bearing liabilities	-	(1,465)
Current tax liabilities	-	(129)
Provisions	-	(666)
Other non-current liabilities	-	(52)
Non current tax liabilities (PDIT)	-	(96)
Fair value of net assets acquired	-	13,032
Goodwill arising on acquisition	-	8,351
Cash consideration paid	-	21,383

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(6) STATEMENT OF CASHFLOWS (cont.)

(iii) Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty. Limited were sold, which resulted in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company. Proceeds on sale of the 50% interest were $11.75 million (refer also note 2(e)).

(d) UNDRAWN CREDIT FACILITIES

The economic entity has undrawn credit facilities at balance date of $525.5 million (2002 $198.2 million) which includes $337.2 million relating to Village Roadshow Films (BVI) Limited.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(7) RECEIVABLES				
CURRENT:				
Trade and other debtors	295,326	158,088	1,958	205
Provision for doubtful debts	(17,658)	(14,868)	-	-
	277,668	143,220	1,958	205
Due from associated entities	20,151	5,201	-	-
Other advances	479	69,222	-	-
	298,298	217,643	1,958	205
NON-CURRENT:				
Unsecured advances - other	26,999	167,148	7	3,162
Provision for non recovery	(2,598)	(2,598)	-	-
	24,401	164,550	7	3,162
Secured advances - executive loans [1] (refer also Note 34(d))	27,638	35,200	-	-
Provision for non recovery [2]	(828)	-	-	-
	26,810	35,200	-	-
Owing by -				
Controlled entities - secured	-	-	1,228,653	1,229,167
Associated entities [3]	154,454	142,375	-	-
	205,665	342,125	1,228,660	1,232,329

[1] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.
Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.
Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

[2] Provision for non-recovery against secured advances - executive loans, relates to the non-declaration of dividends by Village Roadshow Limited, which impacts the recovery of accrued interest.

[3] Amounts owing by associated entities includes a loan to Village Cinemas SA, the group's associated company in Argentina, of A$25.0 million, based on 30 June 2003 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
(8) INVENTORIES	$ '000	$ '000	$ '000	$ '000
CURRENT:				
Merchandise held for resale - cost	2,835	2,773	-	-
(9) RADIO LICENCES				
At cost	465,558	465,632	-	-
Less amortisation	(900)	(600)	-	-
	464,658	465,032	-	-

As at 30 June 2003, Austereo Group Limited reflect the value of Radio Licenses at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.7 million. Both the $926.7 million and $464.7 million amounts referred to above represent 100% of the Radio Licences.

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(10) FILM LIBRARY					
CURRENT:					
Film library		522,814	-	-	-
Less amortisation		(50,042)	-	-	-
		472,772	-	-	-
NON-CURRENT:					
Film library		719,837	-	-	-
Less amortisation		(79,708)	-	-	-
		640,129	-	-	-
(11) OTHER ASSETS					
CURRENT:					
Film projects, production advances and other work in progress		33,161	41,690	-	-
Less amortisation		(25,017)	(28,832)	-	-
		8,144	12,858	-	-
Prepayments		9,485	14,772	251	183
Distribution rights (net) and other assets		3,389	1,402	-	-
		21,018	29,032	251	183
NON-CURRENT:					
Security deposits		110,878	3,525	-	-
Other assets		2,453	6,800	-	-
		113,331	10,325	-	-
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
NON CURRENT:					
Investments in associates - unlisted shares		116,625	164,169	204	204
Provision for diminution in value		(12,012)	(12,537)	-	-
	12 (a)	104,613	151,632	204	204
Investments - joint venture entities/partnerships	12 (b)	11,879	180,701	-	-
		116,492	332,333	204	204

(a) Investments in associates

(i) Share of associates' profits/(losses) - continuing operations:	2003 $ '000	2002 $ '000
Operating profits/(losses) before income tax	40,925	3,449
Income tax (expense)/benefit attributable to operating profits/(losses)	(7,590)	(8,429)
Operating profits/(losses) after income tax	33,335	(4,980)
Amortisation of goodwill on acquisition	(1,679)	(1,801)
Share of associates' profits/(losses) - continuing operations	31,656	(6,781)

(ii) Summarised contribution to profits/(losses) - continuing operations by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2003 $ '000	2002 $ '000
Ballarat Cinemas Pty. Limited	(202)	(218)
Dartina Developments Limited	2,672	1,483
Radio Newcastle Pty. Limited	991	140
Roadshow Distributors Pty. Limited	8,109	(135)
Roadshow Unit Trust	1,226	2,357
Sea World Property Trust	7,254	7,736
Tri-Village Developments BV	4,217	(52)
Village Cinemas SA	-	(20,801)
Warner Village Cinemas SPA	-	(3,261)
Warner Village Exhibition Limited	4,839	4,644
Val Morgan Holdings Pty. Limited	1,809	-
Warner Roadshow Film Distributors Greece SA	(18)	224
Warner Village (Design & Build) Limited	425	1,074
Other	334	28
	31,656	(6,781)

	CONSOLIDATED 2003 $ '000	2002 $ '000
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)		
(a) Investments in associates (Cont.)		
(iii) Equity accounted share of associates:		
Accumulated profits/(losses):		
At beginning of year	(6,073)	947
At end of year	(3,458)	(6,073)
Other reserves:		
At beginning of year	(1,301)	22,799
At end of year	(7,378)	(1,301)
(iv) Carrying amount of investments in associates:		
Balance at beginning of year	151,632	178,700
Investments equity accounted for the first time	65	3,920
Net increase / (decrease) in cost of investments	(24,985)	16,393
Investments no longer equity accounted	-	(4,375)
Investments sold	(47,088)	(15,086)
Tax on unit trust and partnership profits	2,380	3,551
Share of associates' profit (loss) - continuing	31,656	(6,781)
Share of associates' profit - discontinuing	4,946	11,262
Dividends from associates	(7,916)	(11,853)
Share of associates' increase (decrease) in reserves	(6,077)	(24,099)
Balance at end of year	104,613	151,632

Equity accounted carrying amount of investments in associates represented by:

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2003 $ '000	2002 $ '000
All Asia Radio Technologies Sdn Bhd	Music media	50.00%	193	230
Ballarat Cinemas Pty. Limited	Cinema owner	50.00%	4,209	4,411
Cinematografica Junin SA [1]	Cinema investor	55.00%	-	-
CGV Company Limited [2]	Cinema operator	-	-	44,129
Dartina Development Limited	Multiplex investor	50.00%	429	-
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00%	158	158
Perth FM Facilities Pty. Limited [1]	Radio transmitter	66.70%	512	534
Radio Newcastle Pty. Limited	Radio broadcaster	50.00%	4,912	3,920
Roadshow Distributors Pty. Limited	Film distributors	50.00%	22,435	14,151
Roadshow Unit Trust	Film distributor to TV	50.00%	12,151	7,574
Sea World Property Trust	Theme park lessor	50.00%	33,288	60,054
Subiaco Cinemas Unit Trust	Cinema operator	24.90%	306	-
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00%	494	485
Tri-Village Developments BV	Cinema developer	50.00%	9,822	5,973
Val Morgan Holdings Pty. Limited [3]	Cinema advertiser	33.33%	1,974	-
Village Cinemas SA [1]	Cinema operator	55.00%	-	-
Village Force Cinemas Limited	Cinema manager	50.00%	758	544
Warner Roadshow Film Distributors Greece SA	Film distribution	50.00%	616	633
Warner Village (Design & Build) Limited	Cinema design & building	50.00%	1,167	849
Warner Village (D&B) Limited	Cinema design & building	49.99%	262	284
Warner Village Cinemas SPA	Cinema owner/operator	45.00%	-	-
Warner Village Exhibition Limited	Cinema operator	49.99%	10,574	6,696
Other equity accounted entities in aggregate	N/A	N/A	353	1,007
			104,613	151,632

[1] Although the economic entity has ownership interests of more than 50% in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA) and Perth FM Facilities Pty. Limited, it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016: Accounting for Investments in Associates, that the economic entity has significant influence over these entities as opposed to control. They have therefore been accounted for as associates.

[2] Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit.

[3] Effective 24 December 2002, the Village Roadshow Limited group acquired 33.33% of the Val Morgan Holdings Pty. Limited Group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Limited and MEG Holdings Limited. As part of the regulatory approvals for this acquisition, two of the three parties are required to divest their interests by no later than 24 June 2004.

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(a) Investments in associates (Cont.)

(v) Share of net assets of associates

The economic entity's share of net assets of associates in aggregate is:

	CONSOLIDATED	
	2003	2002
	$ '000	$ '000
Current assets	191,999	250,530
Non-current assets	514,854	925,790
Current liabilities	(173,240)	(226,578)
Non-current liabilities	(427,492)	(858,244)
Net assets	106,121	91,498

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vii) The annual balance date of associated entities is 30 June except for the following:

Golden Village (Taiwan) Co. Limited	31 December
Sea World Property Trust	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Film Distributors Greece SA	31 December
Warner Village Investments Limited	30 November
Warner Village Trustees Limited	30 November

(b) Interests in joint venture entities/partnerships

	CONSOLIDATED	
	2003	2002
(i) Share of joint venture entities'/partnerships' profits/(losses):	$ '000	$ '000
Operating profits/(losses) before income tax	3,739	980
Income tax expense/(benefit) attributable to operating profits/(losses)	(1,122)	(294)
Operating profits/(losses) after income tax	2,617	686
Amortisation of goodwill on acquisition	-	-
Share of joint venture entities'/partnerships' profits/(losses)	2,617	686

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(ii) Summarised contribution to profits/(losses) by entity:

	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX	
	2003	2002
Entity	$ '000	$ '000
Albury Regent Cinemas Partnership	287	302
Sea World Aviation Partnership	241	61
Sea World Enterprises Partnership	(143)	782
Tasmanian Cinemas Partnership	(277)	(147)
Warner Village Exhibition Management Partnership	79	(2,347)
Warner Village Cinema Management Partnership	261	294
Warner Village Theme Parks Partnership (previously Movie World Enterprises Partnership)	2,169	1,741
	2,617	686

(iii) Equity accounted share of joint venture entities/partnerships:

Accumulated profits/(losses):		
At beginning of year	20,291	22,742
At end of year	21,106	20,291
Other reserves:		
At beginning of year	-	-
At end of year	-	-

(iv) Carrying amount of investment in joint venture entities/ partnerships:

Balance at beginning of year	180,701	187,323
Share of operating profit before tax	3,740	980
Income tax expense	(1,122)	(294)
Net distributions	(157,814)	(2,683)
Change in carrying value due to currency revaluation	(13,626)	(4,625)
Balance at end of year	11,879	180,701

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2003 $ '000	2002 $ '000
Albury Regent Cinemas	Cinema operator	50.00%	216	106
Sea World Aviation	Helicopter ride operator	50.00%	1,051	914
Sea World Enterprises [1]	Theme park operator	-	-	1,996
Tasmanian Cinemas	Cinema operator	50.00%	2,500	2,896
Warner Village Cinema Management	Manager of cinema business	50.00%	1,578	1,347
Warner Village Exhibition Management	Manager of cinema business	50.00%	3,293	3,477
Warner Village Investments Limited	Investor in cinema operator	49.99%	-	167,821
Warner Village Theme Parks (previously Movie World Enterprises) [1]	Theme park operator	50.00%	3,241	2,144
			11,879	180,701

[1] Effective 1 December 2002, the Movie World Enterprises Partnership was re-named as Warner Village Theme Parks Partnership, and the operations previously conducted by the Sea World Enterprises Partnership were transferred into the Warner Village Theme Parks Partnership.

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(v) Share of net assets of joint venture entities/partnership interests

The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED 2003 $ '000	2002 $ '000
Current assets	17,533	18,372
Non-current assets	43,734	449,770
Current liabilities	(14,705)	(13,133)
Non-current liabilities	(34,551)	(274,168)
Net assets	12,011	180,841

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) The annual balance date of joint venture entities/partnership interests is 30 June except for the following:

Sea World Aviation	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Limited	30 November
Warner Village Theme Parks (previously Movie World Enterprises)	30 November

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(13) OTHER FINANCIAL ASSETS				
NON CURRENT:				
Investments at cost comprise:				
Shares - Unlisted [1]	7,643	15,710	24	5,843
- Controlled Entities	-	-	718,132	718,132
	7,643	15,710	718,156	723,975

[1] As at 30 June 2002, the Company held a 19.9% investment in Village Roadshow Films (BVI) Limited ("VRF"), at cost of $5.8 million.

On 11 February 2003, the Company announced a comprehensive finance restructuring for the Film Production Division and the expansion of the co-production deal with Warner Bros. This involved the Village Roadshow Limited Group increasing its ownership of VRF from 19.9% to 100%, and the revolving debt facility was increased to US$900 million. Refer also note 6(c)(i) for details of the acquisition.

(a) Investments in controlled entities:

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
2 Day FM Australia Pty. Limited	AUST	100.00%	-	-
AEO Co Pty. Limited	AUST	59.72%	-	-
Allehondro Pty. Limited	AUST	100.00%	-	-
Animus No. 2 Pty. Limited	AUST	100.00%	-	-
Ants at Work AE	GREECE	100.00%	-	-
Aqua Del Rey International Pty. Limited	AUST	100.00%	1	1
Aras Park Pty. Limited	AUST	100.00%	-	-
Austereo Broadcast Data Pty. Limited	AUST	59.72%	-	-
Austereo Capital FM Pty. Limited	AUST	59.72%	-	-
Austereo Direct Marketing Pty. Limited	AUST	59.72%	-	-
Austereo Entertainment Pty. Limited	AUST	59.72%	-	-
Austereo ESP Finance Pty. Limited	AUST	59.72%	-	-
Austereo Group Limited (Listed)	AUST	59.72%	445,156	445,156
Austereo International Pty. Limited	AUST	59.72%	-	-
Austereo Investments Pty. Limited	AUST	59.72%	-	-
A-Live Worldwide Pty. Limited (previously Austereo Live Pty Ltd)	AUST	59.72%	-	-
Austereo Mall Advertising Pty. Limited	AUST	59.72%	-	-
Austereo Narrowcast Pty. Limited	AUST	59.72%	-	-
Austereo Pty. Limited	AUST	59.72%	-	-
Austereo Television Productions Pty. Limited	AUST	59.72%	-	-
B105 FM Pty. Limited	AUST	100.00%	-	-
Baltimore House Pty. Limited	AUST	100.00%	-	-
Blackstone Pty. Limited	AUST	100.00%	-	-
Blouseman Productions Inc.	USA	100.00%	-	-
Broadcast FM Pty. Limited	AUST	59.72%	-	-
Bruce Nixon Smith Trust	AUST	-	-	-
C0015744X Pty. Limited	AUST	100.00%	-	-
Cinema Investments Italia SPA	ITALY	100.00%	-	-
Cinemax SA	GREECE	100.00%	-	-
Colorado Bay Pty. Limited	AUST	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	AUST	59.72%	-	-
Daydream Finance Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Finance Pty. Limited	AUST	100.00%	-	-
Daydream Investments Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Operations Holdings Pty. Limited	AUST	100.00%	-	-
DEG Holdings Pty. Limited	AUST	100.00%	70	70
DIIR Pty. Limited	AUST	100.00%	-	-
Emperion Pty. Limited	AUST	100.00%	-	-
Entertainment and Leisure Operations Inc.	BVI	100.00%	-	-
Entertainment of The Future Pty. Limited	AUST	100.00%	-	-
Entertainment Research Pty. Limited	AUST	59.72%	-	-
Euramo Pty. Limited	AUST	100.00%	-	-
Feature Productions Pty. Limited	AUST	100.00%	-	-
		c/fwd.	445,227	445,227

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	445,227	445,227
Film Services (Australia) Pty. Limited	AUST	100.00%	-	-
FM 104 Pty. Limited	AUST	100.00%	-	-
FM Broadcasting Pty. Limited	AUST	100.00%	-	-
FM Media (ACT) Pty. Limited	AUST	100.00%	-	-
FM Media Finance Pty. Limited	AUST	100.00%	-	-
FM Media Finance Trust	AUST	100.00%	-	-
FM Media Overseas Pty. Limited	AUST	100.00%	-	-
FM Operations Pty. Limited	AUST	100.00%	-	-
Fortress Films Pty. Limited	AUST	100.00%	-	-
Fortress Films II Pty. Limited	AUST	100.00%	-	-
Fortress Production Services Pty. Limited	AUST	100.00%	-	-
Fox FM Pty. Limited	AUST	100.00%	-	-
Grand Prix FM Pty. Limited	AUST	100.00%	-	-
Hale Equipment Leasing Limited	CYPRUS	100.00%	-	-
Hotel No.2 Trust	AUST	100.00%	-	-
Hotel No.3 Trust	AUST	100.00%	-	-
Intencity Operations Inc.	LABUAN	100.00%	-	-
Intencity Pty. Limited	AUST	100.00%	-	-
International Equipment Supplying Limited	HUNG	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	AUST	100.00%	-	-
Intertasman Entertainments Limited	NZ	100.00%	-	-
Jantar PLC SA	BVI	100.00%	-	-
Jaran Bay Pty. Limited	AUST	100.00%	-	-
Jimbolla Pty. Limited	AUST	100.00%	-	-
Kaiser Finance and Investments Limited	CAYMAN	100.00%	-	-
Larry Bruce Communications Pty. Limited	AUST	-	-	-
Leisure Industries Inc.	BVI	100.00%	6	6
Madison Hall Pty. Limited	AUST	100.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	AUST	59.72%	-	-
Medbourne Proprietary Limited	AUST	100.00%	-	-
Melbourne FM Radio Pty. Limited	AUST	100.00%	-	-
Meskan House Pty. Limited	AUST	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	AUST	100.00%	-	-
Multiplex Cinemas Magdeburg GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Munchen GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Oberhausen GMBH	GERM.	100.00%	-	-
MX Promotions Pty. Limited	AUST	100.00%	-	-
MX Services Pty. Limited	AUST	100.00%	-	-
New Broadcasting Pty. Limited	AUST	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	-	-
NW Productions Inc.	USA	100.00%	-	-
Pacific Drive Productions Pty. Limited	AUST	100.00%	-	-
Paradise Beach Productions Pty. Limited	AUST	100.00%	-	-
Paradise Road Films Pty. Limited	AUST	100.00%	-	-
Perth FM Radio Pty. Limited	AUST	59.72%	-	-
Pietman Pty. Limited	AUST	100.00%	-	-
PLB Entertainment Inc. (previously Plan B Entertainment Inc.)	USA	100.00%	-	-
Radio & Research Pty. Limited	AUST	59.72%	-	-
Reidhaven Holdings Pty. Limited	AUST	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	AUST	100.00%	684	684
Sincled Investments Pty. Limited	AUST	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	-	-
Tarzan Films Pty. Limited	AUST	100.00%	-	-
Tarzan Productions Pty. Limited	AUST	100.00%	-	-
The Last Man Productions Pty Limited	AUST	-	-	-
The Triple-M Broadcasting Company Pty. Limited	AUST	100.00%	-	-
Today FM Brisbane Pty. Limited	AUST	59.72%	-	-
Today FM Sydney Pty. Limited	AUST	59.72%	-	-
Today Radio Network Pty. Limited	AUST	59.72%	-	-
		c/fwd.	445,917	445,917

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	445,917	445,917
Triple M Adelaide Pty. Limited	AUST	59.72%	-	-
Triple M Brisbane Pty. Limited	AUST	59.72%	-	-
Triple M Melbourne Pty. Limited	AUST	59.72%	-	-
Triple M Network Pty. Limited	AUST	59.72%	-	-
Triple M Sydney Pty. Limited	AUST	59.72%	-	-
Triple M Radio Holdings Pty. Limited	AUST	100.00%	-	-
VEESS Pty. Limited	AUST	100.00%	-	-
Village 88 FM SA (formerly Klik FM SA)	GREECE	59.72%	-	-
Village Cinemas Australia Pty. Limited	AUST	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	CZECH	100.00%	-	-
Village Cinemas GmbH	AUSTRIA	100.00%	-	-
Village Cinemas International Pty. Limited	AUST	100.00%	225,000	225,000
Village Cinemas (NZ) Pty. Limited	AUST	100.00%	-	-
Village Equipment Distribution Australia Pty. Limited	AUST	100.00%	-	-
Village Leisure Company Pty. Limited	AUST	100.00%	-	-
Village Nine Leisure Operations (M) SDN Bhd	MALAY.	-	-	-
Village Online Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow (D & B) Limited	UK	100.00%	-	-
Village Roadshow (Fiji) Limited	FIJI	100.00%	-	-
Village Roadshow (Hong Kong) Limited	HK	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	HUNG	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	SING.	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	AUST	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	AUST	100.00%		
Village Roadshow Cinemas UK Limited	UK	100.00%		-
Village Roadshow Coburg Pty. Limited	AUST	100.00%		-
Village Roadshow Custodians Pty. Limited	AUST	100.00%	-	-
Village Roadshow Developments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Distribution Netherlands BV	NETH.	100.00%	-	-
Village Roadshow Distribution Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow Equipment Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	GERM.	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	GERM.	100.00%	-	-
Village Roadshow Exhibition GmbH Kinobetriebe	GERM.	100.00%	-	-
Village Roadshow Exhibition Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition UK Limited	UK	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributors Greece EPE	GREECE	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Services Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow Films BVI Limited	BVI	100.00%	-	-
Village Roadshow Films (UK) Limited	UK	100.00%	-	-
Village Roadshow Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	AUST	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	AUST	100.00%	987	987
Village Roadshow Germany GmbH	GERM.	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow GmbH	AUSTRIA	100.00%	-	-
Village Roadshow Greece SA	GREECE	100.00%	-	-
Village Roadshow Grundstucksentwicklungs GmbH	GERM.	100.00%	-	-
Village Roadshow Holdings Britain Limited	UK	100.00%	-	-
Village Roadshow Holdings Pty. Limited	AUST	100.00%	-	-
		c/fwd.	717,465	717,465

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	717,465	717,465
Village Roadshow Holdings USA Inc.	USA	100.00%	-	-
Village Roadshow Hungary RT	HUNG	100.00%	-	-
Village Roadshow Intencity Pty. Limited	AUST	100.00%	-	-
Village Roadshow International BV	NETH.	100.00%	-	-
Village Roadshow Investments UK Limited	UK	100.00%	-	-
Village Roadshow Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Italy Holdings SRL	ITALY	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	AUST	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	AUST	100.00%	-	-
Village Roadshow KP Productions Limited	NZ	100.00%	-	-
Village Roadshow Leisure Pty. Limited	AUST	100.00%	-	-
Village Roadshow Licensing & Finance Limited	UK	100.00%	-	-
Village Roadshow Lily Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Luxembourg SA	LUX.	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	AUST	100.00%	-	-
Village Roadshow Mauritius Limited	MAURITIUS	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	AUST	100.00%	-	-
Village Roadshow New Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow NW Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Operations (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Operations Greece SA	GREECE	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	USA	100.00%	663	663
Village Roadshow Pictures Entertainment Inc.	USA	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	AUST	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Production Services Pty. Limited	AUST	99.00%	1	1
Village Roadshow Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Productions Hellas SA	GREECE	100.00%	-	-
Village Roadshow Productions Inc.	USA	100.00%	-	-
Village Roadshow Production Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Project Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Properties (Malaysia) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Property Development Pty. Limited	AUST	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	AUST	100.00%	2	2
Village Roadshow Resorts Pty. Limited	AUST	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	AUST	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Theatres Europe Limited	UK	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	GUERNSEY	100.00%	-	-
Village Roadshow Theatres Pty. Limited	AUST	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	AUST	100.00%	-	-
Village Roadshow Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow UK Holdings Pty. Limited	AUST	100.00%	-	-
Village Roadshow Warehousing Services Pty. Limited	AUST	100.00%	-	-
Village Sea World Aviation Pty. Limited	AUST	100.00%	-	-
Village Sea World Investments Pty. Limited	AUST	100.00%	-	-
Village Sea World Operations Pty. Limited	AUST	100.00%	-	-
Village Theatres 3 Limited	UK	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	AUST	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	AUST	100.00%	-	-
Village Theatres Morwell Pty. Limited	AUST	75.00%	-	-
		c/fwd.	718,132	718,132

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	718,132	718,132
Village Theatres UK 3 Limited	UK	100.00%	-	-
Village Themepark Management Pty. Limited	AUST	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	AUST	100.00%	-	-
VR (Matrix) Films Pty. Limited	AUST	100.00%	-	-
VR Animation Pty. Limited	AUST	100.00%	-	-
VR (Asia) Pty. Limited	AUST	100.00%	-	-
VRB Pty. Limited	AUST	59.72%	-	-
VR DSAW Productions Limited	BVI	100.00%	-	-
VR DTE Distribution USA Inc	USA	100.00%	-	-
VR DTE Productions Limited	BVI	100.00%	-	-
VR International Pictures Pty. Limited	AUST	100.00%	-	-
VREW Distribution USA Inc	USA	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	-	-
VRFP Pty. Limited	AUST	100.00%	-	-
VRL Aluminium Pty. Limited	AUST	100.00%	-	-
VRP Film Entertainment Inc.	USA	100.00%	-	-
VRP International Distribution Pty. Limited	AUST	100.00%	-	-
VRPPL Pty. Limited (previously Village Roadshow Pictures Pty Ltd)	AUST	100.00%	-	-
VRP Production Services Pty. Limited	AUST	100.00%	-	-
VRP Treasury BVI Ltd (previously Village Roadshow Films II BVI Ltd)	BVI	100.00%	-	-
VRPTV Financing Inc.	USA	100.00%	-	-
VRS Holdings Pty. Limited	AUST	100.00%	-	-
VR Zoo Distribution USA Inc	USA	100.00%	-	-
VR Zoo Productions Limited	BVI	100.00%	-	-
Warner Bros. Studio Store Australia Pty. Limited	AUST	64.00%	-	-
Worldwide Films Pty. Limited	AUST	100.00%	-	-
			718,132	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	21,490	24,505	-	-
Buildings & improvements:				
At cost (completed)	51,896	48,616	-	-
Less depreciation	(12,729)	(11,682)	-	-
	39,167	36,934	-	-
Capital work in progress	6,017	43,706	2,757	1,817
Leasehold improvements:				
At cost	135,413	180,376	1,131	474
Less amortisation	(54,590)	(32,252)	(47)	(27)
	80,823	148,124	1,084	447
Equipment & vehicles (owned):				
At cost	274,992	333,129	10,552	13,912
Less depreciation	(154,815)	(149,774)	(6,786)	(7,606)
	120,177	183,355	3,766	6,306
Equipment & vehicles (leased):				
At cost	21,545	18,711	4,098	595
less amortisation	(8,461)	(6,544)	(488)	(243)
	13,084	12,167	3,610	352
	280,758	448,791	11,217	8,922

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2003, the Directors valued interests in land and buildings, based mainly on previous market appraisals by qualified valuers, at $75.5 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	$'000
Freehold land at cost	21,490
Buildings and improvements at cost	39,167
	60,657

(14) PROPERTY, PLANT & EQUIPMENT (Cont.)

(b) Reconciliations

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Land:				
Carrying amount at beginning	24,505	20,583	-	-
Additions/transfers	395	184	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(35)	-	-	-
Acquisition of controlled entities	-	10,311	-	-
Disposals	(3,375)	(6,573)	-	-
Carrying amount at end	21,490	24,505	-	-
Buildings & improvements:				
Carrying amount at beginning	36,934	26,599	-	-
Additions/transfers	12,461	41	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(4,785)	-	-	-
Acquisition of controlled entities	-	21,329	-	-
Disposals	(1,116)	(9,194)	-	-
Depreciation expense	(4,327)	(1,841)	-	-
Carrying amount at end	39,167	36,934	-	-
Capital work in progress:				
Carrying amount at beginning	43,706	27,943	1,817	10,315
Additions/transfers	6,809	32,993	940	1,573
Net foreign currency movements arising from self-sustaining foreign operations	(2,371)	-	-	-
Disposals/Transfers	(42,127)	(17,230)	-	(10,071)
Carrying amount at end	6,017	43,706	2,757	1,817
Leasehold improvements:				
Carrying amount at beginning	148,124	147,093	447	327
Additions/Transfers	11,153	13,913	656	129
Additions due to increase in investment in joint venture operations	9,751	-	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(10,334)	-	-	-
Asset writedowns	(25,031)	-	-	-
Disposals	(46,517)	(4,941)	-	-
Amortisation expense	(6,323)	(7,941)	(19)	(9)
Carrying amount at end	80,823	148,124	1,084	447
Equipment & vehicles (owned):				
Carrying amount at beginning	183,355	156,868	6,306	2,350
Additions/Transfers	60,873	54,774	2,781	5,502
Additions due to increase in investment in joint venture operations	9,128	-	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(4,924)	-	-	-
Acquisition of controlled entities	-	6,516	-	-
Asset writedowns	(11,704)	-	-	-
Disposals	(80,399)	(98)	(3,908)	(55)
Depreciation expense	(36,152)	(34,705)	(1,413)	(1,491)
Carrying amount at end	120,177	183,355	3,766	6,306
Equipment & vehicles (leased):				
Carrying amount at beginning	12,167	13,607	352	294
Additions	6,671	817	3,891	205
Net foreign currency movements arising from self-sustaining foreign operations	(1,455)	-	-	-
Disposals	(1,607)	-	(142)	(74)
Amortisation expense	(2,692)	(2,257)	(491)	(73)
Carrying amount at end	13,084	12,167	3,610	352

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(15) INTANGIBLES				
Goodwill purchased	77,174	44,940	-	-
Less amortisation	(9,714)	(8,822)	-	-
	67,460	36,118	-	-
Goodwill on consolidation	18,748	20,800	-	-
Less amortisation	(10,911)	(9,380)	-	-
	7,837	11,420	-	-
Other intangibles	2,474	5,710	-	-
Less amortisation	(470)	(2,691)	-	-
	2,004	3,019	-	-
	77,301	50,557	-	-
(16) PAYABLES				
CURRENT:				
Trade and sundry creditors	300,370	181,027	2,521	12,295
Owing to -				
Associated entities	5,703	10,434	-	-
Other	1,909	185,768	-	-
	307,982	377,229	2,521	12,295
NON-CURRENT:				
Owing to -				
Associated entities	27,127	33,230	-	-
Other	35,353	44,194	-	-
	62,480	77,424	-	-
(17) INTEREST BEARING LIABILITIES				
CURRENT:				
Secured borrowings	479,863	15,298	-	-
Unsecured borrowings	31,423	-	-	-
Finance lease liabilities	3,500	2,582	1,297	232
	514,786	17,880	1,297	232
NON-CURRENT:				
Secured borrowings	716,451	258,702	-	-
Finance lease liabilities	11,143	9,235	3,812	161
	727,594	267,937	3,812	161
Convertible notes	25,598	25,643	25,598	25,643

Terms and conditions relating to the above financial instruments:
The chief entity has a $100,000,000 (2002: $120,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the chief entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets.

Refer note 23(a)(xi) for details of the security relating to the Film Production financing facility.

Refer note 33 (a)(ii) for additional information concerning finance lease terms and conditions.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(17) INTEREST BEARING LIABILITIES (Cont.)

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 589,950 PRIDES remained issued by the Company. During the year ended 30 June 2003, 9,000 PRIDES were redeemed for cash. 580,950 PRIDES remained issued at the end of the year. The Company realised a profit of $0.5 million on the cash redemptions (2002: $2.8 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(18) PROVISIONS				
CURRENT:				
Employee benefits	14,505	13,622	4,793	4,256
Dividends	-	25,715	-	25,640
Other	8,901	5,585	28	27
	23,406	44,922	4,821	29,923
NON-CURRENT:				
Employee benefits	5,021	4,404	-	-
Other	10,414	4,784	-	-
	15,435	9,188	-	-
Employee benefit liabilities				
Provision for employee benefits				
Current	14,505	13,622	4,793	4,256
Non-current	5,021	4,404	-	-
Aggregate employee benefit liability	19,526	18,026	4,793	4,256

(a) Reconciliations[1]

	CONSOLIDATED 2003	VILLAGE ROADSHOW LIMITED 2003
Dividends:		
Carrying amount at the beginning of the financial year	25,715	25,640
Adjustment arising from change in accounting policy (note 1(s))	(25,640)	(25,640)
Amounts utilised during the year	(75)	-
Carrying amount at the end of the financial year	-	-
Other provisions:		
Carrying amount at the beginning of the financial year	10,369	27
Additional provision	12,300	1
Amounts utilised during the year	(3,354)	-
Carrying amount at the end of the financial year	19,315	28

[1] Comparatives not required

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(19) OTHER LIABILITIES				
CURRENT:				
Unearned revenue	3,599	6,239	-	-
Other liabilities	2,831	3,900	-	-
	6,430	10,139	-	-
NON-CURRENT:				
Unearned revenue	1,082	73,130	-	-
Other liabilities	6,535	2,306	1,019	1,194
	7,617	75,436	1,019	1,194
(20) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	121,931	124,147	121,931	124,147
A Class Preference shares	208,765	213,332	208,765	213,332
Other - ex-share premium account	594,525	594,525	594,525	594,525
	925,221	932,004	925,221	932,004
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:
If a dividend is recommended by directors, non-redeemable non-cumulative A Class Preference shares are entitled to a minimum of 10.175 cents per share or 3 cents above the Ordinary dividend, whichever is higher. Preference share dividends have priority over Ordinary dividends.

During the 2003 and 2002 years, movements in fully paid shares on issue were as follows:

	CONSIDERATION		NO. OF SHARES	
	2003	2002	2003	2002
	$ '000	$ '000	'000	'000
(a) **Ordinary shares -**				
Beginning of the financial year	124,147	125,290	235,703	236,088
Share buyback -				
November 2002 at $2.63 to $4.12	(2,170)	-	(783)	-
September 2002 at $2.63	(46)	-	(17)	-
January 2002 at $2.63 to $4.12	-	(430)	-	(143)
September 2001 at $2.63 to $4.13	-	(713)	-	(242)
End of the financial year	121,931	124,147	234,903	235,703
(b) **A Class Preference shares -**				
Beginning of the financial year	213,332	203,251	251,990	240,206
Executive Share Plan -				
March 2002 issued at $1.58	-	4,374	-	2,768
September 2001 issued at $1.52	-	260	-	171
Dividend re-investment -				
November 2001 issued at $1.26	-	15,145	-	12,019
Share buyback -				
June 2003 at $1.58 to $3.22	(1,828)	-	(825)	-
November 2002 at $1.85 to $3.19	(215)	-	(97)	-
September 2002 at $1.52 to $3.23	(2,524)	-	(853)	-
September 2001 at $1.85 to $3.37	-	(4,739)	-	(1,519)
January 2002 at $1.85 to $3.22	-	(4,959)	-	(1,655)
End of the financial year	208,765	213,332	250,215	251,990

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(23) CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for 208 (consolidated) group executives and consultants (2002: 212 (consolidated) group executives and consultants)	41,651	55,446	7,730	8,579
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	-	271	307	307
(b) Guarantees for financial undertaking of controlled entity	150	-	-	-
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	52,179	153,223	51,679	63,218
(b) Guarantees for unsecured credit facilities of associated entities	3,144	4,275	3,144	4,275
(c) Guarantees for operating equipment of associated entity	-	250	-	250
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	18,430	24,533	17,791	23,972
(b) Guarantees for associated entities	25	68	-	43
(c) Guarantees for joint ventures	272	441	-	-
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	-	-	323,657	336,835
(b) Guarantees for associated entities	113,810	102,085	3,898	5,285
(c) Guarantees for joint ventures *	-	-	15,475	382,525
(vi) Joint and several corporate guarantees for operating lease commitments for joint ventures *	-	-	-	780,034
(vii) Joint and several obligations for operating lease commitments of joint venture partners *	127,303	1,054,094	-	-
(viii) Other corporate guarantee commitments				
(a) Guarantees for performance of landlord's obligations to local authorities	-	-	-	-
(b) Guarantees in respect of partnership commitments	1,458	4,125	4,125	4,125
	358,422	1,398,811	427,806	1,609,448

* refer Note 23(b)(i) for corresponding amount reflecting the related contingent assets. Both the contingent liabilities and related contingent assets have decreased significantly due to the classification of these contingent amounts as "remote" in accordance with Accounting Standard AASB 1044: Provisions, Contingent Liabilities & Contingent Assets, which was first effective from 1 July 2002.

(ix) Claims - Village Roadshow Pictures (USA) Inc.:

A formal judgement was entered into against Village Roadshow Pictures (USA) Inc ("VRP USA"), a non-core US subsidiary of Village Roadshow Limited ("VRL"), for approximately USD 32 million (A$48 million) in January 2003. VRP USA has filed an appeal against this judgement. VRL believes the judgement, even if the appeal is unsuccessful, will not materially affect VRL's financial position.

In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. New legal proceedings have also been commenced by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(21) RESERVES AND RETAINED PROFITS (Cont.)				
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	3	(16)	-	-
Post acquisition share of associates	58	19	-	-
Balance at end of year	61	3	-	-
Total reserves	(88,133)	(14,914)	3,844	1,510
Retained profits:				
Balance at the beginning of year	126,952	100,878	946,665	951,565
Net profit (loss) attributable to members of Village Roadshow Limited	(26,016)	51,101	29,271	20,538
Other revenue, expense and initial adjustments recognised directly in equity	3,557	-	-	-
Transfer from Foreign Currency Translation Reserve	860	249	-	-
Total available for appropriation	105,353	152,228	975,936	972,103
Dividends provided or paid	-	25,276	(92)	25,438
Balance at end of year	105,353	126,952	976,028	946,665
(22) OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities:				
Issued & paid up capital	103,219	125,947	-	-
Reserves	146	58	-	-
Profit & loss appropriation	17,321	16,696	-	-
	120,686	142,701	-	-

(20) CONTRIBUTED EQUITY (Cont.)

Share buyback:

During the year, the company bought back and cancelled 1,775,490 A Class Preference Shares at prices ranging from $1.52 to $3.23, and 800,020 Ordinary shares at prices ranging from $2.63 to $4.12, being original issue prices. These buybacks were in relation to the Executive Share Plan and Employee Share Option Plan.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director.
2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2003, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(21) RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.				
Balance at beginning of year	(14,917)	45,315	1,510	3,822
Amount relating to translation of accounts & net investments	(66,340)	(58,678)	2,334	(2,312)
Transfer to Retained profits	(860)	(249)	-	-
Post acquisition share of associates	(6,077)	(1,305)	-	-
Balance at end of year	(88,194)	(14,917)	3,844	1,510

(23) CONTINGENT LIABILITIES AND ASSETS (Cont.)

(a) Contingent liabilities (cont.)

(x) Claims - General:

A number of other claims have been lodged against the economic entity in relation to various matters, of which the economic entity's share is approximately $1.5 million. Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

(xi) Other contingencies - Film Production:

The revolving US$900 million film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The Village Roadshow Limited ("VRL") and Village Roadshow Limited group ("VRL group") exposure is limited to US$100 million equity contributed to VRF BVI as support for the film financing facility (by way of subordinated loan) and US$70 million security deposit provided to VRF BVI.

In addition, VRL (and the VRL group) are liable to pay a portion of any unfunded Print & Advertising ("P&A") costs not recovered by the VRL group out of exploitation proceeds, together with a potential clawback of recovered P & A costs and any distribution fees paid to the VRL group to a maximum amount of US$35 million, as well as any cash film exploitation profits received by the VRL group.

Based on the films released to 30 June 2003 and the continuation of business by Village Roadshow Pictures, being the group of companies comprising the production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

(xii) Other contingencies - Income Tax:

The Australian Taxation Office ("ATO") has completed a prolonged income tax audit of the economic entity which covered a five year period to June 30, 1998. The ATO has advised that the audit was limited to specific issues and recently concluded that an adjustment was warranted to increase the 1994 taxable income of the economic entity or, alternatively, the economic entity's 1993 taxable income. ATO alternative assessments of $85.1 million (1994) and $110.1 million (1993) have been received and objections have been lodged contesting the ATO adjustments. The economic entity is confident that it will be able to have these assessments overturned. The disputed alternative amounts, inclusive of General Interest Charge to June 30, 2003 on the amounts assessed, are $90.2 million (1994) and $116.6 million (1993). The taxation treatment proposed by the ATO could also have broader application. The economic entity anticipates further ATO audits may occur. The economic entity is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that in the event that Australian tax audit adjustments reduce tax losses which the economic entity has used and those adjustments impact subsidiaries of Austereo Group Limited, then the chief entity has provided an indemnity in favour of Austereo Group Limited.

(b) Contingent assets

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(i) Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	127,303	1,054,094	-	-
	===========	==========	============	==========

* refer Note 23(a)(vii) for corresponding amount reflecting the related contingent liabilities. Both the contingent assets and corresponding contingent liabilities have reduced significantly due to the classification of these contingent amounts as "remote" in accordance with Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which was first effective from 1 July 2002.

(ii) As a result of the sale of the 50% owned UK Exhibition circuit in May 2003, the Village Roadshow Limited group ("VRL group") may be entitled to further proceeds in the future, based on a formula relating to admissions of the sold circuit. The maximum amount receivable by the VRL group over time is GBP 9.9 million, however due to the uncertainty of future admissions, it is not possible to estimate what amount (if any) is likely to be received. Therefore, this amount is not considered to be a contingent asset.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(24) EXPENDITURE COMMITMENTS				
(a) Finance leases -				
Payable within 1 year	3,837	2,880	1,297	237
Payable between 1 and 5 years	11,226	9,389	3,812	49
Payable after 5 years	-	145	-	145
	15,063	12,414	5,109	431
Less future finance charges	(420)	(597)	-	(38)
Total finance lease liabilities	14,643	11,817	5,109	393
(b) (i) Operating leases - Minimum lease payments				
Payable within 1 year	87,797	108,679	457	492
Payable between 1 and 5 years	313,892	412,785	1,713	1,969
Payable after 5 years	628,607	1,093,905	-	369
	1,030,296	1,615,369	2,170	2,830
(b) (ii) Operating leases - Percentage based lease payments				
Payable within 1 year	2,688	1,803	-	-
Payable after 1 year	32,944	24,957	-	-
	35,632	26,760	-	-
Total operating lease commitments	1,065,928	1,642,129	2,170	2,830

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer also to note 32 for details of operating lease commitments relating to discontinuing operations.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(c) Other expenditure commitments -				
Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
- joint ventures	10,844	24,049	-	-
- associates	23,303	29,320	-	-
- other	1,883	13,249	-	-
	36,030	66,618	-	-
Payable later than one year but not later than five years				
- joint ventures	16,487	26,818	-	-
- associates	-	5,946	-	-
- other	16,950	-	-	-
	33,437	32,764	-	-

(25) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(26) REMUNERATION OF DIRECTORS

The names of Directors of the Chief Entity who have held office during the year and at balance date are:

R.G. Kirby, J.R. Kirby, G.W. Burke, P.E. Foo, P.M. Harvie, W.J Conn, D.B. Reardon & P.D. Jonson

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities of which they are Directors or any related party:	16,703	18,034		
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party:			7,508	8,412

	2003	2002
The number of Directors who derived the above aggregate income were within the following bands -		
$ 50,000 - $ 59,999	-	1
$ 80,000 - $ 89,999	1	-
$ 90,000 - $ 99,999	1	2
$ 170,000 - $ 179,999	1	-
$ 180,000 - $ 189,999	-	1
$ 610,000 - $ 619,999	1	-
$1,110,000 - $1,119,999	-	1
$1,310,000 - $1,319,999	-	1
$1,380,000 - $1,389,999	1	-
$1,490,000 - $1,499,999	-	1
$1,670,000 - $1,679,999	1	-
$1,700,000 - $1,709,999	1	-
$1,770,000 - $1,779,999	1	-
$2,000,000 - $2,009,999	-	1
$2,060,000 - $2,069,999	-	1

(27) REMUNERATION OF EXECUTIVE OFFICERS

	CONSOLIDATED 2003	CONSOLIDATED 2002	VILLAGE ROADSHOW LIMITED 2003	VILLAGE ROADSHOW LIMITED 2002
Remuneration received, or due and receivable, by executive officers of the economic entity whose remuneration is $100,000 or more, from entities in the economic entity or a related party, in connection with the management of the affairs of the entities in the economic entity whether as an executive officer or otherwise.	25,147	24,322		
Remuneration received, or due and receivable, by executive officers of the Company whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any related party, whether as an executive officer or otherwise.			15,850	14,507

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(27) REMUNERATION OF EXECUTIVE OFFICERS (Cont'd.)

The number of executives who derived the above aggregate income in excess of $100,000 were within the following bands -

	CONSOLIDATED 2003	CONSOLIDATED 2002	VILLAGE ROADSHOW LIMITED 2003	VILLAGE ROADSHOW LIMITED 2002
$ 100,000 - $ 109,999	1	-	-	-
$ 110,000 - $ 119,999	2	1	1	-
$ 120,000 - $ 129,999	-	1	-	-
$ 130,000 - $ 139,999	2	4	-	-
$ 140,000 - $ 149,999	2	-	1	-
$ 150,000 - $ 159,999	1	-	-	-
$ 160,000 - $ 169,999	1	3	-	2
$ 170,000 - $ 179,999	1	1	-	-
$ 180,000 - $ 189,999	4	1	3	-
$ 190,000 - $ 199,999	2	1	-	1
$ 200,000 - $ 209,999	-	1	-	1
$ 210,000 - $ 219,999	3	2	3	-
$ 220,000 - $ 229,999	1	2	-	2
$ 230,000 - $ 239,999	-	1	-	-
$ 240,000 - $ 249,999	-	2	-	-
$ 250,000 - $ 259,999	3	1	-	1
$ 260,000 - $ 269,999	1	1	-	-
$ 270,000 - $ 279,999	1	2	-	1
$ 280,000 - $ 289,999	1	2	-	-
$ 290,000 - $ 299,999	1	-	-	-
$ 320,000 - $ 329,999	2	-	-	-
$ 330,000 - $ 339,999	-	2	-	1
$ 340,000 - $ 349,999	-	2	-	1
$ 360,000 - $ 369,999	-	2	-	2
$ 370,000 - $ 379,999	1	-	-	-
$ 390,000 - $ 399,999	1	1	-	-
$ 420,000 - $ 429,999	2	-	2	-
$ 430,000 - $ 439,999	-	2	-	2
$ 460,000 - $ 469,999	1	-	1	-
$ 470,000 - $ 479,999	1	-	1	-
$ 490,000 - $ 499,999	-	-	-	1
$ 510,000 - $ 519,999	-	1	-	1
$ 520,000 - $ 529,999	1	1	1	-
$ 540,000 - $ 549,999	-	1	-	-
$ 580,000 - $ 589,999	1	-	1	-
$ 600,000 - $ 609,999	-	1	-	-
$ 610,000 - $ 619,999	1	-	1	-
$ 690,000 - $ 699,999	2	-	-	-
$ 700,000 - $ 709,999	-	1	-	-
$ 710,000 - $ 719,999	1	-	1	-
$ 720,000 - $ 729,999	1	-	1	
$ 730,000 - $ 739,999	1	-	-	-
$ 750,000 - $ 759,999	-	1	-	-
$ 790,000 - $ 799,999	1	-	-	
$1,020,000 - $1,029,999	-	1	-	1
$1,110,000 - $1,119,999	-	1	-	-
$1,120,000 - $1,129,999	1	-	-	-
$1,170,000 - $1,179,999	1	-	1	-
$1,310,000 - $1,319,999	-	1	-	1
$1,380,000 - $1,389,999	1	-	1	-
$1,410,000 - $1,419,999	-	1	-	-
$1,490,000 - $1,499,999	-	1	-	1
$1,630,000 - $1,639,999	-	1	-	1
$1,670,000 - $1,679,999	1	-	1	-
$1,700,000 - $1,709,999	1	-	1	-
$1,730,000 - $1,739,999	1	-	1	
$1,770,000 - $1,779,999	1	-	1	-
$2,000,000 - $2,009,999	-	1	-	1
$2,060,000 - $2,069,999	-	1	-	1

(28) REMUNERATION OF AUDITORS

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with -				
Chief entity auditor -				
Auditing accounts	995	878	140	140
Other services [1]	1,129	906	-	-
Other auditors -				
Auditing accounts	255	128	-	-
Other services [1]	400	77	-	-
	2,779	1,989	140	140
[1] Dissection of Other Services:				
Tax	990	151	-	-
Corporate Finance	286	490	-	-
Advisory	170	235	-	-
Other	83	107	-	-
	1,529	983	-	-

Other services for 2003 increased mainly due to tax services, including UK group entities of $0.4 million and GST reviews in Australia of $0.2 million.

(29) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

On 28 July 2003, Village Roadshow Limited announced that it will propose a scheme of arrangement to buyback the A Class Preference shares on issue in exchange for $1.25 each, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1.00 per share being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1.00. Ordinary shares will not participate in the proposed scheme. Meetings at which both Ordinary and Preference Shareholders may vote for the proposal are expected to proceed in early November 2003.

(30) INTERESTS IN JOINT VENTURE OPERATIONS

Interests in joint venture operations:
Names and principal activities of joint venture operations, the percentage interest held by entities in the economic entity and the contributions of those joint venture operations to results after tax -

Name	Business	% owned	Contributions to Operating Profit after Tax 2003 $ '000	2002 $ '000
Adelaide Nova / Palace	Cinema operator	25.00%	82	128
Austereo / Simon Richards	Direct marketing	29.86%	(3,418)	365
Australian Theatres (previously Australian Multiplex Cinemas)	Multiplex cinema operators	50.00%	12,285	8,822
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	33	41
Canberra FM Radio	Radio broadcasting	29.86%	1,139	922
Carlton Nova / Palace	Cinema operator	25.00%	439	516
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	1,354	962
Cathay Golden Village Distribution	Film distributor	-	-	1
Damodar Village Force Cinemas	Cinema operator	33.33%	466	377
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33%	37	38
Data Sell Teleservices	Teleservices	23.89%	-	-
Eye Village	Mall advertising	50.00%	558	(423)
Geelong Cinema	Cinema operator	50.00%	(69)	(375)
Jam Factory Cinema	Cinema operator	50.00%	20	411
Jam Factory Shopping Centre	Shopping centre	50.00%	(124)	(329)
Luna/Palace Cinema	Cinema operator	25.00%	196	180
MCM Entertainment	Music media	29.86%	(16)	(16)
Morwell Multiplex Cinemas	Cinema operator	75.00%	168	297
Movieline	Cinema ticket seller	33.33%	(516)	(994)
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	811	1,040
Parramatta Cinemas	Cinema operator	50.00%	(103)	(2,012)
Queen Street, New Zealand	Cinema operator	33.33%	1,057	982
Rialto Cinemas	Cinema operator	25.00%	277	145
Village Force Entertainment	Cinema operator	50.00%	4,932	3,319
Village / GUO / BCC Cinemas	Cinema operator	50.00%	2,565	2,186
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00%	273	(98)
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	502	527
Village Anderson Cinemas	Cinema operator	50.00%	586	706
Village Palace Cinemas	Cinema operator	50.00%	313	134
Village Warrnambool Cinemas	Cinema operators	50.00%	180	207
Movie World Holdings	Theme park, Queensland	33.33%	4,358	3,587
Warner Village Cinema Operating Assets [1]	Property owner/lessor	50.00%	(1,005)	(1,241)
Warner Village Cinema Properties [1]	Property owner/lessor	50.00%	(11,223)	(1,706)
Warner Village Exhibition Operating Assets [1]	Property owner/lessor	49.99%	1,407	526
Warner Village Exhibition Properties [1]	Property owner/lessor	49.99%	(3,269)	(3,975)
			14,295	15,250

[1] Effective 12 May 2003, the assets and operations of the above joint ventures were sold as part of the group's disposal of the Warner Village circuit in the United Kingdom.

	CONSOLIDATED 2003 $ '000	2002 $ '000
Aggregate share of assets in joint ventures -		
Current assets:		
Cash	6,266	8,645
Receivables	30,426	11,805
Inventories	843	759
Other	316	4,690
Non-current assets:		
Property, plant & equipment	254,933	260,025
Radio license	8,961	8,961
Receivables	98,338	178,544
Other	24,295	25,307
	424,378	498,736

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(31) SEGMENT REPORTING

(a) REPORTING BY BUSINESS SEGMENTS[1] - CONTINUING OPERATIONS

(Notes: refer next page)

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
AMOUNTS INCLUDING SPECIFIC ITEMS[2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	-	-	314,792	55,113	1,610,369	787,253
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	-	-	9,334	2,222	-	-	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	55,113	1,644,642	781,158
Segment result	(59,907)	6,050	14,133	15,941	71,679	79,768	1,958	18,579	9,334	2,222	(60,531)	(31,681)	(23,334)	90,879
Income tax revenue (expense)													(53,331)	(29,746)
Net profit													(76,665)	61,133
Profit attributed to outside equity interest													17,227	24,018
Net profit attributable to members													(93,892)	37,115
Depreciation and amortisation expense	45,132	42,437	3,816	3,328	8,510	8,604	94,597	568	-	-	3,364	4,037	155,419	58,974
Non-cash expenses other than depreciation	78,466	1,122	917	726	1,298	666	(395)	(1,252)	-	-	9	2,537	80,295	3,799
Segment assets	551,341	771,944	81,134	106,079	544,170	561,009	1,389,272	27,263	34,587	54,351	288,404	584,933	2,888,908	2,105,579
Discontinuing assets													15,743	85,778
Total assets													2,904,651	2,191,357
Segment liabilities	133,209	132,440	(3)	414	49,139	52,503	191,609	121,495	-	-	1,441,166	666,093	1,815,120	972,945
Discontinuing liabilities													11,538	16,803
Total liabilities													1,826,658	989,748
Investments in associates included in segment assets	65,884	196,750	37,783	65,235	6,252	6,398	-	-	6,418	19,667	155	154	116,492	288,204
Acquisition of property, plant & equipment and intangible assets	79,837	88,033	15,792	7,581	3,783	10,665	2,150	1,483	-	-	11,498	9,604	113,060	117,366

	Exhibition 2003	Exhibition 2002	Theme Parks 2003	Theme Parks 2002	Radio 2003	Radio 2002	Production 2003	Production 2002	Distribution 2003	Distribution 2002	Unallocated 2003	Unallocated 2002	Total 2003	Total 2002
AMOUNTS EXCLUDING SPECIFIC ITEMS[2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	-	-	314,792	43,360	1,610,369	775,500
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	-	-	9,334	2,222	-	-	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	43,360	1,644,642	769,405
Segment result	15,796	29,179	14,133	15,941	74,554	79,768	50,525	18,579	9,334	2,222	(60,531)	(39,362)	103,811	106,327
Income tax revenue (expense)													(24,376)	(29,746)
Net profit excluding significant items													79,435	76,581
Profit attributed to outside equity interest													18,385	21,271
Net profit excluding significant items attributable to members													61,050	55,310

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(31) SEGMENT REPORTING
(b) REPORTING BY GEOGRAPHIC SEGMENTS[1] - CONTINUING OPERATIONS

	Australia		USA		British Virgin Islands		New Zealand		Asia		South America		Europe		Unallocated		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
AMOUNTS INCLUDING SPECIFIC ITEMS[2]																		
Revenue from external customers	523,592	460,057	2,995	3,260	564,558	54,325	25,637	22,406	2,548	(8,211)	-	-	198,407	208,269	292,632	47,147	1,610,369	787,253
Share of associates net profit (loss)	21,598	12,479	-	-	-	-	214	217	2,663	1,484	-	(20,997)	9,798	328	-	394	34,273	(6,095)
Total segment revenue	545,190	472,536	2,995	3,260	564,558	54,325	25,851	22,623	5,211	(6,727)	-	(20,997)	208,205	208,597	292,632	47,541	1,644,642	781,158
Segment assets	951,466	905,797	4,115	5,849	1,276,889	15,987	26,063	26,912	29,882	30,182	25,002	26,227	328,151	536,283	247,340	558,342	2,888,908	2,105,579
Discontinuing assets																	15,743	85,778
Total assets																	2,904,651	2,191,357
Acquisition of property, plant & equipment and intangible assets	77,173	45,116	-	21	571	1,437	3,355	674	24	23	-	-	31,937	70,095	-	-	113,060	117,366

	Australia		USA		British Virgin Islands		New Zealand		Asia		South America		Europe		Unallocated		Total	
AMOUNTS EXCLUDING SPECIFIC ITEMS[2]																		
Revenue from external customers	523,592	460,057	2,995	3,260	564,558	54,325	25,637	22,406	2,548	(8,211)	-	-	198,407	208,269	292,632	35,394	1,610,369	775,500
Share of associates net profit (loss)	21,598	12,479	-	-	-	-	214	217	2,663	1,484	-	(20,997)	9,798	328	-	394	34,273	(6,095)
Total segment revenue	545,190	472,536	2,995	3,260	564,558	54,325	25,851	22,623	5,211	(6,727)	-	(20,997)	208,205	208,597	292,632	35,788	1,644,642	769,405

Notes (for business and geographic segment reporting):

[1] For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.
The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of:
- Segment Revenue: interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets.
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

[2] All of the above figures relate to Continuing Operations only, other than as separately disclosed for assets & liabilities.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(32) DISCONTINUING OPERATIONS

During the year ended 30 June 2003, the economic entity progressed its restructuring program by selling its cinema operations in Korea, and by discontinuing the A-Live Worldwide division of Austereo Group Ltd. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding periods, in accordance with AASB 1042: Discontinuing Operations. Residual activity for the operations which were discontinued in prior periods is also disclosed below and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany and Austria were classified as discontinuing operations in previous financial years. The results of the discontinuing cinema operations are included in the Exhibition business segment and the European and Asian geographical segments, and the results of the discontinuing old production operations are included in the Production business segment and the Australian and USA geographical segments, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment and the Australian Geographic segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Thailand 2003 $ '000	India 2003 $ '000	Germany 2003 $ '000	Austria 2003 $ '000	France 2003 $ '000	Korea 2003 $ '000	Malaysia 2003 $ '000	Total Exhibition 2003 $ '000	Radio 2003 $ '000	Production 2003 $ '000	Total Group 2003 $ '000
(i) Financial Performance Information											
Sales revenue	-	-	-	11,541	-	-	-	11,541	11,776	-	23,317
Other revenue	-	(294)	1,774	50	-	133,938	5,557	141,025	-	-	141,025
Share of net profits (losses) of associates	-	-	-	-	-	4,946	-	4,946	-	-	4,946
Interest expense	-	-	-	-	-	-	-	-	224	-	224
Other expenses	-	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit /(loss) from discontinuing operations before tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
(ii) Cashflow Information											
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:											
Net operating cashflows	-	-	(6,292)	(2,553)	(589)	(5,708)	-	(15,142)	(11,716)	-	(26,858)
Net investing cashflows	11,766	2,706	3,061	-	-	129,571	5,311	152,415	-	-	152,415
Net financing cashflows	(141)	-	-	-	-	-	-	(141)	-	-	(141)
Total net cashflows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	-	125,416
(iii) Financial Position/Other Information											
Assets - carrying amount at balance date	-	-	14,259	1,479	-	-	-	15,738	5	-	15,743
Liabilities at balance date	-	-	8,364	3,174	-	-	-	11,538	-	-	11,538
Net assets at balance date	-	-	5,895	(1,695)	-	-	-	4,200	5	-	4,205
Net assets disposed of or written down	-	-	-	-	-	47,729	-	47,729	-	-	47,729
Selling price of net assets disposed	-	-	-	-	-	131,794	-	131,794	-	-	131,794
Profit/(Loss) on disposal/write down of net assets	-	-	-	-	-	84,065	-	84,065	-	-	84,065
Tax expense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-

	Total Group 2003 $ '000
(iv) Expenditure commitments:	
Operating leases - minimum lease payments	
Payable within 1 year	3,877
Payable between 1 and 5 years	15,508
Payable after 5 years	55,994
	75,379

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(32) DISCONTINUING OPERATIONS (Cont'd)

	Thailand 2002 $ '000	India 2002 $ '000	Germany 2002 $ '000	Austria 2002 $ '000	Switzerland 2002 $ '000	France 2002 $ '000	Korea 2002 $ '000	Malaysia 2002 $ '000	Total Exhibition 2002 $ '000	Radio 2002 $ '000	Production 2002 $ '000	Total Group 2002 $ '000
(i) Financial Performance Information												
Sales revenue	-	-	-	11,383	-	-	-	-	11,383	-	-	11,383
Other revenue	21,625	3,000	1,709	114	107	538	6,831	-	33,924	750	1,885	36,559
Share of net profits (losses) of associates	(83)	276	-	-	-	-	11,070	-	11,263	-	-	11,263
Interest expense	-	-	-	1	-	-	-	-	1	-	21	22
Other expenses	24,715	2,925	2,299	14,133	(58)	572	115	(350)	44,351	-	400	44,751
Operating profit/(loss) from discontinuing operations before tax	(3,173)	351	(590)	(2,637)	165	(34)	17,786	350	12,218	750	1,464	14,432
(ii) Cashflow Information												
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:												
Net operating cashflows	(150)	-	(1,897)	(2,883)	-	-	(5,440)	-	(10,370)	750	(598)	(10,218)
Net investing cashflows	7,650	-	(4,179)	-	-	-	(1,797)	650	2,324	-	-	2,324
Net financing cashflows	588	-	-	-	-	-	-	-	588	-	-	588
Total net cashflows	8,088	-	(6,076)	(2,883)	-	-	(7,237)	650	(7,458)	750	(598)	(7,306)
(iii) Financial Position/Other Information												
Assets - carrying amount at balance date	11,766	3,000	20,104	1,800	-	-	44,129	4,979	85,778	-	-	85,778
Liabilities at balance date	-	100	8,819	3,871	-	-	-	-	12,790	-	4,013	16,803
Net assets at balance date	11,766	2,900	11,285	(2,071)	-	-	44,129	4,979	72,988	-	(4,013)	68,975
Net assets disposed of or written down	23,438	2,773	-	-	-	-	-	6,031	32,242	-	(1,464)	30,778
Selling price of net assets disposed	19,416	3,000	-	-	-	-	-	6,381	28,797	-	-	28,797
Profit/(Loss) on disposal/write down of net assets	(4,022)	227	-	-	-	-	-	350	(3,445)	-	1,464	(1,981)
Tax expense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-	-

(iv) Expenditure commitments:

	Total Group 2002 $ '000
Operating leases - minimum lease payments	
Payable within 1 year	3,964
Payable between 1 and 5 years	15,856
Payable after 5 years	61,215
	81,035

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(33) FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured advances
Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured borrowings:
Borrowings are carried at the principal amount. Interest is recognised in the statement of financial performance on an accrual basis. Bank loans are repayable either monthly, quarterly or bi-annually with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below.
Details of security over bank loans is set out in Note 17.

Provision for dividends:
Dividends payable represents provision for a final dividend of Nil cents (2002: Nil cents) per Ordinary share and Nil cents (2002: 10.175 cents franked to 9.205 cents) per A Class Preference share for the financial year ended 30 June 2003.

Convertible Notes
Refer Note 17 for details in relation to convertible notes issued by the chief entity.

(33) FINANCIAL INSTRUMENTS (cont.)

(a) Terms, conditions and accounting policies (cont.)
(ii) Financial liabilities

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 1008. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) Equity

Ordinary shares:
From 1 July 1998, Ordinary share capital has been recognised at the issue value of the shares. Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 20.

Preference shares:
From 1 July 1998, Preference share capital has been recognised at the issue value of the shares. Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued are set out in Note 20.

Unrecognised Financial Instruments

Interest rate swaps:

The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $1,181 million. These swaps covered approximately 93% of total borrowings of the economic entity drawdown at balance date. The majority of the swaps mature in the medium to long term.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(33) FINANCIAL INSTRUMENTS (cont.)

(b) Interest rate risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 %	2002
(i) Financial assets														
Cash	177,730	265,661	-	-	-	-	-	-	-	-	177,730	265,661	4.75%	5.15%
Receivables - trade debtors	-	-	-	-	-	-	-	-	277,668	143,220	277,668	143,220	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	175,084	216,798	175,084	216,798	N/A	N/A
Secured advances	26,810	35,200	-	-	-	-	-	-	-	-	26,810	35,200	4.23%	5.00%
Unsecured advances	-	-	-	-	-	-	-	-	24,401	164,550	24,401	164,550	N/A	N/A
Total financial assets	204,540	300,861	-	-	-	-	-	-	477,153	524,568	681,693	825,429		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	300,370	181,027	300,370	181,027	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	70,092	273,626	70,092	273,626	N/A	N/A
Secured and unsecured borrowings (refer Note 1)	46,533	116,575	100,000	57,425	69,063	100,000	1,012,141	-	-	-	1,227,737	274,000	6.00%	6.14%
Convertible notes	-	-	-	-	25,598	25,643	-	-	-	-	25,598	25,643	6.50%	6.43%
Provision for dividends	-	-	-	-	-	-	-	-	-	25,715	-	25,715	N/A	N/A
Finance lease liabilities	-	-	3,500	2,582	11,143	9,235	-	-	-	-	14,643	11,817	6.83%	7.03%
Interest rate swaps	-	-	-	-	-	-	-	-	-	-	*	*	N/A	N/A
Total financial liabilities	46,533	116,575	103,500	60,007	105,804	134,878	1,012,141	-	370,462	480,368	1,638,440	791,828		

N/A - not applicable for non-interest bearing financial instruments.
* not applicable since these financial instruments are not recognised in the financial statements
Note 1. The economic entity's debt subject to a fixed interest rate maturing in more than 5 years is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(33) FINANCIAL INSTRUMENTS (cont.)

(c) Net fair values

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, are as follows.

	Total carrying amount as per balance sheet		Aggregate net fair value	
	2003	2002	2003	2002
Financial assets:	$'000	$'000	$'000	$'000
Cash	177,730	265,661	177,730	265,661
Receivables - trade debtors	277,668	143,220	277,668	143,220
Receivables - associated entities and other advances	175,084	216,798	140,258	162,518
Secured advances	26,810	35,200	21,477	26,387
Unsecured advances	24,401	164,550	24,401	164,550
Total financial assets	681,693	825,429	641,534	762,336
Financial liabilities:				
Trade and sundry creditors	300,370	181,027	300,370	181,027
Accounts payable - associated and other entities	70,092	273,626	70,092	273,626
Secured and unsecured borrowings	1,227,737	274,000	1,131,014	252,470
Convertible notes	25,598	25,643	24,874	21,338
Dividends payable	-	25,715	-	25,715
Finance lease liabilities	14,643	11,817	13,700	10,016
Interest rate swaps (refer Note 1)	*	*	49,771	2,099
Total financial liabilities	1,638,440	791,828	1,589,821	766,291

* not applicable since these financial instruments are not recognised in the financial statements.

Note 1. A major swap represented $48.0 million of the unrecognised interest rate swap liability as at 30 June 2003. Based on the most recent valuation performed as at 31 August 2003, however, the liability has decreased to $7.3 million in accordance with an increase in market interest rates.

Receivables from associated entities and other advances, and secured advances, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits:

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable:

The carrying amount approximates fair value.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps:

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(33) FINANCIAL INSTRUMENTS (cont.)

(d) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts - limited to the net fair value of the swap agreements at balance date, being a liability of $49.8 million (2002 $2.1 million). Refer also note 1 to Note 33(c) above, which refers to the significant reduction in this net fair value liability subsequent to balance date.

Concentrations of credit risk:

The Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The majority of customers within the Production segment are concentrated in Japan, United Kingdom, Germany and France. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 31 - Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

	Maximum credit risk exposure for each concentration	
	Percentage of total trade debtors 2003	Consolidated total balance 2003
Industry segment:	(%)	$'000
Exhibition	24	67,127
Theme parks	1	2,459
Radio	16	45,286
Production	52	143,607
Distribution	2	4,465
Other	5	14,724
	100	277,668

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

(34) RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) **Immediate Parent Entity**

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Kirby's Investments Pty. Limited which is incorporated in Australia.

Village Roadshow Corporation Limited received a partially franked dividend of $703 (2002: $703) on A Class Preference shares from the company. In addition, First Gatoom Pty Limited, as Trustee of the Kirby Capital Growth Trust, received a partially franked dividend of $30,525 (2002: $30,525) on A Class Preference shares from the company.

(34) RELATED PARTY TRANSACTIONS (Cont.)

(b) **Controlled entities:**

The company and Austereo Group Limited entered into an intercompany agreement in 2001 for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2002: $250,000) received by the company in respect of this agreement.

(c) **Associated entities:**

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year: (material amounts have been separately identified)

	CONSOLIDATED	
	2003	2002
	$ '000	$ '000
Dividend and trust distribution revenue:		
Roadshow Unit Trust	2,106	3,466
Sea World Property Trust	5,826	8,372
	7,932	11,838
Interest revenue		
Warner Village Investments Limited	7,417	9,536
Other	15	694
	7,432	10,230
Management & service fee revenue:		
CGV Company Limited (included in discontinuing operations - Korea)	2,103	6,831
Other	7,933	9,096
	10,036	15,927
Commissions & fee revenue	29	75
Royalty revenue	-	-
Radio advertising charges	6,772	5,828
Borrowing costs paid	911	950

(d) **Transactions with Directors and Director-related entities:**

The names and remuneration of Directors is disclosed in Note 26.

Directors' relevant interests in shares and options of the company and related bodies corporate as at the reporting date were as follows :

	Village Roadshow Corporation Ltd.		Village Roadshow Limited			Austereo Group Limited	
	Ordinary	Preference	Ordinary	Preference	Ordinary Options	Ordinary	Preference
Robert G. Kirby	6,878,706	41,972	111,920,817	407,073	-	251,562,594	-
John R. Kirby	6,878,706	41,972	111,819,817	306,906	-	251,562,594	-
Graham W. Burke	6,878,956	41,972	111,822,217	1,397,306	6,000,000	251,562,594	-
Peter M. Harvie	-	-	257,400	242,900	-	1,030,001	-
William J. Conn	-	-	191,563	1,153,019	-	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-	-

With the exception of 5,001 Ordinary shares in Austereo Group Limited, all shares owned by P.M. Harvie are held under the company's and Austereo Group Limited's Executive Share Plan and the company's Executive and Employee Option Plan. Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20.

At the end of the financial year loans to P.M. Harvie relating to the Executive Share Plan, Executive and Employee Option Scheme and the Austereo Group Limited Share Plan amounted to $3,380,596 (2002: $3,477,466) and dividends of $96,004 (2002: $114,652) were received in payment of interest due and for capital repayment.

(34) RELATED PARTY TRANSACTIONS (Cont.)

(d) **Transactions with Directors and Director-related entities (Cont.):**

Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfolds Buscombe Limited as at 30 June 2003. Penfolds Buscombe Limited acquired the assets of Buscombe Limited in the year ended 30 June 2002. A total of $1,138,565 was paid to Penfolds Buscombe Limited (2002: $1,688,716 paid to Penfolds Buscombe Limited and Buscombe Limited) for printing and stationery services provided to the Economic Entity. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

Various companies associated with Mr. R.G. Kirby compensate the Village Roadshow Limited group in return for services provided. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

A trust distribution and fees of $734,592 (2002: $2,047,705) were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G W Burke, a Director of the Trustee, in his capacity as a unitholder. Mr. G.W. Burke had held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group. In December 2002, the other unitholders of the Roadshow Unit Trust agreed to purchase the 17.5% of units in the Roadshow Unit Trust, as well as the New Zealand Management Fee Rights, from Mr G W Burke based on an independent valuation. This resulted in the Village Roadshow Limited group purchasing 51.43% of Mr G W Burke's unitholding in the Roadshow Unit Trust, and 50% of Mr G W Burke's interest in the New Zealand Management Fee Rights, for a total cash payment of $5,114,286.

No shares in the chief entity were issued during the year under the Executive Share Plan to Directors of Controlled entities of the Chief entity (2002 1,864,124 A Class Preference shares at a market value of $2,937,469 funded by loans totalling $2,949,223).

As at the end of the financial year, total loans to executives who were directors of controlled entities of the company at the time of the granting of the loans, in relation to the Executive Share Plan, the Executive and Employee Option Plan and the Austereo Group Limited Executive Share Plans were $18,696,053 (2002: $19,345,878).

Under the terms of the Executive and Employee Option Plan loan facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan loan facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plans and Loan Facility, the first 6 cents of every dividend per share per annum is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Reimbursement of rental and vehicle expenses of $44,200 (2002: $41,850) was made to Vinden Lodge Pty. Limited, a company in which P.E. Foo has a significant interest.

(e) **Material Contracts with Other Executives**

B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2002: 2.5%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(35) EMPLOYEES

The number of full-time equivalents employed as at 30 June 2003 is 1,288 (2002: 1,636).

(36) BORROWING COSTS

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
The amounts of borrowing costs paid or payable which have been recognised during the financial year as part of the carrying amounts of assets are as follows:				
Other	96	1,033	-	-
	==========	=========	===========	=========

The interest rate used to determine capitalised borrowing costs was 5.0% (2002: 5.6%).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Signed) G.W. Burke
) Director

Melbourne, 15 September 2003

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Village Roadshow Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Village Roadshow Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

P.I. Buzzard
Partner
Melbourne
Date 15.9.03

Appendix E

Notice of General Meeting

Appendix to Scheme Booklet

Village Roadshow Limited
ACN 010 672 054
(Incorporated in Queensland)

Registered Office: Pacific Motorway Oxenford, Queensland 4210

Notice of General Meeting

Notice is given that a general meeting of members of Village Roadshow Limited (**Company**) will be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time on Monday, 3 November 2003.

1. Defined terms

In this notice of meeting:

(a) **Scheme Booklet** means the Scheme Booklet issued by the Company and dated 26 September 2003; and

(b) terms have the same meaning as in the Scheme Booklet.

2. Special resolutions

The purpose of the meeting is to consider and, if thought fit, pass the following resolutions, each of which will be proposed as a special resolution:

2.1 'That the Buy-Back and terms of any Buy-Back Agreements entered into under the Buy-Back are approved in accordance with section 257D(1) of the Act'.

2.2 'That conditional on all Preference Shares being bought back under the Buy-Back and effective on and from the earliest date that all Preference Shares bought back under the Buy-Back are cancelled in accordance with section 257H(3) of the Act, the Constitution is modified by:

(a) deleting the words 'more than 6 months' where they appear in Article 2.4(a)(i)(B);

(b) in Article 2.4(a)(i)(E), adding the words 'whole of the' before the word 'Company's' and the words 'property, business and' before the word 'undertaking'; and

(c) adding the following new Articles 2.3(a)(i)(F) and (G) after Article 2.3(a)(i)(E):

'(F) during the winding up of the Company; and

(G) on a resolution to approve the terms of a buy-back agreement'.'

3. Voting exclusion

No Ordinary Shareholder who is a Preference Shareholder or an Associate of a Preference Shareholder may vote on the resolution set out in **paragraph 2.1** above.

VRL will disregard any votes cast on the resolution set out in **paragraph 2.1** above by a Preference Shareholder or an Associate of a Preference Shareholder.

4. Directors' recommendations and voting

The Directors unanimously recommend that Ordinary Shareholders vote in favour of the both resolutions.

The reasons the Directors have made the above recommendations include those set out in **sections 5.5** to **5.8** inclusive of the Scheme Booklet.

Each Director who is entitled to vote on the resolution intends to vote in favour of the resolution.

5. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

6. Voting in person or by attorney

Ordinary Shareholders or their attorneys wishing to vote in person should attend the meeting.

Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted.

Unless previously noted by the Registrar, Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

7. **Voting by Proxy**

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on 1 November 2003 by:

(d) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(e) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(f) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Shareholders may appoint either 1 or 2 persons as their proxies to attend and vote on their behalf. However, if more than one proxy is appointed:

(a) neither appointment will be effective unless each proxy is appointed to represent a specified proportion of the Shareholder's voting rights; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors.

The Chairman of the meeting intends to vote all undirected proxies in favour of the resolutions to be voted on at the meeting.

8. **Voting by corporate representative**

Corporate shareholders wishing to vote by corporate representative should:

(c) obtain an appointment of corporate representative form from the Registrar;

(d) complete and sign the form in accordance with the instructions on it; and

(e) bring the completed and signed form with them to the relevant meeting.

9. **Further information**

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Scheme Booklet.

Dated 26 September 2003

By Order of the Board
Philip S. Leggo
Secretary

Appendix F

Notice of Scheme Meeting

Appendix to Scheme Booklet

Village Roadshow Limited

ACN 010 672 054
(Incorporated in Queensland)

Registered Office: Pacific Motorway Oxenford, Queensland 4210

Notice of Scheme Meeting

Notice is given that, by an order of the Supreme Court of Victoria made on 26 September 2003 under section 411(1) of the Act, the Court has directed that a meeting of Preference Shareholders be held promptly following the conclusion of the General Meeting.

The General Meeting will be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time on Monday, 3 November 2003 and is expected to run for approximately 30 minutes.

The Scheme Meeting will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane.

All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Scheme Meeting are admitted to the room.

The Court has directed that Mr Robert George Kirby or, failing him, Mr Graham William Burke act as Chairman of the meeting (unless the members at the meeting elect some other person to act as Chairman of the meeting) and has directed the Chairman to report the result of the meeting to the Court.

1. Defined terms

In this notice of meeting:

(a) **Scheme Booklet** means the Scheme Booklet issued by the Company and dated 26 September 2003; and

(b) terms have the same meaning as in the Scheme Booklet.

2. Resolution

The purpose of the meeting is to consider and, if thought fit, pass the following resolution:

'That, conditional on the resolutions to be put to the General Meeting having been passed at the General Meeting, the Scheme is approved (with or without modification as approved by the Court).'

3. Attendance and voting

Only Preference Shareholders are entitled to attend and vote at the Scheme Meeting.

4. Directors' recommendations and voting

The Directors unanimously recommend that Preference Shareholders vote in favour of the resolution.

The reasons the Directors have made the above recommendations include those set out in **sections 5.5** to **5.8** inclusive of the Scheme Booklet.

Each Director who is entitled to vote on the resolution intends to vote in favour of the resolution.

5. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

6. Voting in person or by attorney

Preference Shareholders or their attorneys wishing to vote in person should attend the meeting.

Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted.

Unless previously noted by the Registrar, Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

7. Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on 1 November 2003 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Shareholders may appoint either 1 or 2 persons as their proxies to attend and vote on their behalf. However, if more than one proxy is appointed:

(d) neither appointment will be effective unless each proxy is appointed to represent a specified proportion of the Shareholder's voting rights; and

(e) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors.

The Chairman of the meeting intends to vote all undirected proxies in favour of the resolution to be voted on at the meeting.

8. Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(f) obtain an appointment of corporate representative form from the Registrar;

(g) complete and sign the form in accordance with the instructions on it; and

(h) bring the completed and signed form with them to the relevant meeting.

9. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Scheme Booklet.

Dated 26 September 2003

By Order of the Court
Philip S, Leggo
Secretary

Appendix G

Nominee Deed Poll

Appendix to Scheme Booklet

Nominee Deed Poll

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

by Computershare Clearing Pty Limited ACN 063 826 228 (**Nominee**)

in favour of VRL and Foreign Preference Shareholders

1. Background

(a) The Court will be asked to approve the Scheme.

(b) The Board has appointed Nominee as contemplated under clause 6(a) of the Scheme to do the things contemplated under clause 6(b) of the Scheme.

(c) Nominee has undertaken under this deed poll in favour of VRL and Foreign Preference Shareholders to do the things contemplated under clause 6(b) of the Scheme.

2. Defined terms & interpretation

In this deed poll:

(a) **Scheme** means the scheme of arrangement the Court will be asked to approve under section 411 of the Act between VRL and its Preference Shareholders under which VRL will Buy-Back each Preference Share on issue for $1.25 cents cash, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note; and

(b) terms have the same meaning as in the Scheme.

3. Operative provision

Conditional on Scheme Lodgment and subject to clauses 6(d) to (f) of the Scheme inclusive, Nominee, by way of deed poll in favour of VRL and each Foreign Preference Shareholder:

(a) accepts its appointment by the Board under clause 6(a) of the Scheme;

(b) agrees to:

  (i) the issue to it in accordance with clause 6(a) of the Scheme of Unsecured Notes which would have been issued to each Foreign Preference Shareholder under the Scheme:

  (ii) hold such Unsecured Notes on trust for the Foreign Preference Shareholder; and

  (iii) be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes; and

(c) undertakes to do the things contemplated under clause 6(b) of the Scheme as things to be done by the Nominee.

4. General

(a) Should the Court approve the Scheme subject to any alterations or conditions, Nominee agrees by way of deed poll in favour of VRL and each Foreign Preference that its obligations under this deed poll will be modified accordingly.

(b) Where a notice, transfer, transmission application, direction or other communication is sent to Nominee in connection with this deed poll, it shall be deemed to be received when it is actually received by Nominee at its registered office.

(c) This deed poll is governed by the laws of Victoria.

EXECUTED as a deed poll

Dated: ..22nd......September 2003

Signed, sealed and **delivered** by **Nominee**
in the presence of

[signature]	[signature]
Signature of ~~director~~	Signature ~~of director~~/company secretary (Please delete as applicable)
H. GIDLEY-BAIRD	MARIA JONES
Name of director (print)	Name of ~~director~~/company secretary (print)

MEL4_777527_1 (W97)

Appendix H

ESP Deed Poll

Appendix to Scheme Booklet

ESP Deed Poll

By Computershare Clearing Pty Limited ACN 063 826 228 (**Nominee**)

in favour of VRL and ESP Shareholders

1. Background

(a) The Court will be asked to approve the Scheme.

(b) The Nominee has undertaken under this deed poll in favour of VRL and ESP Shareholders to do the things contemplated under clause 7(b) of the Scheme.

2. Defined terms & interpretation

In this deed poll:

(a) **Scheme** means the scheme of arrangement the Court will be asked to approve under section 411 of the Act between VRL and its Preference Shareholders under which VRL will Buy-Back each Preference Share on issue for $1.25 cents cash, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note; and

(b) terms have the same meaning as in the Scheme.

3. Operative provision

Conditional on Scheme Lodgment and subject to clauses 7(c) and (d) of the Scheme, the Nominee, by way of deed poll in favour of VRL and each ESP Shareholder:

(a) agrees to:

(i) the Buy-Back Consideration which would have been provided to each ESP Shareholder under the Scheme being provided to it;

(ii) the Unsecured Notes which would have been issued to each ESP Shareholder under the Scheme being issued to it;

(iii) hold such Buy-Back Consideration and Unsecured Notes on trust for the ESP Shareholder subject to the terms of the ESPs; and

(iv) be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes; and

(b) undertakes to do the things contemplated under clause 7(b) of the Scheme as things to be done by the Nominee.

4. General

(a) Should the Court approve the Scheme subject to any alterations or conditions, the Nominee agrees by way of deed poll in favour of VRL and each ESP Shareholder that its obligations under this deed poll will be modified accordingly.

(b) Where a notice, transfer, transmission application, direction or other communication is sent to the Nominee in connection with this deed poll, it shall be deemed to be received when it is actually received by the Nominee at its registered office.

(c) This deed poll is governed by the laws of Victoria.

EXECUTED as a deed poll

Dated: ..22nd.......September 2003

Signed, sealed and **delivered** by **the Nominee** in the presence of

[signature] ←	[signature] ←
Signature ~~of director~~	Signature ~~of director~~/company secretary (Please delete as applicable)
H. GIDLEY-BAIRD	MARTIN JONES
Name of director (print)	Name of ~~director~~/company secretary (print)

Shaun Driscoll

VRL 405

From: ASX.Online@asx.com.au
Sent: 30 September 2003 11:57
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

82364.pdf (165 KB)

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASX confirms the release to the market of Doc ID: 82364 as follows:
Release Time: 30-Sep-2003 11:56:22
ASX Code: VRL
File Name: 82364.pdf
Your Announcement Title: Foreign Preference Shareholder determination

03 OCT 21

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 September 2003

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
PREFERENCE SCHEME
DIRECTORS DETERMINE "FOREIGN PREFERENCE SHAREHOLDER"

The Directors of Village Roadshow Limited have determined that, under the proposed Scheme of Arrangement relating to the buy back of the Company's A Class Preference Share, a "Foreign Preference Shareholder" shall be the holder of A Class Preference Shares in VRL whose address as noted on the Company's register of members is outside Australia and outside each of the following countries:

- New Zealand
- United Kingdom
- Belgium
- Czech Republic
- Denmark
- France
- Greece
- Hong Kong
- Indonesia
- United Arab Emirates.

This means that a Shareholder with an address on the Company's register of members other than Australia or those countries listed above will be deemed to be a "Foreign Preference Shareholder" for the purposes of the Scheme of Arrangement.

Background

Under the terms of the proposed Scheme of Arrangement, a "Foreign Preference Shareholder" is a holder of A Class Preference Shares ("Preference Shareholder") whose address as noted on the register of members is outside Australia and in respect of whom the Directors have determined that it would be unreasonable for VRL to comply with the laws of the jurisdiction where the Preference Shareholder resides to enable it to offer and issue the Unsecured Notes under the Scheme to that Preference Shareholder.

Any Unsecured Note which would otherwise be issued to a Foreign Preference Shareholder under the Scheme will be issued to the nominee appointed by the Board pursuant to the Scheme, Computershare Clearing Pty Limited ("Nominee").

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

The Nominee will as soon as practical sell the Unsecured Notes issued to it and distribute to the Foreign Preference Shareholder their proportion of the cash proceeds of the sale of the Unsecured Notes, after deducting the costs and expenses of the sale and of their appointment and any taxation.

Full details of the Scheme and the provisions relating to a Foreign Preference Shareholder are set out in the Scheme Booklet dated 26 September 2003, which was released to ASX on Friday 26 September 2003 and is expected to be dispatched to shareholders on 3 October 2003.

Shaun Driscoll VRL 406

From:	ASX.Online@asx.com.au
Sent:	1 October 2003 10:01
To:	Shaun Driscoll
Subject:	VRL - ASX Online e-Lodgement - Confirmation of Release

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

83283.pdf (344 KB)

ASX confirms the release to the market of Doc ID: 83283 as follows:
Release Time: 01-Oct-2003 10:01:00
ASX Code: VRL
File Name: 83283.pdf
Your Announcement Title: 3C - Buy-back Scheme of Arrangement

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ACN
Village Roadshow Limited	**010 672 054**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**Selective buy-back under a scheme of arrangement pursuant to section 411 of the Corporations Act between the Company and the holders of it's A Class Preference Shares (Preference Shares).** **The Company has given to ASX an explanatory statement in respect of the proposal ('Scheme Booklet')** **The Scheme Booklet is also available on the Company's website: www.villageroadshow.com.au**
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	**Preference Shares**
3	Voting rights *(eg, one for one)*	**As set out in Section 12 of the Scheme Booklet.**
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	**Fully paid.**
5	Number of shares in the +class on issue	**250,215,147**
6	Whether shareholder approval is required for buy-back	**Various shareholder approvals are required. These are described in section 5.2 of the Scheme Booklet.**

+ See chapter 19 for defined terms.

7	Reason for buy-back	**Discussed in sections 5.5 and 5.6 of the Scheme Booklet.**
8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	**Full information is contained in the Scheme Booklet.**

On-market buy-back

9	Name of broker who will act on the company's behalf	**N/A**
10	Deleted 30/9/2001.	**N/A**
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	**N/A**
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	**N/A**
13	If the company intends to buy back shares if conditions are met - those conditions	**N/A**

Employee share scheme buy-back

14	Number of shares proposed to be bought back	**N/A**
15	Price to be offered for shares	**N/A**

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	**All holders of Preference Shares**
17	Number of shares proposed to be bought back	**250,215,147**

18	Price to be offered for shares	**The consideration will be $1.25 in cash for every Preference Share bought back. Out of every $1.25, $0.25 will be paid in cash and $1 will be applied under the scheme on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1. Details regarding the Unsecured Notes are set out in section 11 of the Scheme Booklet.**

Equal access scheme

19	Percentage of shares proposed to be bought back	
20	Total number of shares proposed to be bought back if all offers are accepted	
21	Price to be offered for shares	
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Company Secretary) Date: 1 October 2003.

Print name: SHAUN L. DRISCOLL.

== == == == ==

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ACN
Village Roadshow Limited	**010 672 054**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**Selective buy-back under a scheme of arrangement pursuant to section 411 of the Corporations Act between the Company and the holders of it's A Class Preference Shares (Preference Shares).** **The Company has given to ASX an explanatory statement in respect of the proposal ('Scheme Booklet')** **The Scheme Booklet is also available on the Company's website: www.villageroadshow.com.au**
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	**Preference Shares**
3	Voting rights *(eg, one for one)*	**As set out in Section 12 of the Scheme Booklet.**
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	**Fully paid.**
5	Number of shares in the +class on issue	**250,215,147**
6	Whether shareholder approval is required for buy-back	**Various shareholder approvals are required. These are described in section 5.2 of the Scheme Booklet.**

+ See chapter 19 for defined terms.

7	Reason for buy-back	**Discussed in sections 5.5 and 5.6 of the Scheme Booklet.**
8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	**Full information is contained in the Scheme Booklet.**

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	**All holders of Preference Shares**

17	Number of shares proposed to be bought back	**250,215,147**
18	Price to be offered for shares	**The consideration will be $1.25 in cash for every Preference Share bought back. Out of every $1.25, $0.25 will be paid in cash and $1 will be applied under the scheme on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1. Details regarding the Unsecured Notes are set out in section 11 of the Scheme Booklet.**

Equal access scheme

19	Percentage of shares proposed to be bought back	
20	Total number of shares proposed to be bought back if all offers are accepted	
21	Price to be offered for shares	
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1 October 2003.
(Company Secretary)

Print name: SHAUN L. DRISCOLL.

== == == == ==

+ See chapter 19 for defined terms.

Shaun Driscoll VRL 407

From: ASX.Online@asx.com.au
Sent: 1 October 2003 10:45
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

83317.pdf (126 KB)

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASX confirms the release to the market of Doc ID: 83317 as follows:
Release Time: 01-Oct-2003 10:44:45
ASX Code: VRL
File Name: 83317.pdf
Your Announcement Title: Record Date for Shareholder Discount Plan

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

1 October 2003

SHAREHOLDER DISCOUNT PLAN ENTITLEMENTS

The Directors of Village Roadshow Limited ("VRL") advise that Australian registered shareholders with 500 or more Ordinary or A Class Preference shares as at 5 p.m. at Record Date of 20 October 2003 will be entitled to receive the 2004 Shareholder Benefits booklet of vouchers (the "Discount Plan"). This Discount Plan booklet of vouchers will be mailed to shareholders together with the VRL Annual Report and Notice of Annual General Meeting on approximately 24 October 2003.

The Directors advise further that it is currently intended that the rules for entitlement to the Discount Plan remain substantially the same for the next 3 years. Should the recently announced Scheme of Arrangement be implemented, Australian registered holders of a minimum of 500 Unsecured Notes or 500 Ordinary Shares (or a combination thereof) would continue to be entitled to participate in the Discount Plan.

For details of the Discount Plan, visit www.villageroadshow.com.au and go to the 'Shareholder Benefits' section.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Shaun Driscoll VRL 408

From: ASX.Online@asx.com.au
Sent: 3 October 2003 3:03
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

84039.pdf (2 MB)

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

```
ASX confirms the release to the market of Doc ID: 84039 as follows:
Release Time: 03-Oct-2003  15:02:46
ASX Code: VRL
File Name: 84039.pdf
Your Announcement Title: Change of Director s Interest Notice x 3
```

03 OCT 21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	8 AUGUST 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 SEPTEMBER 2003 TO 2 OCTOBER 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,920,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167				
	-167		1-Oct-03	$1.11	
		0			
Wathroad Pty Ltd	100,000				Director and shareholder of Wathroad Pty Ltd
	-100,000		2-Oct-03	$1.11	
		0			
Village Roadshow Corporation Ltd	6,906				Director and shareholder of Village Roadshow Corporation Ltd
	-6,906		1-Oct-03	$1.11	
		0			
First Gatoom Pty Ltd	300,000				Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
	-36,600		30-Sep-03	$1.11	
	-263,400		1-Oct-03	$1.11	
		0			
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director:	ROBERT GEORGE KIRBY
Name of Company:	AUSTEREO GROUP LIMITED
Name and Type of Security:	ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	8 AUGUST 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 SEPTEMBER 2003 TO 1 OCTOBER 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906				Director and shareholder of Village Roadshow Corporation Ltd
	-6,906		1-Oct-03	$1.11	
		0			
First Gatoom Pty Ltd	300,000				Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
	-36,600		30-Sep-03	$1.11	
	-263,400		1-Oct-03	$1.11	
		0			
TOTAL		**0**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,706**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIPRY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	8 AUGUST 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 SEPTEMBER 2003 TO 1 OCTOBER 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400				
	45,000		30-Sep-03	$1.45	
	15,000		1-Oct-03	$1.46	
		62,400			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,882,217**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400				
	-1,390,400		30-Sep-03	$1.11	
		0			
Village Roadshow Corporation Ltd	6,906				Director and shareholder of Village Roadshow Corporation Ltd
	-6,906		1-Oct-03	$1.11	
		0			
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director:	GRAHAM WILLI'"M BURKE
Name of Company:	AUSTEREO GRUUP LIMITED
Name and Type of Security:	ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director:	GRAHAM WILLIAM BURKE
Name of Company:	VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security:	ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VRL 409

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 3 October 2003 7:12
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 84159 as follows:
Release Time: 03-Oct-2003 19:11:13
ASX Code: VRL
File Name: 84159.pdf
Your Announcement Title: Mail out of Scheme Booklet & proxies

03 OCT 21

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

3 October 2003

Village Roadshow Dispatches Scheme Booklet in Relation to Proposed Scheme of Arrangement to Buy Back all A Class Preference Shares

Village Roadshow today dispatched the Scheme Booklet to all Ordinary and Preference shareholders in respect of the proposed Scheme of Arrangement to Buy Back all of the Company's A Class Preference Shares.

The Independent Expert, Grant Samuel, has concluded that the Scheme is in the best interests of Preference shareholders because they are likely to be better off if the Scheme proceeds than if it does not.

The Directors have unanimously recommended that:

- Ordinary shareholders vote in favour of the Buy-Back and Constitution Modifications; and
- Preference shareholders vote in favour of the Scheme.

The General Meeting is scheduled to be held on 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2 p.m. Brisbane time and is expected to run for approximately 30 minutes.

The Scheme Meeting will commence promptly following the conclusion of the General Meeting and will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane.

Shareholders should contact the shareholder information line on 1300 300 279 if they have any questions in relation to the Scheme Booklet, or do not receive a copy of the Scheme Booklet.

The following documents forwarded to shareholders are attached:

1. Chairman's covering letter to shareholders;
2. Ordinary and/or Preference Proxy form (as appropriate);
3. Printed Scheme Booklet;
4. New Zealand Investment Statement (as appropriate).

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000. Box 1411M, GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD. 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC. 3141. PO Box 2275, Prahran, VIC. 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Appendix E to the Scheme Booklet contains the Notice of General Meeting for Ordinary Shareholders which will commence at 2.00pm on Monday 3 November, 2003 at the Presidential Room, 2nd Floor, Carlton Crest Hotel, King George Square, Brisbane.

This General Meeting will be immediately followed by a Scheme Meeting for Preference Shareholders and this Notice of Meeting is contained in Appendix F to the Scheme Booklet.

Please ensure you exercise your right to vote, either by attending the meetings in person or by completing, signing and returning the enclosed proxy form to VRL's Share Registry. If you are attending the meeting, **please bring your bar coded proxy form** with you to assist in shareholder identification and registration.

There is a significant volume of information in the attached Scheme Booklet. If you have any questions about the proposal, please call our *Information Line* on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia).

Yours sincerely

ROBERT KIRBY
Chairman

KEY DATES*

Close-off for receipt of Proxies	7pm, 1 November 2003
General Meeting for Ordinary shareholders	2pm, 3 November 2003
Scheme Meeting for Preference shareholders	Promptly after conclusion of General Meeting, 3 November 2003
Record Date for Buy-Back of all Preference Shares	7pm, 17 November 2003
Unsecured Notes allotted and cheques dispatched	24 November 2003
Annual General Meeting	9am, 28 November 2003 (at Roxy Cinema, Warner Bros. Movie World, Oxenford, Queensland)
First six-monthly interest cheques dispatched	24 May 2004

* The timetable below is indicative only. The Company may vary any or all of the dates and times without notice.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

26 September 2003

Dear Shareholder

I enclose your Scheme Booklet relating to the proposed Scheme of Arrangement with Preference Shareholders of Village Roadshow Ltd ("VRL").

The Directors consider that the Scheme of Arrangement is in the best interests of all Shareholders and unanimously recommend that Shareholders vote in favour of the resolutions.

Our recommendation is made after taking into account the Independent Expert's Report prepared by Grant Samuel & Associates. Grant Samuel conclude in their report that the proposed **Scheme of Arrangement is in the best interests of Preference Shareholders because they are likely to be better off if it proceeds than if it does not.**

Directors also unanimously consider the proposal is in the interests of Ordinary Shareholders.

The proposal is for all Preference Shares be bought back for $1.25 for each Preference Share held. Once approved, Preference Shareholders will receive 25 cents in cash, with the remaining $1.00 being applied to acquire one Unsecured Note with an initial face value of $1.00 which will be repaid to Noteholders over 3 years. Under the current timetable, both the cash and Unsecured Notes should be received by (approximately) end of November 2003.

In addition, the face value of the Unsecured Notes will be repaid by way of three annual instalments payable in cash to the Noteholder. On the first and second anniversary of the issue date, Noteholders will receive 33 cents cash for each Note held. On the third anniversary they will receive the remaining 34 cents for each Note held and the Notes will be subsequently cancelled.

Interest will be payable on the outstanding face value of the Unsecured Notes six monthly in arrears at the rate of 10% per annum.

The rules for entitlement to the Shareholder Discount Plan will remain substantially the same for the next 3 years. Should the Scheme of Arrangement be implemented, Australian registered holders of a minimum of 500 Unsecured Notes or 500 Ordinary Shares (or a combination thereof) would continue to be entitled to participate in the Shareholder Discount Plan.

The enclosed Scheme Booklet contains the Directors' recommendations, the Independent Expert's Report, Scheme details and the Notices of Meeting.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VOTING ELIGIBILITY AND PROCEDURES

1. Any person who is registered as an A Class Preference Shareholder at 7.00pm on Saturday 1 November 2003 may attend and vote at the meeting.

2. If you are unable to attend the meeting, you may appoint a proxy to attend and vote at the meeting on your behalf. See the section below headed "Appointment of Proxies".

3. If you are an A Class Preference Shareholder attending the meeting, **please bring your bar coded Proxy Form** to assist in shareholder identification and registration.

4. **Only A Class Preference Shareholders may attend and vote at the meeting.** Ordinary Shareholders who are not also A Class Preference Shareholders may not attend or vote at the meeting. Any votes cast by an Ordinary Shareholder who is not also an A Class Preference Shareholder will be disregarded for the purpose of determining the result of the resolution.

5. On a show of hands each A Class Preference Shareholder present in person or by proxy, representative or attorney is entitled to one vote.

6. On a poll every A Class Preference Shareholder present in person or by proxy, representative or attorney has one vote for every A Class Preference Share held.

APPOINTMENT OF PROXIES

1. Each A Class Preference Shareholder entitled to attend and vote at the meeting is entitled to appoint no more than 2 persons as their proxy or proxies to attend and vote at the meeting on their behalf. If more than one proxy is appointed, neither appointment is effective unless each proxy is appointed to represent a specified proportion of the member's voting rights. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but each may vote on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the *Corporations Act 2001* or signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your A Class Preference Shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, your proxy may vote as he or she sees fit.

7. If the proxy is signed by the A Class Preference Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more directors. The Chairman of the Meeting intends to vote all undirected proxies in favour of the resolution.

8. To be valid, this proxy form must be completed and deposited so that it is **received not later than 7.00 pm Melbourne Time on Saturday 1 November 2003.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001 Or by facsimile: +613 9473 2555

General Meeting Ordinary Shares

Proxy Form

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Securityholder Reference Number (SRN)

ASX

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the General Meeting hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Village Roadshow Limited to be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane on Monday 3 November 2003 at 2.00pm and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	Approval of the Buy-Back and the terms of any Buy-Back Agreements entered into under the Buy-Back.			
Resolution 2	Approval of the modification to the Constitution, conditional on all Preference Shares being bought back under the Buy-Back.			

The Chairman of the Meeting intends to vote all undirected proxies in favour of the resolutions.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on that item and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] You *must* state the percentage of your voting rights or the number of Ordinary Shares for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date ___ / ___ /

VOTING ELIGIBILITY AND PROCEDURES

1. If you do not hold Ordinary Share you cannot vote on either resolution at the General Meeting.
2. The following persons can vote on resolution 1 - Ordinary Shareholders who are not: (a) also registered as holders of A Class Preference Shareholder at 7.00pm on Saturday 1 November 2003 (**'Preference Shareholders'**); or (b) associates (within the meaning of that term in the Corporations Act 2001 (Cth)) of A Class Preference Shareholders.
3. Any votes cast on resolution 1 by an Ordinary Shareholder who is also a Preference Shareholder or an associate of a Preference Shareholder will be disregarded for the purposes of determining the outcome of the resolution.
4. The following persons can vote on resolution 2 - All Ordinary Shareholders, even if they are also Preference Shareholders or associates of Preference Shareholders.
5. If a person is entitled to vote on a resolution but is unable to attend the meeting, the person may appoint a proxy to attend the meeting on the person's behalf. See the section below headed 'Appointment of Proxy'.
6. If you are attending the meeting, **please bring your bar coded Proxy Form** to assist in shareholder identification and registration.
7. On a show of hands each person entitled to vote on a resolution present in person, by proxy, representative or attorney is entitled to one vote.
8. On a poll each person entitled to vote present in person, by proxy, representative or attorney is entitled to one vote for every Ordinary Share held.

APPOINTMENT OF PROXIES

1. Each Ordinary Shareholder is entitled to appoint no more than 2 persons as their proxy or proxies to attend and vote at the meeting on their behalf. If more than one proxy is appointed, neither appointment is effective unless each proxy is appointed to represent a specified proportion of the member's voting rights. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but each may vote on a poll.
2. A proxy need not be a member of the Company.
3. In the case of joint holders all should sign the proxy form.
4. In the case of corporations, proxies must be executed in accordance with Section 127 of the *Corporations Act 2001* or signed by an authorised officer or attorney.
5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.
6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your Ordinary Shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, your proxy may vote as he or she sees fit.
7. If the proxy is signed by the Ordinary Shareholder who is not also a Preference Shareholder or an associate of a Preference Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more directors. The Chairman of the Meeting intends to vote all undirected proxies in favour of the resolutions.
8. To be valid, this proxy form must be completed and deposited so that it is **received not later than 7.00 pm Melbourne Time on Saturday 1 November 2003.** Completed proxy forms can be lodged at:

The Company's share registry:
using the reply paid envelope provided - Computershare Investor Services Pty Limited Reply Paid 242, Melbourne, Victoria 3001 Or by facsimile: +613 9473 2555

Scheme Meeting A Class Preference Shares

Proxy Form

Village Roadshow Limited
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 302 106
(outside Australia) 61 2 9240 7460
Facsimile 61 3 9473 2555
www.computershare.com

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASX

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote at the Scheme Meeting hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Scheme Meeting of Village Roadshow Limited to be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane on Monday 3 November 2003, immediately following the conclusion of the General Meeting which begins at 2.00pm and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	That, conditional on the resolutions to be put to the General Meeting having been passed at the General Meeting, the Scheme is approved (with or without modification as approved by the Court).			

The Chairman of the Meeting intends to vote all undirected proxies in favour of the resolution.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on that item and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR**

You *must* state the percentage of your voting rights or the number of A Class Preference Shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name

Contact Daytime Telephone

Date / /

VRL 5PR 004847V_007ABF

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

NEW ZEALAND INVESTMENT STATEMENT in relation to an OFFER OF UNSECURED NOTES PURSUANT TO A SCHEME OF ARRANGEMENT

Prepared as at 26 September 2003

The Unsecured Notes described in this document are offered to holders of A Class Preference Shares as part of the consideration to be received by such persons under a proposed Scheme of Arrangement between Village Roadshow Limited and such holders.

This document is important and requires your immediate attention. If you do not understand or are in any doubt as to how to deal with this document, you should contact your sharebroker, solicitor, accountant or other professional adviser immediately.

THIS DOCUMENT SHOULD BE READ IN CONJUNCTION WITH THE SCHEME BOOKLET

INDEX PAGE

NEW ZEALAND INVESTMENT STATEMENT DATED 26 September 2003
for the purpose of the New Zealand Securities Act 1978

IMPORTANT INFORMATION

(The information in this section is required under the New Zealand Securities Act 1978)

Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

Choosing an investment

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below:

In addition to the information in this New Zealand Investment Statement, important information can be found in the Scheme Booklet, a copy of which was sent to you with this Investment Statement.

Choosing an investment adviser

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

- whether the adviser gives advice only about particular types of investments; and
- whether the advice is limited to the investments offered by one or more particular financial organisations; and
- whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within 5 working days of your request. You must make the request at the time the advice is given or within one month of receiving the advice.

In addition:

- if an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- if an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

Exemption from application of the New Zealand Securities Act 1978. This Investment Statement is prepared, and the offer of Unsecured Notes in Village Roadshow Limited is made, in accordance with the provisions of the Securities Act (Overseas Companies) Exemption Notice 2002.

1. WHAT SORT OF INVESTMENT IS THIS?

You are being offered the opportunity to receive Unsecured Notes as part of a scheme of arrangement ("Scheme") involving the buy-back of A Class Preference Shares in Village Roadshow Limited ("VRL").

An application will be made for the Unsecured Notes to be listed on the Australian Stock Exchange and all the requirements of the ASX relating thereto that can be complied with on or before the date of this New Zealand Investment Statement have been duly complied with. The ASX does not take any responsibility for any statement or the contents of this New Zealand Investment Statement.

Further details about the Offer can be found in the Scheme Booklet. Details about the Scheme can be found in the Scheme Booklet. You should read the Scheme Booklet in its entirety.

Basic terms

Under the Scheme, A Class Shareholders will receive one Unsecured Note (with an issue price of A$1) and cash of A$0.25 as consideration for each A Class Preference Share held by them.

The term of the Unsecured Notes is 3 years.

The principal outstanding on each Unsecured Note will initially be A$1, but will reduce (repaid) by A$0.33 on each of the first and second anniversaries of the Issue Date. These principal amounts will be paid to Unsecured Note holders within 14 days of each such anniversary.

The Unsecured Notes mature on the third anniversary of their Issue Date. VRL will redeem any outstanding Unsecured Notes on maturity at a price equal to the principal then outstanding on the Unsecured Note (that is, A$0.34).

VRL must pay interest on the principal outstanding of each Unsecured Note at a rate of 10% per annum. Interest accrues daily (non-compounding) on each Unsecured Note from its Issue Date until it is redeemed, purchased by VRL, or its holder issues a conversion notice, whichever is the earlier. Interest is due and payable in arrears on each six month and one year anniversary of the Issue Date and when the Unsecured Note is redeemed, purchased or converted.

If a payment of interest is overdue more than 30 Business Days ("Overdue Interest") or any principal due on the Unsecured Notes is not paid when due, the interest rate will increase to 15% ("Default Rate") for so long as any Unsecured Notes remain outstanding. On demand, VRL must pay an Unsecured Note holder any such Overdue Interest. Overdue Interest will be compounded at intervals of 6 months, bearing interest at the default rate.

Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal.

Subordination

Unsecured Notes rank in priority to all shares (including Preference Shares) if VRL is wound up. While they remain outstanding, interest payable on Unsecured Notes will be paid in priority to share dividends and capital and, if interest is overdue more than 30 Business Days, will rank equally with all unsubordinated unsecured liabilities of VRL.

The rights of the Unsecured Note holders (other than in relation to interest overdue more than 30 Business Days ("Unsubordinated Note Debt")) are, however, subordinated to VRL's other creditors, including the PRIDES. If VRL is wound up, the Unsecured Notes will rank behind all amounts owing to its secured, unsecured and other subordinated creditors ("Senior Debt").

If at any time any part of the Senior Debt (other than those creditors disputed by VRL in good faith) is overdue (other than unsecured trade creditors within their payment terms), Unsecured Note holders and the Trustee will not be entitled to:

- be paid any amounts other than Unsubordinated Note Debt owing in respect of an Unsecured Note;

- accelerate, demand or bring proceedings in relation to payment of those amounts, including by passing any resolution or giving any direction under the Unsecured Notes Trust Deed;
- take any action to appoint an external administrator or wind up VRL in relation to those amounts; or
- set off or combine accounts in relation to those amounts.

However, if VRL does pay any amounts owing, Unsecured Note holders will be regarded as entitled to keep such payments.

Contingent conversion right

An Unsecured Note holder may convert all (but not some) of its Unsecured Notes into Preference Shares by delivering a notice to VRL's Unsecured Note registry during the 15 Business Days after a Conversion Event occurs. If it issues a conversion notice, the holder consents to a holding lock (or similar restriction on transfer) being placed on its Unsecured Notes from the date of the notice.

A Conversion Event occurs if VRL does not pay:

(a) interest, within 30 Business Days of it being due; or
(b) any part of the principal outstanding when due for payment.

A Conversion Event, however, does not occur if VRL fails or refuses to pay an amount:

(a) as a result of force majeure;
(b) to comply with the law or a court order; or
(c) due to a failure or difficulty in the banking or computer system used by VRL which lasts more than 15 Business Days.

VRL can be deemed to have paid an amount despite, for example, a cheque being unclaimed or unpresented; electronic funds transfer being rejected; or an administrative error.

When do they convert?

Unsecured Notes the subject of a conversion notice will convert 20 Business Days after the relevant Conversion Event occurs. The Preference Shares will be issued within 3 Business Days after the conversion date. VRL will make reasonable endeavours to have these shares quoted on ASX but this is not guaranteed and VRL may not apply for quotation, for example, if it reasonably believes that it cannot quote the resulting Preference Shares on ASX without breaching a representation to ASX or the law.

How many Preference Shares can an Unsecured Note be converted into?

The number of Preference Shares to be issued on conversion is equal to the sum of the products of each Unsecured Note the subject of the relevant conversion notice multiplied by its 'conversion ratio' (see below). Where the total number of Preference Shares to be issued, includes a fraction, that fraction will be disregarded.

By giving a conversion notice, an Unsecured Note holder directs VRL to take all accrued interest in relation to the Unsecured Notes being converted on the conversion date ("Overdue Interest Amount") into account in determining the conversion ratio. Before it is taken into account in determining the conversion ratio, the Overdue Interest Amount will be adjusted so that any overdue interest will be taken into account at the Default Rate.

Consequently, VRL is deemed to have paid the Overdue Interest Amount on the conversion date and its obligation to pay any interest or principal amounts in relation to the Unsecured Note ceases.

What is the conversion ratio?

The conversion ratio for an Unsecured Note at any given time is the sum of the principal outstanding and all accrued interest (including Overdue Interest) in relation to the Unsecured Note divided by A$1.

Rights attaching to Preference Shares

The rights attaching to the Preference Shares are also set out in the Constitution, a copy of which can be downloaded from VRL's website at www.villageroadshow.com.au or which is available on request from the VRL Information Line.

Transferability within 12 months

If the issue of Preference Shares on conversion of Unsecured Notes attracts the operation of section 707(3) of the Act, a sale of the Preference Shares within 12 months of their issue would require disclosure under Part 6D.2 of the Act (for example, under a prospectus) unless an exemption under section 708 of the Act applied or the shares are offered for sale to offerees who are not in Australia when they receive the offer.

However, VRL is of the view that:

(a) the fact that VRL will not issue Preference Shares on conversion of Unsecured Notes for the purpose of Unsecured Note holders selling or transferring the Preference Shares; and

(b) the operation of Categories 7 and 9 in Schedule C to ASIC Class Order 02/1180,

will have the effect that a sale of Preference Shares issued on conversion of Unsecured Notes should not attract the operation of section 707(3) of the Act.

Investors must make their own enquiries and seek their own advice in relation to this issue.

Repayment of Outstanding Debt

Unsecured Note holders will have the right to seek repayment of the principal outstanding of their outstanding Unsecured Notes if an event of default occurs. Such events include where:

- VRL is placed in liquidation or wound up;
- without the approval of a special resolution of Unsecured Note holders, an amalgamation or reconstruction of VRL occurs which adversely affects the rights of the Unsecured Note holders under the Unsecured Notes Trust Deed or the Conditions;
- without the approval of a special resolution of Unsecured Note holders, VRL changes the rights attaching to Preference Shares; or
- certain changes of control of VRL occur which are not agreed to by special resolution of Unsecured Note holders.

Other Rights and Restrictions

VRL must not pay a dividend or make a return of capital or any other distribution to shareholders while any interest payment or principal repayment on the Unsecured Notes is overdue.

The Unsecured Notes carry no participation rights in VRL.

The Unsecured Notes carry no rights to vote at VRL's general meetings.

An Australian resident Unsecured Note holder will be entitled to participate in the Shareholder Discount Plan if the Unsecured Note holder holds 500 Unsecured Notes or 500 Ordinary Shares or a combination of 500 Unsecured Notes and Ordinary Shares.

Information regarding the Shareholders Discount Plan is contained on VRL's website: www.villageroadshow.com.au.

You should note that the Board has absolute discretion to discontinue or change the Shareholder Discount Plan at any time without notice.

2. WHO IS INVOLVED IN PROVIDING IT FOR ME?

(a) The Issuer

The Offer of Unsecured Notes is being made by Village Roadshow Limited, whose registered office is Pacific Motorway, Oxenford Queensland 4210.

VRL is an Australian public company with both Ordinary Shares and Preference Shares quoted on the ASX. The Company was listed on the ASX in 1986 as De Laurentiis Entertainment Limited and changed its name to Village Roadshow Limited in September 1988.

Since listing, VRL has developed into a global company that owns and operates a portfolio of complementary media and entertainment businesses. VRL, through its various divisions has subsidiaries with operations in Australia, New Zealand, Fiji, Mauritius, United States of America, British Virgin Islands, Singapore, Malaysia, Taiwan, Hong Kong, United Kingdom, Guernsey, Germany, Netherlands, Greece, Italy, Luxembourg, Hungary, Czech Republic, Austria and Argentina.

Further information about VRL can be found in the Scheme Booklet.

VRL can be contacted in New Zealand:

c/- Minter Ellison Rudd Watts
Lawyers
125 The Terrace
PO Box 2793
Wellington
Telephone: (04) 498 5000
Facsimile: (04) 498 5001

Following the Buy-Back, VRL will have two classes of securities quoted on the ASX, Ordinary Shares and Unsecured Notes.

If the Scheme is approved, 250,215,147 Preference Shares will be bought back and cancelled and approximately 250,215,147 Unsecured Notes will be issued.

Further information about the Scheme is contained in the Scheme Booklet.

The Trustee appointed as the Trustee for the Unsecured Note holders is Permanent Trustee Company Limited ACN 000 000 993.

Further information regarding the Trustee is contained in the Scheme Booklet.

3. HOW MUCH DO I PAY?

The issue price of the Unsecured Note is A$1 each. This is part of the total consideration payable under the Scheme. The consideration for the Buy-Back will be A$1.25 in cash for every Preference Share held by each shareholder (**Buy-Back Consideration**). Out of every A$1.25 of Buy-Back Consideration, A$0.25 will be paid in cash and A$1 will be applied under the Scheme to acquire 1 Unsecured Note with an initial value of A$1.

4. WHAT ARE THE CHARGES?

There are no charges payable by you. The only amount you pay is the payment for the Unsecured Note set out in 3 above.

5. WHAT RETURNS WILL I GET?

(a) Returns

(i) Unsecured Notes

VRL must pay interest on the principal outstanding of each Unsecured Note at a rate of 10% per annum. Interest accrues daily (non-compound) on each Unsecured Note from its Issue Date until it is redeemed, purchased by VRL, or its holder issues a conversion notice, whichever is the earlier. Interest is due and payable in arrears on each six month and one year anniversary of the Issue Date and when the Unsecured Note is redeemed, purchased or converted.

If a payment of interest is overdue more than 30 Business Days ("Overdue Interest") or any principal due on the Unsecured Notes is not paid when due, the interest rate will increase to 15% ("Default Rate") for so long as any Unsecured Notes remain outstanding. On demand, VRL must pay an Unsecured Note holder any such overdue interest. Overdue Interest will be compounded at intervals of 6 months, bearing interest at the default rate.

Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal.

The principal amount of the Unsecured Notes will be repaid by VRL by A$0.33 cash on each of the first and second anniversaries of the Issue Date and repaid in full by a final cash payment of A$0.34 on the third anniversary of the Issue Date.

(ii) Converted Preference Shares

No dividend is payable on Ordinary or Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve the discretion to authorise or recommend a dividend or not to do so, wholly or in part.

(b) New Zealand Taxation Summary

The following brief taxation summary for New Zealand tax resident shareholders and Unsecured Note holders is based on New Zealand legislation current at the date of this Investment Statement. It is a guide only and is not exhaustive. Taxation is a complex area of law and the taxation implications for a shareholder may differ from those described in this summary, depending upon the particular circumstances of the shareholder. Accordingly, this summary should not be relied upon as a substitute for professional advice and all shareholders, including shareholders outside New Zealand are ***recommended to immediately obtain and rely upon independent advice from their own professional tax advisers as is referable to their particular circumstances***.

Implications to shareholders of VRL's Buy-Back of Preference Shares

Any amount received by shareholders as part of the Buy-Back of Preference Shares by VRL that is deemed to be a dividend under the New Zealand Income Tax Act 1994 will be subject to New Zealand tax. Generally that will be amounts exceeding the available subscribed capital per share cancelled. As the available subscribed capital per share is greater than the consideration to be paid to shareholders under the Buy-Back, it is not anticipated that these dividend rules will have any application to the transaction.

The Buy-Back of the Preference Shares will be treated as a disposal by you for taxation purposes in New Zealand.

Any gain (or loss) realised on the disposal of the Preference Shares should not be subject to tax provided the Preference Shares are held on capital account, in particular, the shares were not acquired as part of a business of dealing in shares, were not purchased for the purpose of resale or were not sold as part of a profit making undertaking or scheme (ie the Preference Shares are not held by the shareholder on revenue account).

If a shareholder holds the Preference Shares on revenue account, the Buy-Back proceeds are gross income to the shareholder (subject to any adjustment to avoid double taxation). The shareholder is entitled to claim a

deduction for the cost of the shares acquired. This means that a revenue account shareholder will generally be taxed on the gain from the buy-back of the share.

Implications to Unsecured Note holder of holding Unsecured Notes

Interest paid by VRL to an Unsecured Note holder will generally be taxable to the Unsecured Note holder.

The Unsecured Notes are a financial arrangement to which the accrual rules under the New Zealand Income Tax Act 1994 apply. For Unsecured Note holders the accrual rules require all income and expenditure arising in respect of the Unsecured Notes to be accrued over their term and returned for tax purposes. Unsecured Note holders who are taxed on a cash basis are not required to accrue income and expenditure or loss arising in respect of the Unsecured Notes. Instead they may account for any income, gain, expenditure or loss arising in respect of the Unsecured Notes in the income year such income, gain, expenditure or loss is realised. Whether or not a person is taxed on a cash basis will depend on, among other things, the value of debt instruments that are held by that person in the income year.

Implications to Unsecured Note holder of disposing of Unsecured Notes

Where the Unsecured Notes are converted, sold or transferred prior to maturity, a gain or loss for tax purposes will arise to the extent of any difference between the amount received for their disposal and the principal amount outstanding in respect of each Unsecured Note (being initially A$1.00 and thereafter adjusted for any principal amount that has been repaid). That gain or loss (adjusted for amounts returned in prior years by holders who are not taxed on a cash basis), must be returned in the year the disposal takes place.

Repayment of principal

No tax is payable on the return of the original principal amount of the Unsecured Notes to the Unsecured Note holder.

7. WHAT ARE MY RISKS?

The following is a statement of risks associated with an investment in VRL and risks associated with being a holder of Unsecured Notes.

(a) General risks applicable to VRL

The ability of VRL to repay the shareholder for the Unsecured Notes and the level of returns that a shareholder will receive for a converted Preference Share will be primarily influenced by the general risks applicable to VRL.

VRL is currently exposed to various general risks outlined below. On completion of the Scheme, VRL will continue to be exposed to these risks.

General economic risks

The financial performance of the business of VRL may be affected by changes in economic conditions in Australia and in other countries in which they operate. Such changes include:

- changes in inflation and interest rates;
- changes in employment levels and labour costs which may affect the cost structures of the business;
- changes in aggregate investment and economic output;
- investor sentiment and local and international stock market conditions;
- changes in fiscal, monetary and regulatory policies; and
- developments in technology, finance and property markets generally.

Exchange rate risk and interest rate risk

VRL derives a significant portion of its cash flow from investments and assets held in countries outside of Australia, in particular the United States. In Australian dollar terms, this cash flow will be affected by changes in the exchange rates between the Australian dollar and the relevant foreign currencies.

To the extent that these rate movements are not hedged, they will affect the financial performance of VRL or the carrying value of items on its balance sheet. VRL has a hedging program in place to minimise exchange rate fluctuations whenever a non-Australian dollar cash flow item can be predicted with a degree of certainty.

Interest rates on finance facilities are hedged on a case by case basis utilising both "swap" or fixed rate and "cap" arrangements.

Accounting changes

The Australian Accounting Standards Board (AASB) announced that all entities reporting under the Corporations Act would be required to adopt International Financial Reporting Standards (IFRS) for financial years ending on or after 1 January 2005. VRL will be required to report under IFRS for the year ending 30 June 2005. As those reporting requirements are not yet mandatory, the audited annual report for 30 June 2003 and pro-forma Statement of Financial Position has been prepared under existing reporting requirements.

(b) Risk factors relating to Unsecured Notes

The ability of VRL to repay the shareholder for the Unsecured Note and the ability of the Shareholder to sell the Unsecured Note will be primarily influenced by the risks relating to the Unsecured Notes.

Factors affecting trading prices

The trading prices of the Unsecured Notes on the ASX will be directly affected by economic, financial and other external factors and market conditions.

Absence of trading market for Unsecured Notes

There is no existing market for the Unsecured Notes. There can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of the Unsecured Notes to sell such securities, the price at which the holders of such securities would be able to sell such securities or whether a trading market, if it develops, will continue.

Factors relating to the business of VRL

VRL's ability to make payments on the Unsecured Notes is also partially dependent upon the earnings and distributions by its subsidiaries and non-consolidated entities in which it has an interest, the assets of which are subject to the prior claims of the secured and unsecured creditors of such subsidiaries and non-consolidated entities.

If VRL becomes insolvent or is wound up the principal amount of and interest on the Unsecured Notes will be subordinated to VRL's secured, unsecured and other subordinated creditors and will rank in priority to all of VRL's shares on a winding up. However, interest on the Unsecured Notes which is overdue more than 30 Business Days will rank equally with the unsecured creditors of VRL.

There are no restrictions on VRL or any of its subsidiaries or non-consolidated entities in respect of the incurrence of additional indebtedness, including indebtedness that ranks pari passu with or senior to the Unsecured Notes or to which the Unsecured Notes are structurally subordinated, and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the VRL's ability to service its debt, including the Unsecured Notes.

(c) Liability of shareholders

A shareholder is not required to indemnify VRL or a creditor of VRL against any liability of VRL in respect of his or her shareholding.

8. CAN THE INVESTMENT BE ALTERED?

The Note Trust Deed can be amended with the process required to do so depending on the nature of the amendment.

If, in the opinion of VRL and the Trustee, the amendment is not materially prejudicial to the interests of Unsecured Note holders as a whole then VRL and the Trustee can agree to the amendment. Examples of such amendments are those which are:

- of a formal or technical nature;
- made to cure a ambiguity or correct a manifest error;
- expedient for the purpose of enabling the Unsecured Notes to be listed for quotation or to retain listing on any financial market or to be offered for, or subscribed for, sale under the laws for the time being in force in any place and is otherwise not considered by the Trustee to be materially prejudicial to the interests of Unsecured Note holders as a whole;
- necessary to comply with the provisions of any statute or the requirements of any statutory authority; or
- to evidence the succession of another person to VRL and the assumption by any such successor of the covenants and obligations of VRL under the Notes Trust Deed; or
- to reflect any change to a relevant law or regulation where the tax implications of the Unsecured Notes would be adversely affected if the amendment was not made.

Amendments that do not meet this requirement require the approval of a resolution of Unsecured Note holders. Certain changes to procedural provision of the deed will require a special resolution.

However, notwithstanding anything above, the Trustee and VRL may not modify, alter, cancel, amend or add to all or any of the Notes Trust Deed, if the effect of doing so would extend the duration of the trust under the Trust Deed.

9. HOW DO I CASH IN MY INVESTMENT?

(a) Unsecured Notes

Unsecured Note holders will have the right to seek repayment of the principal outstanding of their outstanding Unsecured Notes if an event of default occurs. Such events include where:

(a) VRL is placed in liquidation or wound up;

(b) without the approval of a special resolution of Unsecured Note holders, an amalgamation or reconstruction of VRL occurs which adversely affects the rights of the Unsecured Note holders under the Unsecured Notes Trust Deed or the Conditions;

(c) without the approval of a special resolution of Unsecured Note holders, VRL changes the rights attaching to Preference Shares; or

(d) certain changes of control of VRL occur which are not agreed to by special resolution of Unsecured Note holders.

A shareholder may be able to sell their Unsecured Notes sold on the ASX. The factors affecting the sale are:

(a) The trading prices of the Unsecured Notes on the ASX will be directly affected by economic, financial and other external factors and market conditions.

(b) There is no existing market for the Unsecured Notes. There can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of the Unsecured Notes to sell such securities, the price at which the holders of such securities would be able to sell such securities or whether a trading market, if it develops, will continue. See also Factors Affecting Trading Prices above.

(b) Converted Preference Shares

A shareholder may be able to sell their converted Preference Shares on the ASX.

VRL will make reasonable endeavours to apply to the ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to the ASX; and even if the application for quotation is made, no guarantee can be given that:

(a) the application will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth A$500 or more); or

(b) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

10. WHO DO I CONTACT WITH ENQUIRIES ABOUT MY INVESTMENT?

Enquires as to activities of the Company and generally:

Village Roadshow Limited
206 Bourke Street
Melbourne Victoria 3000
Tel: +61 3 9667 6666
Fax: +61 3 9639 1540
Email: investors@roadshow.com.au

Or contact the VRL Scheme Information Line:
Toll free inside Australia on 1300 302 106 or outside Australia on +612 9240 7460.

Enquiries as to processing of your Application, a transfer, or other questions about your holdings, contact the Share Registry:

Computershare Investor Services Pty Ltd ACN 078 279 299
Level 12
565 Bourke Street
Melbourne Victoria 3000
Tel: + 613 9611 5711
Fax: + 613 99611 5710
Email: www.computershare.com.au

11. IS THERE ANYONE TO WHOM I CAN COMPLAIN IF I HAVE PROBLEMS WITH THE INVESTMENT?

Please contact any of the people set out in section 10 above, with your concerns.

12. WHAT OTHER INFORMATION CAN I OBTAIN ABOUT THIS INVESTMENT?

You should have received the Scheme Booklet with the Investment Statement. If you have not received a copy of the Scheme Booklet a copy is available from the company's web site www.villageroadshow.com.au or

can be obtained free of charge by contacting the VRL Scheme Information Line.

Provision of documents

VRL will until the date of the General Meeting and Scheme Meeting provide free of charge to any Ordinary Shareholder or Preference Shareholder a copy of:

- the Unsecured Notes Trust Deed; and
- the Constitution.

VRL will until the date the annual report for VRL for the year ended 30 June 2003 is lodged with ASIC provide free of charge to any Ordinary Shareholder or Preference Shareholder a copy of:

- the annual report for VRL for the year ended 30 June 2002 (being the annual report most recently lodged with ASIC before this Scheme Booklet was lodged with ASIC);
- the half yearly report for VRL for the half year ended 31 December 2002; and .
- any continuous disclosure notice given to the ASX by VRL after lodgment with ASIC of the annual report for the year ended 30 June 2002 and before the date of the General Meeting and Scheme Meeting.

VRL will from the date the annual report for VRL for the year ended 30 June 2003 is lodged with ASIC provide free of charge to any Ordinary Shareholder or Preference Shareholder a copy of:

- the annual report for VRL for the year ended 30 June 2003; and
- any continuous disclosure notice given to the ASX by VRL after lodgment with ASIC of the annual report referred to above and before the Scheme Meeting.

Copies of each of the above documents are or will be (as the case may be) available on VRL's website, www.villageroadshow.com.au.

Shareholders receive copies of VRL's annual report (incorporating its financial statements), notices of general meetings and any other notices or documents.

You may request copies of the following information about your investment at any time:

- a copy of the Constitution (including all amendments);
- a copy of the Group's most recent financial statements (also available at www.villageroadshow.com.au); and
- a copy of the current investment statement (if any).

You should direct your request for this information to Computershare Investor Services Pty Limited at the contact details above. This information will be provided to you following payment of any required charge.

Information lodged with ASIC and disclosed to ASX

VRL is a 'disclosing entity' for the purposes of the Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of VRL Shares.

Copies of announcements made by VRL on the ASX are available from the ASX or on VRL's website, www.villageroadshow.com.au.

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

13. SUMMARY OF IMPORTANT DATES

Date of Scheme Booklet	**26** September 2003
Last time by which proxy forms for the General Meeting and the Scheme Meeting can be lodged	7pm Melbourne time on **1 November** 2003
Time for determining entitlements to vote at the General Meeting and the Scheme Meeting	7pm Melbourne time on **1 November** 2003
General Meeting at which Ordinary Shareholders vote on the Buy-Back and certain modifications to VRL's constitution	2pm Brisbane time on **3 November** 2003
Scheme Meeting at which Preference Shareholders vote on the Scheme	Promptly after the General Meeting
Court Order made approving the Scheme	**7 November** 2003
Scheme Lodgment: (a) lodgment of office copy of the Court Order with ASIC; (b) Scheme becomes effective on this date; and (c) trading and quotation on ASX of the Preference Shares ends at the close of trading on this date	**10 November** 2003
Record Time: (a) time for determining who are holders of Preference Shares for the purposes of the Buy-Back; and (b) Buy-Back offers made and accepted and Buy-Back Agreement entered into	**7pm** Melbourne time on **17 November** 2003
Expected dispatch date: (c) Preference Shareholders registered as Unsecured Note holders; (d) holding statements in respect of the Unsecured Notes dispatched; and (e) cheques for cash component of the Buy-Back Consideration dispatched.	**24 November** 2003
Date it is expected trading in the Unsecured Notes will commence	**25 November** 2003
Date cash proceeds from the sale of Foreign Preference Shareholders Unsecured Notes expected to be dispatched (This date may be deferred if the nominee, who will be appointed to sell Foreign Preference Shareholders Unsecured Notes, defers selling some or all of the Unsecured Notes to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX)	**8 December** 2003
First interest payment date in respect of the Unsecured Notes	**24 May** 2004

14. DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

Act means the Australian Corporations Act 2001 (Cth).

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to this Scheme.

Buy-Back Consideration has the meaning given in section 3.

Buy-Back Offer means, in respect of a Preference Shareholder, an offer by VRL to the Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration. If the Conditions are satisfied, VRL will be deemed, without the need for any further act, to have made a Buy-Back Offer to each Preference Shareholders at the Record Time.

Company or **VRL** means Village Roadshow Limited ACN 010 672 054.

Constitution means the constitution of VRL.

Conversion Event means an event which entitles an Unsecured Note holder to convert their Unsecured Notes.

Court means the Supreme Court of Victoria.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Default Rate means the default interest rate

Directors means the directors of VRL for the time being.

General Meeting means the meeting of Ordinary Shareholders to be held on 3 **November** 2003 to approve the Buy-Back in accordance with section 257D(1) of the Act. The notice of the meeting is set out in Appendix E.

Group means collectively VRL and its controlled entities.

Issue Date means the issue date set out in the table under section 7.5 of the Scheme Booklet.

Listing Rules means the Listing Rules of the ASX.

Ordinary Share means an ordinary share in VRL.

Ordinary Shareholder means a holder of Ordinary Shares.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means holders of Preference Shares.

PRIDES has the meaning in section 8.12 of the Scheme Booklet.

Record Date means the 30th Business Day after the Scheme Lodgement Date or such earlier date as the Director's determine and announce to ASX.

Record Time means **7pm** on the Record Date.

Register means VRL's register of members.

Scheme means the scheme of arrangement described in the Scheme Booklet.

Scheme Booklet means this booklet which constitutes, among other things, the:

(a) statement required in respect of the Scheme under section 412(1) of the Act; and

(b) the statement required in respect of the Buy-Back under section 257D(2) of the Act.

Scheme Lodgement means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgement Date means the date on which the Scheme Lodgement occurs, expected to be **November** 2003.

Scheme meeting means the meeting held for the purpose of approving the Scheme as detailed in the scheme Booklet.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Trustee means Permanent Trustee Company Limited ACN 000 000 993.

Unsecured Note means a subordinated unsecured redeemable note.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Deed between VRL and the Trustee.

VRC means Village Roadshow Corporation Limited ACN 004 318 610, the immediate parent of VRL.

VRL or **Company** means Village Roadshow Limited ACN 010 672 054.

VRL Scheme Information Line is 1300 723 020 (toll free within Australia) and +61 3 9649 5434 (outside of Australia).

DIRECTORY

DIRECTORS

Robert G. Kirby
Chairman, Executive Director
John R. Kirby
Deputy Chairman, Executive Director
Graham W. Burke
Managing Director
Peter E. Foo
Finance Director
Peter M. Harvie,
Chairman, Austereo, Executive Director
William J. Conn
Independent Non-Executive Director
Peter D. Jonson
Independent Non-Executive Director
D. Barry Reardon
Independent Non-Executive Director

COMPANY SECRETARIES

Philip S Leggo
Shaun L Driscoll

REGISTERED OFFICE

Pacific Highway
Oxenford Queensland 4210

SHARE REGISTRY

Computershare Investor Services Pty Ltd
ACN 078 279 277
Level 12
565 Bourke Street
Melbourne Victoria 3000

AUDITORS

Ernst & Young
Level 33
120 Collins Street
Melbourne Victoria 3000

LEGAL ADVISER

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

TAXATION ADVISER

Shaddick & Spence
Level 32
101 Collins Street
Melbourne Victoria 3000

FINANCIAL ADVISERS

Citigroup Global Markets Australia Pty Ltd
ACN 003 114 832
2 Park Street
Sydney New South Wales 2000

TRUSTEE

Permanent Trustee Company Limited
ACN 000 000 993
Level 3
151 Rathdowne Street
Carlton South Victoria 3053

VILLAGE ROADSHOW LIMITED

Scheme Booklet

relating to a scheme of arrangement under section 411 of the Corporations Act between Village Roadshow Limited ACN 010 672 054 and the holders of its A Class Preference Shares.

Dated 26 September 2003

This Scheme Booklet contains notice of:

- a General Meeting to be held on 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time; and
- a Scheme Meeting which will commence promptly following the conclusion of the General Meeting and will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane.

The Independent Expert, Grant Samuel, has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not.

This is an important document and requires your immediate attention.

Independent financial and taxation advice should be sought before making any decision on how to vote on the proposed resolutions to be considered at the General Meeting and the Scheme Meeting.

Table of Contents

1. Key dates and timetable

Date of this Scheme Booklet	26 September 2003
Last time by which proxy forms for the General Meeting and the Scheme Meeting can be lodged	7pm Melbourne time on 1 November 2003
Time for determining entitlements to vote at the General Meeting and the Scheme Meeting	7pm Melbourne time on 1 November 2003
General Meeting at which Ordinary Shareholders vote on the Buy-Back and Constitution Modifications	2pm Brisbane time on 3 November 2003
Scheme Meeting at which Preference Shareholders vote on the Scheme	Promptly after the General Meeting
Court Order made approving the Scheme	7 November 2003
Scheme Lodgment: • Lodgment of office copy of the Court Order with ASIC; • Scheme becomes effective on this date; and • Trading and quotation on ASX of the Preference Shares ends at the close of trading on this date	10 November 2003
Record Time: • Time for determining who are holders of Preference Shares for the purposes of the Buy-Back; and • Buy-Back offers made and accepted and Buy-Back Agreement entered into	7pm Melbourne time on 17 November 2003
Expected dispatch date: • Preference Shareholders registered as Unsecured Note holders; • Holding statements in respect of the Unsecured Notes dispatched; • Cheques for cash component of the Buy-Back Consideration dispatched	24 November 2003
Date it is expected trading in the Unsecured Notes will commence	25 November 2003
Date cash proceeds from the sale of Foreign Preference Shareholders Unsecured Notes expected to be dispatched (This date may be deferred if the Nominee, who will be appointed to sell Foreign Preference Shareholders Unsecured Notes, defers selling some or all of the Unsecured Notes to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX)	8 December 2003
First interest payment date in respect of the Unsecured Notes	24 May 2004

The timetable above is indicative only.

VRL may vary any or all of the dates and times without notifying Ordinary Shareholders or Preference Shareholders.

Certain dates and times are conditional on the approval of the Buy-Back and the Constitution Modifications by Ordinary Shareholders and the Scheme by Preference Shareholders and the Court.

None of the events listed to occur after 3 November 2003 will occur unless the Buy-Back and the Constitution Modifications are approved at the General Meeting and the Scheme is approved at the Scheme Meeting.

None of the events listed to occur after 7 November 2003 will occur unless the Scheme is approved by the Court.

2. Important notices

2.1 Defined terms

Terms in this Scheme Booklet are defined in the Glossary in **section 14** of this Scheme Booklet.

2.2 Status of Scheme Booklet

This Scheme Booklet constitutes the explanatory statement required:

(a) in respect of the Scheme under section 412(1) of the Act; and

(b) in respect of the Buy-Back under section 257D(2) of the Act.

2.3 Lodgment with ASIC and ASX

A copy of this Scheme Booklet has been lodged with:

(a) ASIC in accordance with sections 257D(3), 257E, 257F(2) and 411(2) of the Act and registered by ASIC under section 412(6) of the Act; and

(b) ASX in accordance with Listing Rule 15.1.3.

Neither ASIC, ASX nor any of their officers take any responsibility for the contents of this Scheme Booklet.

ASIC will be requested to provide a statement under section 411(17)(b) of the Act that ASIC has no objection to the Scheme.

If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Scheme.

2.4 Input from other parties

Grant Samuel has prepared the Independent Expert's Report and takes responsibility for that report.

The remainder of this Scheme Booklet has been prepared by VRL and its advisers and is the responsibility of VRL.

2.5 Voting decisions

This Scheme Booklet does not take into account the investment objectives, financial situation or particular needs of any Ordinary Shareholder or Preference Shareholder or any other person.

This Scheme Booklet should not be relied on as the sole basis for any decision in relation to how to vote on the proposed resolutions to be considered at the General Meeting and the Scheme Meeting.

Independent financial and taxation advice should be sought before making any decision on how to vote on the proposed resolutions to be considered at the General Meeting and the Scheme Meeting.

You should read this Scheme Booklet in its entirety before making a decision.

2.6 Forward looking statements

Certain statements in this Scheme Booklet relate to the future.

Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of VRL to be materially different from future results, performance or achievements expressed or implied by such statements.

Such risks, uncertainties and other important factors include among other things, general economic conditions, specific market conditions, exchange rates, interest rates and regulatory changes.

These statements reflect the expectations of relevant parties' views only as of the date of this Scheme Booklet.

Subject to **section 13.6** of this Scheme Booklet and any obligations under the Act or the Listing Rules, VRL has no obligation and will not disseminate after the date of this Scheme Booklet any updates or revisions to any such statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any of those statements is based.

2.7 Preference Shareholders with non-Australian addresses

Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

3. Chairman's letter

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

26 September 2003

Dear Ordinary and Preference Shareholders

On 28 July 2003 the Board of Directors of VRL announced its intention to propose and recommend that VRL implement a scheme of arrangement (**Scheme**) with its Preference Shareholders involving the buy-back (**Buy-Back**) of all Preference Shares.

The consideration for the Buy-Back will be $1.25 in cash for every Preference Share held (**Buy-Back Consideration**). Out of every $1.25 of Buy-Back Consideration, $0.25 will be paid in cash and $1 will be applied under the Scheme on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

The following approvals will be required for the Scheme to become effective:

- approval of the Buy-Back by Ordinary Shareholders present and voting (in person, by attorney, by corporate representative or by proxy) who are not also Preference Shareholders or Associates of Preference Shareholders by special resolution at the General Meeting;
- approval of the Constitution Modifications by Ordinary Shareholders by special resolution at the General Meeting; and
- approval of the Scheme by:
  - a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and
  - 75% of the votes cast by Preference Shareholders,

  at the Scheme Meeting; and
- approval of the Scheme by the Court.

The General Meeting will be held on 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time and is expected to run for approximately 30 minutes.

The Scheme Meeting will commence promptly following the conclusion of the General Meeting and will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane.

All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Scheme Meeting are admitted to the room.

The Directors of VRL unanimously recommend that:

- Ordinary Shareholders vote in favour of the Buy-Back and Constitution Modifications; and
- Preference Shareholders vote in favour of the Scheme.

The Independent Expert, Grant Samuel, has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not.

Based on Grant Samuel's valuation of the Buy-Back Consideration of $1.22 to $1.25, the Buy-Back Consideration represents a substantial premium to the price of the Preference Shares on ASX during the 12 months prior to the announcement of the proposed Scheme (see **section 5.5** and **Appendix C** of this Scheme Booklet and sections 6.1 and 6.3 of the Independent Expert's Report).

Further reasons for the Directors' recommendations are set out in **section 5** of this Scheme Booklet.

Your vote at each meeting is important to determine whether or not the proposal proceeds.

This Scheme Booklet contains information that will assist you in making an informed decision on how to vote and I encourage you to read it carefully.

If, after reading this Scheme Booklet, you have any questions about the proposal, please call the VRL information line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia) or contact your financial, legal or other professional adviser.

I look forward to seeing you at the meetings on 3 November 2003 to vote on the proposal or to receiving your proxy vote in advance of the meetings.

Yours sincerely

Robert Kirby
Chairman

4. Frequently asked questions about the proposal

Set out below are summary answers to some basic questions that Shareholders may have in relation to the proposal. This information is a summary only, and should be read in conjunction with the remainder of this Scheme Booklet.

QUESTIONS ABOUT YOUR ENTITLEMENTS	
Will I be entitled to the Buy-Back Consideration?	You will be entitled to the Buy-Back Consideration if you are registered as a Preference Shareholder at the Record Time.
When is the Record Time?	7pm Melbourne time on the Record Date which is 17 November 2003.
What is the Buy-Back Consideration?	$1.25 in cash for every Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.
When will I receive the Buy-Back Consideration?	If the Scheme is approved and certain conditions are satisfied, it is expected the Buy-Back Consideration will be paid (that is, for each Preference Share held at the Record Time, 25 cents cash will be paid to you and the balance of $1 will be applied on your behalf under the Scheme to acquire an Unsecured Note) on 24 November 2003, 21 days after the General Meeting and Scheme Meeting.
Will I have to pay brokerage fees or stamp duty?	No brokerage fees or stamp duty will be payable by you in connection with the Scheme.
What are the tax implications of the Scheme?	A guide to the general taxation implications of the Scheme is set out in **section 10** of this Scheme Booklet. The description is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any Preference Shareholder. You should seek your own specific taxation advice for your individual circumstances.
Am I a Foreign Preference Shareholder ?	You are a Foreign Preference Shareholder if your address as noted with the Company is outside Australia and the Directors determine that it would be unreasonable for VRL to comply with the laws of the jurisdiction in which you reside to enable it to offer and issue the Unsecured Notes to you under the Scheme.
What if I am a Foreign Preference Shareholder?	Any Unsecured Note which would otherwise be issued to you will be issued to the Nominee who has been appointed by the Board. The Nominee will as soon as practical sell the Unsecured Notes and distribute to you your proportion of the cash proceeds of the sale after deducting the costs and expenses of the sale and of their appointment and any amount to be deducted by law or a government authority. It is expected that a cheque for your proportion of the cash proceeds will be dispatched to you on or about 8 December 2003. However, the Nominee may defer selling some or all of the Unsecured Notes to ensure the sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

QUESTIONS ABOUT THE SCHEME	
What is the rationale for the Scheme?	The rationale for the Scheme is discussed in **sections 5.5** to **5.8** of this Scheme Booklet. You are encouraged to read these **sections** carefully.
What will be the effect of the Scheme?	All holders of Preference Shares as at the Record Time will have their Preference Shares bought back by VRL and cancelled. In exchange, each Preference Shareholder will receive $1.25 in cash for every Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1 and 25 cents of the $1.25 being paid in cash to the Preference Shareholder. Following the Buy-Back, VRL will have two classes of securities quoted on ASX, Ordinary Shares and Unsecured Notes.
What are VRL's intentions in relation to the company if the Scheme proceeds?	Information relating to VRL's intentions regarding the business, assets and employees of VRL is set out in **section 8.16** of this Scheme Booklet.
What are the key conditions and approvals required for the Scheme to proceed?	The Scheme will only proceed if: • the Shareholder Approvals are obtained; • the Court approves the Scheme; and • the various conditions of the Scheme are satisfied.
What would be the effect of the Scheme on VRL's capital structure?	250,215,147 Preference Shares will be bought back and cancelled and 250,215,147 Unsecured Notes will be issued.
How have Preference Shares performed over recent times?	Information regarding the performance of Preference Shares in recent times is set out in **section 5.5** of and **Appendix C** to this Scheme Booklet and section 6.3 of the Independent Expert's Report.
Are there any risks associated with the Scheme?	Yes. The risk factors associated with the Scheme are discussed in **section 9** of this Scheme Booklet and section 6 of the Independent Expert's Report. You should read the risk factors in their entirety before making a decision.

QUESTIONS ABOUT THE UNSECURED NOTES	
How much will be outstanding on the Unsecured Notes when they are issued?	$1
When will the Unsecured Notes be repaid?	Unsecured Notes will be repaid in 3 instalments: • 33 cents cash on the first anniversary of the Issue Date; • 33 cents cash on the second anniversary of the Issue Date; and • 34 cents cash on the third anniversary of the Issue Date.
Will there be a market for trading the Unsecured Notes?	VRL will apply to ASX to have the Unsecured Notes quoted on ASX. If that application is granted, it is expected that the Unsecured Notes will commence trading on ASX on 25 November 2003.

What interest is payable on the Unsecured Notes	Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum (or 15% per annum if a Conversion Event occurs), the first interest payment being due 6 months after the Issue Date.
Will I be entitled to Company discounts as a holder of Unsecured Notes?	You will be entitled to participate in the Shareholder Discount Plan if you hold 500 Unsecured Notes or 500 Ordinary Shares or a combination of 500 Unsecured Notes and Ordinary Shares. This is substantially the same as your current entitlement as a Preference Shareholder. Information regarding the Shareholders Discount Plan is contained on VRL's website: www.villageroadshow.com.au. You should note that the Board has absolute discretion to discontinue or change the Shareholder Discount Plan at any time without notice.
Will I be entitled to attend and vote at general meetings as a holder of Unsecured Notes?	As an Unsecured Note holder, you may attend general meetings of the Company but you will not be entitled to vote. You may only vote at general meetings if, in addition to holding Unsecured Notes, you hold ordinary shares.

QUESTIONS ABOUT VOTING

What meetings are being held? When and where are they being held?	There are two meetings, the General Meeting and the Scheme Meeting. The General Meeting will be held on 3 November 2003 in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time and is expected to run for approximately 30 minutes. The Scheme Meeting will commence promptly following the conclusion of the General Meeting and will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane. All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Scheme Meeting are admitted to the room. The notices convening each meeting are contained in **Appendices E** and **F** of this Scheme Booklet. **Your vote at each meeting is important in determining whether or not the Scheme proceeds. Please refer to section 6 of this Scheme Booklet for instructions on how to vote.**
Can I vote?	If you are registered as an Ordinary Shareholder at the Voting Entitlement Time (7pm Melbourne time on 1 November 2003) and **you are not a Preference Shareholder or an Associate of a Preference Shareholder**, you are entitled to vote at the General Meeting on the Buy-Back. If you are so registered as an Ordinary Shareholder you are entitled to vote on the Constitution Modifications whether or not you are a Preference Shareholder or an Associate of a Preference Shareholder. If you are registered as a Preference Shareholder at the Voting Entitlement Time (7pm Melbourne time on 1 November 2003) you are entitled to vote at the Scheme Meeting. You may vote as a Preference Shareholder even if you are or an Associate is also an Ordinary Shareholder. Ordinary Shareholders who do not hold Preference Shares are **not** permitted to attend the Scheme Meeting.

How is the Scheme Meeting related to the General Meeting?	The Scheme Meeting is a special purpose general meeting of Preference Shareholders only which has been convened by the Court. The order of the Court convening the Scheme Meeting is not and should not be treated as an endorsement of, or any other expression of opinion by the Court of, the Scheme.
What approvals are required at the General Meeting?	Approval of the Buy-Back by Ordinary Shareholders who are not also Preference Shareholders or Associates of Preference Shareholders by special resolution. Approval of the Constitution Modifications by Ordinary Shareholders by special resolution.
What approvals are required at the Scheme Meeting?	For the Scheme to be approved, votes in favour of the Scheme must be received from: • a majority in number (more than 50%) of Preference Shareholders present and voting at the Scheme Meeting (whether in person, by attorney, by corporate representative or by proxy); and • Preference Shareholders who together hold at least 75% of the total number of Preference Shares voted at the Scheme Meeting.
Are Preference Shareholders entitled to vote at each meeting?	Only Preference Shareholders can vote at the Scheme Meeting. Preference Shareholders including those who also hold Ordinary Shares and their Associates who are also Ordinary Shareholders are not entitled to vote at the General Meeting in relation to the Buy-Back. Any Preference Shareholder or its Associates who also holds Ordinary Shares may vote at the General Meeting in respect of those Ordinary Shares on the Constitution Modifications.
Are Ordinary Shareholders entitled to vote at each meeting?	The Scheme is only between VRL and holders of Preference Shares. Ordinary Shareholders who are not Preference Shareholders will **not** be entitled to attend or vote at the Scheme Meeting. Ordinary Shareholders and Preference Shareholders will be entitled to attend the General Meeting. Only Ordinary Shareholders who are not also Preference Shareholders or their Associates will be entitled to vote at the General Meeting in relation to the Buy-Back. All Ordinary Shareholders may vote on the Constitution Modifications.
What happens if I do not vote or if I vote against the Scheme?	If the Scheme is approved by the requisite majorities and all the other conditions of the Scheme are satisfied, including the passing of the relevant resolutions at the General Meeting, all Preference Shares will be bought back by VRL and you will receive the Buy-Back Consideration, even if you have voted against the Scheme or did not vote at all.
What happens if the Scheme is not approved	If the Scheme is not approved: • the Buy-Back will not be implemented and the Constitution Modifications will not be effected; and • VRL will continue to have two classes of shares on issue, Ordinary Shares and Preference Shares.
Is voting compulsory?	No. However, your vote is important. If you believe that the Scheme should proceed but you do not vote, it is possible that the Scheme may not be approved and the Buy-Back of Preference Shares will not take effect.

QUESTIONS ABOUT YOUR DIRECTORS' RECOMMENDATION AND INTENTIONS	
What is the Board's recommendation?	Your Directors unanimously recommend that all Ordinary Shareholders vote in favour of the Constitution Modifications and that all Ordinary Shareholders (other than those who are also Preference Shareholders or Associates of Preference Shareholders) vote in favour of the Buy-Back and Preference Shareholders vote in favour of the Scheme.
How do the Directors intend to vote at the meetings?	Each Director who is entitled to vote on the Buy-Back, the Constitution Modifications and the Scheme intends to vote in favour of those resolutions.
Is there an independent expert's opinion?	Yes. Grant Samuel has prepared the Independent Expert's Report contained in **Appendix A** to this Scheme Booklet. Grant Samuel has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not. You should read the Independent Expert's Report in full.
Who should I call if I have any questions about the Scheme?	If you have any questions about the Scheme or the meetings, please contact the VRL information line on 1300 302 106 (toll free in Australia) or +61 2 9240 7460 (outside Australia).

5. Key features of the proposal

5.1 Summary

If the Scheme becomes effective, VRL and Preference Shareholders at the Record Time will, by operation of the Scheme, enter into Buy-Back Agreements under which:

(a) VRL will buy-back the Preference Shares; and

(b) the Preference Shares will be cancelled.

In consideration for selling their Preference Shares into the Buy-Back, each Preference Shareholder will receive $1.25 in cash for every 1 Preference Share held, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

5.2 Approvals required

The following approvals will be required for the Scheme to become effective:

(a) approval of the Buy-Back in accordance with section 257D(1)(a) of the Act and the Constitution Modifications under section 136(2) of the Act by special resolutions of Ordinary Shareholders present and voting (in person, by attorney, by corporate representative or by proxy) at the General Meeting;

(b) approval of the Scheme by:

(i) a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and

(ii) 75% of the votes cast by Preference Shareholders,

at the Scheme Meeting in accordance with section 411(4)(a)(ii) of the Act; and

(c) approval of the Scheme by the Court under section 411(4)(b) of the Act.

5.3 Scheme effective date

If the Court Order approving the Scheme is obtained, VRL will lodge a copy of the order with ASIC under section 411(10) of the Act (**Scheme Lodgment**).

The Scheme will become legally effective immediately on Scheme Lodgment occurring.

Scheme Lodgment is expected to occur on 10 November 2003.

The Scheme will lapse if Scheme Lodgment does not occur on or before 31 March 2004.

5.4 Outline of key tax considerations

Refer to **section 10** of this Scheme Booklet which outlines certain tax implications arising from the Scheme.

5.5 Reasons to vote in favour of proposal

The Board believes that there are several factors which shareholders should consider in voting to support the Scheme:

(a) the Independent Expert has concluded that, in its view, the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not;

(b) the current capital structure of VRL is a significant impediment to the reflection of VRL's underlying value in share market prices (both for Ordinary Shares and Preference Shares). If the Scheme is not approved this structure will be perpetuated. The Scheme and Buy-Back proposal facilitate a staged return of capital on the Preference Shares within VRL's financial capabilities and at the same time providing an attractive coupon to the existing Preference Shareholders;

(c) Preference Shareholders seeking additional VRL ordinary equity can reinvest the cash component of the Buy Back Consideration in Ordinary Shares;

(d) payment of dividends on Preference Shares is not assured:

(i) under the Constitution of VRL, dividends are only payable if they are declared. Directors need to determine what if any, recommendation they should make each year, having regard to VRL's circumstances and needs that exist at that time. As a result, in any year, there is no guarantee that a dividend will be paid to the Preference Shareholders;

(ii) in addition, the dividend right is expressed in the Constitution to be non-cumulative and so, no dividend is payable in any year it is not declared. Under the proposed Scheme, the Unsecured Notes issued to Preference Shareholders will bear interest at 10% per annum (with a Default Rate of 15% per annum) on the amount outstanding on the Unsecured Notes;

(iii) dividends can only be paid out of profits. Interest payments are supported by the full financial resources of VRL irrespective of profits:

(iv) dividends on the Preference Shares, when declared, have only been paid once per year (in November) in respect to the prior financial year ending 30 June. Interest on the Unsecured Notes will be payable 6 monthly in arrears in respect of the immediately preceding 6 month period;

(e) interest on the Unsecured Notes is cumulative and, in the event of certain defaults, the interest rate rises to 15% per annum.

(f) Preference Shares are not redeemable by VRL. Consequently a sale on ASX is the only way for Preference Shareholders to receive back their capital. Under the Scheme, each Preference Shareholder will receive 25 cents cash per share and, having acquired the Unsecured Notes out of the balance of the Buy Back Consideration, will receive $1 cash per Unsecured Note over the next 3 years. In addition, as it is expected that the Unsecured Notes will be listed on ASX, Noteholders will also be able to sell their Notes on ASX;

(g) the Unsecured Notes will rank in priority to all issued shares of VRL, including any issued Ordinary or Preference Shares. The Preference Shares currently rank in priority to Ordinary Shares only with respect to the return of the first 50 cents of capital. By contrast, the Unsecured Notes will have priority for all of their outstanding face value;

(h) the Board considers the proposal is also in the best interests of Ordinary Shareholders because it simplifies VRL's capital structure;

(i) the net tangible asset backing of the Ordinary Shares is expected to increase from $1.81 to $2.39 per share;

(j) if the Scheme does not proceed, the price of the Preference Shares on ASX may fall from its present levels. The Preference Shares did not trade at prices higher than $1.05 during the year prior to 28 July 2003. Since the announcement of the proposal for the Scheme on 28 July 2003 to 23 September 2003, approximately 74% of the Preference Shares have traded on ASX at prices well in excess of the historic levels of the last 12 months and at or about the peak for that period;

(k) the Independent Expert has valued an Unsecured Note at $0.97 to $1.00.

Based on this valuation, the Buy-Back Consideration represents:

(i) a 62.2% to 66.2% premium to the volume weighted average price of the Preference Shares on ASX during the 3 months prior to the announcement of the proposed Scheme on 28 July 2003 of 75.2 cents;

(ii) a 57.0% to 60.9% premium to the volume weighted average price of the Preference Shares on ASX during the 6 months prior to the announcement of the proposed Scheme on 28 July 2003 of 77.7 cents; and

(iii) a 51.5% to 55.3% premium to the volume weighted average price of the Preference Shares on ASX during the 12 months prior to the announcement of the proposed Scheme on 28 July 2003 of 80.5 cents.

(l) **Appendix C** shows the volume weighted average price of the Preference Shares on ASX during the following periods:

(i) 1 July 2002 to 25 July 2003, being the Trading Day before the proposed Scheme was announced on 28 July 2003;

(ii) 14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares for the 2003 financial year, to 25 July 2003; and

(iii) 1 July 2002 to 14 May 2003;

(m) Preference Shareholders will pay no brokerage in respect of the buy back under the Scheme.

5.6 Reasons to vote against the Buy-Back and Scheme

Although:

(a) the Directors unanimously recommend that:

(i) Ordinary Shareholders approve the Buy-Back; and

(ii) Preference Shareholders approve the Scheme; and

(b) the Independent Expert has concluded that the Scheme is in the best interests of Preference Shareholders because they are likely to be better off if the Scheme proceeds than if it does not,

factors which may lead you to vote against the Scheme include the following:

(c) you may believe that the Scheme is not in the best interests of Preference Shareholders or may be detrimental to the interests of Ordinary Shareholders;

(d) the proposed Scheme fixes the value of the Preference Shares and by approving the Scheme, the former Preference Shareholders (in their capacity as Noteholders) will not participate in any possible increase in the Preference Share price in the future;

(e) interest on the Unsecured Notes will not carry any franking credits whereas dividends on Preference Shares, where declared, are likely to be franked to some extent;

(f) the Independent Expert has determined that the value of each Preference Share is $2.17 to $2.75. The Scheme will result in the crystallisation of the value of Preference Shares at well below the value attributed to them by the Independent Expert and, as a result, Preference Shareholders will be giving up access to upside potential, which could be significant. Although Preference Shares have not traded at this level since 2000 ($2.17 to $2.57) and 1999 ($2.58 to $2.75), there is a possibility that they may again reach this level some time in the future if the proposal is not implemented;

(g) depending on economic and other factors beyond the control of VRL that may impact on value in the future, it is always possible that the market price of the Unsecured Notes on ASX could fall to levels below their face value;

(h) you may consider that it is better for you to have Preference Shares rather than Unsecured Notes or that there is a superior alternative;

(i) the Scheme will increase the financial risk of VRL and, although VRL's forecasts indicate VRL should be able comfortably to fund repayment of the Unsecured Notes, forecasts are inherently uncertain. Implementation of the Scheme may reduce VRL's financial flexibility and increase its vulnerability to external and internal business shocks;

(j) holders of Unsecured Notes will be exposed to VRL credit risk and the value of the Unsecured Notes could fluctuate; and

(k) any amount owing in relation to Unsecured Notes (except interest overdue more than 30 business days) is subordinated to debts owing to VRL's secured, unsecured and other subordinated creditors.

You are also referred to the risk factors set out in **section 9** of this Scheme Booklet and in section 6 of the Independent Expert's Report.

5.7 Implications for VRL if Scheme implementation proceeds

If the Scheme is implemented, all Preference Shares on issue will be bought back by VRL and cancelled. VRL will repatriate divisional working capital to pay the initial payment of 25 cents cash per Preference Share as part of the Buy-Back Consideration and the balance of such consideration will be applied to the issue of the Unsecured Notes on the Issue Date.

Interest on the Unsecured Notes and the cash required to redeem the Unsecured Notes over the 3 years following the Issue Date will be funded from cash reserves, repatriation of divisional working capital, potential surplus asset sales and existing undrawn finance facilities.

Section 8.14 of this Scheme Booklet contains a pro forma Balance Sheet of VRL as at 30 June 2003 on the basis that the Scheme is implemented.

5.8 Implications for VRL if Scheme not implemented

If the Scheme is not implemented:

(a) Preference Shareholders will retain their Preference Shares;

(b) Preference Shareholders will not receive any Buy-Back Consideration;

(c) the Scheme steps outlined in **section 7.4** of this Scheme Booklet will not occur;

(d) Preference Shares will continue to be quoted on ASX;

(e) the possible advantages of the Scheme outlined in **section 5.5** of this Scheme Booklet may not otherwise be realised. However, the possible disadvantages of the Scheme outlined in **section 5.6** of this Scheme Booklet may likewise not materialise;

(f) transaction costs of approximately $1.3 million will still be incurred, together with expended management time and resources; and

(g) the Board will continue to monitor the capital needs of VRL and the dividend policy commensurate with those needs.

6. Voting

6.1 Directors' recommendations and voting

The Directors unanimously recommend that:

(a) Ordinary Shareholders (other than those who are also Preference Shareholders or associates of Preference Shareholders) vote in favour of the Buy-Back;

(b) Ordinary Shareholders vote in favour of the Constitution Modifications; and

(c) Preference Shareholders vote in favour of the Scheme.

The reasons the Directors have made the above recommendations include those set out in **sections 5.5** to **5.8** inclusive of this Scheme Booklet.

Each Director who is entitled to vote on the Buy-Back, Constitution Modifications and Scheme intends to vote in favour of those resolutions.

6.2 Entitlement to vote

Who may vote at the General Meeting?

Any person who is registered as an Ordinary Shareholder on the Register at the Voting Entitlement Time, but who is not at that time registered as a Preference Shareholder on the Register or an Associate of a person who is registered on the Register as a Preference Shareholder on the Register may vote on the special resolution to approve the Buy-Back.

VRL will disregard any votes cast at the General Meeting in relation to this special resolution by any person registered as a Preference Shareholder or by an Associate of a Preference Shareholder.

Any person who is registered as an Ordinary Shareholder on the Register at the Voting Entitlement Time may vote on the special resolution to approve the Constitution Modifications.

Ordinary Shareholders and Preference Shareholders may attend the General Meeting.

Who may vote at the Scheme Meeting?

Any person who is registered as a Preference Shareholder on the Register at the Voting Entitlement Time.

Only Preference Shareholders are entitled to attend and vote at the Scheme Meeting.

6.3 How to vote

If you are entitled to vote at the General Meeting or the Scheme Meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

The notices convening the General Meeting and the Scheme Meeting are contained in **Appendices E** and **F** respectively.

6.4 Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the relevant meeting.

Persons are asked to arrive at least 30 minutes prior to the time the relevant meeting is to commence, so that their shareholding may be checked against the relevant register and their attendance noted.

Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

6.5 Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the appropriate personalised proxy form or forms in accordance with the instructions on the forms prior to 7pm Melbourne time on 1 November 2003 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555,

Proxy forms for the meetings are enclosed with this Scheme Booklet.

Shareholders may appoint either 1 or 2 persons as their proxies to attend and vote on their behalf. However, if more than one proxy is appointed:

(d) neither appointment will be effective unless each proxy is appointed to represent a specified proportion of the Shareholder's voting rights; and

(e) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors.

The Chairman of each meeting intends to vote all undirected proxies in favour of the resolutions to be voted on at the meeting.

6.6 Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(a) obtain an appointment of corporate representative form from Computershare;

(b) complete and sign the form in accordance with the instructions on it; and

(c) bring the completed and signed form with them to the relevant meeting.

7. Details of proposal

7.1 Scheme

Subject to the conditions to the Scheme set out in **Section 7.3** of this Scheme Booklet having been satisfied, VRL will, without the need for any further act, be taken by operation of the Scheme to have made a Buy-Back Offer at the Record Time to each person registered on the Register as holding Preference Shares at the Record Time.

To establish whether a person is registered on the Register as holding Preference Shares at the Record Time, dealings in Preference Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of Preference Shares before the Record Time; and

(b) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before 5pm Melbourne time on the last Business Day before the Record Date at the place where the Register is kept.

Effective immediately on VRL making a Buy-Back Offer to a Preference Shareholder, without the need for any further act, each Preference Shareholder will be taken by operation of the Scheme to have:

(a) accepted the Buy-Back Offer; and

(b) entered into a Buy-Back Agreement with VRL; and

(c) irrevocably appointed VRL as that Preference Shareholder's attorney with authority to execute a transfer of the Preference Shareholder's Preference Shares to VRL and to do any other thing including execute any other document necessary to give effect to the Scheme; and

(d) agreed to the application of part of the consideration payable under the Buy-Back Agreement towards the issue, and to the issue, to the Preference Shareholder of the Unsecured Notes to be issued to it and to be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes.

As soon as practical after a Buy-Back Agreement has been entered into between VRL and a Preference Shareholder, VRL must:

(a) execute a transfer to VRL of the Preference Shares bought back pursuant to that Buy-Back Agreement;

(b) register that transfer;

(c) provide the Buy-Back Consideration to the Preference Shareholder;

(d) apply the relevant parts of the Buy-Back Consideration in applying for Unsecured Notes on behalf of the Preference Shareholder;

(e) comply with the terms of the Unsecured Notes as set out in **section 11** of this Scheme Booklet and the Constitution; and

(f) use reasonable endeavours to procure quotation on the financial market conducted by ASX of all Unsecured Notes issued to the Preference Shareholder.

7.2 Buy-Back Consideration

In consideration for selling their Preference Shares into the Buy-Back, each Preference Shareholder will receive $1.25 cash for every Preference Share held (**Buy-Back Consideration**), with $1 of every $1.25 of the Buy-Back Consideration being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note with an initial face value of $1.

The Directors have proposed the Buy-Back Consideration and initial face value of the Unsecured Notes on the basis of the matters disclosed in this Scheme Booklet.

7.3 Conditions

This Scheme is conditional on each of the following occurring:

(a) **Restraints:** there being no:

(i) temporary restraining order;

(ii) preliminary or permanent injunction;

(iii) other order issued by any court of competent jurisdiction; or

(iv) other legal restraint or prohibition,

preventing the Scheme taking effect;

(b) **Board recommendation:** the Board not changing or withdrawing its recommendations to Ordinary Shareholders and Preference Shareholders in **section 6.1** of this Scheme Booklet;

(c) **Buy-Back lodgment:** VRL lodging the Scheme Booklet with ASIC in accordance with sections 257D(3), 257E and 257F of the Act;

(d) **Shareholder Approvals:** the Shareholder Approvals being obtained on or before the Scheme Lodgment Date;

(e) **Court Order:** the Court Order being made on or before 31 December 2003; and

(f) **Scheme Lodgment Date:** the Scheme Lodgment Date occurring on or before 31 March 2004.

7.4 Implementation steps

(a) Court Order

If the:

(i) Buy-Back and the Constitution Modifications are approved at the General Meeting;

(ii) the Scheme is approved at the Scheme Meeting; and

(iii) all of the other conditions set out in **section 7.3** of this Scheme Booklet (except the conditions in **section 7.3(e)** and **(f)**) are satisfied.

VRL will apply to the Court for the Court Order.

It is expected that the Court will consider whether or not to make the Court Order at a hearing on or about 7 November 2003.

(b) Scheme Lodgment

If the Court Order is made VRL will lodge an office copy of the order with ASIC under section 411(10) of the Corporations Act (**Scheme Lodgment**).

The Scheme will become effective immediately on Scheme Lodgment occurring.

Scheme Lodgment is expected to occur on or about 10 November 2003.

The Scheme will lapse if Scheme Lodgment does not occur on or before 30 March 2004.

(c) End of trading and quotation of Preference Shares

Subject to the conditions in **section 7.3** of this Scheme Booklet having been satisfied, trading and quotation of the Preference Shares on the financial market conducted by ASX will end at the close of trading on the Scheme Lodgment Date.

(d) Buy-Back

Subject to the Conditions having been satisfied, the steps set out in **section 7.1** of this Scheme Booklet will occur commencing at the Record Time.

(e) Trading in the Unsecured Notes

It is expected:

(i) Preference Shareholders will be registered as Unsecured Note holders; and

(ii) holding statements in respect of the Unsecured Notes and cheques for cash component of the Buy-Back Consideration dispatched,

on 24 November 2003.

It would have been VRL's preference to have deferred settlement trading in the Unsecured Notes, but ASX has advised that this is not possible.

The effect is that there are 10 Trading Days between the date trading and quotation of the Preference Shares is expected to end (10 November 2003) and the date trading in Unsecured Notes is expected to commence (25 November 2003).

7.5 Outline of terms of Unsecured Notes

The terms of the Unsecured Notes to be issued under the Scheme under the Unsecured Notes Trust Deed and the Conditions are summarised below.

Issuer	VRL
Issue price	$1 per Unsecured Note
Issue Date	24 November 2003
Maturity Date	3 years after issue date, that is, 24 November 2006 assuming an Issue Date of 24 November 2003.
Principal outstanding	Initially, $1 per Unsecured Note. Reduced (repaid) by 33 cents cash on each of the first and second anniversaries of the issue date and repaid in full by a final cash payment of 34 cents on the third anniversary of the issue date.
Interest Rate	10% per annum payable semi-annually in arrears. The rate will increase to 15% per annum if a Conversion Event occurs (**Default Rate**).
Interest Payment Dates (assuming an issue date of 24 November 2003)	24 May and 24 November each year
Quotation	VRL will apply to ASX to have the Unsecured Notes quoted on ASX.
Subordination	The principal amount of and interest on the Unsecured Notes will be subordinated to VRL's secured, unsecured and other subordinated creditors other than in relation to debts disputed by VRL in good faith and will rank in priority to all of VRL's shares on a winding up. However, interest on the Unsecured Notes which is overdue more than 30 Business Days will rank equally with the unsecured creditors of VRL.
Conversion Events	Subject to force majeure or legal, administrative or technical problems, Unsecured Note holders may by notice convert all of their Unsecured Notes into Preference Shares, if a payment of interest is not made within 30 Business Days of becoming due or any principal repayment on the Unsecured Notes is not made when due. Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal. Interest stops accruing on a Noteholder's Unsecured Notes from the date of the conversion notice.
Conversion	Conversion occurs 20 Business Days after the Conversion Event. Each Unsecured Note converts into a number of Preference Shares calculated by dividing the sum of the amount outstanding and interest (including overdue interest) accrued on the Unsecured Note as at the conversion date by $1. All overdue interest is calculated at the default rate of 15% per annum. Fractions of shares will be disregarded.
Default interest	If a payment of interest is not made within 30 Business Days of being due or any principal repayment on the Unsecured Notes is not made when due: (a) an Unsecured Note holder may demand the overdue interest on the Unsecured Note be paid immediately; and (b) the interest rate will increase to the Default Rate as long as any Unsecured Notes are outstanding. Overdue interest will be compounded every 6 months. Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal.
Repayment of principal outstanding	Unsecured Note holders will have the right to seek repayment of the principal outstanding of their outstanding Unsecured Notes if an event of default occurs. Such events include where: (a) VRL is wound up; (b) without the approval of a special resolution of Unsecured Note holders, an amalgamation or reconstruction of VRL occurs which materially adversely affects the rights of the Unsecured Note holders under the Unsecured Notes Trust Deed or the Conditions to be paid any moneys or convert any Unsecured Notes; (c) without the approval of a special resolution of Unsecured Note holders, VRL changes the rights attaching to Preference Shares

		(other than the Constitution Modifications); or
	(d)	certain changes of control of VRL occur which are not agreed to by special resolution of Unsecured Note holders.
Other	VRL must not pay a dividend or make a return of capital or any other distribution to shareholders while any interest payment or principal repayment on the Unsecured Notes is overdue. The Unsecured Notes carry no participation rights in VRL. The Unsecured Notes carry no rights to vote at VRL's general meetings.	

Please refer to **section 11** of this Scheme Booklet for more detail on the terms of the Unsecured Notes and the rights and liabilities attaching to them.

7.6 Sources of finance for cash consideration

The payment of the Buy-Back Consideration will require VRL to pay Preference Shareholders 25 cents cash for every Preference Share held.

The total cash payment by VRL for all Preference Shares will be approximately $62.6 million.

This total amount will be funded out of the repatriation of divisional working capital and cash reserves of VRL. Specifically, VRL intends to fund the cash component (being the 25 cents per Preference Share) of the above Buy-Back Consideration which is to be paid directly to each Preference Shareholder, after application of the component to acquire the Unsecured Note, using cash obtained from within the VRL corporate group (and in particular through the repatriation of divisional working capital). The funds available to VRL from this source are sufficient to fund this component of the Buy-Back Consideration together with all transaction costs (including fees, expenses and duties relating to the buy-back of the Preference Shares).

The terms of the Unsecured Note require that 33 cents will be repaid in cash on the first 2 anniversaries of the Issue Date of the Unsecured Note with the balance of 34 cents to be repaid in cash on the third anniversary of the Issue Date. In addition, each Unsecured Note attracts interest at the rate of 10% per annum (increased to 15% per annum in certain circumstances), payable semi-annually in arrears on the outstanding face value. The principal and interest payments for each Unsecured Note will be funded from cash reserves, repatriation of divisional working capital, potential sale of surplus assets and/or access to VRL's existing undrawn finance facilities.

7.7 Listing Rules

ASX has confirmed to VRL that:

(a) ASX does not consider the Unsecured Notes to be 'equity securities' for the purposes of the Listing Rules; and

(b) as a result VRL is not required to obtain approval for the issue of the Unsecured Notes under Listing Rule 7.1.

7.8 Changes to the Constitution

When VRL adopted its Constitution on 21 June 1996, Article 2.4(a)(i) conferred voting rights on holders of preference shares in accordance with the requirements of the Listing Rules in force at that time.

The Listing Rules have subsequently been amended and now have the effect that once all of the Preference Shares have been bought back under the Scheme, new preference shares issued by VRL on conversion of Unsecured Notes (see **section 11.3** of this Scheme Booklet) must confer certain additional voting rights on their holders which, under the Listing Rules, do not currently apply to the Preference Shares.

Accordingly, to ensure that any new Preference Shares that might be issued on conversion of Unsecured Notes will confer on their holders all of the voting rights required under the Listing Rules for a fresh issue of Preference Shares as contemplated by the Scheme, Ordinary Shareholders will be asked to approve by special resolution at the General Meeting that the Constitution be modified by:

(a) deleting the words 'more than 6 months' where they appear in Article 2.4(a)(i)(B);

(b) in Article 2.4(a)(i)(E), adding the words 'whole of the' before the word 'Company's' and the words 'property, business and' before the word 'undertaking'; and

(c) adding the following new Articles 2.3(a)(i)(F) and (G) after Article 2.3(a)(i)(E):

'(F) during the winding up of the Company; and

(G) on a resolution to approve the terms of a buy-back agreement'.

The effect of the modifications will be as follows:

(a) Article 2.4(a)(j)(B) currently has the effect that the holder of a Preference Share is entitled to vote during a period during which a dividend on the share authorised by the Directors for payment and declared following a Directors' recommendation is more than 6 months in arrears. The modification to Article 2.4(a)(j)(B) will have the effect that the holder of a new Preference Share issued on conversion of Unsecured Notes will be entitled to vote during the period commencing immediately (rather than 6 months) after a dividend authorised by the Directors for payment and declared following a Directors' recommendation is in arrears.

Note that no dividend is payable on Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part;

(b) Article 2.4(a)(i)(E) currently has the effect that the holder of a Preference Share is entitled to vote on a proposal for the sale of the Company's undertaking. The modification to this Article will have the effect of clarifying that the holder of a new Preference Share will be entitled to vote on a proposal for the sale of the whole of the Company's property, business and undertaking;

(c) Article 2.3(a)(i)(D) currently has the effect that the holder of a Preference Share is entitled to vote on a proposal to wind up the Company. The addition of new Article 2.3(a)(1)(F) will have the effect that holders of new Preference Shares issued on conversion of Unsecured Notes will be entitled to vote at all times during the winding up of the Company and not just on the resolution to wind up the Company; and

(d) the addition of new Article 2.3(a)(1)(G) will have the effect that holders of new Preference Shares issued on conversion of Unsecured Notes will be entitled to vote on a resolution to approve the terms of a buy-back agreement.

Unsecured Notes do not confer an automatic right to convert into new Preference Shares. Conversion is possible at the option of the relevant Noteholder if and only if a Conversion Event has occurred.

8. Overview of VRL

8.1 Background

VRL is an Australian public company with both Ordinary Shares and Preference Shares quoted on ASX. The Company was listed on ASX in 1986 as De Laurentiis Entertainment Limited and changed its name to Village Roadshow Limited in September 1988.

Since listing, VRL has developed into a global company that owns and operates a portfolio of complementary media and entertainment businesses. VRL, through its various divisions and subsidiaries, has operations in Australia, New Zealand, Fiji, Mauritius, United States of America, British Virgin Islands, Singapore, Malaysia, Taiwan, Hong Kong, United Kingdom, Guernsey, Germany, Netherlands, Greece, Italy, Luxembourg, Hungary, Czech Republic, Austria and Argentina.

Based on VRL's closing share prices of:

(a) $1.40 (Ordinary Shares); and

(b) $1.08 (Preference Shares),

on 23 September 2003, VRL had a market capitalisation of $599 million.

8.2 VRL group structure

VRL's operations are diversified and encompass radio, cinema exhibition, theme parks, film distribution and film production.


Village Roadshow Limited
Radio
Cinema exhibition
Theme parks
Film distribution
Film production

8.3 Business overview

VRL is a vertically integrated entertainment company with operations in radio, exhibition, theme parks, distribution and production.

VRL opened its first cinema in 1954 and steadily grew its cinema exhibition business in Australia. In 1968, the Company started in theatrical distribution by establishing Roadshow and in the mid 1980s added home video distribution. Since that time, VRL has expanded its exhibition business across Australia and internationally, and has added film production, radio and theme parks to its mix of businesses. The Kirby family and Graham Burke control approximately 50% of VRL's Ordinary Shares.

VRL is:

(a) Australia's leader in radio, with currently about 42.2% market share of the key 'Under 40' demographic across all mainland capital cities;

(b) one of the biggest international cinema exhibitors, with 1,143 screens in 11 countries;

(c) the market leader in theme parks in Australia since 1991, with three major parks;

(d) a market leader in Australian and New Zealand film distribution; and

(e) a significant international producer of Hollywood films.

8.4 Strategic partner

VRL has been in partnership with AOL Time Warner (**Warner Bros.**) in several parts of the world for over thirty years. The relationship began in 1971 when VRL commenced distribution of Warner Bros.' theatrical product in Australia and New Zealand. Today, strategic partnerships with Warner Bros. include: the film co-production program and the corresponding distribution arrangement; all theatrical film distribution in Australia and New Zealand; cinemas in Italy and Taiwan; the Movie Network pay television channels in Australia and interests in theme parks in Australia.

8.5 Business segments

VRL's diversification in radio, exhibition, theme parks, distribution and production provides substantial operating synergies. VRL is adept at exploiting cross-promotion and marketing opportunities available between the group's different divisions. VRL's divisions are described in greater detail immediately below.

8.6 Radio division

VRL's radio division, Austereo, is the market leader in Australia with the country's consistently successful networks, Today and Triple M. Austereo owns the number 1 ranked FM station in all of its five major markets. Outside Australia, the division operates stations in Greece, Malaysia, the United Kingdom and India. In March 2001, VRL established Austereo as a stand-alone publicly listed company through the spin-off of a 42.5% stake, retaining 57.5% ownership of the division. Currently VRL's ownership of Austereo is 59.7%.

Austereo's radio management team is responsible for its strong historical profitability. They have successfully acquired licenses and built and developed stations to form two pre-eminent national networks. Their strategy has been based on acquiring licences and creating formats and sales strategies to maximise revenue share and return on investment. In Australia Austereo is the ratings leader and has successful programming tailored to each market. The division has continued to achieve both strong revenue and audience shares in the face of a tight advertising market and increased competition from new commercial radio broadcasting licences.

8.7 Cinema exhibition division

VRL operates one of the most modern theatre circuits in some of the world's best locations. VRL is a leader in cinema design, incorporating stadium seating, digital surround sound and advanced projection technologies into all of its complexes.

Approximately 74 million customers were entertained in the year ending 30 June 2003 on VRL's network of 1,125 screens at 131 locations in ten countries spanning four continents from continuing operations. The current operating countries are Australia, New Zealand, Fiji, Singapore, Taiwan, UK, Greece, Italy, Czech Republic, Austria (discontinuing as VRL is actively seeking to exit this country) and Argentina. In Taiwan and Italy, VRL operates in partnership with Warner Bros. When choosing territories to establish theatres, VRL focuses on low multiplex penetration, potential to grow, high attendance per capita, low country risk, strong profit potential and the availability of a strong local management team.

In May 2003 VRL, together with its partner Warner Bros., sold the jointly owned theatres in the UK. VRL continues to hold six wholly owned sites in the UK. Total world wide screen numbers (including 18 in Austria) decreased to 1,143 following the sale.

Exhibition has been enjoying a period of revenue growth generated from the release of strong box office hits such as the *Harry Potter*, and *Lord of the Rings* franchises. Strong product is expected to continue into the 2004 financial year with two *Matrix* sequels (*The Matrix Reloaded* was released in May 2003 and *The Matrix Revolutions* is scheduled for release in November 2003) and the next *Lord of the Rings* release.

Growth in profitability for the division has slowed in the last quarter of the financial year ended 30 June 2003 due, in part, to the SARS virus in Asia affecting admission levels especially in Taiwan and Singapore. This is not expected to have a material effect on profitability of the exhibition division in the longer term.

8.8 Theme parks division

Through its joint venture (50%/50%) with Warner Bros., VRL owns and operates Australia's most popular theme parks, namely Warner Bros. Movie World, Sea World, and Wet'n'Wild Water World. These world class theme parks entertain over three million visitors per year.

Warner Bros. Movie World's key attractions include the Lethal Weapon Ride, the Wild West Adventure Ride, Batman 2 The Ride and Scooby-Doo Spooky Coaster. Polar Bear Shores, Dolphin Cove, Quest for the Golden Seal and the Bermuda Triangle Ride are just four of the many attractions to enjoy at Sea World with the new Shark Bay attraction opening at Christmas 2003.

Wet'n'Wild Water World caters predominantly to local and domestic tourists. It is rated in the top ten water parks in the world.

Warner Roadshow Movie World Studios features eight sound stages and is the largest studio facility in the Southern Hemisphere. In addition to soundstages and onsite production support, the studio also

encompasses post production and administration facilities. Typical productions include feature films and television series. Feature films produced at the studios include *Scooby Doo, Ghost Ship, The Great Raid* and *Peter Pan.*

8.9 Film distribution division

Roadshow Films encompasses VRL's distribution activities in Australia and New Zealand across all filmed entertainment windows, including theatrical, free-to-air and pay-TV, and rental and sell-through home video. Roadshow also distributes recorded music. In 1971, VRL became responsible for the theatrical distribution of all Warner Bros. films in Australia and New Zealand, and has entered into a joint venture with Warner Bros. to distribute its product theatrically in Greece.

Roadshow also distributes product (both exclusively and non-exclusively) for a number of other producers. Roadshow handles on average 50 films annually, and generally seeks to acquire the rights for all release windows. Roadshow consistently maintains a market on average of 30% of the total Australian box office irrespective of the source of supply.

Roadshow is also the largest independent supplier of product to the free-to-air and pay TV broadcasters in Australia and New Zealand. In the video distribution market in Australia, the Roadshow group has a market share of on average 21%.

8.10 Film production division

Village Roadshow Pictures (**VRP**), the film production division of VRL, develops, produces, finances and acquires feature length commercial motion pictures for exhibition in international theatrical markets and for subsequent worldwide release in all international media, including home video and pay and free television. VRP's strategy is to develop, produce and distribute high quality, theatrical motion pictures that have worldwide commercial appeal and that deliver superior financial returns. VRP's motion pictures are developed and co-produced through strategic relationships with major US motion picture studios, predominantly with Warner Bros., and typically feature major motion picture talent who appeal to worldwide motion picture audiences.

While VRL began producing Australian films in the 1970s, the co-production agreement between VRP and Warner Bros, which began in 1998, has expanded VRL's film production activities into larger budget, traditional Hollywood films for the global marketplace. The program has been successful to date, with the 32 films released to date grossing a combined global box office of over A$6 billion. Whilst the majority of the films have been produced in partnership with Warner Bros., VRP has also co-produced four films with Sony Pictures Entertainment, Paramount and Fox/New Regency.

In February 2003, VRL moved to 100% ownership of Village Roadshow Films (BVI) Limited (from 19.9% previously) and increased the revolving finance facility available to it to US$900m. This provides funding for the acquisition and distribution of films in 'Foreign' markets (i.e. countries outside the US and Canada).

The facility has a revolving period of approximately three years to February 2006 with debt amortisation scheduled on a quarterly basis to January 2011.

8.11 Summarised historical financial information

A summary of the financial statements for VRL for the years ended 30 June 2002 ("Previous corresponding period" or "As shown in last annual report") and 30 June 2003 ("Current period") is set out below.

Condensed consolidated statement of financial performance	Current period $A'000	Previous corresponding period $A'000
Continuing operations		
Revenues from ordinary activities	1,610,369	787,253
Expenses from ordinary activities	(1,621,443)	(664,832)
Borrowing costs	(46,533)	(25,447)
Share of net profits (losses) of associates and joint venture entities	34,273	(6,095)
Profit (loss) from ordinary activities before tax	**(23,334)**	**90,879**
Income tax on ordinary activities	53,331	29,746
Profit (loss) from ordinary activities after tax	**(76,665)**	**61,133**
Profit (loss) from extraordinary items after tax	-	-
Net Profit (loss)	(76,665)	61,133
Net Profit (loss) attributable to outside equity interests	17,227	24,018
Net Profit (loss) for the period attributable to members - continuing operations	**(93,892)**	**37,115**
Discontinuing operations		
Profit (loss) from ordinary activities before tax	**61,777**	**14,432**
Income tax on ordinary activities	(3,422)	225
Profit (loss) from ordinary activities after tax	65,199	14,207
Profit (loss) from extraordinary items after tax	-	-
Net Profit (loss)	65,199	14,207
Net Profit (loss) attributable to outside equity interests	(2,677)	221
Net Profit (loss)for the period attributable to members – discontinuing operations	**67,876**	**13,986**
Net profit (loss) for the period attributable to members	**(26,016)**	**51,101**

Profit (loss) from ordinary activities attributable to members – continuing operations	Current period $A'000	Previous corresponding period $A'000
Profit (loss) from ordinary activities after tax	(76,665)	61,133
Less (plus) outside equity interests	17,227	24,018
Profit (loss) from ordinary activities after tax, attributable to members – continuing operations	**(93,892)**	**37,115**

Reconciliation of profit from continuing operations excluding specific/significant Items	Current period $A'000	Previous corresp. Period $A'000
Net Profit (loss) for the period attributable to members - continuing operations	(93,892)	37,115
Less: Specific/significant Items after tax	(154,942)	(18,195)
Net Profit (loss) excluding specific/significant items for the period attributable to members - continuing operations	**61,050**	**55,310**

Consolidated statement of financial position

	At end of current period $A'000	As shown in last annual report $A'000
Current assets		
Cash	177,730	265,661
Receivables	298,298	217,643
Film Library (net)	472,772	-
Inventories	2,835	2,773
Current tax assets	377	2,271
Other (includes production work in progress)	21,018	29,032
Total current assets	**973,030**	**517,380**
Non-current assets		
Receivables (refer note 1 below)	205,665	342,125
Investments (equity accounted)	116,492	332,333
Other financial assets	7,643	15,710
Other property, plant and equipment (net)	280,758	448,791
Intangibles (net)	77,301	50,557
Deferred tax assets	25,644	9,104
Radio Licences (net) (refer note 2 below)	464,658	465,032
Film Library (net)	640,129	-
Security deposits	110,878	3,525
Other	2,453	6,800
Total non-current assets	**1,931,621**	**1,673,977**
Total assets	**2,904,651**	**2,191,357**
Current liabilities		
Payables	307,982	377,229
Interest bearing liabilities	514,786	17,880
Current tax liabilities	9,927	6,977
Provisions (excluding tax liabilities)	23,406	44,922
Other (includes unearned income – partially offset by other current assets relating to film production)	6,430	10,139
Total current liabilities	**862,531**	**457,147**
Non-current liabilities		
Payables	62,480	77,424
Interest bearing liabilities - excl. convertible notes	727,594	267,937
- convertible notes	25,598	25,643
Deferred tax liabilities	125,403	76,973
Provisions (excluding tax liabilities)	15,435	9,188
Other (includes unearned income)	7,617	75,436
Total non-current liabilities	**964,127**	**532,601**
Total liabilities	**1,826,658**	**989,748**
Net assets	**1,077,993**	**1,201,609**
Equity		
Parent entity interest:		
Capital/contributed equity- excl. convertible notes	925,221	932,004
- convertible notes	14,866	14,866
Reserves	(88,133)	(14,914)
Retained profits (accumulated losses)	105,353	126,952
Equity attributable to members of the parent entity	**957,307**	**1,058,908**
Outside equity interests in controlled entities	120,686	142,701
Total equity	**1,077,993**	**1,201,609**

Notes to the Consolidated Statement of Financial Position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$25 million, based on the 30 June 2003 exchange rate. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

Note 2. As at 30 June 2003, Austereo Group Limited reflect the value of Radio Licences at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.7 million. Both the $926.7 million and $464.7 million amounts referred to above represent 100% of the Radio Licences.

Consolidated statement of cash flows	Current period $A'000	Previous corresponding period $A'000
Cash flows related to operating activities		
Receipts from customers	1,197,372	853,366
Payments to suppliers and employees (note 2)	(1,256,860)	(648,011)
Dividends and distributions received from associates	37,897	11,974
Other dividends received	-	-
Interest and other items of similar nature received	15,474	24,289
Interest and other costs of finance paid	(47,241)	(26,002)
Income taxes paid	(14,506)	(26,832)
Other (partnership profits, exchange profits)	2,617	686
Net operating cash flows (refer notes 1 and 2 below)	**(65,247)**	**189,470**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(52,745)	(91,316)
Proceeds from sale of property, plant and equipment	134,337	11,540
Payment for purchases of equity investments	(53,898)	(48,573)
Proceeds from sale of equity investments	298,207	20,426
Loans to other entities	(582,119)	(151,707)
Loans repaid by other entities	177,318	113,946
Other	(106)	(3,673)
Net investing cash flows	**(79,006)**	**(149,357)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	-	19,779
Proceeds from borrowings	498,535	93,612
Repayment of borrowings	(387,315)	(127,672)
Dividends paid	(39,498)	(53,747)
Other (incl. payments for buyback of shares)	(15,400)	(9,718)
Net financing cash flows	**56,322**	**(77,746)**
Net increase (decrease) in cash held	**(87,931)**	**(37,633)**
Cash at beginning of period	265,661	303,294
Exchange rate adjustments.	-	-
Cash at end of period	**177,730**	**265,661**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period from 11 February 2003 to 30 June 2003, $257.5 million was expended on copyright assets.

Appendix D contains a copy of the audited financial statements of VRL for the year ending 30 June 2003 (**2003 Accounts**).

The audited financial statements of VRL for the year ended 30 June 2003 were lodged with ASIC on 15 September 2003.

To the knowledge of the Directors, other than as set out in the 2003 Accounts or elsewhere in this Scheme Booklet, there has been no material change to the financial position of VRL since 30 June 2002, being the date of the balance sheet laid before VRL's 2002 Annual General Meeting on 19 November 2002.

VRL recorded an overall loss for the 2003 financial year of $26.0 million. This loss is attributable to the write down in recoverable value of international cinema assets and the expensing of finance restructure costs relating to the film production division, VRP, which were partly offset by a profit on sale of Korea.

Excluding specific items and discontinuing businesses, operating profit after tax was $61.1 million for the year ended 30 June 2003 represents an increase of 10.4% over the prior year of $55.3 million.

During the 2003 financial year, the foreign currency exchange reserve was negatively impacted by $73.2 million mainly due to movement in the USD and GBP exchange rates. Impact of the movement in the USD is largely as a result of consolidation of Village Roadshow Films (BVI) Limited since February 2003. The negative foreign currency exchange movement attributable to the USD was $41.1 million.

There were a number of restructuring initiatives undertaken during the 2003 financial year, including:

- completion of the finance restructuring for VRP and a move to 100% ownership of Village Roadshow Films (BVI) Limited;
- the sale of the 50% owned Warner Village Cinema circuit in the UK;
- the sale of VRL's interest in the Korean cinema operations at a profit of $84 million; and
- increasing the Company's interest in the Australian multiplex circuit from 33% to 50%.

OPERATIONAL PERFORMANCE

Film Exhibition

Operating revenue for the Film Exhibition business increased by 1.4% to $412.9 million in the year ended 30 June 2003. Profit before tax of $12.0 million was an increase of 10.5% over the previous year.

The division enjoyed a year with a strong and consistent flow of film product including *Lord of the Rings – The Two Towers, Harry Potter and The Chamber of Secrets, The Matrix Reloaded, My Big Fat Greek Wedding, Austin Powers in Goldmember, Bend it Like Beckham, Chicago* and *Two Weeks Notice.*

However the strong product was balanced by the loss of some screen advertising revenue in Australia and Singapore as a result of the collapse of screen advertiser, Val Morgan, SARS in the Asian territories, the floods in the Czech Republic and the sale of the UK joint venture circuit in May 2003.

On a like for like basis, for those sites open for the full year, the increase in admissions was 2%.

Reported EBITDA of $61.4 million was 5.0% lower than the previous corresponding period. The Company's share of underlying EBITDA for continuing operations was slightly higher than the corresponding prior period.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] - A$'000

	Year Ended 30 June 2003			Year Ended 30 June 2002		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	Village Share	Gross Box Office	100%	Village Share
Australia	307,127	72,959	27,144	298,774	74,712	27,672
Asia / New Zealand	154,909	24,937	10,041	132,797	23,051	6,920
Europe	404,027	86,930	45,252	392,512	92,526	44,271
South America	13,488	4,681	2,575	20,977	7,778	4,278
Total	879,551	189,507	85,012	845,060	198,067	83,141

Note 1: Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed up basis, ie ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships / associates whose contribution to reported EBITDA is Village Roadshow's share of their post tax profits.

The new sites in Italy, Czech Republic and Taiwan opened to disappointing results while the new site in New Zealand has performed well. Total underlying capital expenditure (excluding the acquisition of additional equity in the Australian Multiplex joint venture) for the period was $44.3 million compared with $91.6 million in the previous corresponding period.

LIST OF SITES & SCREENS - EXHIBITION DIVISION (EXCLUDING SOLD TERRITORIES)

Territory	As at June 2002		Opened/(Closed)/ (Sold) During FY03		As at June 2003		To be Developed FY04	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	75	588	(4)	(15)	71	573	-	-
Argentina	6	69	-	-	6	69	-	-
Czech Republic	1	8	1	14	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	11	121	2	18	13	139	1	7
New Zealand	12	76	1	8	13	84	1	6
Singapore	8	58	-	-	8	58	-	-
Taiwan	5	60	1	13	6	73	2	13
United Kingdom (1)	40	402	(34)	(349)	6	53	-	-
TOTAL	**164**	**1,436**	**(33)**	**(311)**	**131**	**1,125**	**4**	**26**

(1) The reduction in sites and screens in the UK results from divestment by Village Roadshow and Warner Bros of the jointly owned UK circuit.

Not included in the above chart are 18 screens at 2 sites in Austria which has been treated as a discontinuing territory.

The restructuring of the division continued during the year with completed sales of the 50% interest in Korea and the 50% owned Warner Village cinema circuit in the UK, which achieved a combined profit on sale of A$78.6 million.

In addition, the company increased its ownership in the Australian multiplex joint venture during the year from 33% to 50% following the acquisition of Warner Bros.' stake by VRL and Amalgamated Holdings Limited.

Film Distribution

Film Distribution had an excellent result for the year ended 30 June 2003 with profit before tax and significant items increasing from $2.2 million to $9.3 million.

The theatrical division was driven primarily by particularly strong performances from *My Big Fat Greek Wedding, Lord of the Rings – The Two Towers, Austin Powers in Goldmember* and *Crackerjack.*

The entertainment division delivered a record breaking year. Crucial to this result was the successful release of the first *Lord of the Rings* VHS and DVD and the continued strong market position of Roadshow in the children's VHS and DVD market.

The result for television distribution was marginally lower than last year.

Film Production

Operating profit before tax and specific items for VRP decreased from $23.7 million for the 2002 financial year to $11.0 million for the year ended 30 June 2003.

The release of *The Matrix Reloaded* in May 2003 was a highlight of the year for the Film Production division. *The Matrix Reloaded*, which opened in May 2003, broke the all time box office record for an opening three day weekend in the US and to date worldwide has grossed over $US730 million, making it the 13th highest grossing movie.

The Company has previously advised the market that, due to timing, the results of this film would not be material to profitability for the 2003 financial year.

Other films released during the year were *Eight Legged Freaks, Pluto Nash, Ghost Ship, Analyze That, Two Weeks Notice* and *Dreamcatcher.* Films set for release or in production in the current financial year include *The Matrix Revolutions*, *Mystic River*, *Torque* and *Taking Lives.*

On February 12 2003, VRL announced the completion of a comprehensive finance restructuring for VRP. This involved an increase in the facility size from US$750 million to US$900 million and an increase in the Company's ownership of Village Roadshow Films (BVI) Limited to 100%. As a result of this restructuring, VRL has recorded a specific expense of $49.4 million for loan provisioning relating to the write off of the equity premium and financing set up costs of the facility.

The increased ownership means that the production division is now consolidated into VRL's results causing the substantial increase in revenues and expenses for the Company.

Any projection of future profit in respect of films released to date involves an estimate of income from all exploitation windows, which takes up to 10 years to be fully realised. Taking into account reduced producer and overhead fees booked to revenue due to the consolidation of Village Roadshow Films (BVI) Limited and film exploitation profits expected to be recognised in the next financial year, profit for the film production division for the next reporting period is expected to be similar to the 2003 financial year before specific items.

Radio

Austereo Group Limited achieved strong operational results during the year, maintaining its audience leadership and gross margins. Operating profit before tax and specific items for the radio division was down 9.5% on the previous corresponding period to $62.8 million, with reported EBITDA also down from $88.4 million last year to $83.1 million for the year ended 30 June 2003. The continuing impact of new competition and the advertising market downturn were the key factors contributing to the reduced earnings.

During the year, Austereo reinforced the strength of its brands by maintaining consistent audience leadership with an Austereo station holding either the number one all people or number one FM station position in each of its markets. In the final result of the financial year (ACNielsen Survey 4), Austereo boosted all under 40 demographics, including a rise from 42.9% to 46.2% in the 18 – 24 demographic and from 38.9% to 39.3% in the 25 – 39 demographic. In addition, strong management control resulted in a radio operations margin of 34% which is in line with the previous corresponding period and with leading international standards.

Offshore operations all performed strongly with the Malaysian radio joint venture achieving an audience of 8.4 million for calendar year 2002. Austereo's Athens radio station, Village 88, won the number one international station position. The UKRD joint venture has also increased revenues and audience listening times in a difficult market. Two new stations have been opened in India to which Austereo provides programming expertise.

Following a number of buy backs of Austereo Group Limited shares, in which it did not participate, Village Roadshow's shareholding in Austereo increased to 59.72%.

Theme Parks

Operating profit before tax for the Theme Parks division decreased by 16.7% million to $11.5 million for the year ended 30 June 2003. Reported EBITDA also reduced slightly from $22.9 million in the previous corresponding period to $20.8 million. Impacting the division's performance were the SARS crisis and the impact of terrorism, particularly the events in Bali in October 2002 and the Iraq war. These events combined to cause a significant decline in international visitors.

Sea World was the most significantly impacted with attendances down 10% on the previous corresponding period and net profit down 15% with no new attractions to balance the falling international visitor numbers. Sea World will be opening its new Shark Bay attraction in December 2003.

Wet'n'Wild Water World also experienced a slight decline in both attendances and profitability.

This trend was reversed at Warner Bros. Movie World where the opening of the new Scooby Doo Spooky Coaster ride in June 2002 and the Harry Potter and the Chamber of Secrets attraction in December 2002 resulted in admissions growth of 5% and an increased in profitability of 9.5%.

Warner Roadshow Movie World Studios also provided a significant boost to the Theme Park division's results, whilst Sea World Nara Resort Hotel experienced a relatively flat year.

8.12 VRL issued securities as at the date of this Scheme Booklet

The issued securities of VRL comprise:

(a) 234,903,107 Ordinary Shares;

(b) 250,215,147 Preference Shares; and

(c) 6,000,000 Options;

(d) 413,300 Convertible Debt Securities (**PRIDES**).

VRL is under no obligation to issue further Ordinary Shares or Preference Shares before the Scheme Meeting.

Further details of the Options are set out below.

Options	Exercise price	Exercise Period
2,000,000	$3.00	15 May 2004 to30 November 2007
2,000,000	$4.00	15 May 2005 to 30 November 2007
2,000,000	$5.00	15 May 2006 to 30 November 2007

8.13 Preference Shares held under the ESP

7,371,500 Preference Shares (**ESP Shares**) are held by 57 employees and former employees of the Group (**ESP Shareholders**) under the ESPs.

ESP Shares will participate in the Scheme.

The Buy Back Consideration in respect of all ESP Shares will be paid to the Nominee on behalf of each ESP Shareholder. As a result, for each ESP Share, the Nominee will:

(a) be paid the 25 cents cash; and

(b) be issued an Unsecured Note. The Nominee will sell the Unsecured Notes issued to it. The terms of appointment of the Nominee in respect of the ESP Shareholders are set out in the ESP Deed Poll.

The Nominee will apply:

(a) the 25 cents cash per ESP Share paid to it; and

(b) the cash proceeds of the sale of the Unsecured Notes, after deducting the costs and expenses of the sale and of their appointment and any Taxation,

towards repayment of the relevant ESP Shareholder's loan under the ESPs.

The Nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

ESP Shareholders will be taken to have authorised VRL and the Nominee as their attorney with authority to sell the Unsecured Notes issued to the Nominee, deliver clear title to the Unsecured Notes to a transferee of the Unsecured Notes and do any other thing including execute any other document necessary to give effect to the above.

The loans in connection with the relevant ESP Shares are in all cases greater than the Buy-Back Consideration.

In each case, the aggregate consideration payable for the ESP Shares bought back will be insufficient to repay the loans in respect of the ESP Shares.

Under the terms of the ESP, VRL's recourse in respect of loans granted under the ESP is limited to the Preference Shares the loans were used to purchase.

Accordingly, a loss equal to the remaining balance of each loan following application of the amounts referred to above in repayment of the loan will be realised.

The loss on these loans will be approximately $6,716,623 in aggregate and approximately 91 cents per ESP Share.

8.14 Pro-forma financial information

This **section** outlines the pro-forma financial position of VRL as though the Buy-Back had occurred as at 30 June 2003 and is based on the audited Historical Statement of Financial Position of VRL as at 30 June 2003 as extracted from the unaudited accounts of VRL lodged with ASX on 9 September 2003.

Condensed consolidated statement of financial position	At end of current period $'000	Adjustments for transaction $'000	Proforma position assuming Buy-Back has occurred $'000
Current assets			
Cash	177,730	(53,340)	124,390
Receivables	298,298		298,298
Film Library	472,772		472,772
Inventories	2,835		2,835
Tax assets	377		377
Other (includes production work in progress)	21,018		21,018
Total current assets	**973,030**	**(53,340)**	**919,690**
Non-current assets			
Receivables	205,665	(15,931)	189,734
Investments (equity accounted)	116,492		116,492
Other investments	7,643		7,643
Other property, plant and equipment (net)	280,758		280,758
Intangibles (net)	77,301		77,301
Tax assets	25,644		25,644
Radio Licences (net)	464,658		464,658
Film Library	640,129		640,129
Other (includes security deposits & prepayments)	113,331		113,331
Total non-current assets	**1,931,621**	**(15,931)**	**1,915,690**
Total assets	**2,904,651**	**(69,271)**	**2,835,380**
Current liabilities			
Payables	307,982		307,982
Interest bearing liabilities	514,786	82,571	597,357
Tax liabilities	9,927		9,927
Provisions (excluding tax liabilities)	23,406		23,406
Other (includes unearned income – partially offset by other current assets relating to film production)	6,430		6,430
Total current liabilities	**862,531**	**82,571**	**945,102**
Non-current liabilities			
Payables	62,480		62,480
Interest bearing liabilities - excl. convertible notes	727,594	167,644	895,238
- convertible notes	25,598		25,598
Tax liabilities	125,403		125,403
Provisions (excluding tax liabilities)	15,435		15,435
Other (includes unearned income)	7,617		7,617
Total non-current liabilities	**964,127**	**167,644**	**1,131,771**
Total liabilities	**1,826,658**	**250,215**	**2,076,873**
Net assets	**1,077,993**	**(319,486)**	**758,507**
Equity			
Parent entity interest:			
Capital/contributed equity- excl. convertible notes	925,221	(312,769)	612,452
- convertible notes	14,866		14,866
Reserves	(88,133)		(88,133)
Retained profits (accumulated losses)	105,353	(6,717)	98,636
Equity attributable to members of the parent entity	**957,307**	**(319,486)**	**637,821**
Outside equity interests in controlled entities	120,686		120,686
Total equity	**1,077,993**	**(319,486)**	**758,507**

Assumptions

The Pro-forma Statement of Financial Position of VRL as at 30 June 2003 has been compiled on the basis of the following assumptions and as if transactions and events set out in these assumptions had occurred at 30 June 2003:

250,215,147 Preference Shares are bought back for consideration of $1.25 per share and the remaining balance of $6.7 million is written off to the Profit and Loss account.

$0.25 per share of the 250,215,147 Preference Shares on issue will be paid in cash.

$1 per share of the 250,215,147 Preference Shares on issue will be applied to Subordinated Notes, 33 cents per share will be payable within 12 months and the remaining 67 cents per share will be payable over the following two financial periods.

In respect of the 7,371,500 ESP Shares:

- $1,842,875 representing $0.25 for each of the ESP Shares; and
- $7,371,500 representing an amount of $1.00 for each Unsecured Note sold by the Nominee and referred to in **section 8.13** of this Scheme Booklet.

will be applied towards the repayment of all of the loans under the ESPs and a loss of approximately $6.72 million will be realised on such loans.

Accounting policies

The pro-forma financial position contained in this **section** has been prepared based on accounting policies consistently applied with those by VRL in its historical financial reports, unless indicated otherwise.

8.15 Directors

The Directors of VRL as at the date of this Scheme are set out below:

Robert G. Kirby

Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 52

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industries. Through the launch of Roadshow Home Video, Mr Kirby was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

John R. Kirby

Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 56

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the entertainment and media industry. Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. Mr Kirby was the original founding director of radio station 2DayFM. Director, Austereo Group Limited, Sea World Management Limited and is Chairman of Village Roadshow Corporation Limited.

Member Executive Committee

Graham W. Burke

Managing Director

Member of the Board since September 1988

Age 61

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding Director of radio station 2DayFM, and spent four years as the original Commissioner of the Australian Film Commission. Director Sea World Management Limited, Austereo Group Limited and is on the Board of Village Roadshow Corporation Limited.

Chairman Executive Committee

Member Remuneration Committee

Peter E. Foo

Finance Director, Executive Director

Member of the Board since February 1998

Age 48

Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

Peter M. Harvie

Executive Director

Member of the Board since June 2000

Age 64

Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M Network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia.

Member Executive Committee.

William J. Conn

Independent Non-Executive Director

Member of the Board since March 1992

Age 57

Spent 35 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and an MBA from Columbia University. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is a Director of the Australian National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

Peter D. Jonson

Independent Non-Executive Director

Member of the Board since January 2001

Age 57

Bachelor of Commerce and Master of Arts. PhD from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services and Chairman, ANZ Funds Management. Currently Chair Australian Institute for Commercialisation Limited and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D. Barry Reardon

Independent Non-Executive Director

Member of the Board since March 1999

Age 72

Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the Boards of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee

8.16 Intentions of the Directors regarding the future of VRL

The Directors intend that:

(a) the business of VRL will be continue to be conducted in the same manner as it has been conducted over the recent past;

(b) there will be no major changes made to the business;

(c) save as described in this Scheme Booklet, including the potential sale of surplus assets referred to in **section 7.6** of this Scheme Booklet, there will be no major redeployment of fixed assets of VRL; and

(d) the present employees of VRL will continue to be employed in the same manner as they have been employed over the recent past.

9. Risk factors

9.1 General risks applicable to VRL

VRL is currently exposed to various general risks outlined below. On completion of the Scheme, VRL will continue to be exposed to these risks.

(a) General economic risks

The financial performance of the business of VRL may be affected by changes in economic conditions in Australia and in other countries in which they operate. Such changes include:

(i) changes in inflation and interest rates;

(ii) changes in employment levels and labour costs which may affect the cost structures of the business;

(iii) changes in aggregate investment and economic output;

(iv) investor sentiment and local and international stock market conditions;

(v) changes in fiscal, monetary and regulatory policies; and

(vi) developments in technology, finance and property markets generally.

(b) Exchange rate risk and interest rate risk

VRL derives a significant portion of its cash flow from investments and assets held in countries outside of Australia, in particular the United States. In Australian dollar terms, this cash flow will be affected by changes in the exchange rates between the Australian dollar and the relevant foreign currencies.

To the extent that these rate movements are not hedged, they will affect the financial performance of VRL or the carrying value of items on its balance sheet. VRL has a hedging program in place to minimise exchange rate fluctuations whenever a non-Australian dollar cash flow item can be predicted with a degree of certainty.

Interest rates on finance facilities are hedged on a case by case basis utilizing both "swap" or fixed rate and "cap" arrangements.

(c) Accounting changes

The Australian Accounting Standards Board (**AASB**) announced that all entities reporting under the *Corporations Act* would be required to adopting International Financial Reporting Standards (**IFRS**) for financial years commencing on or after 1 January 2005. VRL will be required to report under IFRS for the year ending 30 June 2006 and comparatives for 30 June 2005 will need to be restated. As those reporting requirements are not yet mandatory, the audited annual report for 30 June 2003 and pro-forma Statement of Financial Position has been prepared under existing reporting requirements.

9.2 Risks relating to the VRL business

(a) Importance of relationship with business partners

VRL's film exhibition, production, distribution, and theme park operations in Australia, and its film exhibition operations in certain international markets, are currently significantly dependent upon its relationship with its partners.

For example, at 30 June 2003, in Australia 224 of the screens in New South Wales, Northern Territory, Queensland, South Australia and Western Australia in which VRL has an interest are operated by Greater Union.

VRL expects that such dependence will continue. VRL's most significant partners in Australia are Warner Bros. and Greater Union and internationally are Warner Bros. and Sky City Leisure. VRL also currently manages cinemas in Australia with smaller partners and expects to continue to do so.

Although VRL believes that its relations with its partners are generally good, if any of these relationships were to deteriorate, it could have a material adverse effect on VRL.

Moreover, the success of the various partnerships and joint ventures in which VRL has an interest is dependent upon the ability and desire of its partners to continue to perform their agreements, including funding and other performance obligations thereunder.

Accordingly, the inability or unwillingness of any of VRL's partners to perform their agreements with VRL could have a material adverse effect on VRL. Furthermore, should any of VRL's joint venture partners not wish to continue to fund future expansion, VRL may choose to increase its participation

in such businesses, partnerships or joint ventures, which may require additional capital expenditure by VRL.

In addition, the agreements governing the partnership and joint venture arrangements to which VRL is a party generally provide that a party can terminate these agreements under certain conditions. Generally, VRL seeks to limit these conditions to an unremedied material breach or insolvency of the other party.

Because of VRL's relationship with its joint venture partners, VRL from time to time makes and receives financial and other accommodations to and from those partners although not contractually required to do so. For example, should a partner not wish to proceed with a project at a particular time, VRL considers, depending on its relationship with that partner, temporarily advancing funds to that partner or proceeding with such project in its own right on a temporary basis.

In any such situation VRL would only undertake such arrangements if VRL were prepared to make the entire equity commitment for the particular project.

(b) Substantial capital expenditures: acquisitions and dispositions

Much of VRL's business, particularly the expansion of its exhibition business and its theme parks, is capital intensive. In order to remain competitive, VRL must continue to invest in improvements to its existing facilities.

In addition, VRL plans to continue to develop or acquire screens internationally and in Australia over the next few years. These developments, together with the ongoing maintenance and improvements of VRL's existing business, are anticipated to require future capital expenditure.

VRL's development program (excluding acquisitions) is expected to be funded mainly from internally generated funds. There can be no assurance that VRL will be able to open all of its planned new theatres or that, if opened, the financial performance of these theatres will be equivalent to the performance of VRL's existing theatres.

VRL has acquired, through the formation of joint ventures and otherwise, assets and businesses that management believes are complementary to VRL's existing business. VRL may from time to time acquire additional assets and businesses and dispose of certain assets and businesses.

Future acquisitions could be substantially larger than those previously completed. These could be in countries in which VRL does not have current operations or relevant operating experience. Although VRL believes that integration of acquired assets and businesses will result in long-term growth and profitability, there can be no assurance that VRL will be able to successfully negotiate, finance or integrate such assets or businesses or that any particular acquisition which is agreed to will be consummated. Furthermore, the integration of an acquired company or business may cause a diversion of management's time and resources.

There can be no assurance that a given acquisition, when consummated, will not materially adversely affect VRL.

In addition to pursuing acquisition opportunities, VRL from time to time considers opportunities to dispose of certain businesses or business segments, including the sale of exhibition assets and/or other businesses.

There can be no assurance that a given disposition, when consummated, will not materially adversely affect VRL.

(c) Dependence on management

VRL is significantly dependent upon the continued availability of its senior executives. The loss or unavailability of any one or more of these officers to VRL for an extended period of time could have a material adverse effect on VRL's business operations and prospects.

To the extent that the services of these officers are unavailable to VRL for any reason, VRL will be required to procure other personnel to manage and operate VRL and develop its businesses. There can be no assurance that VRL will be able to locate or employ such qualified personnel on acceptable terms. In addition, the film distribution agreements with Warner Bros. for Australia and New Zealand provide that if Graham Burke ceases to be Managing Director of VRL, Warner Bros. may terminate the agreement.

VRL maintains 'key man' life insurance in the amount of A$10 million on the lives of each of Robert Kirby (Chairman), John Kirby (Deputy Chairman) and Graham Burke (Managing Director). Each of Robert Kirby, John Kirby and Graham Burke has a substantial equity interest in VRL.

(d) Film exhibition

Film acquisition and product availability: VRL's cinema exhibition operations are dependent both upon the availability of suitable films for exhibition in its theatres and the performance of such films in VRL's markets. Poor relationships with distributors, sustained poor performance of films or

sustained disruption in the production of films by the major studios and/or independent producers could have a material adverse effect on VRL's exhibition operations.

Competition: In most markets in which VRL operates the film exhibition industry is highly competitive, particularly with respect to attracting patrons and finding new theatre sites.

Although VRL attempts to maintain the quality of its existing theatres at a competitive level and develop theatres in geographic areas that it believes have the potential to generate sufficient current and future box office attendance and revenues, adverse economic or demographic developments, over which VRL has no control, could have a material adverse effect on box office and concession revenues and attendance at VRL's theatres.

VRL may also face competition from new entrants into the market.

Alternative delivery technology: Alternative film exhibition delivery systems have been developed for the exhibition of filmed entertainment, including cable and satellite pay-television, DVD and the internet. An expansion of such delivery systems could have a material adverse effect upon VRL's business.

VRL's exhibition operations are also subject to competition from other leisure activities competing for the public's time and disposable income.

Piracy: The last few years have seen a significant increase in film piracy around the world and some of the territories in which VRL operates have been affected by this piracy, most notably in Taiwan.

There is no guarantee that piracy will not continue to erode attendances at theatres owned by VRL.

Environmental factors: Some VRL territories have been impacted by environmental factors such as earthquakes in Taiwan and floods in Czech Republic. VRL cannot predict such environmental factors will not continue to impact these territories or occur elsewhere. VRL management believes it has adequate insurance coverage to protect itself as much as possible.

Economic factors: Argentina continues to operate in a difficult economic and political environment. VRL cannot guarantee the continuance of this situation will not have a material adverse impact on the Group. In addition, other territories may be subject to such issues in the future.

Terrorism: The threat of terrorism to areas in which the general public congregate has become more prevalent since the events of 11 September 2001. VRL cannot guarantee an act of terrorism will not occur and will not have a material adverse effect on the VRL Group.

(e) **Radio**

General: Radio broadcasting is a highly competitive business in Australia. Each of Austereo's radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media, within their respective markets. There are typically other well capitalised firms competing in the same geographic markets as Austereo.

There is no certainty of retaining a particular audience share in any market, as audience share is highly dependent on audience reaction to the programming format used and subject to changing consumer tastes, marketing campaigns and market trends that may vary from region to region.

Advertising: The financial success of each of Austereo's radio stations is dependent primarily upon its share of overall radio advertising market revenue, its promotion and other expenses incurred to obtain that revenue and the economic health of the media advertising and geographic market. Radio advertising revenues are, in turn, highly dependent upon audience share.

An adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the advertising revenues of Austereo's stations located in that market and on Austereo's operating results as a whole.

Competition: Austereo's radio operations are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers or launching an aggressive promotional campaign in support of an already existing competitive format.

If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, the cash flow of Austereo's affected station could decrease due to increased promotion and other expenses and/or lower ratings resulting in lower advertising revenue.

There can be no assurance that any one of Austereo's radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

In addition, Austereo may face competition from new delivery technologies, such as digital radio broadcasting, as well as increased competition from other media.

Additional licenses: The Australian Broadcasting Authority (**ABA**) is the regulatory authority which administers the allocation of commercial radio broadcasting licenses under the *Broadcasting Services Act* 1992 (Cth) in Australia (the **Act**).

Additional new licences are currently expected to be issued in Adelaide in October 2003, Sydney and Brisbane in April 2004 and Melbourne in August 2004. Currently, licensees are restricted to holding a maximum of two commercial radio licenses in each designated license area.

Austereo currently operates two commercial radio licenses in each of its key markets. Austereo has publicly called for a review of the two license limitation, and would consider taking up additional licenses in the event that the restriction is lifted.

However, there can be no assurance that Austereo would determine to take up any additional licenses, if available for allocation, or if it so determined, that it would be successful in being allocated such licenses. As a consequence, the granting of additional FM licenses by the ABA to competitors of Austereo could negatively impact Austereo's radio operations.

Expiration of licenses: The Act requires that licenses be renewed every five years. The ABA must renew the license unless it decides that there is a significant risk of an offence against the Act or regulations or a breach of licence conditions.

Dependence on key individuals: Austereo's radio operations are partially dependent upon the performance of certain key individuals, including its programming managers, advertising sales managers and on-air announcers who are well recognised and established in the markets in which Austereo's radio stations operate.

In particular, in certain key time slots, the programs of certain popular on-air announcers are networked to other stations of Austereo in a number of key markets. Austereo has entered into employment agreements, which contain limited non-compete provisions with certain of its programming managers, advertising sales managers and high-profile on-air announcers.

However, there can be no assurance that Austereo will be able to retain such employees, the loss of which could have a material adverse effect upon Austereo's radio operations, or that despite such agreements VRL will be able to prevent them from competing with Austereo in the event of their departure.

(f) Theme parks

The success of a theme park relies heavily on location, climate, theme, tourist numbers and expertise. In addition, the ongoing viability of a theme park depends on regular capital expenditure on the development of new, or the renovation of existing, facilities.

VRL's theme parks compete directly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and alternatives to vacation travel.

Accordingly, VRL's theme park business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Recent adverse terrorist and health developments in Asia have impacted VRL in terms of reduced attendance numbers from international visitors however, this impact has been partially offset by an increase in attendances from within Australia.

VRL believes that the impact of these developments in Asia has not had a material impact on the profitability of VRL as a whole. However, should the situation worsen, this could have a material impact on the profitability of the theme parks segment due to a downturn in tourism.

All of VRL's theme parks are located in Queensland, Australia and accordingly are dependent on factors affecting regional tourism and recreation, including availability of transportation to the area.

Because the great majority of the attractions at VRL's theme parks are outdoor activities, attendance at the parks and, accordingly, the contribution of VRL's theme park operations to VRL's results are significantly affected by the weather.

Additionally, Wet 'n' Wild Water World, one of VRL's parks, is primarily a water park which, by its nature, is more sensitive to adverse weather than are theme parks generally. Unfavourable weekend weather and unusual weather of any kind can adversely affect theme park attendance.

The success of the Sea World Nara Resort Hotel is also dependent on factors such as the type, quality and flexibility of facilities, the state of the Australian tourism industry both domestically and internationally, the exchange rate for Australian dollars (which, among other things, affects the level of foreign tourists), and the resort's local and international reputation.

Changes in the economic conditions and price sensitivity of patrons may result in significant discounting of theme park ticket prices, merchandising and room rates within Sea World Nara Resort Hotel, which could have a corresponding downward effect on margins.

(g) **Film production**

Unpredictability: Film production is highly speculative and inherently risky. Although VRL seeks to limit the financial risk of film production by various means, including incurring debt to finance production on a limited recourse basis and having access to VRL's distribution and exhibition channels, there can be no assurance of the economic success of any film since the revenues derived from the production and distribution of a film (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon its acceptance by the public, which cannot be accurately predicted.

The commercial success of a film also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

Therefore, there is a substantial risk that some or all of VRL's films will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realised.

VRL's production division's current strategy is based on the co-production and co-financing of films with a major US studio (currently principally Warner Bros.) Although, VRL expects that it will continue to be able to co-produce and co-finance films in this way (and in fact the Company has recently signed a new 40 picture co-production arrangement with Warner Bros.), there is no guarantee that Warner Bros. or any other US studio will wish to do so in the future.

Competition: Film production is a highly competitive business, with competition coming both from companies within the film industry and companies using other entertainment media. Many of these competitors have significantly greater financial and other resources than VRL.

The entertainment industry in general and the film industry in particular, are continuing to undergo significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative and competing forms of leisure time entertainment, including pay-television services and home entertainment equipment such as DVDs, video games and computers, although the theatrical success of a film remains a crucial factor in generating revenues in other media such as video cassettes, DVD and television.

Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length films.

Capital requirements: The production of feature films requires substantial capital. The costs of producing films have generally increased in recent years and may continue to increase in the future, thereby increasing the costs to VRL of feature films. VRL's general strategy is to reduce its financial risk on film production by various means, including the use of limited recourse loans.

There can be no assurance that these means of financing will continue to be available to VRL. VRL has established a US$900 million facility that is intended to be available on a revolving basis until February 2006 and which is currently required to be fully amortized by January 2011. Although VRL intends to seek an extension of this facility, this will be dependent on both overall film performance and market conditions at the relevant time.

VRL has limited its exposure to this film facility to US$170 million plus any unfunded P&A costs not recovered by VRP out of exploitation proceeds and previously recouped P&A and distribution fees to a maximum of US$35 million as well as any film exploitation profits received by VRP.

Litigation: A subsidiary of VRL, Village Roadshow Pictures (USA) Inc. ("VRP USA") had had a judgment issued against it for approximately US$32 million. VRP USA is appealing this judgment. VRL believes that, even if the appeal fails, there will be no material effect on VRL's position. VRL has been sued by the same plaintiffs. Liability is not admitted and VRL is defending the matter. VRL believes that the potential losses, if any, arising from this claim are not able to be reliably measured and are not likely to be material. VRL has also received a statement of claim from a company associated with a former executive, Mr. Peter Ziegler. The claim is for more than A$148 million, the vast majority of which relates to a termination payment alleged to be owing. VRL believes the claim will fail. However, VRL can not give any assurance regarding the outcome of these, or any other, litigation in which it is involved.

Other factors: The success of VRL's film studios in Queensland is dependent on factors such as the type, quality and flexibility of facilities, the size and number of sound stages, the state of the film production industry both domestically and internationally, foreign exchange rates, the success of films previously produced at the particular US major studio and its local and international reputation.

There can be no assurance that any movies scheduled for release will be completed or that completion will occur in accordance with the anticipated schedule or budget, as the production, completion and distribution of films is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competitive films.

(h) **Film distribution**

Historically, a substantial amount of VRL's revenue from its distribution operations has been derived from the distribution of film rights acquired from others, and VRL's distribution business is dependent on its ability to continue to acquire rights to distribute commercially successful films.

Accordingly, the success of VRL's distribution operations will be affected by the product available to it from producers, including Warner Bros.

The film distribution business is reliant on the quality of the product available, the acquisition of film rights and distribution of films is a highly speculative business. Each film is an individual artistic work and its commercial success is primarily determined by audience reaction and reviews by film critics.

These factors are beyond the control of VRL and are unpredictable. Because expenditures on promotion and distribution must be committed before it is known whether a film will be a commercial success, the revenues derived from a film do not necessarily correlate to the costs incurred. There can be no assurance as to the economic success of any film. In addition, the ability to identify successful product, fluctuations in foreign exchange rates, a maturing market place for videos and the state of a sometimes volatile television industry are factors which might affect a distributor.

Piracy: The last few years have seen a significant increase in film piracy around the world, which has an impact on film distribution, and film production income as it can reduce revenues at the cinema level as well as video and DVD revenue. Video and DVD revenue has become a significant part of the exploitation rights of a film.

(i) **International operations**

To the extent that VRL develops operations in any country other than Australia, VRL will be subject to the attendant risks of doing business in those countries, including lack of experience with the local market, adverse fluctuations in currency exchange rates, foreign taxes, changes in foreign regulations, political turmoil and deterioration in international economic conditions.

9.3 Risk factors relating to Unsecured Notes

(a) **Factors affecting trading prices**

The trading prices of the Unsecured Notes on ASX will be directly affected by economic, financial and other external factors and market conditions.

(b) **Absence of trading market for Unsecured Notes**

There is no existing market for the Unsecured Notes. There can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of the Unsecured Notes to sell such securities, the price at which the holders of such securities would be able to sell such securities or whether a trading market, if it develops, will continue. See also **section 9.3(a)**, *Factors Affecting Trading Prices* above.

(c) **Subordination of the Unsecured Notes**

Other than in relation to the payment of interest, the Unsecured Notes are subordinated in the right to payment to the claims of all other creditors of VRL, other than those being disputed in good faith.

VRL's ability to make payments on the Unsecured Notes is also partially dependent upon the earnings and project distributions of its subsidiaries and non-consolidated entities in which it has an interest, the assets of which are subject to the prior claims of the secured and unsecured creditors of such subsidiaries and non-consolidated entities.

There are no restrictions on VRL or any of its subsidiaries or non-consolidated entities in respect of the incurrence of additional indebtedness, including indebtedness that ranks pari passu with or senior to the Unsecured Notes or to which the Unsecured Notes are structurally subordinated, and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the VRL's ability to service its debt, including the Unsecured Notes.

Refer to **section 11** of this Scheme Booklet for details of the Unsecured Notes, including the terms of subordination.

(d) **Preference Shares issued on conversion of Unsecured Notes**

Section 11.3 of this Scheme Booklet explains the circumstances under which Unsecured Notes can be converted into Preference Shares.

There are risks attached to holding Preference Shares. These include:

(i) only limited voting rights will attach to the Preference Shares;

(ii) no dividend will be payable on the Preference Shares unless and until it is declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part;

(iii) dividends will be non-cumulative;

(iv) VRL will make reasonable endeavours to apply to ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to ASX; and

(v) even if the application for quotation is made, no guarantee can be given that:

(A) the application will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth $500 or more); or

(B) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

9.4 Risks for non-Australian Preference Shareholders

The Scheme and Buy-Back may have adverse foreign law and taxation implications for Preference Shareholders who are not residents of Australia. Foreign Preference Shareholders who are not residents of Australia should seek their own advice on the implications of the legal and taxation implications of the Scheme and Buy-Back in their jurisdictions.

10. Taxation implications

10.1 Introduction

This **section** provides a broad summary of the Australian income tax, goods and services tax (GST) and stamp duty implications for Preference Shareholders as at the Record Time if the Scheme is approved and implemented.

Taxation is a complex area of law and the taxation implications for a Preference Shareholder may differ from those described in this summary, depending upon the particular circumstances of the Preference Shareholder. Accordingly, this summary should not be relied upon as a substitute for professional advice and all Preference Shareholders should ensure that they seek professional advice specific to their circumstances.

The summary in this **section 10** is restricted to the Australian income tax, goods and services tax and stamp duty implications pursuant to the *Income Tax Assessment Act 1936*, *Income Tax Assessment Act 1997*, *A New Tax System (Goods and Services Tax) Act 1999* (**GST Legislation**) and the relevant stamp duties legislation. It takes into account amendments to those pieces of legislation up to 31 July 2003.

10.2 General

On the basis that the Buy-Back Consideration will contain no dividend or deemed dividend component (refer to *Position of Preference Shareholders - Class Ruling* below), and because the Buy-Back Consideration will be debited to VRL's share capital account, Preference Shareholders who hold their Preference Shares as capital assets will apply Australian capital gains tax (CGT) principles in establishing the Australian taxation consequences of selling their shares back to VRL. The following summary distinguishes between Preference Shareholders who are:

(a) individual Australian resident shareholders or Australian Complying Superannuation Funds;

(b) Australian resident companies; and

(c) Shareholders resident outside Australia.

10.3 Position of Preference Shareholders - Class Ruling

The Australian Taxation Office (**ATO**) has been approached in relation to some of the issues addressed in this summary, including whether the Buy-Back Consideration under the Scheme could be deemed to include any assessable dividend component.

Based upon the details of the transaction supplied to the ATO between 13 August 2003 and 10 September 2003, the ATO has provided VRL with a draft Class Ruling that the Buy-Back Consideration will not include any assessable dividend component. Whilst the draft Class Ruling is technically subject to pending legislation announced on 27 September 2002, regarding the composition of share capital accounts, VRL has no reason to believe that the pending legislation will have any impact on the tax status of the Buy-Back Consideration. Unlike a final Class Ruling a draft Class Ruling cannot be relied upon. Draft rulings do not in any way bind the Commissioner and any final ruling may differ to the draft ruling.

At the time when this summary was prepared, a final Class Ruling to the above effect had not been issued by the ATO. VRL anticipates that the ATO will be in a position to issue a final Class Ruling before the Scheme Meeting and the General Meeting are held. When issued, the Class Ruling may be accessed via the Internet site http://law.ato.gov.au or by contacting VRL Information Line on 1300 302 106 (toll free in Australia) or +612 9240 7460 (outside Australia).

The following paragraphs include a general summary of the Australian taxation consequences of selling Preference Shares in the Buy-Back. It applies only to VRL Preference Shareholders who hold their Preference Shares as capital assets. It does not apply to Preference Shareholders who hold their Preference Shares as trading stock in the course of carrying on a business of trading in shares or who hold their Preference Shares for the purpose of sale at a profit.

10.4 Individual Australian Resident Shareholders & Australian Complying Superannuation Funds

The Buy-Back will constitute a disposal of the Preference Shares by you for CGT purposes. If you are an Australian resident individual or a complying superannuation fund that disposes of Preference Shares, any capital gain is included in the calculation of your taxable income. If a capital loss is realised, it can be offset against capital gains you realise in the same income year or in later income years.

Calculating a Capital Gain or Loss

A capital gain or loss is calculated as the difference between the capital proceeds received on the disposal of each Preference Share and the cost base of that Preference Share (or reduced cost base if there is a capital loss).

If you sell your shares in the Buy-Back, you will be taken to have received the Buy-Back Consideration of $1.25 as capital proceeds for the disposal of each Preference Share. You will generally have a cost base for each Preference Share equal to your acquisition cost of the Preference Share, plus any non-deductible incidental costs of acquisition and disposal of the Preference Share.

Discount Capital Gains or Indexation

If you have held your Preference Shares for at least 12 months at the Record Time, you will be eligible for the CGT discount on any capital gain you derive. The effect of the discount for an Australian resident individual shareholder is that you pay tax on only half of any capital gain you make (after deducting any capital losses). The effect of the discount for a complying superannuation fund is that you pay tax on only two-thirds of the capital gain you make (after deducting any capital losses).

Alternatively, if you acquired your Preference Shares prior to 11.45am (AEST) on 21 September 1999 and make a capital gain you could use the indexation method to determine your capital gain as an alternative to the CGT discount method. The cost base should be indexed only to 30 September 1999. Indexation cannot be used in the calculation of a capital loss. It will be available only if your unindexed cost base is less than $1.25 (i.e. the Buy-Back Consideration per Preference Share). The benefit of indexation is that it reduces the amount of your taxable capital gain.

Implications of holding Unsecured Notes

The gross amount of any interest paid or credited to you in each income year in respect of the Unsecured Notes should be included in your assessable income for the income year. If you have not provided your Tax File Number to VRL, VRL is required to withhold tax at the rate of 48.5% from the gross amount. The amount withheld may be claimed as a credit against income tax assessed on the gross interest.

Implications of disposing of Unsecured Notes

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of your Notes prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the disposed Notes. If you receive more than the Principal Outstanding, the excess will be fully assessable as income, and no CGT discount will be available because the Note is considered to be a traditional security. If you receive less than the Principal Outstanding, the shortfall will be correspondingly deductible against your assessable income.

Should the circumstances arise in which you are in a position to choose to convert your Unsecured Notes into New Preference Shares, it is recommended that you seek specific taxation advice before making the choice.

10.5 Australian Resident Companies

As described above, the Buy-Back constitutes a disposal by you of the Preference Shares for CGT purposes. This may give rise to a capital gain or capital loss.

Calculating a Capital Gain or Loss

A capital gain or loss is calculated as the difference between the capital proceeds received on the disposal of each Preference Share and the cost base of that Preference Share (or reduced cost base if there is a capital loss).

For the purposes of calculating whether a company has made a capital gain, it will be taken to have received $1.25 as capital proceeds for the disposal of each Preference Share. You will generally have a cost base for each Preference Share equal to the acquisition cost of the Preference Share, plus any non-deductible incidental costs of acquisition and disposal of the Preference Share. This cost base is able to be indexed for inflation up to 30 September 1999, but not for the purpose of calculating a capital loss. No discount of the capital gain amount is available to an Australian resident company (or an entity taxed as if it were a company) that disposes of a Preference Share.

Implications of holding Unsecured Notes

The gross amount of any interest paid or credited to you in each income year in respect of the Unsecured Notes should be included in your assessable income for that income year. If you have not provided your Tax File Number to VRL, VRL is required to withhold tax at the rate of 48.5% from the gross amount. The amount withheld may be claimed as a credit against income tax assessed on the gross interest.

Implications of disposing of Unsecured Notes

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of your Notes prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the disposed Notes. If you receive more than the Principal Outstanding, the excess will be fully assessable as income because the Note is considered to be a traditional security. If you receive less than the Principal Outstanding, the shortfall will correspondingly be deductible against your assessable income.

Should the circumstances arise in which you are in a position to choose to convert your Unsecured Notes into New Preference Shares, it is recommended that you seek specific taxation advice before making the choice.

10.6 Preference Shareholders Resident Outside Australia

If you are ***not*** an Australian resident, although the Buy-Back will constitute a disposal of your Preference Shares by you, you will not make a capital gain or capital loss for Australian CGT purposes unless you, together with your Associates, have held at least 10% of the value of all of the issued shares of VRL at any time during the five years up to the Record Date.

Foreign Preference Shareholders

If you are a Foreign Preference shareholder, it is proposed that your Unsecured Note entitlement will be issued to an Australian resident nominee and that the Nominee will promptly sell the Unsecured Notes on your behalf. As the Unsecured Notes are considered to be traditional securities, it is possible that the proceeds, to the extent, if any, that they exceed $1 per Note, will be included in your assessable income for Australian tax purposes. Correspondingly, any shortfall in the proceeds below $1 may be available as a deduction. If your country of residence has concluded a Double Taxation Agreement with Australia, you should seek advice as to the possible application of that Agreement.

Other Non-resident Preference Shareholders

If you are a non-resident of Australia but are not a Foreign Preference Shareholder, your entitlement to interest on the Unsecured Notes will be exempt from Australian withholding tax because the issue of the Unsecured Notes is considered to satisfy the public offer test set out in paragraph 128F(3)(b)(ii) of the *Income Tax Assessment Act 1936*.

As the Unsecured Notes are to be quoted on the ASX, it is possible that you will dispose of some or all of them prior to maturity. If so, you may receive either more or less than the Principal Outstanding on the Unsecured Notes. As the Unsecured Notes are considered to be traditional securities it is possible that any excess you receive over the Principal Outstanding will be included in your assessable income for Australian tax purposes. Correspondingly, any shortfall below the Principal Outstanding may be available as a deduction. If your country of residence has concluded a Double Taxation Agreement with Australia, you should seek advice as to the possible application of that Agreement.

10.7 Position of Ordinary Shareholders

As Ordinary Shareholders do not participate in the Scheme, there will be no tax implications for Ordinary Shareholders (unless Ordinary Shareholders also hold Preference Shares).

10.8 Goods & Services Tax

Under the GST Legislation, GST will not be payable on the transfer of the Preference Shares or the Unsecured Notes in the Buy-Back. The transfer of the Shares and Unsecured Notes will constitute a 'financial supply' which is an input-taxed supply for the purposes of the GST legislation.

10.9 Stamp Duty

Under Australian Stamp Duty legislation, no stamp duty will be payable on the transfer of Preference Shares in the Buy-Back as the Preference Shares are listed on the ASX.

11. Details of Unsecured Notes

11.1 Rights and liabilities attached to Unsecured Notes

Introduction

The contractual rights and liabilities attached to Unsecured Notes and other matters described in this **section 11**, are set out in:

(a) the Unsecured Notes Trust Deed; and

(b) the conditions of issue of those Unsecured Notes contained in Schedule 1 to the Unsecured Notes Trust Deed (**Conditions**).

No Unsecured Notes may be issued and the Unsecured Notes Trust Deed is of no effect unless and until a copy of the Court Order is lodged with ASIC.

All amounts payable under the Unsecured Notes Trust Deed or the Conditions are payable in Australian dollars.

Basic terms

Under the Conditions, VRL may issue Unsecured Notes fully paid to the value of $1 each through the application of part of the consideration (that is $1 of the $1.25 cash full consideration) payable to Preference Shareholders under the Scheme for agreeing to have each of their Preference Shares bought back and cancelled.

The term of the Unsecured Notes is 3 years. The Unsecured Notes mature on the third anniversary of their Issue Date. VRL will redeem any outstanding Unsecured Notes on maturity at a price equal to the principal then outstanding on the Unsecured Note (that is, 34 cents).

The principal outstanding on each Unsecured Note will initially be $1, but will reduce by 33 cents on each of the first and second anniversaries of the Issue Date. These principal amounts will be paid to Unsecured Note holders within 14 days of each such anniversary.

VRL must pay interest on the principal outstanding of each Unsecured Note at a rate of 10% per annum. Interest accrues daily on each Unsecured Note from its Issue Date until it is redeemed, purchased by VRL, or its holder issues a conversion notice, whichever is the earlier. Interest is due and payable in arrears on each six month and one year anniversary of the Issue Date and when the Unsecured Note is redeemed, purchased or converted.

If a payment of interest is overdue more than 30 Business Days or any principal due on the Unsecured Notes is not paid when due, the interest rate will increase to 15% for so long as any Unsecured Notes remain outstanding. On demand, VRL must pay an Unsecured Note holder any such overdue interest. Overdue interest will be compounded at intervals of 6 months, bearing interest at the default rate.

Failure to pay due to oversight or administrative error is disregarded for the purpose of determining whether there has been a failure to pay interest or principal, including in relation to any Conversion Event (refer **section 11.3** of this Scheme Booklet).

VRL will apply to quote the Unsecured Notes on ASX as provided under the Scheme.

11.2 Subordination

Unsecured Notes rank in priority to all shares (including Preference Shares) if VRL is wound up. While they remain outstanding, interest payable on Unsecured Notes will be paid in priority to share dividends and capital and, if overdue more than 30 Business Days, will rank equally with all unsubordinated unsecured liabilities of VRL.

The rights of the Unsecured Note holders (other than in relation to interest overdue more than 30 Business Days **(Unsubordinated Note Debt)**) are, however, subordinated to VRL's other creditors, including the PRIDES. If VRL is wound up, the Unsecured Notes will rank behind all amounts owing to its secured, unsecured and other subordinated creditors other than those disputed by VRL in good faith (**Senior Debt**).

If at any time any part of the Senior Debt is overdue (other than unsecured trade creditors within their payment terms), Unsecured Note holders and the Trustee will not be entitled to:

(a) be paid any amounts other than Unsubordinated Note Debt owing in respect of an Unsecured Note;

(b) accelerate, demand or bring proceedings in relation to payment of those amounts;

(c) pass any resolution or give any direction relating to enforcement of the Unsecured Notes Trust Deed, including directing the Trustee to issue a notice concerning an Event of Default (refer **section 11.4** of this Scheme Booklet);

(d) take any action to appoint an external administrator or wind up VRL in relation to those amounts; or

(e) set off or combine accounts in relation to those amounts.

However, if VRL does pay any amounts owing other than Unsubordinated Note Debt to Noteholders, Noteholders will be regarded, despite paragraph (a) above, as entitled to keep such payments.

11.3 Contingent conversion right

An Unsecured Note holder may convert all (but not some) of its Unsecured Notes into Preference Shares by delivering a notice to VRL's Unsecured Note registry during the 15 Business Days after a 'conversion event' occurs. If it issues a conversion notice, the holder consents to a holding lock (or similar restriction on transfer) being placed on its Unsecured Notes from the date of the notice.

A 'conversion event' occurs if VRL does not pay:

(a) interest, within 30 Business Days of it being due; or

(b) any part of the principal outstanding when due for payment.

A Conversion Event, however, does not occur if VRL fails or refuses to pay an amount:

(a) as a result of force majeure;

(b) to comply with the law or a court order; or

(c) due to a failure or difficulty in the banking or computer system used by VRL which lasts more than 15 Business Days.

Under the Conditions, VRL can be deemed to have paid an amount despite, for example, a cheque being unclaimed or unpresented, electronic funds transfer being rejected, or an administrative error.

When do they convert?

Unsecured Notes the subject of a conversion notice will convert 20 Business Days after the relevant Conversion Event occurs. The Preference Shares will be issued within 3 Business Days after the conversion date but will be deemed to have been issued on the conversion date. VRL will make reasonable endeavours to have these shares quoted on ASX but this is not guaranteed and VRL may not apply for quotation, for example, if it reasonably believes that it cannot quote the resulting Preference Shares on ASX without breaching a representation to ASX or the law.

How many Preference Shares can an Unsecured Note be converted into?

The number of Preference Shares to be issued on conversion is equal to the sum of the products of each Unsecured Note the subject of the relevant conversion notice multiplied by its 'conversion ratio' (see below). Where the total number of Preference Shares to be issued, includes a fraction, that fraction will be disregarded.

By giving a conversion notice, an Unsecured Note holder directs VRL to take all accrued interest in relation to the Unsecured Notes (including any interest which is due and payable but unpaid (**Overdue Interest Amount**)) being converted on the conversion date into account in determining the conversion ratio. Before it is taken into account in determining the conversion ratio, the Overdue Interest Amount will be adjusted so that any overdue interest will be taken into account at the Default Rate.

Consequently, VRL is deemed to have paid the Overdue Interest Amount on the conversion date and its obligation to pay any interest or principal amounts in relation to the Unsecured Note ceases.

What is the conversion ratio?

The conversion ratio for an Unsecured Note at any given time is the sum of the principal outstanding and all accrued interest (including any Overdue Interest Amount) in relation to the Note divided by $1.

11.4 Summary of Unsecured Notes Trust Deed

The Unsecured Notes Trust Deed establishes an Unsecured Notes scheme in accordance with Chapter 2L of the Act in relation to the Unsecured Notes. Such a scheme is required under that Act because the Unsecured Notes are being issued under the Scheme.

VRL must comply with various statutory obligations and other duties, including quarterly reporting obligations to the Trustee and that it must:

(a) carry on and conduct its business in a proper and efficient manner;

(b) provide a copy of the deed to an Unsecured Note holder or the Trustee, if they ask for a copy;

(c) make all of its financial and other records available for inspection by:

  (i) the Trustee, its attorneys, agents and authorised delegates; or

(ii) an officer or employee of the Trustee authorised by the Trustee to carry out the inspection; or

(iii) a registered VRL auditor appointed by the Trustee to carry out the inspection,

and give them any information, explanations or other assistance that they require about matters relating to those records;

(d) if it creates a charge:

(i) provide the Trustee with written details of the charge within 21 days after it is created; and

(ii) if the total amount to be advanced on the security of the charge is indeterminate and the advances are not merged in the current account with bankers, trade creditors or anyone else, give the Trustee written details of the amount of each advance within 7 days after it is made; and

(e) comply with the deed, including the Conditions and provisions relating to Unsecured Note holder meetings.

Events of default

If:

(a) an event of default occurs,

(b) the Unsecured Note holders resolve and direct the Trustee to issue a default notice; and

(c) when the default notice issued, the event of default subsists without being remedied,

the Trustee must declare the moneys owing in relation to the Unsecured Notes immediately due and payable.

An event of default occurs if:

(a) VRL stops payment to creditors generally or enters into an arrangement, assignment or composition with substantially all of its creditors without the consent of the Trustee;

(b) an administrator (as defined in section 9 of the Act) is appointed to VRL or any person on its behalf requests the appointment of an administrator to VRL;

(c) an order is made for the winding up of VRL;

(d) an effective resolution is passed for the winding up of VRL, except for the purpose of amalgamation or reconstruction;

(e) a court or a relevant authority holds or VRL asserts in writing or claims in any proceeding that the Unsecured Notes Trust Deed is void, voidable or unenforceable;

(f) the composition of the Board ceases for any reason to be controlled by at least one of Village Roadshow Corporation Limited ABN 89 004 318 610 (**VRC**) or a person who at the date of the Unsecured Notes Trust Deed controlled the composition of VRC's board without the approval of Unsecured Note holders by way of special resolution;

(g) other than as provided in the Scheme or this Scheme Booklet, VRL varies, cancels or modifies rights attached to Preference Shares other than as provided under the Scheme or this Scheme Booklet without the approval of Unsecured Note holders by way of a special resolution;

(h) VRL undertakes an amalgamation or reconstruction under section 413 of the Act which has a material adverse effect on the rights of Unsecured Note holders under the terms of the Unsecured Notes Trust Deed and the Conditions to be paid any moneys or convert any Unsecured Notes without the approval of Unsecured Note holders by way of a special resolution;

(i) VRL pays a dividend, makes a return of capital (whether by capital reduction, buy-back or otherwise) or makes any other distribution to the holders of shares and at that time any interest or principal repayment amount on the Unsecured Notes is overdue.

Subject to the Unsecured Notes Trust Deed, the Trustee may revoke a default notice, if the event of default is remedied or waived, or institute proceedings to enforce payment of the Unsecured Notes and recover any other moneys owing in relation to the Unsecured Notes.

11.5 Rights and obligations of trustee

The Trustee is appointed as the trustee for the Unsecured Note holders under the Unsecured Notes Trust Deed. It agrees to hold in trust for the benefit of Unsecured Note holders:

(a) the right to enforce VRL's duty to pay the moneys owing on the Unsecured Notes when due and to repay the principal outstanding on each Unsecured Note in accordance with the Unsecured Notes Trust Deed and the Conditions;

(b) any charge or security for repayment (if applicable). The Unsecured Notes are not secured by any such charge or security;

(c) the right to enforce any other duties VRL has under the Unsecured Notes, the Unsecured Notes Trust Deed, the Conditions or Chapter 2L of the Act,

and to act in the interests and for the benefit of Unsecured Note holders on the terms of the Unsecured Notes Trust Deed and the Conditions.

The Trustee has entered into the deed only in its capacity as trustee of the trust established by the Unsecured Notes Trust Deed and in no other capacity.

Rights

Subject to the Unsecured Notes Trust Deed, the Trustee has all the powers in relation to the Unsecured Note trust scheme as a natural person or corporation and may exercise any such powers in its absolute discretion.

The Trustee is not required to do or refrain from doing anything under the Unsecured Notes Trust Deed unless and until it has been directed to do so by a resolution of Unsecured Note holders. The Trustee will not be liable for any action or failure to act where the Trustee has acted in good faith in accordance with such a resolution.

Subject to the Act, the Trustee may, in its absolute discretion, in relation to any breach or default under the Deed:

(a) where directed to do so by a resolution of Unsecured Note holders, waive or excuse any breach or default except non-payment of the principal outstanding of any Unsecured Note;

(b) not inform Unsecured Note holders of any breach or default;

(c) even if it knows of any breach or default, refuse to take any action or proceeding against VRL to enforce any obligation to be performed (including, without limitation, an obligation to pay moneys owing under the Unsecured Notes Trust Deed) unless it is satisfactorily indemnified against all liabilities, proceedings, claims and demands to which the Trustee may become liable and all costs, charges and expenses (including its rights to remuneration under the Unsecured Notes Trust Deed) which it may incur as a result; and

(d) must not take any action in relation to any breach or default by VRL unless it actually knows of the breach or default, is advised of the breach or default and is directed to act by resolution of Unsecured Note holders. Until then, the Trustee can assume that no such breach or default has occurred.

The Trustee may authorise and delegate any person to do anything that the Trustee may lawfully delegate, including any trusts, powers or discretions vested in the Trustee.

Subject to the Act and always acting in good faith to Unsecured Note holders, the Trustee may also engage in certain activities that may otherwise give rise to a conflict of interest, such as holding Unsecured Notes or securities in VRL.

Obligations

To the extent permitted by law, all liabilities and responsibilities imposed on the Trustee by law are expressly waived except to the extent expressly provided in the Unsecured Notes Trust Deed. The Trustee will only be exempted from liability for failing to show the degree of care and diligence required by the Act to the extent approved by Unsecured Note holders in meeting.

Subject to the Unsecured Notes Trust Deed and its legal duties as trustee, the Trustee must not interfere with the conduct of VRL's ordinary business unless:

(a) the moneys owing in respect of the Unsecured Notes have become due and payable as a result of a breach or default under the deed; and

(b) the Trustee must enforce under the Unsecured Notes Trust Deed or has been directed to do so by Unsecured Note holders.

The Trustee must comply with its duties under Chapter 2L of the Act.

11.6 Fees and expenses of trustee

VRL must pay the Trustee:

(a) an annual fee of $45,000 per year for each year or part thereof during which any Unsecured Notes remain on issue (to be paid half yearly in advance);

(b) a fee charged at an hourly rate of $300.00 per hour for all work done by the Trustee in connection with or arising from an event of default or issue of a default notice; and

(c) any additional or other remuneration as agreed between VRL and the Trustee.

The fees will increase annually with CPI (Weighted Average of the Eight Capital Cities All Groups) .

The Trustee may also seek to be reimbursed or have amounts advanced to it for all costs and expenses in connection with:

(i) the preparation, execution, registration, stamping and administration of the Unsecured Notes Trust Deed or review of the Scheme Booklet;

(ii) any breach by VRL of any terms of the Unsecured Notes Trust Deed or the Corporations Act;

(iii) preparations for the convening and holding of any meeting of Unsecured Note holders and the carrying out of any direction or resolution of Unsecured Note holders;

(iv) any amendment or proposed amendment to the Unsecured Notes Trust Deed or any question relating to the construction of the deed, including the Conditions; and

(v) any costs reasonably incurred by the Trustee in carrying out its duties and obligations under the Unsecured Notes Trust Deed or the law.

The above fee and costs and expenses must be paid in priority to any Unsecured Note holder's claim and are payable until the debenture trust scheme is wound up.

VRL's liability for legal fees in relation to preparation, execution, registration and stamping of the Unsecured Notes Trust Deed and review of the Scheme Booklet is capped at $10,000.

11.7 Trustee indemnity

In addition to any indemnity available to the Trustee at law, if required, VRL must indemnify the Trustee for all fees, costs, losses, liabilities, and expenses (**Costs**) incurred by the Trustee in carrying on the debenture trust or exercising any of its powers under the Unsecured Notes Trust Deed. However, this indemnity is limited. It does not cover Costs arising from the Trustee's wilful default, negligence, fraud or breach of trust or any taxes (excluding any GST) imposed on the Trustee's remuneration as trustee.

Unless it acts in wilful default, negligently, fraudulently or in breach of trust, the Trustee will not be liable to anyone for loss caused by:

(a) the Trustee's acts or omissions in reliance on various matters, including the Unsecured Note Register and information or documents supplied by VRL or its agent unless the Trustee had contrary knowledge;

(b) any act, omission, neglect or default of any other person under or in connection with the Unsecured Notes Trust Deed or a Unsecured Note;

(c) any act or omission required by law or a court;

(d) any act or omission in accordance with a duly passed Unsecured Note holders' resolution;

(e) any act or omission of an operator of any securities title, transfer or holding system;

(f) the Trustee validly exercising any power under the Unsecured Notes Trust Deed;

(g) any payment having been made to any fiscal authority; or

(h) the Trustee waiving or excusing any breach by VRL of its obligations under the Unsecured Notes Trust Deed.

The Trustee's indemnity and limitation on its liability are subject to the Act. Section 283DB of the Act voids any part of the Unsecured Notes Trust Deed exempting the Trustee from, or indemnifying the Trustee against, liability for breach of section 283DA of the Act for failing to show the required degree of care and diligence, unless the relevant term or provision:

(a) releases the Trustee from liability for an act or omission before the release is given; or

(b) enables a meeting of debenture holders to approve the release before it is given.

Neither paragraph (a) or (b) apply to the indemnity or limitation of liability provisions of the Unsecured Notes Trust Deed, so section 283DB of the Act effectively acts as a further limit on the Trustee's indemnity and liability limitation.

The Trustee may satisfy its indemnity out of any moneys it has arising from the Unsecured Notes Trust Deed and is not obliged to carry out any act under the deed until it is indemnified to its reasonable satisfaction.

11.8 Trustee disclaimer

The Trustee's role in relation to this Scheme Booklet has been limited to reviewing those sections of the Scheme Booklet which name the Trustee or (and for the purpose of ensuring that there is no inconsistency with relevant terms of the Unsecured Notes Trust Deed), those sections which relate to the Unsecured Notes Trust Deed and the conditions on which the Unsecured Notes will be issued. The Trustee has not reviewed any other sections of the Scheme Booklet, has not otherwise been involved in the preparation of the Scheme Booklet and takes no responsibility for any part of the Scheme Booklet.

12. Terms of issue of Preference Shares into which Unsecured Notes may convert

New Preference Shares issued on conversion of Unsecured Notes will be issued on substantially the same terms as the Preference Shares bought back under the Buy-Back.

The following summary is a description of the rights attaching to the present Preference Shares. The only differences in the rights attaching to any new Preference Shares issued on conversion of Unsecured Notes will be as a result of the Constitution Modifications.

Preference Shares are non-voting shares that entitle the holders to a non-cumulative dividend in priority to all other classes of VRL shares.

The dividend is determined annually by the Directors. If a dividend is declared, it must be the greater of 10.175 cents per share or 3 cents above all the dividends per share payable on Ordinary Shares in respect of the corresponding fiscal year.

A comparison of the main features of the Preference Shares and Ordinary Shares, is set out below.

	Ordinary Shares	Preference Shares
Receipt of Notices	YES	YES
Attend and participate in shareholder meetings	YES	YES, subject to voting restrictions
Voting	One vote for every share held	One vote per Preference Share in one or more of the following circumstances: • during a period during which a dividend (or part of a dividend) in respect of a Preference Share has been declared and is in arrears; • on a proposal to reduce VRL's share capital; • on a resolution to approve the terms of a buy-back agreement; • on a proposal that affects rights attaching to the Preference Shares; • on a proposal to wind-up VRL; • during the winding up of the Company; and • on a proposal for the disposal of the whole of VRL's property, business and undertaking.
Dividends	As proposed by Directors	If a dividend is recommended by directors and declared, it will be a minimum of 10.175 cents per share or 3 cents above the ordinary dividend, whichever is higher. Preference Share dividends have priority to ordinary dividends. **Dividend rights are non-cumulative.**
Redemption	Not applicable	Not applicable

	Ordinary Shares	Preference Shares
Conversion to Ordinary Shares	Not applicable	In the event of an unconditional takeover for VRL, Directors issue a statement which recommends acceptance and/or advises that VRC intends to accept the offer, Preference Shares convert to Ordinary Shares at a ratio of one for one.
Winding up	After holders of Preference Shares first paid $0.50, next $0.50 to ordinary, then equally with Preference Shares	In priority to Ordinary Shareholders to $0.50, then Ordinary paid $0.50, then surplus shared pro rata between the two classes.

No dividend is payable on Ordinary or Preference Shares unless and until it is authorised by the Directors for payment and declared following a Directors' recommendation. Directors reserve a discretion to authorise or recommend a dividend or not to do so, wholly or in part.

The rights attaching to the Preference Shares are also set out in the Constitution, a copy of which can be downloaded from VRL's website at www.villageroadshow.com.au or which is available on request from the VRL Information Line.

VRL will make endeavours to apply to ASX to have the Preference Shares issued on conversion of Unsecured Notes quoted, but it is not obliged to do so if it reasonably believes, for example, that to do so would result in it breaching the law or a representation and warranty to ASX.

Even if the application is made, no guarantee can be given that:

(a) the application for quotation will be successful. For example, there may be insufficient Preference Shares issued to satisfy the requirement in Condition 6 of Listing Rule 2.5 that there be at least 100,000 Preference Shares on issue and 50 holders with marketable parcels (generally speaking, parcels worth $500 or more); or

(b) even if the application for quotation is successful, there will be a liquid market for the Preference Shares.

If the issue of Preference Shares on conversion of Unsecured Notes were to attract the operation of section 707(3) of the Act, a sale of the Preference Shares within 12 months of their issue would require disclosure under Part 6D.2 of the Act (for example, under a prospectus) unless an exemption under section 708 of the Act applied.

VRL believes that:

- because VRL will issue Preference Shares on conversion of Unsecured Notes at the request of holders of the Preference Shares and not for the purpose of Noteholders selling or transferring the Preference Shares; and
- the operation of Categories 7 and 9 in Schedule C to ASIC Class Order 02/1180 (assuming that Class Order continues to apply),

will mean that a sale of Preference Shares issued following conversion of Unsecured Notes should not attract the operation of section 707(3) of the Act.

VRL's belief about these matters is not a statement of legal or investment advice. VRL is not qualified or permitted to give such advice.

Investors who are concerned about this issue must make their own enquiries and seek their own advice in relation to this issue.

13. Additional information

13.1 Treatment of Foreign Preference Shareholders' Unsecured Notes

The distribution of this Scheme Booklet in jurisdictions outside Australia might be restricted by law. Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

Any Unsecured Note which would otherwise be issued to a Foreign Preference Shareholder under the Scheme will be issued to the Nominee, being the nominee appointed by the Board. The terms of appointment of the Nominee in respect of the Foreign Preference Shareholders are set out in the Nominee Deed Poll.

The Nominee will as soon as practical sell the Unsecured Notes issued to it and distribute to the Foreign Preference Shareholders their proportion of the cash proceeds of the sale of the Unsecured Notes, after deducting the costs and expenses of the sale and of their appointment and any Taxation.

The Nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure sale of Unsecured Notes by it does not place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

Foreign Preference Shareholders will be taken to have authorised VRL and the Nominee and appointed VRL and their attorney with authority to sell the Unsecured Notes issued to the Nominee, deliver clear title to the Unsecured Notes to a transferee of the Unsecured Notes and do any other thing including execute any other document necessary to give effect to the above.

13.2 Consents and disclaimers

The following parties have given and have not as at the date this Scheme Booklet, withdrawn their written consent to be named in this Scheme Booklet in the form and context in which they are named:

(a) Citigroup Global Markets Australia Pty Ltd ACN 003 114 832 as financial adviser to VRL;

(b) Minter Ellison as legal adviser to VRL;

(c) Permanent Trustee Company Limited ACN 000 000 993 as Trustee;

(d) Grant Samuel as the Independent Expert;

(e) Computershare as the VRL Registrar;

(f) Shaddick & Spence as tax adviser to VRL; and

(g) Ernst & Young as auditors to VRL.

In addition:

(a) Grant Samuel consents to the inclusion of the Independent Expert's Report set out in **Appendix A** to this Scheme Booklet and statements based on the Independent Expert's Report contained in this Scheme Booklet in the form and context in which they appear; and

(b) Ernst & Young consents to the inclusion of the audited financial statements set out in **Appendix D** to this Scheme Booklet and references to the Audited Financial Statements contained in this Scheme Booklet in the form and context in which they appear.

Each of the above persons:

(a) does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based other than, in the case of Grant Samuel and Ernst & Young, a statement or report included in this Scheme Booklet with their consent; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Scheme Booklet, other than a reference to its name and, in the case of Grant Samuel and Ernst & Young, any statement or report which has been included in this Scheme Booklet with their consent. Other than referred to above, Ernst & Young was not involved in the preparation of any part of the Scheme Booklet and has not authorised or caused the issue of any part of this Scheme Booklet.

Grant Samuel will be paid a fee plus out of pocket expenses for the preparation of the Independent Expert's Report. The payment of this fee is in no way contingent on the conclusion reached by Grant Samuel in the Independent Expert's Report and the fee is payable whether or not the Scheme is implemented.

13.3 Interests of directors

(a) Ordinary Shares, Preference shares and PRIDES held by Directors

The following tables sets out the number of Ordinary Shares, Preference Shares and PRIDES held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Scheme Booklet.

Director	Number of Ordinary Shares	Number of Preference Shares	Number of PRIDES
Robert Kirby	118,464,984	407,073	Nil
John Kirby	118,363,984	306,906	Nil
Graham Burke	118,366,384	1,397,306	Nil
Peter Foo	Nil	Nil	Nil
Peter Harvie	257,400	242,900	Nil
William Conn	191,563	1,153,019	Nil
Peter Jonson	10,000	33,236	Nil
Barry Reardon	10,000	8,552	Nil

It is the current intention of each of Robert Kirby, John Kirby and Graham Burke that, to ensure they and their Associates are able to vote in favour of the Buy-Back at the General Meeting:

- the Preference Shares held by or on their behalf, or in which they have a relevant interest, will be sold before the date of the General Meeting and Scheme Meeting; and
- they will not have a relevant interest in, or be an Associate of any person who has a relevant interest in, Preference Shares on the date of the General Meeting and Scheme Meeting.

(b) Options held by Directors

The following table sets out the number and exercise price of Options held by or on behalf of each Director or in which each Director has a relevant interest, as at the date of this Scheme Booklet:

Director	Number	Exercise price
Robert Kirby	Nil	n/a
John Kirby	Nil	n/a
Graham Burke	2,000,000 2,000,000 2,000,000	$3.00 $4.00 $5.00
Peter Foo	Nil	n/a
Peter Harvie	Nil	n/a
William Conn	Nil	n/a
Peter Jonson	Nil	n/a
Barry Reardon	Nil	n/a

(c) **Agreements or arrangements with Directors**

There is no agreement or arrangement made between any Director and any other person, in connection with or conditional upon the outcome of the Scheme.

(d) **Retirement benefits**

There is no payment or other benefit that is proposed to:

(i) be made or given to any Director, secretary or executive officer of VRL as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in VRL or in a related body corporate; or

(ii) be made or given to any director, secretary or executive office of any related body corporate as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in that body corporate or in VRL.

(e) **Other interests of Directors**

Except as set out in this Scheme Booklet, no Director has any other interest whether as a Director, member or creditor of VRL or otherwise, material to the Scheme.

13.4 Information lodged with ASIC and disclosed to ASX

VRL is a 'disclosing entity' for the purposes of the Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed entity, VRL is subject to the Listing Rules which require continuous disclosure of any information which VRL has concerning itself that a reasonable person would expect to have a material effect on the price or value of VRL Shares.

Copies of certain announcements made by VRL on ASX are available from ASX or on VRL's website, www.villageroadshow.com.au.

In addition, VRL is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by VRL may be obtained from, or inspected at, ASIC offices.

13.5 Provision of documents

VRL will until the date of the General Meeting and Scheme Meeting provide free of charge to any Ordinary Shareholder or Preference Shareholder a copy of:

(a) the Unsecured Notes Trust Deed;

(b) the Constitution;

(c) until the date the annual report for VRL for the year ended 30 June 2003 is lodged with ASIC:

(i) the annual report for VRL for the year ended 30 June 2002 (being the annual report most recently lodged with ASIC before this Scheme Booklet was lodged with ASIC);

(ii) the half yearly report for VRL for the half year ended 31 December 2002; and

(iii) any continuous disclosure notice given to ASX by VRL after lodgment with ASIC of the annual report for the year ended 30 June 2002 and before the date of the General Meeting and Scheme Meeting; and

(d) from the date the annual report for VRL for the year ended 30 June 2003 is lodged with ASIC:

(i) the annual report for VRL for the year ended 30 June 2003: and

(ii) any continuous disclosure notice given to ASX by VRL after lodgment with ASIC of the annual report referred to above and before the Scheme Meeting.

Copies of each of the above documents are or will be (as the case may be) available on VRL's website, www.villageroadshow.com.au.

13.6 Supplementary Information

VRL will issue a supplementary document to the Scheme Booklet if it becomes aware of any of the following between the date of lodgment of this Scheme Booklet for registration with ASIC and the Scheme Lodgement Date:

(a) a material statement in the Scheme Booklet is false or misleading;

(b) a material omission from the Scheme Booklet;

(c) a significant change affecting a matter in the Scheme Booklet; or

(d) a significant new matter has arisen and it would have been required to be included in a Scheme Booklet if known about at the date of lodgment with ASIC.

Depending on the nature and the timing of the changed circumstances and subject to obtaining any relevant approvals, VRL may circulate and publish any supplementary document by:

(a) placing an advertisement in a prominently placed newspaper which is circulated generally throughout Australia;

(b) posting the supplementary document on VRL's website; or

(c) making an announcement to ASX.

13.7 Date

This Scheme Booklet is dated 26 September 2003.

14. Glossary

In this Scheme Booklet, unless the context requires otherwise:

Act means the Corporations Act 2001 (Cth).

AEST means Australian Eastern Standard Time.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given in the Act.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means the Board of Directors of VRL for the time being.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to this Scheme.

Buy-Back Agreement means, in respect of a Preference Shareholder, an agreement pursuant to the Scheme between VRL and the Preference Shareholder under which VRL agrees to buy back all of the Preference Shareholders' Preference Shares for the Buy-Back Consideration.

Buy-Back Consideration has the meaning given in **section 7.2** of this Scheme Booklet.

Buy-Back Offer means, in respect of a Preference Shareholder, an offer by VRL pursuant to the Scheme to the Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Class Ruling means a Class Ruling by the Commissioner of Taxation pursuant to section 14ZAAF of the Taxation Administration Act 1953 (Cth) obtained by VRL in respect of the year of income ending on 30 June 2004 relating to Preference Shareholders.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

Company or **VRL** means Village Roadshow Limited ACN 010 672 054.

Constitution means the constitution of VRL.

Constitution Modifications means the proposed modifications to VRL's Constitution to be considered and voted on at the General Meeting described in **section 7.8** of this Scheme Booklet.

Conversion Event means an event which entitles an Unsecured Note holder to convert their Unsecured Notes which is described in **section 11.3** of this Scheme Booklet.

Court means the Supreme Court of Victoria.

Court Approval Date means the date when the Court approves the Scheme pursuant to section 411(4)(b) of the Act, expected to be 7 November 2003.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Default Rate means the default interest rate described in the table under **section 7.5** of this Scheme Booklet.

Directors means the directors of VRL for the time being.

ESPs means the Village Roadshow Limited Executive Share Plan and Loan Facility adopted by Ordinary Shareholders on 19 November 1996 and modified on 21 November 2000 and the Village Roadshow Executive and Employee Option Plan adopted by Ordinary Shareholders on 5 October 1993 and modified on 21 November 2000.

ESP Shareholder means a Preference Shareholder holding ESP Shares.

ESP Shares means Preference Shares held under an ESP.

ESP Deed Poll means a deed poll in the form of Appendix G to the Scheme Booklet.

Foreign Preference Shareholder means a Preference Shareholder whose address as noted on the Register is outside Australia and in respect of whom the Directors have determined that it would be unreasonable for VRL to comply with the laws of the jurisdiction where the Preference Shareholder resides to enable it to offer and issue the Unsecured Notes under this Scheme to that Preference Shareholder.

General Meeting means the meeting of Ordinary Shareholders to be held on 3 November 2003 to approve the Buy-Back in accordance with section 257D(1) of the Act and the Constitution Modifications in accordance with section 136(2) of the Act. The notice of the meeting is set out in **Appendix E** of this Scheme Booklet.

Grant Samuel means Grant Samuel & Associates Pty Ltd ACN 050 036 372.

Group means collectively VRL and its controlled entities.

Independent Expert means Grant Samuel.

Independent Expert's Report means the report of Grant Samuel contained in **Appendix A** of this Scheme Booklet.

Issue Date means the issue date set out in the table under **section7.5** of this Scheme Booklet.

Listing Rules means the Listing Rules of ASX.

Nominee means Computershare Clearing Pty Limited ACN 063 826 228 being the nominee appointed under **clause 6(a)** of the Scheme.

Nominee Deed Poll means a deed poll in the form of **Appendix G** of this Scheme Booklet.

Noteholder means a holder of Unsecured Notes.

Options means options to subscribe for Ordinary Shares.

Ordinary Share means an ordinary share in VRL.

Ordinary Shareholder means a holder of Ordinary Shares.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means holders of Preference Shares.

PRIDES has the meaning given in **section 8.12** of this Scheme Booklet.

Record Date means the 30th Business Day after the Scheme Lodgment Date or such earlier date as the Directors determine and announce to ASX.

Record Time means 7pm Melbourne time on the Record Date.

Register means VRL's register of members.

Scheme means the proposed scheme of arrangement between VRL and Preference Shareholders, the full terms of which are included as **Appendix B** and described in **section 7** of this Scheme Booklet.

Scheme Booklet means this booklet which constitutes, among other things, the:

(a) the explanatory statement required in respect of the Scheme under section 412(1) of the Act; and

(b) the explanatory statement required in respect of the Buy-Back under section 257D(2) of the Act.

Scheme Lodgment means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgment Date means the date on which Scheme Lodgment occurs, expected to be 10 November 2003.

Scheme Meeting means the meeting of Preference Shareholders expected to be held on 3 November 2003 to approve the Scheme in accordance with section 411(4)(a)(ii) of the Act. The Court has ordered the meeting to be convened pursuant to section 411(1) of the Act. The notice of the meeting is set out in **Appendix F** of this Scheme Booklet.

Shareholder Approvals means each of the following:

(c) approval of the Buy-Back in accordance with section 257D(1)(a) of the Act by Ordinary Shareholders (in person, by attorney, by corporate representative or by proxy) who are not also Preference Shareholders or Associates of Preference Shareholders by special resolution at the General Meeting;

(d) approval of the Constitution Modifications in accordance with section 136(2) of the Act by all Ordinary Shareholders (in person, by attorney, by corporate representative or by proxy) by special resolution at the General Meeting; and

(e) approval of the Scheme by:

  (i) a majority by number (more than 50%) of Preference Shareholders present and voting (in person, by attorney, by corporate representative or by proxy); and

  (ii) 75% of the votes cast by Preference Shareholders,

  at the Scheme Meeting in accordance with section 411(4)(a)(ii) of the Act.

Shareholder Discount Plan means VRL's Shareholder Discount Plan from time to time as disclosed on VRL's website: www.villageroadshow.com.au.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Trading Day has the meaning given in the Listing Rules.

Trustee means Permanent Trustee Company Limited ACN 000 000 993.

Unsecured Note means an subordinated unsecured redeemable note on the terms summarised in **section 11** of this Scheme Booklet.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Deed dated on or about 26 September 2003 between VRL and the Trustee.

Voting Entitlement Time means 7pm Melbourne time on 1 November 2003.

VRC means Village Roadshow Corporation Limited ACN 004 318 610, the immediate parent of VRL.

VRL or **Company** means Village Roadshow Limited ACN 010 672 054.

VRL Information Line is 1300 302 106 (toll free within Australia) and +61 2 9240 7460 (outside of Australia).

VRL Register means the register of shareholders of VRL kept pursuant to the Corporations Act.

15. Corporate directory

DIRECTORS

Robert G. Kirby
Chairman, Executive Director

John R. Kirby
Deputy Chairman, Executive Director

Graham W. Burke
Managing Director

Peter E. Foo
Finance Director

Peter M. Harvie,
Chairman, Austereo, Executive Director

William J. Conn
Independent Non-Executive Director

Peter D. Jonson
Independent Non-Executive Director

D. Barry Reardon
Independent Non-Executive Director

COMPANY SECRETARIES

Philip S. Leggo

Shaun L. Driscoll

REGISTERED OFFICE

Pacific Motorway
Oxenford Queensland 4210

SHARE REGISTRY

Computershare Investor Services Pty Ltd
ACN 078 279 277
Level 12
565 Bourke Street
Melbourne Victoria 3000

AUDITORS

Ernst & Young
Level 33
120 Collins Street
Melbourne Victoria 3000

LEGAL ADVISER

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

TAXATION ADVISER

Shaddick & Spence
Level 32
101 Collins Street
Melbourne Victoria 3000

FINANCIAL ADVISERS

Citigroup Global Markets Australia Pty Ltd
ACN 003 114 832
2 Park Street
Sydney New South Wales 2000

TRUSTEE

Permanent Trustee Company Limited
ACN 000 000 993
Level 3
151 Rathdowne Street
Carlton South Victoria 3053

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix A

Independent Expert's Report

Appendix to Scheme Booklet

VILLAGE ROADSHOW LIMITED

Independent Expert's Report

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

September 2003

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9654 7300 / F: +61 3 9654 7338
www.grantsamuel.com.au

26 September 2003

The Directors
Village Roadshow Limited
206 Bourke Street
Melbourne VIC 3000

Dear Sirs

1. Introduction

Village Roadshow Limited ("VRL") is a listed Australian media and entertainment company, with operations in 21 countries. It has a controlling 59.72% interest in Austereo Group Limited ("Austereo"), which owns Australia's largest commercial radio network. VRL also has interests in film production, distribution and exhibition, and is a 50/50 joint venture partner with Warner Bros. in Australia's largest theme park business, located on the Gold Coast.

VRL has 234.9 million ordinary shares and 250.2 million A Class Preference Shares ("Preference Shares") on issue. The Preference Shares have the following significant characteristics:

- no voting rights at any general meeting except on proposals where the rights of Preference shareholders, capital reductions, or the wind-up of the company are at issue;
- a priority on winding up relative to the ordinary shares of $0.50 per Preference Share;
- an equal right with ordinary shares to participate in the distribution of any surplus assets (after payment of $0.50 per ordinary share) during a winding-up of the company;
- priority to all other classes of shares to a non-cumulative annual dividend being an amount equal to the greater of:
  - 10.175 cents; or
  - the amount of all dividends payable on ordinary shares in the financial year plus three cents.
- on the basis of legal advice obtained by VRL, no absolute entitlement to a dividend. Accordingly, if no dividend is declared on the ordinary shares the Preference Shares have no right to a dividend. VRL has announced that it will not pay preference dividends in respect of the 2003 financial year. However, if any dividend is declared on the ordinaries then the Preference Shares are entitled to a dividend of 10.175 cents per share or the ordinary dividend plus three cents, whichever is the higher;
- the right to participate in new issues of shares in the same proportion as other share classes;
- the Preference Shares will convert to ordinary shares when a takeover offer has been made in relation to the ordinary shares in the company and:
  - in the event of an off market offer the offer is unconditional, and the directors of VRL make a statement recommending acceptance of the offer; or
  - where an on market cash offer has been announced and the directors of VRL make a statement recommending that shareholders sell their shares on-market or indicate that they will sell their own shares on-market.

On 28 July 2003, VRL announced that it intended to propose a scheme of arrangement with its holders of Preference Shares that, if approved, will result in the cancellation of all the Preference Shares on issue

(the "Proposal"). The consideration offered under the Proposal is $1.25 cash for each Preference Share, of which $0.25 will be paid in cash and the balance of $1.00 applied to the issue of a three year unsecured note with a face value of $1.00 (the "Offer"). In effect, the Offer is $0.25 in cash and a three year unsecured note with a face value of $1.00 for each Preference Share.

The notes will be repayable in three annual instalments, with payments of 33 cents on each of the first and second anniversaries of the issue of the notes, and a final payment of 34 cents on the third anniversary. Interest of 10% per annum will be payable semi annually in arrears on the face value of the notes outstanding. The notes (except for overdue interest) will be subordinated to all secured, unsecured and other subordinated obligations of VRL but will rank in priority to shareholders of VRL. In the event of a payment default, there will be penalty interest of 15% per annum and note holders will have the right to elect to convert their notes back to Preference Shares (having the same rights as the existing Preference Shares).

The Proposal will be effected through a scheme of arrangement and is subject to the approval of holders of Preference Shares and the Supreme Court of Victoria. The scheme of arrangement must be approved by a majority in number of the holders of Preference Shares who vote at the scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the meeting.

The Preference Shares will be cancelled by way of a selective buy-back. This requires the approval by a special resolution of the ordinary shareholders of VRL who are not also preference shareholders or associates of any of the preference shareholders. The special resolution requires approval of at least 75% of the total number of shares voted at the meeting.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the Listing Rules of the Australian Stock Exchange ("ASX"), the Directors of VRL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare a report stating whether, in its opinion, the Proposal is in the best interests of the holders of the Preference Shares, as the shareholders the subject of the scheme.

This report has been prepared by Grant Samuel for the benefit of the Directors of VRL (and no other party) to assist them in making recommendations to holders of Preference Shares in relation to the Proposal. It will accompany the Scheme Booklet to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Proposal is in the best interests of holders of Preference Shares. It should not be relied upon by any other party for any other purpose.

2. Summary of Opinion

Grant Samuel has attributed a value of $1.22-1.25 to the Offer. This is attractive by comparison with the recent trading price of Preference Shares, representing a premium of more than 50% to the weighted average price of Preference Shares over the last twelve months. The value attributed to the Offer is at a deep discount to Grant Samuel's estimate of VRL's underlying value in the range $2.17-2.75 per share. However, underlying value is of only limited relevance: holders of Preference Shares can only access underlying value if there is a takeover offer for VRL.

The fundamental question for holders of Preference Shares is whether to accept the Proposal, on the basis of the relatively certain value that it will deliver in the short term, or to reject the Proposal in the hope of realising greater value in the future. VRL's radio and entertainment businesses are now generally mature, with modest growth prospects, while VRL's film production business is inherently volatile. Moreover, the capital and shareholding structure of VRL is likely to continue to have a depressing effect on the share price. The size of the premium represented by the Offer, and the trading in Preference Shares since the announcement of the Proposal, suggest that the Preference Shares would trade at well below $1.22-1.25 in the absence of the Proposal. In Grant Samuel's view the relative certainty of the value offered under the Proposal is clearly more attractive than the uncertain prospect of realising greater value at some time in the future.

Grant Samuel considers that holders of Preference Shares are likely to be better off if the Proposal proceeds than if it does not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

3. Key Conclusions

- **Grant Samuel has attributed a value of $1.22-1.25 to the Offer.**

Grant Samuel has valued the notes to be issued under the Proposal in the range $0.97-1.00 per note. The notes have been valued by discounting the principal and interest payments on the notes at discount rates of 10-12%. These discount rates have been adopted to reflect the credit risk of VRL, and, in particular, the subordinated and unsecured status of the notes. The discount rates were selected having regard to the Moody's ratings of VRL (corporate rating of Ba3 and subordinated debt rating of B2) and the yields on listed sub-investment grade debt securities in the US market.

The Offer is, effectively, $0.25 cash plus one unsecured note per Preference Share. Accordingly, Grant Samuel has attributed a value of $1.22-1.25 to the Offer.

- **The Offer is a substantial premium to recent trading prices for Preference Shares.**

The value attributed to the Offer represents a significant premium to the recent trading price of Preference Shares. The premium to the weighted average trading price of Preference Shares, calculated for various periods prior to the announcement of the proposal on 28 July 2003, is set out in the following table:

Premium Implied By the Offer

	Weighted Average Price ($)	Premium
Day before proposal announced	0.83	47%
Week before proposal announced	0.83	48%
Month before proposal announced	0.80	52%
Three months before proposal announced	0.83	47%
Six months before proposal announced	0.78	57%
Twelve months before proposal announced	0.80	52%

- **Grant Samuel has valued the equity in VRL in the range $1,055-1,335 million.**

The equity in VRL has been valued in the range $1,055-1,335 million. The valuation is summarised below:

Village Roadshow – Valuation Summary (A$ millions)

	Low	High
Operating businesses		
Austereo (59.7%)	440	480
Exhibition	360	410
Production	300	350
Theme Parks	120	160
Distribution	85	105
Corporate overheads/other	(225)	(200)
Enterprise value	**1,080**	**1,305**
Other liabilities	(100)	(50)
Net cash at 30 June 2003	75	80
Value of net assets	**1,055**	**1,335**

The valuation represents the full underlying value of VRL, and exceeds the expected share market value of VRL in the absence of a takeover offer or other similar transaction. VRL has been valued by aggregating the estimated market value of its operating businesses and its 59.7% shareholding in Austereo, adjusting for corporate overheads and non-trading liabilities and adding net cash. Limited recourse borrowings relating to each of the businesses, including the borrowings related to VRL's production business, have been included in the valuation of each business. Net cash is based on Village Roadshow's balance sheet as at 30 June 2003. The principal approach to valuing Village Roadshow's major businesses was capitalisation of earnings. Discounted cashflow analysis was undertaken as a secondary check.

- **The Offer represents a deep discount to estimated underlying value.**

  Assessments of underlying value represent an estimate of the value that could be realised on a change of control. In the event of a takeover of VRL, it is likely that holders of Preference Shares would receive the same price as holders of ordinary shares. Accordingly, Grant Samuel believes that, for the purpose of this analysis, it is appropriate to allocate the estimated full underlying value of VRL equally as between the ordinary shares and Preference Shares. On this basis, the estimated underlying value per share (for both ordinary shares and Preference Shares) is as follows:

Village Roadshow – Underlying Value per Ordinary and Preference Share	Low	High
Value of net assets	**1,055**	**1,335**
Ordinary shares on issue (millions)	234.9	234.9
Preference Shares on issue (millions)	250.2	250.2
Total shares on issue (ordinary and preference) (millions)	485.1	485.1
Value per share ($)	**2.17**	**2.75**

  The value attributed to the Offer of $1.22-1.25 per Preference Share is substantially less than the estimated underlying value attributable to the Preference Shares of $2.17-2.75 per share. If the Proposal proceeds, there will be a significant value transfer from holders of Preference Shares to holders of ordinary shares.

- **Assessments based on underlying value are of only limited relevance.**

  Comparisons between the value of the Offer and the estimated underlying value of the Preference Shares are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, other than in circumstances in which a successful takeover offer is made for VRL ordinary shares. Given the controlling shareholding in VRL held by Village Roadshow Corporation Limited ("VRC"), a company associated with the Kirby family and Mr Graham Burke, shareholders' prospects of realising full underlying value through a takeover offer appear remote. Even if VRC was prepared to accept a takeover offer, third parties may not offer full underlying value for VRL. The value of many of VRL's businesses depends, at least in part, on relationships with Warner Bros., and a change of control could affect value, potentially materially. It is possible that VRC could seek to privatise VRL at some future time. However, given the existing controlling shareholding and the limited prospect of a competing offer, there would be no need for any privatisation bid to be made at a price reflecting full underlying value.

- **The Proposal will deliver a disproportionate share of market value to holders of Preference Shares.**

  The Preference Shares have historically traded at a discount of approximately 10-25% to the ordinary share price. However, this discount has widened significantly since July 2002. As a consequence, the share of total VRL market capitalisation represented by the Preference Shares has fallen significantly, from around 47% in early July 2002 to an approximate range of 35-43% between November 2002 and July 2003. Based on the value attributed to the Offer, the Proposal delivers a significantly greater proportion of market value to the holders of Preference Shares than this range of 35-43%. On the basis of the ordinary share price at 27 July 2003 (immediately before the offer was announced), holders of Preference Shares will receive value representing approximately 52% of total VRL market value.

- **In the absence of the Proposal it is likely that the price of Preference Shares would trade well below the value of the Offer.**

  Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.22-1.25, at least in the short term. There has been heavy trading in Preference Shares since the announcement of the Proposal. The shares have traded in the range $1.03-1.10, presumably in part because of uncertainty as to whether the Proposal will be approved. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

There can be no certainty that, even in the medium term, Preference Shares would trade at above $1.22-1.25. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments.

- **Acceptance of the Proposal will mean that holders of Preference Shares will be foregoing upside potential.**

The Proposal will result in a crystallisation of the value of Preference Shares at well below full underlying value. By definition, this means that holders of Preference Shares will be giving up access to upside potential. This upside could be significant. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income yield could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. These investors would be aligning themselves with the interests of the holders of ordinary shares.

However, there can be no assurance that such a strategy would deliver higher value than the Proposal. In Grant Samuel's view, based on current market conditions, it is likely that, at least in the short to medium term, the Preference Shares would trade at prices well below the value attributed to the Offer of $1.22-1.25 per share. Most of VRL's businesses are now essentially mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments. The capital and shareholder structure of VRL could continue to depress share values.

Even if holders of Preference Shares did ultimately realise value in excess of the value attributed to the Offer, there can be no guarantee that such additional value would compensate them for the time value of money lost through not accepting the Proposal. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could reinvest the proceeds received under the Proposal in VRL ordinary shares.

- **There are a number of other advantages and disadvantages to be considered.**

In Grant Samuel's view, VRL's current capital structure is likely to depress its market value. The dividend entitlement of the Preference Shares means that, if VRL makes any dividend payment to the ordinary shares, it is obliged to pay a minimum dividend to holders of Preference Shares of 10.175 cents per share, totalling approximately $25 million. The maximum dividend that VRL could pay to ordinary shareholders without increasing the preference dividend (preference shares are entitled to a dividend not less than 3 cents more than the dividend paid on the ordinary shares) is 7.175 cents per share, totalling approximately $16.5 million. Accordingly, the minimum dividend that VRL can pay that roughly preserves equity as between the ordinary shareholders and the holders of Preference Shares is around $41.5 million. At VRL's current and budgeted levels of profitability, VRL cannot comfortably fund this level of dividends out of annual earnings. The consequence is that it is more likely that VRL will pay no dividends (as was the case for the 2003 financial year). In turn, this is likely to reduce investor interest in VRL ordinary and Preference Shares. If the Proposal does not proceed, the disadvantage represented by VRL's capital structure will continue. Uncertainty about dividend payments is likely to continue to depress the price of both ordinary and Preference Shares.

The Proposal will increase the financial risk of VRL. Repayment of the notes will substantially increase VRL's financial commitments over the next three years. On the basis of VRL's financial forecasts there is nothing to indicate that VRL should will not be able to comfortably fund repayment of the notes, having regard to projected cash flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, forecasts are inherently uncertain. In particular, VRL's film production business is potentially volatile. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks, including in relation to the film production business.

In addition, holders of Preference Shares should understand that there are risks associated with the consideration offered under the Proposal. A substantial proportion of the value of the consideration

is, in effect, by way of notes rather than cash. Holders of the notes will be exposed to VRL credit risk and the value of the notes could vary.

- **Assessment of the Proposal requires a balancing of the opportunity to realise value in the short term through the Proposal against the uncertain possibility of realising greater value in the future.**

  The choice for holders of Preference Shares is, ultimately, whether to vote in favour of the Proposal and the immediate value that it will deliver, or whether to reject the Proposal in the expectation of realising greater value for their shares in the future. The decision requires a balancing of a number of factors:

  - the value of the Offer and the premium that it represents to the recent trading price of Preference Shares;
  - the likelihood of a fall in the price of Preference Shares in the short to medium term if the Proposal is rejected; and
  - the prospects for realising greater value in the longer term if the Proposal is rejected.

  In Grant Samuel's view, the magnitude of the premium offered and the trading in Preference Shares since announcement of the Proposal strongly suggest that Preference Shares would trade at prices well below the value attributed to the Offer if the Proposal is not approved. On the other hand, having regard to the difference between the value attributed to the Offer and the assessed underlying value of the Preference Shares, there is a real possibility that, at some time in the future, greater value could be realised for the Preference Shares than the value attributed to the Offer. However, there can be no certainty that this will occur. VRL's businesses are now generally mature, with modest growth prospects. VRL's film production business is inherently volatile. Moreover, the capital and shareholding structure of VRL are likely to continue to have a depressing effect on the share price. In Grant Samuel's view the relative certainty of the value offered under the Proposal is more attractive than the uncertain prospect of realising greater value at some time in the future.

- **In Grant Samuel's view the Proposal is in the best interests of the holders of Preference Shares.**

  Grant Samuel believes that holders of Preference Shares are likely to be better off if the Proposal is approved than if it is not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

4. Other Matters

A decision as to whether to vote in favour of the Proposal is a matter for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action that they should take in relation to the Proposal should consult their own professional adviser.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Table of Contents

1 Details of the Proposal

On 28 July 2003, Village Roadshow Limited ("VRL") announced that it will propose a scheme of arrangement with its A Class Preference shareholders that will result in the cancellation of all the A Class Preference Shares ("Preference Shares") on issue (the "Proposal"). The consideration offered under the Proposal is $1.25 cash for each Preference Share, of which $0.25 will be paid in cash and the balance of $1.00 applied to the issue of a three year unsecured note with an initial face value of $1.00 (the "Offer"). In effect, the Offer is $0.25 in cash and a three year unsecured note with a face value of $1.00 for each Preference Share.

The key terms of the unsecured notes are:

- a face value of $1.00 per note;
- three year maturity period, with repayment in three annual instalments as follows:
    - 33 cents on the first anniversary;
    - 33 cents on the second anniversary; and
    - 34 cents on the third anniversary.
- interest of 10% per annum (payable semi annually in arrears) on the face value outstanding;
- the notes (save for overdue interest) are subordinated to all secured, unsecured and other subordinated obligations of VRL but will rank in priority to shareholders of VRL;
- in the event of a payment default, there will be penalty interest of 15% per annum and note holders will have the right to elect to convert their notes back to Preference Shares (having substantially the same rights as the existing Preference Shares);
- the notes will not be convertible in the absence of a payment default;
- it is proposed that the notes (and any new Preference Shares into which they would convert on a payment default) be listed on the ASX; and
- the notes will be issued pursuant to a trust deed executed by VRL and with Equity Trustees Limited as an independent trustee and comply in all respects with Chapter 2L of the Corporations Act.

The Proposal will be effected through a scheme of arrangement and is subject to the approval of holders of Preference Shares and the Supreme Court of Victoria. The scheme of arrangement must be approved by a majority in number of the holders of Preference Shares who vote at the scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the meeting.

The Proposal involves the cancellation of the Preference Shares by way of a selective buy-back. This requires the approval by a special resolution of the ordinary shareholders of VRL who are not also Preference shareholders or associates of any of the Preference shareholders. The special resolution requires approval of at least 75% of the total number of shares voted at the meeting.

If the Proposal is implemented, all the Preference Shares will be cancelled. Holders of Preference Shares will effectively receive, for each Preference Share cancelled, $0.25 and one unsecured note.

2 Scope of the Report

2.1 Purpose of the Report

The Proposal is subject to the Corporations Act and the ASX Listing Rules. In particular, the Scheme is subject to approval in general meeting by Preference shareholders pursuant to Section 411 of the Corporations Act ("Section 411") and by ordinary shareholders pursuant to Section 257D of the Corporations Act.

The buy-back must be implemented in accordance with the procedures prescribed by Division 2 of Part 2J.1 of the Corporations Act, including approval by special resolution of ordinary shareholders (who are not holders of Preference Shares or associates of holders of Preference Shares) in general meeting.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. The independent expert's report must state whether the scheme of arrangement is in the best interests of the shareholders the subject of the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the ASX Listing Rules, the Directors of VRL have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare a report stating whether, in its opinion, the Proposal is in the best interests of holders of Preference Shares, as the shareholders the subject of the scheme.

This report has been prepared by Grant Samuel for the benefit of the Directors of VRL (and no other party) to assist them in making recommendations to shareholders in relation to the Proposal. It will accompany the Scheme Booklet to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Proposal is in the best interests of holders of Preference Shares.

Approval or rejection of the Proposal is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

2.2 Basis of the Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgment on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Proposal is to assess its overall impact on the holders of Preference Shares and to form a judgment as to whether the expected benefits to the shareholders outweigh any disadvantages and risks that might result.

The following factors, inter alia, have been considered in determining whether the Proposal is in the best interests of holders of Preference Shares:

- the underlying value of VRL;
- the value of the consideration offered;
- the terms of the Preference Shares;
- the existing shareholding structure of VRL;
- any other benefits of the Proposal;
- the likely market price and liquidity of Preference Shares in the absence of the Proposal; and
- the costs, disadvantages and risks of the Proposal.

2.3 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, share market, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based on financial and other information provided by VRL. Grant Samuel has considered and, except where it has relied on its own investigations, relied upon this information and its completeness, accuracy and fair presentation. VRL has represented in writing to Grant Samuel that the information relied upon was provided in good faith, was complete and was not then, and is not now, considered to be incorrect or misleading in any material aspect (subject to the fact that any forecasts, budgets and other forward looking statements are inherently uncertain and cannot be guaranteed or otherwise warranted by VRL). The information provided to Grant Samuel has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to the value of VRL. However, in preparing reports such as this, time is limited and Grant Samuel does not warrant that its enquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Except as expressly set out in this report, Grant Samuel has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided by VRL. In any event, an opinion as to whether a transaction is in the best interests of shareholders is more in the nature of an overall review rather than a detailed audit or investigation.

Grant Samuel has no reason to believe that any material facts have been withheld and VRL has confirmed in writing that it believes it has provided all relevant information of which it is aware but Grant Samuel does not represent that it has received all relevant information.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgments of management. This type of information was also evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of VRL. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the methods of accounting in previous years (except where noted or where required due to a change in accounting standards).

The information provided to Grant Samuel included a budget for VRL for the year ending 30 June 2004 and four year financial projections for the period to 30 June 2007. These were prepared by the management of VRL. Grant Samuel has used and relied on this budget and the projections for the purposes of its analysis. Grant Samuel has assumed that this budget and the projections were prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such estimates. Grant Samuel has assumed that this budget and the projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. The major assumptions underlying this budget

and the projections were reviewed by Grant Samuel in the context of current economic, financial and other conditions. The achievability of this budget and the projections is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the accompanying Scheme Booklet is complete, accurate and fairly presented in all material respects;
- the Proposal will be implemented in accordance with the terms; and
- the legal mechanisms to implement the Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analyses of factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

3 Profile of Village Roadshow Limited

3.1 Background

VRL was founded in 1954 as an owner-operator of drive-in cinemas. The drive-in cinema circuit was gradually expanded with the addition of more traditional cinemas in major population centres and during the 60s and 70s the company diversified into the related businesses of film production and distribution. During the 80s VRL was one of the pioneers in the development of multiplex cinema complexes, the forerunners of the high quality multiplexes currently in operation around the world. These multiplex cinemas have since become the industry standard for comfort, quality of sound and state-of-the-art projection technology.

A greater need for access to the capital markets culminated in 1988 in a stock market listing with a further capital raising in 1989. The last ten years have seen VRL diversifying further into complementary media and entertainment businesses with the purchase and development of theme parks and the acquisition and integration of the Triple M and Today radio networks to create the now listed Austereo Group Limited ("Austereo"). Since early 2000 the group has embarked on a major strategic program to refocus its operations and improve returns, especially on its film exhibition business. This program has seen a rationalisation of VRL's international film exhibition business, significantly reducing its geographic footprint. Including the movie production business in the US, VRL currently has operations in 21 countries.

An overview of the structure is shown below:

Structure of Village Roadshow Limited (Major Businesses)



Village Roadshow Limited
Radio (Austereo)
Exhibition
Distribution
Production
Theme Parks
Triple M Network
Today Radio Network
Village Cinemas
Palace Cinemas
Leisure Investments
International Cinemas
Sea World
Movie World
Sea World Nara Resort
Wet 'n Wild Water World

VRL has been in partnership with AOL Time Warner ("Warner Bros.") in several parts of the world for over thirty years. The relationship dates back to 1971 when VRL commenced distribution of Warner Bros. theatrical product in Australia and New Zealand. This partnership expanded and today includes:

- the film co-production program and associated distribution arrangements;
- all theatrical film distribution in Australia and New Zealand;
- exhibition partnerships in Italy and Taiwan;
- the Movie Network pay television channels; and
- joint interests in the Gold Coast theme parks.

3.2 Principal Business Activities

3.2.1 Radio

VRL has a majority interest of 59.72% in Austereo, Australia's largest commercial FM radio network. Austereo owns the Triple M and Today networks, consisting of 14 radio stations across the Australian mainland capital cities and Newcastle.

Austereo has a 42.5% share of its target market (Australians under the age of 40 and living in a capital city) and is unmatched in its coverage of the Australian under 40 demographic.

In addition, Austereo has also expanded internationally through:

- a joint venture to provide services to five nationwide FM radio stations in Malaysia;
- the acquisition of Village 88FM, a radio station in Athens; and
- the establishment of a commercial services agreement with UKRD, a radio network in the United Kingdom.

Austereo also has interests in Australian direct marketing, advertising and program syndication. The company listed on the ASX in March 2001.

3.2.2 Exhibition

Film exhibition is a significant part of VRL and also its oldest business. From its modest beginning in 1954 the business grew substantially, operating in 20 countries by the mid 1990s. The division was one of the pioneers of the now global standard multiplex cinema complex and has also developed cinema concepts such as Gold Class, Cinema Europa and Vmax.

A renewed focus on territories with superior return characteristics has seen VRL embark on several acquisitions and divestments in recent years. A summary of these is presented below:

Exhibition Business - Recent Acquisitions and Disposals

Date	Description	(A$ million)
December 1999	Acquisition of further 25% interest in cinema business in Korea and Thailand	23
March 2000	Divestment of interest in Golden Harvest Entertainment (Hong Kong)	64
August 2000	Divestment of Hong Kong Cinema circuit	13
November 2000	Divestment of 8 multiplex cinemas in Germany	28
January 2001	Divestment of Staging Connections	9
June 2001	Divestment of French, Swiss and Hungarian cinema operations	61
July 2001	Acquisition of further 50% interest in 2 cinemas in Greece	25
March 2002	Divestment of Thailand, Malaysia and India operations	29
September 2002	Divestment of Korean operations	132
May 2003	Divestment of UK JV theatres	260

VRL now operates over 133 cinemas with 1,143 screens in 11 countries. Its major exhibition operations are in Australia, New Zealand, Italy and Greece. The exhibition division also manages a number of amusement centres, generally adjacent to its cinema complexes.

3.2.3 Theme Parks

VRL and Warner Bros. are 50/50 partners in Australia's largest theme park business, owning three of the country's major theme parks.

The three parks, all located on the Gold Coast in Queensland, are:

- Warner Bros. Movie World, Australia's leading tourist attraction;
- Sea World; and
- Wet 'n Wild Water World.

In excess of 3 million people visit these three parks each year, providing employment for up to 1,600 staff. VRL has a 25% interest in Sea World Nara Resort, one of the most popular resort hotels on the Gold Coast. The Warner Roadshow Movie World Studios, purpose-built film production facilities, are located next to the Warner Bros. Movie World theme park.

AOL Time Warner is a 50% partner in the theme park and film studios and also owns 25% of the Sea World Nara Resort.

3.2.4 Distribution

Roadshow Films is a 50/50 joint venture with Greater Union, a subsidiary of Amalgamated Holdings Limited. It distributes motion pictures to cinema and motion pictures, documentaries, television series and other filmed entertainment to pay per view, video on demand, video (both VHS and DVD), pay television and free to air television in Australia and New Zealand.

Roadshow Entertainment is the leading independent distributor of videos and DVDs to retail and rental chains. In addition, Roadshow Entertainment:

- has exclusive rights to distribute videos and DVDs for the ABC and BBC catalogues, Hi-5 and sports in association with Channel 9;
- has distribution rights for films from Village Roadshow Pictures, New Line and selected independent and Australian producers as well as ABC children's movies; and
- provides warehousing and distribution services to Warner Home Video and Paramount Home Entertainment.

Roadshow Television is also partnered with Warner Bros., Disney and MGM in The Movie Network, a pay TV movie channel distributor to all three pay television platforms in Australia. VRL also maintains distribution operations in Singapore and Greece.

3.2.5 Production

The Production Division has been involved in the co-financing and co-production of theatrical films with Warner Bros. and other major studios since 1998. Since then it has co-produced 32 films, including major box office successes such as *The Matrix*, *The Matrix Reloaded*, and *Ocean's Eleven*. VRL has recently announced a restructuring of its production business, including the arrangement of a US$900 million limited recourse facility to allow the Division to participate in the financing and production of a broader range of films, including bigger budget films.

3.3 Operating Performance

The historical and budgeted profit and loss of VRL are summarised in the following table:

VRL– Operating Performance ($ millions)					
	Year ending 30 June				
	2000	2001	2002	2003	2004 Budget
Sales Revenue	**623.8**	**660.3**	**699.8**	**1,263.7**	**n/a**
EBITDA from continuing operations	**182.6**	**188.3**	**194.2**	**201.6**	**232.7**
Depreciation and amortisation	(70.8)	(56.0)	(54.4)	(151.3)	(485.1)
Production amortisation	9.1	11.4	7.2	101.3	462.0
EBITA from continuing operations	**120.9**	**143.7**	**147.0**	**151.6**	**209.6**
Amortisation of goodwill	(4.3)	(3.4)	(4.5)	(4.1)	(4.1)
EBIT from continuing operations	**116.6**	**140.3**	**142.5**	**147.5**	**205.5**
Net interest income/(expense)	(26.0)	(26.6)	(11.7)	(38.5)	(91.3)
Tax on unit trust/partnership	(3.5)	(9.0)	(3.9)	(3.5)	(3.5)
Goodwill on equity profits	(2.1)	(2.5)	(2.0)	(1.7)	(1.7)
Operating profit before tax from continuing items	**85.0**	**102.2**	**124.9**	**103.8**	**109.0**
Income tax expense	(10.7)	(23.2)	(30.0)	(25.6)	(33.6)
Outside equity interest	2.2	(5.4)	(21.5)	(17.2)	(16.3)
Profit after tax before significant items and discontinuing business	**76.5**	**73.6**	**73.4**	**61.0**	**59.1**
Significant items (net of tax)	(1.0)	49.5	(18.2)	(154.9)	0.0
Discontinuing businesses	-	(68.0)	(4.1)	67.9	(3.0)
Profit after tax and significant items	**75.5**	**55.1**	**51.1**	**(26.0)**	**56.1**
Sales revenue growth	-	*5.85%*	*5.98%*	*80.58%*	*n/a*
EBITDA growth	-	*3.12%*	*3.13%*	*3.81%*	*n/a*
EBITDA margin	*32.4%*	*28.52%*	*27.75%*	*15.95%*	*n/a*
EBITA margin	*22.7%*	*21.76%*	*21.01%*	*12.00%*	*n/a*

Source: VRL Annual Reports, VRL 2003 Financial Statements, VRL 2004 budget (which excludes potential impact of Scheme).

In reviewing the historical and budgeted 2004 operational performance of VRL, the following should be noted:

- sales revenue from continuing operations steadily increased from 2000 to 2002. The significant increase in sales revenue in 2003 relates to the acquisition in February 2003 of 100% of Village Roadshow Films (BVI) Limited ("VRF") by the production division (which previously had owned only 19.9% of VRF), and the subsequent consolidation of VRF's financial performance;
- between 2000 and 2003 VRL has exited several exhibition territories and other businesses, which have been disclosed as discontinuing operations from 2001. The results are stated as set out in the annual report for each year and have not been restated to reflect only continuing businesses at 2004;
- EBITDA from continuing operations remained flat between 2000 and 2001, despite poor results from the exhibition business, reflecting the impact of weak film product. The results of the exhibition business were offset to some extent by strong performance of all the other divisions, in particular Austereo;
- the results for 2000 include a number of businesses that were treated as discontinuing operations in 2001, in particular the cinema operations in Germany, Austria, France, Switzerland, Hungary and Malaysia, and some film production activities. The net loss incurred by these businesses in 2000 was approximately $39.9 million;
- the increase in EBITDA and operating profit before tax from continuing operations in 2002 can be attributed to the improved earnings of the exhibition division, resulting from stronger film product (particularly *Ocean's Eleven*, *Harry Potter*, and *Lord of the Rings*), and a strong contribution from Austereo;

- in 2003 reported EBITDA from continuing operations increased, principally due to strong results in the exhibition and distribution businesses, reflecting the impact of attractive film product including *The Matrix Reloaded*, *Harry Potter* and *Lord of the Rings*. These strong results were offset to some extent by a decline in Austereo's results, reflecting increased competition within the radio industry, and the impact of security concerns and the SARS virus on international tourism and the performance of the theme parks;
- profit from discontinued business in 2003 included the profit on the sale of the Korean exhibition business of $84.0 million, which was partially offset by losses incurred by cinema operations in Austria, Germany and Thailand, some film production losses and the attributable loss from Austereo Live;
- in 2002 interest expense halved as a result of the repayment of debt in the second half of 2001 from the proceeds of the Austereo float;
- earnings results for the 2003 year and budgeted earnings for 2004 are not directly comparable with results for the 2002 year, following the consolidation of 100% of VRF. The significant increase in interest expense for 2003 and the substantial further increase in budgeted interest expense for 2004 reflect interest charged on VRF's film finance facility;
- tax expense relates to tax paid by Austereo, tax paid in foreign jurisdictions and a provision for future tax payable. VRL expects to be in a tax-paying position for the 2004 financial year; and
- significant items incurred in the 2002 and 2003 financial years are summarised in the table below:

VRL – Significant Items ($ millions)

	Year ended 30 June	
	2002	2003
Profit from partial sale of controlled entity	4.9	-
Loss on currency devaluation – associate	(19.1)	-
Deferred expenditure written off	(4.0)	-
Provision for loss on disposal of UK	-	(5.3)
Provision against carrying value of international loans and assets	-	(73.0)
Provision for Deferred Tax	-	(29.0)
Production – write off of set up and financing costs	-	(49.3)
Other	-	1.7
Total Significant Items	(18.2)	(154.9)

Source: VRL Annual Reports, VRL 2003 Financial Statements

The following table analyses VRL's 2003 reported profit and loss by division:

VRL – Reported Operating Performance by Division for the Year Ended 30 June 2003 ($ millions)

	Cinema Exhibition	Theme Parks	Radio	Film Production	Film Distribution	Other	Total
Sales Rev	388.1	14.4	221.3	629.8	n/a	10.1	1,263.7
EBITDA	61.4	20.8	83.1	52.7	11.1	(27.5)	201.6
Depreciation & Amortisation	(39.1)	(3.9)	(8.8)	(0.5)	(1.3)	(2.2)	(55.8)
EBIT	22.3	16.9	74.3	52.2	9.8	(29.7)	145.8
Interest	(10.1)	(2.6)	(11.5)	(41.2)		26.9	(38.5)
Tax on equity profits	(0.2)	(2.8)			(0.5)		(3.5)
Significant/discontinuing	1.4		(14.4)	(52.4)			(65.4)
Profit before tax	**13.4**	**11.5**	**48.4**	**(41.4)**	**9.3**	**(2.8)**	**38.4**

Source: VRL

In reviewing the table above, the following should be noted:

- the divisional performance set out above represents VRL's reported earnings from each of its businesses. In some cases, this differs from VRL's effective interest in the underlying EBITDA and EBIT of the relevant businesses, given that VRL has various joint venture interests that it does not consolidate. For these joint venture interests VRL accounts only for its share of net profit after tax (rather than its share of EBITDA and EBIT);

- the operating performance of each of the divisions, including underlying business performance, is discussed in sections 4 and 5 below;
- "other" includes corporate costs (including the corporate head office), central treasury costs and other miscellaneous businesses such as the car park at the Jam Factory in Melbourne.

Earnings and dividends per ordinary share and Preference Share for the financial years from 2000 to 2003 are summarised below:

VRL - Earnings and Dividends Per Share	Year ended 30 June			
	2000	2001	2002	2003
Earnings available to ordinary and preference shareholders ($ millions)	75.5	55.1	51.1	(26.1)
Dividend payable to preference shareholders (cents)	23.7	24.4	25.6	-
Weighted average number of preference shares (millions)	220.6	237.1	246.5	251.2
Dividends per preference share (cents)	*10.18*	*10.18*	*10.18*	-
Dividends payable to ordinary shareholder (cents)	16.9	16.9	-	-
Weighted average number of ordinary shares (millions)	236.1	236.1	235.8	235.2
Earnings per ordinary share (cents)	*21.9*	*13.0*	*10.8*	*(11.1)*
Dividends per ordinary share (cents)	*7.2*	*7.2*	-	-

Source: VRL Annual Reports, VRL 2003 Financial Statements

VRL's cashflows for the four years ended 30 June 2003 are summarised as follows:

VRL - Historical Cashflow ($ millions)	Year ended 30 June			
	2000	2001	2002	2003
EBITDA from operations	182.6	188.3	194.2	201.6
Acquisition of films				(257.5)
Working capital and other adjustments	(10.8)	16.7	23.8	37.0
Cashflow from operations	**171.8**	**205.0**	**218.0**	**(18.9)**
Net proceeds/(payments) for property, plant and equipment	(190.3)	(57.3)	(79.8)	81.5
Proceeds/(payments) for associated entity loans	(84.8)	37.5	(41.4)	(404.8)
Net proceeds/(payments) for investments	100.5	282.9	(28.1)	244.3
Cashflow after investing	**(2.8)**	**468.1**	**68.7**	**(97.9)**
Net drawdown/(repayment) of borrowings	9.9	(183.2)	(34.0)	111.2
Proceeds from issue of shares	45.5	9.2	19.8	0
Payments for buyback of shares	-	-	(9.7)	(15.4)
Net dividends paid	(51.1)	(40.4)	(53.7)	(39.5)
Net interest paid	(15.2)	(16.4)	(1.7)	(31.8)
Income tax paid	(2.0)	(3.8)	(26.9)	(14.5)
Net increase in cash	**(15.7)**	**(233.5)**	**(37.5)**	**(87.9)**

Source: VRL Annual Reports, VRL 2003 Financial Statements

In reviewing the table above, the following should be noted:

- cashflows from operations increased between 2000 and 2002, reflecting growth in underlying EBITDA and positive movements in working capital;
- cashflows from operations decreased in 2003 as a result of the consolidation of VRF. The costs of film acquisitions are treated as payments to suppliers. Revenues earned from the films acquired are derived over several years, potentially resulting in significant timing differences;
- in 2000 VRL incurred significant capital expenditure in relation to the exhibition businesses in Germany, the UK, Greece, France and Switzerland;
- the net proceeds on realisation of investments and divestment of property, plant and equipment in 2003 relate to the divestment of VRL's cinema circuits in the UK and Korea;
- the large cash outflow in 2003 for loans to associated entities relates mainly to the funding of VRF as part of the financial restructuring of that entity;

- tax payments in 2002 and 2003 were made by Austereo and in offshore jurisdictions; and
- interest payments in 2002 reduced to $1.7 million as a result of the significant repayment of debt in 2001. Interest payments rose significantly in 2003 to $31 million due to the consolidation of VRF and its substantial debt.

3.4 Financial Position

The balance sheets of VRL as at 30 June 2002 and 30 June 2003 are summarised below:

VRL – Financial Position ($ millions)		
	Year ended 30 June	
	2002	2003
Trade debtors	217.6	298.3
Inventories	2.8	2.8
Creditors and non-tax provisions	(377.2)	(308.0)
Provision for income tax	(7.0)	(9.9)
Net working capital	**(163.8)**	**(16.8)**
Non-current receivables	342.1	205.7
Property, plant and equipment	448.8	280.8
Radio licences	465.0	464.7
Film costs		1,112.9
Intangibles	50.6	77.3
Investments	348.0	124.1
Provisions	(54.1)	(38.8)
Deferred tax liabilities (net)	(65.6)	(99.4)
Convertible notes	(25.6)	(25.6)
Non-current payables	(77.4)	(62.5)
Other	(46.2)	120.3
Capital employed	**1,221.8**	**2,142.7**
Cash	265.7	177.7
Borrowings	(285.8)	(1,242.4)
Net borrowings	(20.2)	(1,064.7)
Shareholders' funds	**1,201.6**	**1,078.0**
Austereo minority interests	*(142.7)*	*(120.7)*
VRL shareholders' funds	**1,058.9**	**957.3**
Gearing (net borrowings/(shareholders' funds plus net borrowings))	*1.6%*	*49.7%*

Source: VRL 2002 Annual Report, VRL 2003 Financial Statements

In analysing the above balance sheets the following should be noted:

- debt at 30 June 2003 was substantially higher than debt at 30 June 2002, reflecting consolidation for the first time of VRF, which had net debt at 30 June 2003 of $1.01 billion;
- film production costs were consolidated onto VRL's balance sheet for the first time as at 30 June 2003; and
- the disposal of the UK and Korean exhibition businesses resulted in a decrease in investments, non-current receivables and property, plant and equipment.

VRL is rated by Moody's Investors Service. VRL has a corporate rating of Ba3 and its redeemable notes currently on issue (Perpetual Redeemable Income Debt Instruments Exchangeable for Stock ("PRIDES")) are rated B2.

The table below shows the balance sheet at 30 June 2003, separated into Austereo, VRL Films and other VRL divisions:

VRL – Financial Position at 30 June 2003 ($ millions)

	Austereo	VRF	VRL Other Divisions	2003
Trade debtors	46.2	134.9	117.2	298.3
Inventories	-	-	2.8	2.8
Creditors and non-tax provisions	(35.4)	(146.0)	(126.6)	(308.0)
Provision for income tax	(9.5)		(0.4)	(9.9)
Net working capital	**1.3**	**(11.1)**	**(7.0)**	**(16.8)**
Non-current receivables	10.9	-	194.8	205.7
Property, plant and equipment	26.4	-	254.4	280.8
Radio licences	464.7	-	-	464.7
Film costs	-	1,112.9	-	1,112.9
Intangibles	5.0	-	72.3	77.3
Investments	15.0	-	109.1	124.1
Provisions	(14.8)	-	(24.0)	(38.8)
Deferred tax liabilities (net)	4.2	-	(103.6)	(99.4)
Convertible notes	-	-	(25.6)	(25.6)
Non-current payables	(5.2)	-	(57.3)	(62.5)
Other	0.8	105.6	13.9	120.3
Capital employed	**508.3**	**1,207.4**	**427.0**	**2,142.7**
Cash	0.9	1.3	175.5	177.7
Borrowings	(162.7)	(1,012.1)	(67.6)	(1,242.4)
Net cash / (borrowings)	(161.8)	(1,010.8)	107.9	(1,064.7)
Shareholders' funds	**346.5**	**196.6**	**534.9**	**1,078.0**
Minority interests in Austereo	**(120.7)**			**(120.7)**
Shareholders' funds	**225.8**	**196.6**	**534.9**	**957.3**

Source: VRL and VRL 2003 Financial Statements

The net assets in VRF represent the equity contributed by VRL (US$170 million) by way of subordinated loans and security deposit, less cash returned to VRL.

The segmented balance sheet shows that, while VRL's consolidated balance sheet appears highly geared, after exclusion of the limited recourse debt in VRF VRL has a reasonably conservative capital structure. Austereo's gearing is approximately 31% based on balance sheet values and significantly lower based on the market value of Austereo's business. VRL (excluding VRF) had net cash at 30 June 2003.

As at 30 June 2003 VRL had exposure to a number of third party borrowings in addition to those reported on its balance sheet. These are summarised below:

VRL – Off-Balance Sheet Net Debt ($ millions)

Borrower	Description	VRL Share Net Debt A$
Exhibition		
Village Cinemas SA (Argentina)	Loan guaranteed to 77% by VRL	49.9
Golden Village (Multiplex) P/L (Singapore)	Loans partly guaranteed by VRL	4.1
Ballarat Cinemas Pty Ltd	Bank loan	1.7
Theme Parks		
Sea World Property Trust	Financing facility	31.7
Sea World Nara Resort	Financing facility	5.8
Sea World Property Trust/ Warner Bros. Property/ VRS Holdings	Financing facility	3.4
Distribution		
Roadshow Distributors Pty Ltd	Deed of assignment over Roadshow receivables	(5.3)
TOTAL		**91.2**

Source: VRL

3.5 Contingent Liabilities

Since 1997 VRL has been the subject of a number of ATO tax audits, in relation to a number of film production transactions entered in to by VRL in the 1990's and its carried forward tax loss position. In 1999 the ATO issued a number of assessments totalling approximately $56.6 million, which VRL disputed and eventually resolved in 2003 with only a nominal taxation liability.

The ATO has issued additional amended assessments with potential maximum exposure to VRL of approximately $116 million at 30 June 2003. VRL is confident that the assessments can be successfully challenged. VRL considers that its general provision for taxation liability of $121 million is adequate.

On 22 September 2003, VRL announced that it had received a statement of claim on behalf of a former executive (Peter Ziegler) against VRL for more than $148 million. On the basis of legal advice, VRL strongly believes that the amount claimed by Mr Zeigler is fanciful and that the termination claim will fail entirely. The Directors have confirmed that, in their opinion, the claim will have no material impact on the company.

3.6 Capital Structure

VRL had 234.9 million fully paid ordinary shares and 250.2 million Preference Shares on issue as at the date of this report. The company also had 418,850 convertible perpetual debt securities ("PRIDES") on issue in the United States.

The following table sets out the major holders of ordinary shares in VRL at 31 August 2003:

VRL – Top 10 Ordinary Shareholders

Shareholders	Number of Shares 000s	Holding %
Village Roadshow Corporation Ltd	111,820	47.60
Granada Danmark A/S	42,331	18.02
ANZ Nominees Ltd	20,031	8.52
Westpac Custodian Nominees Ltd	8,515	3.62
Canberra Theatres Ltd	6,544	2.79
JP Morgan Nominees Australia Ltd	3,772	1.61
Citicorp Nominees Pty Ltd	2,991	1.27
National Nominees Ltd	2,130	0.91
Queensland Investment Corporation	1,766	0.75
HSBC Custody Nominees (Australia) Ltd	1,473	0.63
Top ten shareholders	**204,355**	**87.00**
Other shareholders	30,548	13.00
Total	**234,903**	**100.00**

Source: VRL

The Preference Shares have the following significant characteristics:

- no voting rights at any general meeting except on proposals where the rights of Preference shareholders, capital reductions, or the wind-up of the company are at issue;
- a priority on winding up relative to the ordinary shares of $0.50 per Preference Share;
- an equal right with ordinary shares to participate in the distribution of any surplus assets (after payment of $0.50 per ordinary share) during a winding-up of the company;
- priority to all other classes of shares to a non-cumulative annual dividend being an amount equal to the greater of:
  - 10.175 cents; or
  - the amount of all dividends payable on ordinary shares in the financial year plus three cents.
- on the basis of legal advice obtained by VRL, no absolute entitlement to a dividend. Accordingly, if no dividend is declared on the ordinary shares the Preference Shares have no right to a dividend. VRL has announced that it will not pay preference dividends in respect of

the 2003 financial year. However, if any dividend is declared on the ordinaries then the Preference Shares are entitled to a dividend of 10.175 cents per share or the ordinary dividend plus three cents, whichever is the higher;

- the right to participate in new issues of shares in the same proportion as other share classes;
- the Preference Shares will convert to ordinary shares when a takeover offer has been made in relation to the ordinary shares in the company and:
  - in the event of an off market offer the offer is unconditional, and the directors of VRL make a statement recommending acceptance of the offer; or
  - where an on market cash offer has been announced and the directors of VRL make a statement recommending that shareholders sell their shares on-market or indicate that they will sell their own shares on-market.

The following table sets out the major Preference shareholders in VRL at 31 August 2003:

VRL – Top 10 Preference Shareholders

Shareholders	Number of Shares 000s	Holding %
Westpac Custodian Nominees Limited	30,662	12.25
Permanent Trustee Australia Limited	27,786	11.10
JP Morgan Nominees Australia Limited	24,297	9.71
RBC Global Services Australia Nominees Pty Limited (RA Account)	22,404	8.95
National Nominees Limited	12,940	5.17
ANZ Nominees Limited	12,927	5.17
RBC Global Services Australia Nominees Pty Limited (BKCUST A/C)	10,267	4.10
IOOF Investment Management Limited	10,176	4.07
Queensland Investment Corporation	7,754	3.10
Permanent Trustee Australia Limited	5,900	2.36
Top ten shareholders	**165,113**	**65.98**
Other shareholders	85,102	34.02
Total	**250,215**	**100.00**

Source: VRL

As at 31 August 2003 the top ten ordinary shareholders of VRL held approximately 87% of the shares in the company. There are three substantial shareholders:

VRL – Substantial Shareholders

Shareholder	Number of Shares 000s	Holding %
Village Roadshow Corporation Ltd	118,645	50.51
Graham William Burke	118,647	50.51
Granada Media plc	42,331	18.02

Source: VRL

Village Roadshow Corporation Limited ("VRC") is a company associated with the Kirby family and Graham Burke. Mr. Robert Kirby is the Chairman and an executive director of VRL. Mr. John Kirby is the Deputy Chairman and an executive director of VRL. Mr. Graham Burke is Managing Director of VRL and has a relevant interest in the shares in which VRC has a relevant interest.

The PRIDES are US-issued subordinated perpetual debt securities with a face value of US$50.00 that:

- are convertible into Preference Shares at the option of the holder until 30 April 2008. Upon conversion VRL may elect to deliver either Preference Shares or their cash equivalent in US Dollars;
- pay semi-annual interest at a rate of 6.5% pa with no stated maturity; and
- are redeemable by VRL for cash after 30 April 2008.

VRL has recently bought back 162,100 PRIDES at a 36% discount to face value.

A number of options over ordinary shares have been issued to the Managing Director of VRL pursuant to a special resolution of the shareholders on 15 May 2001. These options, which are all currently out of the money[1], are summarised below:

VRL – Options Outstanding		
Expiry Date	Exercise Price	Number of Options
30 November 2007	3.00	2,000,000
30 November 2007	4.00	2,000,000
30 November 2007	5.00	2,000,000

Source: VRL

3.7 Sharemarket Performance

The price movements and trading volumes of VRL ordinary shares since 1 January 1998 are summarised below:

VRL – Ordinary Share Price History					
		Share Price ($)			Average Weekly
		Close	High	Low	Volume (000's)
Yearly:	1998	2.75	4.75	2.50	1,040
	1999	3.00	3.29	2.46	1,020
	2000	1.69	3.08	1.50	723
	2001	1.89	2.07	1.18	1,090
	2002	1.33	2.20	1.11	1,860
Monthly	January	1.26	1.37	1.26	425
	February	1.13	1.28	1.11	826
	March	1.10	1.13	0.98	973
	April	1.55	1.55	1.10	785
	May	1.18	1.65	1.11	2,510
	June	1.21	1.33	1.14	1,820
	July	1.29	1.35	1.19	548
Week ending:	6 June 2003	1.16	1.19	1.14	1,418
	13 June 2003	1.27	1.33	1.16	1,618
	20 June 2003	1.24	1.29	1.23	2,538
	27 June 2003	1.23	1.25	1.19	1,705
	4 July 2003	1.20	1.23	1.19	407
	11 July2003	1.23	1.24	1.19	559
	18 July 2003	1.24	1.27	1.21	983
	25 July 2003	1.24	1.24	1.22	242
	1 August 2003	1.30	1.35	1.29	8,144
	8 August 2003	1.27	1.30	1.23	1,176
	15 August 2003	1.32	1.32	1.25	2,450
	22 August 2003	1.37	1.45	1.37	1,540
	29 August 2003	1.42	1.42	1.34	1,020
	5 September 2003	1.42	1.45	1.42	1,858
	12 September 2003	1.40	1.49	1.38	1,891
	19 September	1.42	1.45	1.38	1,991

Source: IRESS

- VRL is included in a number of indices, including the ASX All Ordinaries (0.04%), ASX Media (0.19%), ASX Movies and Entertainment (0.24%) and ASX Small Industrials (0.28%). The index weightings are based on market parameters around the time this report was prepared.

The VRL share price generally declined between 1998 and 2002, reflecting the unwinding of VRL's unsuccessful international growth strategy. In 1999 the share price traded in a band between $2.50 and- $3.00. VRL sold its stake in Golden Harvest during 2000, followed by the sale of its Hong Kong cinema circuit. Announced pre-tax earnings of the exhibition division were 91% lower in the 2000 financial year, leading to a decline in the share price to end the year on $1.69. A number of profit downgrades in the media sector, the lower than expected Austereo IPO price and worse than expected half-yearly results put further pressure on the share price during the second half of the 2001 financial year. The takeover of Sea World Property Trust and the continued sell-off of the

[1] Options are considered 'out of the money' when the exercise price is greater than the share price.

cinema businesses in Switzerland, Hungary and Greece resulted in a strengthening share price towards the end of 2000/01. Overall market conditions and the announcement of a full year profit fall resulted in further share price declines during September and October 2001. On 7 June 2002 VRL announced the suspension of the ordinary dividend. This was followed by a 35% fall in the share price. Since January 2003 VRL ordinary shares have generally traded in the approximate range $1.10-1.30, rising to $1.64 in May following the announcement of the sale of VRL's 50% stake in the Warner Village UK cinema circuit as well as anticipated substantial returns from sequels to *The Matrix*. The share price subsequently fell to $1.10 following VRL's announcement on 14 May 2003 that no dividends would be paid for the 2002/03 financial year. Immediately prior to the announcement of the Proposal, the ordinary shares were trading in the range $1.23-1.24. Since the announcement of the Proposal the share price has strengthened, with ordinary shares recently trading over $1.40.

The VRL Preference Share price and volume of trading since 1 January 1998 are summarised below:

VRL – Preference Share Price History

		Share Price ($)			Average Weekly Volume (000's)
		Close	High	Low	
Yearly:	1998	2.04	3.62	2.00	1,760
	1999	2.59	3.05	2.00	2,020
	2000	1.46	2.57	1.15	2,160
	2001	1.62	1.72	0.96	2,660
	2002	0.70	1.81	0.67	4,280
Monthly 2003:	January	0.66	0.75	0.65	2,880
	February	0.67	0.69	0.58	4,120
	March	0.75	0.75	0.61	4,040
	April	1.05	1.05	0.73	4,820
	May	0.67	1.05	0.63	7,970
	June	0.75	0.81	0.66	3,530
	July	1.07	1.13	0.73	2,800
	August	1.10	1.10	1.03	22,360
Week ending:	6 June 2003	0.69	0.70	0.66	3,073
	13 June 2003	0.73	0.73	0.66	3,376
	20 June 2003	0.80	0.80	0.69	4,892
	27 June 2003	0.75	0.81	0.73	2,791
	4 July 2003	0.77	0.78	0.73	2,104
	11 July2003	0.78	0.79	0.77	1,387
	18 July 2003	0.83	0.84	0.75	4,832
	25 July 2003	0.83	0.84	0.80	2,863
	1 August 2003	1.07	1.13	0.92	72,684
	8 August 2003	1.04	1.07	1.03	14,286
	15 August 2003	1.05	1.05	1.03	7,478
	22 August 2003	1.09	1.09	1.05	14,485
	29 August 2003	1.10	1.10	1.08	2,843
	5 September 2003	1.10	1.10	1.09	10,983
	12 September 2003	1.08	1.10	1.08	40,154
	19 September 2003	1.10	1.10	1.08	8,886

Source: IRESS

The Preference Share price performance has generally followed that of the ordinary shares. Significant falls in 2000 and 2002 related respectively to lower than expected earnings results and suspension of the ordinary share dividend. The Preference Shares generally traded between $0.70 and $0.80 for the first six months of 2003 and were trading in the range $0.82-0.83 immediately prior to the announcement of the Proposal. The Preference Shares have generally traded in the range $1.03-1.10 following the announcement of the Proposal.

The following graph illustrates price movements and trading volumes for VRL ordinary and Preference Shares since January 1998.



Village Roadshow - Share Price and Monthly Trading Volume
January 1998 to August 2003
Volume (000s)
Share Price ($)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03
Ordinary shares
Preference shares

Source: IRESS

Over the period from January 1998 to July 2003, the Preference Shares have traded at a discount to the ordinary shares. Trading volumes were generally higher for the Preference Shares than for the ordinary shares, reflecting the substantially greater free float of the Preference Shares. The discount, both in percentage and in absolute terms, is presented below:



Village Roadshow - Preference Share Price Discount to Ordinary Share Price
Discount
Discount size ($)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03
Discount amount

Source: IRESS

The relative performance of VRL ordinary shares, the ASX All Ordinaries Index, the ASX Media Index and the ASX Hotels, Restaurants and Leisure Index is summarised in the graph below:



Village Roadshow vs All Ordinaries Index vs Media Index vs Hotels, Restaurants and Leisure Index
March 2000 to July 2003
160
140
120
100
80
60
40
20
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
ASX All Ordinaries Index
Village Roadshow
ASX Media Index
ASX Hotels, Resturants and Leisure Index

Source: IRESS

The chart illustrates that VRL shares underperformed both the All Ordinaries Index and the Hotels, Restaurants and Leisure Index in the period from March 2000 to July 2003. The VRL share price has tracked the Media Index closely in the July 2001 to July 2003 period. The underperformance of the VRL share price relative to the Hotels, Restaurants and Leisure Index is explained in part by the strong performance of the gaming businesses of Tabcorp, TAB and Jupiters, which comprise over 80% of the index.

4 Profile of Austereo

4.1 Background

Austereo was first listed on the ASX in July 1994 following an initial public offer of 68.8 million shares at 90 cents. At the time, Austereo owned a network of capital city radio stations, including 2DAY FM in Sydney and FOX FM and GOLD 104 FM in Melbourne. In July 1993, VRL acquired the four station Triple M network (2MMM Sydney, 3MMM Melbourne, 4MMM Brisbane and 6MMM Perth) from the receivers of Hoyts Media Limited for $88 million. In August 1993, VRL acquired KAFM Adelaide and it was relaunched as 5MMM in January 1994, completing the Triple M capital city network.

Between July and September 1994, VRL acquired 14.3 million shares in Austereo (representing a 14.1% interest) and on 16 September 1994 announced a takeover offer for Austereo at $1.20 per share. Following negotiations, a merger of Austereo and the Triple M network was announced under which Austereo acquired the Triple M network from VRL in exchange for 52.5 million shares in Austereo (taking VRL's shareholding in Austereo to 42.2%) and 6 million options to subscribe for shares in Austereo at a price of $1.50 per share exercisable by 21 July 1999. In addition, Austereo assumed $65 million in net borrowings owed by the Triple M network. VRL also made a proportional takeover offer for 20% of each Austereo shareholding at a price of $1.75 per share acquiring 18.4 million shares and taking its interest in Austereo to 53.4%.

In May 1995, Austereo sold Melbourne station GOLD 104 FM to the Australian Radio Network ("ARN") to comply with the two stations per market limit set by The Broadcasting Services Act 1992 (Cth) ("Broadcasting Services Act") and administered by the Australian Broadcasting Authority ("ABA").

In January 1996, Austereo acquired two Newcastle radio stations, KO FM 102.9 (the market leader) and NX FM 106.9. In March 2002, Austereo entered into a 50:50 joint venture with RG Capital Radio Limited ("RG Capital") by selling it a 50% interest in the Newcastle stations. In March 1997, Austereo announced a 50:50 joint venture with ARN for the joint operation of their FM radio stations in Canberra. The joint venture owns and operates FM 104 (originally owned by Austereo) and MIX 106.3 (originally owned by ARN).

In May 1997, acquired the minority interests in Austereo through a takeover offer at $2.55 per share.

In September 1997, Austereo acquired the Perth stations PMFM and 94.5FM from interests associated with Mr Jack Bendat and sold 6MMM to Southern Cross Broadcasting (Australia) Limited ("Southern Cross").

In January 2001, VRL announced its intention to refloat Austereo. Austereo was relisted on the ASX in March 2001 through the issue of 191.4 million shares, representing a 42.5% interest, at a price of $1.85. VRL retained a controlling interest of 57.5% in Austereo. The $315 million raised through the partial float of Austereo was used by VRL to reduce debt.

Over the last five years, Austereo has diversified internationally, primarily by providing intellectual property and technical services through local partnerships, alliances and arrangements. To date, Austereo has entered into a joint venture arrangement in Malaysia and has made investments in radio broadcasting businesses in the United Kingdom and Greece.

In addition to radio broadcasting, Austereo has developed a number of related revenue streams including AustereoTV (a 50:50 joint venture between Austereo and production company Screenhog to develop programs around key on air talent and synchronise on air promotions), a 50% joint venture interest in the direct marketing group the Simon Richards Group ("Simon Richards") and a 50% joint venture interest in mcm entertainment, a radio and television program production and international syndication business.

4.2 Industry Overview

4.2.1 Structure

Australia's radio broadcasting industry consists of a mix of privately owned commercial stations, government owned stations (operated by the ABC and SBS) and community not-for-profit stations broadcasting on both the AM and FM bands. Only the commercial stations sell significant advertising time. Accordingly, while the government owned and community stations do not compete directly with commercial broadcasters, they do impact on audience levels.

There are currently more than 250 commercial radio stations broadcasting in Australia, although the majority of these operate in regional markets. The number of commercial radio stations in each of the five largest metropolitan centres in Australia (which dominate advertising revenue) is shown in the following table:

Analysis of Commercial Radio Stations

Market	% of Radio Advertising Revenue[2]	AM	FM	Total
Sydney	27.1%	5	5	10
Melbourne	18.0%	5	5	10
Brisbane	9.1%	4	3	7
Adelaide	6.6%	2	3	5
Perth	6.4%	2	4	6
Total Five City Metropolitan	**67.3%**	**18**	**20**	**38**
Other	32.7%	90	124	214
Total Australia	**100.0%**	**108**	**144**	**252**

Source: ABA

Commercial radio signals are broadcast on both the AM and FM bands. The FM band was introduced for commercial radio in 1980 and offers a number of technical advantages in terms of sound quality delivered and reliability. The FM band is therefore attractive for radio stations with a music based format. It is less important for those stations with a news/talk format. Music radio stations that have remained on the AM band are generally oriented towards "hits and memories" or "easy listening" formats that target the 40+ demographic.

FM radio stations also generate a significantly larger proportion of advertising revenue compared to AM radio stations. ABA broadcasting results for 2001/02 indicate that in the five city metropolitan market, the 20 FM radio stations generated $331.1 million, representing 72.5% of the total advertising revenue generated in the five city metropolitan market. The 20 AM radio stations generated $125.7 million or 27.5% of total advertising revenue generated in the five city metropolitan market.

2 Based on ABA radio broadcasting results for 2001/02.

4.2.2 Commercial Radio Participants

In the 10 years since deregulation of the radio broadcasting industry in 1992, a number of national networks have been developed. There are four major commercial radio broadcasters with metropolitan networks: Austereo, ARN, DMG and Southern Cross. All four have established national metropolitan networks through aggregation:

Metropolitan Commercial Radio Networks			
Owner	**Audience Reach**	**Location**	**Radio Stations**
Austereo	63.0%	Sydney	2DAY FM, Triple M
		Melbourne	FOX FM, Triple M
		Brisbane	B105 FM, Triple M
		Adelaide	SA FM, Triple M
		Perth	92.9 FM, MIX 94.5 FM
		Canberra[3]	FM104.7, MIX 106.3 FM
		Newcastle[4]	KO FM, NX FM
ARN	61.8%	Sydney	101.7 WSFM, MIX 106.5 FM, The Edge 96.1[5]
		Melbourne	GOLD104.3 FM, MIX101.1 FM
		Brisbane[6]	4KQ AM, New97.3 FM
		Adelaide	5DN AM, MIX102.3 FM
		Perth[5]	Nova 93.7 FM
		Canberra[2]	FM104.7, MIX106.3 FM
DMG	58.5%[7]	Sydney	Nova 96.9 FM
		Melbourne	Nova 100 FM
		Brisbane[5]	New97.3 FM
		Adelaide	FIVEaa AM
		Perth[5]	Nova 93.7 FM
Southern Cross	52.6%	Sydney	2UE AM
		Melbourne	3AW AM, Magic 963 AM
		Brisbane	4BC AM, 4BH AM
		Perth	6PR AM, 96fm

Source: ABA

ARN is a joint venture between APN News & Media Limited and Clear Channel International. Clear Channel International owns and operates, with its partners, more than 250 radio stations in Mexico, Australia, New Zealand and Europe. ARN has a dual brand strategy with a MIX and Classic Hits stream operating in most Australian capital cities. MIX is a contemporary format aimed at males and females aged 25-44 and Classic Hits is targeted at 35-54 year old males and females.

DMG Radio Australia Pty Ltd ("DMG") is 100% owned by listed United Kingdom media group, Daily Mail and General Trust plc. DMG is a relatively new entrant to the Australian commercial radio broadcasting market, having commenced operations in October 1996 with the purchase of Broadcast Media Group and radio station FIVEaa. DMG's strategy has been to acquire existing stations and networks as well as create new commercial radio stations through acquiring new licences at auctions. To date, DMG has acquired 64 licences across five states, predominantly in regional Australia. It has also acquired new capital city commercial FM licences in Sydney and Melbourne and is a 50% shareholder in the new Brisbane and Perth radio stations.

Southern Cross has the only national talk radio network covering Australia's major capital cities and primarily provides a mix of news, talk, opinion and sport. Magic 693 AM, 4BH

[3] Austereo and ARN each own 50% of these Canberra radio stations.

[4] Austereo and RG Capital each own 50% of these Newcastle radio stations.

[5] The ABA ruled that the purchase of The Edge 96.1 did not breach the two stations to a market rule as the 101.7 WSFM licence area was superimposed, to a major extent, on the overlapping Sydney and Katoomba licence areas.

[6] ARN and DMG each own 50% of Brisbane FM licence New97.3 FM and Perth FM licence Nova 93.7. New97.3 FM is operated by ARN and Nova 97.3 is operated by DMG.

[7] Excludes DMG's regional radio network. If DMG's regional radio network is included, its audience reach increases to 70.4%.

AM and 96fm are music stations. All of Southern Cross's radio stations are AM except for 96fm. All stations target older age groups except for 96fm, which is aimed at the 16-29 demographic.

RG Capital is also a major participant in the Australian commercial radio market. However, it operates predominantly in regional areas. RG Capital operates 36 commercial stations (26 FM and 10 AM) in 20 markets, primarily in Queensland but also with a presence in New South Wales, Victoria and Tasmania. Its major service is Sea FM.

4.2.3 Advertising Market

Commercial radio broadcasting in Australia generates almost all of its revenue from advertising, competing with other forms of media including newspapers, magazines, print media, television, outdoor and cinema. Since 1993, Australian main media advertising revenues have grown at an average rate of 4.7% per annum to $7.5 billion in the year ended 31 December 2002:



Main Media Advertising Revenue - 1993 to 2002
$ billions (total)
$ millions (radio)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year ended 31 December
Total Advertising Revenue
Radio Advertising Revenue

Source: CEASA Report for the year ended 31 December 2002

In the year ended 31 December 2002, commercial radio accounted for 9.2% of the Australian main media advertising market, representing total advertising revenues of $684.4 million. The Australian radio advertising market has grown each year over the last ten years, at an average rate of 5.5% (ie. at a greater average annual rate than the overall advertising revenue market). The radio advertising market also grew in the 2001 year (by 1.6%), when the overall advertising market declined by 6.9%.

Radio advertising is forecast to grow at an average annual rate of 2.9% to reach $809 million by 2007[8] based on improving economic conditions and the release of new commercial FM licences. This represents substantially lower growth than that achieved over the last 10 years and reflects a view that, in the absence of any new "killer development", radio is now a mature business.

8 Australian Entertainment and Media Outlook: 2003-2007, June 1993, PricewaterhouseCoopers.

4.2.4 Regulation

Commercial radio stations operate under licences issued by the ABA in accordance with the Broadcasting Services Act. The key features of the Broadcasting Services Act are:

- there are no foreign investment restrictions other than the normal rules applying to all investors pursuant to the Foreign Acquisitions and Takeovers Act;
- cross media restrictions prevent owners of newspapers or television licences controlling more than 15% of a radio licensee operating in the same market; and
- any one party can control a maximum of two commercial radio broadcasting licences in a singe licence area.

The two licence rule has resulted in considerable structural change in the industry as it has a fundamental impact on operating economics. A radio station can be operated more cost effectively by an existing operator who can eliminate duplication in a number of areas.

The ABA has responsibility for planning and control of spectrum management and the issue of new licences. As part of this process the ABA reviews the radio services available in each designated broadcast area. As a result of reviews finalised by the ABA on a region by region basis progressively up to December 2001, the following new metropolitan commercial radio licences have been issued over the last two years:

New Commercial Radio Broadcasting Licences Allocated

Date Allocated	Licence Area	Amount Paid ($ millions)	Purchaser	Date Launched
July 2000	Sydney	155.0	DMG/GWR	April 2001
February 2001	Melbourne	70.0	DMG	December 2001
August 2001	Brisbane	67.0	DMG/ARN	October 2001
April 2002	Perth	25.0	DMG/ARN	December 2002

Source: ABA

The issue of these licences has had a considerable impact on the ratings of existing participants, particularly Austereo, as all of the licences have been acquired by DMG (alone or in conjunction with others) and it has established a network targeting a similar demographic to Austereo.

As part of the same review, the ABA announced an intention to issue additional new metropolitan licences over the next 12 months:

New Commercial Radio Broadcasting Licences to be Auctioned

Proposed Date of Auction	Licence Area
October 2003	Adelaide
April 2004	Sydney
April 2004	Brisbane
August 2004	Melbourne

Source: ABA Release, 22 July 2003

Both DMG and RG Capital have publicly confirmed their interest in bidding for the licences. DMG is primarily interested in Adelaide and Brisbane but has not ruled out bidding for licences in Sydney and Melbourne. RG Capital is most interested in the Brisbane licence. Austereo and ARN are not able to bid as they already own two stations in each of the four cities. The impact of the issue of new licences will be to increase competition in the respective markets for both audience and advertising revenue. The impact on Austereo will depend on the acquirer (ie. whether the licence becomes part of a network or is a stand alone operator) and the format and targeted demographic of the station launched.

At the 2001 Federal election, the Government committed to reform cross-media ownership restrictions and media specific foreign ownership restrictions in the Broadcasting Services Act. However, in June 2003 the Government's proposed Bill to effect these reforms was defeated in the Senate. The nature and extent of future cross-media and foreign ownership reform is uncertain.

4.2.5 Developments - Digital Radio Broadcasting

Digital radio technology will provide compact disc quality sound and much better reception (ie. better reach and less interference) than FM or AM radio. The Australian Government announced a framework for digital radio in 1998 and digital radio was introduced in Europe several years ago and in the United States this year. However, progress in Australia has been slow and there is no timetable for the introduction of digital radio in Australia.

The impact of the introduction of digital radio on existing commercial radio operators is difficult to predict. It is probable that existing broadcasters would be granted digital licences for their existing services but they would also be required to transmit their programs on FM or AM for a simulcasting period to ensure that listeners are not disadvantaged. Simulcasting could last for up to 10 years. In any event, digital radio is unlikely to have a material impact on radio broadcasting in the short to medium term. It will take a number of years for digital radio receivers to reach the necessary penetration rates and for digital radio transmission facilities to provide comprehensive coverage throughout the country.

4.3 Business Operations

4.3.1 Overview

Austereo operates two distinct radio networks, Today and Triple M, and is the only Australian radio broadcaster with two FM stations in every mainland capital city. Austereo has clear market leadership at a national level with 40% of the 18-39 year old audience in Australia's five largest metropolitan cities combined (DMG and ARN have around 17% each of this audience) and 27% of the overall audience (ARN has around 16% of this market, Southern Cross has 12% and DMG has 10.5%).

The target demographic of both networks is the 18-44 year old listener, although the core demographic is the 25-39 age group. The Today network targets a female audience and the Triple M network targets a male audience. Austereo's radio stations are rated first and second in the 25-39 year old demographic in each of the five major capital city markets, except for Sydney and Brisbane (where DMG's radio stations have pushed Triple M into third position) and Perth (where 96FMFM rates ahead of the Triple M network station, 92.9FM). In addition, Austereo's Today network has the top rating FM station overall in each of the five major capital city markets. The position of the Triple M network is weaker, rating second in the less lucrative markets of Adelaide and Perth, but third or fifth in the more important Sydney, Melbourne and Brisbane markets.

Austereo has a business strategy of market leadership. Austereo stations, through their leading ratings in key demographics, their ability to deliver advertising on a national basis and their "full service" sales approach, have been able to command substantial advertising rate premiums. However, DMG's developing network has increased competition, fragmenting audiences and putting pressure on advertising rates. This increased competition has had a particularly significant impact on Austereo, given its market leading share of revenue and the costs associated with its "full service" business approach. Nevertheless, Austereo continues to generate very high EBITDA margins compared to its Australian and international peers.

The challenge for Austereo in light of the increase in competition is to protect its position. Triple M Brisbane has had some success in this regard with the introduction of "Freq Club" in January 2003. Freq Club is a loyalty program where listeners earn points that can be redeemed for prizes. While increased competition enhances the importance of on-air talent, this alone is no longer sufficient. The whole entertainment package (ie. programming and promotion) needs to be more compelling to encourage listener loyalty. With more competitors in the market, Austereo believes that success will be determined by a network's "ownership" of a particular niche or target, whether that is defined by age groups, gender or something else.

Austereo is particularly focused on improving the performance of the Triple M network, which has suffered the greatest decline in ratings since the launch of DMG's new radio stations. Austereo has flagged that it is working on the "reinvigoration" of the Triple M network, with a focus on innovative programming and promotion. While Austereo believes that this strategy will be successful in lifting the Triple M network's ratings, there is a risk that some proportion of any improvement will be at the expense of the Today Network.

4.3.2 Metropolitan Radio Networks

Sydney

Sydney is the most significant of all Australian radio markets. ABA statistics indicate that radio station advertising revenue in Sydney in 2001/02 represented approximately 40% of all capital city radio station revenue for that period. Five commercial FM and five commercial AM radio stations compete in metropolitan Sydney. In addition, The Edge 96.1, owned by ARN, has coverage of approximately 6% of Sydney.

2DAY FM is Austereo's most profitable station and is the highest rating radio station overall in the Sydney radio market. This position had previously been held by 2UE, an AM station with a talkback format. However, with the defection of Alan Jones from 2UE to 2GB in February 2002, 2UE's overall position has fallen to third, behind 2DAY FM and Nova 96.9. Since Nova 96.9's launch in April 2001, it has risen to second position overall behind 2DAY FM. Triple M has suffered from a sustained ratings decline over the last two years, both overall and in its core 25-39 demographic. This decline has been attributed to several changes to its program directors, its breakfast line up and its music format.

The ratings performance of the main competitors in Sydney's key 25-39 demographic are shown in the following chart:



Sydney Ratings: 25-39 Years
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
2Day
Triple M
2UE
MIX106.5
Nova 96.9

Source: AC Nielson McNair

Until the launch of Nova 96.9 in April 2001, leadership of the 25-39 demographic was held by Triple M, with an audience share of 20-25%. Subsequent to the launch of Nova 96.9,

2DAY FM's ratings in its key demographic fell from around 20% to 15% but have remained steady at this level for over 12 months. In contrast, the ratings for Triple M have declined from around 20% to just over 10%, a similar rating to ARN's MIX106.5 FM. Nova 96.9 is now 2DAY FM's main competitor in the 25-39 age group. 2DAY FM and Nova 96.9 have both maintained rating shares of around 15% over the past 12 months, although 2DAY FM has generally rated higher than Nova 96.9 as a result of the strength of the Morning Crew featuring Wendy Harmer and stronger drive time ratings.

Melbourne

Melbourne is the second most important Australian radio market, generating approximately 27% of overall capital city radio station advertising revenue. Five commercial AM and five commercial FM stations compete for advertising revenue.

The highest rating station overall is 3AW, an AM talkback station owned by Southern Cross. 3AW is the dominant commercial station in the 55+ demographic and ranks second in the 40-54 demographic (behind GOLD104.3). 3AW (and Southern Cross's second Melbourne station Magic 693) have insignificant ratings in the 25-39 and younger demographics.

FOX FM's overall rating has consistently approached that of 3AW and was leading 3AW by around 2% prior to the launch of Nova 100 in December 2001, following which its overall ratings fell from around 18% to 12%. At the same time, Triple M's ratings fell from around 12% to 8%. Although Triple M's overall rating has since improved to around 10%, it is still the fourth rating station overall (after 3AW, FOX FM and Nova 100).

The following chart shows the ratings of the major commercial radio stations in the 25-39 demographic since mid 2000:


Melbourne Ratings: 25-39 Years
%
30
25
20
15
10
5
0
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
FOX FM
Triple M
3AW
Nova 100
Source: AC Nielson Mc Nair

Prior to the launch of Nova 100 in December 2001, FOX FM and Triple M were the clear leaders in the 25-39 demographic, with FOX FM generally leading Triple M. While Nova 100 peaked at around 24% shortly after its launch (to take the number 1 position), it has since stabilised at around 15% audience share. Both FOX FM and Triple M suffered audience losses, and, apart from FOX FM peaking at 22% in late 2002, both have also settled at around 15%. These three competitors now have roughly equal shares of the important 25-39 year old demographic and the market is very competitive.

Brisbane

Brisbane is a profitable radio market characterised by relatively few commercial radio competitors. There are only three commercial FM radio stations (two of which are owned

by Austereo) and four commercial AM stations, one of which is devoted to horse racing. Unlike other major capital cities, talkback radio has not been particularly successful. Instead, Austereo's B105 FM has generally had a commanding lead in overall ratings since 1992, consistently rating in the low to mid 20%'s prior to the launch of New97.3FM in December 2001. While B105 FM has retained its number 1 overall rating, its ratings performance has fallen to around 17-18%. Triple M, which had clear ownership of the number 2 overall ratings position, now competes with New97.3FM for this position. Apart from New97.3FM, the principal competitors of Austereo's Brisbane stations are the AM stations 4KQ AM (owned by ARN) and 4BC (owned by Southern Cross). 4KQ AM has a female orientation and is targeted at the 35+ demographic. 4BC AM is Brisbane's only commercial talk station and has clear leadership in the 55+ demographic.

In the key 25-39 demographic, Austereo's stations had a dominant position prior to the launch of New97.3 FM, as illustrated in the following chart:



Brisbane Ratings: 25-39 Years
%
45
40
35
30
25
20
15
10
5
0
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
B105 FM
Triple M
4BC
4KQ
New97.3 FM

Source: AC Nielson Mc Nair

B105 FM has been most affected by the launch of New97.3 FM, with its 25-39 demographic market rating falling from in excess of 35% to around 25%. Triple M's ratings in this key demographic have been much more resilient, remaining at around 20-25%. New97.5 FM also appears to have settled at around 20%, making competition for the number 1 position in Brisbane's 25-39 demographic intense. 4KQ rates considerably lower in this demographic at around 5% in recent surveys.

Adelaide

Adelaide is a relatively small radio market. The commercial radio stations are Austereo's SA FM and Triple M, ARN's 5AD AM and its sister station, MIX102.3 FM, and FIVEaa AM, controlled by DMG. While South Australian listeners generally have more conservative musical tastes than listeners in other capital cities, SA FM, with its "today's best music" format, has consistently been the overall top rating station for the last four years.

Austereo's stations are the clear market leaders in the 25-39 demographic, with SA FM achieving ratings of 30-35% and as high at 40% and Triple M consistently rating second with a market share of around 20%. This market dominance has been retained despite both radio stations' market shares falling by 3-6% in the latest survey in favour of the ABC's 5JJJ and DMG's FIVEaa:



Adelaide Ratings: 25-39 Years
45
40
35
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
SA FM
Triple M
FIVEaa
MIX102.3 FM

Source: AC Nielson Mc Nair

The auction of a new commercial FM radio licence in Adelaide in September 2003 and the subsequent launch of a new radio station in late 2003 or early 2004 is likely to have a significant impact on Austereo's dominant market position in the Adelaide market.

Perth

The Perth radio market is made up of six commercial stations. Austereo owns the two leading stations, MIX94.5 FM and 92.9 FM, although 92.9 FM has been competing with Southern Cross's 96fm for the number 2 position since the launch of Nova 93.7 in December 2002. The launch of Nova 93.7 has not had a material impact on MIX94.5 FM's leading overall position, but has resulted in 92.9 FM's overall ratings falling from around 15% to 10%. However, after a strong start, Nova 93.7's ratings have slipped in the last two surveys and 92.9FM has regained some lost ground to achieve a 12% overall audience share.

The ratings performance of these four competitors in the key 25-39 demographic is illustrated in the following chart:



Perth Ratings: 25-39 Years
35
30
25
20
15
10
5
0
%
Survey 4/2000
Survey 6/2000
Survey 8/2000
Survey 2/2001
Survey 4/2001
Survey 6/2001
Survey 8/2001
Survey 2/2002
Survey 4/2002
Survey 6/2002
Survey 8/2002
Survey 2/2003
Survey 4/2003
MIX 94.5FM
92.9FM
96fm
Nova 93.7

Source: AC Nielson McNair

Leadership of the 25-39 demographic was shared between Austereo's two stations and 96fm prior to the launch of Nova 93.7. Since the launch of Nova 93.7, MIX94.5FM has become the clear leader in this demographic, although in the last two surveys, MIX94.5FM has lost ground to 96fm. 92.9 FM is generally the third rating station in this demographic. Despite Nova 93.7 also having a strong start, achieving a 14% rating in its first survey, ratings have consistently fallen since then, to a low of 11% in the latest survey. Unlike the DMG owned stations in the other capital cities, Nova 93.7 has the lowest rating of all of the FM radio stations in Perth.

4.3.3 Regional Radio Stations

Canberra

Austereo owns (in a 50:50 joint venture with ARN) both of the top rating commercial radio stations in the Canberra market. FM 104.7 is the top rating station in Canberra overall and dominates the 18-39 demographic. FM 104.7 has an 18-39 focus with a male orientation. MIX 106.3 FM is the third highest rating station overall (after FM 104.7 and 666 ABC) and ranks second behind FM 104.7 in the 25-39 age group. MIX 106.3 FM has an 18-39 focus and a female orientation. The ABC's 2JJJ also rates strongly in the 18-39 demographic.

Newcastle

Newcastle is the largest non-capital city radio market in Australia. KO FM is focused on the 30+ market, with a light/classic rock format. It is the overall ratings leader, the second highest rating station in the 25-39 demographic and the highest rating station in the 40-54 demographic. NX FM is a female skewed station aimed at the under 30's market. It is the second highest rating station overall, achieving its highest ratings amongst listeners aged 24 and younger but is also the highest rating station in the 25-39 demographic.

The other participants in the Newcastle commercial radio market are NEW FM and 2HD. NEW FM has a rock/adult contemporary format and a younger focus than KO FM. It rates strongly in the 18-24 demographic (although behind NX FM and 2JJJ). 2HD is an AM talk back station. It attracts a substantial audience in the 55+ demographic and is the third highest rating station overall.

The sale of a 50% interest in the Newcastle stations to RG Capital was a strategic move designed to improve the profitability of the Newcastle stations by taking advantage of RG Capital's proven ability to run regional stations and other synergy benefits that could be achieved. The Newcastle stations achieved a 38% increase in EBITA in the year ended 30

June 2003 compared to that achieved in the prior year when the stations were 100% owned by Austereo.

4.3.4 International Businesses

Austereo's international business strategy is focused on creating growth opportunities for the company by providing its intellectual capital and proprietary systems in selected overseas markets. Austereo believes that it can contribute to and improve the performance of (and therefore the value of its investment in) radio stations in other countries through providing these services. Investments have been made to date in Malaysia, the United Kingdom and Greece.

Malaysia

The Malaysian radio industry is highly regulated, with the Malaysian government issuing licences and prohibiting direct foreign ownership of radio stations. As a result, in 1998, Austereo entered into a joint venture with Malaysian group Usaha Tegas to provide services to a radio licensee affiliate of Usaha Tegas (MEASAT Radio Communications ("MEASAT")) to develop five radio networks in Malaysia. Austereo's role has been to construct the radio premises, establish the radio formats, launch the five national networks, provide marketing expertise and provide senior operational executives. In return for the provision of these services, Austereo receives a performance-related fee calculated by reference to the net advertising revenue of the networks.

By 2003, these networks had a 67% share of the advertising revenue market and were ranked the number 1 Malaysian language radio network (with 5.6 million listeners), the number 1 Chinese language radio network (with 2 million listeners) and the number 1 English language radio network (three networks with a total of 2.4 million listeners).

United Kingdom

In November 2000, Austereo entered into a three year commercial services agreement with UKRD Limited ("UKRD"), one of the fastest growing radio operators in the United Kingdom. UKRD now controls 12 radio licences throughout regional areas of the United Kingdom and has interests in a further five stations. In addition to the commercial services agreement, Austereo has a 5.7% economic interest in UKRD and an option to acquire up to a 10% economic interest at agreed exercise prices before March 2004.

Greece

In July 2001, Austereo acquired a 75% economic interest in KLIK FM, an established Greek FM radio station based in Athens, for $7.4 million. At the same time, Austereo entered into an agreement with SBS Broadcasting to establish a joint venture in Greece to provide facilities and services to KLIK FM and to the new FM radio station owned and operated in Greece by SBS Broadcasting. The joint venture has enabled Austereo to maximise revenue and achieve cost savings in the operations of both radio stations. KLIK FM was relaunched as Village 88 FM ("Village FM") in October 2001 with an international hits format and is now the number one rating international station in Athens. In May 2003, Austereo acquired the remaining 25% economic interest in Village FM.

4.3.5 Other Businesses

The Simon Richards Group

In August 1998, Austereo acquired a 50% interest in Simon Richards. Simon Richards is a direct marketing group providing a combination of direct mail, telemarketing, online and database management to target its clients' customers. Simon Richards contributed an EBITA loss of $1 million in the year ended 30 June 2003. As a result of an internal restructuring, the business is expected to make a positive contribution to earnings in 2003/04.

mcm entertainment

mcm entertainment is a 50:50 joint venture between Austereo and mcm international group pty ltd. mcm entertainment produces, syndicates, markets and distributes English language radio and television programmes in Australia, Malaysia, Papua New Guinea, Kenya and Uganda. Programmes produced and distributed by mcm entertainment include "Take 40 Australia" and "Cold Live At The Chapel". After contributing small losses in its first two years of operation, mcm entertainment now contributes $0.2-0.3 million annually to EBITA.

4.4 Historical Financial Performance

The historical financial performance of Austereo for the five years ended 30 June 2003 is summarised below:

Austereo – Financial Performance ($ millions)					
	Year ended 30 June				
	1999	2000	2001	2002	2003
Radio revenue[9]	183.9	222.5	246.0	238.2	221.3
Other revenue[10]	8.6	10.6	14.8	18.6	24.7
Total operating revenue	**192.5**	**233.1**	**260.9**	**256.8**	**246.0**
EBITDA[11]	**66.3**	**86.0**	**97.8**	**89.0**	**73.9**
Radio EBITDA	64.3	84.9	97.5	87.7	82.0
Other EBITDA	2.0	1.1	0.3	1.3	(8.1)
Depreciation and amortisation	(4.6)	(5.3)	(6.3)	(8.5)	(8.4)
EBITA[12]	**61.7**	**80.7**	**91.5**	**80.5**	**65.5**
Radio EBITA	60.0	80.2	92.0	80.3	74.6
Other EBITA	1.7	0.5	(0.5)	0.2	(9.1)
Amortisation of goodwill	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
EBIT[13]	**61.6**	**80.6**	**91.4**	**80.4**	**65.4**
Net interest expense			(14.6)	(10.2)	(11.7)
Specific items			-	6.5	0.3
Operating profit before tax			**76.8**	**76.7**	**54.0**
Income tax expense			(26.3)	(19.7)	(17.2)
Profit after tax			**50.5**	**57.0**	**36.8**
Outside equity interests			-	-	0.2
Profit after tax attributable to Austereo shareholders			**50.5**	**57.0**	**36.6**
Statistics					
Growth in radio revenue	*8.3%*	*21.0%*	*10.8%*	*-3.2%*	*-7.1%*
Growth in radio EBITDA	*25.7%*	*32.0%*	*14.8%*	*-10.1%*	*-6.5%*
Radio EBITDA margin	*35.0%*	*38.2%*	*39.6%*	*36.8%*	*37.1%*
Radio EBITA margin	*32.7%*	*36.1%*	*37.4%*	*33.7%*	*33.7%*
Earnings per share (cents)			*11.7*	*13.0*	*8.6*
Dividends per share (cents)			*3.4*	*7.9*	*7.2*
Franked amount of dividend			*100%*	*100%*	*100%*

Source: Austereo Prospectus, company announcements, Annual Report, audited accounts

9 Radio revenue represents revenue from metropolitan radio networks, regional radio stations and international radio operations, joint ventures and investments.

10 Other revenue represents revenue from non-radio operations (mcm entertainment and Simon Richards) and discontinued businesses (AustereoLive, Eyeshop and MTV).

11 EBITDA is earnings before net interest expense, tax, depreciation and amortisation.

12 EBITA is earnings before net interest expense, tax and amortisation of goodwill.

13 EBIT is earnings before net interest and tax.

For the three years ended 30 June 2001, Austereo achieved strong growth in revenue and EBITDA. The overall radio advertising market grew by an average of around 8% per year over this three year period[14]. Austereo's radio revenue grew by an average of 13% per year over the same period, reflecting Austereo's increased ratings and leading national market position. By 30 June 2001, Austereo commanded a 56% share of its target under 40's demographic across Australia's mainland capitals. Austereo was able to achieve growth in radio revenue of 10.8% in the year ended 30 June 2001 despite the Australian and global advertising markets declining in that year.

Over the same period, Austereo's radio EBITDA margins increased from 35% in the year ended 30 June 1999 to 39.6% in the year ended 30 June 2001. Austereo achieves high EBITDA margins in comparison to its Australian and international peers, partly because of the cost savings generated though the operation of two radio stations in each capital city market. The increase in EBITDA margins reflected Austereo's continued management of its cost base as well as the operational leverage of the radio business. As a significant proportion of radio costs are fixed or semi fixed in nature, a high proportion of each dollar of incremental revenue flows straight to EBITDA.

In contrast, both revenue and EBITDA from Austereo's radio operations declined in the years ended 30 June 2002 and 2003. EBITDA margins also declined to around 34%. While some of the decline in performance could be attributed to continued softness in the advertising market, the primary reason for the decline was the impact on Austereo of the launch of new commercial FM radio stations by DMG's Nova in Sydney (April 2001), Melbourne (December 2001), Brisbane (October 2001) and Perth (December 2002).

The impact in the year ended 30 June 2002 (3.2% decline in radio revenue and 10.1% decline in radio EBITDA) reflected a full year of competition from Nova in Sydney and six months of competition in the Melbourne and Brisbane markets. The impact in the year ended 30 June 2003 was more severe (7.1% decline in radio revenue and 6.5% decline in radio EBITDA), reflecting a full year of competition in the three largest radio markets and six months of competition in the Perth market. In addition, the sale by Austereo of a 50% interest in its Newcastle radio stations in March 2002 resulted in its results no longer being consolidated but being accounted for on an equity investment basis. The decline in the EBITDA margin in these two years reflects the increase in marketing and personnel costs required to operate in the now more competitive radio markets.

Revenue and earnings from Austereo's other business operations is minimal. These businesses make a very small contribution to revenue and EBITDA (around 6-7% of revenue and less than 2% of EBITDA). Austereo has announced its intention to divest these non-core assets.

Grant Samuel has had access to Austereo's budget for the year ending 30 June 2004 but the budget is not set out in this report at the request of the directors of VRL due to commercial sensitivity. The budget shows a marginal decline in the performance of Austereo's radio businesses compared to performance for the year ended 30 June 2003. The major assumptions underlying the budget are:

- growth in the national metropolitan radio advertising market of 1.6%;
- a marginal decline in Austereo's national metropolitan radio advertising market share;
- costs (other than the specific costs referred to below) generally increasing at inflation (which is assumed to be 2%); and
- specific costs for the relaunch of the Triple M Network and for new marketing campaigns designed to ensure that Austereo maintains its market leadership position.

The growth in revenue and earnings and the margins earned are distorted to some extent by the accounting treatments required under the Australian Accounting Standards for Austereo's various interests in its business operations. Revenue and earnings from Austereo's investments in

[14] Sourced from CEASA.

MEASAT and Village FM are consolidated (as was Newcastle prior to March 2002). Austereo's interests in joint ventures (the Canberra radio stations, Simon Richards and mcm entertainment) are accounted for by including in revenue and costs Austereo's share of joint venture revenue and costs. The 50% interest in the Newcastle radio station joint venture (post March 2002) is accounted for on an equity accounting basis and the 5.7% interest in UKRD is accounted for as an investment.

The performance of each of Austereo's key business segments is more clearly shown in the following table:

Austereo – EBITA by Business Segment ($ millions)

	Year end 30 June			
	2000	**2001**	**2002**	**2003**
Metropolitan networks	76.7	87.6	74.8	68.0
Regional stations	2.8	3.1	3.1	2.6[15]
International	0.7	1.3	2.4	4.0
Total radio EBITA	**80.2**	**92.0**	**80.3**	**74.6**
Other	0.5	(0.5)	0.2	(9.1)
Total EBITA	**80.7**	**91.5**	**80.5**	**65.5**

Source: Austereo

The considerable decline in EBITA from the metropolitan networks in 2001/02 and 2002/03 is evident, amounting to almost $20 million over the two year period. The Triple M network has suffered a greater decline in revenue than the Today network, reflecting its greater loss of market share and consequent diminished ability to charge premium advertising rates.

The EBITA from the regional stations in Canberra and Newcastle stations grew steadily over the four years ended 30 June 2002. This reflects both the increasing population base in these geographical areas and the appeal that these markets have to advertisers, as well as management of costs. There was a slight drop in EBITA in 2003 reflecting the decline in Austereo's interest in the Newcastle radio stations from 100% to 50% following the formation of the joint venture, largely offset by a near doubling in EBITA for the stations since the formation of the joint venture.

International EBITA is made up of EBITA contributions from MEASAT, Village FM and UKRD.

Other EBITA represents contributions from mcm entertainment, Simon Richards and discontinued businesses (such as MTV, Eyeshop and AustereoLive).

15 In 2003, EBITA from regional stations includes Austereo's 50% interest in the Newcastle joint venture which is accounted for on an equity investment basis. Accordingly, the contribution from the Newcastle joint venture represents an after tax amount.

4.5 Financial Position

The financial position of Austereo at 30 June 2002 and 30 June 2003 is summarised below:

Austereo – Financial Position ($ millions)		
	As at	
	30 June 2002	30 June 2003
Debtors and prepayments	51.5	48.0
Creditors and accruals	(41.1)	(35.4)
Net working capital	**10.3**	**12.6**
Property, plant and equipment	32.7	26.4
Investments	14.4	15.2
Other	8.3	6.1
Tax assets (net)	4.1	4.3
Employee entitlements	(10.1)	(9.9)
Tax provision	(4.0)	(9.5)
Unearned revenue	(1.2)	(1.3)
Net tangible assets	**54.4**	**43.7**
Radio licences	927.1	926.7
Intangible assets	4.8	2.2
Total funds employed	**986.4**	**972.6**
Cash and deposits	3.7	0.9
Bank loans	(163.6)	(162.5)
Finance lease liabilities	(0.7)	(0.5)
Net borrowings	**(160.6)**	**(162.1)**
Net assets	**825.7**	**810.4**
Outside equity interests	2.5	-
Equity attributable to Austereo shareholders	**823.2**	**810.4**
Statistics		
Net assets per share	*$1.91*	*$1.92*
Net tangible assets per share	*$0.12*	*$0.10*
Gearing (net borrowings/(net borrowings + net assets))	*16.3%*	*16.7%*

Source: Austereo Annual Report, management accounts

The major balance sheet item is radio licences of $926.7 million. The radio licences were revalued prior to Austereo relisting in March 2001 from $454.7 million to $923.5 million. The carrying value of the radio licences is reviewed annually by independent valuers.

The investments balance represents Austereo's investments in associates of $7.4 million (radio transmitter businesses in Sydney, Melbourne and Perth and Austereo's 50% interest in the Newcastle radio station joint venture) and investments in unlisted companies of $7.8 million (primarily Austereo's 5.7% interest in UKRD).

At 30 June 2003 Austereo had outstanding loans to executives of $9.6 million. These loans are in relation to the employee share ownership scheme and are classified as other in the above table, along with other non current receivables and payables.

Austereo is relatively lowly geared at around 16-17% compared to other radio broadcasters in Australia, which have gearing levels in the range of 30-40%.

Outside equity interests at 30 June 2002 consist of the 25% economic interest in Village FM not owned by Austereo at that time. Austereo acquired the remaining 25% economic interest in Village FM in May 2003.

4.6 Cash Flow

Austereo's cash flows for the five years ended 30 June 2003 are summarised below:

Austereo – Statement of Cash Flows ($ millions)					
	Year end 30 June				
	1999	2000	2001	2002	2003
EBITDA	**66.3**	**86.0**	**97.8**	**89.0**	**73.9**
Movement in working capital	0.3	(2.9)	np[16]	1.9	(4.1)
Capital expenditure (net)	(4.7)	(7.7)	np	(5.9)	(5.6)
Operating cash flow	**61.8**	**75.4**	**np**	**85.1**	**64.2**
Tax paid	-	-	np	(23.1)	(12.5)
Net interest paid	(10.1)	(12.8)	np	(10.3)	(11.6)
Dividends paid	(22.5)	(95.5)	np	(29.8)	(33.6)
Investments (net)	1.8	-	np	5.5	7.4
Investment in tangibles (net)	(5.2)	-	np	-	-
Loans (net)	(62.6)	30.3	np	(0.4)	-
Purchase of controlled entity	-	-	np	(5.9)	-
Payment for share buyback	-	-	np	(10.0)	(15.4)
Net cash generated (used)	**(36.9)**	**(2.6)**	**26.9**	**11.2**	**(1.5)**
Net borrowings – opening	*(159.3)*	*(196.2)*	*(198.7)*	*(171.8)*	*(160.6)*
Net borrowings – closing	*(196.2)*	*(198.7)*	*(171.8)*	*(160.6)*	*(162.1)*

Source: Austereo Annual Reports, management accounts

Austereo generates strong operating cash flows from its business operations. Radio businesses generally have low capital expenditure requirements. In Austereo's case, annual capital expenditure has been in the range $5-8 million, which equates to approximately 7.0-9.0% of EBITDA and is roughly equivalent to the annual depreciation and amortisation expense.

Austereo has implemented share buy back schemes during the last two financial years to return excess cash to shareholders. Approximately 5.9 million Austereo shares were bought back during June 2002 for a total cost of $10.0 million, and approximately 10.4 million Austereo shares were bought back during the year ended 30 June 2003 for a total cost of $15.4 million.

4.7 Franking Credits

At 30 June 2003 Austereo had franking credits of $10.7 million available to be distributed to shareholders via the payment of franked dividends.

4.8 Capital Structure and Ownership

Austereo has 421,229,437 ordinary shares on issue and no options.

VRL has a 59.72% controlling interest in Austereo. There are three other substantial shareholders, all of which are institutional investors:

Austereo – Other Substantial Shareholders as at 18 August 2003		
	Number of Ordinary Shares (000's)	Percentage of Issued Share Capital (%)
Perpetual Trustees Australia Limited	43,783,965	10.4%
Maple-Brown Abbott Limited	26,754,561	6.4%
UBS Nominees Pty Ltd	21,070,638	5.0%

Despite VRL's controlling 59.7% interest, Austereo shares are relatively widely held, with 2,416 registered shareholders as at 30 June 2003.

16 Cash flows for the year ended 30 June 2001 were not able to be provided by Austereo management, as a result of the restructure which occurred during the year in preparation for the IPO and the consequent differences in legal structure before and after the IPO.

4.9 Share Price History

A summary of the share price history of Austereo since relisting on the ASX on 5 March 2001 is set out below:

Austereo – Share Price History				
	Share Price ($)			Average Weekly Volume (000's)
	High	Low	Close	
Year ended 31 December				
2001	2.40	1.50	2.24	4,511
2002	2.26	1.32	1.51	4,073
Quarter ended				
January - March 2003	1.62	1.19	1.32	1,721
April - June 2003	1.54	1.31	1.45	2,159
Week ended				
4 July 2003	1.49	1.43	1.43	1,429
11 July 2003	1.45	1.41	1.43	1,113
18 July 2003	1.50	1.42	1.47	1,085
25 July 2003	1.50	1.46	1.47	837
1 August 2003	1.54	1.48	1.54	4,652
8 August 2003	1.53	1.47	1.51	949
15 August 2003	1.51	1.42	1.45	2,841
22 August 2003	1.57	1.42	1.50	1,119
29 August 2003	1.50	1.45	1.45	600
5 September 2003	1.51	1.45	1.51	1,550
12 September 2003	1.51	1.45	1.46	915
19 September 2003	1.47	1.45	1.46	2,601

Source: IRESS

This share price and trading volume history is depicted graphically below:



Austereo - Share Price and Trading Volume
(March 2001 - August 2003)
Share Price
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Release of 2001 Annual Report
2003 first half results announcement
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Volume (000's)
Mar-01 Jun-01 Aug-01 Nov-01 Feb-02 May-02 Jul-02 Oct-02 Jan-03 Apr-03 Jun-03

Source: IRESS

When Austereo relisted in March 2001, its shares opened at $1.70, a 8% discount to its initial public offer price of $1.85 per share. The share price subsequently increased and by the following month was at a slight premium to $1.85. Over the next eight months, Austereo's share price rose steadily reflecting market enthusiasm for a market leader in the radio industry with a track record of consistent earnings growth and a strong management team. At the time of relisting, Austereo was the only Australian radio broadcaster with a national metropolitan radio network which

operated in the five largest metropolitan centres in Australia, with a leading position in the most attractive advertising segment, the 18-39 year old audience.

On 10 September 2001, Austereo announced its preliminary results for the year ended 30 June 2001, reporting a proforma net profit after tax of $50.5 million, exceeding its prospectus forecast of $49.9 million in a weak advertising market. The market responded positively to Austereo's profit announcement with 24.1 million shares traded in the week following the announcement and the share price increasing to a high of $2.40 on 30 November 2001.

Since November 2001, Austereo's share price has declined steadily, falling below its initial public offer price in late February 2002, and reaching an historical low of $1.19 on 13 March 2003 before stabilising in the $1.40-1.50 range. A specific contributing factor to the fall in the share price was the release of Austereo's results for the six months ended 31 December 2002, which reflected a further decline in earnings in its core Australian radio business. Broader factors that contributed to the downward pressure on Austereo's share price included the depressed advertising market in Australia and globally (which affected the earnings and share prices of most advertising dependent businesses) as well as the competitive pressure from DMG's Nova radio stations, which had increased market share in the cities in which it held licences and continued to threaten Austereo's market share.

A comparison of the performance of Austereo's share price against the S&P/ASX300 Media Index and S&P/ASX All Ordinaries Index since March 2001 is shown below:


Austereo v S&P/ASX 300 Media Index and
S&P/ASX All Ordinaries Index
(March 2001 - August 2003)
140
130
120
110
100
90
80
70
60
50
40
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Austereo
S&P/ASX All Ordinaries
S&P/ASX 300 Media

Source: IRESS

The relative performance graph shows that Austereo shares outperformed the S&P/ASX All Ordinaries Index from listing until May 2002, after which it has underperformed the S&P/ASX All Ordinaries Index. This relative movement is consistent with the trend in advertising markets and the earnings performance of Austereo. However, Austereo has continued to outperform the S&P/ASX 300 Media Index since its relisting in March 2001, reflecting its strong position in the radio market. Austereo's relative outperformance has declined over the last 10 months reflecting the audience and revenue fragmentation resulting from the competition from the Nova radio stations.

5 Profile of the Other Village Businesses

5.1 Film Production

5.1.1 Overview of the Film Production Industry

The international film industry is dominated by seven Hollywood-based "major studios": Walt Disney, Paramount, Warner Bros., Universal, Twentieth Century Fox, Sony (Columbia) and MGM/UA. The major studios (other than MGM/UA) are all now subsidiaries of larger media and entertainment focused conglomerates. In recent years, "mini-major" production companies such as Dreamworks and Pixar have played an increasingly important role in the production of feature films.

The industry is divided into two major activities, production and distribution, both of which are dominated internationally by the major studios. Distribution involves the exploitation of films by theatrical exhibition, video (VHS and DVD) rental and sale, pay and free-to-air television, merchandising and sales to other markets. Films are commonly released first in the North American market place before international release, although the gap between North American and international release is generally shortening.

Film production involves the following four major activities:

- Development (concept acquisition, screenplay development, securing of key talent including director and principal cast);
- Pre-production (securing of production facilities and personnel, finalisation of production schedule and budget, selection of locations and building of sets);
- Production (principal photography); and
- Post-production (editing, creation of special effects, recording of musical score, sound editing and creation of the completed "final cut").

Recent years have seen a marginal decline in the number of films released in the US:



Films Released in the US
600
500
400
300
200
100
0
1995
1998
1999
2000
2001
2002

Source: VRL

However, average film budgets and revenue have grown strongly, with the industry increasingly focusing on the production of "blockbuster" films. This has been reflected in growing film revenues, both in the North American market and internationally:



World Wide Box Office
US$ billions
20
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
North America
Europe, Middle East & Asia
Asia Pacific
Latin America

Source: VRL

Growth in cinema numbers in developed markets has slowed in recent years and cinema attendance numbers are unlikely to grow significantly in those markets. However, non-theatrical exploitation is becoming increasingly important, with home video now the most important distributor revenue stream by a substantial margin. Home video revenue grew at an annual compound rate of 10% between 1991 and 2001, and is expected to continue to exhibit strong growth as a result of the success of DVD. Television revenues are also expected to grow strongly, assisted by the growth in pay per view and video on demand made possible by digital transmission.

The following chart shows historical and projected growth in distributor revenue streams:



Film Distributor Revenue Streams
US$ billions
80
70
60
50
40
30
20
10
0
1991
1996
2001
2006E
2010E
Home Video
Theatrical
Television & Other
Merchandising

Source: VRL

5.1.2 Overview of Operations

VRL's film production activities are conducted through Village Roadshow Pictures ("VRP"), the production division of VRL. VRL can trace its participation in the film production business back to the 1970's, through its involvement in the production and distribution of Australian films such as *Mad Max*, *Breaker Morant*, *Priscilla Queen of the Desert* and *Muriel's Wedding*. However, VRL (through VRP) entered the film production business in a substantial way in 1998, through the establishment of a film Co-Production Agreement with Warner Bros.

Between 1998 and early 2003 VRP was involved in the production of 30 films (principally with Warner Bros.) VRP effectively acquired the international (ie. non-North American) rights for exploitation of these films. Some of the films were highly successful:

- *The Matrix*, released in March 1999, grossed US$451million in world wide box office takings;
- *Ocean's Eleven*, released in December 2001, grossed US$450 million in world wide box office takings; and
- *Miss Congeniality*, released in December 2000, grossed US$211 million in world wide box office takings.

Other high profile films produced by VRL included *Two Weeks Notice*, *Training Day*, *Cats & Dogs*, *Deep Blue Sea*, *Three Kings* and *Swordfish*.

In February 2003 VRL announced a restructuring of its film production interests. VRP acquired a 100% interest in Village Roadshow Films (BVI) Limited ("VRF"), the company established to acquire and finance the international rights to the films co-produced by VRP with Warner Bros. and other major US studios. Previously, VRP had only held a 19.9% interest in VRF. At the same time, VRP restructured its production financing arrangements. The new finance facility is a US$900 million revolving facility, secured over future cash flows from films co-produced by VRP and to which, through VRF, VRP holds the international rights. The facility was "seeded" with a portfolio consisting of the first 30 films previously co-produced by VRL. The facility allows VRP to participate in films across a larger budget range than VRP could previously fund.

The first film co-produced by VRL (with Warner Bros.) in this new structure was *Dreamcatcher*. This was followed by *The Matrix Reloaded*, which has grossed over US$730 million in worldwide box office.

The terms of the finance facility are critical to an assessment of VRL's film production business:

- the facility is secured against the VRP film library and the proceeds from its exploitation. VRL's exposure is limited to the US$100 million equity contributed by VRP as support for the facility (by way of a subordinated loan), a US$70 million security deposit, any unfunded print and advertising ("P&A") costs not recovered by VRP out of exploitation proceeds, and a potential clawback of recovered P&A costs and any distribution fees paid to VRP to a maximum amount of US$35 million, as well as any film exploitation profits received in cash by VRL;
- actual film production costs are typically funded during production by VRP's major studio partner (in most instances, Warner Bros.). VRP will fund its share of film production (negative) costs through its acquisition (via VRF) of the international rights to the film. VRP will only acquire the international rights if films are completed and delivered and also meet certain criteria. VRP has no obligation to acquire films that do not meet the criteria;
- 85% of releasing (P&A) costs will be funded by the facility. The remaining 15% is to be funded by VRP and recovered out of the proceeds on film exploitation;

- no further drawdowns will be allowed against the facility after February 2006, and the debt is scheduled to be fully repaid by January 2011. There is an agreed amortisation programme in respect of the debt matching the 30 films used to "seed" the facility. A defined debt amortisation program applies to new films financed, to match the expected pattern of exploitation proceeds;

- until February 2006, VRL will have limited ability to extract cash from the VRF financing structure. After payment of interest and scheduled principal repayments, VRP will be entitled (subject to funds availability) to payment of a 12% coupon on its $100 million equity contribution, the recoupment of unfunded P&A costs and an effective profit distribution, subject to a prescribed limit. Any surplus cash will be required to be used to prepay future scheduled principal repayments. VRP also receives interest on the security deposit;

- after February 2006, and once all the bank debt is repaid, surplus cash can be returned to VRP; and

- VRP is also entitled to recover production and overhead ("P&O") fees. These fees do not depend on the profitability of the film portfolio.

Accordingly, the economic benefits for VRP of the film production business will be a function of three factors:

- the P&O fees received by VRP;

- the overhead costs associated with the VRP business; and

- film profitability.

The relationship between VRP and Warner Bros is a core part of the VRP business model:

- the Warner relationship provides VRP with substantial credibility. Warner Bros. has been one of the leading major studios in recent years. The Warner relationship provides VRP with enhanced access to development opportunities and "talent";

- collaborative financing enables VRP to be involved in the production of a larger portfolio of films, including bigger budget films. VRP believes that bigger budget films generally have better prospects for commercial success than smaller budget films. The creation of a significant portfolio of films is important, to diversify film performance risk,

- both VRP and Warner Bros. must approve each film to be co-produced by the parties, including approval of the final script, production budget, director and principal cast;

- whilst Warner Bros. acquires the domestic (ie. North American) rights and VRF the foreign rights for each film that is co-produced, the effect of the arrangements in most circumstances is that Warner Bros. and VRP end up with 50:50 interests in each film. "Crossing payments" as between Warner Bros. and VRP generally have the effect of redistributing any disproportionate profitability as between the domestic and foreign markets;

- VRP has the rights for co-produced films for the foreign markets. VRL is the direct distributor in Australia, New Zealand, Greece and Singapore through the distribution division. In other markets (where VRL does not have distribution infrastructure), VRL sub-contracts distribution to Warner Bros. for a market-based distribution fee.

VRP is not primarily responsible for physical production, but its involvement extends well beyond mere production financing:

- VRP focuses on film selection, with a structured, commercially oriented process aimed at selecting films with a good chance of success in the international market place. VRL believes that its international experience in film distribution and exhibition allows it to bring valuable insights to the film selection process;
- VRP emphasises cost management. Its executives are closely involved in monitoring production progress and performance against cost budgets. Wherever possible and practicable, VRP promotes production in lower cost countries outside the United States, such as Australia and Canada;
- VRP is involved in the oversight of production, having input through all phases including the creative, pre-production, physical and post-production phases; and
- VRP is closely involved in film marketing, which is often a critical determinant of commercial success.

VRP has arrangements similar to those with Warner Bros. with a number of other major studios. In addition to the 28 films co-produced with Warner Bros., since 1997 VRP has co-financed and co-produced four films with Paramount, Sony and New Regency/Fox.

5.1.3 Financial Performance and Prospects

The historical and budgeted profitability of VRL's film production business is summarised in the following table:

VRP – Operating Performance ($ millions)

	Year ended/ending 30 June				
	2000 (actual)	2001 (actual)	2002 (actual)	2003 (actual)	2004 (budget)
Net Earnings	**11.7**	**36.9**	**23.7**	**23.8**	**33.7**
Net interest expense (inter-company to VRL)				(12.8)	(23.2)
Profit before tax	**11.7**	**36.9**	**23.7**	**11.0**	**10.5**
Significant items				(49.4)	
Discontinued operations	(10.3)	(26.0)	1.5	(3.0)	
Profit after tax			**25.2**	**(41.4)**	**10.5**

Source: VRL

Net earnings represent the sum of film profitability (including facility interest charges) and producer and overhead fees, less overheads and other costs. For reasons of commercial sensitivity, VRL has requested that a detailed analysis of net earnings not be disclosed.

Discontinued items in 2000 and 2001 relate to the closure of VRP's television and small film theatrical film production activities. The significant item in 2003 of $49 million relates to the establishment of VRF's new film finance facility.

Budgeted profitability for the 2004 financial year is underpinned by the recently released *The Matrix Reloaded*, which as the 13th biggest worldwide release ever has over US$730 million in world wide box office, and the planned release in November 2003 of *The Matrix Revolutions*. Beyond 2004, VRP's profitability will be a function of underlying film performance and the number of future productions, which drives VRP's P&O fee income.

5.2 Cinema Exhibition

5.2.1 Overview of the Cinema Exhibition Market

General

Since 1980, the global exhibition market has grown from US$5.0 billion to US$8.4 billion as a result of strong growth in attendances at cinemas in the major markets. The annual gross box office has grown every year except 2000, as have attendance levels. The 2000 year was generally a poor year for the exhibition industry world wide with few quality and popular films released. In Australia, the Sydney Olympics and introduction of the GST had significant impacts on the industry. Since 2000, the release of a number of blockbuster films and some major sequels has underpinned market growth.

The Northern American market makes up approximately 50% of the global exhibition market. The top ten territories comprise 83.4% of the global market as summarised below:

Exhibition Market - 2002

Rank	Country	Box Office (US$ million)	%
1	USA	8,664	47.3%
2	Japan	1,780	9.0%
3	UK	1,253	6.3%
4	France	1,065	5.4%
5	Germany	1,022	5.2%
6	Spain	650	3.3%
7	Italy	610	3.1%
8	South Korea	535	2.7%
9	Canada	480	2.5%
10	Australia	470	2.4%
	Other	3,287	16.6%
	Total	19,816	100.0%

Source: Info Media Group

The US has an annual attendance per capita of more than 5 times. Australia also has a very high attendance per capita of just under 5 times. As a general rule of thumb, a market is considered mature when it has an attendance per capita of more than 4.5 times or around one cinema per 10,000 people.


Admissions per capita (2002)
Admissions per capita
6
5
4
3
2
1
0
5.41
4.95
3.97
3.84
3.75
3.71
3.2
2.91
2.52
2.38
USA 1
Australia 2
Canada 3
Spain 4
Singapore 5
Hong Kong 6
France 7
UK 8
India 9
Belgium 10
Rank/Country

Source: Info Media Group

A range of factors affect attendance levels including the quality and popular appeal of films, the amount spent promoting films, weather conditions, the cost of tickets, general economic conditions, population growth, household disposable income and competition from other leisure activities (including major events such as the Olympics).

An exhibition business has three key revenue sources: ticket sales, concession sales and advertising. Each of these is driven primarily by attendance levels. An exhibition business is fundamentally dependent on the quality and popularity of films for its success. The business will generally perform best when there is a consistent spread of popular films throughout the year. The major costs in an exhibition business are film hire, rent and labour. The typical film hire arrangements mean that films that run for long periods are the most profitable for the exhibitors, as the film hire cost typically drops significantly over time.

The market outlook is positive with a number of blockbuster movies to be released in 2004 including sequels to *The Lord of the Rings*, *The Matrix* and *Harry Potter*. In the major markets continued moderate growth is expected.

Australia

Cinema admissions peaked at 187 million in 1928 which was almost 30 admissions per capita. The industry was significantly impacted by the introduction of TV in 1956, colour TV in 1975 and videos in the late 1970s. Since 1980 the Australian exhibition market has grown strongly from A$154 million to A$844 million, with admissions increasing from 38.5 million to 92.5 million per annum.


Australian
admissions and gross box office
1980-2002
No. admissions (millions)
Gross box office ($m)
Admissions
Box office
0
10
20
30
40
50
60
70
80
90
100
100
200
300
400
500
600
700
800
900
1000
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Source: Australian Film Commission

The growth in admissions has been supported by significant growth in the number of screens. Since 1980 the number of screens has increased by around 225% and the capacity at cinemas has increased by 123%. This has been primarily as a result of the development of multiplex sites in suburban and country areas. The actual number of theatres has fallen from 713 to 547 during that time. Cinema goers in the age group 14-24 years attend the most films and average more than 10 admissions per year.



Frequency
(Average No. of Visits per Year)
15
10
5
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
1999
2000
2001
2002
14-24 years
25-34 years
35-49 years
50+ years

Source: Australian Film Commission

The three major participants in the Australian market are VRL, Greater Union and Hoyts. In addition, there are a significant number of independents and smaller operators. In 2000, Reading from the US established an Australian circuit, which is still relatively small.



Market Shares
Independents/other 25%
VRL 16%
Reading 5%
GU 31%
Hoyts 23%

Source: VRL

The market outlook in Australia is strong, given expectations of attractive film product and continued strong economic conditions.

5.2.2 Overview of Operations

VRL commenced operation in 1954 with a drive-in cinema and has since had a continuous involvement in the development of cinemas in Australia and overseas. In the 1990's VRL undertook an aggressive expansion of its cinema network both in Australia and overseas, including in New Zealand and parts of Asia and Europe.

In 1999, VRL significantly change its global growth strategy. This involved focusing on a smaller number of core territories where VRL had a significant market share, strong

profitability or first mover advantages. This resulted in the sale of its businesses in 12 territories, including Korea, Hong Kong, India and its share of a joint venture with Warner Bros in the United Kingdom. In addition, the UK office was closed and divisional overheads reduced. The growth profile of the business has consequently changed from high growth through expansion in many international territories to a much lower growth business focussed on 10 territories. This new strategy has significantly de-risked the business, while still providing it with some growth opportunities.

Despite the growth overseas, the Australian operations are still the major part of the business and contribute around 50% of projected underlying 2004 EBITDA:



2004 Underlying EBITDA
Other/Overheads 7%
New Zealand 10%
Italy 14%
Australia 46%
Greece 23%

Source: VRL

VRL currently has an interest in 1,143 screens at 133 multiplex locations in eleven countries, making it one of the largest global cinema operators. In the year to 30 June 2003, approximately 101.55 million customers were entertained at VRL cinemas.

The number of screens, sites and customers by country are summarised below:

VRL Exhibition-Operations by Country

	Sites		Screens		Admissions[1]	
Country	**Number**	**%**	**Number**	**%**	**Number (m)**	**%**
Australia	71	53%	573	50%	33.3	45%
New Zealand	13	10%	84	7%	5.4	7%
Fiji	2	2%	10	1%	1.2	2%
Austria	2	2%	18	2%	0.8	1%
Singapore	8	6%	58	5%	6.4	9%
Taiwan	6	5%	73	6%	5.5	7%
Italy	13	10%	139	12%	8.5	11%
Greece	4	3%	44	4%	4.2	6%
Czech	2	2%	22	2%	0.8	1%
UK	6	5%	53	5%	2.9	4%
Argentina	6	5%	69	6%	5.7	8%
Total	**133**		**1,143**		**74.6**	**100%**

Source: VRL
Notes: [1] as at 30 June 2003

VRL's exhibition business generally operates under joint venture and partnership arrangements, with VRL usually holding around 50%. This has provided VRL with flexibility to grow the business faster and in overseas countries has provided local

knowledge, brand value, contacts, buying power and expertise. In Australia, the business is divided into three divisions: joint venture multiplex, Palace and wholly owned. In 2003, VRL and Greater Union (a wholly owned subsidiary of Amalgamated Holdings Limited) acquired Warner Bros' one third share of the Australian multiplex business for approximately $100 million, resulting in Greater Union and VRL each holding 50% in the multiplex joint venture. VRL manages the Victorian and Tasmanian joint venture cinemas and Greater Union manages joint venture cinemas in the other States.

The current operations and ownership structure are summarised below:

VRL Exhibition – Ownership Information

	VRL Interest	Partner
Australia		
- Multiplex & traditional	50%	Greater Union and other – 50%
- Palace	50%	Palace founders – 50%
New Zealand	50%	Sky City – 50%
Fiji	33.33%	Sky City 33.3% Local 33.33%
Singapore	50%	Golden Harvest – 50%
Taiwan	50%	Warner Bros – 50%
Italy	45%	Warner Bros – 45% Local – 10%
Greece	100%	-
Czech	100%	-
UK	100%	-
Argentina	55%	Sky City – 25% Local – 20%

Source: VRL

VRL has strong market positions in most of its Exhibition markets and in major cities:

VRL Exhibition – Market Share

	Major City	National Share
Australia	65% Melbourne	37%
New Zealand	85% Auckland	42%
Greece	50% Athens	34%
Italy	20% Rome/Milan	10%
Singapore	42% Singapore	42%
Argentina	25% Buenos Aires	24%

Source: VRL

VRL management considers that the business has a number of competitive advantages including:

- strong market positions in each of its core territories;
- a strong brand name, including in overseas countries such as Greece,
- superior cinema design which is distinctive and is provided by an in-house architectural team;
- significant barriers to entry for new participants in relation to planning approvals, location and scale;
- a first mover advantage in some territories including Greece, Italy and Taiwan;
- a detailed understanding of the industry through a long involvement in the exhibition business and expertise through VRL's other activities such as Production and Distribution; and
- relatively new stock as a result of strong growth in new theatres in the 1990's and substantial refurbishment programs.

5.2.3 Financial Performance and Prospects

The historical and budgeted financial performance for the cinema exhibition business is summarised in the following table:

Exhibition – Operating Performance (VRL share) ($ millions)	Year ending 30 June				
	2000	2001	2002	2003	2004 (budget)
Circuit Admissions (m)	110.2	109.7	105.4	101.5	80.9
Number of screens	1,576	1,518	1,532	1,143	1,168
Ticket revenue	396.5	455.9	489.3	477.5	400.9
Candy Bar revenue	104.1	116.2	133.7	135.8	109.6
Advertising/other revenue	98.5	121.5	104..6	103.2	87.0
Total revenue	**599.1**	**693.6**	**727.6**	**716.5**	**59.9**
Underlying EBITDA[17]	**90.8**	**99.3**	**120.8**	**92.1**	**63.3**
Reported EBITDA	68.4	43.0	82.6	61.4	52.8
Depreciation and amortisation	(45.4)	(31.8)	(36.1)	(39.1)	(32.3)
EBIT	**23.0**	**11.2**	**46.5**	**22.3**	**20.5**
EBT	1.3	(13.4)	28.6	12.0	19.7
Significant items	17.0	(65.5)	(23.1)	(74.9)	
Discontinuing operations	(38.6)	(50.1)	(5.6)	76.3	(2.9)
Capital expenditure	181.0	120.0	91.6	44.3	32.0

Source: VRL. Underlying EBITDA includes discontinuing operations. Capital expendtiure excludes the cost of circuit acquisitions.

The key comments on the earnings performance include:

- in 2000 and 2001, earnings were impacted by the Sydney Olympics, relatively poor product and poor Asian economic performance;
- VRL commenced exiting non-core territories in 2000. These are recorded as discontinued operations;
- earnings rebounded strongly in 2002 as a result of an admission increase of around 19% in core territories;
- in September 2002 VRL sold its Korean business for an $84 million profit. In May 2003 VRL sold its interest in the UK joint venture with Warner Bros, realising proceeds of approximately $260 million. The sale of the Korean and UK businesses was the primary reason for the decline in underlying earnings in 2003. Earnings from continuing operations actually increased by 10.5% in 2003;
- in 2002, VRL wrote down its investment in Argentina to nil as a result of the currency devaluation in Argentina. The business had US$ denominated debt and owned the freehold to the cinema properties, giving it an exposure to the Peso. VRL recorded a $40 million reduction in net assets. As at 30 June 2003, VRL's share of the net debt associated with the Argentina business was US$24.8 million. VRL has provided à corporate guarantee of US$34.5 million which is in excess of its share of the net debt;
- capital expenditure includes payments for the acquisition of circuits. Capital expenditure for 2003 includes VRL's acquisition of an additional interest in the Australian Multiplex joint venture;

[17] EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

- VRL is forecasting a decline in EBITDA in 2004 as a result of the sale of the UK joint venture. EBITDA from continuing operations is budgeted to increase;
- capital expenditure has declined from around $100 million in 2000 to budgeted 2004 capital expenditure of around $32 million as a result of a wind down in the expansion program.

VRL's strategies are based around consolidating its position in core territories with growth through increasing admissions and reducing costs. Key strategies include:

- marketing campaigns to drive increased admissions such as local area marketing, industry campaigns and other sales initiatives;
- continuous improvements in customer experience through improved technology, quality films that are consistent across territories and innovative designs such as "Gold Class" and "Cinema Europa"; and
- further cost improvements and a winding down of the capital expenditure program.

5.2.4 Leisure

VRL operates an Australian leisure business which consists of 22 stand alone amusement centres with video and other games, as well as amusement centres sited within cinema locations. These include Intencity, cinema and fun & games centres. The business generates revenues of around $14 million and EBITDA of around $1.5 million before overheads of around $1 million. The operations are not material to VRL's overall business.

5.3 Theme Parks

5.3.1 Overview of the Theme Parks Market

The amusement and theme parks industry in Australia is made up of approximately 50 parks, of which 17 are located in Queensland. Despite Queensland having fewer amusement and theme parks than NSW or Victoria, it attracts the greatest number of visitors and accounts for 60% of the total turnover of the amusement and theme park industry.

The key driver behind the industry is attendance levels, which are heavily dependent on the volume and mix of domestic and international visitors to Australia, and more specifically, the Gold Coast region.

Tourism in Australia

International tourist numbers to Australia declined during 2001, 2002 and the early part of 2003, as a result of slower international economic growth, the impact of terrorist acts and the war in Iraq and the effect on Asian travel of the SARS virus, as illustrated in the graph below:



International Visitor Arrivals (millions)
1993 to 2012
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011

Source: Tourism Forecasting Council

However, international visitor numbers are expected to rapidly rebound. During 2001-02 the number of domestic tourists in many states increased (although from an artificially low base following the closure of Ansett Airlines). Domestic tourism is expected to continue to grow.

Tourism in Queensland

Tourism is the second largest export earner for Queensland, generating $2.4 billion annually. Approximately 25% of international and domestic tourism expenditure in Queensland occurs on the Gold Coast.

The Asian region has historically been the major source of international visitors to the Gold Coast. Strong growth in visitor numbers was recorded throughout the early 1990s, until a sharp downturn caused by the Asian economic crisis in 1997. From 1999, visitor numbers from Asia began to recover. Although Japan is still the largest single international source of visitor to the Gold Coast, the percentage of international visitors from Japan has fallen from 41% in 1998 to 33% in 2003.

5.3.2 Overview of Operations

VRL is Australia's largest theme park operator, with three parks on the Gold Coast: Warner Bros. Movie World ("Movie World"), Sea World and Wet'n'Wild Water World ("Wet'n'Wild"). VRL's 50% partner in the theme parks is Warner Bros.

In addition to the three parks, VRL has a 25% interest in the Sea World Nara Resort, a 405 room hotel adjacent to Sea World, and in April 2003 acquired Paradise Country, an Australian animal tour focusing on the international visitor market.

The table below summarises VRL's interest in the theme parks:

VRL Theme Parks – Ownership Information	
	VRL Interest
Movie World	50%
Sea World	50%
Wet'n'Wild	50%
Sea World Nara Resort	25%
Warner Roadshow Movie World. Studios	50%
Paradise Country	50%
Sea World Helicopters	50%

In 2002, VRL and Warner Bros. bought out the minority unit holders in Sea World property trust, which owns the Sea World theme park and a third of the land and assets of Warner Bros. Movie World and Wet'n'Wild water park, resulting in VRL having a 50% interest in the theme park group, as illustrated below:



Village Roadshow
Warner Bros.
50%
50%
Warner Village Theme Parks Group
50%
Movie World
Movie World Studios
Sea World (and Sea World Helicopters)
Wet'n'Wild
Sea World Nara Resort

The key drivers behind VRL's theme park business are:

- ticket price and attendance;
- food and beverage and retail sales;
- functions; and
- sponsorship.

Published ticket prices for each of the parks are set out below:

VRL Theme Parks – Average Ticket Prices		
	Adult	Child/Pensioner
Movie World	$56	$35
Sea World	$56	$35
Wet'n'Wild	$36	$22

Attendance at the theme parks is made up of local, interstate and international visitors:

- local visitors have become increasingly important, representing 29% of total visitors to the theme parks in 2003, as a result of heavy residential growth in the Gold Coast region. The Gold Coast is currently the fastest growing region in Australia;
- interstate visitor numbers have also increased in recent years, and now represent approximately 46% of total visitors; and

- international visitors have become proportionally less important, as a result of the impact on international travel of factors such as terrorism and SARS. International visitors have traditionally come from Japan. However, as Japanese tourists move away from bulk tour groups, China has become an increasing source of international visitors to the theme parks.

With the recent decline in international tourism numbers, the theme parks have become increasingly reliant on domestic visitors, who represent around 70-75% of total attendances. Accordingly, while theme park attendance is highly sensitive to trends in domestic and international travel, Movie World and Sea World rely, to a greater extent than anticipated, on repeat customers, and they compete with many other recreational, leisure and entertainment opportunities. In turn, this has required regular investment in new exhibitions and the provision of discounts to local visitors. The theme parks aim to have major new attractions every three years, at an average cost of $10-15 million.

VRL management consider that the key competitive advantage of the theme parks business is the barrier to entry represented by the substantial capital expenditure required to establish a theme park (as much as $200 million, excluding land) and the limited availability of suitable locations.

An outline of each of the theme parks and operations is set out below:

Movie World

Based on Warner Bros. movies and movie characters, Movie World is Australia's leading tourist attraction. Opened in 1991, Movie World is located 20km north of Surfers Paradise adjacent to the recently upgraded Gold Coast Motorway. The park covers over 35 hectares and contains a number of rides and attractions including behind the scenes movie action, comedy stunts and animatronics from Warner Bros. movies and cartoons, and an array of rides.

Movie World's major attractions include:

- Scooby-Doo Spooky Coaster;
- Wild West Falls Water Ride;
- Looney Tunes Village;
- Looney Tunes River Ride;
- Lethal Weapon Ride;
- Batman Adventure The Ride 2;
- Police Academy Stunt Show;
- Movie Magic Special Effects stages; and
- Road Runner Rollercoaster.

Movie World is operated by Warner Village Theme Parks, which is jointly owned by VRL and Warner Bros.

Sea World

Sea World originally opened on the Spit at Main Beach on the Gold Coast in 1971 to showcase the Water Ski Spectacular and has since grown to become a major Australian tourist attraction.

Sea World offers a wide range of attractions including:

- Polar Bear Shores;
- Ski Challenge;
- Dolphin Cove Show;
- Quest for the Golden Seal Show;
- Cartoon Network Cartoon Beach; and
- a range of family and thrill-seeker rides including the Bermuda Triangle ride and the Corkscrew Rollercoaster.

Visitors to Sea World can also participate in a range of interactive activities including programs involving dolphins and seals, a behind the scenes tour of Polar Bear Shores and a range of water sports. Through Sea World Helicopters, scenic helicopter flights around the Gold Coast are also available to tourists.

A key component of Sea World is the marine life support systems and associated engineering and veterinary animal facilities, which are essential to the ongoing health of the park's animals. Sea World and the Sea World Nara Resort are located on a Crown Leasehold site of 29.02 hectares, zoned "Tourist and Entertainment Facility". A further 2.4 hectares at the southern end of the site is zoned for car parking and is held under a permit to occupy from the Crown. The head lease expires in 2057.

Sea World is also operated by Warner Village Theme Parks.

Wet'n'Wild Water World

Wet'n'Wild was originally established as "Cades County" water park in 1984 and was renamed two years later.

Located in the south east corner of the Movie World site, Wet'n'Wild comprises a wide range of water based activities including Australia's largest water slides, a giant wave pool and a variety of leisure pools. Wet'n'Wild's facilities are heated and are open all year round, although attendances are significantly higher in the summer and in school holiday periods.

Wet'n'Wild has experienced consistent growth in attendance in recent years, relying to a large extent (90%) on local visitors. The introduction of the 3 Park Super Pass in conjunction with Movie World and Sea World has increased both the awareness of the park and interstate attendances.

Warner Roadshow Movie World Studios

The Warner Roadshow Movie World Studios ("the Studios") are located next to the Movie World theme park. The Studios are purpose built with studio and production facilities incorporating sound stages, casting production offices, water tanks, editing suites, wardrobe, make-up, construction workshops, preview theatrette, visual effects studio, film processing, post production and travel and freight services.

Over the last 10 years the Studios have been used by most of the major film production companies with around 95% of production sourced offshore.

Revenue is derived mainly from the rental of the sound stages to film makers with other revenue derived from charges for the use of offices, workshops make up etc. In recent years there has been a consistent flow of productions in the studios.

The Studios contribute only a relatively small component (approximately 3%) of the revenue of the theme park business, but are an integral component of Movie World's theming.

Sea World Nara Resort

Sea World Nara Resort is a 405 room, 4 to 4 ½ star resort located on the northern boundary of the Sea World theme park. Set amongst acres of tropical gardens, the Resort is positioned between surf beaches and the Broadwater, five minutes away from Surfers Paradise. The Resort was opened in late 1988 and occupies a 4.2 hectare site, which is a part of the larger crown leasehold site in which Sea World is located.

Sea World Nara Resort appeals to the Australian family market and to international visitors. The Sea World Nara Resort is 50% owned by Nara Australia, and 50% owned by VRL and Warner Bros.

Sea World Nara Resort is linked to the Sea World theme park by a monorail which circles the theme park and Nara Resort and guests generally have unlimited, free entry to the theme park under packaged accommodation arrangements. In February 2003 the Resort completed an $8 million refurbishment to all areas, which has helped lift occupancy and room rates.

5.3.3 Financial Performance and Prospects

The historical and budgeted financial performance for the theme parks business is summarised in the following table:

Theme Parks – Operating Performance ($ millions)

	Year ending 30 June				
	2000	**2001**	**2002**	**2003**	**2004 (budget)**
Attendances (000's)	2,980	3,147	3,200	3,100	3,000
Sales revenue	80.6	85.2	90.8	90.2	92.2
Other revenue	63.4	63.0	63.0	62.5	61.6
Total revenue	**144.0**	**148.1**	**153.8**	**152.7**	**153.8**
EBITDA[18]	19.2	24.2	27.9	29.1	27.0
Depreciation and amortisation	(7.3)	(9.3)	(7.1)	(9.0)	(8.3)
EBIT[19]	**11.9**	**14.9**	**20.8**	**20.1**	**18.7**
Interest	(2.0)	(1.9)	(4.5)	(5.9)	(5.3)
Tax on equity profits	(1.9)	(1.8)	(2.5)	(2.7)	(2.3)
Operating profit	8.0	11.2	13.8	11.5	11.1
Capex	6.0	8.0	14.0	7.0	12.0

Source: VRL

In reviewing the historical operating performance of the Theme Parks division, the following should be noted:

- despite tough market conditions as a result of the collapse of Ansett, terrorism threats and the SARS virus, revenue has been stable. This can be attributed in part to the introduction of new attractions, in particular the polar bears at Sea World and Scooby Doo Spooky Coaster ride at Movie World; and

18 EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

19 EBIT is earnings before net interest, tax and abnormal items

- in 2000, 2001 and half of 2002, VRL had approximately a one third interest in the Sea World Property Trust. During 2002, VRL and Warner Bros. bought out the remaining one third interest to effectively each hold 50% of the trust.

The theme parks division budgets have been prepared against the background of the Iraq War and the spread of SARS throughout Asia, both of which are expected to impact on results in 2004. The budgeted performance has been forecast with regard to the following assumptions:

- the Tourism Forecasting Council has forecast 4.8% annual growth in international visitors through to 2012;
- new air services to the Gold Coast are expected to assist domestic and international tourist growth;
- a new separately gated night time attraction at Warner Bros. Movie World is expected to produce strong attendances and profit growth;
- the impact of the SARS virus will diminish over time, with international travel returning to normal levels around December 2003;
- the introduction of Shark Bay at Sea World in December 2003 will generate additional domestic demand in particular, and revenue will be generated from the dive programs;
- Whirlpool Springs at Wet'n'Wild will be re-engineered and relaunched in September 2003; and
- despite the absence of new attractions in 2004, the association with *The Matrix* is expected to ensure consistent attendance at Movie World.

5.4 Film Distribution

5.4.1 Overview of the Film Distribution Market

The film distribution market in Australia encompass the distribution of theatrical product for cinema exhibition, video and DVD retail and rental, pay television and free to air television. A number of major distributors dominate the local market, especially the market for new Australian and international theatrical releases. The theatrical market share by distributor is summarised below:

2002/03 Australian Theatrical Market Share by Distributor



Roadshow Film Distributors 30%
UIP (Paramount/ Universal) 20%
Buena Vista 18%
Columbia/ Tristar 12%
Fox 12%
Independents 8%

Source: VRL

VRL is the only Australian company in the top five major distributors.

The majority of distribution arrangements are royalty based and as such distribution income is essentially driven by two factors:

- growth in population and disposable income; and
- film performance and the quality of the products released by the production houses.

The home entertainment market is driven by further factors, including:

- the growth in sales of DVD players and the availability of recently released feature films on DVD; and
- demand for non-film product such as music, sports products and games.

The sell-thru market for films on DVD is the fastest growing segment of the industry while revenues from both video and DVD rentals have shown resilience in the past few years. The major distributors of theatrical product are also leading participants in the market for distribution of home entertainment products on video and DVD:

2002/03 Australian VHS/DVD Rental Market Share by Distributor


Fox
17%
BVI
15%
Columbia
19%
Roadshow
16%
Universal
16%
Warner Home Video
7%
Other
10%

Source: VRL

2002/03 Australian VHS/DVD Retail Market Share by Distributor


Fox
21%
BVI
14%
Columbia
12%
Roadshow
16%
Universal
12%
Warner Home Video
11%
Other
14%

Source: VRL

The Australian market for home entertainment is projected to grow strongly, driven largely by DVD rental and sales:


Market Projections - Home Entertainment
A$m
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
VHS
DVD

Source: VRL

Distribution to pay and free to air television represents a small but important component of industry revenues. Currently 3 pay television networks offer movie channels to their subscribers. The potential market and current subscription levels are summarised below:

Pay Television in Australia – Market Size as at January 2003			
Operator	**No. of Channels Offered**	**Potential Market**	**Subscribers[1]**
Foxtel	52	6.5 million homes	825,000
Optus Television	54	2.2 million homes	190,000
Austar	57	2.2 million homes	412,000

Source: Australian Film Commission
1. As at June 2003

Continued growth in subscriber numbers and the development of digital interactive services, pay-per-view and video-on-demand products are expected to be the future drivers of pay television distribution revenues.

The final stage in the movie release cycle is distribution and screening on Australia's five free to air television networks. The value of program expenditure by free-to-air networks on local and imprinted drama has grown consistently over the last five years:

Free-to-Air Television Expenditure on Drama Programs ($ millions)							
	1997	**1998**	**1999**	**2000**	**2001**	**2002**	**Average Per Annum Growth**
Imported	199.6	217.5	273.3	250.7	270.2	255.9	5.6%
Local	73.7	82.1	117.9	89.7	105.0	114.7	11.1%
Total	**273.3**	**299.6**	**391.2**	**340.4**	**375.2**	**370.6**	**7.1%**

Source: VRL

The potential impact of the introduction of digital television is expected to be positive for the film distribution industry.

5.4.2 Overview of Operations

Roadshow Films, the distribution division of VRL, distributes movie releases to theatres, DVD and video retail and rental businesses, pay television and free to air television. Music and other interactive audiovisual products are also distributed although this is a minor part of the business. A segment breakdown of sales for the 2003 financial year is depicted below:

Roadshow Films Sales Analysis
(2002/03)



Other - Interactive/Music 1%
Television 11%
Theatrical 37%
VHS/DVD 51%

Source: VRL

Roadshow Films has its principal operations in Australia and New Zealand. VRL also has distribution operations in Greece and Singapore. Roadshow Films is a 50/50 joint venture between VRL and Greater Union, and consists of four main sub-divisions. These are:

- Roadshow Film Distributors, distributing theatrical movies to cinema in Australia and New Zealand. Roadshow Film Distributors holds exclusive distribution rights for movies produced by Village Roadshow Pictures and also distributes theatrical releases for Warner Bros., New Line and independent production houses;

- Roadshow Entertainment, the leading independent distributor of videos and DVDs to retail and rental chains. Roadshow Entertainment has the exclusive rights to distribute video and DVDs for Village Roadshow Pictures, New Line and international and Australian independent producers, as well as for the ABC and BBC catalogues, Hi-5 and sports in association with Channel 9. Roadshow Music distributes music CDs for selected Australian outlets and ABC children's music;

- Roadshow Television, which distributes motion pictures, documentaries and other filmed entertainment to pay television and free to air television in Australia and New Zealand; and

- The Movie Network, an equal joint venture between Roadshow Television, Warner Bros., Disney and MGM to distribute the latest movie releases as well as classic re-runs to Australian pay television networks via 3 channels.

5.4.3 Financial Performance and Prospects

The historical and budgeted financial performance for the film distribution business is summarised in the following table:

Distribution – Operating Performance ($ millions)					
	Year ending 30 June				
	2000	2001	2002	2003	2004 (budget)
Sales revenue	143.8	147.5	181.3	177.4	179.4
EBITDA[20]	**4.5**	**7.3**	**9.1**	**14.9**	**14.6**
Depreciation and amortisation	-	(1.0)	(1.0)	(0.8)	(0.6)
EBIT	**4.5**	**6.3**	**8.1**	**14.1**	**14.0**
Net interest expense	(1.3)	(1.7)	(1.3)	(1.3)	(1.8)
Equity adjustment	(0.1)	(2.1)	(1.9)	(0.8)	(0.8)
Income tax expense	(0.2)	(0.6)	(2.7)	(2.7)	(2.7)
Profit after tax	2.9	1.9	2.2	9.3	8.7

Source: VRL

Equity adjustment is the amortisation of the difference between VRL's cost of investment in Roadshow and Roadshow's actual NTA. Earnings have increased significantly since the 2000 financial year, mainly as a result of solid growth in the rental market, relatively high growth in the DVD retail market and the availability of strong product during the 2003 year. Continued strong earnings are forecast for the 2004 financial year, reflecting the expected continued availability of attractive product for distribution.

20 EBITDA is earnings before net interest, tax, depreciation, amortisation and abnormal items.

6 Evaluation of the Proposal

6.1 Summary

In Grant Samuel's view the Proposal is in the best interests of holders of Preference Shares.

Grant Samuel has attributed a value of $1.22-1.25 to the Offer, which effectively consists of cash of $0.25 and an unsecured note with an assessed value of $0.97-1.00. The value attributed to the Offer represents a substantial premium to the price at which Preference Shares have traded during 2003. It is a premium of 52% to the weighted average price of Preference Shares for the month prior to the announcement of the Proposal, and a premium of 57% to the weighted average price for the six months prior to the announcement.

Grant Samuel has estimated that the underlying value of VRL attributable to Preference Shares is in the range $2.17-2.75 per share. The value attributed to the Offer of $1.22-1.25 is significantly lower than this estimated underlying value. If the Proposal proceeds, there will be a significant value transfer from the holders of Preference Shares to holders of ordinary shares. However, comparisons with estimated underlying value are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, except in the event of a successful takeover offer for the ordinary shares.

The Proposal delivers to Preference shareholders a significantly higher proportion of the market value of VRL than they have enjoyed over the last twelve months. On average, Preference shareholders have held 40% of the total market value of VRL over the last twelve months. Based on the closing ordinary share price immediately prior to the announcement of the Proposal, the Proposal delivers 50% of the total market value of VRL to holders of Preference Shares.

The current capital structure is a significant impediment to the reflection of VRL's underlying value in share market prices (both for ordinary shares and for Preference Shares). The dividend entitlements of the Preference Shares mean that if any dividends are paid on ordinary shares, a total dividend of at least $25 million must be paid to the holders of Preference Shares. To maintain a roughly proportionate payout to ordinary shareholders, and pay the maximum amount possible without increasing the preference dividend, would require an ordinary dividend of approximately $16.5 million. At current levels of profitability, this level of dividends is, at best, marginally supportable by VRL's annual earnings. Accordingly, the current capital structure has the effect of inhibiting the distribution of income to holders of both ordinary and Preference shares, and reducing the investment appeal of both ordinary and Preference shares. If the Proposal does not proceed this structure will be perpetuated.

Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.22-1.25, at least in the short term. Trading in Preference Shares since the announcement has been significant. The shares have traded in the range $1.04-1.10, presumably in part because of uncertainty as to whether the Proposal will proceed. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

There can be no certainty that, even in the medium term, Preference Shares will trade at above $1.22-1.25. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are generally mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments.

The Proposal has disadvantages for holders of Preference Shares. The Proposal will result in a crystallisation of the value of Preference Shares at well below full underlying value. By definition, this means that holders of Preference Shares will be giving up access to upside potential. This upside could be significant. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income yield could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. They would be aligning themselves with the interests of the holders of ordinary shares. However, there can be no assurance that such a strategy would deliver higher value than the Proposal. In Grant Samuel's view, based on current

market conditions, it is likely that, at least in the short to medium term, the Preference Shares would trade at prices below the value attributed to the Offer of $1.22-1.25 per share. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could always reinvest the proceeds received under the Proposal in VRL ordinary shares.

The Proposal will also increase the financial risk of VRL. Repayment of the notes will substantially increase VRL's financial commitments over the next three years. VRL's financial forecasts indicate that VRL should be able to comfortably fund repayment of the notes, having regard to projected cash flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, forecasts are inherently uncertain. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks, including in relation to the film production business.

In addition, holders of Preference Shares should understand that there are risks associated with the consideration offered under the Proposal. A substantial proportion of the value of the consideration is, in effect, by way of notes rather than cash. Holders of the notes will be exposed to VRL credit risk and the value of the notes could vary.

The choice for holders of Preference Shares is, ultimately, whether to vote in favour of the Proposal and the immediate value that it will deliver, or whether to reject the Proposal in expectation of realising greater value for their shares in the future. The decision requires a balancing of a number of factors:

- the value of the Offer and the premium that it represents to the recent trading price of Preference Shares;
- the likelihood of a fall in the share price in the short to medium term if the Proposal is rejected; and
- the prospects for realising greater value in the longer term if the Proposal is rejected.

In Grant Samuel's view, the magnitude of the premium offered and the trading in Preference Shares since announcement of the Proposal strongly suggest that Preference Shares will trade at prices well below the value attributed to the Offer if the Proposal does not proceed. On the other hand, having regard to the difference between the value attributed to the Offer and the assessed underlying value of the Preference Shares, there is a real possibility that, at some time in the future, greater value could be realised for the Preference Shares than the value attributed to the Offer. However, there can be no certainty that this will occur. VRL's businesses are now generally mature, with modest growth prospects. VRL's film production business is inherently risky. Moreover, the capital and shareholding structure of VRL are likely to continue to have a depressing effect on the share price. In Grant Samuel's view the relative certainty of the value offered under the Proposal is clearly more attractive than the uncertain prospect of realising greater value at some time in the future.

Grant Samuel believes that holders of Preference Shares are likely to be better off if the Proposal proceeds than if it does not. Accordingly, Grant Samuel has concluded that the Proposal is in the best interests of holders of Preference Shares.

6.2 Value of the Offer

Grant Samuel has valued the notes to be issued under the Proposal in the range $0.97-1.00 per note. The notes have been valued by discounting the principal and interest payments on the notes at discount rates of 10-12%. These discount rates have been adopted to reflect the credit risk of VRL, and, in particular, the subordinated and unsecured status of the notes. The discount rates were selected having regard to the Moody's ratings of VRL (corporate rating of Ba3 and PRIDES rating of B2) and the yields on listed sub-investment grade debt securities in the US market.

The Offer is, effectively, $0.25 cash plus one convertible note per Preference Share. Accordingly, Grant Samuel has attributed a value of $1.22-1.25 to the Offer.

6.3 Premium to Recent Trading Prices

The value attributed to the Offer represents a significant premium to the recent price of Preference Shares:



A Class Preference Share Price
1 July 2002 to 27 July 2003
$
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
Offer value
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Iress

The premium to the weighted average price of Preference Shares, calculated for various periods prior to the announcement of the proposal on 28 July 2003, is set out in the following table:

	Weighted Average Price	Premium
Day before proposal announced	0.83	47%
Week before proposal announced	0.83	48%
Month before proposal announced	0.80	52%
Three months before proposal announced	0.83	47%
Six months before proposal announced	0.78	57%
Twelve months before proposal announced	0.80	52%

6.4 Underlying Value of VRL

The equity in VRL has been valued in the range $1,055-1,335 million. The valuation is summarised below:

VRL – Valuation Summary (A$ millions)

	Low	High
Operating businesses		
Austereo (59.7%)	440	480
Exhibition	360	410
Production	300	350
Theme Parks	120	160
Distribution	85	105
Corporate Overheads/other	(225)	(200)
Enterprise Value	**1,080**	**1,305**
Other liabilities	(100)	(50)
Net cash at 30 June 2003	75	80
Value of net assets	**1,055**	**1,335**

The valuation represents the full underlying value, and exceeds the value expected to be reflected in share market prices in the absence of a takeover offer or other similar transaction. VRL has been valued by aggregating the estimated market value of VRL's businesses and its 59.7% shareholding in Austereo, adjusting for corporate overheads and adding net cash. Limited recourse borrowings relating to each of the businesses, including the production borrowings, have been included in the valuation of each business. Net cash is based on VRL's balance sheet as at 30 June 2003. The principal approach to valuing VRL's major businesses was by capitalisation of earnings. Discounted cashflow analysis was undertaken as a secondary check for some of the businesses.

The aggregate market capitalisation of the ordinary shares and Preference Shares immediately prior to the announcement of the Proposal was approximately $500 million. This represents a very deep discount to assessed underlying value, potentially reflecting a number of factors:

- VRL is a complex company with a number of businesses, most of which are in one or more joint ventures;
- in particular, the financing arrangements underpinning the film production business are complex. Investors may have been disconcerted by the substantial amount of debt in relation to the production business now consolidated onto VRL's balance sheet, notwithstanding that this debt is only limited recourse to VRF. Moreover, the film production business is inherently volatile;
- VRL's reported financial results in recent years have incorporated a number of non-recurring items, in part as VRL has exited various international exhibition businesses. Accordingly, it is not easy to assess the underlying performance and prospects of VRL;
- VRL is followed by relatively few analysts. As a result, and because of its complexity, it may not be well understood by the market;
- the suspension of dividends on both ordinary shares and Preference shares may have created further uncertainty regarding VRL's financial position and prospects;
- the pyramid structure of the VRL group, which results in a substantial proportion of VRL's underlying value being represented by the underlying value of a partly owned subsidiary, Austereo, may deepen the discount to underlying value;
- VRC, a company associated with the Kirby family and Graham Burke, has a controlling interest in VRL; and
- VRL's capital structure, and in particular the terms of the Preference Shares, inhibit the distribution of earnings to holders of both ordinary and Preference shares, reducing their attractiveness to investors. This is discussed in further detail in Section 6.7 below.

Grant Samuel's valuation of VRL is set out in more detail below.

6.4.1 Austereo

Austereo has been valued in the range $743-814 million. This value range corresponds to a value of $1.76-1.93 per share and gives a value for VRL's 59.7% interest of $440-480 million. The valuation is summarised below:

Austereo - Valuation Summary ($ millions)	Value Range	
	Low	High
Australian radio business	850	900
Interests in international radio businesses	39	55
Value of operating businesses	**889**	**955**
Net borrowings as at 30 June 2003	(162)	(162)
Other assets/(liabilities)	16	21
Value of equity	**743**	**814**
Number of issued shares (million)	421.2	421.2
Value per share	**$1.76**	**$1.93**
Number of shares owned by VRL	251.6	251.6
Value of VRL interest in Austereo	**443**	**486**
Value of VRL interest in Austereo (rounded)	**440**	**480**

The valuation represents the estimated full underlying value of Austereo assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Austereo shares to trade on the ASX.

Australian Radio Business

Summary

The Australian radio business has been valued in the range $850-900 million. This valuation range represents the following multiples of revenue and earnings:

Australian Radio Business – Implied Valuation Multiples	Low	High
Multiple of Revenue		
Year ended 30 June 2002 (historical)	3.6	3.9
Year ending 30 June 2003 (historical)	3.9	4.1
Multiple of EBITDA		
Year ended 30 June 2002 (historical)	9.9	10.5
Year ending 30 June 2003 (historical)	10.9	11.5
Multiple of EBITA		
Year ended 30 June 2002 (historical)	10.8	11.4
Year ending 30 June 2003 (historical)	12.0	12.8

The Australian radio business comprises the Today and Triple M networks and Austereo's 50% interests in the regional radio station joint ventures in Canberra and Newcastle. These businesses have been valued together on the basis that they would be worth more as an integrated business than as individual networks or individual radio stations.

Grant Samuel considers the budget for the year ending 30 June 2004 to be relevant in terms of assessing the value of 100% of Austereo. This budget was provided to Grant Samuel for the purposes of its analysis but neither the earnings themselves nor the multiples based on this budget have been disclosed in this report at the request of the directors of VRL because of commercial sensitivity.

These implied multiples are considered reasonable having regard to the multiples implied by the prices paid in recent transactions, the prices at which comparable listed companies trade on the ASX and the particular attributes of the Australian radio network.

Market Evidence

In recent years there have been a number of transactions in Australia involving the acquisition of radio stations and radio networks. None of the radio businesses that have been acquired is directly comparable to the Australian radio business. In particular, none had the market leading position that the Australian radio business has in the 25-39 demographic across Australian capital cities.

Recent Transaction Evidence

Date	Target	Transaction	Consid-eration ($ millions)	Revenue Multiple historical	Revenue Multiple forecast	EBITDA Multiple historical	EBITDA Multiple forecast	EBITA Multiple historical	EBITA Multiple forecast
Jul 2003	RedWave Media	Acquisition by West Australian Newspapers	11.7	4.7	4.9	na	14.7	na	na
Feb 2003	4BH AM	Acquisition by Southern Cross	10.0	2.2	2.2	na	6.7	na	na
Aug 2002	DMG	Acquisition of 25% interest by Daily Mail	406.0	5.0	na	9.0	na	16.8	na
Mar 2002	NX FM and KO FM	Acquisition of 50% interest by RG Capital	23.5	4.8	4.6	12.0	11.5	12.6	12.1
Mar 2001	2UE AM, 4BC AM, Sky Radio	Acquisition by Southern Cross	89.8	2.5	2.3	94.2	12.7	na	15.8
Oct 1997	Rural Press's regional network	Acquisition by DMG	88.0	3.5	3.3	10.4	na	13.4	na
Mar 1997	Austereo	Acquisition of 47.2% not already owned by VRL	1,022.2	3.8	3.6	14.1	13.7	15.7	15.7
Jul 1996	5AD FM and 5DN AM	Acquisition by ARN	29.0	2.2	na	7.1	7.5	7.6	8.2
Jul 1996	Coast Rock FM and 2GO FM	Acquisition by RG Capital	37.4	na	na	na	12.1	na	10.7
May 1996	Sea FM	Acquisition by RG Capital	66.6	7.3	na	21.7	10.6	25.9	na

Source: IRESS, company announcements, annual reports, takeover documents, broker's reports

The transactions have taken place at prices that imply multiples in a very wide range (even after outlying multiples are excluded):

- 2.2-4.8 times historical sales revenue and 2.2-4.9 times forecast sales revenue;
- 7.1-14.1 times historical EBITDA and 6.7-14.7 times forecast EBITDA; and
- 7.6-15.7 times historical EBITA and 8.2-15.8 times forecast EBITA.

The multiples that acquirers have been prepared to pay for radio broadcasting businesses have varied depending on a number of factors:

- acquisitions of metropolitan radio stations and networks have generally taken place at higher multiples than those that applied to regional stations;
- acquisitions of regional or metropolitan networks have generally taken place at higher multiples than acquisitions of single stations; and

- the majority of the above transactions have involved acquirers who were building or adding to national or regional radio networks.

There are no listed companies in Australia that are directly comparable to Austereo's Australian radio business. RG Capital is the only other "pure" radio company listed on the ASX and it has a network of regional radio stations. The sharemarket ratings of selected listed companies are summarised below:

Sharemarket Ratings of Selected Comparable Listed Companies										
Company	Market Capital-isation ($ millions)	Revenue Multiple			EBITDA Multiple			EBITA Multiple		
		2003 actual	2004 forecast	2005 forecast	2003 actual	2004 forecast	2005 forecast	2003 actual	2004 forecast	2005 forecast
Austereo	**615.0**	**3.4**	**3.4**	**3.4**	**9.2**	**nd**	**nd**	**10.3**	**nd**	**nd**
APN News & Media	1,691.0	2.8	2.4	2.4	11.2	9.8	9.3	13.3	11.4	10.8
Southern Cross	525.8	2.3	2.2	2.1	10.1	9.4	8.9	12.1	11.3	10.6
RG Capital	166.77	3.6	3.5	3.4	10.7	10.7	10.1	12.2	12.1	11.4
Simple average		*2.9*	*2.7*	*2.6*	*10.7*	*9.9*	*9.5*	*12.5*	*11.6*	*10.9*
Weighted average		*2.7*	*2.4*	*2.4*	*10.9*	*9.8*	*9.3*	*12.9*	*11.4*	*10.8*
Median		*2.8*	*2.4*	*2.4*	*10.7*	*9.8*	*9.3*	*12.2*	*11.4*	*10.8*

Source: IRESS, annual reports, broker's reports, share prices at 22 August 2003
Note: 2004 and 2005 earnings multiples not disclosed at the request of VRL because of commercial sensitivity.

The table indicates that the comparable companies have trading multiples in a range of 2.3-3.66 times actual 2003 sales revenue, 10.1-11.22 times actual 2003 EBITDA and 12.1-13.3 times actual 2003 EBITA. Austereo's shares are trading at lower multiples of 2003 EBITDA and EBITA, reflecting the challenging outlook for Austereo's short term profitability.

Analysis and Conclusions

The multiples implied by the valuation of the Australian radio business were assessed having regard to the above trading and transaction multiples and the particular attributes of the Australian radio business including its historical performance, market position and short to medium term growth outlook. In this context:

- the Australian radio business has a strong position in the Australian radio broadcasting market:
  - it is the only national FM radio network with two radio stations in each of the five major capital city markets as well as two stations in each of Canberra and the largest regional market, Newcastle;
  - it has maintained its market leading position, even after the launch of new radio stations. The Australian radio business has clear overall market leadership at the national level and in the market for listeners aged 18-39 years, the demographic that is most sought after by advertisers; and
  - the Australian radio business achieves high EBITDA margins compared to its domestic and international peers;
- it generates strong cash flows with relatively low levels of earnings required to be reinvested in fixed assets and working capital;
- on the other hand, the medium term outlook for Austereo's Australian radio business is uncertain:
  - the launch of Nova radio stations in Sydney, Melbourne, Brisbane and Perth has resulted in lower audience ratings and lower market shares for the Australian radio business, which is reflected in lower earnings and lower margins;

- the competitive pressure on the Australian radio business will continue with further new licences being issued; and
- the extent of the impact will depend on the identity of the acquirer (eg. if DMG acquires any of the licences it could complete a national network, or even build a two station network in the key markets of the Australian radio business);

- performance will be driven by the outlook for growth in the Australian advertising market and the share of the advertising market that the radio broadcasting industry can expect to capture. In this respect:
    - the radio broadcasting market is a more mature market than in the past, with lower annual growth rates forecast in the medium term; but
    - the issue of new licences in key markets in 2001 took place during a period of decline in Australian and global advertising expenditure. This implies that the expected recovery in the advertising market will offset some of the impact from the issue of new licences in 2003 and 2004; and
- any relaxation of cross media ownership legislation may result in radio networks becoming targets for other media participants, which would tend to increase the value of radio businesses.

The valuation of Austereo's Australian radio businesses in the range $850-900 million represents multiples of 10.9-11.5 times historical 2002/03 EBITDA and 12.0-12.8 times historical 2002/03 EBITA. The implied multiples based on forecast 2003/04 earnings are higher, reflecting the forecast marginal decline in earnings forecast for 2003/04. In light of the above comments, these implied multiples are high in an absolute sense. However, they are in line with the market evidence, which indicates relatively high earnings multiples. Recent transactions show forecast EBITDA multiples for similar assets of up to 13-14 times and forecast EBITA multiples of almost 16 times. While the radio broadcasting industry has undergone a structural change subsequent to many of these transactions taking place, listed comparable broadcasters (including Austereo) are currently trading at around 10 times forecast 2003/04 EBITDA and 12 times forecast 2003/04 EBITA.

Discounted Cash Flow Analysis

Grant Samuel has also undertaken a discounted cash flow ("DCF") analysis of Austereo's Australian radio business based on a four year financial model from 1 July 2004 to 30 June 2007. The analysis results in a net present value for the base case of $844-921 million. This compares to the valuation range of $850-900 million.

The key operating assumptions underlying the DCF are:

- no real growth in the radio advertising market during 2003/04, then real growth of 3-4% per year to 30 June 2007;
- the Australian radio business's five city metropolitan market share is budgeted to decline until 2007 after the issue of further new radio licences in late 2003 and 2004;
- variable costs are budgeted to remain at around 16% of revenue and, after a step increase in fixed costs in 2003/04 (reflecting increased expenditure required for Austereo to maintain its market leading position), fixed costs increase by inflation (of 2.5%) each year;
- the corporate taxation rate is 30% and tax depreciation is equivalent to book depreciation;
- a discount rate of 10.0-10.5%; and
- a terminal value at 30 June 2007 based on a perpetual growth rate from 2007 of 4.5% (ie. approximately 2% real growth).

In Grant Samuel's opinion, the DCF analysis provides support for the valuation of Austereo's Australian radio business.

International Radio Businesses

Grant Samuel has attributed a value of $39-55 million to Austereo's international radio business as summarised below:

International Radio Business –Valuation Summary ($ million)		
	Low	High
MEASAT	20	25
Village FM	11	20
UKRD	8	10
Total International Radio Business	**39**	**55**

The valuation of the international radio business is based on discounted cash flow analysis and earnings analysis.

Other Assets and Liabilities

Austereo's other assets and liabilities have been valued in the range $16-21 million. Other assets and liabilities comprise:

- Austereo's 50% interest in Simon Richards, which has been valued in the range $4-7 million based on both discounted cash flow and capitalisation of earnings approaches;
- Austereo's 50% interest in mcm entertainment, which has been valued in the range $2-4 million; and
- loans to executives which amounted to approximately $10 million at 30 June 2003.

6.4.2 Film Production

VRL's Production business has been valued in the range $300-350 million.

Valuation of the Production business is inherently subjective, as it essentially requires a judgement regarding future film performance. The valuation reflects the following:

- VRL has invested US$170 million in the business (US$100 million of equity and US$ 70 million by way of a security deposit). This equates to approximately A$260 million at an A$:US$ rate of 0.65;
- accordingly, the bottom end of Grant Samuel's valuation range represents only a modest premium to VRL's investment;
- VRL estimates that, since inception of the business in 1998, the Production business has generated total value of approximately US$235 million, of which US$105 million was devoted to funding set up costs. However, this value generation cannot be extrapolated into the future, given that it reflects the performance of The Matrix and The Matrix Reloaded;
- expectations for the upcoming films, including The Matrix Revolutions, underpin the short term prospects for the business;
- EBITDA and EBIT multiples are essentially meaningless, given the nature of the financing facility for VRL's Production business. The profits and cash flows attributable to VRL are after the payment of interest on the facility;
- the valuation represents approximately 10-12 times 2003 and budgeted 2004 pre-tax earnings from the business; and

- the pattern of cash flows that are expected to emerge from the Production business is different from the pattern of reported earnings.

6.4.3 Cinema Exhibition

VRL's Exhibition business has been valued in the range $360-410 million. The valuation takes into account VRL's share of off balance sheet net cash in the Exhibition business, an estimate of receivables relating to the sale of the UK joint venture and deferred payments relating to the acquisition of Warner Bros one third interest in the Australian Multiplex business.

The valuation of the Exhibition business represents the following multiples of underlying EBITDA and EBIT:

Exhibition – Multiples Implied by Valuation

	Implied multiples	
	Low	High
Enterprise Value ($m)	**360**	**410**
Multiples of EBITDA (underlying)		
2003 (actual)	3.9	4.5
2004 (projected)	5.3	6.2
Multiples of EBIT (underlying)		
2003 (actual)	10.6	12.3
2004 (projected)	16.9	19.5

The valuation includes the value of VRL's leisure business. It also takes into account amounts receivable in relation to the sale of VRL's UK circuit, amounts payable to Warner Bros. in relation to the acquisition of the interest of Warner Bros. in the Australian Multiplex business, and off balance sheet debt. In total, these three items represent a net receivable in the approximate range $1-6 million.

The valuation reflects the following specific attributes of the Exhibition business:

- the business is the largest operator of cinemas in a number of the markets in which it operates, including Australia and New Zealand;
- the business is relatively mature and has adopted a lower growth strategy which has significantly reduced the risk of the business. There is still growth expected in some territories, including Greece and Italy;
- the cinema stock is in good condition following a significant refurbishment and capital expenditure program over the past few years. Capital expenditure requirements are expected to be lower going forward (falling to around 10-15% of EBITDA by 2006);
- the business is reliant on the popularity of films in general and the specific films it shows. The outlook for films is strong in the medium term with a number of blockbuster sequels expected to support the market;
- the Austrian operations are currently loss making and VRL is exploring exit options;
- VRL's joint venture partners in the various exhibition businesses have pre-emptive rights, including in relation to the Australian business; and
- the business owns freehold properties in Argentina, which were funded through a US$ denominated facility. Management of VRL has advised that it is reasonable to expect that, based on current market conditions, the value of these properties will be sufficient to offset the US$ debt.

Market Evidence

The implied multiples are considered reasonable having regard to comparable trading and transaction evidence.

Sharemarket Rating of Selected Comparable Listed Companies

	Market Cap (millions)	EBITDA[21] Multiple		EBIT[22] Multiple	
		2003 actual	2004 forecast	2003 actual	2004 forecast
Australian	**A$**				
Amalgamated Holdings	339.4	6.6	5.7	9.2	7.9
United States	**US$**				
Regal Entertainment Ltd	2679.8	7.6	5.9	11.6	8.0
AMC Entertainment Inc	1491.7	6.4	6.1	14.1	na
Carmike Cinemas Inc	235.8	6.0	na	8.7	na

Source: Bloomberg, Company announcements, broker reports, Annual Reports

There have been a number of international transactions in the Exhibition sector. The following table sets out the multiples implied by selected transactions:

Selected Transaction Evidence

Date	Target/Transaction	Enterprise value (millions)	EBITDA Multiple		EBIT Multiple	
			historical	forecast	historical	forecast
Mar 1999	Acquisition of Hoyts Cinema Group by Consolidated Press Holdings	A$ 624.9	6.9	na	na	na
Mar 2002	Acquisition of bankrupt GC Cos Inc. by AMC Entertainment Inc.	US$167.0	9.9	na	na	na
Mar 2003	Acquisition of 97 multiplex and city centre cinemas by an investor group led by West LB AG	£430.6	9.2	na	na	na
May 2003	Sale by VRL of its UK joint venture cinemas	A$260	8.5	na	na	na

Source: Bloomberg, Company announcements, broker reports, Annual Reports

The transactions set out above represent historical EBITDA multiples in the range 7-9 times.

Grant Samuel's valuation of the Exhibition business represents relatively low multiples of EBITDA by comparison with the trading and transaction multiples set out above, but very high multiples of EBIT. However, it is supported by the price VRL recently paid to increase its interest in the Australian Multiplex business. A one third interest in the business was acquired for $100 million, implying a value of $150 million for VRL's 50% interest. The Australian Multiplex business represents approximately 40% of the earnings of the Exhibition business. This implies a value of around $375 million for VRL's Exhibition business.

21 Represents the gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

22 Represents the gross capitalisation divided by EBIT.

6.4.4 Theme Parks

VRL's share of the Theme Park business has been valued in the range $120-160 million as follows:

VRL-Theme Parks ($ million)		
	Low	**High**
Value of VRL share of Theme Park business (excluding debt)	160	200
VRL share of net debt (off-balance sheet)	(40)	(40)
Value of VRL share of Theme Park business	**120**	**160**

The valuation takes into account VRL's share of off balance sheet debt attributable to the Theme Parks business. The valuation of the Theme Parks business represents the following multiples of underlying EBITDA and EBIT:

Theme Park – Multiples Implied by Valuation		
	Implied multiples	
	Low	**High**
Theme Parks Enterprise Value ($m)	**160**	**200**
Multiples of EBITDA (underlying)		
2003 (actual)	5.5	6.9
2004 (projected)	5.9	7.4
Multiples of EBIT (underlying)		
2003 (actual)	7.9	9.9
2004 (projected)	8.6	10.7

The valuation reflects the following specific attributes of the Theme Parks business:

- the business is the largest operator of Theme Parks in Australia;
- the business is relatively mature, although some growth is expected in line with forecast growth in international visitors to the Gold Coast;
- the Theme Parks have benefited from a significant capital expenditure program over the past few years and the Sea World Nara Resort has recently been refurbished. Major new attractions have been opened or are planned as part of a continual improvement process to ensure quality of attractions. Each of the theme parks is expected to open a major new attraction every three years. Accordingly capital expenditure requirements are expected to be relatively constant going forward; and
- Warner Bros. has pre-emptive rights in relation to VRL's interest in the Theme Parks business. In the event that a third party was to acquire VRL's interest in Movie World, the annual licence fees and royalty payable to Warner Bros. could increase.

The implied multiples are considered reasonable having regard to comparable trading and transaction evidence.

Sharemarket Rating of Selected Comparable Listed Companies					
	Market Cap (millions)	EBITDA[23] Multiple		EBIT[24] Multiple	
		2003 actual	2004 forecast	2003 actual	2004 forecast
Australian	A$				
Macquarie Leisure Trust	135.7	10.0	8.9	12.1	10.6
Sydney Aquarium	107.7	10.6	na	12.9	na
United States	US$				
Six Flags Inc	487.2	8.2	9.3	14.0	na
Cedar Fair LP	1,384.7	10.8	na	14.55	na
Walt Disney Co	42,354.7	16.2	15.2	23.2	21.7

Source: Bloomberg, Company announcements, broker reports, Annual Reports

The multiples implied by the valuation are lower than those for the comparables set out above. This may reflect the superior growth prospects of some of the comparables and, in the case of the US comparables, the impact of size on market ratings.

Grant Samuel's valuation has also had regard to a recent transaction involving the theme park assets. In January 2002 VRL and Warner Bros. jointly acquired the 14.5% of units in the Sea World Property Trust that it did not already hold, at $0.90 per unit. The Sea World Property Trust held 100% of Sea World, a 50% interest in the Sea World Nara Resort and a one-third interest in Movie World, Wet'n'Wild and the Warner Bros. Studios. That transaction implied a value of approximately $165 million for VRL's share of the Theme Parks business.

6.4.5 Film Distribution

VRL's Distribution business has been valued in the range $85-105 million as follows:

VRL-Distribution ($ million)		
	Low	High
Value of Distribution business (excluding debt)	80	100
VRL share of net cash (off-balance sheet)	5	5
Value of Distribution business	85	105

The valuation takes into account VRL's share of off-balance sheet net cash in the Distribution business. The valuation of the Distribution business represents the following multiples of underlying EBITDA and EBIT:

Distribution – Multiples Implied by Valuation		
	Implied multiples	
	Low	High
Distribution Enterprise Value ($m)	**80**	**100**
Multiples of EBITDA (underlying)		
2003 (actual)	5.4	6.7
2004 (projected)	5.5	6.8
Multiples of EBIT (underlying)		
2003 (actual)	5.7	7.1
2004 (projected)	5.7	7.1

23 Represents the gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

24 Represents the gross capitalisation divided by EBIT.

The valuation reflects the following specific attributes of the Distribution business:

- the business is one of the largest operators in Australia and New Zealand, with smaller operations in Singapore and Greece;
- the business is supported by its relationship with Warner Bros and VRP;
- earnings have grown strongly on the back of strong DVD sales and are expected to continue around current levels in the short term;
- the distribution business is, in part, dependent on the popularity of the films it distributes; and
- Greater Union has pre-emptive rights in relation to the Australasian business.

The implied multiples are relatively low. They reflect Grant Samuel's judgement that current profitability may not be sustainable in the medium term, given the support for short term earnings from very strong film product and the rapid expansion of the DVD market. The multiples are considered reasonable having regard to the limited comparable trading evidence. Magna Pacific Holdings Ltd, a listed Australian film distributor, is currently trading on historical EBITDA and EBIT multiples of 5.9 and 7.1 respectively.

6.4.6 Other Assets and Liabilities

Net cash

VRL's share of net cash for valuation purposes (excluding net debt including in the business valuations, including the film production facility) is estimated at $75-80 million:

VRL - Net cash ($ millions)		
	Low	High
Cash	177	177
Debt	(60)	(60)
Leases	(7)	(7)
PRIDES	(35)	(30)
Net cash	75	80

Grant Samuel has attributed a negative value of $(30)-(35) million to the PRIDES based on their face value and a recent redemption by VRL at less than face value.

Corporate overheads

VRL's corporate overheads for the 2004 financial year are expected to be around $40 million. This includes approximately $11 million of shared services costs which are recharged to each of the operating businesses and are incorporated in Grant Samuel's valuations of those assets. It also includes other income of around $2 million.

In Grant Samuel's view, it is reasonable to assume that a potential purchaser of VRL could make some savings. Grant Samuel has assumed residual costs of approximately $20 million per annum. The residual amount of $20 million has been capitalized in the range $(200)-(225) million.

Other liabilities

Grant Samuel has attributed a negative value in the range $(50)-(100) million in relation to VRL's contingent liabilities, which consist of contingent tax liabilities, against which VRL holds a general tax provision of $125 million, and litigation liabilities, for which VRL has provided approximately $20 million. Grant Samuel has attributed no additional negative value in relation to the statement of claim by Peter Ziegler in view of the assessment of VRL which is based on legal advice.

6.5 Share of Underlying Value

Allocating the estimated underlying value of VRL as between VRL ordinary shares and Preference Shares is problematic. There are a number of factors that suggest that, intrinsically, the Preference Shares are more valuable than the ordinary shares:

- if any dividend is declared on the ordinary shares, the Preference Shares are entitled to a dividend of 10.175 cents per share or 3 cents per share more than the ordinary shares, whichever is the greater;
- in the event of a successful takeover offer for the ordinary shares, the Preference Shares convert to ordinary shares. As a practical matter, it is highly likely that any bidder would extend the offer to the ordinary shares created on conversion of the Preference Shares;
- holders of Preference Shares have a priority as to return on capital in a winding up of $0.50 per share and then to participate pari passu with holders of ordinary shares in any surplus; and
- while A Class Preference Shares have no voting rights in most circumstances, the controlling interest of the Kirby family and Graham Burke means that the voting rights of other ordinary shareholders provide only limited influence.

On the other hand, the Preference Shares have consistently traded at a discount to the price of the ordinary shares, and this is consistent with share prices of other companies with both voting and non-voting securities that otherwise have generally similar economic rights.

Assessments of underlying value aim to estimate the value that would be realised in a change of control. In the event of a takeover of VRL, it is likely that the bidder would extend its offer to the ordinary shares created on conversion of the Preference Shares. Holders of Preference Shares would be likely to receive the same price as holders of ordinary shares. Accordingly, Grant Samuel believes that, for the purpose of this analysis, it is appropriate to allocate the estimated full underlying value of VRL equally as between the ordinary and Preference shares. On this basis, the estimated underlying value per share (for both ordinary and Preference shares) is as follows:

VRL – Underlying Value per Ordinary and Preference Share	Low	High
Value of net assets	**1,055**	**1,305**
Ordinary shares on issue (millions)	234.9	234.9
Preference Shares on issue (millions)	250.2	250.2
Total shares on issue (ordinary and preference) (millions)	485.1	485.1
Value per share	**2.17**	**2.75**

The value attributed to the Offer of $1.22-1.25 per Preference Share is substantially less than the estimated underlying value attributable to the Preference Shares of $2.17-2.75 per share. If the Proposal proceeds, there will be a significant value transfer from holders of Preference Shares to holder of ordinary shares.

However, comparisons between the value of the Offer and estimated underlying value are of only limited relevance. Holders of Preference Shares have no way of accessing underlying value, other than in circumstances in which a successful takeover offer is made for VRL ordinary shares. Given the controlling shareholding of VRC, the company associated with the Kirby family and Graham Burke, shareholders' prospects of realising full underlying value through a takeover offer appear remote. Even if VRC was prepared to accept a takeover offer, third parties may not offer full underlying value for VRL. The value of many of VRL's businesses depends, at least in part, on relationships with Warner Bros., and a change of control could affect value, potentially materially. It is possible that VRC could seek to privatise VRL at some future time. However, given the existing controlling shareholding and the limited prospects for a competitive offer, there would be no need for any privatisation bid to be made at a price reflecting full underlying value.

6.6 Share of Market Value

In the absence of any access to underlying value, holders of the Preference Shares can only realise value through share market trading. Accordingly, one analysis of the Proposal is to consider whether holders of Preference Shares are receiving a "fair share" of the share market value of VRL.

The Preference Shares have historically traded at a discount of approximately 10-25% to the ordinary share price. However, this discount has widened significantly since July 2002. As a consequence, the share of total VRL market capitalisation represented by the Preference Shares has fallen significantly, from around 47% in early July 2002 to an approximate range of 35-43% between November 2002 and July 2003. Over the last twelve months, the share of market value attributable to the holders of Preference Shares has been approximately 40%. Based on the value attributed to the Offer, the Proposal delivers a significantly greater proportion of market value to the holders of Preference Shares. On the basis of the ordinary share price at 27 July 2003 (immediately before the offer was announced), holders of Preference Shares will receive value representing approximately 52% of total VRL market value. On the basis of the ordinary share price at 23 September 2003 (immediately before the finalisation of this report), holders of Preference Shares will receive value representing approximately 49% of total VRL market value. This is illustrated in the chart below:


Preference Shareholders' Share of Market Value
1 July 2002 to 25 July 2003
55%
50%
45%
40%
35%
30%
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Preference Shares
Based on Offer 27 July
Based on Share Price 10 September

Source: IRESS
Note: Assumes a value of the Offer of $1.25 per Preference Share.

The Proposal delivers to holders of Preference Shares a significantly higher proportion of the market value of VRL than they have generally enjoyed over the last twelve months. The Preference Shares represent 51.5% of the total number of VRL shares (both ordinary and preference) on issue. The share of market value of approximately 48-52% delivered by the Proposal is consistent with this proportion.

6.7 Simplification of Capital Structure

The price of VRL ordinary and Preference shares fell substantially during the 2002 and 2003 financial years, following the announcement of the suspension of dividend payments, first on ordinary shares and subsequently on the Preference Shares. More fundamentally, however, the depressed price at which VRL's ordinary and Preference shares have recently traded is a reflection of VRL's capital structure, which now represents a significant impediment to the reflection of VRL's underlying value in the price of both ordinary and Preference shares.

If any dividend is declared on the ordinary shares, Preference Shares are entitled to a dividend of 10.175 cents per share or 3 cents per share more than the ordinary dividend, whichever it the higher. This means that if any dividends are paid on ordinary shares, a total dividend of at least $25 million must be paid to the holders of Preference Shares. To maintain a roughly proportional payout to ordinary shareholders and pay the most that could be paid to ordinary shareholders without increasing the preference dividend (ie. a dividend of $0.07 per ordinary share) would require an ordinary dividend of approximately $16.5 million. This would result in a total dividend payment of approximately $41.5 million.

At current and budgeted levels of profitability, this level of dividends is, at best, marginally supportable by VRL's annual earnings. The following table sets out the income that would be available for distribution by VRL, based on budgeted 2004 earnings, including estimated dividend income from Austereo:

Indicative Estimate of Income Available for Distribution as Dividends ($ millions)	
Consolidated operating profit before tax from continuing business	109.0
Less: Austereo profit before tax	(57.7)
VRL profit before tax	51.3
Less: Tax at 30%	(15.4)
VRL profit after tax	35.9
Dividends from Austereo	13.0
Income available for distribution as dividends	**48.9**

Given VRL's marginal ability at budgeted levels of profitability to pay dividends to both ordinary and preference shareholders out of any single year's income, there is an incentive for VRL to pay neither (to maintain, in a general sense, equity as between the holders of ordinary and Preference Shares). The minimum 10.175 cents per share dividend entitlement of the Preference Shares means that VRL cannot make more modest dividend payments reflecting its annual earnings (although VRL could presumably make dividend payments under the current structure on an intermittent basis as accumulated earnings allowed),

Accordingly, the current capital structure has the effect of inhibiting the distribution of income to holders of both ordinary and Preference shares, and reducing the investment appeal of both ordinary and Preference shares. If the Proposal does not proceed this structure will be perpetuated.

6.8 Impact on VRL's Financial Position

Implementation of the Proposal will increase VRL's gearing, as illustrated in the following tables:

VRL – Financial Position at 30 June 2003 prior to Proposal ($millions)

	Austereo	VRF	VRL Other	2003
Capital employed	**508.3**	**1,207.4**	**427.0**	**2,142.7**
Net cash / (borrowings)	(161.8)	(1,010.8)	107.9	(1,064.7)
Shareholders' funds	**346.5**	**196.6**	**534.9**	**1,078.0**
Gearing (net debt / shareholders' funds)	**31.8%**	**83.7%**	**n/a**	**50.3%**

Source: VRL

VRL – Proforma Financial Position at 30 June 2003 after Proposal ($ millions)

	Austereo	VRF	VRL Other	2003
Capital employed	**508.3**	**1,207.4**	**420.3**	**2,136.0**
Net cash / (borrowings)	(161.8)	(1,010.8)	(204.9)	(1,377.5)
Shareholders' funds	**346.5**	**196.6**	**215.4**	**758.5**
Gearing (net debt / shareholders' funds)	**31.8%**	**83.7%**	**48.8%**	**64.5%**

Source: VRL

Gearing for the VRL business (excluding Austereo and the limited recourse debt in VRF) will be around 50%, based on balance sheet values. However, this significantly overstates the gearing from an economic perspective. Even in a worst case scenario in which the production business had no value, VRL's liability in respect of the notes would be supported by the other businesses in VRL (exhibition, distribution and theme parks), which jointly have budgeted EBIT for the 2004 financial year of $54 million, as well as by VRL's shareholding in Austereo, which at current share prices is worth around $370 million.

On the basis of VRL's cash flow forecasts, there is nothing to indicate that VRL will not have the capacity to fund the principal and interest obligations on the notes, having regard to projected cash

flows from operations, VRL's unused finance facilities and VRL's ability to divest assets if required. However, these cash flow forecasts are, inevitably, subject to uncertainty. Actual cash flows from operations, particularly for the production business, could be significantly different from those forecast. Grant Samuel does not in any way guarantee or underwrite the achievement of VRL's forecast cash flows or VRL's ability to meet its obligations under the notes. Implementation of the Proposal will significantly reduce the financial flexibility of VRL and increase its vulnerability to external and internal business shocks.

6.9 Consequences if Proposal does not Proceed

Grant Samuel expects that, in the absence of the Proposal, the Preference Shares would trade at prices significantly below $1.22-1.25, at least in the short term. Immediately before the announcement the Preference Shares were trading around $0.83. Trading in Preference Shares since the announcement of the Proposal has been heavy. Since 28 July, approximately 185 million Preference Shares, representing approximately 74% of the total issued Preference Shares have traded at a weighted average price of $1.08 per share. The Preference Shares have traded in the range $1.04-1.10, presumably in part because of uncertainty as to whether the Proposal will proceed. To the extent that new holders of the shares are arbitrageurs or yield focused investors seeking exposure to the notes, rejection of the Proposal could lead to significant selling pressure.

On the other hand, if the Proposal does not proceed there is a realistic possibility that holders of Preference Shares could realise value in excess of the value attributed to the Offer, at some point in the future. This upside could be significant, having regard to the gap between the value attributed to the Offer and the estimated underlying value of Preference Shares. Arguably, investors with a medium to longer term view, an appetite for risk and a focus on capital growth rather than income could be justified in choosing to continue to hold the Preference Shares and voting against the Proposal. They would be aligning themselves with the interests of the holders of ordinary shares.

However, holders of Preference Shares should understand that there can be no certainty that they would ever be able to realise value in excess of the value attributed to the Offer. It is possible that a material improvement in financial performance, potentially resulting in recommencement of dividend payments, could lead to a re-rating of the Preference Shares. However, there is no guarantee that VRL's earnings will improve significantly. Most of VRL's businesses are now essentially mature, with only moderate growth prospects, and the film production business is inherently volatile. Even if there is a significant improvement in VRL's financial performance, it may not be sufficient to support the recommencement of regular dividend payments. The capital and shareholder structure of VRL could continue to depress share values.

Even if holders of Preference Shares did ultimately realise value in excess of the value attributed to the Offer, there can be no guarantee that such additional value would compensate them for the time value of money lost through not accepting the Proposal. In any event, holders of Preference Shares seeking continued exposure to VRL equity upside could always reinvest the proceeds received under the Proposal in VRL ordinary shares.

6.10 Other Advantages and Disadvantages

There are other advantages and disadvantages associated with the Proposal:

- VRL expects that it will commence paying tax with effect from the 2004 financial year. Accordingly, in the event that it was to recommence paying dividends on the Preference Shares, the dividends could be franked. By contrast, income distributions on the notes will be by way of interest payments, which are fully taxable;
- holders of Preference Shares have a priority as to return on capital in a winding up of $0.50 per share. By contrast, note holders will rank ahead of ordinary shareholders for the full amount outstanding on the notes; and
- interest payments on the notes will be made twice a year. By contrast, dividend payments on the Preference Shares have in the past only been made following the year end.

6.11 Shareholder Issues

The decision of each shareholder as to whether to vote in favour of the Proposal is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

Holders of the notes will be exposed to VRL credit risk and the trading price of the notes could vary. Grant Samuel makes no representation and gives no guarantee as to the future trading price of the notes. A decision to continue holding the notes if the Proposal is implemented represents a separate investment decision by shareholders. Grant Samuel makes no recommendation in that regard.

7 Sources of Information

In preparing this report, Grant Samuel has had access to and relied upon, without independent verification, the following information:

- the Explanatory Memorandum prepared by VRL in relation to the Proposal;
- annual financial statements for VRL for the four years ended 30 June 2003;
- management accounts for VRL for the five years ended 28 July 2001;
- VRL's budget for the twelve months ending 30 June 2004;
- VRL forecasts for the four years ending 30 June 2007;
- VRL board and management papers; and
- publicly available information including press reports and recent brokers' reports on VRL.

Grant Samuel has also held discussions with, and obtained information from, senior management of VRL, and legal advisers to VRL.

8 Qualifications, Declarations and Consents

8.1 Qualifications

Grant Samuel provides corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring, property and financial matters generally. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Grant Samuel and its affiliated companies have prepared more than 200 public expert's reports since Grant Samuel's formation in 1988.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom (Hons) ACA CA(SA) ACMA and Cam Stewart BCom LLB. They were assisted by Jaye Gardner BCom LLB (Hons) CA ASIA, Johan van Jaarsveld BEng PhD MApplFin, Vanessa Bolger BCom CA, Alison Long BCom CFA CA and Kierin Deeming BA LLB (Hons) MBA. Each of Stephen Cooper, Cam Stewart and Jaye Gardner has a significant number of years of experience in relevant corporate advisory matters. Each of the above is an authorised representative of Grant Samuel pursuant to its Dealers Licence held under Part 7.3 of the Corporations Act.

8.2 Declarations

Grant Samuel does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with VRL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel believes it is independent for the purposes of Practice Note 42 issued by ASIC.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Proposal. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal.

VRL has agreed that, to the extent permitted by law, VRL will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or arising out of the preparation of this report. This indemnity will not apply in respect of any conduct involving negligence or wilful misconduct. VRL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found liable for, or guilty of, negligence or wilful misconduct in which case Grant Samuel shall bear such costs.

Advance drafts of this report were provided to senior management and directors of VRL. Certain changes were made to this report as a result of the circulation of the draft report. As a result of the provision of further information by VRL and clarification of certain matters, changes were made to certain components of the valuation of VRL. This had no material impact on the overall valuation of VRL and resulted in a reduction of $0.07 per share at the low end of the valuation range. However, there was no alteration to the methodology, conclusions or recommendations made to VRL Preference shareholders as a result of issuing the draft report.

8.3 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the scheme documents to be sent to VRL Preference shareholders in relation to the Proposal. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

The accompanying letter dated 26 September 2003 forms part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix B

Scheme of arrangement

Appendix to Scheme Booklet

Scheme of Arrangement

Pursuant to section 411 of the Act

Between VRL

and Preference Shareholders

1. Background

(a) VRL is a public company registered in Queensland, limited by shares and included in the official list of ASX.

(b) As at the date of the Scheme Booklet, VRL had 250,215,147 Preference Shares on issue and quoted on the financial market conducted by ASX.

(c) If this Scheme becomes effective, VRL and Preference Shareholders will, by force of the Scheme, enter into Buy-Back Agreements under which:

(i) VRL will buy-back the Preference Shares for the Buy-Back Consideration; and

(ii) the Preference Shares will be cancelled.

2. Definitions and interpretation

2.1 Defined terms

In this document:

Act means the Corporations Act 2001 (Cth).

AEST means Australian Eastern Standard Time.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means board of Directors.

Business Day has the meaning given in the Listing Rules.

Buy-Back means the buy-back by VRL of the Preference Shares pursuant to this Scheme.

Buy-Back Agreement means, in respect of a Preference Shareholder, an agreement between VRL and the Preference Shareholder under which VRL agrees to buy back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

Buy-Back Consideration means, in respect of a Preference Shareholder, $1.25 cash for every Preference Share the Preference Shareholder is registered on the Register as holding at the Record Time.

Buy-Back Offer means an offer by VRL to a Preference Shareholder to buy-back all of the Preference Shareholder's Preference Shares for the Buy-Back Consideration.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

Conditions means the conditions to this Scheme, as set out in clause 3.

Constitution means the constitution of VRL from time to time.

Constitution Modifications means the modifications to VRL's Constitution described in **section 7.8** of the Scheme Booklet.

Court means the Supreme Court of Victoria.

Court Order means approval of the Scheme by order of the Court under section 411(4)(b) of the Act.

Directors means the directors for the time being of VRL.

Encumbrance includes mortgage, charge, lien, restriction against transfer, encumbrance and other third party interest, whether legal or equitable.

ESPs means the Village Roadshow Limited Executive Share Plan and Loan Facility adopted by Ordinary Shareholders on 19 November 1996 and modified on 21 November 2000 and the Village Roadshow

Executive and Employee Option Plan adopted by Ordinary Shareholders on 5 October 1993 and modified on 21 November 2000.

ESP Shareholder means a Preference Shareholder holding ESP Shares.

ESP Shares means Preference Shares held under an ESP.

ESP Deed Poll means a deed poll in the form of Appendix G to the Scheme Booklet.

Foreign Preference Shareholder means a Preference Shareholder whose address as noted on the Register is outside Australia and in respect of whom the Directors have determined that it would be unreasonable for VRL to comply with the laws of the jurisdiction where the Preference Shareholder resides to enable it to offer and issue the Unsecured Notes under this Scheme to that Preference Shareholder.

Listing Rules means the Listing Rules of ASX.

Nominee means Computershare Clearing Pty Limited ACN 063 826 228 being the nominee appointed under **clause 6(a)** of the Scheme.

Nominee Deed Poll means a deed poll in the form of Appendix H to the Scheme Booklet.

Preference Share means an A Class Preference Share in VRL.

Preference Shareholder means a person registered on the Register as holding Preference Shares at the Record Time.

Record Date means the date which is 30 Business Days after the Scheme Lodgment Date or such earlier date on or after the Scheme Lodgement Date as the Directors determine and announce to ASX.

Record Time means 7pm Melbourne time on the Record Date.

Register means VRL's register of members.

Registrar means VRL's share registrar.

Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Act.

Scheme Booklet means the booklet setting out, among other things, the information about the Scheme VRL is required under the Act to provide to Preference Shareholders.

Scheme Lodgment means VRL lodging office copies of the Court Order with ASIC in accordance with section 411(10) of the Act.

Scheme Lodgment Date means the date on which Scheme Lodgment occurs.

Shareholder Approvals means each of the following:

(a) approval of the Scheme in accordance with section 411(4)(a)(ii) of the Act by holders of Preference Shares at the time for determining entitlements to vote at the meeting at which the Scheme will be proposed; and

(b) approval of the Buy-Back in accordance with section 257D(1)(a) of the Act and the Constitution Modifications in accordance with section 136(2) of the Act by special resolutions of holders of ordinary shares in VRL at the time for determining entitlements to vote at the meeting at which the Buy-Back and the Constitution Modifications will be proposed.

Taxation means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges incidental or related to the imposition.

Unsecured Note means a subordinated unsecured note with an initial face value of $1 issued by VRL in accordance with the Unsecured Notes Trust Deed.

Unsecured Notes Trust Deed means the Village Roadshow Subordinated Unsecured Notes Trust Deed dated 26 September 2003 executed by VRL and Permanent Trustee Company Limited ACN 000 000 993.

VRL means Village Roadshow Limited ACN 010 672 054.

2.2 Interpretation

In this Scheme, except where the context otherwise requires:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(d) a reference to **A$**, **$A**, **dollar** or **$** is to Australian currency;

(e) a reference to a party is to a party in this Scheme, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(f) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(g) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(h) a word or expression defined in the Act has the meaning given to it in the Act;

(i) the meaning of general words is not limited by specific examples introduced by **including**, **for example** or similar expressions;

(j) any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(k) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(l) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this Scheme or any part of it; and

(m) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2.3 Headings

Headings are for ease of reference only and do not affect interpretation.

3. Conditions

This Scheme is conditional on each of the following occurring:

(a) **Restraints:** there being no:

(i) temporary restraining order;

(ii) preliminary or permanent injunction;

(iii) other order issued by any court of competent jurisdiction; or

(iv) other legal restraint or prohibition,

preventing the Scheme taking effect;

(b) **Board recommendation:** the Board not changing or withdrawing its recommendations in **section 6.1** of the Scheme Booklet;

(c) **Lodgment:** VRL lodging the Scheme Booklet with ASIC in accordance with sections 257D(3), 257E, 257F and 411(2) of the Act;

(d) **Shareholder Approvals:** the Shareholder Approvals being obtained on or before the Scheme Lodgment Date;

(e) **Court Order:** the Court Order being made on or before 31 December 2003; and

(f) **Scheme Lodgment Date:** the Scheme Lodgment Date occurring on or before 31 March 2004.

4. Scheme

(a) Subject to the Conditions having been satisfied, VRL will on the Record Date and without the need for any further act, be taken by force of this **clause** to have made a Buy-Back Offer to each Preference Shareholder at the Record Time.

(b) Effective immediately on VRL making the Buy-Back Offer to a Preference Shareholder, without the need for any further act, the Preference Shareholder will be taken by force of this **clause**:

(i) to have accepted the Buy-Back Offer; and

(ii) to have entered into a Buy-Back Agreement with VRL; and

(iii) to have:

(A) irrevocably appointed VRL as the Preference Shareholder's attorney with authority to execute a transfer of the Preference Shareholder's Preference Shares to VRL and to do any other thing including execute any other document necessary to give effect to this Scheme;

(B) agreed to apply $1 out of every $1.25 of the Buy-Back Consideration payable to the Preference Shareholder pursuant to the Buy-Back Agreement in and towards the acquisition by the Preference Shareholder by way of issue of one Unsecured Note; and

(C) agreed to the acquisition by, and issue to, the Preference Shareholder of the Unsecured Notes to be issued as provided in **clause 4(b)(iii)(B)** to that Preference Shareholder and to be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes.

(c) As soon as practical after a Buy-Back Agreement has been entered into between VRL and a Preference Shareholder, VRL must:

(i) execute a transfer to VRL of the Preference Shares bought back pursuant to that Buy-Back Agreement;

(ii) register that transfer;

(iii) subject to **clauses 4(c)(iv)** and **7(a)**, provide the Buy-Back Consideration to the Preference Shareholder;

(iv) apply $1 out of every $1.25 of that Buy-Back Consideration in and towards the acquisition by the Preference Shareholders by way of issue of one Unsecured Note;

(v) subject to **clauses 6(a)** and **7(a)**, issue the relevant Unsecured Notes to the Preference Shareholder in accordance with the Unsecured Notes Trust Deed; and

(vi) use reasonable endeavours to procure quotation on the financial market conducted by ASX of all Unsecured Notes so issued to the Preference Shareholder.

(d) If a holder of Unsecured Notes delivers in accordance with clause 5.1 of schedule 1 to the Unsecured Notes Trust Deed a Conversion Notice (within the meaning of that term in the Unsecured Notes Trust Deed) in respect of any Unsecured Notes held by the holder, effective immediately on the holder delivering the Conversion Notice, VRL will, without the need for any further act, be taken by force of this clause to have made an offer to the holder:

(i) to redeem in accordance with clause 5.4(a)(i) of schedule 1 to the Unsecured Notes Trust Deed the Unsecured Notes the subject of the Conversion Notice; and

(ii) to issue Preference Shares to the holder in accordance with clause 5.4(b) of schedule 1 to the Unsecured Notes Trust Deed.

(e) Unless the relevant Conversion Notice is withdrawn with the consent in writing of VRL in accordance with clause 5.3(b) of schedule 1 to the Unsecured Notes Trust Deed, VRL must:

(i) redeem in accordance with clause 5.4(a)(i) of schedule 1 to the Unsecured Notes Trust Deed the Unsecured Notes the subject of the Conversion Notice; and

(ii) issue Preference Shares to the holder in accordance with clause 5.4(b) of schedule 1 to the Unsecured Notes Trust Deed.

(f) The Buy-Back Offers are, by force of this clause, deemed to be a solicited offer for the purposes of regulation 2C of the Australian Securities and Investments Commission Regulations 2001 (Cth).

5. Identity of Preference Shareholders

(a) To establish whether a person is a Preference Shareholder, dealings in Preference Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of Preference Shares at the Record Time; and

(ii) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before 5pm Melbourne time on the last Business Day before the Record Date at the place where the Register is kept.

(b) VRL will not accept for registration or recognise for any purpose any transmission application or transfer of the kind referred to in **clause 5(a)(ii)** received after 5pm Melbourne time on the last Business Day before the Record Date.

(c) All statements of holding for Preference Shares will cease to have effect from the Record Time as documents of title in respect of those Preference Shares and, as from immediately after the Record Time, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Buy-Back Consideration.

6. Treatment of Foreign Preference Shareholders' Unsecured Notes

(a) The Unsecured Notes to which Foreign Preference Shareholder would, but for this clause 6 be entitled under this Scheme will be issued to a nominee appointed by the Board.

(b) Subject to **clause 6(c)**, the nominee must as soon as practical:

(i) sell the Unsecured Notes issued to it; and

(ii) distribute to the Foreign Preference Shareholder their proportion of the cash proceeds of the sale of the Unsecured Notes, after deducting:

(A) the costs and expenses of the sale and of their appointment; and

(B) any Taxation.

(c) The nominee may defer selling some or all of the Unsecured Notes at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not in the nominee's opinion place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

(d) Each Foreign Preference Shareholder without the need for any further act is taken by force of this clause to have:

(i) irrevocably authorised VRL and the nominee; and

(ii) appointed VRL and the nominee as the Foreign Preference Shareholder's attorney with authority,

to:

(iii) sell the Unsecured Notes issued to the nominee;

(iv) execute or effect a transfer of the Unsecured Notes;

(v) deliver clear and unencumbered title to the Unsecured Notes to a transferee of the Unsecured Notes; and

(vi) do any other thing including execute any other document necessary or expedient to give effect to **clauses 6(a)**, **(b)** and **(c)**.

(e) Each Foreign Preference Shareholder is barred by force of this clause from taking any action including making any demand or commencing any proceeding or litigation against VRL, the nominee appointed under **clause 6(a)** or any other person in relation to the treatment of the Foreign Preference Shareholder in accordance with this **clause 6**.

(f) Nothing in this Scheme constitutes an invitation or offer in any place in which or to any person to whom it would not be lawful to make such an offer.

7. Treatment of ESP Shares

(a) Where a Preference Shareholder is an ESP Shareholder, in accordance with the terms of the relevant ESP:

(i) the Buy-Back Consideration which would have been provided to the ESP Shareholder under this Scheme will be provided to; and

(ii) the Unsecured Notes which would have been issued to the ESP Shareholder under this Scheme will be issued to,

the Nominee.

(b) The Nominee will deal with Buy-Back Consideration provided to it and Unsecured Notes issued to it under **clause 7(a)** in accordance with the terms of the ESP and this Scheme.

(c) The Nominee may defer selling some or all of the Unsecured Notes issued to it under **clause 7(a)** at its absolute discretion for such period or periods as it determines in its absolute discretion to ensure the sale of Unsecured Notes by it does not in the Nominee's opinion place unreasonable downward pressure on the market price of the Unsecured Notes on ASX.

(d) Each ESP Shareholder is barred by force of this clause from taking any action including making any demand or commencing any proceeding or litigation against VRL, the Nominee or any other person in relation to the treatment of the ESP Shareholder in accordance with the ESP and this **clause 7**.

8. General

(a) VRL has no liability for any Taxation in connection with the Scheme other than liability imposed by law.

(b) Should the Court propose to approve the Scheme subject to any alterations or conditions, VRL may consent to those alterations or conditions on behalf of all persons concerned.

(c) Each Preference Shareholder is deemed to have warranted to VRL that:

(i) the Preference Shareholder will have full power and capacity to sell and transfer their Preference Shares to VRL pursuant a Buy-Back Agreement entered into between VRL and the Preference Shareholder; and

(ii) the Preference Shares will be sold and transferred to VRL free from all Encumbrances.

(d) The Preference Shares bought back under this Scheme will be deemed to have been sold and transferred to VRL free from all Encumbrances.

(e) Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to VRL, it shall be deemed to be received when it is actually received at VRL's registered office or at the office of VRL's Registrar.

(f) Preference Shareholders consent to VRL doing all things necessary or incidental to the implementation of this Scheme.

(g) Preference Shareholders are prohibited from doing anything inconsistent with this Scheme, including purporting to revoke any authorities they have provided by force of this Scheme.

(h) The Scheme prevails over the Constitution and any ESP to the extent of any inconsistency.

(i) This Scheme is governed by the laws of Victoria.

(j) This Scheme binds VRL and all Preference Shareholders from time to time, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against the Scheme at that meeting.

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix C

Preference Share trading history

Appendix to Scheme Booklet

Preference Share trading history

The table below shows the volume weighted average price of the Preference Shares on ASX during the following periods:

- 1 July 2002 to 25 July 2003, being the Trading Day before the proposed Scheme was announced on 28 July 2003;
- 14 May 2003, being the Trading Day on which VRL announced that it would not declare a dividend on the Preference Shares to 25 July 2003; and
- 1 July 2002 to 14 May 2003.

Period	Volume	Value	Average Price
1 July 02 to 25 July 03	238,561,840	$195,077,134	$0.818
14 May 03 to 25 July 03	47,867,434	$37,109,665	$0.775
1 July 02 to 14 May 03	190,694,406	$157,967,468	$0.828

The chart below shows the daily Preference Share price and volume traded on ASX for the period from 1 July 2002 to 25 July 2003:



VRLPA.ASX (0.83); —MA VRLPA.ASX (0.8076);
1.280
1.240
1.200
1.160
1.120
1.080
1.040
1.000
0.960
0.920
0.880
0.840
0.800
0.760
0.720
0.680
0.640
0.600
VOL VRLPA.ASX (1258788);
6M
4M
2M
Jul02
Aug02
Sep02
Oct02
Nov02
Dec02
Jan03
Feb03
Mar03
Apr03
May03
Jun03
Jul03

Appendix D

Audited financial statements

Appendix to Scheme Booklet

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

Your Directors submit their report for the year ended 30 June 2003.

DIRECTORS
The names of the Directors of the Company in office during the financial year and until the date of this report are:

Directors:
Robert G. Kirby (Chairman)
John R. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

The qualifications, experience and special responsibilities of the Directors are disclosed on pages 20 and 21 of the Annual Report.

Directors' relevant interests in shares and options of the Company and related bodies corporate as at the date of this report are included in Note 34(d) of the Financial Report.

PRINCIPAL ACTIVITIES
The principal activities of the economic entity during the financial year were:

* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film, DVD and Video Distribution

Other than the Film Production division's acquisition of Village Roadshow Films (BVI) Limited, as detailed in note 6(c)(i), there have been no significant changes in the nature of those activities during the year.

REVIEW OF OPERATIONS AND RESULTS
Net loss attributable to members from continuing operations was $93.9 million for the year, compared to the previous year's profit of $37.1 million. Net attributable losses from specific items of $154.9 million (2002 net attributable losses of $18.2 million) were brought to account (refer Note 2(e)), giving a net profit attributable to members from continuing operations, but before specific items, of $61.1 million (2002 profit of $55.3 million). The net attributable profit from discontinuing operations was $67.9 million (2002 net attributable profit of $14.0 million).

Net loss attributable to members of the Company, including specific items and discontinuing operations, was $26.0 million, compared to the previous year's net attributable profit of $51.1 million, after allowing for profits attributable to minority interests of $14.6 million (2002 $24.2 million).

Revenues from ordinary activities and share of net profit of associates and joint venture entities, excluding discontinuing operations and specific items, increased by 111% to $1,644.6 million from the previous year's comparable revenue of $781.2 million. The significant increase in revenues was mainly as a result of the acquisition of the remaining 80.1% of Village Roadshow Films (BVI) Limited, effective 11 February 2003. Revenue from specific items was $266.0 million (2002 $11.8 million), of which $260 million related to the sale of the 50% owned UK cinema operations.

DIVIDENDS
The Directors do not recommend payment of a dividend. Since the commencement of the financial year, dividends of $25.4 million (10.175 cents per A Class Preference share, franked to 9.205 cents per share) were paid in accordance with the recommendation of the Directors in the previous report.

EARNINGS PER SHARE
Basic earnings per share were (11.06) cents (2002 10.80 cents) and before specific items and discontinuing operations, basic earnings per share were 25.96 cents (2002 12.58 cents). There were no potential ordinary shares that were dilutive in 2003 or 2002.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
Total shareholders' equity of the economic entity decreased by $123.6 million to $1,078.0 million during the year. This was attributable to decreases in share capital of $6.8 million, retained profits of $21.6 million, reserves of $73.2 million and outside equity interests of $22.0 million.

The significant decrease in reserves related mainly to the exchange rate movements relating to the conversion of the accounts of controlled entities. Also, mainly as a result of the acquisition of the remaining 80.1% of Village Roadshow Films (BVI) Limited effective 11 February 2003, total assets increased by $713.3 million and total liabilities increased by $837.0 million.

Retained profits decreased by $21.6 million as a result of the net loss of $26.0 million and transfers from outside equity interests and reserves of $4.4 million.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

EVENTS SUBSEQUENT TO REPORTING DATE
Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

On 28 July 2003, Village Roadshow Limited announced that it will propose a scheme of arrangement to buyback the A Class Preference shares on issue in exchange for $1.25 each, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1.00 per share being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1.00. Ordinary shares will not participate in the proposed scheme. Meetings at which both Ordinary and Preference Shareholders may vote for the proposal are expected to proceed in early November 2003.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
It is anticipated that the growth of the economic entity's diversified businesses will be reflected in the return to profitability of the Group. As a result of including the full year results of Village Roadshow Films (BVI) Limited, total revenue and total expenses will increase significantly in the year ending 30 June 2004.

SHARE OPTIONS
Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20 of the Financial Report. Details of share and option transactions in relation to Directors of the economic entity are set out in Note 34(d) of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS
Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $560,195 (2002 $420,303) which has been paid to insure each of the Directors and secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

CORPORATE GOVERNANCE STATEMENT
The statement set out on pages 22 to 26 of the Annual Report summarises the Company's key corporate governance practices that were in place during the financial year.

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS
The Remuneration Committee of the Board of Directors is responsible for determining compensation arrangements for the Directors. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions (with the assistance of external consultants) with the overall objective of ensuring maximum shareholder benefits from the attraction and retention of a high quality Board. The Managing Director and Finance Director are responsible for determining the compensation arrangements for senior executives using similar criteria.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' emoluments to the Company's financial and operational performance. All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth and other performance indicators.

The income paid or payable, or otherwise made available in respect of the financial year to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party was as follows:

Name of Director	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	Equity-based Compensation $	**Total 2002/2003 $**	Total 2001/2002 $
Robert G. Kirby	1	1,160,000	290,000	87,141	135,829	-	**1,672,970**	2,000,265
John R. Kirby	1	1,160,000	290,000	87,141	164,561	-	**1,701,702**	2,060,551
Graham W. Burke	1	1,160,000	290,000	87,141	183,506	54,000	**1,774,647**	1,491,702
Peter E. Foo		800,240	500,000	32,638	47,565	-	**1,380,443**	1,310,317
Peter M. Harvie	2	590,792	-	25,000	3,098	-	**618,890**	1,119,620
William J. Conn		88,072	-	7,928	-	-	**96,000**	96,000
Peter D. Jonson		66,056	-	5,944	16,739	-	**88,739**	95,534
D. Barry Reardon		126,000	-	-	48,513	-	**174,513**	187,446

Notes:
1. Bonus amounts represent 2002/03 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with an increase in market capitalisation value of the company.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke. Two million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The above options were granted in accordance with the terms of Mr. Burke's Employment Contract dated November 2000.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' REPORT

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS (Cont'd.)
The income paid or payable, or otherwise made available in respect of the financial year, to the 5 most highly paid executive officers of the Village Roadshow Limited economic entity, directly or indirectly, from the entity or any related party was as follows:

Name of Executive Officer	Note	Salary/Fees $	Bonus $	Super-annuation $	Non-cash Benefits $	**Total 2002/2003 $**	Total 2001/2002 $
Gregory Basser	1	1,187,632	500,000	35,138	8,694	**1,731,464**	1,633,170
Tony N. Pane		911,452	250,000	10,519	-	**1,171,971**	1,020,192
Brad C. March	2	1,035,623	39,120	35,138	16,007	**1,125,888**	1,419,876
Brian L. Bickmore	2	648,701	75,000	10,519	61,102	**795,322**	752,120
Jeff S. Allis	2	596,079	83,222	34,519	11,077	**724,897**	709,160

Notes:
1. Bonus amount relates to amounts paid pursuant to discretionary consulting agreement.
2. Amounts paid by Austereo Group Limited in relation to Executive positions.

In the opinion of Directors, remuneration paid to Directors and senior executives is considered reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive. The various share and option interests of all Directors of the Company at the date of this report are set out in Note 34(d) of the Financial Report.

DIRECTORS' MEETINGS
The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

	Number of Meetings Held While in Office				Number of Meetings Attended			
Name of Director	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Robert G. Kirby	14				11			
John R. Kirby	14			1	8			1
Graham W.Burke	14		2		12		2	
Peter E. Foo	14				14			
Peter M. Harvie	14				12			
William J. Conn	14	2	2	1	10	1	1	1
Peter D. Jonson	14	2			10	2		
D. Barry Reardon	14	2	2	1	5	2	2	1

Informal procedural meetings attended by a minimum quorum of 3 Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

ROUNDING
The amounts contained in this report and in the financial statements have been rounded-off under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 15th day of September 2003

Signed) G.W. Burke
Director

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

ROBERT G KIRBY

Chairman, Executive Director

First joined the Board in August 1988, reappointed July 2001.

Age 52

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industries. Through the launch of Roadshow Home Video, Mr Kirby was the driving force behind the Australian video revolution of the 1980s and 1990s. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Director Austereo Group Limited and Village Roadshow Corporation Limited. Currently Deputy Chairman of Peter MacCallum Cancer Foundation; and Member of Patrons Council, Epilepsy Foundation, and Patron of Victorian Arts Centre.

Member Executive Committee

Chairman Nomination Committee

JOHN R. KIRBY

Deputy Chairman, Executive Director

Member of the Board since August 1988

Age 56

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the industry. Deputy Chairman Village Roadshow Limited 1994 to 1998, and from May 2002. Chairman Village Roadshow Limited 1990 to 1994, and 1999 to 2002. Mr Kirby was the original founding director of radio station 2DayFM. Director, Austereo Group Limited, Sea World Management Limited and is Chairman of Village Roadshow Corporation Limited.

Member Executive Committee

GRAHAM W BURKE

Managing Director, Executive Director

Member of the Board and Managing Director since September 1988

Age 61

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative leaders behind Village Roadshow's development, and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2DayFM, and spent four years as the original Commissioner of the Australian Film Commission. Director Sea World Management Limited, Austereo Group Limited and is on the Board of Village Roadshow Corporation Limited.

Member Executive Committee

Member Remuneration Committee

PETER E FOO

Finance Director, Executive Director

Member of the Board since February 1998

Age 48

Bachelor of Economics with 25 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director, Sea World Management Limited and all Village Roadshow's major subsidiaries. Alternate Director Austereo Group Limited.

Member Executive Committee

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' PROFILES

PETER M HARVIE

Executive Director

Member of the Board since June 2000

Age 64

Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M Network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of Clemenger Harvie from 1974 to 1993. Serves on the Board of other Austereo joint ventures and is a Director, Mazda Foundation Limited; Director, Art Exhibitions Australia.

Member Executive Committee.

WILLIAM J CONN

Independent Non-Executive Director

Member of the Board since March 1992

Age 57

Spent 35 years in investment banking with Potter Warburg Limited and McIntosh Securities Limited. Mr Conn holds a Bachelor of Commerce (Hons) from the University of Melbourne and an MBA from Columbia University. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is a Director of the Australian National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee

Chairman Remuneration Committee

Member Nomination Committee

PETER D JONSON

Independent Non-Executive Director

Member of the Board since January 2001

Age 57

Bachelor of Commerce and Master of Arts. PhD from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia, including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Australian Institute for Commercialisation Ltd. and Cooperative Research Centre for Microtechnology and its subsidiary companies. Serves on the Boards of other companies, including Sequoia Capital Management Ltd and Pro Medicus Ltd. Served during 2001 and 2002 as the Chair of two science related advisory committees for the Australian government, the Major National Research Facilities Committee and the Biotechnology Centre of Excellence Expert Panel.

Member Audit Committee

D BARRY REARDON

Independent Non-Executive Director

Member of the Board since March 1999

Age 72

Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 30 years in the motion picture business. Currently Executive Vice President and Assistant to the President, Paramount Pictures. Between 1978 and 1999, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and President, Warner Bros. Distribution. Serves on the Boards of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee

Member Remuneration Committee

Member Nomination Committee

The following statement sets out a summary of the Company's corporate governance practices that were in place during the financial year in accordance with Listing Rule 4.10.3 and how those practices relate to the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council ("ASX Recommendations").

In ensuring the highest standards of ethical behaviour and accountability, the Board has included in its corporate governance policies those matters contained in the ASX Recommendations where applicable. However, the Board also recognises that full adoption of the above ASX Recommendations may not be practical nor provide the optimal result given the particular circumstances and structure of the Company.

Board of Directors – Role and Responsibilities

The role of the Board is to provide leadership and direction to management and to agree with management the aims, strategies and policies of the Company. It is also responsible for the overall corporate governance of the Company.

In particular, the functions and responsibilities of the Board include:

- Final approval of corporate strategy and performance objectives;
- Reviewing and ratifying of the risk management and internal control framework, codes of conduct and legal and other internal compliance programs;
- Approval and monitoring of significant capital expenditure, capital management, acquisitions and divestitures in excess of A$10m;
- Approval and monitoring of significant financial and other reporting;
- Appointment and removal of the Managing Director; and
- Monitoring compliance with corporate governance policies and assessing the appropriateness and adequacy of corporate governance policies and implementing changes or additions that are deemed fitting.

In fulfilling this responsibility the Board is supported by a number of committees whose composition is reviewed periodically. All Board Committees provide recommendations to the Board however the Executive Committee has specific powers delegated to it by the Board. With the exception of the Executive Committee, all Committees shall comprise a majority of Independent Directors and shall be suitably resourced.

Board of Directors – Composition and Membership

The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least six Directors with an appropriate balance of Executive, Independent and Shareholder Directors, the definitions of which are:

  Executive Director — one in full time employment by the Company, either directly or through a consultancy;

  Independent Director — one who is not a substantial shareholder or associated directly with a substantial shareholder, is non-executive and is not or has not been employed in an executive capacity nor principal of a material professional advisor or consultant within the last 2 years, is not a material supplier or customer, has no material contractual relationship other than as a director, is free from any interest or business or relationship which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company and who derives minimal or zero income (excluding Directors' Fees) from the Company compared to income from other sources;

  Shareholder Director — one with a prescribed direct, indirect or representative shareholding interest exceeding 5% of the total issued ordinary capital of the Company;

- The Board shall comprise Directors with an appropriate range of qualifications and specific industry expertise that will enable them to make a contribution to the deliberations of the Board.

During the financial year the names of each Director, their respective role, appointment date and classification were:

Name	Role	Appointed	Classification
Robert G. Kirby	Chairman	July 2001	Shareholder, Executive
John R. Kirby	Deputy Chairman	August 1988	Shareholder, Executive
Graham W. Burke	Managing Director	September 1988	Shareholder, Executive
Peter E. Foo	Finance Director	February 1998	Executive
Peter M. Harvie	Executive Director	June 2000	Executive
William J. Conn	Non-executive Director	March 1992	Independent *
D. Barry Reardon	Non-executive Director	March 1999	Independent
Peter D. Jonson	Non-executive Director	January 2001	Independent

* Mr. Conn meets 6 of the 7 'independence' criteria as defined in Box 2.1 of the ASX Recommendations. Notwithstanding Mr. Conn has served as a Director for over 11 years, the Company does not consider that Mr. Conn's tenure on the Board of the Company in any way adversely impacts on his independence.

The Company's constitution sets out the procedures to be followed regarding:

- the appointment, number and rotation of the Directors;
- the appointment of the Managing Director; and
- procedures for Directors' meetings, including voting.

The Board shall meet at least six times per year. Meeting guidelines ensure that Directors are provided with all necessary information to participate fully in an informed discussion of all agenda items. Informal meetings of Independent Directors are held to discuss matters of mutual interest when necessary.

Membership of the Board is the exclusive responsibility of the full Board of Directors, subject to the approval of the Company's shareholders in general meeting, based on recommendations from the Nomination Committee. A formal Letter of Appointment is provided to incoming Directors together with such appropriate induction as may be required by the incoming Director.

All Directors have access to the Company Secretary and are entitled to seek independent professional advice at the Company's expense, subject to the prior approval of the Chairperson, such approval not to be unreasonably withheld.

The Chairperson of the Company is determined by the Board of Directors, recognising the Company's ownership structure. In addition, the Board is comprised of a majority of Executive Directors. These matters are at variance to ASX Recommendations 2.1 and 2.2.

The Board is of the opinion that the executive roles of the Shareholder Directors (including the Chairperson) in the day to day operations of the Company adds value to the Company due to their material financial commitment and considerable experience in the Company's businesses. Notwithstanding the number of Independent Directors presently on the Board, the Company considers that there is adequate monitoring of the Executive Directors.

Audit Committee

The Company established an Audit Committee in 1991. In accordance with its Terms of Reference, all 3 members of the Audit Committee are Independent Directors with appropriate skills, expertise and experience. The Chairperson of the Audit Committee is an Independent Director who is not the chairperson of the Board. The Audit Committee reports directly to the Board.

The role and responsibilities of the Audit Committee includes:

- Reviewing all external reporting (published financial statements including interim statements and year-end audited statements, preliminary announcement of results prior to publication) with management and the external auditors prior to their approval by the Board, focusing in particular on:
  - Significant changes in accounting policies and practices;
  - Major judgmental areas and significant audit adjustments;
  - Adequacy and reliability of financial information provided to shareholders; and
  - Compliance with Statutory and Australian Stock Exchange reporting requirements;
- Discussing any matters arising from the audit with the external auditor;
- Seeking written representations from the Managing Director and Finance Director that the Company's financial reports present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards;

- Reviewing the nomination, performance, independence and competence of the external auditor - Ernst & Young were appointed on 12 April 1989 and the current audit partner will be rotated off following completion of the 2003 financial year end audit;
- Approving the Internal Audit plan bi-annually and assessing the performance of the internal audit function; and
- Assessing the adequacy and effectiveness of the financial internal control framework and risk management procedures.

During the financial year the Audit Committee comprised the following members with their respective appointment dates:

William J. Conn	August 1992	Chairman, Independent Director
D. Barry Reardon	April 2000	Independent Director
Peter D. Jonson	February 2001	Independent Director

The Audit Committee meets at least twice per year and invites the audit partner and senior Company executives to its meetings as required. In addition the Audit Committee meets at least twice a year with the external auditor without management being present and the auditor will be provided with the opportunity, at their request, to meet the Board of Directors without management being present. The minutes of the Committee are provided to all Directors of the Company.

Nomination Committee

The Company established a Nomination Committee in 1998. Prior to this, membership of and nominations to the Board had been the exclusive responsibility of the Board. In accordance with its Terms of Reference, the 3 members of the Nomination Committee include the Chairperson of the Company and comprise a majority of Independent Directors.

The role of the Nomination Committee is to monitor the composition of the Board in light of corporate governance best practice, and to periodically make recommendations to the full Board.

The responsibilities of the Nomination Committee include recommending new nominees to the Board, taking into account the required skill set, relevant industry expertise and experience of potential candidates to complement that of existing Board members. Consideration is also given to the size and shareholder structure of the Company such that an incoming director would be able to make an overall positive contribution to the deliberations of the Board without adversely impacting on efficient decision making by the Board as a whole.

During the financial year the Nomination Committee comprised the following members with their respective appointment dates:

Robert G. Kirby	May 2002	Chairman
William J. Conn	July 1998	Independent Director
D. Barry Reardon	April 2000	Independent Director

The Nomination Committee meets at least annually and the Board is appraised by the Chairperson as appropriate on any relevant developments. The Board has recognised that based on its size and composition, a formal committee structure and procedures may not be optimal, and accordingly, the Nomination Committee may meet informally, on a 'needs' basis as and when a suitable candidate may be available for nomination.

In addition, the assessment of Board's overall performance and its own succession plan is conducted informally by the Chairperson and Directors on an ad hoc basis rather than through a formal evaluation process under the guidance of the Nomination Committee. This is at variance to ASX Recommendation 8.1. Nevertheless, given the Company's ownership structure and the relatively small size of the Board, the Directors consider that an appropriate and adequate evaluation of Directors occurs.

Executive Committee

In 1990 the Board established an Executive Committee which monitors and reports on the major risks affecting each business segment and develops, subject to approval of the full Board, strategies to mitigate these risks. The Executive Committee deals with all other matters apart from those matters specifically reserved for the Board, or its Audit Committee, Nomination Committee and Remuneration Committee.

The key functions and responsibilities of this Executive Committee include:

- Development of the strategic plan which encompasses the Company's vision, mission and strategy statements and stakeholders' needs;

- Implementation of operating plans and budgets by management and monitoring progress against budget as well as monitoring all significant areas of the business;
- Approval and monitoring of capital expenditure, capital management, acquisitions and divestitures, and approval of contracts less than A$10m;
- Establishment of committees to monitor and report on all aspects of risk management including environmental issues and health and safety matters;
- Review cash flow projections and gearing;
- Treasury responsibility including advising the Board on liquidity, currency and interest rate risk and credit policies; and
- Review the Company's code of conduct and corporate governance compliance.

The Management of the Company's various business segments annually bring to the Executive Committee detailed budget proposals for consideration, the final consolidated version of which is submitted to the full Board of Directors in May each year.

The Executive Committee and various Divisional Boards of the Company's subsidiaries and associates derive their mandate and operate in accordance with the Group's formal Delegation of Authority document. The Delegation of Authority document is reviewed and updated on an annual basis, with major changes approved by the Board.

During the financial year the members of this Committee were:

Graham W. Burke	(Chairperson)	Robert G. Kirby	John R. Kirby	Peter E. Foo
Peter M. Harvie	Philip S. Leggo	Julie E. Raffe	Gregory Basser	Simon T. Phillipson
Tony N. Pane	Stuart Boxer	Tim Carroll		

The Executive Committee meets at frequent intervals, at least monthly.

Remuneration Committee

The Company established a Remuneration Committee in April 1994. The Committee's Terms of Reference provide for the review of remuneration of the Company's Executive Directors, including any equity participation by such Executive Directors.

The Committee comprises 3 Directors, the majority of whom are Independent Directors. The Committee invites senior management to meetings when requiring input on management and divisional performance.

The Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairman, Deputy Chairman, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

This is at variance to ASX Recommendation 9.1 which recommends the Remuneration Committee be responsible for the remuneration overview for all senior executives; nevertheless, the Company believes it has an adequate review process in place. The Company and the Committee periodically obtain independent advice from external consultants and utilise benchmarks from comparable organisations.

At the commencement of each year the Executive Directors will submit a business plan for the forthcoming year to the Remuneration Committee for review and adoption. This will be the basis of reviewing performance at the end of the year.

All Executive Directors and senior executives have the opportunity to participate in the Company's bonus scheme where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

The Company considers that the remuneration paid to Directors and senior executives is reasonable and fair having regard to comparable companies and the performance and responsibilities of each respective Director and senior executive.

The Committee meets at least twice per year.

During the financial year the Remuneration Committee comprised the following members with their respective appointment dates:

William J. Conn	April 1994	Chairman, Independent Director
D. Barry Reardon	August 1999	Independent Director
Graham W. Burke	April 2000	Managing Director.

Mr. Burke absents himself from any meeting of the Committee where his own remuneration is to be discussed.

The total cash remuneration of Independent Directors (being Directors' Fees not paid to anyone in an Executive capacity), is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meeting from time to time. Independent Directors receive $60,000 per annum plus $12,000 per annum for each Board Committee, payable quarterly in arrears. The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's Fee remuneration.

In addition, the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or ASX Listing Rules, Directors may be invited from time to time to participate in share and option plans offered by the Company.

The various share and option entitlements of all Directors and any changes are advised to the Australian Stock Exchange in accordance with the Listing Rules and Corporations Act 2001 requirements and are set out in note 34(d) to the Financial Report.

Shareholder Meetings and Communication

The Company's constitution sets out the procedures to be followed regarding:

- The convening of meetings;
- The form and requirements of the notice;
- Chairperson and quorums;
- Voting procedures, proxies, representatives and polls.

To the extent that it is practicable to do so, notices of meetings of shareholders will comply with current best practice guidelines as outlined in Attachment A to the ASX Recommendations. The format of resolutions to be put to meetings of shareholders will be clear, concise and in plain English. Distinctly separate issues will be presented in separate motions and only combined into one resolution where the subject matter requires it to be so presented.

The format of proxies will be such that shareholders will be able to clearly indicate their voting intentions and full directions on the completion of proxies will be contained in both the proxy form itself and in the notice of meeting, including any relevant voting exclusion statements.

The Directors believe that, in accordance with the Company's constitution, voting by shareholders should be determined firstly on a show of hands of those present at the meeting and by poll where requested by shareholders or by the Chairperson. The constitution sets out the circumstances in which a poll may be called by the Chairperson or by shareholders whether present in person or by proxy or by representative.

The Chairperson of meetings of shareholders shall allow a reasonable opportunity for shareholders to ask questions on those matters on the agenda that are before shareholders for consideration and to enable informed participation and voting by shareholders in the meeting. In addition, the external auditor shall attend the Company's annual general meeting and be available to answer questions about the conduct of the audit and the auditor's report on the Company's financial statements.

The Company established a corporate website at www.villageroadshow.com.au in 1999 which contains relevant information for shareholders about the Company, its operations, corporate profile, structure and other supporting information. In addition shareholders can email queries to the Company through the website, or by facsimile, by mail or by telephone.

The Company is presently redeveloping its corporate website to enable those corporate governance matters requiring public disclosure by ASX Recommendations to be posted to it. This will be completed prior to June 2004.

The Directors strive to ensure that the market is fully informed on a timely basis of all material, price sensitive information regarding the Company. In support of this objective, the Company has procedures in place to ensure that it meets its reporting and continuous disclosure obligations.

The Company Secretaries are the Company's nominated Communications Officers for liaising with the Australian Stock Exchange and are responsible for ensuring the Company's compliance with its legal and Stock Exchange reporting and disclosure obligations.

No communication is permitted to any external third party about an announcement until confirmation that the communication has been released to the market has been received from the Australian Stock Exchange. Once confirmation has been received, the Company provides a copy of its release on its corporate website as soon as possible.

Communication by the Company with external parties is the responsibility of a limited number of authorised spokespersons to ensure the consistency of information provided and to safeguard against inadvertent disclosure of price sensitive information. All communications are monitored by the Communication Officers to ensure that no material information has been inadvertently released.

In particular, the Communications Officers ensure that no price sensitive information is provided in discussions with broking analysts, investors or to the media unless it has first been released through the Australian Stock Exchange.

Corporate Code of Conduct

The Board of Directors insist on the highest ethical standards from all officers and employees of the Company and are vigilant to ensure appropriate corporate professional conduct at all times.

Standards setting out the Company's Code of Conduct by which Employees are expected to act are contained in the Employee Guide and formal contracts and letters of employment. They include:

- Insider trading and employee security trading;
- Conflicts of interest;
- Use of market power and pricing practices;
- Confidentiality and Privacy Policy;
- Compliance with Laws and Regulations;
- Employment practices including Occupational Health & Safety; and
- Maintenance, quality and safety of goods and services.

All Directors and managers have an obligation to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

All purchases of major consumables are obtained by all business segments of the Company by a periodic competitive tendering process.

Certain inter-company arrangements have been entered into between the Company and Austereo Group Limited ("Austereo"). Historically the Company and Austereo have maintained various financial and administrative arrangements and have regularly engaged in transactions with each other and their respective affiliates.

This relationship is governed by the Intercompany Agreement dated 19 January 2001 between the Company and Austereo. The Intercompany Agreement specifically states that it is the intention of both parties that the relationship between them and their respective affiliates prior to Austereo's listing on ASX will continue on the same basis while the Company continues to hold a controlling interest in Austereo.

The Intercompany Agreement requires each party to make services available to the other, either without charge, on a reduced cost basis or on a recharge basis, depending on how such services were provided prior to listing. Where costs are to be recharged, the charge is to be determined in accordance with established accounting principles, and failing agreement, the dispute will be referred to an independent person appointed by the President of the Law Institute of Victoria whose decision shall be final in determining the quantum of costs to be allocated.

In respect of the Intercompany Agreement and all other matters between the Company and Austereo, the Directors will be required to comply with the requirements of the Company's constitution and the Corporations Act 2001 governing any conflicts of interest that may arise.

Dealing in Shares

All Directors have a written contractual obligation to the Company to immediately advise the Company of all changes to their interests in shares, options and debentures, if any, in the Company and its associates for the timely reporting of any changes to the Australian Stock Exchange by the Company Secretaries.

In addition to all Directors of the Company, all members of the Executive Committee and other key corporate and divisional executives of the Village Roadshow group who are involved in material transactions concerning the Company are included in the definition of "Designated Officers". These Designated Officers are precluded from dealing in securities of the Company during the periods 31 December to release of the half year profit announcement and 30 June to the release of the full financial year end profit announcement.

Outside of those periods, no Designated Officers may deal in securities of the Company when in possession of any information which, if made publicly available, could reasonably be expected to materially affect the price of the Company's securities, whether upwards or downwards. Legal advice will be obtained by the Company Secretary on behalf of the Designated Officers in circumstances where any doubt exists.

All Directors of the Company, and of the Village Roadshow group of companies including Austereo ('the Group'), are required to provide a standing notice, updated as appropriate, giving details of the nature and extent of their 'material personal interests' in the affairs of the company and Group upon appointment as a Director. All notices are tabled and recorded in the minutes of each Directors' meeting and entered into a register which is open for inspection by all Directors and is available to all future incoming directors.

Risk Management

The Company's formal Risk Management Methodology incorporates a holistic and structured approach to the identification and mitigation of business risks by key business units. This risk approach covers strategic, operational and financial risks of each strategic business units and accountability for managing such risks rests with the CEO and CFO of each business unit, including Corporate Head Office. In accordance with the Risk Management Methodology, which was adopted by the Audit Committee in 1998, formal risk assessments are conducted twice a year, in June and December, with reporting to the Audit Committee on major risks and action plans.

The Company is progressing with the completion of the Business Impact Analysis and Risk Assessment of its Business Continuity Management project which commenced in 2002. In addition independent Occupational Health and Safety Compliance Reviews are conducted on an annual basis in key businesses of the Company.

The Company's financial structure includes a number of covenants to banks, requiring a structured level of monitoring and management to ensure compliance. The Company's Treasury Risk Policy articulates the recognition, measurement and management of interest rate risks, foreign exchange exposures, hedging, credit risk, liquidity levels and monitoring of economic and financial conditions. The parameters of the Treasury Risk Management Policy are periodically reviewed by the Executive Committee to ensure the Policy addresses current issues.

The Internal Audit Division, which is totally independent of all operating business units, performs regular reviews on significant areas of risk within business units to ensure that the internal control framework is adequate and remains effective. In addition, reviews by Internal Audit also monitor internal compliance with policies adopted by the Board including strict compliance to the Group Delegation of Authority policy document. The Internal Audit Plan is approved by the Audit Committee every six months at Audit Committee meetings. A summary of major audit findings, and control weaknesses not adequately addressed by Management, is reported directly to the Audit Committee.

Effective July 2003, the Company has established a Corporate Governance and Compliance Committee to monitor the implementation and effectiveness of sound governance policies and procedures across the Group in line with ASX Recommendations. The Committee will report on all material aspects to the Board through the Executive Committee and on the effectiveness of all compliance programs.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL PERFORMANCE FOR YEAR ENDED 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CONTINUING OPERATIONS					
Revenues from ordinary activities	(2)	1,610,369	787,253	90,292	69,140
Expenses from ordinary activities excluding borrowing costs expense	(2)	(1,621,443)	(664,832)	(56,168)	(42,708)
Borrowing costs expense	(2)	(46,533)	(25,447)	(4,853)	(5,894)
Share of net profits of associates and joint ventures accounted for using the equity method	(2)	34,273	(6,095)	-	-
Profit (loss) from ordinary activities before income tax expense from continuing operations		(23,334)	90,879	29,271	20,538
Income Tax Revenue (Expense)	(4)	(53,331)	(29,746)	-	-
Net Profit (loss) from continuing operations		(76,665)	61,133	29,271	20,538
Profit (loss) attributable to outside equity interest		17,227	24,018	-	-
Net Profit (loss) attributable to members from continuing operations		(93,892)	37,115	29,271	20,538
DISCONTINUING OPERATIONS					
Revenues from ordinary activities	(32)	164,342	47,942	-	-
Expenses from ordinary activities excluding borrowing costs expense		(107,287)	(44,751)	-	-
Borrowing costs expense		(224)	(22)	-	-
Share of net profits of associates and joint ventures accounted for using the equity method	(32)	4,946	11,263	-	-
Profit from ordinary activities before income tax expense from discontinuing operations	(32)	61,777	14,432	-	-
Income Tax Revenue (Expense)	(4)	3,422	(225)	-	-
Net Profit from discontinuing operations		65,199	14,207	-	-
Profit (loss) attributable to outside equity interest		(2,677)	221	-	-
Net Profit attributable to members from discontinuing operations		67,876	13,986	-	-
Net profit (loss) attributable to members of Village Roadshow Limited	(21)	(26,016)	51,101	29,271	20,538
Net exchange difference on translation of accounts and net investments in foreign controlled and associated entities	(21)	(72,417)	(60,233)	2,334	(2,312)
Net increase in capital profits reserve	(21)	58	19	-	-
Other revenue, expense and initial adjustments recognised directly in equity	(21)	3,557	-	-	-
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity		(68,802)	(60,214)	2,334	(2,312)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Village Roadshow Limited		(94,818)	(9,113)	31,605	18,226
Basic earnings per share (cents per share)	(3)	(11.06)	10.80		
Basic earnings per share - continuing operations/excluding specific items (cents per share)	(3)	25.96	12.58		
Diluted earnings per share (cents per share)		(11.06)	10.80		
Diluted earnings per share - continuing operations/excluding specific items (cents per share)		25.96	12.58		

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CURRENT ASSETS					
Cash assets	(6)	177,730	265,661	4	98
Receivables	(7)	298,298	217,643	1,958	205
Inventories	(8)	2,835	2,773	-	-
Film Library	(10)	472,772	-	-	-
Current tax assets		377	2,271	-	-
Other	(11)	21,018	29,032	251	183
TOTAL CURRENT ASSETS		973,030	517,380	2,213	486
NON-CURRENT ASSETS					
Receivables	(7)	205,665	342,125	1,228,660	1,232,329
Radio Licences	(9)	464,658	465,032	-	-
Film Library	(10)	640,129	-	-	-
Investments accounted for using the equity method	(12)	116,492	332,333	204	204
Other financial assets	(13)	7,643	15,710	718,156	723,975
Property, Plant & Equipment	(14)	280,758	448,791	11,217	8,922
Deferred tax assets		25,644	9,104	189	189
Intangible assets	(15)	77,301	50,557	-	-
Other	(11)	113,331	10,325	-	-
TOTAL NON-CURRENT ASSETS		1,931,621	1,673,977	1,958,426	1,965,619
TOTAL ASSETS		2,904,651	2,191,357	1,960,639	1,966,105
CURRENT LIABILITIES					
Payables	(16)	307,982	377,229	2,521	12,295
Interest bearing liabilities	(17)	514,786	17,880	1,297	232
Current tax liabilities		9,927	6,977	-	-
Provisions	(18)	23,406	44,922	4,821	29,923
Other	(19)	6,430	10,139	-	-
TOTAL CURRENT LIABILITIES		862,531	457,147	8,639	42,450
NON-CURRENT LIABILITIES					
Payables	(16)	62,480	77,424	-	-
Interest bearing liabilities	(17)	727,594	267,937	3,812	161
Convertible notes	(17)	25,598	25,643	25,598	25,643
Deferred tax liabilities		125,403	76,973	1,612	1,612
Provisions	(18)	15,435	9,188	-	-
Other	(19)	7,617	75,436	1,019	1,194
TOTAL NON-CURRENT LIABILITIES		964,127	532,601	32,041	28,610
TOTAL LIABILITIES		1,826,658	989,748	40,680	71,060
NET ASSETS		1,077,993	1,201,609	1,919,959	1,895,045
EQUITY					
Parent entity interest					
Contributed equity	(20)	925,221	932,004	925,221	932,004
Convertible notes	(20)	14,866	14,866	14,866	14,866
Reserves	(21)	(88,133)	(14,914)	3,844	1,510
Retained Profits	(21)	105,353	126,952	976,028	946,665
Total parent interest in equity		957,307	1,058,908	1,919,959	1,895,045
Total outside equity interest	(22)	120,686	142,701	-	-
TOTAL EQUITY		1,077,993	1,201,609	1,919,959	1,895,045

Refer Note 32 for details of the assets and liabilities relating to the discontinuing operations.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from Customers		1,197,372	853,366	-	-
Payments to Suppliers and Employees *		(1,256,860)	(648,011)	(37,468)	(21,878)
Dividends and Distributions Received		37,897	11,974	21,404	17,863
Interest Received		15,474	24,289	39,006	33,637
Borrowing Costs		(47,241)	(26,002)	(4,743)	(5,392)
Income Taxes Paid		(14,506)	(26,832)	-	-
Partnership Profits Received		2,617	686	-	-
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(6)	(65,247)	189,470	18,199	24,230
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of Property, Plant & Equipment		(52,745)	(91,316)	(3,433)	2,292
Sale of Property, Plant & Equipment		134,337	11,540	3,631	278
Purchase of Investments		(53,898)	(48,573)	-	-
Sale of Investments		298,207	20,426	6,477	-
Loans to Controlled Entities		-	-	(956)	(330)
Loans to Other Entities		(582,119)	(151,707)	-	-
Loans Repaid by Other Entities		177,318	113,946	-	96,613
Other		(106)	(3,673)	-	-
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(79,006)	(149,357)	5,719	98,853
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Issues of Shares, Options		-	19,779	-	19,778
Borrowings		498,535	93,612	1,537	-
Repayment of Borrowings		(387,315)	(127,672)	-	(101,811)
Dividends Paid		(39,498)	(53,747)	(25,549)	(41,178)
Other (incl. payment for buy-back of shares)		(15,400)	(9,718)	-	-
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		56,322	(77,746)	(24,012)	(123,211)
NET INCREASE (DECREASE) IN CASH HELD		(87,931)	(37,633)	(94)	(128)
Cash at Beginning of Year		265,661	303,294	98	226
CASH AT END OF YEAR	(6)	177,730	265,661	4	98

Refer Note 32 for details of the net cash flows relating to the discontinuing operations included in the Consolidated Statement of Cash Flows.

* With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period 11 February - 30 June 2003, $257.5 million was expended on copyright assets.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial statements have been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements are those of the economic entity, comprising Village Roadshow Limited (the chief entity) and all entities which the chief entity controlled from time to time during the year and at year's end.

The consolidated financial statements include the information contained in the financial statements of Village Roadshow Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, and unrealised profits arising from intra-economic entity transactions, have been eliminated in full.

(c) Capitalisation of Borrowing Costs

Costs attributable to borrowings used to finance capital works are included in the cost of those works while those works are being completed.

(d) Recoverable Amount of Non-current Assets

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. Recoverable amounts are determined on the basis of expected future net cash flows derived from their use and subsequent disposal. The expected cash flows have been discounted to present values in determining recoverable amounts.

(e) Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

(f) Property, Plant and Equipment

Cost and Valuation

All classes of property, plant and equipment including freehold land and buildings on freehold land are measured at cost.

Depreciation and Amortisation

Buildings and improvements are depreciated over forty years using the straight line method.

Plant, equipment and vehicles are depreciated between three and twenty years using the straight line or reducing balance method.

Leasehold improvements are amortised over the unexpired occupancy periods generally between five and eight years using the straight line method. Finance lease assets are amortised over the period the economic entity is expected to benefit from the use of those assets, generally between three and five years.

These depreciation rates remain unchanged from the prior period.

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the economic entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale and Exploitation of Film Productions

Refer to note 1 (t).

Sale of Other Goods

Control of the goods has passed to the buyer.

Rendering of Services

Control of a right to be compensated for the services has been attained. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Dividends

Control of a right to receive consideration for the investment in assets has been attained.

Royalties

Control of a right to receive consideration for the provision of the asset has been attained.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Foreign Currency

Conversion of transactions -

Transactions in foreign currencies of entities within the economic entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by entities within the economic entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Gains and losses arising from conversions of foreign currency transactions or balances, whether realised or unrealised, are brought to account in determining profit or loss for the period in which they occur.

Translation of overseas accounts -

Where overseas operations are deemed to be integrated foreign operations the accounts are translated using the temporal method, otherwise, accounts are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(i) Goodwill

Goodwill is amortised on a straight line basis over 20 years, this being the period in which the future benefits are expected to arise.

(j) Investments

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in the chief entity financial report. All other non-current investments are carried at the lower of cost and recoverable amount.

(k) Interests in Joint Ventures

Interests in unincorporated joint venture operations are accounted for by including the relevant share of output and expenses in operating results for the year and share of assets and liabilities under the appropriate classification categories in the balance sheet.

Interest in joint venture entities/partnerships where joint control exists are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

(l) Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset are transferred to entities within the economic entity, are classified as finance leases. All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments under operating leases are treated as expenses in the period in which they fall due for payment.

(m) Radio Licences

Austereo's Radio Licences are carried at original cost. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's weighted average cost of capital as at the most recent balance date. The independent valuation also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

Directors are of the view that the depreciable amount of the Group's radio licenses is negligible, based on residual values calculated at the end of an outlook period over which projections can be prepared with a degree of confidence. Furthermore, the Directors see no reason why this situation should not prevail beyond this outlook period. The depreciable amount is being amortised over a period of 20 years for the purpose of the financial statements.

(n) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Corporation rules, this tax has been provided for in the accounts.

Income from film production activities earned in offshore jurisdictions is evaluated on an annual basis. A determination is made as to the likelihood of repatriation of profits to Australia, and where it is virtually certain that no repatriation will occur in the foreseeable future the income is not tax effected for Australian purposes.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(o) Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis.

(p) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.
In respect of the economic entity's superannuation and retirement plans described in Note 25, any contributions made to the plans by the entities within the economic entity are charged against profits when due.

(q) Earnings per Share

Basic earnings per share is determined by dividing the net profit attributable to members and after preference dividends by the weighted average number of ordinary shares adjusted for any bonus element.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year, adjusted for any bonus element.

(r) Financial Instruments

Accounting policies with respect to financial instruments including derivatives are included at Note 33.

(s) Changes in Accounting Policies

Provision for Dividends

The consolidated entity has adopted the new Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has resulted in a change in the accounting for the provision for dividends. Previously, the consolidated entity recognised a provision for dividends based on the amounts that were proposed or declared after the reporting date. In accordance with the requirements of the new Standard, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $25.6m (refer note 18(a)). As no dividends are going to be declared for the year ended 30 June 2003 there will be no provision for dividends to adjust in the 30 June 2003 Statement of Financial Position.

(t) Film Production

(i) Producer & Overhead Fees Receivable

Prior to the acquisition of the additional 80.1% equity in Village Roadshow Films (BVI) Limited ("VRF") by the Village Roadshow Limited Group ("VRL group") effective 11 February 2003, all Producer & Overhead fees receivable by the VRL group (including Producer & Overhead fees receivable from VRF) were recognised as income.

From 11 February 2003 onwards, only Producer & Overhead fees receivable from parties other than VRF have been recognised as income, and Producer & Overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Statement of Financial Position.

(ii) Recognition of Film Production Revenue and Expenses

Revenue and Expenses - General

All revenue and expenses (except Film Production costs) are recognised in the Statement of Financial Performance as they are incurred. Revenue includes Producer & Overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film Production Costs

Film Production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of Film Production Costs

Film Production Costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of the films released as at each balance date. In the event an ultimate loss is projected for films released as at each balance date, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Revenue earned to date, total expected revenue and amortisation amounts utilised in the above calculations are based on the total portfolio of films released as at each balance date.

Impact of Films Released after Balance Date on Profitability of Portfolio of Films Released as at Balance Date

Films released after balance date but prior to lodgement of results are included in the review of overall portfolio profits. Films committed to at balance date but unreleased as at lodgement of results are reviewed, on a conservative basis, for potential future losses. Where a future loss can be reasonably predicted, this loss is taken into account in determining the overall portfolio film profits at balance date.

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS					
(a) RECONCILIATION OF OPERATING PROFIT					
Net Profit (loss) for the period attributable to members - continuing operations		(93,892)	37,115	29,271	20,538
Less: Specific items after tax - continuing operations	(2 (e))	(154,942)	(18,195)	-	-
Net Profit (loss) excluding Specific items attributable to members - continuing operations		61,050	55,310	29,271	20,538
(b) REVENUES FROM ORDINARY ACTIVITIES					
Revenues from operating activities					
Sales revenue		1,263,686	699,784	2,716	3,036
Revenues from non-operating activities					
Commissions/Fees		17,232	14,594	12,925	10,489
Dividends from -					
Controlled entities		-	-	21,404	17,863
Other entities		189	121	115	-
Interest from -					
Other entities		8,036	13,671	21	8
Associated entities (cinema interests)		7,432	9,578	-	-
Controlled entities		-	-	38,985	33,629
Proceeds on partial sale of controlled entity		-	11,753	-	-
Sale of other non-current assets *		286,640	10,766	10,108	3,278
Rental income		4,331	8,475	1	-
Other income		22,823	18,511	4,017	837
		346,683	87,469	87,576	66,104
Total revenues from ordinary activities		1,610,369	787,253	90,292	69,140

* Includes $266.0 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e).

	NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method - continuing operations					
Share of associates' net profits	(12 (a))	31,656	(6,781)	-	-
Share of joint venture entities'/ partnerships' net profits	(12 (b))	2,617	686	-	-
		34,273	(6,095)	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS (Cont'd)				
(c) EXPENSES				
Employee expenses -				
Employee benefits	10,953	9,711	1,401	1,365
Remuneration and other employee expenses	161,535	163,126	21,994	22,067
Total Employee expenses	172,488	172,837	23,395	23,432
Cost of goods sold	16,705	13,485	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	84,732	98,255	961	1,030
Operating lease rental - contingent rental payments	1,592	326	-	-
Other occupancy expenses	34,031	35,666	470	439
Total occupancy expenses	120,355	134,247	1,431	1,469
Film hire and other film expenses	566,088	101,490	-	-
Depreciation of -				
Buildings & improvements	4,327	1,841	-	-
Plant, equipment & vehicles	36,152	34,704	1,413	1,491
Amortisation of -				
Goodwill	2,694	1,733	-	-
Leasehold improvements	6,323	7,941	19	9
Finance lease assets	2,692	2,257	491	73
Goodwill on consolidation	941	2,311	-	-
Deferred expenditure	552	504	251	175
Other intangibles	459	494	-	-
Investment in completed films	101,279	7,189	-	-
Total depreciation and amortisation	155,419	58,974	2,174	1,748
Net book value of assets sold *	286,685	15,914	9,456	2,063
Net realised foreign currency (gains)/losses	201	(4,254)	(11)	-
Deferred expenditure and developments costs written off	23,911	5,040	-	480
Write-off of costs relating to Film Production finance restructuring (refer note 2(e))	49,356	-	-	-
Write-down of assets and loans (refer note 2(e))	75,861	3,975	-	-
Management and services fees paid	4,186	7,832	2,739	-
Advertising and promotions	15,769	20,923	2,040	-
Regulatory and licencing fees	16,803	17,012	147	-
Settlement and other discounts	16,358	17,760	-	-
Telecommunications	6,786	7,202	594	-
General and administration expenses				
Provision for doubtful debts	628	1,014	21	-
Bad debts written off - other	502	646	70	-
Other general and administration expenses	93,342	90,735	14,112	13,516
Total general and administration expenses	94,472	92,395	14,203	13,516
Total expenses excluding borrowing costs expense	1,621,443	664,832	56,168	42,708
Borrowing costs expense -				
Associate and other entities	20,692	24,939	4,610	5,844
Finance lease interest	738	382	133	28
Other borrowing expenses	25,103	126	110	22
Total Borrowing costs expense	46,533	25,447	4,853	5,894

Refer note 32 for details of revenues and expenses from discontinuing operations.

* Includes $265.2 million in 2003 relating to net loss on sale of assets disclosed as Specific Items - refer note 2(e).

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(2) REVENUES AND EXPENSES - CONTINUING OPERATIONS (Cont'd)				
(d) LOSSES AND GAINS				
Net Profit (loss) on sale of:				
Property, plant & equipment	1,457	322	(4)	3
Investments	(1,442)	6,284	-	(48)
Profit on redemption of convertible notes	526	2,823	526	2,823
(e) SPECIFIC ITEMS				
The following items are relevant in explaining the financial performance of the group.				
Partial sale of controlled entity:				
Proceeds	-	11,753	-	-
Cost of investment sold	-	(4,072)	-	-
Profit from partial sale of controlled entity	-	7,681	-	-
Loss on currency devaluation - associate	-	(19,154)	-	-
Write-down of assets and loans	(75,861)	(3,975)	-	-
Write-off of costs relating to Film Production finance restructuring	(49,356)	-	-	-
Net loss on sale of assets & provisions for legal costs & lease exit costs	(1,928)	-	-	-
Total profit (loss) from specific items before tax	(127,145)	(15,448)	-	-
Provision for non-current tax liabilities	(28,955)	-	-	-
Total profit (loss) from specific items after tax	(156,100)	(15,448)	-	-
Outside Equity Interest	1,158	(2,747)	-	-
Total attributable profit (loss) from specific items after tax	(154,942)	(18,195)	-	-

(3) EARNINGS PER SHARE

	CONSOLIDATED 2003	CONSOLIDATED 2002
(a) Earnings Per Share:		
Basic EPS	(11.06) cents	10.80 cents
Total EPS (Note i)	(5.35) cents	10.60 cents
(b) Earnings Per Share adjusted to eliminate discontinuing operations and specific items from the calculations:		
Basic EPS	25.96 cents	12.58 cents
Total EPS (Note i)	12.55 cents	11.47 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (basic) was 235,178,467 (2002 235,837,637). The weighted average number of total issued shares during the year used in determining total earnings per share (basic) was 486,374,946 (2002 482,294,067).

There are no potential ordinary shares that are dilutive.

(i) Total EPS represents Earnings Per Share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(4) INCOME TAX				
Prima facie income tax attributable to reported profit (loss) from ordinary activities - continuing operations	(7,000)	27,264	8,781	6,161
Which is adjusted for -				
Tax effect of permanent differences				
Non tax deductible expenses	1,731	1,623	177	61
Rebatable dividends	-	-	(6,421)	(5,359)
Non taxable income	(3,258)	(16,457)	-	-
Provision for non-current tax liabilities (refer note 2(e))	28,955	-	-	-
Current losses not booked	43,185	15,488	-	-
Prior year losses not previously brought to account	-	-	(2,537)	(863)
After-tax equity (profits) losses included in pre-tax profit	(9,497)	2,034	-	-
After-tax partnership (profits) losses included in pre-tax profit	(785)	(206)	-	-
Income tax expense - continuing operations	53,331	29,746	-	-
Income tax expense - discontinuing operations	(3,422)	225	-	-
Total income tax expense	49,909	29,971	-	-
The following future income tax benefits arising from tax losses of controlled entities have not been brought to account as realisation of those benefits is not virtually certain -				
Benefits for revenue losses	73,391	104,528	-	-
Benefits for capital losses	29,976	73,795	-	-

These benefits will only be obtained if:

(a) the entity derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the entity from realising the benefits of deductions for the losses.

Effective 1 July 2002, for the purposes of taxation, Austereo Group Limited and its 100% owned subsidiaries have formed a tax consolidated group. Members of the group have entered into a tax sharing agreement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Austereo Group Limited. Austereo Group Limited has not formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Village Roadshow Limited and its 100% owned Australian subsidiaries currently intend to form a tax consolidated group effective from 1 July 2003. Members of the group currently intend to enter into a tax sharing agreement for the reasons discussed above.

(5) DIVIDENDS PAID OR PROVIDED	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
(a) Dividends proposed and recognised as a liability :	$ '000	$ '000	$ '000	$ '000
A Class Preference shares -				
Nil (2002: 10.175 cents per share, franked to 9.205 cents)	-	25,640	-	25,640
(b) Dividends paid during the year:				
Ordinary shares -				
Nil (2002: 7.175 cents per share, franked to 2.817 cents)	-	16,939	-	16,939
A Class Preference shares -				
10.175 cents per share, franked to 9.205 cents (2002: 10.175 cents per share, franked to 3.995 cents)	25,640	24,440	25,640	24,440
	25,640	41,379	25,640	41,379
Franking credit balance as at the end of the financial year (at 30%)			2,190	7,888

(6) STATEMENT OF CASHFLOWS				
(a) RECONCILIATION OF CASH				
Cash balance comprises:				
Cash on hand and at bank	83,093	110,974	4	98
Deposits at call	94,637	154,687	-	-
	177,730	265,661	4	98

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(6) STATEMENT OF CASHFLOWS (cont.)				
(b) RECONCILIATION OF OPERATING PROFIT AFTER TAX TO NET OPERATING CASH FLOWS				
Net operating profit (continuing and discontinuing operations)	(11,466)	75,340	29,271	20,538
Adjust for:				
Depreciation (including $7k from discontinuing operations (2002 Nil))	40,486	36,545	1,413	1,491
Amortisation (including $3k from discontinuing operations (2002 Nil))	114,943	22,429	761	256
Provisions	87,723	11,528	538	-
Profit on disposal of assets	(76,605)	(2,909)	(652)	(1,214)
Non-operating expense (VRF write-down - refer Note 1 to Note 6(c)(i))	28,887	-	-	-
Exchange (profit)/loss	200	(4,214)	(11)	-
Net equity accounted profits	1,189	7,372	-	-
Profit on conversion of convertible notes	(526)	(2,823)	(526)	(2,823)
Changes in assets & liabilities:				
Trade receivables	(161,441)	66,344	(1,752)	3,839
Trade creditors	118,858	(4,030)	(9,772)	2,732
Tax payable	4,844	(2,252)	-	-
Unearned income	(2,639)	9,727	-	-
Other payables and provisions	10,445	(18,222)	-	(876)
Film library (refer Note 1)	(257,474)	-	-	-
Inventories	(69)	385	-	-
Capitalised borrowing costs	(69)	(1,144)	-	-
Non current tax liabilities	30,559	3,832	-	-
Prepayments and other assets	6,908	(8,438)	(1,071)	287
Net operating cash flows	(65,247)	189,470	18,199	24,230

Note 1. With effect from 11 February 2003, payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the period 11 February - 30 June 2003, $257.5 million was expended on copyright assets.

(c) ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES

(i) Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. The aggregate net assets acquired were:

	2003 $ '000	2002 $ '000
Cash assets	78	-
Security deposits	105,356	-
Film library	934,900	-
Setup costs	22,489	-
Payables	(484)	-
Non-current interest bearing liabilities	(807,464)	-
Fair value of net assets acquired	254,875	-
Cash consideration paid	254,875	-

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of VRF. This was not included in VRF's pre-acquisition balance sheet and has since been written off on consolidation.
Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

(ii) Effective 13 July 2001, the economic entity acquired the remaining 50% interests in Village Roadshow Greece SA and Cinemax SA, entities which were previously equity accounted. The additional 50% of aggregate net assets of these acquired entities upon acquisition were:

	2003 $ '000	2002 $ '000
Cash assets	-	2,912
Receivables	-	406
Inventories	-	30
Current tax assets	-	560
Other current assets	-	128
Property, plant & equipment	-	16,522
Payables	-	(5,118)
Interest bearing liabilities	-	(1,465)
Current tax liabilities	-	(129)
Provisions	-	(666)
Other non-current liabilities	-	(52)
Non current tax liabilities (PDIT)	-	(96)
Fair value of net assets acquired	-	13,032
Goodwill arising on acquisition	-	8,351
Cash consideration paid	-	21,383

(6) STATEMENT OF CASHFLOWS (cont.)

(iii) Effective 28 March 2002, 50% of the shares in Radio Newcastle Pty. Limited were sold, which resulted in that company ceasing to be a wholly-owned subsidiary, and becoming an associated company. Proceeds on sale of the 50% interest were $11.75 million (refer also note 2(e)).

(d) UNDRAWN CREDIT FACILITIES

The economic entity has undrawn credit facilities at balance date of $525.5 million (2002 $198.2 million) which includes $337.2 million relating to Village Roadshow Films (BVI) Limited.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(7) RECEIVABLES				
CURRENT:				
Trade and other debtors	295,326	158,088	1,958	205
Provision for doubtful debts	(17,658)	(14,868)	-	-
	277,668	143,220	1,958	205
Due from associated entities	20,151	5,201	-	-
Other advances	479	69,222	-	-
	298,298	217,643	1,958	205
NON-CURRENT:				
Unsecured advances - other	26,999	167,148	7	3,162
Provision for non recovery	(2,598)	(2,598)	-	-
	24,401	164,550	7	3,162
Secured advances - executive loans [1] (refer also Note 34(d))	27,638	35,200	-	-
Provision for non recovery [2]	(828)	-	-	-
	26,810	35,200	-	-
Owing by -				
Controlled entities - secured	-	-	1,228,653	1,229,167
Associated entities [3]	154,454	142,375	-	-
	205,665	342,125	1,228,660	1,232,329

[1] Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.
Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.
Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.
[2] Provision for non-recovery against secured advances - executive loans, relates to the non-declaration of dividends by Village Roadshow Limited, which impacts the recovery of accrued interest.
[3] Amounts owing by associated entities includes a loan to Village Cinemas SA, the group's associated company in Argentina, of A$25.0 million, based on 30 June 2003 exchange rates. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
(8) INVENTORIES	$ '000	$ '000	$ '000	$ '000
CURRENT:				
Merchandise held for resale - cost	2,835	2,773	-	-
(9) RADIO LICENCES				
At cost	465,558	465,632	-	-
Less amortisation	(900)	(600)	-	-
	464,658	465,032	-	-

As at 30 June 2003, Austereo Group Limited reflect the value of Radio Licenses at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.7 million. Both the $926.7 million and $464.7 million amounts referred to above represent 100% of the Radio Licences.

		NOTES	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(10)	FILM LIBRARY					
	CURRENT:					
	Film library		522,814	-	-	-
	Less amortisation		(50,042)	-	-	-
			472,772	-	-	-
	NON-CURRENT:					
	Film library		719,837	-	-	-
	Less amortisation		(79,708)	-	-	-
			640,129	-	-	-
(11)	OTHER ASSETS					
	CURRENT:					
	Film projects, production advances and other work in progress		33,161	41,690	-	-
	Less amortisation		(25,017)	(28,832)	-	-
			8,144	12,858	-	-
	Prepayments		9,485	14,772	251	183
	Distribution rights (net) and other assets		3,389	1,402	-	-
			21,018	29,032	251	183
	NON-CURRENT:					
	Security deposits		110,878	3,525	-	-
	Other assets		2,453	6,800	-	-
			113,331	10,325	-	-
(12)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
	NON CURRENT:					
	Investments in associates - unlisted shares		116,625	164,169	204	204
	Provision for diminution in value		(12,012)	(12,537)	-	-
		12 (a)	104,613	151,632	204	204
	Investments - joint venture entities/partnerships	12 (b)	11,879	180,701	-	-
			116,492	332,333	204	204

(a) Investments in associates

(i) Share of associates' profits/(losses) - continuing operations:

	2003 $ '000	2002 $ '000
Operating profits/(losses) before income tax	40,925	3,449
Income tax (expense)/benefit attributable to operating profits/(losses)	(7,590)	(8,429)
Operating profits/(losses) after income tax	33,335	(4,980)
Amortisation of goodwill on acquisition	(1,679)	(1,801)
Share of associates' profits/(losses) - continuing operations	31,656	(6,781)

(ii) Summarised contribution to profits/(losses) - continuing operations by entity:

Entity	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX 2003 $ '000	2002 $ '000
Ballarat Cinemas Pty. Limited	(202)	(218)
Dartina Developments Limited	2,672	1,483
Radio Newcastle Pty. Limited	991	140
Roadshow Distributors Pty. Limited	8,109	(135)
Roadshow Unit Trust	1,226	2,357
Sea World Property Trust	7,254	7,736
Tri-Village Developments BV	4,217	(52)
Village Cinemas SA	-	(20,801)
Warner Village Cinemas SPA	-	(3,261)
Warner Village Exhibition Limited	4,839	4,644
Val Morgan Holdings Pty. Limited	1,809	-
Warner Roadshow Film Distributors Greece SA	(18)	224
Warner Village (Design & Build) Limited	425	1,074
Other	334	28
	31,656	(6,781)

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000
(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)		
(a) Investments in associates (Cont.)		
(iii) Equity accounted share of associates:		
Accumulated profits/(losses):		
At beginning of year	(6,073)	947
At end of year	(3,458)	(6,073)
Other reserves:		
At beginning of year	(1,301)	22,799
At end of year	(7,378)	(1,301)
(iv) Carrying amount of investments in associates:		
Balance at beginning of year	151,632	178,700
Investments equity accounted for the first time	65	3,920
Net increase / (decrease) in cost of Investments	(24,985)	16,393
Investments no longer equity accounted	-	(4,375)
Investments sold	(47,088)	(15,086)
Tax on unit trust and partnership profits	2,380	3,551
Share of associates' profit (loss) - continuing	31,656	(6,781)
Share of associates' profit - discontinuing	4,946	11,262
Dividends from associates	(7,916)	(11,853)
Share of associates' increase (decrease) in reserves	(6,077)	(24,099)
Balance at end of year	104,613	151,632

Equity accounted carrying amount of investments in associates represented by:

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2003 $ '000	2002 $ '000
All Asia Radio Technologies Sdn Bhd	Music media	50.00%	193	230
Ballarat Cinemas Pty. Limited	Cinema owner	50.00%	4,209	4,411
Cinematografica Junin SA [1]	Cinema investor	55.00%	-	-
CGV Company Limited [2]	Cinema operator	-	-	44,129
Dartina Development Limited	Multiplex investor	50.00%	429	-
Five Hundred Chapel Street Pty. Limited	Nominee company	50.00%	158	158
Perth FM Facilities Pty. Limited [1]	Radio transmitter	66.70%	512	534
Radio Newcastle Pty. Limited	Radio broadcaster	50.00%	4,912	3,920
Roadshow Distributors Pty. Limited	Film distributors	50.00%	22,435	14,151
Roadshow Unit Trust	Film distributor to TV	50.00%	12,151	7,574
Sea World Property Trust	Theme park lessor	50.00%	33,288	60,054
Subiaco Cinemas Unit Trust	Cinema operator	24.90%	306	-
Sydney FM Facilities Pty. Limited	Radio transmitter	50.00%	494	485
Tri-Village Developments BV	Cinema developer	50.00%	9,822	5,973
Val Morgan Holdings Pty. Limited [3]	Cinema advertiser	33.33%	1,974	-
Village Cinemas SA [1]	Cinema operator	55.00%	-	-
Village Force Cinemas Limited	Cinema manager	50.00%	758	544
Warner Roadshow Film Distributors Greece SA	Film distribution	50.00%	616	633
Warner Village (Design & Build) Limited	Cinema design & building	50.00%	1,167	849
Warner Village (D&B) Limited	Cinema design & building	49.99%	262	284
Warner Village Cinemas SPA	Cinema owner/operator	45.00%	-	-
Warner Village Exhibition Limited	Cinema operator	49.99%	10,574	6,696
Other equity accounted entities in aggregate	N/A	N/A	353	1,007
			104,613	151,632

[1] Although the economic entity has ownership interests of more than 50% in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA) and Perth FM Facilities Pty. Limited, it does not control the voting rights. Consequently, it has been determined with reference to AASB 1016: Accounting for Investments in Associates, that the economic entity has significant influence over these entities as opposed to control. They have therefore been accounted for as associates.

[2] Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit.

[3] Effective 24 December 2002, the Village Roadshow Limited group acquired 33.33% of the Val Morgan Holdings Pty. Limited Group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Limited and MEG Holdings Limited. As part of the regulatory approvals for this acquisition, two of the three parties are required to divest their interests by no later than 24 June 2004.

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(a) Investments in associates (Cont.)

(v) Share of net assets of associates

The economic entity's share of net assets of associates in aggregate is:

	CONSOLIDATED	
	2003	2002
	$ '000	$ '000
Current assets	191,999	250,530
Non-current assets	514,854	925,790
Current liabilities	(173,240)	(226,578)
Non-current liabilities	(427,492)	(858,244)
Net assets	106,121	91,498

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vii) The annual balance date of associated entities is 30 June except for the following:

Golden Village (Taiwan) Co. Limited	31 December
Sea World Property Trust	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Film Distributors Greece SA	31 December
Warner Village Investments Limited	30 November
Warner Village Trustees Limited	30 November

(b) Interests in joint venture entities/partnerships

	CONSOLIDATED	
	2003	2002
(i) Share of joint venture entities'/partnerships' profits/(losses):	$ '000	$ '000
Operating profits/(losses) before income tax	3,739	980
Income tax expense/(benefit) attributable to operating profits/(losses)	(1,122)	(294)
Operating profits/(losses) after income tax	2,617	686
Amortisation of goodwill on acquisition	-	-
Share of joint venture entities'/partnerships' profits/(losses)	2,617	686

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(ii) Summarised contribution to profits/(losses) by entity:

	EQUITY SHARE OF PROFITS/(LOSSES) AFTER TAX	
	2003	2002
Entity	$ '000	$ '000
Albury Regent Cinemas Partnership	287	302
Sea World Aviation Partnership	241	61
Sea World Enterprises Partnership	(143)	782
Tasmanian Cinemas Partnership	(277)	(147)
Warner Village Exhibition Management Partnership	79	(2,347)
Warner Village Cinema Management Partnership	261	294
Warner Village Theme Parks Partnership (previously Movie World Enterprises Partnership)	2,169	1,741
	2,617	686

(iii) Equity accounted share of joint venture entities/partnerships:

	2003	2002
Accumulated profits/(losses):		
At beginning of year	20,291	22,742
At end of year	21,106	20,291
Other reserves:		
At beginning of year	-	-
At end of year	-	-

(iv) Carrying amount of investment in joint venture entities/ partnerships:

	2003	2002
Balance at beginning of year	180,701	187,323
Share of operating profit before tax	3,740	980
Income tax expense	(1,122)	(294)
Net distributions	(157,814)	(2,683)
Change in carrying value due to currency revaluation	(13,626)	(4,625)
Balance at end of year	11,879	180,701

Name	Business	% owned	CONSOLIDATED CARRYING VALUES 2003 $ '000	2002 $ '000
Albury Regent Cinemas	Cinema operator	50.00%	216	106
Sea World Aviation	Helicopter ride operator	50.00%	1,051	914
Sea World Enterprises [1]	Theme park operator	-	-	1,996
Tasmanian Cinemas	Cinema operator	50.00%	2,500	2,896
Warner Village Cinema Management	Manager of cinema business	50.00%	1,578	1,347
Warner Village Exhibition Management	Manager of cinema business	50.00%	3,293	3,477
Warner Village Investments Limited	Investor in cinema operator	49.99%	-	167,821
Warner Village Theme Parks (previously Movie World Enterprises) [1]	Theme park operator	50.00%	3,241	2,144
			11,879	180,701

[1] Effective 1 December 2002, the Movie World Enterprises Partnership was re-named as Warner Village Theme Parks Partnership, and the operations previously conducted by the Sea World Enterprises Partnership were transferred into the Warner Village Theme Parks Partnership.

(12) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Cont.)

(b) Interests in joint venture entities/partnerships (Cont.)

(v) Share of net assets of joint venture entities/partnership interests

The economic entity's share of net assets of partnership interests in aggregate is:

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000
Current assets	17,533	18,372
Non-current assets	43,734	449,770
Current liabilities	(14,705)	(13,133)
Non-current liabilities	(34,551)	(274,168)
Net assets	12,011	180,841

(vi) Events Subsequent to Reporting Date:

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vii) The annual balance date of joint venture entities/partnership interests is 30 June except for the following:

Sea World Aviation	30 November
Warner Village Cinema Management	30 November
Warner Village Exhibition Management	30 November
Warner Village Investments Limited	30 November
Warner Village Theme Parks (previously Movie World Enterprises)	30 November

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(13) OTHER FINANCIAL ASSETS				
NON CURRENT:				
Investments at cost comprise:				
Shares - Unlisted [1]	7,643	15,710	24	5,843
- Controlled Entities	-	-	718,132	718,132
	7,643	15,710	718,156	723,975

[1] As at 30 June 2002, the Company held a 19.9% investment in Village Roadshow Films (BVI) Limited ("VRF"), at cost of $5.8 million.

On 11 February 2003, the Company announced a comprehensive finance restructuring for the Film Production Division and the expansion of the co-production deal with Warner Bros. This involved the Village Roadshow Limited Group increasing its ownership of VRF from 19.9% to 100%, and the revolving debt facility was increased to US$900 million. Refer also note 6(c)(i) for details of the acquisition.

(a) Investments in controlled entities:

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
2 Day FM Australia Pty. Limited	AUST	100.00%	-	-
AEO Co Pty. Limited	AUST	59.72%	-	-
Allehondro Pty. Limited	AUST	100.00%	-	-
Animus No. 2 Pty. Limited	AUST	100.00%	-	-
Ants at Work AE	GREECE	100.00%	-	-
Aqua Del Rey International Pty. Limited	AUST	100.00%	1	1
Aras Park Pty. Limited	AUST	100.00%	-	-
Austereo Broadcast Data Pty. Limited	AUST	59.72%	-	-
Austereo Capital FM Pty. Limited	AUST	59.72%	-	-
Austereo Direct Marketing Pty. Limited	AUST	59.72%	-	-
Austereo Entertainment Pty. Limited	AUST	59.72%	-	-
Austereo ESP Finance Pty. Limited	AUST	59.72%	-	-
Austereo Group Limited (Listed)	AUST	59.72%	445,156	445,156
Austereo International Pty. Limited	AUST	59.72%	-	-
Austereo Investments Pty. Limited	AUST	59.72%	-	-
A-Live Worldwide Pty. Limited (previously Austereo Live Pty Ltd)	AUST	59.72%	-	-
Austereo Mall Advertising Pty. Limited	AUST	59.72%	-	-
Austereo Narrowcast Pty. Limited	AUST	59.72%	-	-
Austereo Pty. Limited	AUST	59.72%	-	-
Austereo Television Productions Pty. Limited	AUST	59.72%	-	-
B105 FM Pty. Limited	AUST	100.00%	-	-
Baltimore House Pty. Limited	AUST	100.00%	-	-
Blackstone Pty. Limited	AUST	100.00%	-	-
Blouseman Productions Inc.	USA	100.00%	-	-
Broadcast FM Pty. Limited	AUST	59.72%	-	-
Bruce Nixon Smith Trust	AUST	-	-	-
C0015744X Pty. Limited	AUST	100.00%	-	-
Cinema Investments Italia SPA	ITALY	100.00%	-	-
Cinemax SA	GREECE	100.00%	-	-
Colorado Bay Pty. Limited	AUST	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	AUST	59.72%	-	-
Daydream Finance Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Finance Pty. Limited	AUST	100.00%	-	-
Daydream Investments Holdings Pty. Limited	AUST	100.00%	-	-
Daydream Operations Holdings Pty. Limited	AUST	100.00%	-	-
DEG Holdings Pty. Limited	AUST	100.00%	70	70
DIIR Pty. Limited	AUST	100.00%	-	-
Emperion Pty. Limited	AUST	100.00%	-	-
Entertainment and Leisure Operations Inc.	BVI	100.00%	-	-
Entertainment of The Future Pty. Limited	AUST	100.00%	-	-
Entertainment Research Pty. Limited	AUST	59.72%	-	-
Euramo Pty. Limited	AUST	100.00%	-	-
Feature Productions Pty. Limited	AUST	100.00%	-	-
		c/fwd.	445,227	445,227

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	445,227	445,227
Film Services (Australia) Pty. Limited	AUST	100.00%	-	-
FM 104 Pty. Limited	AUST	100.00%	-	-
FM Broadcasting Pty. Limited	AUST	100.00%	-	-
FM Media (ACT) Pty. Limited	AUST	100.00%	-	-
FM Media Finance Pty. Limited	AUST	100.00%	-	-
FM Media Finance Trust	AUST	100.00%	-	-
FM Media Overseas Pty. Limited	AUST	100.00%	-	-
FM Operations Pty. Limited	AUST	100.00%	-	-
Fortress Films Pty. Limited	AUST	100.00%	-	-
Fortress Films II Pty. Limited	AUST	100.00%	-	-
Fortress Production Services Pty. Limited	AUST	100.00%	-	-
Fox FM Pty. Limited	AUST	100.00%	-	-
Grand Prix FM Pty. Limited	AUST	100.00%	-	-
Hale Equipment Leasing Limited	CYPRUS	100.00%	-	-
Hotel No.2 Trust	AUST	100.00%	-	-
Hotel No.3 Trust	AUST	100.00%	-	-
Intencity Operations Inc.	LABUAN	100.00%	-	-
Intencity Pty. Limited	AUST	100.00%	-	-
International Equipment Supplying Limited	HUNG	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	AUST	100.00%	-	-
Intertasman Entertainments Limited	NZ	100.00%	-	-
Jantar PLC SA	BVI	100.00%	-	-
Jaran Bay Pty. Limited	AUST	100.00%	-	-
Jimbolla Pty. Limited	AUST	100.00%	-	-
Kaiser Finance and Investments Limited	CAYMAN	100.00%	-	-
Larry Bruce Communications Pty. Limited	AUST	-	-	-
Leisure Industries Inc.	BVI	100.00%	6	6
Madison Hall Pty. Limited	AUST	100.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	AUST	59.72%	-	-
Medbourne Proprietary Limited	AUST	100.00%	-	-
Melbourne FM Radio Pty. Limited	AUST	100.00%	-	-
Meskan House Pty. Limited	AUST	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	AUST	100.00%	-	-
Multiplex Cinemas Magdeburg GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Munchen GMBH	GERM.	100.00%	-	-
Multiplex Cinemas Oberhausen GMBH	GERM.	100.00%	-	-
MX Promotions Pty. Limited	AUST	100.00%	-	-
MX Services Pty. Limited	AUST	100.00%	-	-
New Broadcasting Pty. Limited	AUST	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	-	-
NW Productions Inc.	USA	100.00%	-	-
Pacific Drive Productions Pty. Limited	AUST	100.00%	-	-
Paradise Beach Productions Pty. Limited	AUST	100.00%	-	-
Paradise Road Films Pty. Limited	AUST	100.00%	-	-
Perth FM Radio Pty. Limited	AUST	59.72%	-	-
Pietman Pty. Limited	AUST	100.00%	-	-
PLB Entertainment Inc. (previously Plan B Entertainment Inc.)	USA	100.00%	-	-
Radio & Research Pty. Limited	AUST	59.72%	-	-
Reidhaven Holdings Pty. Limited	AUST	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	AUST	100.00%	684	684
Sincled Investments Pty. Limited	AUST	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	-	-
Tarzan Films Pty. Limited	AUST	100.00%	-	-
Tarzan Productions Pty. Limited	AUST	100.00%	-	-
The Last Man Productions Pty Limited	AUST	-	-	-
The Triple-M Broadcasting Company Pty. Limited	AUST	100.00%	-	-
Today FM Brisbane Pty. Limited	AUST	59.72%	-	-
Today FM Sydney Pty. Limited	AUST	59.72%	-	-
Today Radio Network Pty. Limited	AUST	59.72%	-	-
		c/fwd.	445,917	445,917

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	445,917	445,917
Triple M Adelaide Pty. Limited	AUST	59.72%	-	-
Triple M Brisbane Pty. Limited	AUST	59.72%	-	-
Triple M Melbourne Pty. Limited	AUST	59.72%	-	-
Triple M Network Pty. Limited	AUST	59.72%	-	-
Triple M Sydney Pty. Limited	AUST	59.72%	-	-
Triple M Radio Holdings Pty. Limited	AUST	100.00%	-	-
VEESS Pty. Limited	AUST	100.00%	-	-
Village 88 FM SA (formerly Klik FM SA)	GREECE	59.72%	-	-
Village Cinemas Australia Pty. Limited	AUST	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	CZECH	100.00%	-	-
Village Cinemas GmbH	AUSTRIA	100.00%	-	-
Village Cinemas International Pty. Limited	AUST	100.00%	225,000	225,000
Village Cinemas (NZ) Pty. Limited	AUST	100.00%	-	-
Village Equipment Distribution Australia Pty. Limited	AUST	100.00%	-	-
Village Leisure Company Pty. Limited	AUST	100.00%	-	-
Village Nine Leisure Operations (M) SDN Bhd	MALAY.	-	-	-
Village Online Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow (D & B) Limited	UK	100.00%	-	-
Village Roadshow (Fiji) Limited	FIJI	100.00%	-	-
Village Roadshow (Hong Kong) Limited	HK	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	HUNG	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	SING.	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	AUST	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Cinemas UK Limited	UK	100.00%	-	-
Village Roadshow Coburg Pty. Limited	AUST	100.00%	-	-
Village Roadshow Custodians Pty. Limited	AUST	100.00%	-	-
Village Roadshow Developments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Distribution Netherlands BV	NETH.	100.00%	-	-
Village Roadshow Distribution Pty. Limited	AUST	100.00%	-	-
Village Roadshow Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow Equipment Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	GERM.	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	GERM.	100.00%	-	-
Village Roadshow Exhibition GmbH Kinobetriebe	GERM.	100.00%	-	-
Village Roadshow Exhibition Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	AUST	100.00%	-	-
Village Roadshow Exhibition UK Limited	UK	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Distributors Greece EPE	GREECE	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Services Pty. Limited	AUST	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow Films BVI Limited	BVI	100.00%	-	-
Village Roadshow Films (UK) Limited	UK	100.00%	-	-
Village Roadshow Finance Pty. Limited	AUST	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	AUST	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	AUST	100.00%	987	987
Village Roadshow Germany GmbH	GERM.	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow GmbH	AUSTRIA	100.00%	-	-
Village Roadshow Greece SA	GREECE	100.00%	-	-
Village Roadshow Grundstucksentwicklungs GmbH	GERM.	100.00%	-	-
Village Roadshow Holdings Britain Limited	UK	100.00%	-	-
Village Roadshow Holdings Pty. Limited	AUST	100.00%	-	-
		c/fwd.	717,465	717,465

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	717,465	717,465
Village Roadshow Holdings USA Inc.	USA	100.00%	-	-
Village Roadshow Hungary RT	HUNG	100.00%	-	-
Village Roadshow Intencity Pty. Limited	AUST	100.00%	-	-
Village Roadshow International BV	NETH.	100.00%	-	-
Village Roadshow Investments UK Limited	UK	100.00%	-	-
Village Roadshow Investments Pty. Limited	AUST	100.00%	-	-
Village Roadshow Italy Holdings SRL	ITALY	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	AUST	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	AUST	100.00%	-	-
Village Roadshow KP Productions Limited	NZ	100.00%	-	-
Village Roadshow Leisure Pty. Limited	AUST	100.00%	-	-
Village Roadshow Licensing & Finance Limited	UK	100.00%	-	-
Village Roadshow Lily Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Luxembourg SA	LUX.	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	AUST	100.00%	-	-
Village Roadshow Mauritius Limited	MAURITIUS	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	AUST	100.00%	-	-
Village Roadshow New Distribution USA Inc.	USA	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow NW Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Operations (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Operations Greece SA	GREECE	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	USA	100.00%	663	663
Village Roadshow Pictures Entertainment Inc.	USA	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	AUST	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	AUST	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Production Services Pty. Limited	AUST	99.00%	1	1
Village Roadshow Productions (BVI) Limited	BVI	100.00%	-	-
Village Roadshow Productions Hellas SA	GREECE	100.00%	-	-
Village Roadshow Productions Inc.	USA	100.00%	-	-
Village Roadshow Production Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Project Management Pty. Limited	AUST	100.00%	-	-
Village Roadshow Properties (Malaysia) Sdn Bhd	MALAY.	100.00%	-	-
Village Roadshow Properties Limited	GUERNSEY	100.00%	-	-
Village Roadshow Property Development Pty. Limited	AUST	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	AUST	100.00%	2	2
Village Roadshow Resorts Pty. Limited	AUST	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	AUST	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	AUST	99.00%	-	-
Village Roadshow Theatres Europe Limited	UK	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	GUERNSEY	100.00%	-	-
Village Roadshow Theatres Pty. Limited	AUST	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	AUST	100.00%	-	-
Village Roadshow Treasury Pty. Limited	AUST	100.00%	-	-
Village Roadshow UK Holdings Pty. Limited	AUST	100.00%	-	-
Village Roadshow Warehousing Services Pty. Limited	AUST	100.00%	-	-
Village Sea World Aviation Pty. Limited	AUST	100.00%	-	-
Village Sea World Investments Pty. Limited	AUST	100.00%	-	-
Village Sea World Operations Pty. Limited	AUST	100.00%	-	-
Village Theatres 3 Limited	UK	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	AUST	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	AUST	100.00%	-	-
Village Theatres Morwell Pty. Limited	AUST	75.00%	-	-
		c/fwd.	718,132	718,132

(13) OTHER FINANCIAL ASSETS (Cont.)

(a) Investments in controlled entities (cont.)

Name	Inc. In	% owned	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2003 $ '000	2002 $ '000
		b/fwd.	718,132	718,132
Village Theatres UK 3 Limited	UK	100.00%	-	-
Village Themepark Management Pty. Limited	AUST	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	AUST	100.00%	-	-
VR (Matrix) Films Pty. Limited	AUST	100.00%	-	-
VR Animation Pty. Limited	AUST	100.00%	-	-
VR (Asia) Pty. Limited	AUST	100.00%	-	-
VRB Pty. Limited	AUST	59.72%	-	-
VR DSAW Productions Limited	BVI	100.00%	-	-
VR DTE Distribution USA Inc	USA	100.00%	-	-
VR DTE Productions Limited	BVI	100.00%	-	-
VR International Pictures Pty. Limited	AUST	100.00%	-	-
VREW Distribution USA Inc	USA	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	-	-
VRFP Pty. Limited	AUST	100.00%	-	-
VRL Aluminium Pty. Limited	AUST	100.00%	-	-
VRP Film Entertainment Inc.	USA	100.00%	-	-
VRP International Distribution Pty. Limited	AUST	100.00%	-	-
VRPPL Pty. Limited (previously Village Roadshow Pictures Pty Ltd)	AUST	100.00%	-	-
VRP Production Services Pty. Limited	AUST	100.00%	-	-
VRP Treasury BVI Ltd (previously Village Roadshow Films II BVI Ltd)	BVI	100.00%	-	-
VRPTV Financing Inc.	USA	100.00%	-	-
VRS Holdings Pty. Limited	AUST	100.00%	-	-
VR Zoo Distribution USA Inc	USA	100.00%	-	-
VR Zoo Productions Limited	BVI	100.00%	-	-
Warner Bros. Studio Store Australia Pty. Limited	AUST	64.00%	-	-
Worldwide Films Pty. Limited	AUST	100.00%	-	-
			718,132	718,132

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	21,490	24,505	-	-
Buildings & improvements:				
At cost (completed)	51,896	48,616	-	-
Less depreciation	(12,729)	(11,682)	-	-
	39,167	36,934	-	-
Capital work in progress	6,017	43,706	2,757	1,817
Leasehold improvements:				
At cost	135,413	180,376	1,131	474
Less amortisation	(54,590)	(32,252)	(47)	(27)
	80,823	148,124	1,084	447
Equipment & vehicles (owned):				
At cost	274,992	333,129	10,552	13,912
Less depreciation	(154,815)	(149,774)	(6,786)	(7,606)
	120,177	183,355	3,766	6,306
Equipment & vehicles (leased):				
At cost	21,545	18,711	4,098	595
less amortisation	(8,461)	(6,544)	(488)	(243)
	13,084	12,167	3,610	352
	280,758	448,791	11,217	8,922

(a) Valuations

Effective 1 July 2000, the consolidated entity elected to use the original cost basis for measurement of each class of non-current assets.

As at 30 June 2003, the Directors valued interests in land and buildings, based mainly on previous market appraisals by qualified valuers, at $75.5 million (economic entity). These interests are recorded in the accounts (after aggregate depreciation) as follows:

	$'000
Freehold land at cost	21,490
Buildings and improvements at cost	39,167
	60,657

(14) PROPERTY, PLANT & EQUIPMENT (Cont.)

(b) Reconciliations

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Land:				
Carrying amount at beginning	24,505	20,583	-	-
Additions/transfers	395	184	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(35)	-	-	-
Acquisition of controlled entities	-	10,311	-	-
Disposals	(3,375)	(6,573)	-	-
Carrying amount at end	21,490	24,505	-	-
Buildings & improvements:				
Carrying amount at beginning	36,934	26,599	-	-
Additions/transfers	12,461	41	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(4,785)	-	-	-
Acquisition of controlled entities	-	21,329	-	-
Disposals	(1,116)	(9,194)	-	-
Depreciation expense	(4,327)	(1,841)	-	-
Carrying amount at end	39,167	36,934	-	-
Capital work in progress:				
Carrying amount at beginning	43,706	27,943	1,817	10,315
Additions/transfers	6,809	32,993	940	1,573
Net foreign currency movements arising from self-sustaining foreign operations	(2,371)	-	-	-
Disposals/Transfers	(42,127)	(17,230)	-	(10,071)
Carrying amount at end	6,017	43,706	2,757	1,817
Leasehold improvements:				
Carrying amount at beginning	148,124	147,093	447	327
Additions/Transfers	11,153	13,913	656	129
Additions due to increase in investment in joint venture operations	9,751	-	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(10,334)	-	-	-
Asset writedowns	(25,031)	-	-	-
Disposals	(46,517)	(4,941)	-	-
Amortisation expense	(6,323)	(7,941)	(19)	(9)
Carrying amount at end	80,823	148,124	1,084	447
Equipment & vehicles (owned):				
Carrying amount at beginning	183,355	156,868	6,306	2,350
Additions/Transfers	60,873	54,774	2,781	5,502
Additions due to increase in investment in joint venture operations	9,128	-	-	-
Net foreign currency movements arising from self-sustaining foreign operations	(4,924)	-	-	-
Acquisition of controlled entities	-	6,516	-	-
Asset writedowns	(11,704)	-	-	-
Disposals	(80,399)	(98)	(3,908)	(55)
Depreciation expense	(36,152)	(34,705)	(1,413)	(1,491)
Carrying amount at end	120,177	183,355	3,766	6,306
Equipment & vehicles (leased):				
Carrying amount at beginning	12,167	13,607	352	294
Additions	6,671	817	3,891	205
Net foreign currency movements arising from self-sustaining foreign operations	(1,455)	-	-	-
Disposals	(1,607)	-	(142)	(74)
Amortisation expense	(2,692)	(2,257)	(491)	(73)
Carrying amount at end	13,084	12,167	3,610	352

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(15) INTANGIBLES				
Goodwill purchased	77,174	44,940	-	-
Less amortisation	(9,714)	(8,822)	-	-
	67,460	36,118	-	-
Goodwill on consolidation	18,748	20,800	-	-
Less amortisation	(10,911)	(9,380)	-	-
	7,837	11,420	-	-
Other intangibles	2,474	5,710	-	-
Less amortisation	(470)	(2,691)	-	-
	2,004	3,019	-	-
	77,301	50,557	-	-
(16) PAYABLES				
CURRENT:				
Trade and sundry creditors	300,370	181,027	2,521	12,295
Owing to -				
Associated entities	5,703	10,434	-	-
Other	1,909	185,768	-	-
	307,982	377,229	2,521	12,295
NON-CURRENT:				
Owing to -				
Associated entities	27,127	33,230	-	-
Other	35,353	44,194	-	-
	62,480	77,424	-	-
(17) INTEREST BEARING LIABILITIES				
CURRENT:				
Secured borrowings	479,863	15,298	-	-
Unsecured borrowings	31,423	-	-	-
Finance lease liabilities	3,500	2,582	1,297	232
	514,786	17,880	1,297	232
NON-CURRENT:				
Secured borrowings	716,451	258,702	-	-
Finance lease liabilities	11,143	9,235	3,812	161
	727,594	267,937	3,812	161
Convertible notes	25,598	25,643	25,598	25,643

Terms and conditions relating to the above financial instruments:
The chief entity has a $100,000,000 (2002: $120,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the chief entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over assets in the Warner Bros. Movie World Joint Venture, the investment in the Sea World Property Trust and the Austereo Group Limited economic entity. The security for these borrowings is limited to the assets and undertakings of each particular operation. The lease liability is secured by a charge over the leased assets.

Refer note 23(a)(xi) for details of the security relating to the Film Production financing facility.

Refer note 33 (a)(ii) for additional information concerning finance lease terms and conditions.

(17) INTEREST BEARING LIABILITIES (Cont.)

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which have been disclosed partly as liabilities and partly as equity. These Perpetual Redeemable Income Debt Exchangable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class Preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class Preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class Preference shares will be issuable at $3.60 per share.

At the commencement of the year, 589,950 PRIDES remained issued by the Company. During the year ended 30 June 2003, 9,000 PRIDES were redeemed for cash. 580,950 PRIDES remained issued at the end of the year. The Company realised a profit of $0.5 million on the cash redemptions (2002: $2.8 million).

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(18) PROVISIONS				
CURRENT:				
Employee benefits	14,505	13,622	4,793	4,256
Dividends	-	25,715	-	25,640
Other	8,901	5,585	28	27
	23,406	44,922	4,821	29,923
NON-CURRENT:				
Employee benefits	5,021	4,404	-	-
Other	10,414	4,784	-	-
	15,435	9,188	-	-
Employee benefit liabilities				
Provision for employee benefits				
Current	14,505	13,622	4,793	4,256
Non-current	5,021	4,404	-	-
Aggregate employee benefit liability	19,526	18,026	4,793	4,256

(a) Reconciliations[1]

	CONSOLIDATED 2003	VILLAGE ROADSHOW LIMITED 2003
Dividends:		
Carrying amount at the beginning of the financial year	25,715	25,640
Adjustment arising from change in accounting policy (note 1(s))	(25,640)	(25,640)
Amounts utilised during the year	(75)	-
Carrying amount at the end of the financial year	-	-
Other provisions:		
Carrying amount at the beginning of the financial year	10,369	27
Additional provision	12,300	1
Amounts utilised during the year	(3,354)	-
Carrying amount at the end of the financial year	19,315	28

[1] Comparatives not required

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(19) OTHER LIABILITIES				
CURRENT:				
Unearned revenue	3,599	6,239	-	-
Other liabilities	2,831	3,900	-	-
	6,430	10,139	-	-
NON-CURRENT:				
Unearned revenue	1,082	73,130	-	-
Other liabilities	6,535	2,306	1,019	1,194
	7,617	75,436	1,019	1,194
(20) CONTRIBUTED EQUITY				
Issued & fully paid up capital:				
Ordinary shares	121,931	124,147	121,931	124,147
A Class Preference shares	208,765	213,332	208,765	213,332
Other - ex-share premium account	594,525	594,525	594,525	594,525
	925,221	932,004	925,221	932,004
Convertible notes	14,866	14,866	14,866	14,866

Dividend rates on A Class Preference shares:
If a dividend is recommended by directors, non-redeemable non-cumulative A Class Preference shares are entitled to a minimum of 10.175 cents per share or 3 cents above the Ordinary dividend, whichever is higher. Preference share dividends have priority over Ordinary dividends.

During the 2003 and 2002 years, movements in fully paid shares on issue were as follows:

	CONSIDERATION 2003 $ '000	CONSIDERATION 2002 $ '000	NO. OF SHARES 2003 '000	NO. OF SHARES 2002 '000
(a) Ordinary shares -				
Beginning of the financial year	124,147	125,290	235,703	236,088
Share buyback -				
November 2002 at $2.63 to $4.12	(2,170)	-	(783)	-
September 2002 at $2.63	(46)	-	(17)	-
January 2002 at $2.63 to $4.12	-	(430)	-	(143)
September 2001 at $2.63 to $4.13	-	(713)	-	(242)
End of the financial year	121,931	124,147	234,903	235,703
(b) A Class Preference shares -				
Beginning of the financial year	213,332	203,251	251,990	240,206
Executive Share Plan -				
March 2002 issued at $1.58	-	4,374	-	2,768
September 2001 issued at $1.52	-	260	-	171
Dividend re-investment -				
November 2001 issued at $1.26	-	15,145	-	12,019
Share buyback -				
June 2003 at $1.58 to $3.22	(1,828)	-	(825)	-
November 2002 at $1.85 to $3.19	(215)	-	(97)	-
September 2002 at $1.52 to $3.23	(2,524)	-	(853)	-
September 2001 at $1.85 to $3.37	-	(4,739)	-	(1,519)
January 2002 at $1.85 to $3.22	-	(4,959)	-	(1,655)
End of the financial year	208,765	213,332	250,215	251,990

(20) CONTRIBUTED EQUITY (Cont.)

Share buyback:

During the year, the company bought back and cancelled 1,775,490 A Class Preference Shares at prices ranging from $1.52 to $3.23, and 800,020 Ordinary shares at prices ranging from $2.63 to $4.12, being original issue prices. These buybacks were in relation to the Executive Share Plan and Employee Share Option Plan.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over Ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director.
2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

As at 30 June 2003, the details of outstanding options over Ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(21) RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of self-sustaining foreign operations and on equity accounting of associates.				
Balance at beginning of year	(14,917)	45,315	1,510	3,822
Amount relating to translation of accounts & net investments	(66,340)	(58,678)	2,334	(2,312)
Transfer to Retained profits	(860)	(249)	-	-
Post acquisition share of associates	(6,077)	(1,305)	-	-
Balance at end of year	(88,194)	(14,917)	3,844	1,510

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(21) RESERVES AND RETAINED PROFITS (Cont.)				
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from the equity accounting of associates.				
Balance at beginning of year	3	(16)	-	-
Post acquisition share of associates	58	19	-	-
Balance at end of year	61	3	-	-
Total reserves	(88,133)	(14,914)	3,844	1,510
Retained profits:				
Balance at the beginning of year	126,952	100,878	946,665	951,565
Net profit (loss) attributable to members of Village Roadshow Limited	(26,016)	51,101	29,271	20,538
Other revenue, expense and initial adjustments recognised directly in equity	3,557	-	-	-
Transfer from Foreign Currency Translation Reserve	860	249	-	-
Total available for appropriation	105,353	152,228	975,936	972,103
Dividends provided or paid	-	25,276	(92)	25,438
Balance at end of year	105,353	126,952	976,028	946,665

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(22) OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities:				
Issued & paid up capital	103,219	125,947	-	-
Reserves	146	58	-	-
Profit & loss appropriation	17,321	16,696	-	-
	120,686	142,701	-	-

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(23) CONTINGENT LIABILITIES AND ASSETS				
(a) Contingent liabilities				
Estimated maximum amounts relating to:				
(i) Termination benefits under personal services agreements for 208 (consolidated) group executives and consultants (2002: 212 (consolidated) group executives and consultants)	41,651	55,446	7,730	8,579
(ii) Bank guarantees for financial obligations				
(a) Guarantees for unsecured credit facilities of controlled entities	-	271	307	307
(b) Guarantees for financial undertaking of controlled entity	150	-	-	-
(iii) Corporate guarantees for financial obligations				
(a) Guarantees for secured credit facilities of associated entities	52,179	153,223	51,679	63,218
(b) Guarantees for unsecured credit facilities of associated entities	3,144	4,275	3,144	4,275
(c) Guarantees for operating equipment of associated entity	-	250	-	250
(iv) Bank guarantees for operating lease commitments				
(a) Guarantees for controlled entities	18,430	24,533	17,791	23,972
(b) Guarantees for associated entities	25	68	-	43
(c) Guarantees for joint ventures	272	441	-	-
(v) Several corporate guarantees for operating lease commitments				
(a) Guarantees for controlled entities	-	-	323,657	336,835
(b) Guarantees for associated entities	113,810	102,085	3,898	5,285
(c) Guarantees for joint ventures *	-	-	15,475	382,525
(vi) Joint and several corporate guarantees for operating lease commitments for joint ventures *	-	-	-	780,034
(vii) Joint and several obligations for operating lease commitments of joint venture partners *	127,303	1,054,094	-	-
(viii) Other corporate guarantee commitments				
(a) Guarantees for performance of landlord's obligations to local authorities	-	-	-	-
(b) Guarantees in respect of partnership commitments	1,458	4,125	4,125	4,125
	358,422	1,398,811	427,806	1,609,448

* refer Note 23(b)(i) for corresponding amount reflecting the related contingent assets. Both the contingent liabilities and related contingent assets have decreased significantly due to the classification of these contingent amounts as "remote" in accordance with Accounting Standard AASB 1044: Provisions, Contingent Liabilities & Contingent Assets, which was first effective from 1 July 2002.

(ix) Claims - Village Roadshow Pictures (USA) Inc.:

A formal judgement was entered into against Village Roadshow Pictures (USA) Inc ("VRP USA"), a non-core US subsidiary of Village Roadshow Limited ("VRL"), for approximately USD 32 million (A$48 million) in January 2003. VRP USA has filed an appeal against this judgement. VRL believes the judgement, even if the appeal is unsuccessful, will not materially affect VRL's financial position.

In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. New legal proceedings have also been commenced by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings.

(23) CONTINGENT LIABILITIES AND ASSETS (Cont.)

(a) Contingent liabilities (cont.)

(x) Claims - General:

A number of other claims have been lodged against the economic entity in relation to various matters, of which the economic entity's share is approximately $1.5 million. Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

(xi) Other contingencies - Film Production:

The revolving US$900 million film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The Village Roadshow Limited ("VRL") and Village Roadshow Limited group ("VRL group") exposure is limited to US$100 million equity contributed to VRF BVI as support for the film financing facility (by way of subordinated loan) and US$70 million security deposit provided to VRF BVI.

In addition, VRL (and the VRL group) are liable to pay a portion of any unfunded Print & Advertising ("P&A") costs not recovered by the VRL group out of exploitation proceeds, together with a potential clawback of recovered P & A costs and any distribution fees paid to the VRL group to a maximum amount of US$35 million, as well as any cash film exploitation profits received by the VRL group.

Based on the films released to 30 June 2003 and the continuation of business by Village Roadshow Pictures, being the group of companies comprising the production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

(xii) Other contingencies - Income Tax:

The Australian Taxation Office ("ATO") has completed a prolonged income tax audit of the economic entity which covered a five year period to June 30, 1998. The ATO has advised that the audit was limited to specific issues and recently concluded that an adjustment was warranted to increase the 1994 taxable income of the economic entity or, alternatively, the economic entity's 1993 taxable income. ATO alternative assessments of $85.1 million (1994) and $110.1 million (1993) have been received and objections have been lodged contesting the ATO adjustments. The economic entity is confident that it will be able to have these assessments overturned. The disputed alternative amounts, inclusive of General Interest Charge to June 30, 2003 on the amounts assessed, are $90.2 million (1994) and $116.6 million (1993). The taxation treatment proposed by the ATO could also have broader application. The economic entity anticipates further ATO audits may occur. The economic entity is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the economic entity believes that it is making adequate provision for its taxation liabilities in its Financial Statements and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the economic entity's provisions, there could be a significant impact on the economic entity. Finally, it is noted that in the event that Australian tax audit adjustments reduce tax losses which the economic entity has used and those adjustments impact subsidiaries of Austereo Group Limited, then the chief entity has provided an indemnity in favour of Austereo Group Limited.

(b) Contingent assets

In the event that any entity in the economic entity is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the economic entity has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
(i) Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners*	127,303	1,054,094	-	-

* refer Note 23(a)(vii) for corresponding amount reflecting the related contingent liabilities. Both the contingent assets and corresponding contingent liabilities have reduced significantly due to the classification of these contingent amounts as "remote" in accordance with Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which was first effective from 1 July 2002.

(ii) As a result of the sale of the 50% owned UK Exhibition circuit in May 2003, the Village Roadshow Limited group ("VRL group") may be entitled to further proceeds in the future, based on a formula relating to admissions of the sold circuit. The maximum amount receivable by the VRL group over time is GBP 9.9 million, however due to the uncertainty of future admissions, it is not possible to estimate what amount (if any) is likely to be received. Therefore, this amount is not considered to be a contingent asset.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(24) EXPENDITURE COMMITMENTS				
(a) Finance leases -				
Payable within 1 year	3,837	2,880	1,297	237
Payable between 1 and 5 years	11,226	9,389	3,812	49
Payable after 5 years	-	145	-	145
	15,063	12,414	5,109	431
Less future finance charges	(420)	(597)	-	(38)
Total finance lease liabilities	14,643	11,817	5,109	393
(b) (i) Operating leases - Minimum lease payments				
Payable within 1 year	87,797	108,679	457	492
Payable between 1 and 5 years	313,892	412,785	1,713	1,969
Payable after 5 years	628,607	1,093,905	-	369
	1,030,296	1,615,369	2,170	2,830
(b) (ii) Operating leases - Percentage based lease payments				
Payable within 1 year	2,688	1,803	-	-
Payable after 1 year	32,944	24,957	-	-
	35,632	26,760	-	-
Total operating lease commitments	1,065,928	1,642,129	2,170	2,830

Accounting standard AASB 1008: Leases applies to the estimated contingent rental commitments of the chief entity and the economic entity. This standard requires the reporting of liabilities under certain operating leases to pay Percentage Rent. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. A Revenue Share does not have a fixed Base Rent, the entire rental liability being determined by an express percentage of the total Gross Receipts.

Refer also to note 32 for details of operating lease commitments relating to discontinuing operations.

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
(c) Other expenditure commitments -				
Estimated capital expenditure contracted for at balance date but not provided for				
Payable not later than one year				
- joint ventures	10,844	24,049	-	-
- associates	23,303	29,320	-	-
- other	1,883	13,249	-	-
	36,030	66,618	-	-
Payable later than one year but not later than five years				
- joint ventures	16,487	26,818	-	-
- associates	-	5,946	-	-
- other	16,950	-	-	-
	33,437	32,764	-	-

(25) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(26) REMUNERATION OF DIRECTORS

The names of Directors of the Chief Entity who have held office during the year and at balance date are:

R.G. Kirby, J.R. Kirby, G.W. Burke, P.E. Foo, P.M. Harvie, W.J Conn, D.B. Reardon & P.D. Jonson

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities of which they are Directors or any related party:	16,703	18,034		
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of Village Roadshow Limited, directly or indirectly, from the entity or any related party:			7,508	8,412

The number of Directors who derived the above aggregate income were within the following bands -	2003	2002
$ 50,000 - $ 59,999	-	1
$ 80,000 - $ 89,999	1	-
$ 90,000 - $ 99,999	1	2
$ 170,000 - $ 179,999	1	-
$ 180,000 - $ 189,999	-	1
$ 610,000 - $ 619,999	1	-
$1,110,000 - $1,119,999	-	1
$1,310,000 - $1,319,999	-	1
$1,380,000 - $1,389,999	1	-
$1,490,000 - $1,499,999	-	1
$1,670,000 - $1,679,999	1	-
$1,700,000 - $1,709,999	1	-
$1,770,000 - $1,779,999	1	-
$2,000,000 - $2,009,999	-	1
$2,060,000 - $2,069,999	-	1

(27) REMUNERATION OF EXECUTIVE OFFICERS

	CONSOLIDATED 2003	CONSOLIDATED 2002	VILLAGE ROADSHOW LIMITED 2003	VILLAGE ROADSHOW LIMITED 2002
Remuneration received, or due and receivable, by executive officers of the economic entity whose remuneration is $100,000 or more, from entities in the economic entity or a related party, in connection with the management of the affairs of the entities in the economic entity whether as an executive officer or otherwise.	25,147	24,322		
Remuneration received, or due and receivable, by executive officers of the Company whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any related party, whether as an executive officer or otherwise.			15,850	14,507

(27) REMUNERATION OF EXECUTIVE OFFICERS (Cont'd.)

The number of executives who derived the above aggregate income in excess of $100,000 were within the following bands -

	CONSOLIDATED 2003	CONSOLIDATED 2002	VILLAGE ROADSHOW LIMITED 2003	VILLAGE ROADSHOW LIMITED 2002
$ 100,000 - $ 109,999	1	-	-	-
$ 110,000 - $ 119,999	2	1	1	-
$ 120,000 - $ 129,999	-	1	-	-
$ 130,000 - $ 139,999	2	4	-	-
$ 140,000 - $ 149,999	2	-	1	-
$ 150,000 - $ 159,999	1	-	-	-
$ 160,000 - $ 169,999	1	3	-	2
$ 170,000 - $ 179,999	1	1	-	-
$ 180,000 - $ 189,999	4	1	3	-
$ 190,000 - $ 199,999	2	1	-	1
$ 200,000 - $ 209,999	-	1	-	1
$ 210,000 - $ 219,999	3	2	3	-
$ 220,000 - $ 229,999	1	2	-	2
$ 230,000 - $ 239,999	-	1	-	-
$ 240,000 - $ 249,999	-	2	-	-
$ 250,000 - $ 259,999	3	1	-	1
$ 260,000 - $ 269,999	1	1	-	-
$ 270,000 - $ 279,999	1	2	-	1
$ 280,000 - $ 289,999	1	2	-	-
$ 290,000 - $ 299,999	1	-	-	-
$ 320,000 - $ 329,999	2	-	-	-
$ 330,000 - $ 339,999	-	2	-	1
$ 340,000 - $ 349,999	-	2	-	1
$ 360,000 - $ 369,999	-	2	-	2
$ 370,000 - $ 379,999	1	-	-	-
$ 390,000 - $ 399,999	1	1	-	-
$ 420,000 - $ 429,999	2	-	2	-
$ 430,000 - $ 439,999	-	2	-	2
$ 460,000 - $ 469,999	1	-	1	-
$ 470,000 - $ 479,999	1	-	1	-
$ 490,000 - $ 499,999	-	-	-	1
$ 510,000 - $ 519,999	-	1	-	1
$ 520,000 - $ 529,999	1	1	1	-
$ 540,000 - $ 549,999	-	1	-	-
$ 580,000 - $ 589,999	1	-	1	-
$ 600,000 - $ 609,999	-	1	-	-
$ 610,000 - $ 619,999	1	-	1	-
$ 690,000 - $ 699,999	2	-	-	-
$ 700,000 - $ 709,999	-	1	-	-
$ 710,000 - $ 719,999	1	-	1	-
$ 720,000 - $ 729,999	1	-	1	
$ 730,000 - $ 739,999	1	-	-	-
$ 750,000 - $ 759,999	-	1	-	-
$ 790,000 - $ 799,999	1	-	-	
$1,020,000 - $1,029,999	-	1	-	1
$1,110,000 - $1,119,999	-	1	-	-
$1,120,000 - $1,129,999	1	-	-	-
$1,170,000 - $1,179,999	1	-	1	-
$1,310,000 - $1,319,999	-	1	-	1
$1,380,000 - $1,389,999	1	-	1	-
$1,410,000 - $1,419,999	-	1	-	-
$1,490,000 - $1,499,999	-	1	-	1
$1,630,000 - $1,639,999	-	1	-	1
$1,670,000 - $1,679,999	1	-	1	-
$1,700,000 - $1,709,999	1	-	1	-
$1,730,000 - $1,739,999	1	-	1	
$1,770,000 - $1,779,999	1	-	1	-
$2,000,000 - $2,009,999	-	1	-	1
$2,060,000 - $2,069,999	-	1	-	1

(28) REMUNERATION OF AUDITORS

	CONSOLIDATED 2003 $ '000	CONSOLIDATED 2002 $ '000	VILLAGE ROADSHOW LIMITED 2003 $ '000	VILLAGE ROADSHOW LIMITED 2002 $ '000
Aggregate remuneration received or due and receivable by the auditors, directly or indirectly from the chief entity or any related entity, in connection with -				
Chief entity auditor -				
Auditing accounts	995	878	140	140
Other services [1]	1,129	906	-	-
Other auditors -				
Auditing accounts	255	128	-	-
Other services [1]	400	77	-	-
	2,779	1,989	140	140
[1] Dissection of Other Services:				
Tax	990	151	-	-
Corporate Finance	286	490	-	-
Advisory	170	235	-	-
Other	83	107	-	-
	1,529	983	-	-

Other services for 2003 increased mainly due to tax services, including UK group entities of $0.4 million and GST reviews in Australia of $0.2 million.

(29) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

On 28 July 2003, Village Roadshow Limited announced that it will propose a scheme of arrangement to buyback the A Class Preference shares on issue in exchange for $1.25 each, with 25 cents per share cash being paid to Preference Shareholders and the balance of $1.00 per share being applied in the issue to Preference Shareholders of a Convertible Note with a face value of $1.00. Ordinary shares will not participate in the proposed scheme. Meetings at which both Ordinary and Preference Shareholders may vote for the proposal are expected to proceed in early November 2003.

(30) INTERESTS IN JOINT VENTURE OPERATIONS

Interests in joint venture operations:
Names and principal activities of joint venture operations, the percentage interest held by entities in the economic entity and the contributions of those joint venture operations to results after tax -

Name	Business	% owned	Contributions to Operating Profit after Tax 2003	2002
			$ '000	$ '000
Adelaide Nova / Palace	Cinema operator	25.00%	82	128
Austereo / Simon Richards	Direct marketing	29.86%	(3,418)	365
Australian Theatres (previously Australian Multiplex Cinemas)	Multiplex cinema operators	50.00%	12,285	8,822
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	33	41
Canberra FM Radio	Radio broadcasting	29.86%	1,139	922
Carlton Nova / Palace	Cinema operator	25.00%	439	516
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	1,354	962
Cathay Golden Village Distribution	Film distributor	-	-	1
Damodar Village Force Cinemas	Cinema operator	33.33%	466	377
Damodar & VAGH Village Force Cinemas	Cinema operator	33.33%	37	38
Data Sell Teleservices	Teleservices	23.89%	-	-
Eye Village	Mall advertising	50.00%	558	(423)
Geelong Cinema	Cinema operator	50.00%	(69)	(375)
Jam Factory Cinema	Cinema operator	50.00%	20	411
Jam Factory Shopping Centre	Shopping centre	50.00%	(124)	(329)
Luna/Palace Cinema	Cinema operator	25.00%	196	180
MCM Entertainment	Music media	29.86%	(16)	(16)
Morwell Multiplex Cinemas	Cinema operator	75.00%	168	297
Movieline	Cinema ticket seller	33.33%	(516)	(994)
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	811	1,040
Parramatta Cinemas	Cinema operator	50.00%	(103)	(2,012)
Queen Street, New Zealand	Cinema operator	33.33%	1,057	982
Rialto Cinemas	Cinema operator	25.00%	277	145
Village Force Entertainment	Cinema operator	50.00%	4,932	3,319
Village / GUO / BCC Cinemas	Cinema operator	50.00%	2,565	2,186
Village / GUO / Victorian Multiplex Cinemas	Cinema operator	50.00%	273	(98)
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	502	527
Village Anderson Cinemas	Cinema operator	50.00%	586	706
Village Palace Cinemas	Cinema operator	50.00%	313	134
Village Warrnambool Cinemas	Cinema operators	50.00%	180	207
Movie World Holdings	Theme park, Queensland	33.33%	4,358	3,587
Warner Village Cinema Operating Assets [1]	Property owner/lessor	50.00%	(1,005)	(1,241)
Warner Village Cinema Properties [1]	Property owner/lessor	50.00%	(11,223)	(1,706)
Warner Village Exhibition Operating Assets [1]	Property owner/lessor	49.99%	1,407	526
Warner Village Exhibition Properties [1]	Property owner/lessor	49.99%	(3,269)	(3,975)
			14,295	15,250

[1] Effective 12 May 2003, the assets and operations of the above joint ventures were sold as part of the group's disposal of the Warner Village circuit in the United Kingdom.

	CONSOLIDATED 2003	2002
Aggregate share of assets in joint ventures -	$ '000	$ '000
Current assets:		
Cash	6,266	8,645
Receivables	30,426	11,805
Inventories	843	759
Other	316	4,690
Non-current assets:		
Property, plant & equipment	254,933	260,025
Radio license	8,961	8,961
Receivables	98,338	178,544
Other	24,295	25,307
	424,378	498,736

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(31) SEGMENT REPORTING

(a) REPORTING BY BUSINESS SEGMENTS[1] - CONTINUING OPERATIONS

(Notes: refer next page)

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000	2003 $ '000	2002 $ '000
AMOUNTS INCLUDING SPECIFIC ITEMS[2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	-	-	314,792	55,113	1,610,369	787,253
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	-	-	9,334	2,222	-	-	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	55,113	1,644,642	781,158
Segment result	(59,907)	6,050	14,133	15,941	71,679	79,768	1,958	18,579	9,334	2,222	(60,531)	(31,681)	(23,334)	90,879
Income tax revenue (expense)													(53,331)	(29,746)
Net profit													(76,665)	61,133
Profit attributed to outside equity interest													17,227	24,018
Net profit attributable to members													(93,892)	37,115
Depreciation and amortisation expense	45,132	42,437	3,816	3,328	8,510	8,604	94,597	568	-	-	3,364	4,037	155,419	58,974
Non-cash expenses other than depreciation	78,466	1,122	917	726	1,298	666	(395)	(1,252)	-	-	9	2,537	80,295	3,799
Segment assets	551,341	771,944	81,134	106,079	544,170	561,009	1,389,272	27,263	34,587	54,351	288,404	584,933	2,888,908	2,105,579
Discontinuing assets													15,743	85,778
Total assets													2,904,651	2,191,357
Segment liabilities	133,209	132,440	(3)	414	49,139	52,503	191,609	121,495	-	-	1,441,166	666,093	1,815,120	972,945
Discontinuing liabilities													11,538	16,803
Total liabilities													1,826,658	989,748
Investments in associates included in segment assets	65,884	196,750	37,783	65,235	6,252	6,398	-	-	6,418	19,667	155	154	116,492	288,204
Acquisition of property, plant & equipment and intangible assets	79,837	88,033	15,792	7,581	3,783	10,665	2,150	1,483	-	-	11,498	9,604	113,060	117,366

	Exhibition 2003	Exhibition 2002	Theme Parks 2003	Theme Parks 2002	Radio 2003	Radio 2002	Production 2003	Production 2002	Distribution 2003	Distribution 2002	Unallocated 2003	Unallocated 2002	Total 2003	Total 2002
AMOUNTS EXCLUDING SPECIFIC ITEMS[2]														
Revenue from external customers	412,922	407,279	15,228	13,762	229,018	253,622	638,409	57,477	-	-	314,792	43,360	1,610,369	775,500
Share of associates net profit (loss)	14,329	(18,776)	9,595	10,319	1,015	140	-	-	9,334	2,222	-	-	34,273	(6,095)
Total segment revenue	427,251	388,503	24,823	24,081	230,033	253,762	638,409	57,477	9,334	2,222	314,792	43,360	1,644,642	769,405
Segment result	15,796	29,179	14,133	15,941	74,554	79,768	50,525	18,579	9,334	2,222	(60,531)	(39,362)	103,811	106,327
Income tax revenue (expense)													(24,376)	(29,746)
Net profit excluding significant items													79,435	76,581
Profit attributed to outside equity interest													18,385	21,271
Net profit excluding significant items attributable to members													61,050	55,310

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
NOTES TO THE FINANCIAL STATEMENTS

(31) SEGMENT REPORTING
(b) REPORTING BY GEOGRAPHIC SEGMENTS[1] - CONTINUING OPERATIONS

	Australia		USA		British Virgin Islands		New Zealand		Asia		South America		Europe		Unallocated		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
AMOUNTS INCLUDING SPECIFIC ITEMS[2]																		
Revenue from external customers	523,592	460,057	2,995	3,260	564,558	54,325	25,637	22,406	2,548	(8,211)	-	-	198,407	208,269	292,632	47,147	1,610,369	787,253
Share of associates net profit (loss)	21,598	12,479	-	-	-	-	214	217	2,663	1,484	-	(20,997)	9,798	328	-	394	34,273	(6,095)
Total segment revenue	545,190	472,536	2,995	3,260	564,558	54,325	25,851	22,623	5,211	(6,727)	-	(20,997)	208,205	208,597	292,632	47,541	1,644,642	781,158
Segment assets	951,466	905,797	4,115	5,849	1,276,889	15,987	26,063	26,912	29,882	30,182	25,002	26,227	328,151	536,283	247,340	558,342	2,888,908	2,105,579
Discontinuing assets																	15,743	85,778
Total assets																	2,904,651	2,191,357
Acquisition of property, plant & equipment and intangible assets	77,173	45,116	-	21	571	1,437	3,355	674	24	23	-	-	31,937	70,095	-	-	113,060	117,366

	Australia		USA		British Virgin Islands		New Zealand		Asia		South America		Europe		Unallocated		Total	
AMOUNTS EXCLUDING SPECIFIC ITEMS[2]																		
Revenue from external customers	523,592	460,057	2,995	3,260	564,558	54,325	25,637	22,406	2,548	(8,211)	-	-	198,407	208,269	292,632	35,394	1,610,369	775,500
Share of associates net profit (loss)	21,598	12,479	-	-	-	-	214	217	2,663	1,484	-	(20,997)	9,798	328	-	394	34,273	(6,095)
Total segment revenue	545,190	472,536	2,995	3,260	564,558	54,325	25,851	22,623	5,211	(6,727)	-	(20,997)	208,205	208,597	292,632	35,788	1,644,642	769,405

Notes (for business and geographic segment reporting):

[1] For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.
The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of:
- Segment Revenue: interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets.
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

[2] All of the above figures relate to Continuing Operations only, other than as separately disclosed for assets & liabilities.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(32) DISCONTINUING OPERATIONS

During the year ended 30 June 2003, the economic entity progressed its restructuring program by selling its cinema operations in Korea, and by discontinuing the A-Live Worldwide division of Austereo Group Ltd. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding periods, in accordance with AASB 1042: Discontinuing Operations. Residual activity for the operations which were discontinued in prior periods is also disclosed below and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany and Austria were classified as discontinuing operations in previous financial years. The results of the discontinuing cinema operations are included in the Exhibition business segment and the European and Asian geographical segments, and the results of the discontinuing old production operations are included in the Production business segment and the Australian and USA geographical segments, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment and the Australian Geographic segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Thailand 2003 $ '000	India 2003 $ '000	Germany 2003 $ '000	Austria 2003 $ '000	France 2003 $ '000	Korea 2003 $ '000	Malaysia 2003 $ '000	Total Exhibition 2003 $ '000	Radio 2003 $ '000	Production 2003 $ '000	Total Group 2003 $ '000
(i) Financial Performance Information											
Sales revenue	-	-	-	11,541	-	-	-	11,541	11,776	-	23,317
Other revenue	-	(294)	1,774	50	-	133,938	5,557	141,025	-	-	141,025
Share of net profits (losses) of associates	-	-	-	-	-	4,946	-	4,946	-	-	4,946
Interest expense	-	-	-	-	-	-	-	-	224	-	224
Other expenses	-	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit /(loss) from discontinuing operations before tax	-	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
(ii) Cashflow Information											
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:											
Net operating cashflows	-	-	(6,292)	(2,553)	(589)	(5,708)	-	(15,142)	(11,716)	-	(26,858)
Net investing cashflows	11,766	2,706	3,061	-	-	129,571	5,311	152,415	-	-	152,415
Net financing cashflows	(141)	-	-	-	-	-	-	(141)	-	-	(141)
Total net cashflows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	-	125,416
(iii) Financial Position/Other Information											
Assets - carrying amount at balance date	-	-	14,259	1,479	-	-	-	15,738	5	-	15,743
Liabilities at balance date	-	-	8,364	3,174	-	-	-	11,538	-	-	11,538
Net assets at balance date	-	-	5,895	(1,695)	-	-	-	4,200	5	-	4,205
Net assets disposed of or written down	-	-	-	-	-	47,729	-	47,729	-	-	47,729
Selling price of net assets disposed	-	-	-	-	-	131,794	-	131,794	-	-	131,794
Profit/(Loss) on disposal/write down of net assets	-	-	-	-	-	84,065	-	84,065	-	-	84,065
Tax expense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-
(iv) Expenditure commitments:											
Operating leases - minimum lease payments											
Payable within 1 year											3,877
Payable between 1 and 5 years											15,508
Payable after 5 years											55,994
											75,379

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(32) DISCONTINUING OPERATIONS (Cont'd)

	Thailand 2002 $ '000	India 2002 $ '000	Germany 2002 $ '000	Austria 2002 $ '000	Switzerland 2002 $ '000	France 2002 $ '000	Korea 2002 $' '000	Malaysia 2002 $ '000	Total Exhibition 2002 $ '000	Radio 2002 $ '000	Production 2002 $ '000	Total Group 2002 $ '000
(i) Financial Performance Information												
Sales revenue	-	-	-	11,383	-	-	-	-	11,383	-	-	11,383
Other revenue	21,625	3,000	1,709	114	107	538	6,831	-	33,924	750	1,885	36,559
Share of net profits (losses) of associates	(83)	276	-	-	-	-	11,070	-	11,263	-	-	11,263
Interest expense	-	-	-	1	-	-	-	-	1	-	21	22
Other expenses	24,715	2,925	2,299	14,133	(58)	572	115	(350)	44,351	-	400	44,751
Operating profit/(loss) from discontinuing operations before tax	(3,173)	351	(590)	(2,637)	165	(34)	17,786	350	12,218	750	1,464	14,432
(ii) Cashflow Information												
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:												
Net operating cashflows	(150)	-	(1,897)	(2,883)	-	-	(5,440)	-	(10,370)	750	(598)	(10,218)
Net investing cashflows	7,650	-	(4,179)	-	-	-	(1,797)	650	2,324	-	-	2,324
Net financing cashflows	588	-	-	-	-	-	-	-	588	-	-	588
Total net cashflows	8,088	-	(6,076)	(2,883)	-	-	(7,237)	650	(7,458)	750	(598)	(7,306)
(iii) Financial Position/Other Information												
Assets - carrying amount at balance date	11,766	3,000	20,104	1,800	-	-	44,129	4,979	85,778	-	-	85,778
Liabilities at balance date	-	100	8,819	3,871	-	-	-	-	12,790	-	4,013	16,803
Net assets at balance date	11,766	2,900	11,285	(2,071)	-	-	44,129	4,979	72,988	-	(4,013)	68,975
Net assets disposed of or written down	23,438	2,773	-	-	-	-	-	6,031	32,242	-	(1,464)	30,778
Selling price of net assets disposed	19,416	3,000	-	-	-	-	-	6,381	28,797	-	-	28,797
Profit/(Loss) on disposal/write down of net assets	(4,022)	227	-	-	-	-	-	350	(3,445)	-	1,464	(1,981)
Tax expense (credit) relating to disposal/write down of net assets	-	-	-	-	-	-	-	-	-	-	-	-

(iv) Expenditure commitments:

Operating leases - minimum lease payments	
Payable within 1 year	3,964
Payable between 1 and 5 years	15,856
Payable after 5 years	61,215
	81,035

(33) FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The economic entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable. Credit sales are normally settled on 30 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured advances
Secured and unsecured advances are shown at cost. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the economic entity and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the statement of financial performance on an accrual basis.

Secured and unsecured borrowings:
Borrowings are carried at the principal amount. Interest is recognised in the statement of financial performance on an accrual basis. Bank loans are repayable either monthly, quarterly or bi-annually with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps in the unrecognised financial instruments section below.
Details of security over bank loans is set out in Note 17.

Provision for dividends:
Dividends payable represents provision for a final dividend of Nil cents (2002: Nil cents) per Ordinary share and Nil cents (2002: 10.175 cents franked to 9.205 cents) per A Class Preference share for the financial year ended 30 June 2003.

Convertible Notes
Refer Note 17 for details in relation to convertible notes issued by the chief entity.

(33) FINANCIAL INSTRUMENTS (cont.)

(a) Terms, conditions and accounting policies (cont.)
(ii) Financial liabilities

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 1008. As at balance date, the economic entity had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 7% p.a.

(iii) Equity

Ordinary shares:
From 1 July 1998, Ordinary share capital has been recognised at the issue value of the shares. Prior to that date, Ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over Ordinary shares at balance date are set out in Note 20.

Preference shares:
From 1 July 1998, Preference share capital has been recognised at the issue value of the shares. Prior to that date, Preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued are set out in Note 20.

Unrecognised Financial Instruments

Interest rate swaps:

The economic entity enters into interest rate swap or hedge agreements that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates. The swaps are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Interest rate swaps are not recognised in the financial statements.

At balance date, various entities within the economic entity had entered into interest rate swaps on debts totalling $1,181 million. These swaps covered approximately 93% of total borrowings of the economic entity drawdown at balance date. The majority of the swaps mature in the medium to long term.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTES TO THE FINANCIAL STATEMENTS

(33) FINANCIAL INSTRUMENTS (cont.)

(b) Interest rate risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 $ '000	2002	2003 %	2002
(i) Financial assets														
Cash	177,730	265,661	-	-	-	-	-	-	-	-	177,730	265,661	4.75%	5.15%
Receivables - trade debtors	-	-	-	-	-	-	-	-	277,668	143,220	277,668	143,220	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	175,084	216,798	175,084	216,798	N/A	N/A
Secured advances	26,810	35,200	-	-	-	-	-	-	-	-	26,810	35,200	4.23%	5.00%
Unsecured advances	-	-	-	-	-	-	-	-	24,401	164,550	24,401	164,550	N/A	N/A
Total financial assets	204,540	300,861	-	-	-	-	-	-	477,153	524,568	681,693	825,429		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	300,370	181,027	300,370	181,027	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	70,092	273,626	70,092	273,626	N/A	N/A
Secured and unsecured borrowings (refer Note 1)	46,533	116,575	100,000	57,425	69,063	100,000	1,012,141	-	-	-	1,227,737	274,000	6.00%	6.14%
Convertible notes	-	-	-	-	25,598	25,643	-	-	-	-	25,598	25,643	6.50%	6.43%
Provision for dividends	-	-	-	-	-	-	-	-	-	25,715	-	25,715	N/A	N/A
Finance lease liabilities	-	-	3,500	2,582	11,143	9,235	-	-	-	-	14,643	11,817	6.83%	7.03%
Interest rate swaps	-	-	-	-	-	-	-	-	-	-	*	*	N/A	N/A
Total financial liabilities	46,533	116,575	103,500	60,007	105,804	134,878	1,012,141	-	370,462	480,368	1,638,440	791,828		

N/A - not applicable for non-interest bearing financial instruments.
* not applicable since these financial instruments are not recognised in the financial statements
Note 1. The economic entity's debt subject to a fixed interest rate maturing in more than 5 years is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(33) FINANCIAL INSTRUMENTS (cont.)

(c) Net fair values

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, are as follows.

	Total carrying amount as per balance sheet		Aggregate net fair value	
	2003	2002	2003	2002
Financial assets:	$'000	$'000	$'000	$'000
Cash	177,730	265,661	177,730	265,661
Receivables - trade debtors	277,668	143,220	277,668	143,220
Receivables - associated entities and other advances	175,084	216,798	140,258	162,518
Secured advances	26,810	35,200	21,477	26,387
Unsecured advances	24,401	164,550	24,401	164,550
Total financial assets	681,693	825,429	641,534	762,336
Financial liabilities:				
Trade and sundry creditors	300,370	181,027	300,370	181,027
Accounts payable - associated and other entities	70,092	273,626	70,092	273,626
Secured and unsecured borrowings	1,227,737	274,000	1,131,014	252,470
Convertible notes	25,598	25,643	24,874	21,338
Dividends payable	-	25,715	-	25,715
Finance lease liabilities	14,643	11,817	13,700	10,016
Interest rate swaps (refer Note 1)	*	*	49,771	2,099
Total financial liabilities	1,638,440	791,828	1,589,821	766,291

* not applicable since these financial instruments are not recognised in the financial statements.

Note 1. A major swap represented $48.0 million of the unrecognised interest rate swap liability as at 30 June 2003. Based on the most recent valuation performed as at 31 August 2003, however, the liability has decreased to $7.3 million in accordance with an increase in market interest rates.

Receivables from associated entities and other advances, and secured advances, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash, cash equivalents and short-term deposits:
The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:
The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:
The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Dividends payable:
The carrying amount approximates fair value.

Borrowings - current:
The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:
The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Unrecognised financial instruments

Interest rate swaps:
The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(33) FINANCIAL INSTRUMENTS (cont.)

(d) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is as follows:

Interest rate swap contracts - limited to the net fair value of the swap agreements at balance date, being a liability of $49.8 million (2002 $2.1 million). Refer also note 1 to Note 33(c) above, which refers to the significant reduction in this net fair value liability subsequent to balance date.

Concentrations of credit risk:

The Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The majority of customers within the Production segment are concentrated in Japan, United Kingdom, Germany and France. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 31 - Segment reporting.

Concentrations of credit risk on trade accounts receivable arise in the following industries:

	Maximum credit risk exposure for each concentration	
	Percentage of total trade debtors 2003	Consolidated total balance 2003
Industry segment:	(%)	$'000
Exhibition	24	67,127
Theme parks	1	2,459
Radio	16	45,286
Production	52	143,607
Distribution	2	4,465
Other	5	14,724
	100	277,668

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

(34) RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) **Immediate Parent Entity**

Immediate parent entity is Village Roadshow Corporation Limited which is incorporated in Australia. The ultimate parent entity is Kirby's Investments Pty. Limited which is incorporated in Australia.

Village Roadshow Corporation Limited received a partially franked dividend of $703 (2002: $703) on A Class Preference shares from the company. In addition, First Gatoom Pty Limited, as Trustee of the Kirby Capital Growth Trust, received a partially franked dividend of $30,525 (2002: $30,525) on A Class Preference shares from the company.

(34) RELATED PARTY TRANSACTIONS (Cont.)

(b) **Controlled entities:**

The company and Austereo Group Limited entered into an intercompany agreement in 2001 for the provision of corporate services that will maintain the relationship between Village Roadshow and Austereo in a manner that is consistent in all material respects with past practices. The results of the economic entity for the period include an amount of $250,000 (2002: $250,000) received by the company in respect of this agreement.

(c) **Associated entities:**

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year: (material amounts have been separately identified)

	CONSOLIDATED	
	2003	2002
	$ '000	$ '000
Dividend and trust distribution revenue:		
Roadshow Unit Trust	2,106	3,466
Sea World Property Trust	5,826	8,372
	7,932	11,838
Interest revenue		
Warner Village Investments Limited	7,417	9,536
Other	15	694
	7,432	10,230
Management & service fee revenue:		
CGV Company Limited (included in discontinuing operations - Korea)	2,103	6,831
Other	7,933	9,096
	10,036	15,927
Commissions & fee revenue	29	75
Royalty revenue	-	-
Radio advertising charges	6,772	5,828
Borrowing costs paid	911	950

(d) **Transactions with Directors and Director-related entities:**

The names and remuneration of Directors is disclosed in Note 26.

Directors' relevant interests in shares and options of the company and related bodies corporate as at the reporting date were as follows :

	Village Roadshow Corporation Ltd.		Village Roadshow Limited			Austereo Group Limited	
	Ordinary	Preference	Ordinary	Preference	Ordinary Options	Ordinary	Preference
Robert G. Kirby	6,878,706	41,972	111,920,817	407,073	-	251,562,594	-
John R. Kirby	6,878,706	41,972	111,819,817	306,906	-	251,562,594	-
Graham W. Burke	6,878,956	41,972	111,822,217	1,397,306	6,000,000	251,562,594	-
Peter M. Harvie	-	-	257,400	242,900	-	1,030,001	-
William J. Conn	-	-	191,563	1,153,019	-	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-	-

With the exception of 5,001 Ordinary shares in Austereo Group Limited, all shares owned by P.M. Harvie are held under the company's and Austereo Group Limited's Executive Share Plan and the company's Executive and Employee Option Plan. Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 20.

At the end of the financial year loans to P.M. Harvie relating to the Executive Share Plan, Executive and Employee Option Scheme and the Austereo Group Limited Share Plan amounted to $3,380,596 (2002: $3,477,466) and dividends of $96,004 (2002: $114,652) were received in payment of interest due and for capital repayment.

(34) RELATED PARTY TRANSACTIONS (Cont.)

(d) **Transactions with Directors and Director-related entities (Cont.):**
Messrs R.G. Kirby, J.R. Kirby and G.W. Burke each had an economic interest of 8.33% in Penfolds Buscombe Limited as at 30 June 2003. Penfolds Buscombe Limited acquired the assets of Buscombe Limited in the year ended 30 June 2002. A total of $1,138,565 was paid to Penfolds Buscombe Limited (2002: $1,688,716 paid to Penfolds Buscombe Limited and Buscombe Limited) for printing and stationery services provided to the Economic Entity. As detailed in the Corporate Governance Statement, all purchases of major consumables are obtained by a periodic competitive tendering process.

Various companies associated with Mr. R.G. Kirby compensate the Village Roadshow Limited group in return for services provided. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

A trust distribution and fees of $734,592 (2002: $2,047,705) were paid by Roadshow Unit Trust, a controlled entity of Roadshow Distributors Pty. Limited, to Mr G W Burke, a Director of the Trustee, in his capacity as a unitholder. Mr. G.W. Burke had held this unitholding in the Roadshow Unit Trust since prior to the listing of the Village Roadshow Limited group. In December 2002, the other unitholders of the Roadshow Unit Trust agreed to purchase the 17.5% of units in the Roadshow Unit Trust, as well as the New Zealand Management Fee Rights, from Mr G W Burke based on an independent valuation. This resulted in the Village Roadshow Limited group purchasing 51.43% of Mr G W Burke's unitholding in the Roadshow Unit Trust, and 50% of Mr G W Burke's interest in the New Zealand Management Fee Rights, for a total cash payment of $5,114,286.

No shares in the chief entity were issued during the year under the Executive Share Plan to Directors of Controlled entities of the Chief entity (2002 1,864,124 A Class Preference shares at a market value of $2,937,469 funded by loans totalling $2,949,223).

As at the end of the financial year, total loans to executives who were directors of controlled entities of the company at the time of the granting of the loans, in relation to the Executive Share Plan, the Executive and Employee Option Plan and the Austereo Group Limited Executive Share Plans were $18,696,053 (2002: $19,345,878).

Under the terms of the Executive and Employee Option Plan loan facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan loan facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plans and Loan Facility, the first 6 cents of every dividend per share per annum is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Reimbursement of rental and vehicle expenses of $44,200 (2002: $41,850) was made to Vinden Lodge Pty. Limited, a company in which P.E. Foo has a significant interest.

(e) **Material Contracts with Other Executives**

B. Berman, the Chairman and Chief Executive Officer of the Group's film production activities, is entitled while he works for the Group to a bonus equal to 2.5% (2002: 2.5%) of the Group's adjusted film production profits, capped at a maximum of US$750,000 per annum, as part of the remuneration for his employment. If Village Roadshow Pictures is floated or sold during the employment of Mr. Berman, he will be entitled to 2.5% of the equity (at no cost) or sales proceeds, respectively.

(35) EMPLOYEES

The number of full-time equivalents employed as at 30 June 2003 is 1,288 (2002: 1,636).

(36) BORROWING COSTS

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2003	2002	2003	2002
	$ '000	$ '000	$ '000	$ '000
The amounts of borrowing costs paid or payable which have been recognised during the financial year as part of the carrying amounts of assets are as follows:				
Other	96	1,033	-	-

The interest rate used to determine capitalised borrowing costs was 5.0% (2002: 5.6%).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Signed) G.W. Burke
) Director

Melbourne, 15 September 2003

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Village Roadshow Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Village Roadshow Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the financial report of Village Roadshow Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

P.I. Buzzard
Partner
Melbourne
Date 15.9.03

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix E

Notice of General Meeting

Appendix to Scheme Booklet

Village Roadshow Limited
ACN 010 672 054
(Incorporated in Queensland)

Registered Office: Pacific Motorway Oxenford, Queensland 4210

Notice of General Meeting

Notice is given that a general meeting of members of Village Roadshow Limited (**Company**) will be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time on Monday, 3 November 2003.

1. Defined terms

In this notice of meeting:

(a) **Scheme Booklet** means the Scheme Booklet issued by the Company and dated 26 September 2003; and

(b) terms have the same meaning as in the Scheme Booklet.

2. Special resolutions

The purpose of the meeting is to consider and, if thought fit, pass the following resolutions, each of which will be proposed as a special resolution:

2.1 'That the Buy-Back and terms of any Buy-Back Agreements entered into under the Buy-Back are approved in accordance with section 257D(1) of the Act'.

2.2 'That conditional on all Preference Shares being bought back under the Buy-Back and effective on and from the earliest date that all Preference Shares bought back under the Buy-Back are cancelled in accordance with section 257H(3) of the Act, the Constitution is modified by:

(a) deleting the words 'more than 6 months' where they appear in Article 2.4(a)(i)(B);

(b) in Article 2.4(a)(i)(E), adding the words 'whole of the' before the word 'Company's' and the words 'property, business and' before the word 'undertaking'; and

(c) adding the following new Articles 2.3(a)(i)(F) and (G) after Article 2.3(a)(i)(E):

'(F) during the winding up of the Company; and

(G) on a resolution to approve the terms of a buy-back agreement'.'

3. Voting exclusion

No Ordinary Shareholder who is a Preference Shareholder or an Associate of a Preference Shareholder may vote on the resolution set out in **paragraph 2.1** above.

VRL will disregard any votes cast on the resolution set out in **paragraph 2.1** above by a Preference Shareholder or an Associate of a Preference Shareholder.

4. Directors' recommendations and voting

The Directors unanimously recommend that Ordinary Shareholders vote in favour of the both resolutions.

The reasons the Directors have made the above recommendations include those set out in **sections 5.5** to **5.8** inclusive of the Scheme Booklet.

Each Director who is entitled to vote on the resolution intends to vote in favour of the resolution.

5. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

6. Voting in person or by attorney

Ordinary Shareholders or their attorneys wishing to vote in person should attend the meeting.

Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted.

Unless previously noted by the Registrar, Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

7. Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on 1 November 2003 by:

(d) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(e) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(f) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Shareholders may appoint either 1 or 2 persons as their proxies to attend and vote on their behalf. However, if more than one proxy is appointed:

(a) neither appointment will be effective unless each proxy is appointed to represent a specified proportion of the Shareholder's voting rights; and

(b) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors.

The Chairman of the meeting intends to vote all undirected proxies in favour of the resolutions to be voted on at the meeting.

8. Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(c) obtain an appointment of corporate representative form from the Registrar;

(d) complete and sign the form in accordance with the instructions on it; and

(e) bring the completed and signed form with them to the relevant meeting.

9. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Scheme Booklet.

Dated 26 September 2003

By Order of the Board
Philip S. Leggo
Secretary

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix F

Notice of Scheme Meeting

Appendix to Scheme Booklet

Village Roadshow Limited

ACN 010 672 054
(Incorporated in Queensland)

Registered Office: Pacific Motorway Oxenford, Queensland 4210

Notice of Scheme Meeting

Notice is given that, by an order of the Supreme Court of Victoria made on 26 September 2003 under section 411(1) of the Act, the Court has directed that a meeting of Preference Shareholders be held promptly following the conclusion of the General Meeting.

The General Meeting will be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane at 2pm Brisbane time on Monday, 3 November 2003 and is expected to run for approximately 30 minutes.

The Scheme Meeting will also be held in the Presidential Room, Second Floor, Carlton Crest Hotel, King George Square, Brisbane.

All persons in attendance at the General Meeting will be asked to leave the room before persons entitled to attend and vote at the Scheme Meeting are admitted to the room.

The Court has directed that Mr Robert George Kirby or, failing him, Mr Graham William Burke act as Chairman of the meeting (unless the members at the meeting elect some other person to act as Chairman of the meeting) and has directed the Chairman to report the result of the meeting to the Court.

1. Defined terms

In this notice of meeting:

(a) **Scheme Booklet** means the Scheme Booklet issued by the Company and dated 26 September 2003; and

(b) terms have the same meaning as in the Scheme Booklet.

2. Resolution

The purpose of the meeting is to consider and, if thought fit, pass the following resolution:

'That, conditional on the resolutions to be put to the General Meeting having been passed at the General Meeting, the Scheme is approved (with or without modification as approved by the Court).'

3. Attendance and voting

Only Preference Shareholders are entitled to attend and vote at the Scheme Meeting.

4. Directors' recommendations and voting

The Directors unanimously recommend that Preference Shareholders vote in favour of the resolution.

The reasons the Directors have made the above recommendations include those set out in **sections 5.5** to **5.8** inclusive of the Scheme Booklet.

Each Director who is entitled to vote on the resolution intends to vote in favour of the resolution.

5. How to vote

If you are entitled to vote at the meeting, you may vote by attending the meeting in person, by attorney or proxy or, in the case of corporate shareholders, by a corporate representative.

6. Voting in person or by attorney

Preference Shareholders or their attorneys wishing to vote in person should attend the meeting.

Persons are asked to arrive at least 30 minutes prior to the time the meeting is to commence, so that their shareholding may be checked against the register and their attendance noted.

Unless previously noted by the Registrar, Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

7. Voting by Proxy

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form or forms in accordance with the instructions on the form prior to 7pm Melbourne time on 1 November 2003 by:

(a) post in the reply paid envelope provided to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
PO Box Reply paid 242
Melbourne, Victoria, 3001;

(b) hand to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria, 3000; or

(c) fax to:

Village Roadshow Limited
C/- Computershare Investor Services Pty Ltd
on +61 3 9473 2555.

Shareholders may appoint either 1 or 2 persons as their proxies to attend and vote on their behalf. However, if more than one proxy is appointed:

(d) neither appointment will be effective unless each proxy is appointed to represent a specified proportion of the Shareholder's voting rights; and

(e) neither proxy shall have the right to vote on a show of hands (but each may vote on a poll).

A proxy need not be a member of VRL.

In the case of joint holders all should sign the proxy form.

In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or signed by an authorised officer or attorney.

To be valid, a proxy form signed under a power of attorney must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors.

The Chairman of the meeting intends to vote all undirected proxies in favour of the resolution to be voted on at the meeting.

8. Voting by corporate representative

Corporate shareholders wishing to vote by corporate representative should:

(f) obtain an appointment of corporate representative form from the Registrar;

(g) complete and sign the form in accordance with the instructions on it; and

(h) bring the completed and signed form with them to the relevant meeting.

9. Further information

Full information on the meeting, including on voting entitlements and how to vote, is contained in the Scheme Booklet.

Dated 26 September 2003

By Order of the Court
Philip S, Leggo
Secretary

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Appendix G

Nominee Deed Poll

Appendix to Scheme Booklet

Nominee Deed Poll

by Computershare Clearing Pty Limited ACN 063 826 228 (**Nominee**)

in favour of VRL and Foreign Preference Shareholders

1. Background

(a) The Court will be asked to approve the Scheme.

(b) The Board has appointed Nominee as contemplated under clause 6(a) of the Scheme to do the things contemplated under clause 6(b) of the Scheme.

(c) Nominee has undertaken under this deed poll in favour of VRL and Foreign Preference Shareholders to do the things contemplated under clause 6(b) of the Scheme.

2. Defined terms & interpretation

In this deed poll:

(a) **Scheme** means the scheme of arrangement the Court will be asked to approve under section 411 of the Act between VRL and its Preference Shareholders under which VRL will Buy-Back each Preference Share on issue for $1.25 cents cash, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note; and

(b) terms have the same meaning as in the Scheme.

3. Operative provision

Conditional on Scheme Lodgment and subject to clauses 6(d) to (f) of the Scheme inclusive, Nominee, by way of deed poll in favour of VRL and each Foreign Preference Shareholder:

(a) accepts its appointment by the Board under clause 6(a) of the Scheme;

(b) agrees to:

(i) the issue to it in accordance with clause 6(a) of the Scheme of Unsecured Notes which would have been issued to each Foreign Preference Shareholder under the Scheme:

(ii) hold such Unsecured Notes on trust for the Foreign Preference Shareholder; and

(iii) be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes; and

(c) undertakes to do the things contemplated under clause 6(b) of the Scheme as things to be done by the Nominee.

4. General

(a) Should the Court approve the Scheme subject to any alterations or conditions, Nominee agrees by way of deed poll in favour of VRL and each Foreign Preference that its obligations under this deed poll will be modified accordingly.

(b) Where a notice, transfer, transmission application, direction or other communication is sent to Nominee in connection with this deed poll, it shall be deemed to be received when it is actually received by Nominee at its registered office.

(c) This deed poll is governed by the laws of Victoria.

EXECUTED as a deed poll

Dated: ..22nd.......September 2003

Signed, **sealed** and **delivered** by **Nominee** in the presence of

[signature] ←	[signature] ←
Signature ~~of director~~	Signature ~~of director~~/company secretary (Please delete as applicable)
H. GIDLEY-BAIRD	MARTIN JONES
Name of director (print)	Name of ~~director~~/company secretary (print)

MEL4_777527_1 (W97)

Appendix H

ESP Deed Poll

Appendix to Scheme Booklet

ESP Deed Poll

By Computershare Clearing Pty Limited ACN 063 826 228 (**Nominee**)

in favour of VRL and ESP Shareholders

1. Background

(a) The Court will be asked to approve the Scheme.

(b) The Nominee has undertaken under this deed poll in favour of VRL and ESP Shareholders to do the things contemplated under clause 7(b) of the Scheme.

2. Defined terms & interpretation

In this deed poll:

(a) **Scheme** means the scheme of arrangement the Court will be asked to approve under section 411 of the Act between VRL and its Preference Shareholders under which VRL will Buy-Back each Preference Share on issue for $1.25 cents cash, with $1 of the $1.25 being applied on behalf of the Preference Shareholder to acquire 1 Unsecured Note; and

(b) terms have the same meaning as in the Scheme.

3. Operative provision

Conditional on Scheme Lodgment and subject to clauses 7(c) and (d) of the Scheme, the Nominee, by way of deed poll in favour of VRL and each ESP Shareholder:

(a) agrees to:

(i) the Buy-Back Consideration which would have been provided to each ESP Shareholder under the Scheme being provided to it;

(ii) the Unsecured Notes which would have been issued to each ESP Shareholder under the Scheme being issued to it;

(iii) hold such Buy-Back Consideration and Unsecured Notes on trust for the ESP Shareholder subject to the terms of the ESPs; and

(iv) be bound by the Unsecured Notes Trust Deed and the terms and conditions of issue of the Unsecured Notes; and

(b) undertakes to do the things contemplated under clause 7(b) of the Scheme as things to be done by the Nominee.

4. General

(a) Should the Court approve the Scheme subject to any alterations or conditions, the Nominee agrees by way of deed poll in favour of VRL and each ESP Shareholder that its obligations under this deed poll will be modified accordingly.

(b) Where a notice, transfer, transmission application, direction or other communication is sent to the Nominee in connection with this deed poll, it shall be deemed to be received when it is actually received by the Nominee at its registered office.

(c) This deed poll is governed by the laws of Victoria.

EXECUTED as a deed poll

Dated: 22nd September 2003

Signed, **sealed** and **delivered** by **the Nominee** in the presence of

[signature] ←	[signature] ←
Signature ~~of director~~	Signature ~~of director~~/company secretary (Please delete as applicable)
H. GIDLEY-BAIRD	MARTIN JONES
Name of director (print)	Name of ~~director~~/company secretary (print)

MEL4_777533_1 (W97)